Form 20-F
period 2020-12-31
Yalla Group Ltd
filed 2021-04-02
CIK 1794350

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number 001-39552

YALLA GROUP LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

#238, Building 16, Dubai Internet City

Dubai, United Arab Emirates

(Address of principal executive offices)

Yang Hu, Chief Financial Officer

Telephone: +86 18682386706

Email: hu.yang@yalla.live

Address: 9th Floor, Building E, Chengxi Yintai City

Gongshu District, Hangzhou, Zhejiang Province

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing one Class A ordinary share	YALA	New York Stock Exchange

Class A ordinary shares, par value US$0.0001 per share*	N/A	New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g)

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

119,196,117 Class A ordinary shares were outstanding as of December 31, 2020

24,734,013 Class B ordinary shares were outstanding as of December 31, 2020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐

If “Other” has been checked in response to the previous question, indicate by check mark which consolidated financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Except where the context otherwise requires, references in this annual report to:

•	“active users” are to registered users who accessed any of our mobile applications at least once during a given period;

•	“ADSs” are to American depositary shares, each of which represents one Class A ordinary share;

•	“AED” are to the United Arab Emirates dirham, the legal currency of the United Arab Emirates;

•	“ARPPU” are to average revenues per paying user in a given period, which is calculated by dividing (i) revenues for such period, by (ii) the number of paying users for such period;

•	“average MAUs” are to the average monthly active users in a given period calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period;

•	“CAGR” are to compound annual growth rate;

•

“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

•

“MENA” are to the Middle East and North Africa region, including, for the purposes of this annual report only, Algeria, Bahrain, Egypt, Jordan, Kuwait, Morocco, Oman, Qatar, Saudi Arabia and the United Arab Emirates;

•	“Net margin” are to net income as a percentage of revenues;

•

“paying users” are to registered users who played a game or purchased our virtual items or upgrade services using virtual currencies on our platform at least once in a given period, except for users who receive all of their virtual currencies directly or indirectly from us for free;

•

“registered users” are to users who have registered accounts on our platform as of a given time; a registered user is not necessarily a unique user, however, as an individual may register multiple accounts on our platform, and consequently, the number of registered users we pre-sent in this annual report may not equal the number of unique users who have registered on our platform as of a given time;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“UAE” are to the United Arab Emirates;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States; and

•	“we,” “us,” “our company” and “our” are to Yalla Group Limited (formerly known as FYXTECH CORPORATION) and its subsidiaries, as the context requires.

Unless specifically indicated otherwise or unless the context otherwise requires, all references to our ordinary shares exclude ordinary shares issuable upon the exercise of outstanding options with respect to our ordinary shares under our share incentive plans.

The translations from AED to U.S. dollars in this annual report were made at a rate of AED3.6725 to US$1.00, the exchange rate at which AED has been pegged to U.S. dollars since November 1997. We make no representation that AED amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

We listed our ADSs on the New York Stock Exchange under the symbol “YALA” on September 30, 2020.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements relate to, among others:

•	our goal and strategies;

•	our ability to maintain and strengthen our position as a leader among voice-centric social networking and entertainment platforms in MENA;

•	our expansion plans;

•	our future business development, financial condition and results of operations;

•	our expectations regarding demand for, and market acceptance of, our services;

•	laws, regulations and policies relating to voice-centric social networking and entertainment platforms;

•	general economic and business conditions; and

•	assumptions underlying or related to any of the foregoing.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

You should read these statements in conjunction with the risks disclosed in “Item 3. Key Information—D. Risk Factors” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission, or the SEC. Moreover, we operate in an emerging and evolving environment. New risks may emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have referred to in this annual report, completely and with the understanding that our actual future results may be materially different from what we expect.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of comprehensive income for the years ended December 31, 2018, 2019 and 2020 and selected consolidated balance sheets as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. We derived the consolidated balance sheet data as of December 31, 2018, as set forth below, from our audited consolidated financial statements that are not included in this annual report.

You should read the selected consolidated financial data in conjunction with the financial statements and the related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States, or the U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,
	2018	2019	2020
	(US$ in thousands, except for share and per share data)
Revenues	42,371	63,465	134,927
Costs and expenses:
Cost of revenues	(13,848)	(20,553)	(61,271)
Selling and marketing expenses	(5,686)	(8,250)	(21,702)
General and administrative expenses	(1,630)	(4,121)	(42,974)
Technology and product development expenses	(853)	(1,598)	(5,221)

Total costs and expenses	(22,017)	(34,522)	(131,168)

Operating income	20,354	28,943	3,759

Interest income	145	390	202
Government grant	—	—	99
Investment income	6	28	14

Income before income taxes	20,505	29,361	4,074
Income tax expenses	(263)	(436)	(861)

Net income	20,242	28,925	3,213

Earnings (loss) per ordinary share
—Basic and diluted	(0.12)	0.22	(0.02)
Weighted average number of shares outstanding used in computing earnings (loss) per ordinary share
—Basic and diluted	73,393,941	73,393,941	91,755,810

	As of December 31,
	2018	2019	2020
	(US$ in thousands)
Cash and cash equivalents	17,017	45,303	236,883
Term deposits	1,311	2,723	—
Short-term investments	494	1,507	766
Prepayments and other current assets	2,295	3,930	15,726
Total current assets	21,117	53,463	253,375
Total assets	21,318	54,117	254,617

	As of December 31,
	2018	2019	2020
	(US$ in thousands)
Accounts payable	433	724	1,574
Deferred revenue	3,439	6,011	13,360
Accrued expenses and other current liabilities	601	1,577	6,148
Total current liabilities	4,473	8,312	21,082
Total liabilities	4,473	8,312	21,082
Total mezzanine equity	23,963	25,903	—
Total shareholders’ equity (deficit)	(7,118)	19,902	233,535

Non-GAAP Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this annual report presents non-GAAP financial measures, namely non-GAAP operating income and non-GAAP net income, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP operating income as operating income excluding share-based compensation. We define non-GAAP net income as net income excluding share-based compensation.

By excluding the impact of share-based compensation expenses, which are non-cash charges, we believe that the non-GAAP financial measures help identify underlying trends in our business and enhance the overall understanding of our past performance and future prospects. Investors can better understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude share-based compensation expenses, which are not expected to result in cash payments. We also believe that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by our management in financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Share-based compensation has been and may continue to be incurred in our business and is not reflected in the presentation of non-GAAP financial measures. Furthermore, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by providing the relevant disclosure of our non-GAAP financial measures in the reconciliations to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating our performance. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our non-GAAP operating income in the years presented to operating income:

	As of December 31,
	2018	2019	2020
	(US$ in thousands)
Operating income	20,354	28,943	3,759
Share-based compensation expenses	—	—	60,805

Non-GAAP operating income	20,354	28,943	64,564

The following table reconciles our non-GAAP net income in the years presented to net income:

	As of December 31,
	2018	2019	2020
	(US$ in thousands)
Net income	20,242	28,925	3,213
Share-based compensation expenses	—	—	60,805

Non-GAAP net income	20,242	28,925	64,018

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Relating to Our Business and Industry

If we fail to retain our existing users, keep them engaged or further grow our user base, our business, operation, profitability and prospects may be materially and adversely affected.

The size of our user base and the level of our user engagement are critical to our success. Our voice-centric social networking and entertainment platform depends on our ability to maintain and increase the size of our user base and user engagement level. We may be unable to attract and retain users or convert non-paying users into paying users. A decline in our user base may also adversely affect the engagement level of our users and vibrancy of the Yalla community, which may in turn reduce attractiveness of our platform and reduce our monetization opportunities. Any of these factors could have a material and adverse effect on our business, financial condition and results of operations.

Maintaining and improving the size of our user base and level of user engagement is critical to our continued success. To maintain and improve the size of our user base and high level of user engagement, we would have to ensure that we adequately and timely respond to changes in user preferences, adapt to cultural differences in our target markets, and offer new features that may attract new users, among others. There is no guarantee that we could meet any or all of these goals. A number of factors could negatively affect user retention, growth and engagement, including if:

•

we suffer from negative publicity, fail to maintain our brand or if our reputation is damaged because we are unable to combat inappropriate, illegal or abusive use of our platform, or because we fail to comply with regulatory requirements on user privacy and data collection, or due to other reasons;

•	technical or other problems prevent us from delivering our services in a rapid and reliable manner or otherwise adversely affect the user experience;

•	we fail to innovate the features, virtual gifts and functions of our mobile applications that keep our users interested and eager to return to our platform on a regular basis;

•	we fail to adapt to the local cultures and regulatory environment of existing or new markets that we enter into;

•	we fail to address user concerns related to privacy and communication, safety, security or other factors;

•	we fail to continuously develop and offer attractive products and services to users;

•	users change their social networking habits or spending patterns; or

•	there are adverse changes in our services that are mandated by, or that we elect to make to address concerns about, legislation, regulations or government policies.

If we cannot retain our existing users and expand our user base, the network effect provided by the social nature of our platform will diminish and the popularity of our platform and its profitability may be materially and adversely affected. As a result, our results of operations and financial conditions may be material and adversely affected.

We face risks and uncertainties regarding the growth of the voice-centric social networking and entertainment industry and market acceptance of our platform and services.

The voice-centric social networking and entertainment industry is a relatively new and evolving industry. The growth of the voice-centric social networking and entertainment industry and the level of demand and market acceptance of our platform and services are subject to a high degree of uncertainty. Our future operating results will depend on a number of factors, some of which are beyond our control. These factors include:

•	the growth of Internet and mobile Internet user base in our target markets;

•	whether the voice-centric social networking and entertainment industry in our target markets continues to grow;

•	user consumption behavior in the voice-centric social networking and entertainment industry;

•	user acceptance of the “many-to-many” mobile voice-based interaction model, as compared to other forms of online interaction;

•	general economic conditions, which would affect discretionary spending on entertainment;

•	our ability to timely update our platform and services and introduce other new online entertainment products to attract existing and new users;

•	the availability and popularity of other forms of online and mobile entertainment which may compete with us; and

•	the growth of other markets that we may enter into from time to time.

If we fail to anticipate and effectively manage these risks and uncertainties, our market share may decrease, and our business, financial condition and results of operations may be materially and adversely affected.

If we fail to effectively manage our growth and control our spending to maintain such growth, our brand, business and results of operations may be materially and adversely affected.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management and resources. However, given our limited operating history and the rapidly evolving markets in which we compete, we may encounter difficulties as we expand our operations, technology and product development, selling and marketing, and general and administrative capabilities. We cannot assure you that this level of growth will be sustainable in the future. We believe that our continued growth will depend on our ability to attract and retain users, develop an infrastructure to serve and support an expanding user base, increase user engagement levels, explore new monetization avenues, and convert non-paying users to paying users, among others. We cannot assure you that we will be successful with any of the above.

To manage our growth and maintain profitability, we expect our costs and expenses to continue to increase in the future as we anticipate that we will need to continue to implement, from time to time, a variety of new and upgraded operational and technology systems. We will also need to expand, train, manage and motivate our workforce and manage our relationships with users. All of these endeavors involve risks and will require substantial management efforts, skills and significant additional expenditures. We expect to continue to invest in our infrastructure in order to enable us to provide our services rapidly and reliably to users. Continued growth would put strains on our ability to maintain reliable service levels for all of our users. Managing our growth will require significant expenditures and involve the allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as we grow, our business, operating results and financial condition could be harmed.

Our revenue model for voice-centric social networking and entertainment community may not remain effective and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

We primarily generate our revenue by providing group chatting and games services. We operate our voice-centric social networking and entertainment platform using a revenue model whereby users can get free access to the basic functions on our platform for our group chatting service but have the options to purchase virtual currencies. Individual users consume virtual currencies to purchase virtual items and upgrade services or play games on our platform. Virtual items primarily consist of various virtual gifts and privileges in chat rooms or games. Upgrade services primarily consist of premium rights or premium membership on our platform. Although our voice-centric social networking and entertainment business has experienced significant growth in recent years, we may not achieve a similar growth rate in the future, as the user demand for this service may change, decrease substantially or dissipate, or we may fail to anticipate and serve user demands effectively.

Although we design the virtual currency systems on our platform based on our knowledge about users’ preferences and behavior, there can be no assurance that users will continue to purchase and spend our virtual currencies. If users’ spending habits change and they choose to only access our platform for free without additional purchases, we may not be able to continue to successfully implement the virtual currency-based revenue model for our platform, in which case we may have to develop other value-added services or products to monetize our user base. We cannot guarantee that our attempts to monetize our user base will continue to be successful, profitable or widely accepted, and therefore the future revenue and income potential of our business are difficult to evaluate.

If we fail to maintain and enhance our brand or if we incur excessive expenses in this effort, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brand is of significant importance to the success of our business. A well-recognized brand is important to increasing the number of users and the level of engagement of our users. Since we operate in a highly competitive market, brand maintenance and enhancement directly affect our ability to maintain our market position.

We have developed our Yalla brand mostly through word of mouth referrals and advertisement on search engines, app stores and other social media platforms. As we expand, we may conduct various additional marketing and brand promotion activities using more methods and channels to continue promoting our brand. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect.

In addition, any negative publicity in relation to our platform, services or operations, regardless of its veracity, could harm our brands and reputation. We have sometimes received, and expect to continue to receive, complaints from users regarding the quality of the services we offer. Negative publicity or public complaints may harm our reputation, and if complaints against us are not addressed to users’ satisfaction, our reputation and our market position could be significantly harmed, which may materially and adversely affect our business, results of operations and prospects.

We plan to continue expanding into additional markets where we have limited operating experience and may be subject to increased business, economic and other risks that could affect our operating results.

We are headquartered in the UAE, and MENA is our key market. As of December 31, 2020, our mobile platform was available in over 100 countries, with Yalla in eight languages and Yalla Ludo in four languages. We believe the sustainable growth of our business depends on our ability to increase the penetration of our products in both our existing and new markets. Our continued international operations and global expansion may result in increased costs and expose us to a number of challenges and risks, including:

•	challenges in developing successful products and implementing effective marketing strategies that respectively target users from various countries and with a diverse range of preferences and demands;

•	difficulties in managing and overseeing global operations and in affording increased costs associated with doing business in multiple international locations;

•	challenges in tailoring our interfaces to our users’ diverse cultural backgrounds;

•	competition from global and local online social networking and entertainment industry players;

•

risks related to the regulatory environment in various jurisdictions in which our mobile applications are available, uncertainties and unexpected changes in applicable laws, regulations and enforcement;

•

burdens of complying with local laws and regulations, including in respect of Internet content control, social media content, virtual currencies and other virtual items, cyber security and data privacy, anti-corruption, payment and anti-money laundering, minors protection, licensing, approval or filing requirements, intellectual property protection, taxation, exchange controls, and economic sanctions;

•	political, social or economic instability in the relevant countries;

•	fluctuations in currency exchange rates; and

•	difficulties in integrating and managing potential acquisitions or investments.

In particular, we face significant challenges to ensure the content presented on our platform is in compliance with the different regulatory frameworks in the jurisdictions in which our platform is available. These jurisdictions may impose stringent restrictions on the content generated by users and onerous requirements for online platforms to monitor content, and our expansion into new markets could cause substantial increases in our compliance costs. Our experience in existing markets may be of limited value in new markets. The different and potentially more stringent regulatory environments in the new markets may increase our risk exposure in our operations. Any incidents related to our failure to comply with applicable laws and regulations or remove inappropriate content could materially and adversely affect our business operations and our reputation.

Our business, financial condition and results of operations may be materially and adversely affected by these challenges and risks associated with our global operations.

We face competition in several major aspects of our business. If we fail to compete effectively, we may lose users, which could in turn materially and adversely affect our business, financial condition and results of operations.

We face competition in several major aspects of our business. We directly compete with other voice-centric social networking and entertainment platforms for users. In addition, we compete with other social networking and entertainment platforms. Some of our competitors may have longer operating histories and significantly greater financial, technical and marketing resources than we do, and in turn may have an advantage in attracting and retaining users and potential business partners. In addition, our competitors may have significantly larger user bases and more established brand names and user stickiness than we do and therefore are able to more effectively leverage their user bases and brand names to provide online social network and other products and services, and thereby increase their respective market shares. In addition, as user preferences evolve, new forms of mobile entertainment may emerge in the future and compete with our platform.

If we are not able to compete effectively, our overall user base and level of user engagement may decrease, which could reduce the number of our paying users or make us less attractive to potential users and potential business partners. We may be required to devote additional resources to further increasing our brand recognition and promoting our platform and services, and such additional spending may adversely affect our profitability and may not generate the expected results cost-effectively, or at all. Furthermore, if we are involved in disputes with any of our competitors that result in negative publicity to us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image and in turn lead to a reduced number of users for our platform. Any legal proceedings or measures we take in response to such disputes may be expensive, time-consuming and disruptive to our operations and divert our management’s attention.

Our limited operating history with a relatively new business model in a relatively new market makes it difficult to evaluate our business and growth prospects.

Our business operations commenced in April 2016, with commercialization beginning in the same year. We have experienced growth in the number of active users and total revenues in recent years. Our average MAUs increased from 2.2 million in the three months ended December 31, 2018 to 4.2 million in the same period of 2019, and further increased to 16.4 million in the same period of 2020. Our paying users experienced similar rapid growth during the period. Our revenues increased by 49.8% from US$42.4 million in 2018 to US$63.5 million in 2019, and further increased by 112.6% to US$134.9 million in 2020. However, our operational and financial growth in 2018, 2019 and 2020 may not be indicative of our future performance, as our operating results represent a limited history and sample size and may be hard to repeat in the future. For example, since the COVID-19 outbreak, people in impacted regions, including MENA, have generally spent more time online and engaged in more online social networking and entertainment activities, which contributed to the significant increase in our MAU, paying users and revenues in 2020. We cannot assure you that we will be able to maintain such growth after quarantine measures and other restrictions due to COVID-19 pandemic are lifted and more offline activities are resumed in our target markets. Moreover, the PRC government exempted or reduced certain enterprises’ contributions to basic pension insurance, unemployment insurance, and work injury insurance due to the COVID-19 outbreak in 2020, and our PRC subsidiaries were exempted from contributions to certain social insurance between February 2020 and December 2020. Our costs and expenses will likely increase after these exemptions are removed.

Many elements of our business are evolving. The markets for our voice-centric social networking and entertainment platform and the related services are relatively new and rapidly developing and are subject to significant challenges, especially in terms of converting non-paying users to paying users, maintaining a stable paying user base and attracting new paying users. Our business plan relies heavily upon an expanding user base and the resulting increased revenues from group chatting and games services, as well as our ability to capitalize on growth opportunities in the social networking and entertainment industry and explore other monetization avenues. We may not succeed in any of these aspects.

As the voice-centric social networking and entertainment industry in our target markets is relatively young, there are few proven methods of projecting user demand or available industry standards on which we can rely. Our current monetization method is also at a relatively preliminary stage. For example, if we fail to properly manage the volume and price of our virtual items or upgrade services, our users may be less likely to purchase them. We cannot assure you that our monetization attempts will be successful, profitable or accepted by users, and therefore it may be difficult to gauge the income potential of our business.

Addressing these risks and uncertainties will require significant capital expenditures and allocation of valuable management and employee resources. If we fail to successfully address any of the above risks and uncertainties, the size of our user base, our revenues and our operating margin may decline.

Our community culture is vital to our success. Our operations may be materially and adversely affected if we fail to maintain the culture of the Yalla community.

We have cultivated an interactive and vibrant online community centered on our voice-centric social networking and entertainment platform. We strive to provide premium user experience by continuously improving user interfaces and features of our platform to adapt to the relevant local cultures and by encouraging social interactions among users. We believe that maintaining and promoting such a vibrant community culture is critical to retaining and expanding our user base. We have taken multiple initiatives to preserve our community culture and values. Leveraging our insights into MENA culture and local user preferences, we infuse our user interfaces with local cultural elements. For non-English versions of Yalla, we update the user interface with color themes and logos related to specific local holidays to celebrate with our users, and virtual gifts are typically designed based on local customs. However, there can be no assurance that we will be able to maintain our community culture and remain as the preferred platform for our target users. For example, frictions among our users and inflammatory comments posted by Internet trolls and any inappropriate handling of these frictions may damage our community culture and brand image. Any failure to timely screen out and remove illegal or inappropriate content posted on our platform or to identify and close fake accounts of Internet trolls could also adversely affect users’ perception of and experience on our platform. Any damage to our community culture could materially and adversely affect our business prospects and results of operations.

Our business is highly dependent on the proper functioning and improvement of our information technology systems and infrastructure. Our business and operating results may be harmed by service disruptions, or by our failure to timely and effectively scale up and adjust our existing technology and infrastructure.

The popularity of our platform and services and our ability to further monetize our user base depend on our ability to adapt to rapidly changing technologies as well as our ability to continually innovate in response to evolving consumer demands and expectations and market competition. Our ability to provide a superior user experience on our platform depends on the continuous and reliable operation of our IT systems.

We may not be able to procure sufficient bandwidth in a timely manner or on acceptable terms or at all. Failure to do so may significantly impair user experience on our platform and decrease the overall effectiveness of our platform to users. Our IT systems are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm our IT systems. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could damage our reputation and cause our users to migrate to our competitors’ platforms. If we experience frequent or constant service disruptions, whether caused by failures of our own IT systems or those of third-party service providers, our user experience may be negatively affected, which in turn may have a material and adverse effect on our reputation and business. We may not be successful in minimizing the frequency or duration of service interruptions. As the number of our users increases and our users generate more content on our platform, we may be required to expand and adjust our technology and infrastructure to continue to reliably store and monitor content generated by users on our platform. It may become increasingly difficult to maintain and improve the performance of our platform, particularly during peak usage times, as our services become more complex and as our user base increases.

We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in negative publicity and a slowdown in the growth of our user base, which could materially and adversely affect our business, financial condition and results of operations.

Our business partially depends on services provided by, and relationships with, various third parties. For example, we source audio processing and multi-party real-time communication solutions from third parties to support all of our Yalla rooms and we use servers of a third party for data storage and processing. We also rely on third parties to provide software and other IT services to us. If such third parties terminate their services to us or if they encounter technological or other difficulties, we may not be able to find alternative solutions in a timely manner or on terms satisfactory to us. In particular, there are only a limited number of providers of high quality audio processing solutions in the market. In addition, certain third-party software we use in our operations is currently publicly available free of charge. If the provider of any such software decides to charge users or no longer makes the software publicly available, we may need to incur significant costs to obtain licensing, find replacement software or develop it on our own. If we are unable to obtain licensing, find or develop replacement software at a reasonable cost, or at all, our business and operations may be adversely affected.

In addition, we process purchases of our virtual currencies through third-party payment platforms. If any of these third-party payment platforms suffer from security breaches or leakage of user information, users may lose confidence in such payment systems or channels and refrain from purchasing our virtual currencies, in which case our results of operations would be negatively impacted. See “—The security of operations of, and fees charged by, third-party payment platforms may have a material adverse effect on our business and results of operations.”

Certain of our customer service staff are employees of third-party service providers incorporated in Egypt and the UAE. If the third parties’ employees fail to provide satisfactory services to our users, we may not be able to rectify the deficiency in a timely manner, and our business could be adversely affected. Labor or contractual disputes could also arise among us, the third-party service providers and/or the relevant customer service staff, which could cause disturbance of services to our users.

We exercise no control over the third parties with whom we have business arrangements. If such third parties increase their prices, fail to provide their services effectively, terminate their services or agreements or discontinue their relationships with us, we could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on our business, financial condition and results of operations.

We face risks related to health epidemics, pandemics, natural disasters and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics or pandemics. In recent years, there have been outbreaks of epidemics in MENA, China and globally. Our business operations could be disrupted if any of our employees are suspected of having COVID-19, H1N1 flu, avian flu or another epidemic or pandemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the economy in our target markets in general and the mobile Internet industry in particular. In particular, COVID-19 has spread globally in the first quarter of 2020, including several countries in MENA. Government measures designed to control the spread of the virus, such as restrictions on travel and the closing-down of businesses to the public, may result in a decline of economic activities in our target markets. Such decline may have a material and adverse impact on our business, results of operations and financial condition. The extent of such impact will depend largely on future developments, which are highly uncertain, including the severity of the outbreak in our target markets and future government measures in response to the outbreak, among other things. In addition, we have implemented working-from-home arrangements for our employees as a result of the outbreak. While we have not experienced any disruption in our operations, such arrangements may adversely affect the efficiency of our workforce.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Item 3. Key Information—D. Risk Factors” section, such as those relating to our ability to grow our user base and implement our monetization strategies.

We are also vulnerable to natural disasters and other calamities. It is possible that we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.

Our business is sensitive to global political and economic conditions. A severe or prolonged downturn in the global economy could materially and adversely affect our business, financial condition and results of operations.

The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. There have been concerns over unrest and terrorist threats in MENA, Europe and Africa, which have resulted in volatility in oil and other markets, and concerns over the conflicts involving Ukraine, Syria and North Korea.

We are headquartered in the UAE. MENA is our key market. While the UAE is seen to have a relatively stable political environment, certain other jurisdictions in MENA are not. In particular, since early 2011 there have been increased political risks in several countries in the region, including Algeria, Bahrain, Egypt, Libya, Morocco, Oman, Saudi Arabia, Tunisia and Syria. These risks have ranged from public demonstrations to, in extreme cases, armed conflicts and civil war and have given rise to a number of regime changes and increased political uncertainty across the region. In particular, the armed conflicts in Syria, Iraq and Yemen have the potential to further destabilize the region, further increase uncertainty and have a material negative impact on the regional economy. In mid-2017, Bahrain, Saudi Arabia, the UAE and certain other countries imposed sanctions on Qatar, which remain in place. In January 2020, the United States conducted a drone strike that killed the Iranian general Qasem Soleimani, which escalated tensions between the United States and Iran and heightened the risk for a military conflict between the two countries. The fluctuations in oil price and the outbreak of COVID-19 in the first quarter of 2020 may materially and adversely affect the economic conditions in MENA. The financial, political and general economic conditions prevailing from time to time across MENA may affect mobile users’ willingness and ability to spend on the mobile Internet and have a material adverse impact on our performance and operating results. It is not possible to predict the occurrence of events or circumstances such as war or hostilities, or the impact of such occurrences, and no assurance can be given that we would be able to sustain our current profit levels if adverse political events or circumstances were to occur, particularly in MENA. A general downturn or instability in certain sectors of MENA’s economies could have an adverse effect on our business. In addition, we may be affected by unexpected changes in regulations and enforcement, nationalization of assets and other governmental actions by the host countries, government regulations that favor local competitors, changing taxation policies, restrictions on converting foreign currencies into U.S. dollars, most of which are beyond our control. Investors should also note that our business could be adversely affected by political, economic or related developments both within and outside MENA because of inter-relationships within the global financial markets.

Significant political, social and economic instability in one or more of our markets could have a material adverse effect on our business, financial condition and results of operations. Any severe or prolonged slowdown in the global economy may also materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

We have incurred and may incur substantial share-based compensation expenses.

On June 22, 2018, we adopted a share incentive plan, which was amended and restated on November 19, 2019 and was further amended in June 2020, or the 2018 Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for a detailed discussion. As of December 31, 2020, we are authorized to grant share awards for issuance of up to a maximum of 41,733,506 ordinary shares under the 2018 Plan, and options to purchase 41,713,506 ordinary shares under the 2018 Plan have been granted and outstanding. We are required to recognize compensation expense for an equity award over the period in which the recipient is required to provide service in exchange for the equity award. We recognized share-based compensation expenses in the amount of US$60.8 million in 2020. As of December 31, 2020, the total unrecognized compensation expense associated with share options amounted to US$76.8 million. On August 31, 2020, we adopted the 2020 Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for a detailed discussion. As of December 31, 2020, we are authorized to grant share awards for issuance of up to a maximum of 2,492,603 ordinary shares under the 2020 Plan, and no share awards have been granted under the 2020 Plan. If additional share options or other equity incentives are granted to our employees, directors or consultants in the future, we will incur additional share-based compensation expense and our results of operations will be further adversely affected.

Our corporate actions are substantially controlled by our Chairman and Chief Executive Officer, Mr. Tao Yang, who has the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

Our third amended and restated memorandum and articles of association provides that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 20 votes. Mr. Tao Yang, our Chairman and Chief Executive Officer, beneficially owns all the Class B ordinary shares issued and outstanding and exercises 86.4% of the aggregate voting power of our total issued and outstanding shares as of December 31, 2020. As a result, Mr. Tao Yang has the ability to control or exert significant influence over important corporate matters; investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

•	the composition of our board of directors and, through it, any determinations with respect to our operations, business direction and policies, including the appointment and removal of officers;

•	any determinations with respect to mergers or other business combinations;

•	our disposition of substantially all of our assets; and

•	any change in control.

These actions may be taken even if they are opposed by our other shareholders, including the holders of the ADSs. Furthermore, this concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ADSs. As a result of the foregoing, the value of your investment could be materially reduced.

User growth and engagement depend upon effective interoperation with mobile operating systems, networks, devices and standards that we do not control.

We make our mobile applications available across a variety of mobile operating systems and devices. We are dependent on the effective interoperation of our mobile applications with mobile operating systems, such as Android and iOS, networks, devices and standards, which we do not control. Any changes in such mobile operating systems, networks, devices or standards that degrade the functionality of our mobile applications or give preferential treatment to competitive products could adversely affect usage of our mobile applications and our ability to deliver high quality user experience. We may not be successful in developing relationships with key participants in the mobile industry or in developing mobile applications that operate effectively with these mobile operating systems, networks, devices and standards. In the event that it is difficult for our users to access and use our mobile applications, particularly on their mobile devices, our user growth and user engagement could be harmed, and our business and operating results could be adversely affected.

User misconduct and misuse of our platform may adversely impact our brand image, and we may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, and the relevant local authorities may impose restrictions on access to our platform.

Our voice-centric social networking and entertainment platform enables users to chat, play games and engage in various forms of other online communications in real time. We also allow users to share texts, images and other content with each other through our platform. However, our platform does not require real-name registration and identity verification of our users. In addition, because all of the audio and text communications on our platform are conducted in real time, we are unable to examine the content generated by our users on air before they are streamed on our platform. We require all users to agree to our terms of service upon account registration. Our terms of service set out types of content strictly prohibited on our platform, and we have also developed a content monitoring system that utilizes primarily automation, as well as manual screening, to filter inappropriate content. We also encourage users to report any noncompliance of our terms of service. However, due to the immense quantity of user-generated content on our platform, we may not be able to detect all violations of our terms of service or inappropriate or illegal content streamed, displayed or exchanged over our platform, or determine the type of content or actions that may result in liability to us. Our automated screening system may fail to timely screen out and remove inappropriate or illegal content. As such, relevant government authorities could identify inappropriate or illegal content on our platform, which could lead to restrictions on access to our platform in the relevant jurisdictions. Even if we manage to identify and remove offensive content, we may still be held liable. Negative publicity of incidents related to inappropriate or illegal content on our platform or any misuse of our platform by users could also adversely affect our brand image. As a result, our ability to retain or increase our user base and user engagement may be adversely affected, we may not be able to maintain or grow our revenues as anticipated, and our business prospects and financial results could be adversely affected.

Additionally, it is possible that our users may engage in illegal, obscene or incendiary conversations or activities on or through our platform that may be deemed illegal under the relevant local laws and regulations or inappropriate under local cultures or customs, for which we may be subject to potential liability. Content generated, including text and images posted, by our users may infringe on rights of others. In addition, because we offer our mobile applications in a large number of jurisdictions, and we have not implemented any user screening procedures, we cannot ensure that our provision of online social networking and entertainment services to all users is in compliance with all applicable laws. The jurisdictions in which our mobile applications are available may have regulations governing the distribution of information over the Internet. These regulations may prohibit the display of content that, among other things, impairs the public interest, or is obscene, superstitious, fraudulent or defamatory. For example, the regulations in some countries in MENA and Southeast Asia prohibit online social networking platforms from being used for dating, pornographic or gambling purposes. While we do not believe our mobile applications are provided to users for any of these purposes, we cannot control how users interact online or offline other than through content monitoring on our mobile applications. We may be subject to fines or other disciplinary actions as prescribed under the relevant local laws and regulations. We may also face claims for defamation, libel, negligence, aiding-and-abetting liability, infringement of copyright, patent, trademark or other intellectual property or third-party rights, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. For example, if any of our users suffers or alleges to have suffered physical, financial or emotional harm as a result of content posted on or conduct initiated from our platform, we may face legal actions initiated by the affected user. In response to such lawsuits, government authorities may take regulatory actions against us based on alleged non-compliance with applicable laws and regulations, such as prohibitions of illegal or inappropriate content on mobile platforms. Defending any such actions could be costly and involve significant time and attention of our management and other resources, which would materially and adversely affect our business and operations. Moreover, the costs of compliance with these regulations may increase as a result of the expansion of our platform, which may adversely affect our results of operations. We may also be required to restrict, discontinue or make other changes to certain features and services provided on our mobile applications, and we may even be prohibited from providing our mobile applications to users in certain jurisdictions. As a result, our business may suffer, our user base, revenue growth and profitability may be materially and adversely affected, and the price of our ADSs may decline.

Malicious software and applications may affect user experience, which could reduce our ability to attract users and materially and adversely affect our business, financial condition and results of operations.

Malicious software and applications may interrupt the operations of our platform and pass on such malware to our users which could adversely hinder user experience. We cannot guarantee that we will be able to successfully block these attacks. If users experience a malware attack by using our platform, our users may associate the malware with our platform. As a result, our reputation, business, and results of operations could be materially and adversely affected.

The security of operations of, and fees charged by, third-party payment platforms may have a material adverse effect on our business and results of operations.

Currently, we process purchases of our virtual currencies through third-party payment platforms. In all of these payment transactions, secured transmission of confidential information such as the users’ credit card numbers and personal information over public networks and through the payment platforms is essential to maintaining consumer confidence.

We do not have control over the security measures of our third-party payment platforms. Any security breaches of a payment platform that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of the other payment platforms that we use. If a well-publicized Internet or mobile network security breach were to occur, users may become reluctant to purchase our virtual currencies, even if such breach did not involve payment systems or methods used by us. In addition, there may be billing software errors that would damage customer confidence in these payment platforms. If any of the above were to occur and damage our reputation or the perceived security of the payment platforms we use, we may lose paying users and users may be discouraged from spending on our platform, which may have a material adverse effect on our business.

In addition, there are currently only a limited number of reputable third-party payment systems in our target markets. If any of these major payment systems decides to cease to provide services to us, or significantly increases the fee rates it charges us for using its payment systems for our virtual currencies, our results of operations may be materially and adversely affected.

Users’ payments to purchase and use of virtual currencies on our mobile applications could expose us to additional regulatory requirements and other risks that could be costly or difficult to comply with.

We may be subject to a variety of laws and regulations in the various jurisdictions where our users are located in respect of the users’ payments to purchase virtual currencies on our applications through third-party payment platforms, including those governing money transmission, gift cards and other prepaid access instruments, electronic funds transfers, anti-money laundering, counter-terrorist financing, gambling, banking and lending. In some jurisdictions, the application or interpretation of these laws and regulations may be unclear. Our efforts to comply with these laws and regulations could be costly and result in diversion of management time and effort and may still not guarantee compliance. In the event that we are found to be in violation of any such legal or regulatory requirements, we may be subject to monetary fines or other penalties, or we may be required to make product or marketing practice changes, any of which could have an adverse effect on our business and financial results. In addition, we may be subject to a variety of additional risks as a result of these payments by users, including potential fraudulent or otherwise illegal activity by users, employees, or third parties.

Changes in laws and regulations related to the Internet and mobile Internet, perceptions toward the use of social media and changes in Internet infrastructure itself may diminish the demand for our platform or products and could adversely affect our business and results of operations.

The success of our business depends upon the continued use of the Internet or mobile Internet and social media. Relevant government regulatory authorities, including those in MENA, may adopt laws or regulations that restrict the use of the Internet, mobile Internet or social media in the future. In addition, government agencies or private organizations may impose additional taxes, fees or other charges for accessing the Internet. These laws, taxes, fees or charges could limit the use of the Internet or mobile Internet or decrease the demand for online social media.

In addition, the performance of our platform could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility and quality of services. The performance of the Internet and mobile Internet has been adversely affected by “viruses,” “worms” and similar malicious programs, as well as the risks associated with other types of security breaches. If the use of the Internet or mobile Internet is reduced as a result of these or other issues, then demand for our platform could decline, which could adversely affect our revenue, business, results of operations and financial condition.

Concerns about collection, use, retention, transfer, disclosure, processing and security of personal data could damage our reputation and deter current and potential users from using our platform and services, or subject us to significant compliance costs or penalties, which could materially and adversely affect our business, financial condition and results of operations.

Concerns about our practices with regard to the collection, use, retention, transfer, disclosure, processing and security of personal information or other privacy-related matters, such as cybersecurity breaches, misuse of personal data and data sharing without necessary safeguards, even if unfounded, could damage our reputation and operating results. MENA is our key market, and the three data centers with servers that collect and process our user data are located in Hong Kong, Germany and the United States. As of December 31, 2020, our platform was available in over 100 countries. The regulatory frameworks regarding privacy issues in many jurisdictions are constantly evolving and can be subject to significant changes from time to time, and therefore we may not be able to comprehensively assess the scope and extent of our compliance responsibility at a global level. Furthermore, the developing requirements relating to clear and prominent privacy notices (including in the context of obtaining informed and specific consents to the collection and processing of personal data, where applicable) may potentially deter users from consenting to certain uses of their personal information. In general, negative publicity of us or our industry regarding actual or perceived violations of our users’ privacy-related rights, including fines and enforcement actions against us or other similarly placed businesses, may also impair users’ trust in our privacy practices and make them reluctant to give their consent to share their data with us.

This risk is enhanced in certain jurisdictions with stringent, extra-territorial data protection laws, and the two regulations that have significant impacts on our industry are the General Data Protection Regulation (EU) 2016/679 that became applicable on May 25, 2018, or the GDPR, and the California Consumer Privacy Act that became effective on January 1, 2020, or the CCPA. The GDPR places stringent obligations and operational requirements on processors and controllers of personal data, including, for example, requiring expanded disclosures to data subjects about how their personal data is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR also enhances the rights of data subjects, who may, for example, request access to their personal data, the deletion and amendment of their personal data, or to have their personal data transferred to another service provider. Data subjects also have the right to be compensated for any material or non-material damage suffered as a result of a controller or processor’s non-compliance with the GDPR. Under the GDPR, data protection supervisory authorities are also given various enforcement powers, including that they can levy fines of up to Euro 20 million or up to 4% of an organization’s total worldwide annual turnover for the preceding financial year, whichever is higher, for non-compliance, which significantly increases our potential financial exposure for non-compliance. While the GDPR provides a more harmonized approach to data protection regulation across the EU member states, it also gives EU member states certain areas of discretion and therefore laws and regulations in relation to certain data processing activities may differ on a member state by member state basis, which could further limit our ability to use and share personal data and could require localized changes to our operating model. The EU has also released a proposed Regulation on Privacy and Electronic Communications 2002, or the ePrivacy Regulation, to replace the EU’s current Privacy and Electronic Communications Directive, or the ePrivacy Directive, to, among other things, achieve a greater harmonization among EU member states and better align the rules governing online tracking technologies and electronic communications (for example, in relation to the use of cookies and similar technologies and protection against email spam) with the requirements of the GDPR. While the ePrivacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is currently going through the European legislative process. The current draft of the ePrivacy Regulation significantly increases fining powers to the same levels as GDPR and may lead to broader restrictions on our online activities, including efforts to understand followers’ Internet usage and promote ourselves to them. Outside of the EU, many jurisdictions have adopted or are adopting new data privacy and data protection laws, which may result in additional expenses to us and increase the risk of non-compliance. For example, the CCPA creates new data privacy rights for users and new operational requirements for businesses. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing (and sales of personal data) and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Furthermore, we may need to comply with regulations in other territories that may impose further onerous compliance requirements, such as data localization, which prohibits companies from storing data relating to resident individuals in data centers outside the jurisdiction. The proliferation of such laws within jurisdictions and countries in which we operate may result in conflicting and contradictory requirements.

While we strive to comply with our data privacy guidelines as well as all applicable data protection laws and regulations or contract obligations, any failure or perceived failure to comply, including in relation to lawful basis of data processing and providing users with sufficient information with respect to our use of their personal data, may result in proceedings or actions against us, including fines and penalties on us, by government entities or proceedings or actions against us by our business partners or others (including enforcement orders requiring us to cease collecting or processing data in a certain way), and could damage our reputation and discourage current and future users from using our mobile applications. In addition, compliance with applicable laws on data privacy requires substantial expenditure and resources, including to continually evaluate our policies and processes and adapt to new requirements that are or become applicable to us on a jurisdiction-by-jurisdiction basis, which would impose significant burdens and costs on our operations or may require us to alter our business practices. Concerns about the security of personal data could also lead to a decline in general Internet usage, which could lead to lower registered, active or paying user numbers on our platform. Furthermore, if the local government authorities in our target markets require real-name registration for users of our platform, the growth of our user numbers may slow down and our business, financial condition and results of operations may be adversely affected. A significant reduction in registered, active or paying user numbers could lead to lower revenues, which could have a material and adverse effect on our business, financial condition and results of operations.

If we fail to prevent security breaches, cyber-attacks or other unauthorized access to our systems or our users’ data, we may be exposed to significant consequences, including legal and financial exposure and loss of users, and our reputation, business and operating results may be materially and adversely affected.

We collect, store, transmit and process personal and other sensitive data generated by our users through their interactions with our apps. We may be exposed to risks of security breaches or unauthorized access to or cyber-attacks on our systems or the data we store. Our efforts to protect our data may be unsuccessful due to software “bugs,” system errors or other technical deficiencies, mistakes or malfeasance of our employees or contractors, vulnerabilities of our vendors and service providers, or other cybersecurity-related vulnerabilities. Although we have developed systems and processes that are designed to prevent and detect security breaches and protect our users’ data, we cannot guarantee that such measures will be sufficient defenses against the evolving techniques used to obtain unauthorized access, disable or degrade services or sabotage systems. Any failure to prevent, detect, or mitigate security breaches, cyber-attacks or other unauthorized access to our systems, theft of users’ accounts or disclosure of our users’ data, including personal information, could result in loss or misuse of such data, interruptions to the services we provide, diminished user experience, loss of user confidence and trust in our products, impairment of our network and technological infrastructure, and harm to our reputation and business, significant legal and financial exposure and potential lawsuits brought by private individuals or regulators. In addition, as we have servers in data centers in Hong Kong, Germany and the United States, we may incur significant costs in protecting them against, or remediating, security breaches and cyber-attacks.

We may be required to obtain and maintain licenses and approvals relating to Internet or telecommunications services in certain jurisdictions.

Our platform is available in over 100 countries, and some of these countries may require us to obtain certain licenses, permits or approvals or conduct certain registrations or filings with local authorities in relation to our mobile applications. Considerable uncertainties exist in the interpretation and implementation of laws and regulations governing our business activities in certain jurisdictions, including MENA.

Our mobile applications enable voice-based, real time communications on the Internet. As a result, we may be deemed to offer regulated Internet or telecommunications services that require licenses in certain jurisdictions. For example, the law of Saudi Arabia is unclear about whether we are required or eligible to obtain licenses for our provision of audio social media services, including the Voice Over Internet Protocol, or VoIP, license. It is also unclear whether our mobile applications fall into regulated telecommunications services or violate any other local telecommunication requirements in the jurisdictions in which our mobile applications are available.

In addition, we may be found by regulators and/or licensed telecommunications service providers in the UAE to be providing VoIPservices without the requisite licenses. VoIP services are specifically regulated under Voice over Internet Protocol Policy, or VoIP Policy, issued by the UAE Telecommunications Regulatory Authority, or the TRA, on December 30, 2009. “VoIP Services” are defined for the purposes of the VoIP Policy as “all of the services and technologies that allow transmitting, receiving, delivering and routing of voice telecommunications by means of Internet Protocol (IP).” Yalla apps’ free voice chat function may be deemed VoIP services, as such chat function delivers voice communications and multimedia content over the Internet.

Based on a strict interpretation of laws and regulations, VoIP services can only be used in the UAE in limited circumstances where:

•	the VoIP service is provided between users of a “Closed Group Network” where the relevant calls originate and terminate in the UAE in accordance with the TRA’s VoIP Policy; or

•

the VoIP service is a paid service provided through the local public telecommunications service providers licensed by the TRA under Federal Law No 3 of 2003 Regarding The Organization of The Telecommunications Sector, as amended, or the Telecoms Law.

Under the Telecoms Law, it is a criminal offense that may be penalized by a fine between AED50,000 (US$13,615) and AED1,000,000 (US$272,294) and/or imprisonment of up to two years to provide regulated telecommunication services without being licensed to do so. It is the supplier, rather than the user, that commits this offense. In practice, the main enforcement action taken against unlicensed VoIP service providers is for the licensed service providers to block the VoIP service in the UAE. To our knowledge, the TRA is not expected to issue any further licenses that would allow the holders of such licenses to provide VoIP services.

There are uncertainties in the UAE market regarding the use of VoIP services, as despite the apparently strict legal position concerning the use of VoIP services and the blocking of certain well-known international VoIP service brands in the UAE, many users in the UAE can in fact use various other VoIP applications, such as certain online gaming platforms. Due to such uncertainties around the use of VoIP, there is no guarantee that the chat room features of our platform will remain available in the UAE in the future.

As of December 31, 2020, we have not obtained any VoIP or other telecommunications license and we have not received any notification from regulators or licensed telecommunications service providers alleging that we provide unlicensed VoIP or telecommunications services. We are nonetheless subject to uncertainties in laws and regulations, including those in MENA. We cannot assure you that we are exempt from the licensing requirements relating to Internet or telecommunications services in the relevant jurisdictions. If our mobile applications were found by a regulatory authority to be in violation of any applicable laws or regulations, such as the lack of requisite approvals or licenses, we may no longer be able to offer our mobile applications in the relevant jurisdiction, and we may also be subject to other penalties. Any such penalties or enforcement actions may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

Third parties may register trademarks or domain names or purchase Internet search engine keywords that are similar to our trademarks, brands or mobile applications, or misappropriate our data and copy our platform, all of which could cause confusion to our users, divert users away from our platform and services or harm our reputation.

Competitors and other third parties may (i) register trademarks or domain names or (ii) in Internet search engine advertising programs and in the header and text of the resulting sponsored links or advertisements, purchase keywords, which are confusingly similar to our trademarks, brands or mobile applications in order to divert potential customers from us to their websites or mobile applications. Preventing such infringing, inappropriate or damaging practices is inherently difficult. If we are unable to prevent such practices, competitors and other third parties may continue to drive potential online customers away from our platform to competing, irrelevant or potentially offensive platforms, which could harm our reputation and cause us to lose revenue.

Third parties may attempt to misappropriate our data through scraping our platform, robots or other means and aggregate this data on their platforms with data from other companies. In addition, “copycat” platforms or applications may attempt to misappropriate data on our platform and imitate our brand or the functionality of our platform. We may not be able to detect all such platforms in a timely manner and, even if we could, technological and legal measures may be insufficient to stop their operations. In those cases, our available remedies may not be adequate to protect us against such platforms. Regardless of whether we can successfully enforce our rights against these platforms, any measures that we may take could require significant financial or other resources from us. Those platforms may also lure away some of our users or reduce our market share, causing material and adverse effects to our business operations.

We may be subject to intellectual property or other third-party rights infringement claims, which could be time-consuming and costly to defend and may result in diversion of our financial and management resources.

We may be subject to intellectual property or other third-party rights infringement claims, particularly in relation to content generated by our users on our mobile applications. We seek to ensure that our audio streaming and other technologies, as well as the design of our platform and other intellectual properties, are original and do not infringe upon patents, trademarks, copyrights or other intellectual property or other rights held by third parties. However, companies in the Internet, technology and media industries are frequently involved in litigations based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation or violations of other rights. There is no guarantee that third-party right holders will not assert intellectual property infringement or other claims against us in the future for our own intellectual property rights or intellectual property or other rights of third parties. Furthermore, content generated by our users through our platform, including real-time content such as text and images, may potentially infringe on copyrights, images or other intellectual property or other rights of third parties, which could adversely affect our business operations or reputation. Users who generate content that may infringe on copyrights or other rights of third parties may not be easily identifiable, if at all, by a plaintiff, who may then choose to file a claim against us, and these users may not have resources to fully indemnify us, if at all, for any such claims.

If we are found to have violated the intellectual property or other rights of third parties, including failure to remove or block or disconnect links to any infringing content upon receipt of the copyright holder’s notice, we may be enjoined from using such intellectual properties and be forced to pay fines and damages. In addition, we may incur substantial expenses and diversion of our financial and management resources in defending against these third-party infringement claims. Successful infringement or other intellectual property or other third-party rights claims against us may result in substantial monetary liabilities, which may disrupt our operations and materially adversely affect our business, results of operations, financial condition and growth prospects. Any infringement claim, whether with merits or not, generates negative publicity which could harm our brand reputation.

Our intellectual property may not provide adequate protection to us, and we may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, patents, software copyrights, copyrights, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success. We rely on a combination of patent, software copyright, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have invested significant resources to develop our own intellectual property. Failure to maintain or protect these rights could harm our business. For example, we have not registered our “Yalla” or “Yalla Ludo” words or logos as trademarks in certain jurisdictions in which our mobile applications are available. In certain other jurisdictions, our trademark registrations did not cover our main activities such as software and entertainment services. While we are in the process of applying for relevant trademark registrations in the UAE and certain other jurisdictions in MENA, we cannot guarantee that the trademark offices in these jurisdictions will grant our trademark applications or that third parties will not oppose our trademark applications. If our trademarks are not granted or successfully challenged, we could be forced to rebrand our products and services, which could result in loss of brand recognition and require us to devote resources to advertising and marketing new brands. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

Implementation and enforcement of intellectual property-related laws in certain jurisdictions, including those in MENA and the PRC, is still evolving. We have registered software copyrights, patents and trademarks in certain jurisdictions, including in MENA and the PRC. Protection of intellectual property rights in such jurisdictions may not be as effective as in the United States or other developed countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

Our platform contains open source software, which may pose particular risk to our proprietary software and services in a manner that negatively affects our business.

We use open source software on our platform and will continue to use open source software in the future. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our services. Additionally, we may face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional technology and product development resources, and we may not be able to complete it successfully.

Our business depends substantially on the continuing efforts of our executive officers, key employees and qualified personnel, and our business operations may be severely disrupted if we lose their services or if they are subject to litigation or regulatory investigations and proceedings.

Our future success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. Since the Internet industry is characterized by high demand and intense competition for talents, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business which may materially and adversely affect our ability to grow our business and hence our results of operations.

If any of our executive officers and key employees terminates their services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose know-how and key professionals and staff members. Each of our executive officers and key employees has entered into a non-compete agreement with us. However, we cannot assure you that we would be able to enforce these non-compete agreements.

In addition, our executive officers and key employees may from time to time be subject to litigations and regulatory investigations and proceedings or otherwise face potential civil, criminal or other liabilities in relation to commercial, labor, securities or other matters due to past or future conduct of themselves or third parties, which could adversely affect our reputation and these personnel’s ability to continue contributing to our success. These events could also divert management time and attention away from our business and force us to find appropriate replacements for these personnel, which may not be readily available. As a result, our business, reputation, financial condition and results of operations could be materially and adversely affected.

Our results of operations are subject to substantial quarterly and annual fluctuations due to a number of factors that could adversely affect our business and the trading price of the ADSs.

We experience seasonality in our business, reflecting seasonal fluctuations in Internet usage. As a result, comparing our operating results on a period-to-period basis may not be meaningful. In particular, we may experience a decrease in active users during Ramadan, the Islamic holy month of fasting. The Islamic calendar is a lunar calendar, and the month of Ramadan migrates throughout the seasons. For example, while Ramadan falls within the second quarter of each year from 2018 to 2022, it will start in the first quarter and end in the second quarter of 2023. Due to the foregoing factors, our operating results in one or more future quarters or years may fluctuate. In such event, the trading price of the ADSs would likely be materially and adversely affected.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing the consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB.

The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues, and related presentation and disclosure in accordance with U.S. GAAP and SEC financial reporting requirements. We are in the process of implementing a number of measures to address the material weakness that have been identified. For details, see “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” However, we cannot assure you that we will be able to continue implementing these measures in the future, or that we will not identify additional material weaknesses or significant deficiencies in the future. The audit of our financial statements performed by our independent registered public accounting firm was not designed to provide assurance on internal control over financial reporting or to identify internal control deficiencies, and therefore, we may have other material weaknesses or significant deficiencies that are not yet identified.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2021. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations place a significant strain on our management, operational and financial resources and systems. We may be unable to timely complete our evaluation testing and any required remediation.

Generally, if we fail to achieve and maintain an effective internal control environment, such failure could result in material misstatements in our financial statements and compromise our ability to meet our reporting obligations, which would cause investors to lose confidence in our reported financial information. Any such material misstatement could in turn limit our access to capital markets and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, civil or criminal sanctions and lawsuits. In addition, our internal controls over financial reporting will not prevent or detect all errors or fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of the ADSs could decline and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all. Furthermore, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

To grow our business and remain competitive, we may require additional capital from time to time. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•	our market position and competitiveness in the social networking and entertainment industry, in particular, the voice-centric social networking and entertainment segment;

•	our ability to expand our user base, increase our paying users, develop and maintain products and services appealing to users, penetrate into additional markets, and monetize our user base;

•	our future profitability, overall financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by social networking and entertainment platforms and other Internet companies; and

•	economic, political, regulatory and other conditions internationally and in our target markets, particularly MENA.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. In addition, we may sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

We have limited business insurance coverage, so that any uninsured occurrence of business disruption may result in substantial costs to us and the diversion of our resources, which could have an adverse effect on our results of operations and financial condition.

Insurance companies in the UAE and China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence may disrupt our business operations, require us to incur substantial costs and divert our resources, which could have an adverse effect on our results of operations and financial condition.

Future strategic alliances or acquisitions may have a material and adverse effect on our business, reputation and results of operations.

We may enter into strategic alliances, including joint ventures or equity investments, with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third parties, increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

In addition, when appropriate opportunities arise, we may acquire additional technologies, businesses or assets that are complementary to our existing business. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations in the relevant jurisdictions, which could result in increased delay and costs, and may derail our business strategy if we fail to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business and subject us to additional costs and business uncertainties, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

Risks Relating to Doing Business in Certain Countries and Regions

Investments in emerging markets are subject to greater risks than those in more developed markets.

You should also be aware that investments in emerging markets, such as MENA, are subject to greater risks than those in more developed markets, including risks such as:

•	political, social and economic instability;

•	exposure to local economic and social conditions, including cultural and communication challenges;

•

exposure to local political conditions, including political disputes, requirements to expend a portion of funds locally, and government-imposed industrial cooperation requirements, as well as increased risks of fraud and political corruption;

•

exposure to potentially undeveloped legal systems which make it difficult to enforce contractual rights and to potentially adverse changes in laws and regulatory practices, including licensing, approvals, grants, adjudications, and concessions, among others;

•	war, terrorism, rebellion, coup, revolution or similar events;

•	drought, famine, epidemics, pandemics and other complications due to natural or manmade disasters;

•	governments’ actions or interventions, including tariffs, protectionism, subsidies, various forms of exchange controls, expropriation of assets and cancellation of contractual rights;

•	boycotts and embargoes that may be imposed by the international community on countries in which we offer our mobile applications;

•	ambiguities, uncertainties and changes in taxation, licensing and other laws and regulations;

•	arbitrary or inconsistent government action, including capricious application of tax laws and selective tax audits;

•	controls on the repatriation of profits and/or dividends, including the imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;

•	difficulties and delays in obtaining new permits, licenses and consents for business operations or renewing existing ones;

•	difficulties or an inability to obtain legal remedies in a timely manner;

•

compliance with a variety of US and other foreign laws, including (i) compliance (historical and future) with the requirements of applicable anti-bribery laws, including the UK Bribery Act 2010 and the US Foreign Corrupt Practices Act of 1977; and (ii) compliance (historical and future) with sanctions and

•	export control provisions (including the US Export Administration Regulations) in several jurisdictions, including the European Union, the United Kingdom and the United States; and

•	potential lack of reliability as to title to real property in certain jurisdictions.

Although MENA has enjoyed significant economic growth over the last several years, there can be no assurance that such growth will continue. Moreover, while certain governments’ policies have generally resulted in improved economic performance, there can be no assurance that such level of performance can be sustained.

Accordingly, you should exercise particular care in evaluating the risks involved and must decide whether, in the light of those risks, your investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved.

The economies of a number of our markets in MENA are highly dependent upon the oil and gas industry.

The UAE’s economy as well as a number of other economies within MENA are highly dependent upon the oil and gas industry. Oil and gas prices fluctuate in response to changes in many factors, including, but not limited to:

•	economic and political developments in oil producing regions;

•	global and regional supply and demand, and expectations regarding future supply and demand, for oil and gas products;

•	the ability of members of OPEC and other crude oil producing nations to agree upon and maintain specified global production levels and prices;

•	the impact of international environmental regulations designed to reduce carbon emissions;

•	actions taken by major crude oil and gas producing or consuming countries;

•	prices and availability of alternative fuels;

•	global economic and political conditions;

•	development of new technologies; and

•	global weather and environmental conditions.

Oil prices declined significantly beginning in June 2014, and although prices have recovered in 2018, they have remained volatile with periodic declines since October 2018, including during the first quarter of 2020. If oil prices decline again, this is likely to have an adverse effect on the GDP and other economic indicators of oil producing markets, such as the UAE and Saudi Arabia, and may also negatively impact consumer confidence and purchasing power, resulting in lower overall expenditure by mobile users, which could have a material adverse effect on our business, financial condition and results of operations.

Our business may be adversely affected by changes in government policies, laws and regulations in the UAE.

Our operating subsidiary in the UAE, Yalla Technology FZ-LLC, functions as our primary business operation center and engages in sales, customer service and other business operations. As such, our business may be adversely affected by changes in government policies, laws and regulations in the UAE. For example, although the UAE currently does not have any corporate tax, there have been periodic discussions about the introduction of corporate tax in the UAE. Moreover, value added tax, or VAT, was introduced in the UAE on January 1, 2018 at a rate of 5%. The relevant legislation provides that electronic services that are automatically delivered over the Internet, over an electronic network or over an electronic marketplace are not subject to VAT in the UAE, if such electronic services are used or enjoyed outside of the UAE. The introduction of VAT in the UAE has not had a material impact on our business. However, any further change in VAT in the UAE could increase the costs for users to purchase our virtual currencies and may reduce user spending as a result, which could adversely affect our revenues.

In addition, the AED, which is the legal currency of the UAE, has been pegged to the US dollar at 3.6725 AEDs per U.S. dollar since November 1997. However, there can be no assurance that the AED will not be de-pegged in the future or that the existing peg will not be adjusted in a manner that negatively impacts the level of economic activities in the UAE or negatively impacts the attractiveness of the UAE as a tourist destination, both of which are important factors that drive the level of payments by users from the UAE. Any such de-pegging or adjustment could have a material adverse effect on our business, financial condition and results of operations.

We may be required to be listed in the UAE.

In his capacity as Ruler of Dubai, Vice President and Prime Minister of the UAE, His Highness Sheikh Mohammed bin Rashid Al Maktoum issued Decree No. 3 of 2021 on the listing of joint stock companies on securities exchanges in Dubai (the “Decree”). The Decree makes it mandatory for certain companies, established in Dubai or with a significant proportion of its profits or assets in Dubai, to be listed on the Dubai Financial Market or Nasdaq Dubai. The Decree states that foreign companies, being companies established and licensed outside of the UAE with branches, assets or activities in the Emirate of Dubai, may, but are not required to, be listed on the Dubai Financial Market or Nasdaq Dubai. It is not considered that there is any current requirement for us to be listed on either the Dubai Financial Market or Nasdaq Dubai although there can be no guarantee that the provisions of this Decree will not be extended in the future.

If we were required to become a public company in the UAE, we would incur significant legal, accounting and other expenses in order to comply with the various requirements on corporate governance and public disclosure mandated by the regulatory authorities in the UAE. Such requirements could also make some corporate activities more time-consuming and costly. Furthermore, if we were unable to comply with the relevant listing requirements in the UAE, we could be subject to penalties, and our results of operations, reputation and business would be adversely affected.

The economic, political and social conditions in MENA and China, as well as government policies, laws and regulations, could affect our business, financial condition and results of operations.

We are headquartered in the UAE. MENA is our key market, and we must comply with the applicable laws and regulations in the jurisdictions of MENA. The regulatory bodies in MENA may not be as fully matured and as established as those of Western Europe and the United States. Existing laws and regulations may be applied inconsistently with anomalies in their interpretation or implementation. Inconsistent interpretation or implementation in relation to existing laws and regulations could restrict our ability to offer our mobile platform in the relevant jurisdictions, which could materially and adversely affect our business, financial condition and results of operations.

Our technology and product development team and certain members of our management are located in the PRC, and two of our operating subsidiaries are incorporated under and governed by the laws of the PRC. Accordingly, our results of operations and prospects are, to a certain degree, subject to economic, political and legal developments in China. The economy of China differs from the economies of most developed countries in many respects, including the extent of government involvement, its level of development, its growth rate and its control over foreign exchange. The PRC government plays a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policies and providing preferential treatments to particular industries or companies. All of these factors could affect the economic conditions in China and, in turn, our business.

Since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. For example, we have been subject to stricter regulatory requirements in terms of our labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for the benefit of our employees. We cannot assure you that our employment practices have complied or will be able to comply with all labor-related laws and regulations in the PRC. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. In addition, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

Our failure to obtain, maintain or renew licenses, approvals, permits, registrations or filings necessary to conduct our operations could have a material adverse impact on our business, financial condition and results of operations.

Regulatory authorities in various jurisdictions oversee different aspects of our business operations. We are required to obtain a number of licenses, approvals, permits, registrations and filings and are subject to certain reporting obligations required for maintaining our subsidiaries and personnel in such jurisdictions. We cannot assure you that we have obtained all of these licenses, approvals, permits, registrations and filings or will continue to maintain or renew all of them or that we have complied with these requirements in full. If we fail to obtain necessary authorizations, we may be subject to various penalties, such as confiscation of illegal revenues, fines and discontinuation or restriction of business operations, which may materially and adversely affect our business, financial condition and results of operations. In addition, there can be no assurance that we will be able to maintain our existing licenses, approvals, registrations or permits in the relevant jurisdictions, renew any of them when their current term expires, or update existing licenses or obtain additional licenses, approvals, permits, registrations or filings necessary for our business expansion from time to time. If we fail to do so, our business, financial conditions and operational results may be materially and adversely affected.

PRC regulations relating to offshore investment activities by PRC residents and entities may limit our overseas investments or otherwise expose us to liability and penalties under PRC law.

PRC enterprises’ overseas direct investment is under the supervision of the Ministry of Commerce, or the MOFCOM, the National Development and Reform Commission, or the NDRC and the State Administration of Foreign Exchange, or the SAFE, and shall be subject to relevant governing rules. Where PRC enterprises make overseas direct investment, they shall file with or obtain the approval from the MOFCOM and NDRC, or their local counterparts, and register with the banks as well.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Certain of our directors and officers have completed initial SAFE registration in connection with our financings in accordance with SAFE under SAFE Circular 37. However, we cannot assure you that they will continue to make required filings or updates upon any subsequent change in a timely manner, or at all. Moreover, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make or update such registrations, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations and outbound investment related regulations, and there is no assurance that such registration, approval, and any subsequent amendment will be completed in a timely manner, or will be completed at all. Certain of our beneficial shareholders who are PRC residents and hold an insignificant number of our shares have not completed their SAFE Circular 37 registration. Failure by these and other shareholders or beneficial owners to comply with SAFE regulations or outbound investment related regulations, could subject such shareholders or beneficial owners to fines or legal sanctions from the relevant PRC authorities, and may result in adverse impact on us, such as restrictions on our overseas or cross-border investment activities or our ability to distribute dividends, or influence on our ownership structure.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation have been constantly evolving, it is uncertain how these regulations, and any future regulations concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The Enterprise Income Tax Law, or EIT Law, provides that enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a circular issued by the State Administration of Taxation, or the SAT, on April 22, 2009, and amended on January 29, 2014 clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC-source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This circular also subjects such “resident enterprises” to various reporting requirements with PRC tax authorities. However, it remains unclear how the tax authorities will determine the location of “de facto management bodies” of overseas incorporated enterprises that are controlled by foreign enterprises or individuals. Therefore, although several members of our management are currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not consider our company to be a PRC resident enterprise. However, if PRC tax authorities disagree with our assessment and determine that we are a “resident enterprise,” we may be subject to enterprise income tax at a rate of 25% on our worldwide income and dividends paid by us to our non-PRC shareholders as well as capital gains recognized by them with respect to the sale of our shares or ADSs may be subject to a PRC withholding tax. A determination that we are a PRC resident enterprise would have an impact on our effective tax rate, a material adverse effect on our net income and results of operations, and may require us to withhold tax on dividends to our non-PRC shareholders.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT in 2009, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

In February 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Circular 7. SAT Circular 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee or payer in such transactions. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars, to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, any of which may have a material adverse effect on our financial condition and results of operations.

It may be difficult to effect service of process upon us or our directors or executive officers who reside in China, to enforce against them in China any judgments obtained from non-PRC courts or to bring actions in China against us or our management.

Certain of our directors and executive officers reside within China, and a portion of our assets and the assets of those persons are located within China. It may not be possible for investors to effect service of process upon us or those persons inside China or to enforce against us or them in China any judgments obtained from non-PRC courts. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. However, judgments rendered by Hong Kong courts may be recognized and enforced in China if the requirements set forth by the Arrangement on Mutual Recognition and Enforcement of Judgments in Civil and Commercial Matters by Courts of Mainland and of the Hong Kong Special Administrative Region Pursuant to Agreed Jurisdiction by Parties Concerned are met. Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions other than Hong Kong in relation to any matter not subject to binding arbitration provisions may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of other country or region to implement cross-border oversight and regulation, such regulatory cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC and no entities or individuals may provide documents or materials in connection with its securities activities to the overseas without proper authorization. While detailed interpretation of or implementation rules under Article 177 have yet to be available, the inability for overseas securities regulators to directly conduct investigation or collect evidence within China may further increase difficulties faced by investors in protecting your interests.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection. In addition, the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty, and we could be delisted if we were unable to meet any PCAOB inspection requirement in time.

Our independent registered public accounting firm that issues the audit report included in this annual report, as auditors of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects the U.S. regulators’ heightened interest in this issue. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S.-listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in investing in companies that are based in or have substantial operations in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading, and there is also a greater risk of fraud. In the event of investor harm, there is substantially less ability to bring and enforce SEC, DOJ and other U.S. regulatory actions, in comparison to U.S. domestic companies, and the joint statement reinforced past SEC and PCAOB statements on matters including the difficulty to inspect audit work papers in China and its potential harm to investors.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in December 2020, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities in the auditor’s local jurisdiction, or covered issuers. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on foreign ownership and control of such issuers in their SEC filings. Furthermore, the HFCA Act amends the Sarbanes-Oxley Act of 2002 to require the SEC to prohibit securities of any U.S. listed companies from being traded on any of the U.S. national securities exchanges, such as NYSE and Nasdaq Stock Market, or in the U.S. “over-the-counter” markets, if the auditor of the U.S. listed companies’ financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective. While the SEC has not yet identified a list of issuers whose auditors are not subject to PCAOB inspections, the first such list could be released in early 2022. On March 24, 2021, the SEC announced the adoption of interim final amendments to implement the submission and disclosure requirements of the HFCA Act. In the announcement, the SEC clarifies that before any issuer will have to comply with the interim final amendments, the SEC must implement a process for identifying covered issuers. The announcement also states that the SEC staff is actively assessing how best to implement the other requirements of the HFCA Act, including the identification process and the trading prohibition requirements. Enactment of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. We cannot assure you that we will not be identified by the SEC as an issuer whose audit report is prepared by auditors that the PCAOB is unable to inspect or investigate. We cannot assure you that, once we have a “non-inspection” year, we will be able to take remedial measures in a timely manner, and as a result, we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that, under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC residents who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures.

In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees granted options who are PRC residents are subject to these regulations. We have made efforts to comply with these requirements. However, there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to make payment under our equity incentive plans or receive dividends or sales proceeds related thereto, to contribute additional capital into our PRC subsidiaries or to conduct other foreign exchange activities, and may further limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

Risks Relating to the American Depositary Shares

The trading price of the ADSs may be volatile, which could result in substantial losses to you.

The trading prices of the ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on September 30, 2020, the trading prices of our ADSs ranged from US$6.26 to US$41.35 per ADS, and the last reported trading price on April 1, 2021 was US$26.52 per ADS. The prices for our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies from emerging markets. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of the securities of other companies from emerging markets after their offerings, including technology companies and social media platforms, may affect the attitudes of investors toward companies from emerging markets listed in the U.S., which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other companies from emerging markets may also negatively affect the attitudes of investors towards companies from emerging markets in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the U.S., China and other jurisdictions in late 2008, early 2009, the second half of 2011, 2015 and the first quarter of 2020, which may have a material and adverse effect on the trading price of the ADSs. In particular, concerns about the economic impact of the COVID-19 pandemic have triggered significant price fluctuations in the U.S. stock market.

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry;

•	announcements of studies and reports relating to the quality of our platform or those of our competitors;

•	changes in the economic performance or market valuations of other social networking and entertainment platforms;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	negative publicity about us or our industry;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and

•	sales or perceived potential sales of additional Class A ordinary shares or ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Because we do not expect to pay cash dividends in the foreseeable future, you may not receive any return on your investment unless you sell your Class A ordinary shares or ADSs for a price greater than that which you paid for them.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Subject to compliance with the applicable Cayman Islands legal requirements, our board of directors has discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in the future or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline significantly. As of March 31, 2021, we have 119,196,117 Class A ordinary shares and 24,734,013 Class B ordinary shares outstanding. All ADSs representing our Class A ordinary shares are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding after our initial public offering are available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.

Certain major holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of ADSs representing these registered shares in the public market could cause the price of the ADSs to decline significantly.

You, as holders of ADSs, may have fewer rights than holders of our Class A ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our third amended and restated articles of association, the minimum notice period required to convene a general meeting is ten clear days. Pursuant to such requirement, there needs to be at least 10 days between the notice of a general meeting being given and the general meeting, with neither the date on which the notice is, or is deemed to be, given nor the date of the general meeting being counted towards such 10-day notice period. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your Class A ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting materials to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but there can be no assurance that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

The deposit agreement, which defines your rights as an ADS holder, may be amended or terminated without your consent.

We and the depositary may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See “Item 12. Description of Securities other than Equity Securities—D. American Depositary Shares” for more information.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the U.S. unless we register both the distribution and sale of the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the distribution and sale of the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive cash dividends or other distributions if the depositary determines it is illegal or impractical to make them available to you.

The depositary will pay cash distributions on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” To the extent that there is a distribution, the depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is illegal or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

We have incurred and expect to continue to incur significant costs as a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we have incurred and expect to continue to incur significant legal, accounting and other expenses that we did not incur as a private company to ensure that we comply with the various requirements on corporate governance practices imposed by the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE.

For example, we have increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. We have also incurred additional costs associated with our public company reporting requirements. We expect that these rules and regulations will continue to cause us to incur elevated legal and financial compliance costs, devote substantial management effort to ensure compliance and make some corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a company with less than US$1.07 billion in net revenues for our last financial year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. Once we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

In the past, shareholders of a public company often brought securities class action suits against companies following periods of instability in the market price of those companies’ securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our third amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by the ADSs, at a premium.

Our third amended and restated articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or other rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected. In addition, our third amended and restated memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control, including a provision that entitles each Class B ordinary share to 20 votes in respect of all matters subject to a shareholders’ vote.

Our third amended and restated articles of association provide that the courts of the Cayman Islands and the U.S. federal courts will be the exclusive forums for substantially all disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for complaints against us or our directors, officers or employees.

Our third amended and restated articles of association provide that, unless otherwise agreed by us, (i) the federal courts of the United States shall have exclusive jurisdiction to hear, settle and/or determine any proceeding, action, complaint, dispute, controversy or claim arising under the provisions of the Securities Act or the Exchange Act, which are referred to as the “US Actions;” and (ii) save for such US Actions, the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim whether arising out of or in connection with our articles of association or otherwise, including without limitation:

•	any derivative action or proceeding brought on behalf of our company,

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to our company or our shareholders,

•	any action asserting a claim under any provision of the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands or our articles of association, or

•

any action asserting a claim against our company which if brought in the United States would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States).

These exclusive-forum provisions may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any of our shares or other security, such as the ADSs, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable, and if a court were to find this provision in our third amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have an adverse effect on our business and financial performance.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, even if the ADS holder subsequently withdraws the underlying ordinary shares. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and / or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims and the venue of the hearing.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. Substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this annual report reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, the UAE, China or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands.

The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands have a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Under Cayman Islands law, a list of the names of the current directors and alternate directors (if applicable) of Cayman Islands exempted companies is made available by the Cayman Islands Registrar of Companies for inspection by any person on payment of a fee. The register of mortgages of such companies is open to inspection by creditors and members.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under the third amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will take advantage of the extended transition period. As a result of this election, our financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse United States tax consequences to United States investors.

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•

at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income, which include cash, such as cash raised in our initial public offering.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have calculated the value of our goodwill by taking into account the expected market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, our PFIC status could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information—E. Taxation—Certain United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities in respect of our ADSs or Class A ordinary shares under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for the current or any future taxable year.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

We are a company incorporated in the Cayman Islands, and the ADSs are listed on the NYSE. The NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.

Among others, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; (iii) have a minimum of three members on the audit committee; (iv) obtain shareholders’ approval for issuance of securities in certain situations; or (v) have regularly scheduled executive sessions with only independent directors each year.

We intend to rely on the exemptions described above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a Cayman Islands holding company and conduct our operations through our operating subsidiaries in the United Arab Emirates and China. We commenced our business and launched our Yalla mobile application in April 2016 through FYXTech Limited, or FYXTech BVI, which was established under the laws of the British Virgin Islands, and Shenzhen Yale Technology Co., Ltd, or Shenzhen Yale, which was established under the laws of the PRC.

We undertook a reorganization in 2018, or the Reorganization, to streamline our organizational structure. We established FYXTECH CORPORATION, or FYXTech Cayman, under the laws of the Cayman Islands in February 2018 as our current ultimate holding company and changed its name to Yalla Group Limited in November 2019. After the establishment of the ultimate holding company, we established FYXTECH Group Limited in the British Virgin Islands in March 2018 to hold FYXTech HK Limited, our Hong Kong subsidiary established in March 2018. FYXTech HK Limited in turn became the holding company of our operating subsidiaries in the PRC, namely Hangzhou Yale Technology Co., Ltd., or Hangzhou Yale, and Shenzhen Moov Technology Co., Ltd, or Shenzhen Moov, which were established in June 2018 and October 2019, respectively. We also established FYXTECH YALLA LIMITED in the British Virgin Islands in June 2018 to hold our operating subsidiary in the UAE, Yalla Technology FZ-LLC, or Yalla UAE, which was established in July 2018.

As part of the Reorganization, FYXTech Cayman issued shares to the co-founders of FYXTech BVI and Shenzhen Yale. Upon the issuance of such shares, the equity structure of FYXTech Cayman was substantially identical to that of FYXTech BVI and Shenzhen Yale on a fully-diluted basis. In addition, from May 2018 to December 2018, FYXTech BVI and Shenzhen Yale transferred their business operations, including assets and employees, to Yalla UAE and Hangzhou Yale, respectively. Upon the completion of the Reorganization in December 2018, FYXTech BVI and Shenzhen Yale ceased to be consolidated within our group.

We currently operate our business through Yalla UAE, Hangzhou Yale and Shenzhen Moov. Yalla UAE functions as our primary business operation center and engages in sales, marketing, customer service and other business operations. Hangzhou Yale performs technology and product development functions. Shenzhen Moov primarily performs marketing and financial reporting functions.

Our ADSs, each representing one of our Class A ordinary share, have been listed on the New York Stock Exchange since September 30, 2020 under the symbol “YALA.”

B.	Business Overview

Overview

A Community Built on Voice

Voice connects us to our fellow humans.

Voice is unique, like a person’s signature, instantly recognizable by friends.

Voice is fun, stories, songs, jokes and gossips are among the oldest, as well as the most popular, forms of entertainment.

Voice is spontaneous, no need to look for a pen or a keyboard, just open the mouth.

Voice is powerful, it is an effective medium to convey ideas and emotions.

Voice is charming, few things are as beautiful as a loved one’s voice.

Social gatherings for group chatting and other casual entertainment have been a long-standing tradition in MENA. A common example is majlis, a gathering event of friends and neighbors to socialize, exchange gifts and play casual games. Majlis is deeply ingrained in the cultures of many countries in MENA and has remained popular for centuries. Since the founding of our business, we have been helping the local people in MENA to bring their traditions online and continue their social enjoyment in the mobile Internet era. Our products mirror what people enjoy doing in majlis, cafés and other offline leisure and entertainment settings and make social interactions more convenient. Leveraging our cultural insights, we identified voice chats to be uniquely suitable for online social networking and entertainment in MENA and pioneered the development of a voice-centric mobile social networking and entertainment platform in the region.

Today, we are a leading voice-centric social networking and entertainment platform in MENA. We have built a large and vibrant Yalla community. In the fourth quarter of 2020, approximately 16.4 million users visited our platform on average each month; they spent a total of 439.8 million hours in Yalla rooms and played a total of 410.6 million rounds of casual games on Yalla Ludo. The number of paying users on our platform was 5.2 million in the fourth quarter of 2020.

Why Users Love Us

We believe “Yalla” has become synonymous with fun and enjoyable mobile social experience in MENA. Users love our platform for the following reasons:

•	Superior Social Experience

We provide a mobile platform for users to enjoy superior social experience online. Our mobile applications were inspired by offline social leisure activities in MENA. We bring such activities to the mobile Internet to make them more convenient. Our flagship mobile application, Yalla, primarily features Yalla rooms, which may be viewed as the online version of majlis or cafés, where people spend their leisure time in casual chats. On the other hand, Yalla Ludo resembles a family living room where family members and friends play simple board games that are highly popular in MENA, such as Ludo and Domino. We carefully preserve the traditional features and tastes of these popular games so that our users can easily apply their offline experience to our mobile platform.

Leisure is a mentally beneficial experience, and we believe that leisure activities should be done for their own sake. Our users gather on our platform for a relaxing social leisure experience. Whether their time is spent on an hour of casual chatting or a few rounds of casual games, social interactions and companionships are what our users cherish. We aim to provide our users with a pure social leisure experience. While our users may receive virtual gifts and accumulate virtual currencies on our platform, none of the virtual gifts and virtual currencies are convertible into real money under any circumstance and our users are unable to sell such virtual items to other users through our platform. Instead, users send virtual gifts to express their appreciation of contributions by other users or gain recognition within the community.

•	Localized Appeal

We have developed the leading social networking and entertainment platform tailored to the local cultures of our target markets, particularly MENA. We believe localizing is much more than using the local language in user interfaces. Leveraging our insights into MENA culture and local user preferences, we infuse our user interfaces with local cultural elements. For non-English versions of Yalla, we update the user interface with color themes and logos related to specific local holidays to celebrate with our users, and virtual gifts are typically designed based on local customs. As a result of our close attention to detail, our mobile applications deliver a seamless user experience and foster a strong sense of belonging among users. Such localized appeal resonates with users and allows us to build a highly loyal and engaging user community. Our ability to faithfully preserve the traditional flavors of local offline social life also differentiates us from other platforms.

•	Voice-Centric Interaction Preferred by Users

Our users mainly interact through real-time voice chats on our platform. Compared to other forms of online communication such as texts, graphics or video, users are able to communicate more comfortably and effortlessly by voice. Moreover, voice chats are more suitable to the cultural norms in MENA compared to video chats. We believe our voice-centric approach has been one of the key reasons for our success in MENA.

•	Highly Interactive User Community

Our platform is designed to maintain users’ equal status, thereby encouraging all of them to freely communicate and interact with each other. There are no differences of influencers and followers, or gurus and newbies. Instead of passively consuming content, users come to our platform in order to actively participate in the social leisure activities we offer. We believe these social interactions foster a sense of community among users and enable our platform to attract and retain users more effectively compared to other platforms.

Our Financial Performance

We have experienced strong revenue growth in recent years. We primarily generate our revenue by providing group chatting and games services. Individual users consume virtual currencies to purchase virtual items and upgrade services or play games on our platform. Virtual items primarily consist of various virtual gifts and privileges in chat rooms or games. Upgrade services primarily consist of premium rights or premium membership on our platform. Our revenues increased by 49.8% from US$42.4 million in 2018 to US$63.5 million in 2019 and further increased by 112.6% to US$134.9 million in 2020.

Our innovative business model focuses on users’ interactions and social networking experience on our platform. Therefore, we do not incur significant content acquisition cost, such as incentive fees to key users or costs for acquiring media content. Our user acquisition channels have been cost-effective. As a result, we are able to achieve high profitability.

Our Business

The Yalla Community

We have built a loyal and highly interactive Yalla community by offering superior user experience tailored to local cultures. A substantial number of our users are Arabic-speaking, and activities on our platform mirror popular offline social leisure activities in MENA.

The chart below illustrates ways for users to leisurely gather, enjoy social entertainment and build social networks in the Yalla community. As a core feature of our platform, Yalla rooms enable voice-based, real-time, many-to-many interactions. The key additional forms of interactions available on our platform are casual games, messaging and moments, each offering differentiated value propositions to users. Casual games, such as Ludo and Domino, cater to users’ instincts for playing and fun. Messaging allows users to build friendships through in-depth conversations. Moments satisfy users’ desire for self-expression. These interactive features are self-reinforcing and help to enhance user engagement and promote a sense of community among our users.

A Refreshing and Fun-filled Journey into the Yalla Community

We have developed the leading voice-centric social networking and entertainment platform tailored for MENA. For Arabic-speaking users, the journey into the Yalla community is both familiar and refreshing. The Yalla community is familiar to a newcomer, because our platform faithfully preserves the traditional flavors of offline social life in MENA. The vibrant Yalla rooms resemble majlis and cafés, where people spend their leisure time in casual chats. The experience is also refreshing, since we are different from other mobile platforms that use local languages without incorporating local cultures. Users find our localized features heart-warming and develop a sense of belonging towards the Yalla community.

By way of illustration, the following paragraphs describe the refreshing and fun-filled journey of an Arabic-speaking new user into the Yalla community, as such user explores the interactive features on our platform. These interactive features play a critical role in our efforts to enhance user engagement and monetize user base. We call this exemplar user Amir to simplify the description below.

Welcoming Experience For Newcomers

To convert a new user into a loyal user, we endeavor to quickly familiarize a newcomer like Amir with our platform, especially Yalla rooms. Through this welcoming experience, we help Amir integrate into the Yalla community.

•

Welcoming Page. When launching Yalla for the first time, Amir is presented with a welcoming page. To make Amir feel at home, the page is customized based on his language setting. The style of our user interface is casual, fun and refreshing, which reflects the spirit of the Yalla community.

•

Room Recommendations. Yalla rooms are a core feature of our platform. After Amir launches Yalla, our platform automatically recommends rooms for him. He may choose a room based on its interest tags, its number of users or other information displayed on the screen. Our room recommendations feature is user friendly and allows Amir to explore a broad variety of options.

Set forth below are screenshots of the welcoming page and room recommendations.

Vibrant Yalla Rooms

Yalla rooms provide a virtual meeting place for our users to leisurely gather and enjoy voice-based, many-to-many social interactions. After Amir enters a Yalla room, he may participate in voice chats, non-voice chats, gifting and other interactive features, all of which are designed to foster a lively online community. The screenshot of a Yalla room is set forth below.

•

Voice Chats. Among the first things that capture Amir’s attention are the lively voice chats. The other users in the room notice Amir and warmly greet him, which makes him more interested in the conversations. He is then invited to speak on a microphone. A Yalla room can have up to ten microphones, which allow ten users to speak at the same time and have their voice heard by others in the room. Given its leisure nature, voice chats can cover any topic and may spontaneously wander from one topic to another. We believe this is one of the main reasons why users are attracted to our Yalla app—they can chat freely, which is a very enjoyable and relaxing social experience.

•	Text Chats. The Yalla room interface contains a section that displays non-voice chats. This section is also very lively, and users may send texts, emojis or pictures.

•

Gifts. After Amir tells a good joke, he receives a virtual gift from another user. He feels delighted by the gift and wishes to send gifts as well. After he opens the list of available gifts, he is immediately impressed by the beautiful designs. As part of our localized appeal, the virtual gifts offered to Arabic-speaking users are based on local customs in MENA. Users send virtual gifts to express their appreciation of contributions by other users or gain recognition within the community. To incentivize gifting, we have created rankings to recognize users who have given the most gifts, as well as users who have received the most gifts, and we refresh these rankings on a real-time basis.

•

Additional Interactive Features. Amir also explores other interactive features that make Yalla rooms lively. Users can upload photos to share with others in a room. Various simple game tools, such as rock-paper-scissors, are available for users to integrate with the small games they play in Yalla rooms. A user can also share virtual currencies with others under the “Lucky Golds” feature to bring excitement to the room. A screenshot of these interactive features is set forth below.

Room recommendations among friends are an effective way for users to find interesting rooms, thereby making these rooms more lively. Amir can recommend Yalla rooms to his friends by sending them room invitations. He can also view the rooms that his friends are currently in and enter the room that interests him the most.

As Amir becomes more involved in the Yalla community and establishes his own social circle, he wants to create his own room and take the center of the stage. As the room chair, Amir is able to set interest tags of the room, which reflect his preferred topics for conversations. After creating his Yalla room, Amir is able to meet more people of similar interest or backgrounds. With more like-minded friends in the Yalla community, Amir spends more time on our platform.

Messaging and Moments

To foster social connections in the Yalla community and enhance user stickiness, we offer additional features for users to interact and access entertaining content.

•

Messaging. We provide a two-way messaging function on Yalla. After Amir adds another user as a friend, they can exchange private text messages directly without entering a Yalla room or experiencing any interruption by other users. Therefore, they can engage in more in-depth conversations to bond further. Besides texts, Amir is also able to send voice clips and gifts on the messaging page.

•

Moments. Moments are a mini-blog feature on our platform. Besides his friends’ moments, Amir is also able to “follow” users who cover topics that interest him. We have embedded interactive features in moments to facilitate user interactions. When Amir finds a moment that he enjoys, he can share with friends, comment on it or “like” it. He can also give a virtual gift to the user who created the moment. Gifts allow Amir to express appreciation for good content, thereby building social connections with like-minded users. Gifts also incentivize users to post high quality content, which will in turn make the moments feature more attractive to users. In addition, Amir can explore “featured” and “topics” sections to find more interesting content. In the “featured” section, we select moments that are popular among users. The “topics” section presents moments based on their topics. The “topics” section helps users find friends with common interest, while also facilitating the creation of more in-depth content in the Yalla community.

Screenshots of a messaging page and a moments page are set forth below.

Casual Games

A friend invites Amir to play two casual games on our platform, Ludo and Domino, and he eagerly checks out these games on Yalla Ludo, as both Ludo and Domino are highly popular board games in MENA and can be learned by beginners with relative ease. Screenshots for Domino and Ludo games are set forth below.

We offer casual games to enrich the entertainment options on our platform and further enhance user interactions. These games help Amir make more friends by serving as icebreakers. While playing games, he can voice-chat and bond with other players. Our system provides two options for player matching in a game. Amir can choose to be assigned with a player that our system selects based on certain criteria, such as language setting, and meet new friends through this function. He can also play the games with friends. Amir needs to spend virtual currencies in order to start a game on Yalla Ludo, and the winner of the game can keep a portion of the virtual currencies paid by the other player. He can also use virtual currencies to gain certain advantages in games. In addition, Amir may socialize with other users through chat rooms on Yalla Ludo.

•

Joyful Yalla Ludo Chat Rooms. Yalla Ludo chat rooms provide players a virtual gathering place to socialize and discuss all kinds of topics while playing Ludo and Domino. With diverse functions to easily interact with other players in the chat room, Amir can choose to participate in voice-chat or text-chat, send virtual gifts as well as use other interactive functions, all of which aim to bring more fun to our players when playing Yalla Ludo in the Yalla community.

Set forth below are screenshots of the chat room recommendations and chat rooms on Yalla Ludo.

Localized Online Events

We organize localized online events, most of which are based on traditional holidays, to further enhance user engagement and interactions. In 2020, we organized 24 online events in Yalla and 16 in Yalla Ludo, all of which were based on Islamic traditional festivals or localized Arabic designs to enhance user engagement and interaction. For example, during the important Islamic festival of Eid al-Adha (July 31, 2020), Amir participated in the online celebration in Yalla after completed his religious routine. He voice-chatted with friends in Yalla rooms, sent and received Eid al-Adha event gifts, and lighted up virtual festival feasts. Before sleep, Amir switched to Yalla Ludo, played Ludo games under the festival event guidelines, completed the activity tasks and received the exclusive Ludo chessboard theme for Eid al-Adha. From July 29 to August 9 in 2020, our users celebrated Eid al-Adha on our platform by sending customized gifts and participating in online tasks. 624 thousand users participated in the event.

Monetization

We primarily generate our revenue by providing group chatting and games services. Individual users consume virtual currencies to purchase virtual items and upgrade services or play games on our platform. Virtual items primarily consist of various virtual gifts and privileges in chat rooms or games. Upgrade services primarily consist of premium rights or premium membership on our platform. Users buy our virtual currencies through third-party payment platforms. Our virtual currencies are non-refundable and do not have expiration date.

We believe our users come to our platform primarily for an enjoyable social experience, and not to make money. We have designed our platform settings to ensure that our users cannot use our platform for money-making purposes. On Yalla, while our users may receive gifts from other users, such gifts cannot be redeemed into real money. Similarly, on Yalla Ludo, while our users may win virtual currencies from other users that they play games with, they can only use such virtual currencies to play more games and/or gain advantages in games. Our users are not allowed to convert any of our virtual currencies into real money or sell our virtual currencies to other users under any circumstances.

Customer Service

Our customer service is available on a 24/7 basis. We engage third-party service providers to perform customer service tasks. Our in-house customer services and operations staff is responsible for managing the customer service representatives employed by the third-party service providers and providing customer services to certain high-paying users, as well as other aspects of operating our online platform.

Our users may submit inquiries, feedbacks or complaints by sending messages via Yalla rooms and the “FAQ & Feedback” portals in our mobile applications at any time. Upon receipt of complaints or inquiries, our customer service representatives will conduct investigations and promptly provide users with explanations and solutions for the issues they report. We also utilize an automated system to address certain common questions from users. We require complaints to be attended to within one business day.

In addition to the routine customer service that is available to all users on our platform, we also provide premium customer service to certain high-paying users. We identify and contact these users and offer them 24/7 access to customer service representatives, which allows the users to receive responses and services in a more timely manner.

Content Management and Monitoring

An engaged and interactive user community is key to our success and we strive to cultivate and maintain a healthy and inviting culture. Our terms of service set out types of content strictly prohibited on our platform, and we have also developed a content monitoring system that utilizes primarily automation, as well as manual screening, to filter inappropriate content. Our operations staff is responsible for reviewing and handling content on our platform to maintain a healthy ecosystem and promote a positive user experience. They are aided by software and technologies to screen text and images that users upload to our system.

We also encourage users to assist us with content monitoring. Room chairs and ministers are incentivized to maintain a healthy environment in their rooms to attract and retain members. They have the ability to remove users from their rooms for rule violations. Other users are able to conveniently notify us about inappropriate behavior on our platform.

Branding and Marketing

We believe that our interactive community culture and large user base have led to repeated user visits and a strong word-of-mouth effect that strengthens awareness of our brand among users.

As a supplement to word-of-mouth marketing, we often promote our brand and platform through online marketing. We market our platform through advertisements on app stores, Google Ads and various social media applications, such as Facebook, Twitter and Snapchat. We also collaborate with social media influencers to promote our platform.

Technology

Our advanced and stable technology infrastructure and capabilities allow us to provide users with reliable access to our platform and ensure superior user experience. Our platform incorporates the following features:

•

Live audio streaming capabilities. We implement third-party audio streaming solutions from industry-leading providers, including Shanghai Zhaoyan Network Technology Co., Ltd., or Agora, and Shenzhen Zego Technology Co., Ltd., or Zego, on our platform. We also strive to adopt the latest industry standards for mobile audio interactions. Our platform enables real-time multi-cast audio interactions among users, which provides our users with a superior experience. Our mobile applications are designed to run smoothly on all mobile phones, with minimum bandwidth requirements of approximately 512 kilobytes per Yalla room user per second.

Our agreement with Agora has a term of three years and is due to expire in November 2021. If there is no written notice of non-renewal from either party one month before the expiration date, the agreement is automatically renewable for another year upon the expiration of the initial term. The agreement may be terminated by either party for cause, such as breach of contract, if the defaulting party fails to rectify within 30 days after the receipt of written notice or if there is insolvency of either party. If Agora fails to fulfill our service requirements, we may terminate the agreement with 30 days written notice provided that Agora fails to rectify after we give them such feedbacks twice. The initial term of our agreement with Zego expired in March 2021, and the agreement has been automatically renewed for a one-year term. The service fees under each of the agreements are based on the amount of data transmitted and are settled on a monthly basis.

•

Content recommendation engine. We have been developing and implementing an individualized content recommendation engine. We established this engine based on the user behavior data that we have accumulated from 119.8 million registered users as of December 31, 2020, analyzed through our proprietary algorithms to achieve accurate user profiling. Such accurate user profiling in turn allows our content recommendation engine to match users with their favorite content.

•

Cloud-based network infrastructure. We have deployed a cloud-based network infrastructure designed to handle multi-party real-time online audio interactions. We currently use servers provided by an industry-leading cloud service provider that are hosted in data centers in Hong Kong, Germany and the United States. Our cloud-based network infrastructure provides high quality data delivery and allows multiple users to interact online from anywhere in the world conveniently in real time. Our system is designed to ensure scalability and reliability to support growth in our user base. The number of servers contributes significantly to our fast streaming speed and reliable services, and can be expanded with comparative ease, given the relative convenience of renting data centers to host additional servers in any high traffic region in our network.

We entered into a framework agreement with the cloud service provider for services to support our Yalla mobile application with a term of one year, which is due to expire in February 2022. The agreement may be terminated by either party for cause, such as breach of contract. We also entered into an agreement with the cloud service provider for services to support our Yalla Ludo mobile application in December 2019. The agreement does not provide for a finite term and may be terminated by either party without cause with one month written notice or for cause, such as breach of contract, with immediate effect upon written notice to the other party. The service fees under each of the agreements are based on the actual services provided.

Product Development

We believe that our ability to develop mobile applications, product features, functions and services tailored to the needs of our user base has contributed to the success of our business. We have been able to rapidly scale our product development output and deliver an increasing range of products and services to fulfill the needs of our expanding user base and optimize the quality of user experience. Our technology and product development team works on both back-end and front-end development of our products and services, including (a) the enhancement of network and server structures, as well as data distribution and transfer technologies to achieve lower latency and reduce interruptions, and (b) the creation of new features and functions to meet the diverse needs of our users. We plan to continue to invest in technology and product development in order to reinforce and solidify our industry-leading position.

Intellectual Property

Intellectual property is an important aspect of our business, and our practice is to seek protection for our intellectual property as appropriate. We safeguard our proprietary technologies through contractually requiring our employees to keep all our proprietary technologies confidential, as well as seeking to protect our technologies through patents and copyrights.

Our trademarks, including “Yalla,” and “Yalla Ludo,” are a critical component of the value of our business. As of December 31, 2020, we had 52 registered trademarks, 45 pending trademark applications and 35 registered copyrights in 26 jurisdictions, including a number of jurisdictions in MENA. As of December 31, 2020, we had 23 domain names, including yallatech.ae.

We face certain risks relating to our intellectual property. For further information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our intellectual property may not provide adequate protection to us, and we may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be subject to intellectual property or other third-party rights infringement claims, which could be time-consuming and costly to defend and may result in diversion of our financial and management resources.”

Data Privacy and Protection

We consider the protection of the personal privacy of each of our users to be of paramount importance. We believe it is crucial that our users understand how we handle their information so that they feel comfortable while accessing our platform. To this end, we have developed a company-wide policy on data collection and use practices to preserve individual privacy rights in all respects, the key principles of which include: (i) providing adequate notice to users as to how their data is being collected and used, (ii) encrypting user data stored on our system, (iii) limiting access of user data to authorized employees and (iv) making reasonable efforts to prevent loss or leakage of user data. We believe the measures we take with respect to data privacy and protection are consistent with industry standards. For risks relating to data privacy and protection, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Concerns about collection, use, retention, transfer, disclosure, processing and security of personal data could damage our reputation and deter current and potential users from using our platform and services, or subject us to significant compliance costs or penalties, which could materially and adversely affect our business, financial condition and results of operations.”

Competition

We operate an innovative business model of building a voice-centric social networking and entertainment community. As one of the few players in this market, we directly compete with other voice-centric social networking and entertainment platforms for users. In addition, we compete with other social networking and entertainment platforms. Some of our larger competitors have substantially broader service offerings and more working capital to support heavy spending on sales and marketing. We believe that our ability to compete effectively for users depends on many factors, including user experience on our platform, preservation of our vibrant community culture, effectiveness of content monitoring and review, our marketing efforts and reputation of our brands.

In addition, as our business continues to grow, we face significant competition for highly skilled personnel, including management, engineers, product managers and sales and marketing personnel. The success of our growth strategy depends in part on our ability to retain our existing personnel and recruit additional highly skilled employees.

Insurance

We maintain the statutory social insurance as required by the relevant local laws and regulations. In addition, we maintain commercial healthcare insurance for all full-time employees and enhanced healthcare insurance for senior management. However, we do not maintain product liability insurance or insurance policies for our properties. We believe that our existing insurance coverage of our business is consistent with what we believe to be customary for business of our size and type and in line with the standard commercial practice in our industry.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in the United Arab Emirates and China.

United Arab Emirates

Overview of the Emirate of Dubai

Introduction

The UAE is a federation of seven emirates made up of Abu Dhabi, Dubai, Sharjah, Ajman, Umm Al Quwain, Fujairah and Ras Al Khaimah. The UAE has one of the most liberal business environments in the Middle East focused around economic liberalization and promoting the role of the private sector. There are currently no exchange controls on the remittance of profits or repatriation of capital. Additionally, the UAE enjoys low tariffs, and there are virtually no restrictions on foreign trade.

Legal System

There are three primary sources of law in the UAE: federal laws and decrees, local laws and Sharia (Islamic law). The secondary source of law is trade custom or practice. In the absence of federal legislation on areas specifically reserved to federal authority, the ruler or local government of each emirate will apply his or its own rules, regulations and practices. Pursuant to its right under the federal constitution (established between the emirates on the creation of the UAE and permanently adopted in July 1996), or the UAE Constitution, the Emirate of Dubai has elected to maintain its own court system, separate from that of the federation, and the courts of Dubai have sole jurisdiction to hear cases brought in Dubai. Although both federal and Dubai courts have a similar three-tier structure (Court of First Instance, Court of Appeal and Court of Cassation/Supreme Court), Dubai has retained complete autonomy over its courts in all matters, including the appointment of judges. In accordance with the UAE Constitution, however, the Dubai courts will first apply federal law where this exists and, in its absence, the laws of Dubai. There are federal codes of law which apply in Dubai and the other emirates dealing with the most important and fundamental principles of law, including civil, commercial, civil procedure, companies, intellectual property, immigration, maritime, industrial, banking and employment law. In contrast, many of the laws enacted by the ruler of the Emirate of Dubai, or the Ruler, relate to matters which are more administrative in nature, such as the establishment and operation of government affiliated entities.

In addition, free zones have been created in Dubai. Such free zones have, to varying degrees, different rules and regulations compared to the rest of the emirate. For example, the financial free zones in Dubai are independent of the civil and commercial laws of the UAE, but remain subject to UAE criminal law. Other types of free zones are still subject to the civil, commercial and criminal laws applicable in the UAE, provided that such laws do not contradict the rules and regulations of the relevant free zone. Our UAE subsidiary is not incorporated in a financial free zone and therefore remains subject to civil, commercial and criminal laws in the UAE.

Article 5 in the Federal Law No. 2 of 2015 concerning Commercial Companies Law, or the UAE Companies Law, states that the provisions of the UAE Companies Law shall not apply to companies established in the free zones if a special provision to this effect is contained in the laws or regulations of the relevant free zone.

With the exception of the financial free zones, which require a federal decree, the creation of separate legal systems for each free zone is primarily authorized by local laws or decrees which are issued by the ruler of each concerned emirate.

Free Zone Regulations

Our subsidiary in the UAE, Yalla Technology FZ-LLC, is located in the Dubai Creative Clusters free zone, the DCC free zone, in the Dubai Internet City cluster, and is therefore governed by certain of the federal laws of the UAE, certain of the local laws of the Emirate of Dubai and the regulations of the Dubai Creative Clusters.

The DCC free zone was created in 2000 pursuant to Law No. 1 of 2000 on Establishing the Technology, Electronic Commerce and Media Free Zone, or the TECOM Law. The DCC free zone was initially known as Dubai Technology and Media Free Zone. In 2014, the Law No 15 of 2014 Concerning the Creative Clusters in the Emirate of Dubai, or the DCC Law, was implemented. The DCC Law changed the name of the free zone from the DTMFZ to Dubai Creative Clusters, or DCC. The TECOM Law was not repealed when the DCC Law was brought into force but was amended as to replace all references to the DTMFZ with references to the DCC free zone. It was further stipulated that the DCC Law would prevail over that of the TECOM Law should a conflict arise between the two.

The Dubai Development Authority, or the DDA, is the primary regulator of the DCC free zone. The DDA was created pursuant to the TECOM law and is responsible for providing licenses for all companies incorporated in the DCC free zone. Businesses that have been incorporated in the DCC free zone are subject to the regulations of the DDA, together with the laws of Dubai and the UAE (to the extent applicable).

Regulations Relating to Companies

The principal legislation governing companies incorporated in the DCC free zone, such as our UAE subsidiary, is the Dubai Creative Clusters Private Companies Regulations 2016, or the DCC Company Regulations. The DCC Company Regulations exempt companies incorporated in the DCC free zone from the ambit of the UAE Companies Law and permit 100% foreign ownership.

Regulations Relating to Commercial Activities

The provisions of Federal Law No. 18 of 1993 on commercial transactions, or the Commercial Code, generally apply to companies incorporated in the DCC free zone. The Commercial Code covers a broad range of commercial and banking transactions and contains provisions relating to, among other things, commercial obligations, commercial pledges, commercial agency, commercial papers and bankruptcy and liquidation.

The provisions of Federal Law No. 5 of 1985 regarding civil transactions, or the Civil Code, generally apply to commercial transactions to the extent they do not conflict with the corresponding provisions of the Commercial Code. The Civil Code governs, among other things, basic contract law principles, property rights and the creation of various security interests. The Civil Code also contains general provisions imposing liability arising from intentional and negligent acts. Such provisions are derived from the disciplines and principles of Sharia. The Civil Code further provides for a distinction between direct and indirect (or consequential) harm, but does not define these terms.

Regulations Relating to Employment

UAE Federal Law No. 8 of 1980 regulating labor relations, or the Labor Law, applies to all private-sector employees working in the UAE, except for those working in the Dubai International Financial Centre or the Abu Dhabi Global Market and therefore applies to our subsidiary. The Labor Law governs, among other things, minimum employee leave entitlements (for example, sick leave, annual leave and maternity leave), working hours and overtime, work-related injuries and safety standards. In relation to the termination of employment, the Labor Law differentiates between limited and unlimited term employment contracts, with different rules and requirements applying to each. The Labor Law also sets out the compensation which may be awarded to an employee who has been unlawfully dismissed. Such compensation may not exceed the equivalent of three months’ salary.

The Labor Law also provides for compensation payable to workers for injuries sustained during the course of their employment. The Labor Law also provides for a mandatory end of service gratuity to be paid to all employees upon termination of their employment. Employers and employees may not contract out of these minimum standards of employment established by the Labor Law. Trade unions and collective bargaining are not recognized under the Labor Law.

In addition to the Labor Law, all companies operating within Dubai Internet City (part of the DCC free zone) are also subject to the Dubai Technology and Media Free Zone Employment Regulations 2004, or the Employment Regulations. The Employment Regulations authorize the DDA to sponsor employees’ residence visas, and contain provisions relating to the identity cards and passports of employees, the provision of medical care, as well as health and safety standards for employees. While applications for visas in the DCC free zone are made to the DDA, it is ultimately the federal immigration authority that grants these visas to the employees of companies in the DCC free zone. The DDA is also authorized to mediate labor disputes (as a preliminary step prior to litigation in the Dubai Labor Court) and to impose fines on companies for failure to comply with the Labor Law or the Employment Regulations. The Labor Law and the Employment Regulations are applicable to all employees working for companies within the DCC free zone, including foreign nationals.

Regulations Relating to Technology Media and Telecommunications

General Content Standards

Notwithstanding that the Federal Law No. 15 for 1980 Concerning Press and Publications, or the PPL, is now almost 40 years old, it is still the key source for content regulations, which has been confirmed in later resolutions from the National Media Council, or the NMC, the regulator in this area, in particular the Cabinet Resolution No. 23 of 2017 Concerning Media Content, or 2017 Cab Resolution, and the Chairman of the Board’s Resolution No. 26 of 2017 on Media Content, or the 2017 Content Resolution. The basis for all content restrictions in respect of media and online platforms comes from the PPL.

The prohibitions contained in Chapter 7 of the PPL include, among other things, no criticism of any of the rulers of the individual emirates that constitute the UAE; no instigation against Islam or the system of ruling; no harm to the interest of the state or values of society; no opinions that violate public discipline and order or circulation of subversive ideas; no instigation of criminal activity or incitement of hatred; no publication of confidential communications without permission; no blemishing of a president of, or agitating relations with, an Arab, Islamic or friendly state; no article defaming Arabs and their civilization and heritage; no news on an ongoing criminal investigation, if the judge has ordered confidentiality; no information about an individual’s private life, if such information is meant to disgrace the individual; no divulgence of a secret that may cause reputational harm; no publication to coerce payment or other benefit; no false news (with bad faith); nothing inconsistent with public order, or that is misleading to the public. Article 5 of the 2017 Content Resolution has guidelines that clarify these prohibitions.

Also of importance is the operation of the Telecommunications Annex 1-IAM Regulatory Policy, under Federal Law No 3 of 2003 regarding the organization of the Telecommunications Sector, or the IAM. The IAM grants the Telecommunications Regulatory Authority, or the TRA, the broad ability to block websites and digital content (including games). In particular, the TRA has the ability to block a website that contains content that is “contrary to the public interest, public morality, public order, public and national security, Islamic morality or is otherwise prohibited by any applicable UAE law, regulation, procedure, order or requirement.” As a result, the TRA has the authority to block any website involving inappropriate content, such as pornography, nudity, illegal drugs or gambling.

Finally, Federal Law No. 5 of 2012 on Combatting Cybercrimes, or the CCL, criminalizes certain online behavior and could, if a complaint is raised, result in criminal charges being laid against the entities and people involved with the offending content (such as authors, editors, publishers). Offending content may include pornography, gambling, defamation, breach of privacy, sedition and similar incitements, and promotion of weapons.

Advertising and Commercial Content

Advertising is primarily regulated under the 2017 Content Resolution. Given that the 2017 Content Resolution refers specifically to “advertising” as being part of the definition of “content,” the prohibitions contained within the 2017 Content Resolution that apply to content also apply to advertising. The 2017 Content Resolution is media-neutral in application and apply to traditional advertising as well as advertising on social media and online content (including gaming). The 2017 Content Resolution also addresses specific issues associated with advertising (for example, the separation of advertising from other content).

The 2017 Content Resolution specifically notes that “[i]t shall be prohibited to advertise any forbidden materials as per the applicable rules and laws such as tobacco.” Various federal and Dubai laws prohibit the advertisement of alcohol, including both “direct” and “indirect” promotion of alcohol. The 2017 Content Resolution states in Article 44(7) that “[n]o advertisement on alcoholic drinks or prohibited drugs shall be allowed by any means directly or indirectly.”

As far as identifying advertising content, Article 19 of the 2017 Cab Resolution states, “[a]ll paid advertising material must be explicitly and clearly stated as paid advertising material.” Article 43 of the 2017 Content Resolution further provides that “[a]ll paid advertising materials or items shall include a clear and candid indication that they are paid advertising materials or items.” This requirement applies to all advertising in all types of media, including social media.

Article 45(7) states that “the identity of the advertisement must be made clear and be presented as they are special and independent from the other advertising and editing materials or items, and borders must be placed to separate such advertisement from any other material or item as well as intervals or time breaks in case of TV and radio broadcasting.”

The Guidelines for Advertising, issued in 2018, provide a summary of laws applicable to advertising. It also contains a list of special conditions for social media. Key points include the use of the hashtag “#ad” or “#paid_ad” for disclosure. Phrases such as “thank you to …” or “in cooperation with…” are not sufficient. These hashtags must be legible and easy to find, and readers should not have to scroll down to find them. Video content must include a verbal reference to the disclosure within the video.

Online Content Licensing and Standards

Online content can be distributed without the need for a license. Licenses are only required for traditional media, unless the activity falls under the scope of the 2018 Electronic Media Regulation Resolution, or the E-Media Law. The relevant licensing requirement applies only to distributors based within the UAE. The E-Media Law opens with the statement that “this Resolution applies to all Electronic Media activities carried out within the State, including those in free zones.”

Article 4 of the E-Media Law addresses the issue of what will be “Licensable Electronic Media Activities”; which includes: website of trading, offering and selling of audiovisual and print material; on-demand electronic publishing and printing; specialized websites (e-ads, news sites, etc.); as well as any electronic activity that the NMC may determine to add.

Article 4(3) and 4(4) of the E-Media Law gives rise to uncertainty. Article 4(3) is uncertain as to the scope of “specialized websites.” From conversations held between Al Tamimi & Company and the NMC, the term is understood to cover commercial websites that replicate newspapers, traditional broadcast and magazines. Currently, there are no additional licensable electronic activities set out by the NMC under the broad powers granted under Article 4(4). Additional licensing requirements could be implemented in the future, and it is conceivable that such requirements could be extended to mobile apps and/or online gaming sites.

Defamation

In the UAE, defamation is a criminal matter. If the defamation is online, it is covered by the CCL. In both cases of offline defamation and online defamation, the relevant department within the police force will determine the party that it wishes to pursue for the violation, such as author, editor and/or publisher. As a result, all publishers of online content have the obligation to screen defamatory content.

Privacy—the Publishing of Private Information by a User

Article 31 of the UAE Constitution states that “[f]reedom of communication by post, telegraph or other means of communication and the secrecy thereof shall be guaranteed in accordance with law.” Nonetheless, the scope of the term “privacy” is not actually determined or set out in any law, meaning that it is almost entirely subjective and therefore can be complex in application.

Article 378 of the Federal Law No. 3 1987, or the UAE Penal Code, states:

“Whoever publishes news, pictures or comments related to the secrets of private or family life of persons, even if they are true, shall be punished by detention for a period not exceeding one year and by a fine not exceeding ten thousand Dirhams, or by one of these two penalties.”

There is limited guidance as to what “secrets of private or family life” might be, but it would be fair to surmise that if the person themselves had not made a matter public, a third party should not do so. The disclosure of a matter by that person would remove any element of secrecy and render the Article unavailable as the basis for a claim by the supposedly injured party. In that respect, the UAE’s position might be more restrictive than some other jurisdictions.

The UAE Penal Code allows corporate entities to be found guilty of the offenses established by the UAE Penal Code, through the agency of directors, agents and other representatives. A corporate body convicted under these provisions would be liable to pay a fine of up to AED 20,000 and allow for the judges to include a jail sentence of up to 2 years where it is considered to be warranted.

Article 21 of the CCL also addresses the concept of privacy and states that any person who used an Information Network, Electronic Information System or any of the Information Technology Tools in assaulting the privacy of a person shall be punished by imprisonment for at least six months and a fine between AED150,000 (US$40,844) and AED500,000 (US$136,147). Additionally, any person who uses an Electronic Information System or an Information Technology Tool to perform any amendment or processing on a recording, picture or scene for the purpose of defamation or insulting another person or assaulting or violating his or her privacy shall be punished by imprisonment for at least one year and a fine between AED250,000 (US$68,074) and AED500,000 (US$136,147). This is in addition to the fine payable under the UAE Penal Code.

There is no guidance as to what “assaulting the privacy of a person” might mean. The Court has determined that a breach of privacy to simply show a person on a television program without obtaining written consent (and in another case, verbal consent was given but was judged to be imperfect as a consent). Further, by way of example, a man who took a photo of two people fighting in public was found to have breached privacy when he published the photo.

Given this subjectivity and the heavy emphasis placed on privacy by the authorities, anything that is intrinsically “personal” or “sensitive” to another person could be considered private.

Potential Safe Harbor Defense and Third-party Liability

While ordinarily safe harbor defenses would be found in laws relating to copyright in other jurisdictions, the Federal Law No. 7 of 2002 Pertaining to Copyrights and Neighboring Rights, or the Copyright Law, does not contain “safe harbor” provisions designed to immunize intermediaries from liability for copyright damage. In fact, the Copyright Law contains no provision dealing expressly with secondary liability at all. There are no safe harbor defenses in UAE law.

Similarly, the CCL is directed at both owner and operators of an electronic site or information network, so a safe harbor would not be generally available under the CCL either. As such, the CCL may apply to a party that hosts user uploaded content within a chat room or an online voice communication application. Article 39 of the CCL Law provides: “Any owner or operator of an Electronic Site or Information Network who deliberately and knowingly stores or makes available any illegal content or if he fails to remove or blocks access to this illegal content within the period determined in the written notice addressed to him by the competent authorities that states that content is illegal and is available on the Electronic Site or Information Network shall be punished by imprisonment and a fine or by any of these penalties.”

Article 39 of the CCL authorizes a competent authority to issue a takedown notice, and any party that has received such notice is required to respond to the relevant authority. Such takedown requirements are similar to those in other jurisdictions, albeit in practice, takedown notices have not been often issued in the UAE.

In addition, it is possible to interpret the CCL as stating that any entity acting as an intermediary or service provider could commit an offense if it benefits from or unlawfully facilitates a third party’s uses of communication services through its Information Network. Article 35 of the CCL provides that any person who benefited or unlawfully facilitated a third party use of communication services or audio or visual transmission channels through the Information Network or the Information Technology Tool shall be punished by imprisonment for at least one year and a fine between AED250,000 (US$68,074) and AED1,000,000 (US$272,294).

There is little clarity on what the public prosecutors might deem to be “unlawfully facilitating.” Nonetheless, the term may be interpreted to include the act of retaining content that is known to be infringing the CCL. Although there has been no prosecution on the basis of unlawful facilitation of copy infringement, potential prosecution on such grounds cannot be ruled out in the future.

The above laws only require a party to assist claimants in relation to infringing material once the party receives a takedown notice from a competent UAE authority or a UAE Court order. Where such a notice is issued, the notice will specify the period within which the takedown must be done, or the period within which the party must respond, if that option is provided.

Data Protection Laws

There is no comprehensive data protection legislation in the UAE specifically designed to regulate the collection, processing, transfer and/or use of personal data. There are, however, provisions of general application in the context of privacy that may be relevant to the processing of personal data in the UAE. While these types of provisions are not entirely consistent with the approach to data privacy issues addressed in modern data protection laws in other jurisdictions, they should be considered when assessing the legal basis for processing personal information in the UAE, and associated transfers of personal data to recipients outside the UAE.

Of primary relevance are Articles 379 and 380 (bis) of the UAE Penal Code, which provides:

Article 379: “[…] Any individual who, by reason of his profession, craft, circumstance or art is entrusted with a secret and who discloses it in cases other than those permitted by the law, or who uses it for his own advantage or another person’s advantage, shall be punished by imprisonment of at least one year and/or a fine of at least AED20,000 (US$5,446) unless the individual to whom the secret pertains has consented that it be disclosed or used.”

Article 380 (bis): “Detention shall be inflicted upon whoever unrightfully copies, distributes or provides another person with the content of a phone call or message or information or data or any other such things that he examines by virtue of his profession.” The penalty is not specified in the provision, and reference to the criminal procedure rule would indicate that the detention would be between one month and three years.

The term “secret” contained in Article 379 of the UAE Penal Code is undefined, and it could be interpreted to include sensitive personal data.

Telecommunications Law

Voice Over Internet Protocol, or VoIP, services are specifically regulated under Voice over Internet Protocol Policy, or VoIP Policy, issued by the UAE Telecommunications Regulatory Authority, or the TRA, on December 30, 2009. “VoIP Services” are defined for the purposes of the VoIP Policy as “all of the services and technologies that allow transmitting, receiving, delivering and routing of voice telecommunications by means of Internet Protocol (IP).”

Based on a strict interpretation of laws and regulations, VoIP services can only be used in the UAE in limited circumstances where:

•	the VoIP service is provided between users of a “Closed Group Network” where the relevant calls originate and terminate in the UAE in accordance with the TRA’s VoIP Policy; or

•

the VoIP service is a paid service provided through the local public telecommunications service providers licensed by the TRA under Federal Law No 3 Of 2003 Regarding The Organization of The Telecommunications Sector, as amended, or the Telecoms Law.

The sale or supply of telecommunications services to subscribers in the UAE is a regulated activity under the Telecoms Law. No individual or organization is permitted to conduct any regulated activity unless authorized by a license or exempted in accordance with the Telecoms Law. There are currently only two licensed public telecommunications network operators and service providers in the UAE, or the Licensees. The granting of any further public telecommunications licenses is unlikely at this time due to state policy. Importantly, the Licensees are expressly permitted to block VoIP services over their networks which are provided by a person not licensed to do so under the Telecoms Law unless instructed by the TRA to do otherwise.

The TRA issued a statement in March 2015 clarifying that “Voice over Internet Protocol (VoIP) are considered part of the UAE’s regulated activities. The TRA has granted licensed operators the eligibility to provide such services across their networks. Companies wishing to provide such services should coordinate with the UAE’s licensed service providers in this regard.”

However, there are uncertainties in the UAE market regarding the use of VoIP services, as despite the apparently strict legal position concerning the use of VoIP services and the blocking of certain well-known international VoIP service brands in the UAE, many users in the UAE can in fact use various other VoIP applications, such as certain online gaming platforms.

Very recently, there have been media reports that the legal restrictions on the use of VoIP services in the UAE may soon be lifted. To date the TRA has not made any comment on such reports.

The TRA has granted exceptional temporary approval to unblock certain existing services that were blocked on the public telecommunications networks as part of the UAE measures in support of the preventive and precautionary measures to counter the COVID-19 pandemic. The exceptional temporary approval was based on the community needs and demand at the time.

Under the Telecoms Law, it is a criminal offense that may be penalized by a fine between AED50,000 (US$13,615) and AED1,000,000 (US$272,294) and/or imprisonment of up to two years to provide regulated telecommunication services without being licensed to do so. It is the supplier, rather than the user, that commits this offense.

In practice, the main enforcement action taken against unlicensed VoIP service providers is for the Licensees to block the VoIP service in the UAE.

Our mobile applications, which enable voice-based, real time communications on the Internet, may be deemed to be VoIP services. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be required to obtain and maintain licenses and approvals relating to Internet or telecommunications services in certain jurisdictions.”

Consumer Protection Law

In November 2020, the UAE issued a new consumer protection law, Federal Law No. (15) of 2020 on Consumer Protection. The new law specifically provides that:

•

the UAE Cabinet is to issue an Executive Regulation pursuant to the new law upon a proposal from the Minister of Economy, which shall be issued within six months from the date the new law was published in the UAE Official Gazette. Much of the new law requires the issue of this Executive Regulation to be fully effective; and

•	providers and advertisers have a year to comply with the provisions of the new law from the date it came into force (November 2020). Such a period may be extended by a resolution from the UAE Cabinet.

Consequently, while there needs to be an awareness that the new law has been enacted, immediate action by providers and advertisers in the UAE is not necessary. When the regulations are issued by the UAE Cabinet relevant providers and advertisers in the UAE must be in compliance with the new law and the regulations before the end of the 12-month transition period. As a result of the transition period, the UAE consumers’ rights and obligations under the former law, Federal Law No. 24 of 2006 on Consumer Protection along with Ministerial Resolution No. 12 remain relevant.

UAE consumers are granted the following rights:

•	The Right to Safety: to be protected from products, production processes and services that may cause harm to health and safety;

•	The Right to Know: to know the accurate information concerning the goods and services;

•	The Right to Choose: to have multiple options of items and services at competitive prices and quality;

•

The Right to Representation: to express opinions to develop the goods, services, prices and availability. The consumer has the right of having his or her opinions listened to, his or her interests represented at official and non-official entities and his or her opinions shall be taken into consideration during the process of developing the commodities and services;

•	The Right to Be Informed: to acquire knowledge and skill and awareness of consumer rights and responsibilities through continuous awareness programs.

The department of economic development in each emirate within the UAE deals with consumer rights issues and implement plans and procedures related to Consumer Protection Laws. It receives consumer complaints and raises consumers’ awareness about their rights and duties.

Regulations Relating to Intellectual Property

Copyright Law

Copyrights are currently regulated in the UAE under the Copyright Law. The Copyright Law protects original expressions of creative works in the fields of literature, art, or the sciences, regardless of the kind or manner of its expression, and regardless of its importance or its purpose. Importantly, the Copyright Law does not protect ideas, but rather the original material produced by virtue of a creative process. There are 12 categories of protected works listed by the Copyright Law:

•	Books, pamphlets, essays, and other written works:

•	Computer programs and applications, databases;

•	Lectures and similar works;

•	Dramatic, musical works;

•	Musical composition with or without words;

•	Sound and audio-visual works;

•	Architectural works, engineering plans and layouts;

•	Works of drawing, painting, sculpture, lithography (fabric, metal, stones, wood) and engravings or any similar works in the scope of fine arts;
•	Photographic works and works analogous to photography;

•	Works of applied art and plastic art;

•	Illustrations, geographical maps, sketches, three-dimensional works related to geography, topography, and architectural designs, etc.; and

•

Derivative works, subject to the protection afforded to the work(s) upon which they are based. The protection shall extend to the title of the work if created, as well as the creative concept devised for broadcast material.

The Copyright Law provides for the protection of copyright for a duration of the life of the author plus 50 years after his or her death (in which case the rights pass on to his or her next of kin).

Registration is not a prerequisite to legal protection under the Copyright Law. Legal protection is automatic upon the creation of the work. In the event of enforcement of copyright against a third party, the Dubai Department of Economy will require a certificate of registration to be submitted alongside any complaint. For this, the copyright must be registered with the UAE Ministry of Economy.

Authors derive both economic and moral rights in their work. Economic rights are those rights through which the author can reap material benefit, including the exclusive right to reproduce the work, broadcast or rebroadcast the work, publicly perform the work, translate, modify, alter, lease, rent, lend or publish the work. Whereas moral rights are those rights that vest exclusively in the author of a work, and unlike economic rights, they cannot be waived, transferred or assigned. The Copyright Law recognizes four moral rights, namely:

•

Right of integrity: the author shall have the right to object to any distortion, mutilation or other modification, or other derogatory action in relation to the relevant work. This is to protect the honor and reputation of the author.

•	Right of attribution/paternity: the author has the right to claim authorship of the work.

•

Right of retraction: the author shall have the right to withdraw the work from circulation if there are serious justifications behind this. This right may be enforced through the courts, provided that a fair compensation is given to the affected persons, such as those who have purchased the work legally.

•	Right of divulgation: the author has the right to determine the first publication of his work.

The Copyright Law also covers neighboring rights; namely, rights over performances, sound recordings, broadcastings, with neighboring rights holders also holding their own economic and moral rights, outlined under the Copyright Law.

The Copyright Law permits the transfer of copyright provided it is: (i) made in writing; (ii) the grant clause or scope is specified (for example, to reproduce, translate, adapt and/or display); and (iii) place and duration is also specified.

Copyright infringement exposes the infringer to criminal (including, fine and/or imprisonment), civil (such as compensation) and/or administrative actions (including, seizure, confiscation and destruction of infringing goods, fines, closure of business premise).

Trademark Law

Trademarks are currently regulated in the UAE under Federal Law Number 37 of 1992 and its amendments, or the Trademark Law. The Trademark Law defines a trademark as anything that takes a distinctive form, whether composed of words, names, symbols, images, advertisements, or any other marks or combination of marks. Sounds can also be considered part of a trademark. Trademarks can be registered for goods as well as services. Trademarks must be used either to distinguish goods or services or to inform the consumer as to the source of the goods or services. A trademark must be:

•	Distinctive: trademarks that lack distinctiveness or are otherwise descriptive or generic cannot be registered.

•	Used as a form of identification: a trademark must be used as a form of identification to allow consumers to distinguish goods, products or services as to their origin.

•	Used or intended to be used: one cannot register a trademark just to prevent others from using it, without actually using it or intending to use it.

Trademarks are protected for a period of ten (10) years upon registration with the UAE Ministry of Economy, commencing on the date of first filing; protection can be renewed for a further period of ten (10) years indefinitely. In the event that the registration certificate is not renewed, protection will lapse and the owner will lose all rights in the trademark.

The Trademark Law determines that any person who registers a mark shall be deemed its sole owner. The ownership of such a mark may not be disputed if a registrant uses it uninterruptedly for a period of five (5) years. Importantly, the owner of a registered trademark can prevent any third party from using an identical or confusingly similar mark to distinguish products that are identical, similar or correlated to those for which he has registered his own trademark.

Trademark owners may license their rights to third parties, indicating the duration of the license, quality control provisions, exclusivity and any formalities. Trademark licenses should be registered if the licensee is to bring an action in this respect against third parties. A trademark owner may also assign his or her trademark to a third party. The transfer must be recorded with the UAE Ministry of Economy as proof of consent to the rights being assigned.

Trademark infringements expose the infringer to criminal (including, fine and/or imprisonment), civil (compensation) and/or administrative actions (including, seizure, confiscation and destruction of infringing goods, fines, closure of business premises).

Patent Law

Patents are currently regulated in the UAE under the Federal Law number 17 of 2002 pertaining to Patents, Utility Models, Industrial models and Designs, or the UAE Patents and Designs Law. The application of the UAE Patents and Designs Law is the responsibility of the UAE Ministry of Economy, which administers the filing, prosecution and registration of patents, designs and utility models.

Patent protection in the UAE is granted for inventions that are novel, inventive and useful. Absolute worldwide novelty is required. The term of protection for patents is 20 years from the filing date. Certain items, such as game rules and guides, are considered unpatentable subject matters in the UAE. On the other hand, computer-implemented methods are among patentable subject matters.

There were two routes to patent protection in the UAE, a national route and a regional route. The national route requires the filing of a national application at the UAE Patent Office. The regional route required the filing of a Gulf Cooperation Council, or GCC, patent application. A GCC patent offered protection in the 6 GCC countries. However, in January 2021 the GCC Supreme Council decided to stop the GCC patent applications. Accepted applications are published in the UAE Official Gazette after an opposition period of 60 days from the publication date.

Utility models require lesser thresholds of inventiveness, but are subject to the same novelty requirement and, additionally, must be industrially applicable. The life of a utility certificate is 10 years from the date of grant of such utility certificate. Similarly, designs must be innovative, novel (i.e., absolute novelty) and industrially applicable and is valid for a period of ten (10) years.

Regulations Relating to Tax

Value-Added Tax

VAT was introduced at the UAE federal level effective from January 1, 2018. VAT is imposed on the supply of goods and services and on imports of goods and services at the standard rate of 5%, unless the supply or import is subject to the VAT zero rate or exempt from VAT.

Supplies of services fall within the scope of UAE VAT if the place of supply for VAT purposes is located in the UAE. The general rule is that a supply of services is subject to VAT if the supplier has a place of residence for VAT purposes in the UAE. However, the UAE VAT legislation sets out several exceptions concerning the place of supply. Amongst these exceptions, the VAT legislation provides that electronic services that are automatically delivered over the Internet, over an electronic network or over an electronic marketplace are not subject to UAE VAT, if such electronic services are used or enjoyed outside of the UAE.

Corporate Income Tax

Currently, there is no corporate income tax, or CIT, at the federal level in the UAE. The introduction of a CIT at the federal level has been under discussion in the past. However, while there is a possibility that a federal CIT may be introduced in the future, there has been no public announcement in this regard and there is no indication that it would be implemented in the next few years. Certain emirates in the UAE, such as Dubai, have a CIT at the emirates level. Under these emirates-level decrees, CIT is imposed on the net income generated by bodies corporate and branches operating in the emirate, at progressive rates of up to 55%. However, in practice the emirates-level CIT has only been imposed on companies engaged in upstream oil and gas activities. Free zones in the UAE, such as the DCC free zone, provide for an exemption from emirates-level corporate taxes for 15 to 50 years depending on the free zone. In particular, companies set up in the DCC free zone are exempt from emirates-level corporate taxes in connection with the operations carried out within the DCC, for a period of fifty (50) years starting from the date on which the company or its staff commenced to work. There is no withholding tax in the UAE.

China

Regulations Related to Foreign Investment

Foreign Investment Law

The establishment, operation and management of corporate entities in the PRC is governed by the Company Law of the PRC, or the Company Law, which was promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, on December 29, 1993 and last amended and became effective on October 26, 2018. A foreign-invested company is also subject to the Company Law unless otherwise provided in the foreign investment laws.

On March 15, 2019, the National People’s Congress, or the NPC approved the Foreign Investment Law, which became effective on January 1, 2020. On December 26, 2019, the State Council issued the Implementation Rules of the Foreign Investment Law, which became effective on January 1, 2020. The Foreign Investment Law and the Implementation Rules of the Foreign Investment Law replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalog for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Special Administrative Measures for Entrance of Foreign Investment (2020 Edition), or the 2020 Negative List, which was promulgated jointly by the MOFCOM and the NDRC on June 23, 2020 and became effective on July 23, 2020, replaced and abolished the Special Administrative Measures for Entrance of Foreign Investment (2019 Edition) regulating the access of foreign investors to China. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries and shall meet the market entry conditions stipulated under the “negative list” for making investment in “restricted” industries.

Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

The Implementation Rules of the Foreign Investment Law provides that foreign-invested enterprises and other domestic enterprises shall be equally treated with respect to, among others, the allocation of governmental funding, land supply, tax treatment, licensing and permits.

Regulations Related to Foreign Investment Restrictions

Investments in the PRC by foreign investors and foreign-invested enterprises were regulated by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, promulgated by the NDRC and the MOFCOM on June 28, 1995, and most recently amended on June 28, 2017. The Catalog listed three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, foreign investment in restricted category projects is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. The “encouraged” foreign investment industries in the Catalog were substituted by the Catalog of Industries for Encouraging Foreign Investment (2020 Edition), or the 2020 Encouraging Catalog, promulgated by the NDRC on December 27, 2020 and became effective on January 27, 2021. The “restricted” and “prohibited” foreign investment industries in the Catalog were substituted by the Special Management Measures (Negative List) for the Access of Foreign Investment (2020 Edition), or the 2020 Negative List, promulgated by the NDRC on June 23, 2020 and became effective on July 23, 2020.

Regulations Related to Dividend Distribution

The principal regulations governing the distribution of dividends by wholly foreign-owned enterprises include the Company Law, the Foreign Investment Law, the Implementation Rules of the Foreign Investment Law, and the Enterprise Income Tax Law, or the EIT Law, and its implementation rules. Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with the PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in the PRC is required to set aside at least 10% of its after-tax profit, as calculated using the PRC accounting standards, each year to its general reserves until its cumulative total reserve funds reach 50% of its registered capital.

Regulations Related to Foreign Exchange

Regulations Related to Foreign Currency Exchange

According to the Foreign Exchange Administration Regulations as last amended on August 5, 2008, the foreign exchange income and expenditure and foreign exchange business operations of Chinese institutions and individuals, as well as the foreign exchange income and expenditure and foreign exchange business operations conducted within the territory of the PRC by overseas institutions and individuals, shall be subject to foreign exchange administration. Renminbi is freely convertible for payments of current account items such as trade and service-related foreign exchange transactions and dividend payments, but is not freely convertible for capital expenditure items such as direct investment, loans or investments in securities outside of the PRC unless the approval from the SAFE, or its local counterpart is obtained in advance.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign invested Enterprises, or the SAFE Circular 19 which was partly amended by the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the SAFE Circular 16, effective on June 9, 2016. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

Regulations Related to Foreign Exchange Registration of Overseas Investment by PRC Resident

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents are required to complete foreign exchange registration with SAFE or its local branch. Following the initial registration, any major changes such as change in the SPV’s PRC resident shareholders, name of the SPV, term of operation or any increase or reduction of the SPV’s registered capital, share transfer or swap, merger or division, or similar development, shall be registered with SAFE in time. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015, and partly amended in December 2019. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE.

Regulations Related to Tax

Enterprise Income Tax

On March 16, 2007, the NPC issued the PRC Enterprise Income Tax Law, or the EIT Law, which was last amended by the SCNPC on December 29, 2018. The Regulation on the Implementation of the Enterprise Income Tax Law, or the EIT Regulation, was issued by the State Council on December 6, 2007 and became effective on January 1, 2008, and was partly amended on April 23, 2019 and became effective on the same date. Pursuant to the EIT Law and the EIT Regulation, both domestic and foreign-invested enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located in the PRC are considered resident enterprises. The defined term “de facto management bodies” are“ establishments that carry out substantial and overall management and control over production and operations, personnel, accounting, and properties” of the enterprise. If an enterprise is considered a PRC resident enterprise under the above definition, its global income will be subject to enterprise income tax at the rate of 25%. The Notice on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management issued by the State Administration of Taxation, or the SAT, on April 22, 2009 and effective on January 1, 2008 and partly amended on December 29, 2017 and effective on the same date, sets up a more specific definition of the “de facto management bodies” standard.

Value-Added Tax

The State Council issued the Interim Regulation on Value Added Tax, or the VAT, on December 13, 1993, which was last amended on November 19, 2017. The Detailed Rules for the Implementation of the Interim Regulation on VAT was issued by the Ministry of Finance, or the MOF, on December 25, 1993 and last amended on October 28, 2011. According to the Interim Regulation on VAT and Detailed Rules for the Implementation of the Interim Regulation on VAT, entities and individuals selling goods in the PRC or providing processing services, repair services and importation services should be subject to VAT, and the payable tax amount shall be calculated by deducting input tax for the current period from output tax for the current period.

The Notice of Taxation on Implementing the Pilot Program of Replacing Business Tax with VAT in an All-round Manner was issued jointly by the MOF and SAT on March 23, 2016, partly amended by the MOF, SAT and the General Administration of Customs on March 20, 2019 and became effective on April 1, 2019, according to which the countrywide pilot practice of levying VAT in lieu of business tax, or the Pilot Practice, has been carried out since May 1, 2016. According to the specific regulatory documents for the Pilot Practice, including the Implementation Measures for the Pilot Practice of Levying VAT in lieu of Business Tax, the VAT rates vary from 17%, 11%, 6%, 3% to 0% for taxpayers incurring taxable activities. According to the Notice of the MOF and SAT on Adjusting the Value-added Tax Rate effective on May 1, 2018 and the Announcement of the Ministry of Finance, the SAT and the General Administration of Customs on Relevant Policies for Deepening the Value-Added Tax Reform promulgated on March 20, 2019, which came into effect on April 1, 2019, the VAT rates on sales activities and import of goods that were previously 17% and 11%, respectively, were adjusted to 13% and 9%, respectively.

Withholding Income Tax

According to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income issued by the SAT on August 21, 2006 and that came into effect on December 8, 2006, if the shareholders of a PRC company are Hong Kong residents holding at least 25% of the registered capital of the PRC company, a withholding tax rate of 5% applies to any dividends declared by the PRC company, or if the shareholders of a PRC company are Hong Kong residents holding less than 25% of registered capital, a withholding income tax rate of 10% applies. According to the Announcement of SAT on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of Treaty Benefits issued on October 14, 2019 and effective on January 1, 2020, the withholding tax rate of 5% does not automatically apply. To enjoy the treatment of the dividend clause of a tax treaty, an enterprise shall apply to the local competent tax authorities for approval.

On February 3, 2018, the SAT issued the Announcement on Matters Concerning “Beneficial Owners” in Tax Treaties, which became effective on April 1, 2018, according to which, when determining an applicant’s “beneficial owner” status regarding tax treatments in connection with dividends, interests or royalties in tax treaties, several factors set forth below will be taken into account, although the actual analysis will be fact-specific: (i) whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in a third country or region; (ii) whether the business operated by the applicant constitutes a substantial business operation; and (iii) whether the counterparty country or region to the tax treaties does not levy any tax or grants tax exemption on relevant income or levies tax at an extremely low rate. The applicants shall submit relevant documents to the competent tax authorities to prove his or her “beneficial owner” status.

Regulations Related to Employment

On July 5, 1994, the SCNPC promulgated the Labor Law, which was last amended on December 29, 2018 and became effective on the same date. The Labor Law provides that employees are entitled to equal opportunities in employment, selection of occupations, receiving labor remuneration, rest days and holidays, protection of occupational safety and healthcare, social insurance and welfare. On June 29, 2007, the SCNPC adopted the Labor Contract Law, which was last amended on December 28, 2012 and came into effect on July 1, 2013. The Labor Contract Law requires every employer to enter into a written contract of employment with each of its employees. The employer shall not force the employees to work beyond the time limit and each employer must pay overtime compensation to its employees.

The Social Insurance Law was issued by the SCNPC on October 28, 2010, last amended on December 29, 2018 and effective on the same date. Under the Social Insurance Law, an employee shall participate in five types of social insurance funds, including pension insurance, medical insurance, unemployment insurance, maternity insurance and occupational injury insurance. If the employer fails to fully contribute to social insurance funds on time, the collection agency for such social insurance may demand the employer to make full payment or to pay the shortfall within a set period and collect a late charge. If the employer fails to pay after the due date, the relevant government administrative body may impose a fine on the employer. In accordance with the Regulation on the Administration of Housing Funds issued by the State Council on April 3, 1999 and last amended on March 24, 2019 and came into effect on the same date, enterprises must register with the competent managing center for housing funds and shall contribute to the Housing Fund for any employee on its payroll. Where an employer fails to pay up housing funds within the prescribed time limit, the employer may be fined and ordered to make payment within a certain period.

Regulations Related to Employee Stock Incentive Plan

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or the Stock Option Rules in February 2012. Under the Stock Option Rules and other relevant rules and regulations, domestic individuals, which means the PRC residents and non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with SAFE or its local branches before exercising rights.

Regulations Related to M&A Rules and Overseas Listings

On August 8, 2006, six PRC regulatory agencies jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6 and the MOFCOM Security Review Regulations, if MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

Regulations Related to Leasing

Pursuant to the Law on Administration of Urban Real Estate which took effect in January 1995 with the latest amendment in August 2019, lessors and lessees are required to enter into a written lease contract and both lessor and lessee are also required to register the lease with the real estate administration authorities.

According to the PRC Contract Law which took effect in October 1999, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor should still remain valid.

3. Others

Regulations Relating to Personal Privacy and Data Protection

The GDPR, which came into effect on May 25, 2018, increased our burden of regulatory compliance and requires us to change certain of our privacy and data security practices in order to achieve compliance. The GDPR implements more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities, expanded definition of personal data, higher consent standards for processing personal data, new individual rights to be forgotten, conducting data protection impact assessment (DPIA) to identify and reduce risks of a data processing activity, appointing data protection officer where applicable and additional obligations relating to contracting with service providers that may process personal data. The GDPR further provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Under the GDPR, fines of up to Euro 20 million or up to 4% of an organization’s total worldwide annual turnover for the preceding financial year, whichever is higher, may be imposed by data protection supervisory authorities for non-compliance, which significantly increases our potential financial exposure for noncompliance. However, in the absence of precedence and guidance from EU regulators, the application of GDPR to, and its enforcement on, Internet services providers without physical establishment in EU remains uncertain. Moreover, the implementation of the GDPR may require substantial amendments to our procedures and policies, and these changes could impact our business by increasing its operational and compliance costs. These regulations regarding data privacy are increasing in number, as well as levels of enforcement, as manifested in increased amounts of fines and the severity of other penalties. We expect that personal privacy and data protection will receive greater attention and focus from regulators, as well as public scrutiny and attention. While we have adopted certain policies and procedures pursuant to the GDPR, including but not limited to the privacy policy and certain internal data protection policy, these policies and procedures may need to be updated when additional information concerning the best practices is made available through guidance from regulators or published enforcement decisions and further detailed policies may need to be adopted in the future in order to ensure our compliance with the GDPR.

In addition, on May 28, 2020, the National People’s Congress of the PRC approved the PRC Civil Code, which took effect on January 1, 2021. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information shall follow the principles of legitimacy, properness and necessity.

C.	Organizational Structure

The following diagram illustrates our corporate structure as of December 31, 2020. Equity interests depicted in this diagram are held as to 100%.

We currently operate our business primarily through Yalla UAE, Hangzhou Yale and Shenzhen Moov. Yalla UAE functions as our primary business operation center and engages in sales, marketing, customer service and other business operations. Hangzhou Yale performs technology and product development functions. Shenzhen Moov primarily performs marketing and financial reporting functions.

D.	Property, plants and equipment

Our headquarters are located at our offices in Dubai, the United Arab Emirates, where we manage our corporate affairs, as well as maintaining certain sales and marketing and customer service personnel. Our technology and product development team is based in our offices in Hangzhou, China.

We currently lease and occupy approximately 2,662 square feet of office space in Dubai, approximately 4,130 square meters of office space in Hangzhou and approximately 738 square meters of office space in Shenzhen. These leases have terms of one year or three years. In addition, we also rent certain co-working spaces in Beijing and Hong Kong.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this annual report.

A.	Operating Results

Overview

We are a leading voice-centric social networking and entertainment platform in MENA. We have built a large and vibrant Yalla community. In the fourth quarter of 2020, approximately 16.4 million users visited our platform on average each month; they spent a total of 439.8 million hours in Yalla rooms and played a total of 410.6 million rounds of casual games on Yalla Ludo. The number of paying users on our platform was 5.2 million in the fourth quarter of 2020.

We have experienced strong revenue growth in recent years. We primarily generate our revenue by providing group chatting and games services. Individual users consume virtual currencies to purchase virtual items and upgrade services or play games on our platform. Virtual items primarily consist of various virtual gifts and privileges in chat rooms or games. Upgrade services primarily consist of premium rights or premium membership on our platform. Our revenues increased by 49.8% from US$42.4 million in 2018 to US$63.5 million in 2019 and further increased by 112.6% to US$134.9 million in 2020.

Our innovative business model focuses on users’ interactions and social networking experience on our platform. Therefore, we do not incur significant content acquisition cost, such as incentive fees to key users or costs for acquiring media content. Our user acquisition channels have been cost-effective. As a result, we are able to achieve high profitability.

General Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting the voice-centric social networking and entertainment industry in our target markets, particularly MENA. Such general factors include:

•	overall political, economic and social environment in MENA;

•	growth of mobile Internet usage and penetration rate in MENA;

•	changes in user preferences and mobile-based consumption, as well as our ability to adapt to such changes;

•	social networking and entertainment habits and trends in MENA, including competition among different forms of entertainment; and

•	growth and competitive landscape of the social networking and entertainment industry in MENA.

Changes in any of these general industry conditions could affect demand for our services, as well as our results of operations.

Specific Factors Affecting Our Results of Operations

While our business is influenced by general factors affecting the voice-centric social networking and entertainment industry in our target markets, particularly MENA, we believe our results of operations are more directly affected by company specific factors, including the following major factors:

Our ability to expand user base

We primarily generate our revenue by providing group chatting and games services. Our ability to expand our user base will affect the growth of our business and revenues going forward. Our average MAUs increased by 90.9% from 2.2 million in the three months ended December 31, 2018 to 4.2 million in the three months ended December 31, 2019, and further increased by 290.5% to 16.4 million in the three months ended December 31, 2020. We seek to further expand our user base by penetrating our existing markets and expanding into other underserved markets. Our ability to expand user base depends on our abilities to, among other things, deliver superior user experience, raise brand recognition, utilize cost-effective user acquisition channels and increase attractiveness and breadth of content offerings.

Our ability to offer superior user experience to enhance user engagement

User experience on our platform is critical to our ability to enhance user engagement. We have devoted to increasing users’ enjoyment of our platform, making Yalla a substantial part of their social life. We actively manage our platform to make the Yalla community more vibrant and interactive. For example, we organize online events on Yalla based on the holidays of the relevant cultures, and we organize tournaments on Yalla Ludo. We believe such online events enable us to foster a sense of community and enhance user engagement, which in turn drives users’ willingness to spend on our platform.

Our ability to monetize

Our results of operations mainly depend on our ability to monetize our user base by converting non-paying users into paying users and keeping them active. Our revenues are primarily affected by the number of paying users. We have experienced significant growth in the number of paying users from 450.9 thousand in the three months ended December 31, 2018 to 723.5 thousand in the three months ended December 31, 2019, and to 5.2 million in the three months ended December 31, 2020. Such growth was primarily due to the expansion of our user base, the superior user experience we offer, diversification of transaction scenarios on our platform and our expansion into new geographic markets.

We incentivize user spending by recognizing their generosity in the Yalla community. We have created rankings to honor users who have sent the most gifts. We will also continue to introduce new virtual items and upgrade services on our platform. We believe our massive and highly engaged user base and our leading position in the voice-centric social networking and entertainment industry in MENA will allow us to continue to strengthen our monetization capabilities.

Our ability to manage our costs and expenses

Due to our innovative business model, we have enjoyed strong unit economics and return for our shareholders. As our platform promotes users’ interactions, we do not incur significant content acquisition cost, such as incentive fees to key users or costs for acquiring media content. Our profitability will depend on our ability to continually improve cost efficiency. Selling and marketing expenses represent a significant component of our costs and expenses. We benefit from organic user acquisition through word-of-mouth referrals, and we will also continue to focus on cost-effective user acquisition channels to manage selling and marketing expenses.

Key Operating Metrics

We regularly review a number of operating metrics, including the following key operating metrics, to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. We believe that these key operating metrics are useful to investors because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry.

The following table sets forth our average MAUs, paying users and ARPPU:

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
Average MAUs (in thousands)	2,272	2,557	3,109	4,151	6,127	12,460	14,267	16,413
Yalla (in thousands)	2,250	2,428	2,716	3,286	4,016	4,835	5,500	6,401
Yalla Ludo (in thousands)	22	129	393	865	2,111	7,625	8,767	10,012
Paying users (in thousands)	547	790	510	723	1,620	5,360	5,074	5,236
Yalla (in thousands)	547	789	493	549	759	1,080	1,035	1,103
Yalla Ludo (in thousands)	0.1	1	17	174	861	4,280	4,039	4,133
ARPPU(1) (US$)	22.2	18.0	34.8	26.6	13.0	5.9	6.6	9.2

(1)	When calculating the ARPPU, we only include revenues generated from Yalla and Yalla Ludo in a given period.

Average MAUs

Average MAUs allows us to evaluate the size of user base and the level of user engagement on our platform. We calculate average MAUs in a given period by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period. We define active users as registered users who accessed any of our mobile applications at least once during a given period.

Average MAUs of Yalla and Yalla Ludo have grown significantly since the third quarter of 2019 primarily due to our interactive community culture and large user base that have led to a strong word-of-mouth effect as well as our online marketing efforts. In particular, the increasing popularity of Yalla Ludo in our community not only contributed to the growth in Yalla Ludo’s average MAU directly but also led to its high ranking on certain major app stores’ recommendation pages in 2020, which further contributed to the rapid growth of average MAUs of Yalla Ludo. In addition, the COVID-19 outbreak has incentivized online social networking and entertainment activities, which also enhanced user engagement on our platform in 2020.

Paying Users

Paying users allow us to evaluate the monetization capabilities of our platform. We define paying users as registered users who played a game or purchased our virtual items or upgrade services using virtual currencies on our platform at least once in a given period, except for users who receive all of their virtual currencies directly or indirectly from us for free.

The number of paying users of Yalla grew by 44.3% from 547.1 thousand for the first quarter of 2019 to 789.5 thousand for the second quarter of 2019. The growth was primarily due to the expansion of our user base, diversification of transaction scenarios on our platform, as well as promotional efforts engaged in the quarter.

We adjusted our operational strategy in the third quarter of 2019 and introduced certain free features to enhance user engagement and interactions on Yalla. As a result, some of our previous paying users were able to satisfy their social networking and entertainment needs on Yalla through the free features and therefore the number of paying users of Yalla decreased by 37.6% from 789.5 thousand for the second quarter of 2019 to 492.7 thousand for the third quarter of 2019. We believe the operational adjustment was a success as it enhanced our user experience and contributed to a 11.8% increase in average MAUs of Yalla from 2.4 million for the second quarter of 2019 to 2.7 million for the third quarter of 2019. We believe that it has also brought long-term benefits to our platform, and we have experienced growths in paying users of Yalla after the third quarter of 2019. The number of paying users of Yalla grew from 549.3 thousand for the fourth quarter of 2019 to 1.1 million for the fourth quarter of 2020. The increase in paying users of Yalla was primarily due to optimization of user experience through improved product design and the expansion of user community.

We have experienced rapid growth in paying users of Yalla Ludo in 2020. The number of paying users of Yalla Ludo grew from 174.2 thousand for the fourth quarter of 2019 to 4.1 million for the fourth quarter of 2020. Such growth was primarily due to optimization of user experience through localized product design and interactive features and the expansion of user community.

ARPPU

ARPPU is a measure we adopted to better understand user behaviors and evaluate our monetization strategies. We calculate ARPPU in a given period by dividing (i) revenue for such period, by (ii) the number of paying users for such period.

We have focused on expanding our user community and encouraging more users to experience the various paid features available on our platform. As the number of paying users increases, new paying users tend to spend less than existing paying users and thereby causes the ARPPU to decrease. The ARPPU of Yalla generally followed such trend, except that there was a significant increase in the ARPPU from the second quarter to the third quarter of 2019 due to the adjustment of our operational strategy as described above. More specifically, paying users who spent relatively less in the second quarter of 2019 were more likely to use the free features we introduced in the third quarter of 2019 to satisfy their social networking and entertainment needs, and therefore the remaining paying users in the third quarter of 2019 were more likely to be relatively higher spending users, which drove up the ARPPU in the quarter.

We experienced significant decreases in our ARPPU in the first and second quarters of 2020 mainly due to (i) rapid expansion of Yalla community and the significant increases in Yalla’s paying users in these periods; and (ii) we have adopted a different user engagement and monetization model for Yalla Ludo, and therefore the ARPPU of Yalla Ludo has been relatively insignificant in each of the past quarters. With the rapid increase in Yalla Ludo’s average MAU and paying users, we expect Yallo Ludo to become a significant driver of our revenue growth in the future, but expect Yalla Ludo’s ARPPU to remain significantly lower than Yalla’s.

Our ARPPU increased in the third and fourth quarters of 2020 mainly due to an addition of chatroom function in Yalla Ludo, which expanded our monetization opportunities. The ARPPU of Yalla Ludo may continue to experience fluctuations from quarter to quarter due to new features and transaction scenarios we introduce from time to time as well as our marketing efforts in the relevant period.

Key Components of Our Results of Operations

Revenues

We primarily generate our revenue by providing group chatting and games services. We operate a voice-centric social networking and entertainment platform using a revenue model whereby users can get free access to the basic functions on the platform for our group chatting service but have the options to purchase virtual currencies. Individual users consume virtual currencies to purchase virtual items and upgrade services or play games on our platform. Virtual items primarily consist of various virtual gifts and privileges in chat rooms or games. Upgrade services primarily consist of premium rights or premium membership on our platform.

Costs and Expenses

Cost of revenues. Our cost of revenues consists primarily of (i) commission fees paid to third party payment platforms and (ii) staff cost and expenses related to the operations of our mobile platform.

Selling and Marketing. Our selling and marketing expenses consist primarily of (i) advertising costs and market promotion expenses and (ii) staff cost, rental and depreciation related to selling and marketing functions.

General and Administrative. Our general and administrative expenses consist primarily of (i) staff cost, rental and depreciation related to general and administrative personnel, (ii) professional service fees and (iii) other corporate expenses.

Technology and Product Development. Our technology and product development expenses consist primarily of (i) staff cost and (ii) related expenses for the employees involved in designing and developing new features for our mobile platform and self-developed mobile games.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. In addition, upon payment of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

UAE

Under the current laws of the UAE, our subsidiary in the UAE is not subject to tax based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. In addition, upon payment of dividends by us to our shareholders, no UAE withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on their taxable income generated from the operations in Hong Kong. Payments of dividends by the Hong Kong subsidiaries to us are not subject to withholding tax in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%), whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as our subsidiaries in Hong Kong have accumulated loss for the years ended December 31, 2018, 2019 and 2020.

China

Generally, our subsidiaries in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Any dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority, in which case the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Critical Accounting Policies, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

We generate the revenue primarily from our voice-centric social networking and entertainment platform by providing group chatting and games services.

Group chatting service. We provide group chatting service to individual users with free access to the basic functions on the platform. We also provide enhanced experience by sales of virtual items and provision of upgrade service on the platform. We have the sole discretion in designing the specifications and establishing pricing of virtual items and upgrade service. Individual user purchases virtual items and upgrade service using our virtual currency which is in turn acquired through third party payment platforms.

We recognize revenue relating to virtual items at the point-in-time when they are consumed. Upgrade service primarily consists of premium rights or premium membership in chat rooms over a specified limited period or the period the users are registered on the platform. Revenues from the upgrade service with limited period are recognized ratably over the period the service is made available to the users. Revenues from the upgrade service without any time limits are recognized ratably over the estimated period of the relevant user groups.

Games service. We provide games service to individual users through our mobile game applications. Individual users consume virtual currency to play a game, purchase virtual items which can be used to enjoy one time privileges in the game, and upgrade service. Each game is completed within several minutes.

We charge individual users virtual currency to play a game, which currently accounts for a small portion of games service revenue. We have determined that each of these games represents a distinct performance obligation. The related revenue is recognized over the period of the gameplay which takes several minutes. We recognize revenue relating to virtual items upon consumption. Upgrade service primarily consists of premium rights over the period the users are registered on the platform. Revenues from the upgrade service are recognized ratably over the estimated period of the relevant user groups.

The estimated period of upgrade services in both the group chatting service and games service is determined based on the expected service period derived from historical users’ behavioral pattern. This estimate is re-assessed on a quarterly basis. Adjustments arising from the changes of estimated period of the users are applied prospectively as such changes are resulted from new information indicating a change in the users’ behavior.

Virtual currency is non-refundable and does not have expiration date. Proceeds received from users’ purchase of virtual currency are recorded as deferred revenue.

Deferred revenue (a contract liability) is recognized when we have an obligation to transfer services to a customer for which we have received consideration related to our group chatting and games services from the customer.

Share-based Compensation and Valuation of Our Ordinary Shares

We periodically grant share-based awards, mainly including share options to eligible employees and managements, which are subject to service and performance conditions.

We recognize compensation cost for an equity classified award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant date fair value of such award that is vested at that date. For equity awards that contain both a service condition and a performance condition, we recognize compensation cost on a tranche-by-tranche basis, and when we consider that it is probable that the performance condition will be achieved. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

The fair value of the options granted is estimated on the date of grant using the binomial option pricing model with the following key assumptions used:

	Year Ended December 31,
	2018	2019	2020
Risk-free rate of return (per annum)	2.9%	1.9%-2.0%	0.7%
Volatility	57.10%	55%-56.2%	56.6%
Expected dividend yield	0%	0%	0%
Exercise multiple	2.2	2.2-2.8	2.2-2.8
Fair value of underlying ordinary share	0.35	3.02-3.94	5.12
Expected term	10	10	10

The estimated fair values of the underlying ordinary shares at the grant date was estimated by management with the assistance of an independent valuation firm. We first determined our enterprise value by using income approach, which required the estimation of future cash flows, and the application of an appropriate discount rate with reference to comparable listed companies engaged in the similar industry to convert such future cash flows to a single present value, and then allocated the enterprise value between the ordinary shares and preferred shares. The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of our options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in U.S. dollars for a term consistent with the expected term of our options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As we did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as we do not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option.

Determining the fair value of the share options required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had we used different assumptions and estimates, the resulting fair value of the share options and the resulting share-based compensation expenses could have been different.

Valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, and with the assistance of an independent valuation firm from time to time. The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of our ordinary shares, including the following factors:

•	our operating and financial performance;

•	current business conditions and projections;

•	our stage of development;

•	the prices, rights, preferences and privileges of our convertible preferred shares relative to our ordinary shares;
•	the likelihood of occurrence of liquidity event and redemption event;

•	any adjustment necessary to recognize a lack of marketability for our ordinary shares; and

•	the market performance of industry peers.

In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our business entity value, or BEV, and then allocated the BEV to each element of our capital structure (convertible redeemable preferred shares and ordinary shares) using an option pricing method. In our case, three scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (ii) the redemption scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to convertible preferred shares and ordinary shares on an as-if converted basis. Increasing probability was assigned to the mandatory conversion scenario during 2018 and 2019 in light of preparations for our initial public offering.

In determining the fair value of our BEV, we applied the income approach/discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

Assumptions and estimates will not be necessary to determine the fair value of our ordinary shares upon the listing of our ADSs on the NYSE.

Since the share options have both a service condition and a performance condition on the completion of an initial public offering, no compensation expense relating to the options was recorded for the years ended December 31, 2018 and 2019, because an initial public offering was not deemed probable. We immediately recognized shared-based compensation expenses of US$46.5 million relating to options vested cumulatively upon the completion of our initial public offering. For the year ended December 31, 2020, we recognized US$60.8 million share-based compensation expenses. As of December 31, 2020, the total unrecognized compensation expense associated with non-vested share options amounted to US$76.8 million.

Results of Operations for Continuing Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2018		2019		2020
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues	42,371	100.0	63,465	100.0	134,927	100.0
Costs and expenses:
Cost of revenues	(13,848)	(32.7)	(20,553)	(32.4)	(61,271)	(45.4)
Selling and marketing expenses	(5,686)	(13.4)	(8,250)	(13.0)	(21,702)	(16.1)
General and administrative expenses	(1,630)	(3.8)	(4,121)	(6.5)	(42,974)	(31.8)
Technology and product development expenses	(853)	(2.0)	(1,598)	(2.5)	(5,221)	(3.9)

Total costs and expenses	(22,017)	(52.0)	(34,522)	(54.4)	(131,168)	(97.2)
Operating income	20,354	48.0	28,943	45.6	3,759	2.8

Interest income	145	0.3	390	0.6	202	0.1
Government grant	—	—	—	—	99	0.1
Investment income	6	0.0	28	0.0	14	0.0

Income before income taxes	20,505	48.4	29,361	46.3	4,074	3.0
Income tax expenses	(263)	(0.6)	(436)	(0.7)	(861)	(0.6)

Net income	20,242	47.8	28,925	45.6	3,213	2.4

Comparison of Year Ended December 31, 2020 and Year Ended December 31, 2019

Revenues. Our total revenues increased by 112.6% from US$63.5 million in 2019 to US$134.9 million in 2020, which was primarily driven by an increase of paying users, which grew from 723.5 thousand in the three months ended December 31, 2019 to 5.2 million in the three months ended December 31, 2020. The growth in paying users was primarily due to the superior user experience we offer, diversification of transaction scenarios on our platform and the robust enhancement in Yalla Ludo’s monetization capability.

Costs and expenses. Our total costs and expenses increased by 280.0% from US$34.5 million in 2019 to US$131.2 million in 2020.

•

Cost of revenues. Our cost of revenues increased by 198.1% from US$20.6 million in 2019 to US$61.3 million in 2020, which was primarily due to (i) share-based compensation expenses of US$16.3 million recognized upon our ADSs listed on the New York Stock Exchange in the third quarter of 2020 and to a lesser extent, from the share-based awards granted to the employees in the fourth quarter of 2020, (ii) an increase in commission fees paid to third-party payment platforms and (iii) an increase in staff cost and expenses related to the operations of our mobile platform. Cost of revenues as a percentage of our total revenues increased from 32.4% in 2019 to 45.4% in 2020, primarily due to the recognition of share-based compensation expenses upon the listing of our ADSs on the New York Stock Exchange.

•

Selling and marketing expenses. Our selling and marketing expenses increased by 163.1% from US$8.3 million in 2019 to US$21.7 million in 2020. The increase was primarily due to (i) share-based compensation expenses of US$7.7 million recognized upon our ADSs listed on the New York Stock Exchange in the third quarter of 2020 and to a lesser extent, from the share-based awards granted to the employees in the fourth quarter of 2020 and (ii) an increase in advertising and market promotion expenses as a result of our continued user acquisition efforts. Selling and marketing expenses as a percentage of our total revenues increased from 13.0% in 2019 to 16.1% in 2020, primarily due to the recognition of share-based compensation expenses upon the listing of our ADSs on the New York Stock Exchange, which were partially offset by (i) free promotion from Apple’s and Google’s app stores as a result of the high quality and localization of our products and (ii) word-of-mouth referrals due to our increasing brand awareness and brand loyalty across the region.

•

General and administrative expenses. Our general and administrative expenses increased by 942.8% from US$4.1 million in 2019 to US$43.0 million in 2020. The increase was primarily due to (i) share-based compensation expenses of US$35.9 million recognized upon our ADSs listed on the New York Stock Exchange in the third quarter of 2020 and to a lesser extent, from the share-based awards granted to the employees in the fourth quarter of 2020, (ii) an increase in salaries and benefits for our general and administrative staff, which was in turn driven by an expansion of our general and administrative staff and (iii) an increase in professional service fees. General and administrative expenses as a percentage of our total revenues increased from 6.5% in 2019 to 31.9% in 2020, primarily due to the recognition of share-based compensation expenses upon the listing of our ADSs on the New York Stock Exchange.

•

Technology and product development expenses. Our technology and product development expenses increased by 226.7% from US$1.6 million in 2019 to US$5.2 million in 2020. The increase was primarily due to (i) share-based compensation expenses of US$1.0 million recognized upon our ADSs listed on the New York Stock Exchange in the third quarter of 2020 and to a lesser extent, from the share-based awards granted to the employees in the fourth quarter of 2020 and (ii) an increase in salaries and benefits for our technology and product development staff, which was in turn driven by an expansion of our technology and product development staff due to our increased investment in developing new products and services. As a result of these reasons, technology and product development expenses also increased as a percentage of our total revenues from 2.5% in 2019 to 3.9% in 2020.

Interest income. Our interest income decreased by 48.1% from US$390.2 thousand in 2019 to US$202.5 thousand in 2020, primarily due to a decrease in interest rates that were applicable to our bank deposits.

Government grant. We recognized government grant of US$99.3 thousand in 2020 from the local government of Hangzhou.

Investment income. Our investment income decreased by 49.3% from US$27.6 thousand in 2019 to US$14.0 thousand in 2020, primarily due to decreased purchase of wealth management products in 2020.

Income tax expense. Our income tax expense increased by 97.6% from US$435.8 thousand in 2019 to US$861.1 thousand in 2020. The increase was due to an increase in our taxable income.

Net income. As a result of the foregoing, our net income decreased by 88.9% from US$28.9 million in 2019 to US$3.2 million in 2020.

Comparison of Year Ended December 31, 2019 and Year Ended December 31, 2018

Revenues. Our total revenues increased by 49.8% from US$42.4 million in 2018 to US$63.5 million in 2019, which was primarily driven by an increase of paying users, which grew from 450.9 thousand in the three months ended December 31, 2018 to 723.5 thousand in the three months ended December 31, 2019. The growth in paying users was primarily due to the superior user experience we offer, diversification of transaction scenarios on our platform and our expansion into new geographic markets.

Costs and expenses. Our total costs and expenses increased by 56.8% from US$22.0 million in 2018 to US$34.5 million in 2019.

•

Cost of revenues. Our cost of revenues increased by 48.4% from US$13.8 million in 2018 to US$20.6 million in 2019, which was in line with our revenue growth and primarily due to increases in (i) commission fees paid to third-party payment platforms and (ii) staff cost and expenses related to the operations of our mobile platform. Cost of revenues as a percentage of our total revenues remained stable at 32.7% and 32.4% in 2018 and 2019, respectively.

•

Selling and marketing expenses. Our selling and marketing expenses increased by 45.1% from US$5.7 million in 2018 to US$8.3 million in 2019. The increase was primarily due to an increase in advertising and market promotion expenses as a result of our user acquisition efforts. Selling and marketing expenses as a percentage of our total revenues decreased from 13.4% in 2018 and 13.0% in 2019, primarily due to organic user acquisition through word-of-mouth referrals, as well as enhanced cost efficiency in targeted online advertising.

•

General and administrative expenses. Our general and administrative expenses increased by 152.8% from US$1.6 million in 2018 to US$4.1 million in 2019. The increase was primarily due to (i) an increase in salaries and benefits for our general and administrative staff, which was in turn driven by an expansion of our general and administrative staff, (ii) an increase in professional service fees and (iii) an increase in the cost for office space for our general and administrative staff. As a result of these reasons, our general and administrative expenses also increased as a percentage of our total revenues from 3.8% in 2018 to 6.5% in 2019.

•

Technology and product development expenses. Our technology and product development expenses increased by 87.3% from US$0.9 million in 2018 to US$1.6 million in 2019. The increase was primarily due to an increase in salaries and benefits for our technology and product development staff, which was in turn driven by (i) an expansion of our technology and product development staff and (ii) an increase in average compensation for technology and product development staff. As a result of these reasons, technology and product development expenses also increased as a percentage of our total revenues from 2.0% in 2018 to 2.5% in 2019.

Interest income. Our interest income increased by 169.8% from US$144.6 thousand in 2018 to US$390.2 thousand in 2019, primarily due to an increase in bank deposits.

Investment income. Our investment income increased by 384.2% from US$5.7 thousand in 2018 to US$27.6 thousand in 2019, primarily due to increased purchase of wealth management products in 2019.

Income tax expense. Our income tax expense increased by 65.5% from US$263.4 thousand in 2018 to US$435.8 thousand in 2019. The increase was due to an increase in our taxable income, as well as an increase in effective income tax rate from 1.3% in 2018 to 1.5% in 2019.

Net income. As a result of the foregoing, our net income increased by 42.9% from US$20.2 million in 2018 to US$28.9 million in 2019.

B.	Liquidity and Capital Resources

Our primary sources of liquidity have been issuance of preferred equity securities and cash provided by operating activities, which have historically been sufficient to meet our working capital and capital expenditure requirements.

In 2018, 2019 and 2020, net cash provided by operating activities was US$23.4 million, US$31.3 million and US$ 64.8 million, respectively.

As of December 31, 2020, we had cash and cash equivalents of US$236.9 million, as compared to cash and cash equivalents of US$45.3 million as of December 31, 2019.

We believe that our existing cash and cash equivalents and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business condition or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2018	2019	2020
	(US$ in thousands)
Net cash provided by operating activities	23,378	31,281	64,793
Net cash provided by/(used in) investing activities	(1,905)	(2,833)	2,482
Net cash provided by/(used in) financing activities	(6,369)	(200)	123,768
Effect of foreign currency exchange rate changes on cash and cash equivalents	8	38	537

Net increase in cash and cash equivalents	15,112	28,286	191,580

Cash and cash equivalents at the beginning of the year	1,905	17,017	45,303

Cash and cash equivalents at the end of the year	17,017	45,303	236,883

Operating Activities

Net cash provided by operating activities was US$64.8 million in 2020, primarily due to net income of US$3.2 million, adjusted for the effects of reconciling net income to net cash provided by operating activities and changes in working capital. Reconciliation of net income to net cash provided by operating activities primarily consisted of the non-cash share-based compensation expenses of US$60.8 million. Changes in working capital primarily consisted of (i) an increase in deferred revenue of US$7.3 million due to the growth of our business and (ii) an increase in accrued expenses and other current liabilities of US$4.1 million mainly due to an increase in accrued salaries for employees as a result of the increase in the number of employees, which were partially offset by an increase in prepayments and other current assets of US$11.7 million due to an increase in receivables from third-party payment platforms.

Net cash provided by operating activities was US$31.3 million in 2019, primarily due to net income of US$28.9 million, adjusted for the effects of changes in working capital. Changes in working capital primarily consisted of (i) an increase in deferred revenue of US$2.6 million due to the growth of our business and (ii) an increase in accrued expenses and other current liabilities of US$1.0 million mainly due to an increase in accrued salaries for employees as a result of the increase in number of employees and increased salaries, which were partially offset by an increase in prepayments and other current assets of US$1.6 million, primarily due to an increase in receivables from third-party payment platforms.

Net cash provided by operating activities was US$23.4 million in 2018, primarily due to net income of US$20.2 million, adjusted for the effects of changes in working capital and other activities. Changes in working capital primarily consisted of an increase in deferred revenue of US$2.5 million due to the growth of our business.

Investing Activities

Net cash provided by investing activities was US$2.5 million in 2020, which was primarily attributable to (i) proceeds from maturity of short-term investments of US$4.5 million and (ii) proceeds from maturity of term deposits of US$2.7 million, which was partially offset by (i) purchases of short-term investments of US$3.7 million and (ii) purchase of property and equipment of US$1.0 million.

Net cash used in investing activities was US$2.8 million in 2019, which was primarily attributable to (i) purchase of term deposits of US$7.7 million and (ii) purchases of short-term investments of US$5.9 million, which was partially offset by (i) proceeds from maturity of term deposits of US$6.3 million and (ii) proceeds from maturity of short-term investments of US$5.0 million.

Net cash used in investing activities was US$1.9 million in 2018, which was primarily attributable to (i) purchase of term deposit of US$2.9 million and (ii) purchases of short-term investments of US$2.0 million, which was partially offset by (i) proceeds from maturity of short-term investments of US$1.7 million and (ii) proceeds from maturity of term deposits of US$1.5 million.

Financing Activities

Net cash provided by financing activities was US$123.8 million in 2020, which was attributable to proceeds from initial public offering of US$135.1 million, net of underwriting commissions and discounts, which was partially offset by (i) payments of dividends of US$9.0 million and (ii) payments of initial public offering costs of US$2.3 million.

Net cash used in financing activities was US$0.2 million in 2019, which was attributable to expenses related to our initial public offering.

Net cash used in financing activities was US$6.4 million in 2018, which was primarily attributable to (i) loans to shareholders of FYXTech BVI of US$10.3 million and (ii) cash distributed to the shareholders of FYXTech BVI and Shenzhen Yale of US$7.6 million and the repurchase of preferred shares of US$7.6 million, both in connection with the Reorganization described in “Our History and Corporate Structure,” which was partially offset by proceeds from issuance of series A redeemable convertible preferred shares of US$20.0 million.

Capital Expenditures

We made capital expenditures of US$0.2 million, US$0.4 million and US$1.0 million in 2018, 2019 and 2020, respectively. Our capital expenditures were mainly used for purchases of property and equipment. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Yalla Group Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in the UAE and China, and all of users’ payments for virtual currencies are collected by Yalla UAE, our subsidiary in the UAE. As a result, Yalla Group Limited’s ability to pay dividends depends upon dividends paid by our UAE subsidiary. As a matter of the laws regulating the subsidiary in the UAE, the subsidiary can pay dividends only to the extent it has profits available for the purpose after deducting the statutory reserve required by the local laws. A company’s profits available for distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made.

Recent Accounting Pronouncements

Please see Note 2 to our consolidated financial statements included elsewhere in this annual report.

C.	Research and Development, Patents and Licenses, Etc.

We have focused on and will continue to invest in our technology system, which supports all key aspects of our platform and is designed to optimize for scalability and flexibility.

Our technology and product development expenses were US$0.9 million, US$1.6 million and US$5.2 million in 2018, 2019 and 2020, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off—Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or technology and product development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment due by period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(US$ in thousands)
Operating lease commitments	1,529	852	677	—	—

G.	Safe Harbor

See “Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Tao Yang	44	Chairman and Chief Executive Officer
Saifi Ismail	39	Director and President
Jianfeng Xu	33	Director and Chief Operating Officer
Osman Sultan	62	Independent director
David Cui	52	Independent director
Lili Xu	39	Independent director
Yang Hu	38	Chief Financial Officer

Tao Yang has been the Chairman of the board of directors of our company since February 2018. Mr. Yang has also served as the Chief Executive Officer of our company since January 2016. Prior to founding our company, Mr. Yang served as a manager of ZICT Technology Co., Ltd., from June to December 2015. From September 2013 to June 2015, Mr. Yang worked as vice president of Beijing Feinno Communication Technology Co., Ltd. Prior to that, he worked at ZTE Corporation for more than 10 years and was the general manager of ZTE Corporation Abu Dhabi Branch before he left ZTE Corporation. Mr. Yang holds a master’s degree in computer science from Northeastern University in China and a bachelor’s degree in computer science from the same school.

Saifi Ismail has been a director of our company since August 2020. Mr. Ismail has been a member of our management team since October 2019 and currently serves as the President of our company. Prior to joining our company, Mr. Ismail served as the director of modern trade at Etisalat, a telecommunications services provider based in the UAE, from 2013 to 2019. From 2010 to 2013, Mr. Ismail worked as a vice president of sales and business development at NetComm Wireless. Prior to that, he worked as a manager of devices at Etisalat. Mr. Ismail holds a post graduate certificate in management from Macquarie University in Australia and a bachelor’s degree of computer engineering from Jordan University of Science and Technology.

Jianfeng Xu has been a director of our company since May 2018. Mr. Xu has been a member of our management team since January 2016 and currently serves as the Chief Operating Officer of our company. Prior to founding our company, Mr. Xu served as a manager of ZICT Technology Co., Ltd. from June to December 2015. From December 2013 to June 2015, Mr. Xu worked at Beijing Feinno Communication Technology Co., Ltd., where he focused on business development and marketing in MENA. Mr. Xu holds a bachelor’s degree in computer science from University of Wollongong in Australia.

Osman Sultan has served as one of our independent directors since September 2020. Mr. Sultan has over 30 years of experience in the telecommunication industry. He is the founder and chairman of Fikra Tech, a company established in 2020 that provides advisory services for telecommunication digital transformation. Before founding Fikra Tech, Mr. Sultan served as the founding chief executive officer of Emirates Integrated Telecommunications Company (DU) UAE, a telecommunication services operator in the UAE, from 2006 to 2019. Prior to that, he served as the founding chief executive officer of Egyptian Company for Mobile Services (ECMS) and Mobinil Telecommunications Company, the first operator providing mobile telecommunications services in Egypt and is publicly traded on the Cairo stock exchange, from 1998 to 2005. Mr. Sultan holds a master’s degree in material sciences from Institut Galilee, Paris University 13 in France.

David Cui has served as one of our independent directors since September 2020. Mr. Cui is currently serving as the chief financial officer of Huami Corporation since August 2017, and his tenure at Huami Corporation is expected to end on October 1, 2020. Mr. Cui has also served as an independent non-executive director of Inke Limited, a leading Chinese mobile live streaming company listed on the Hong Kong Stock Exchange, since June 23, 2018, and 9F, Inc, a Nasdaq-listed leading digital financial account platform in China, since August 2019. Mr. Cui has extensive experience in public accounting and financial management. From August 2015 to April 2017, Mr. Cui was the chief financial officer of China Digital Video Holdings Limited, a company listed on the Hong Kong Stock Exchange. Prior to that, Mr. Cui was an independent financial advisor to high growth companies on business strategies, fund raising, corporate governance and accounting matters. From April 2011 to August 2013, Mr. Cui was the chief financial officer in iKang Healthcare Group, Inc., a company listed on Nasdaq. He was an audit senior manager of Deloitte Touche Tohmatsu, China from April 2007 to April 2011. Prior to that, Mr. Cui was the financial reporting manager of Symantec Corporation. From April 2004 to August 2006, he served as an audit manager of Ernst & Young, California. Mr. Cui was a senior auditor in the Audit and Advisory Services practice of Health Net, Inc., California from May 2001 to April 2004. From January 1996 to May 2001, Mr. Cui worked in public accounting in Canada and the United States. Mr. Cui has a bachelor’s degree in business administration from Simon Fraser University, Canada and is a licensed CPA in the United States and Canada.

Lili Xu has served as one of our independent directors since February 2021. Ms. Xu has also served as an independent director of MINISO Group Holding Limited (NYSE: MNSO) since October 2020. Ms. Xu has been the chief financial officer of Hangzhou KangSheng Health Consulting Co., Ltd. since October 2020. In addition, Prior to that, Ms. Xu served as the chief financial officer of Tongdao Liepin Group (HKEx: 6100) from March 2014 to September 2020 and an executive director thereof since March 2018. From January 2005 to March 2014, Ms Xu held various positions at General Electric Company (NYSE: GE), including the chief financial officer of GE Power Generation Services China. Ms. Xu received a bachelor’s degree in international business from Nanjing University in June 2003 and a master of science degree in local economic development from the London School of Economics and Political Science in November 2004. Ms. Xu is a public accountant certified by the Board of Accountancy of Washington State of the United States.

Yang Hu has served as the Chief Financial Officer of our company since June 2020. Ms. Hu joined our company in September 2018 and was serving as our finance director prior to her appointment as our Chief Financial Officer. Prior to joining our company, Ms. Hu served as the finance director of Qianbao Jinfu (Beijing) Technology Co., Ltd. from October 2017 to September 2018. Prior to that, Ms. Hu worked at ZTE Corporation from September 2008 to August 2017, where she focused on corporate finance in both China and the Middle East. Ms. Hu holds a master’s degree in economics from Xi’an Jiaotong University.

B.	Compensation

Compensation

In 2020, we paid aggregate cash compensation of US$0.84 million to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. Our operating subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance and other statutory benefits. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

For information regarding share awards granted to our directors and executive officers, see “—Share Incentive Plans.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, willful misconduct or gross negligence to our detriment, or serious breach of duty of loyalty to us. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our business partners, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and to assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach service providers, business partners or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

2018 Plan

On June 22, 2018, we adopted a share incentive plan, which allows us to grant options, restricted shares, restricted share units and other share-based awards to our employees, directors and consultants. The share incentive plan, which was amended and restated on November 19, 2019 and was further amended on June 28, 2020. Such share incentive plan is referred to as the 2018 Plan in this annual report. 41,733,506 ordinary shares have been reserved for issuance in connection with the 2018 Plan.

Administration

The 2018 Plan is administered by (i) the compensation committee, (ii) such other committee of the board to which the board delegates the power to administer the 2018 Plan or (iii) the board. The administrator will determine the provisions and terms and conditions of each equity award.

Change in Control

In the event of a change in control, the administrator may provide for (i) acceleration of the vesting, in whole or in part, of any equity award, (ii) purchase of any equity award or (iii) the assumption, conversion or replacement of any equity award.

Term

Unless terminated earlier, the 2018 Plan will continue in effect for a term of ten years from the date of its adoption.

Award Agreements

Equity awards granted under the 2018 Plan are evidenced by award agreements that set forth the terms, conditions and limitations for each award, which must be consistent with the 2018 Plan.

Vesting Schedule

The vesting schedule of each equity award granted under the 2018 Plan will be set forth in the award agreement for such equity award.

Amendment and Termination

The board of directors may at any time amend or terminate the 2018 Plan, subject to certain exceptions.

Option Grants

Since the adoption of the 2018 Plan, we have granted options to certain directors, officers and employees. As of December 31, 2020, options to purchase 41,713,506 ordinary shares are outstanding.

Unless approved by the administrator, options granted under the 2018 Plan may not be exercised before the first date on which the ADSs are publicly traded on the NYSE.

The table below summarizes, as of December 31, 2020, the options we have granted to our directors and executive officers under the 2018 Plan.

Name	Position	Ordinary Shares Underlying Options Awarded	Option Exercise Price (US$)	Grant Date	Option Expiration Date
Tao Yang	Chairman and Chief Executive Officer	5,000,000	0.22	June 30, 2019	June 30, 2029
		5,000,000	0.35	June 28, 2020	June 28, 2030
Saifi Ismail	Director and President	*	0.10	December 31, 2019	December 31, 2029
Jianfeng Xu	Director and Chief Operating Officer	4,200,000	0.22	June 30, 2019	June 30, 2029
Osman Sultan	Independent director	*	0.23	August 1, 2020	August 1, 2030
Yang Hu	Chief Financial Officer	*	0.18	June 30, 2019	June 30, 2029

*	Less than 1% of our outstanding shares.

As of December 31, 2020, other employees as a group held outstanding options to purchase 26,893,506 ordinary shares of our company under the 2018 Plan, at exercise prices ranging from US$0.10 to US$0.35 per share.

2020 Plan

In August 2020, our board of directors adopted the 2020 Plan. The 2020 Plan allows us to grant share options, restricted shares, restricted share units and other share-based awards to our employees, directors and consultants. The maximum number of ordinary shares that may be subject to equity awards pursuant to the 2020 Plan is 2,492,603 initially and shall on each January 1 automatically increase to 2% of the total number of Class A and Class B ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year if the maximum number of Class A ordinary shares that may be subject to equity awards pursuant to the 2020 Plan falls below such limit. As of December 31, 2020, the maximum number of ordinary shares that may be subject to equity awards pursuant to the 2020 Plan is 2,492,603.

As of December 31, 2020, no share awards have been granted under the 2020 Plan.

Administration

The 2020 Plan is administered by (i) the compensation committee, (ii) such other committee of the board to which the board delegates the power to administer the 2020 Plan or (iii) the board in the event of the absence of any such committee.

Change in Control

In the event of a change in control, the administrators may provide for acceleration of equity awards, purchase of equity awards from holders, provide for assumption, conversion or replacement of equity awards or combination of the foregoing.

Term

Unless terminated earlier, the 2020 Plan will continue in effect for a term of ten years.

Award Agreements

All equity awards granted under the 2020 Plan are evidenced by an award agreement providing for the number of ordinary shares subject to the award, and the terms and conditions of the award, which must be consistent with the 2020 Plan.

Vesting

The administrator determines the vesting schedule of each equity award granted under the 2020 Plan.

Amendment and Termination

The board of directors may at any time amend or terminate the 2020 Plan, subject to certain exceptions.

C.	Board Practices

Our board of directors currently consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	conducting and managing the business of our company;

•	representing our company in contracts and deals;

•	appointing attorneys for our company;

•	select senior management such as managing directors and executive directors;

•	providing employee benefits and pension;

•	managing our company’s finance and bank accounts;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	exercising any other powers conferred by the shareholders meetings or under our memorandum and articles of association, as amended and restated from time to time.

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our third amended and restated memorandum and articles of association. Each of our directors will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term as provided in the written agreement with our company, if any. A director will cease to be a director if, among other things, the director (i) dies, or becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. David Cui, Mr. Osman Sultan and Ms. Lili Xu. Mr. David Cui is the chairperson of our audit committee. Mr. David Cui satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Mr. David Cui, Mr. Osman Sultan and Ms. Lili Xu satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and will meet the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee will consist solely of independent directors within one year of our initial public offering.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

•	selecting the independent auditor;

•	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

•

annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

•	setting clear hiring policies for employees and former employees of the independent auditors;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response;

•	reviewing and, if material, approving all related party transactions on an ongoing basis;

•	reviewing and discussing the annual audited financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

•

timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

•

establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, internal auditors and the independent auditor; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Mr. Tao Yang, Mr. Jianfeng Xu and Mr. David Cui. Mr. Tao Yang is the chairperson of our compensation committee. Mr. David Cui satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual.

Our compensation committee is responsible for, among other things:

•	reviewing, evaluating and, if necessary, revising our overall compensation policies;

•	reviewing and evaluating the performance of our directors and senior officers and determining the compensation of our senior officers;

•	reviewing and approving our senior officers’ employment agreements with us;

•	setting performance targets for our senior officers with respect to our incentive—compensation plan and equity-based compensation plans;

•

administering our equity-based compensation plans in accordance with the terms thereof; and such other matters that are specifically delegated to the remuneration committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Tao Yang, Mr. Saifi Ismail and Mr. Osman Sultan. Mr. Tao Yang is the chairperson of our nominating and corporate governance committee. Mr. Osman Sultan satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

D.	Employees

We had 97, 189 and 374 employees as of December 31, 2018 and 2019 and 2020, respectively. Our employees are based across Dubai, Hangzhou and Shenzhen. The following table sets forth the number of our employees by function as of December 31, 2020.

Function	Number of Employees	% of Total
Platform maintenance and product development	221	59.1
Customer services and operations	95	25.4
General and administration	41	11.0
Sales and marketing	17	4.5

Total	374	100.0

We primarily recruit our employees through online postings, headhunters, internal referrals or on-campus recruiting. Our success, to a considerable extent, depends on our ability to attract, retain and motivate qualified personnel. Therefore, as part of our human resources strategy, we offer employees competitive salaries, performance-based cash bonuses and promotions, engagement activities, various welfare as well as other incentives. We design and provide training to our employees regularly in order to enhance their professional skills and foster their career development.

There is no mandatory employee social security plans in the United Arab Emirates and we currently provide commercial healthcare insurance to our full-time employees based in Dubai. In China, we participate in housing fund and various employee social security plans that are organized by applicable local municipal and provincial government authorities, including housing, pension, medical, work-related injury and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of our employees. We believe that we have complied with the relevant local labor and social welfare laws and regulations in all materials respects. We additionally provide commercial healthcare insurance to our full-time employees and enhanced healthcare insurance to senior management. For details, see “—Insurance.”

We typically enter into standard employment, confidentiality and non-compete agreements with our senior management and core personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for no longer than two years after the termination of his or her employment, provided that we pay compensation during the restriction period in accordance with PRC laws and regulations in this regard.

Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and expect to continue to grant, share options to our eligible employees in the future to incentivize their contributions to our growth and development.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes.

E.	Share Ownership

The following table sets forth information as of the date of this annual report with respect to the beneficial ownership of our ordinary shares by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially 5.0% or more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security.

As of March 31, 2021, the total number of ordinary shares outstanding is 143,930,130, comprising 119,196,117 Class A ordinary shares and 24,734,013 Class B ordinary shares.

Ordinary Shares Beneficially Owned as of March 31, 2021
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power**
Directors and Executive Officers:***
Tao Yang(1)	36,695,505	24,734,013	42.3	86.4
Saifi Ismail	—	—	—	—
Jianfeng Xu(2)	12,216,326	—	8.4	2.0
Osman Sultan	—	—	—	—
David Cui	—	—	—	—
Lili Xu	—	—	—	—
Yang Hu	*	—	*	*

Directors and Executive Officers as a Group	49,011,831	24,734,013	50.4	88.2
Principal Shareholders
YooYoo Limited(3)	35,000,000	24,734,013	41.5	86.3
Orchid Asia(4)	28,572,727	—	19.9	4.7
WindBell Limited(2)	11,166,326	—	7.8	1.8
SIG Global China Fund I, LLLP(5)	9,090,909	—	6.3	1.5

*	Beneficially owns less than 1% of our outstanding shares.
**

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

***	The business address for our directors and executive officers is #238, Building 16, Dubai Internet City, Dubai, United Arab Emirates.
(1)

Represents (i) 35,000,000 Class A ordinary shares and 24,734,013 Class B ordinary shares held by YooYoo Limited, (ii) 445,505 Class A shares held by Allies Partners Limited and (iii) 1,250,000 Class A ordinary shares that Mr. Yang has the right to receive upon the exercise of share options within 60 days after March 31, 2021. YooYoo Limited is a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. YooYoo Limited is ultimately controlled by a trust of which Mr. Yang is the settlor and Mr. Yang and his family members are beneficiaries. Under the terms of this trust, Mr. Yang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by YooYoo Limited in our company. Allies Partners Limited is a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Allies Partners Limited is wholly owned by Allies Group Limited, which is in turn wholly owned by Ms. Lei Liu, the spouse of Mr. Tao Yang.

(2)

Represents (i) 11,166,326 Class A ordinary shares held by WindBell Limited and (ii) 1,050,000 Class A ordinary shares that Mr. Xu has the right to receive upon the exercise of share options within 60 days after March 31, 2021. WindBell Limited is a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands. WindBell Limited is ultimately controlled by a trust of which Mr. Xu is the settlor and Mr. Xu and his family members are beneficiaries. Under the terms of this trust, Mr. Xu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by WindBell Limited in our company.

(3)	Represents 35,000,000 Class A ordinary shares and 24,734,013 Class B ordinary shares held by YooYoo Limited. For further information on YooYoo Limited, see footnote 1.

(4)

Represents (i) 27,272,727 Class A ordinary shares held by JOLLY UNIQUE LIMITED, (ii) 1,209,000 Class A ordinary shares represented by ADSs purchased by Orchid Asia VII, L.P. and (iii) 91,000 Class A ordinary shares represented by ADSs purchased by Orchid Asia VII Co-Investment, Limited. JOLLY UNIQUE LIMITED is a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. JOLLY UNIQUE LIMITED is owned by Orchid Asia VII, L.P. as to 93% and Orchid Asia VII Co-Investment, Limited as to 7%. The general partner of Orchid Asia VII, L.P. is OAVII Holdings, L.P., whose general partner is Orchid Asia VII GP, Limited. Orchid Asia VII GP, Limited is wholly owned by Orchid Asia V Group Management Limited, which is wholly owned by Orchid Asia V Group, Limited, which is in turn wholly owned by AREO Holdings Limited. Orchid Asia VII Co-Investment, Limited is wholly owned by AREO Holdings Limited, which is in turn indirectly controlled by Ms. Lai Ming Lam. Mr. Tao Huang, a directorate general manager of Orchid Asia Group, served as a director of our company from May 2018 to August 2020.

(5)

Represents 9,090,909 Class A ordinary shares held by SIG Global China Fund I, LLLP. SIG Global China Fund I, LLLP is a limited liability partnership organized under the laws of Delaware with its registered office at One Commerce Center, 1201 N. Orange Street, Suite 715 in the City of Wilmington, 19801. SIG Asia Investment, LLLP, a Delaware limited liability limited partnership, is the investment manager for SIG Global China Fund I, LLLP pursuant to an investment management agreement and, as such, has discretionary authority to vote and dispose of the 9,090,909 Class A ordinary shares. In addition, Heights Capital Management, Inc., a Delaware Corporation, is the investment manager for SIG Asia Investment, LLLP pursuant to an investment management agreement and, as such, has discretionary authority to vote and dispose of the 9,090,909 Class A ordinary shares. Arthur Dantchik, in his capacity as president of SIG Asia Investment, LLLP, and vice president of Heights Capital Management, Inc. may also be deemed to have investment discretion over the shares held by SIG Global China Fund I, LLLP. Mr. Dantchik disclaims any such investment discretion or beneficiary ownership with respect to these shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Transactions with Co-founders

On July 1, 2018, our co-founders, namely Mr. Tao Yang, Mr. Jianfeng Xu and Mr. Xuecai Feng, and FYXTech BVI entered into a loan agreement, pursuant to which FYXTech BVI agreed to provide loans of up to US$12 million to the co-founders. As of December 31, 2018, the outstanding amount of the loans to the co-founders was US$10.3 million. As FYXTech BVI ceased to be consolidated within our group upon the completion of the Reorganization, the balance of the loans to the co-founders was not included in our consolidated balance sheet as of December 31, 2018. The co-founders repaid the outstanding amount to FYXTech BVI in December 2019.

Shareholders Agreement

Other than provisions with respect to registration rights, the description of which is set forth below, all provisions and rights under our shareholders agreement dated May 23, 2018 terminated upon consummation of our initial public offering.

Demand Registration Rights

At any time after the earlier of (i) the fifth anniversary of the closing of the share purchase or (ii) 180 days following the taking effect of this registration statement, holders of no less than 25% of the registrable securities then outstanding have the right to demand that we file a registration statement under the Securities Act covering the registration of at least 20% (or any lesser percentage if the anticipated gross proceeds to the company from such proposed offering would exceed US$5,000,000) of the registrable securities. We, however, are not obligated to effect a demand registration if we have already effected a demand registration within the six month period preceding the date of such request in which the holders had an opportunity to participate. In addition, we are not obliged to effect a demand registration if we have already effected two demand registration, unless less than all of the registrable securities sought to be included in the demand registration were sold.

Form F-3/S-3 Registration Rights

When eligible for use of form F-3/S-3, holders of the registrable securities then outstanding have the right to demand that we effect a registration on Form F-3/S-3. Registration pursuant to Form F-3/S-3 registration rights is not deemed to be a demand registration, and there is no limit on the number of times the holders may exercise their Form F-3/S-3 registration rights. We, however, are not obligated to effect a registration on Form F-3/S-3 if, among other things, (i) the holders, together with the holders of any other securities of the company entitled to inclusion in such registration, propose to sell registrable securities and such other securities at an aggregate price of less than US$5,000,000, or (ii) we have already effected two registrations within any twelve-month period preceding the date of the registration request, unless less than all of the registrable securities sought to be included in the Form F-3/S-3 registration were sold for any reason other than solely due to the action or inaction of their holder.

Piggyback Registration Rights

If we propose to file a registration statement in connection with a public offering of securities of our company other than relating to an employee benefit plan or corporate reorganization, then we must offer each holder of the registrable securities the opportunity to include their shares in the registration statement. Registration pursuant to piggyback registration rights is not deemed to be a demand registration, and there is no limit on the number of times the holders may exercise their piggyback registration rights.

Expenses of Registration

We will pay all expenses incurred in connection with any registration, but excluding selling expenses, underwriting discounts and commissions and fees for special counsel of the holders participating in such registration. Each holder participating in a registration should pay its proportionate share (based on the total number of shares sold in such registration other than for the account of company) of all selling expenses or other amounts payable to underwriters or brokers, in connection any piggyback registration or demand registration, whether or not on Form F-3/S-3. We will not, however, be required to pay for any expenses of any registration proceeding begun pursuant to demand registration rights, whether or not on Form F-3/S-3, if the registration request is subsequently withdrawn by the holders of a majority of the registrable securities to be registered, subject to certain exceptions.

Termination of Registration Rights

The registration rights discussed above shall terminate on the fifth anniversary of the qualified initial public offering, or with respect to any holder, the date on which such holder may sell all of its registrable securities under Rule 144 of the Securities Act in any ninety-day period.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be subject to intellectual property or other third-party rights infringement claims, which could be time-consuming and costly to defend and may result in diversion of our financial and management resources” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—User misconduct and misuse of our platform may adversely impact our brand image, and we may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, and the relevant local authorities may impose restrictions on access to our platform.”

Dividend Policy

In May 2020, we declared and paid an aggregate of US$9.0 million, or US$0.07 per share, of cash dividend to holders of our ordinary shares and preferred shares. In addition, we distributed certain assets to shareholders of FYXTech Limited and Shenzhen Yale Technology Co., Ltd. in connection with our reorganization in 2018. For further information, see note 1 to our audited financial statements included elsewhere in this annual report. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Any other future determination to pay dividends will be subject to certain requirements of Cayman Islands law and made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. If we pay any dividends, we will pay the depositary to the same extent as other holders of our Class A ordinary shares. See “Item 12. Description of Securities other than Equity Securities—D. American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

We are an exempted company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders, we may rely on dividends distributed by our operating subsidiary in the United Arab Emirates. As a matter of the laws regulating the subsidiary in the UAE, the subsidiary can pay dividends only to the extent it has profits available for the purpose. A company’s profits available for distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. Our ability to pay dividends to shareholders therefore depends on our future profitability, the ability to distribute or dividend profits from the operating subsidiaries up the structure to us, general economic conditions and other factors the directors deem significant.

B.	Significant Changes

We have not experienced any other significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs, each representing one of our Class A ordinary share, have been listed on the New York Stock Exchange since September 30, 2020 under the symbol “YALA.”

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ADSs, each representing one of our Class A ordinary shares, have been listed on the New York Stock Exchange since September 30, 2020 under the symbol “YALA.”

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our third amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-248646), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020. Our shareholders adopted our third amended and restated memorandum and articles of association by unanimous resolutions passed on August 31, 2020, and effective immediately prior to the completion of our initial public offering of common shares represented by our ADSs.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange.”

E.	Taxation

The following is a general summary of certain Cayman Islands, United Arab Emirates, People’s Republic of China and United States federal income tax consequences relevant to an investment in the ADSs or Class A ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of December 31, 2020, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the United Arab Emirates, the People’s Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of the ADSs and Class A ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of the ADSs or Class A ordinary shares. Stamp duties may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United Arab Emirates Taxation

The UAE currently levies no income taxes on individuals or corporations based on profits, income, gains or appreciations (save for companies engaged in upstream oil and gas activities or branches of foreign banks). In addition, there is no inheritance tax, wealth tax, stamp duty, estate duty or withholding tax applicable to us or to any holder of our ADSs and Class A ordinary shares. As a result, there are no tax consequences in the UAE of an investment in or divestment of our ADSs and Class A ordinary shares.

People’s Republic of China Taxation

Under the Enterprise Income Tax Law, which became effective on January 1, 2008 and was last amended on December 29, 2018, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementing rules of the Enterprise Income Tax Law further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounting and assets of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, and intend to take that position, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since several members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is a 10% withholding tax may be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our ADSs or Class A ordinary shares. Furthermore, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or Class A ordinary shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be subject to reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. It is unclear whether, if we are considered a PRC resident enterprise, holders of our ADSs or Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

Certain United States Federal Income Tax Considerations

The following discussion describes certain United States federal income tax consequences of the purchase, ownership and disposition of the ADSs and Class A ordinary shares as of the date hereof. This discussion deals only with ADSs and Class A ordinary shares that are held as capital assets by a United States Holder (as defined below).

As used herein, the term “United States Holder” means a beneficial owner of the ADSs or Class A ordinary shares that is, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding the ADSs or Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our stock by vote or value;

•	a partnership or other pass-through entity for United States federal income tax purposes;

•

a person required to accelerate the recognition of any item of gross income with respect to the ADSs or Class A ordinary shares as a result of such income being recognized on an “applicable financial statement” (as defined by the Code); or

•	a person whose “functional currency” is not the United States dollar.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds the ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the ADSs or Class A ordinary shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare contribution tax on net investment income, U.S. federal estate and gift taxes, or the effects of any state, local or non-United States tax laws. If you are considering the purchase of the ADSs or Class A ordinary shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of the ADSs or Class A ordinary shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Class A ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. If, however, we make any distributions on the ADSs or Class A ordinary shares, then, subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of such distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect potential PRC withholding taxes, as discussed under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. We do not expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation will be treated as a qualified foreign corporation for this purpose if the dividends are paid on shares or ADSs that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that the ADSs (which have been approved for listing on the NYSE) will be readily tradable on an established securities market in the United States once they are so listed. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC (the “Treaty”), in which case dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, may be eligible for reduced rates of taxation. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In addition, notwithstanding the foregoing, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (a “PFIC”) in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed under“— Passive Foreign Investment Company” below, we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

A United States Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares (as described under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”). Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Distributions of ADSs, Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill (which we have determined based on the expected market value of our ADSs), we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, income equivalent to interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash is treated as an asset that produces or is held for the production of passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC is made annually after the close of each taxable year. Accordingly, we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The composition of our assets and income may be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Because we have valued our goodwill based on the expected market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or Class A ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Class A ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold the ADSs or Class A ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or Class A ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or Class A ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or Class A ordinary shares provided such ADSs or Class A ordinary shares are treated as “marketable stock.” The ADSs or Class A ordinary shares generally will be treated as marketable stock if the ADSs or Class A ordinary shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the NYSE constitutes a qualified exchange for this purpose, although there can be no assurance that the ADSs will be traded in sufficient volumes to be considered “regularly traded” for purposes of the mark-to-market election. It is intended that only the ADSs and not Class A ordinary shares will be listed on the NYSE. Consequently, if you are a holder of Class A ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your ADSs in a year that we are a PFIC, any gain will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, U.S. taxpayers can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to provide the information necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold the ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You will not be able to make the mark-to-market election described above in respect of any lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file Internal Revenue Service Form 8621 if you hold the ADSs or Class A ordinary shares in any year in which we are a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or Class A ordinary shares if we are a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on the sale or other taxable disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC taxes were imposed on any gain (as described under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources.

Foreign Financial Asset Reporting

Certain United States Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. United States Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend or interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You also can request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

All of our revenues are denominated in U.S. dollars, and a significant portion of our expenses are denominated in AED or Renminbi. The functional currency of our company and our subsidiaries incorporated in the UAE, Hong Kong and the British Virgin Islands is the U.S. dollar. The functional currency of our subsidiaries in the PRC is the Renminbi. We use U.S. dollars as our reporting currency. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded in general and administrative expenses in the consolidated statements of operations data. We recorded foreign currency translation adjustment of US$49.8 thousand, US$25.4 thousand and US$368.7 thousand in 2018, 2019 and 2020, respectively.

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs could be affected by the exchange rate between the U.S. dollar and the AED and the exchange rate between the U.S. dollar and the Renminbi.

The AED has been pegged to the US dollar at 3.6725 AEDs per U.S. dollar since November 1997. However, there can be no assurance that the AED will not be de-pegged or that the existing peg will not be adjusted in the future.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

We may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation

Since inception, inflation in the UAE and China has not materially affected our results of operations. According to the UAE Federal Competitiveness and Statistics Authority, the year-over-year percent changes in the consumer price index for December 2018, December 2019 and December 2020 was an increase of 0.3%, a decrease of 1.4% and a decrease of 2.1% respectively. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, December 2019 and December 2020 were increases of 2.1%, 4.5% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if the UAE or China experiences higher rates of inflation in the future.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable

B.	Warrants and Rights

Not Applicable

C.	Other Securities

Not Applicable

D.	American Depositary Shares

Depositary Fees and Charges

Under the terms of the deposit agreement for our ADSs, an ADS holder will be required to pay the following service fees to the depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of ADSs):

Persons depositing or withdrawing Class A ordinary shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of Class A ordinary shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been Class A ordinary shares and the Class A ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of Class A ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw Class A ordinary shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or Class A ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing Class A ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Payments by Depositary

As of December 31, 2020, we did not receive any payment from The Bank of New York Mellon, the depositary bank for our ADR program.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-248646) in relation to our initial public offering, which was declared effective by the SEC on September 29, 2020. In the fourth quarter of 2020, we completed our initial public offering in which we issued and sold an aggregate of 19,300,000 ADSs, representing 19,300,000 Class A ordinary shares, resulting in net proceeds to us of approximately US$132.1 million.

As of December 31, 2020, we had not used any of the net proceeds received from our initial public offering.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15e and 15d-15(e) promulgated under the Exchange Act.

Based on that evaluation, our management has concluded that, due to the outstanding material weakness described below under “Internal Control over Financial Reporting,” as of December 31, 2020, our disclosure controls and procedures were not effective. We will undertake the remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Internal Control Over Financial Reporting.

Prior to our initial public offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in the course of auditing our consolidated financial statements as of and for the years ended December 31, 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues, and related presentation and disclosure in accordance with U.S. GAAP and SEC financial reporting requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Item 308(a) of Regulation S-K, comprising Section 404(a) of Sarbanes-Oxley Act, requires registrants to provide a report by management assessing the effectiveness of the company’s ICFR only beginning with their second annual report after becoming a public company. Item 308(b) of Regulation S-K requires each annual report of an accelerated filer or a large accelerated filer to include an attestation report from the registrant’s independent registered public accounting firm on the registrant’s ICFR. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remediate our identified material weakness subsequent to December 31, 2020, we have started adopting measures to improve our internal control over financial reporting, including, among others: (i) hiring additional competent accounting staff with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements and strengthening period-end financial reporting controls and procedures, (ii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, and (iii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements.

However, we cannot assure you that we will remediate our material weakness in a timely manner. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

As a company with less than US$1,070,000,000 in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, related to the assessment of the effectiveness of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will take advantage of the extended transition period.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined David Cui, who is an independent director, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers and employees. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (File No. 333-248646), as amended, initially filed with the SEC on September 8, 2020. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, our principal accountant for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2019	2020
	(In thousands of US dollars)
Audit Fees(1)	841	1,173
Tax Fees	30	—
All Other Fees	—	—

Total	871	1,173

(1)

Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our principal accountant for the audit of our annual financial statements, review of our quarterly financial statements and services related to our initial public offering.

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services provided by our principal accountant, including audit services, audit-related services and other services as described above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing one ordinary share, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Act (As Revised) of the Cayman Islands, our home country. Currently, our compensation committee is composed of three members, only one of whom is an independent director. Our corporate governance and nominating committee is composed of three members, only one of whom is an independent director. The NYSE Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management directors, or an executive session that only includes independent directors at least once a year. We are not subject to this requirement under the Cayman Islands law and have decided to follow our home country practice on this matter. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to follow the home country practice in determining whether shareholder approval is required.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Yalla Group Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-248646), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

2.1	Form of American Depositary Receipt evidencing American Depositary Shares (incorporated herein by reference to Exhibit (1) to the registration statement on Form F-6 (File No. 333-248649), as amended, filed with the Securities and Exchange Commission on September 8, 2020)

2.2	Specimen of Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-248646), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

2.3	Form of Deposit Agreement between the Registrant and The Bank of New York Mellon, as depositary (incorporated herein by reference to Exhibit (1) to the registration statement on Form F-6 (File No. 333-248649), as amended, filed with the Securities and Exchange Commission on September 8, 2020)

2.4*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchanges Act of 1934

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-248646), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-248646), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

Exhibit Number	Description of Document

4.3	Amended and Restated Share Incentive Plan of 2018 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-248646), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.4	Amendment No. 1 to Amended and Restated Share Incentive Plan of 2018 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-248646), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.5	2020 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-248646), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

8.1*	Subsidiaries of Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-248646), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YALLA GROUP LIMITED

By	/s/ Tao Yang
Name:	Tao Yang
Title:	Chairman and Chief Executive Officer

Date: April 2, 2021

YALLA GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Yalla Group Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Yalla Group Limited and subsidiaries (the Company) as of December 31, 2019 and 2020, the related consolidated statements of comprehensive income, shareholders’ equity/(deficit), and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2018.

Beijing, China

April 2, 2021

YALLA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2019	2020
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	45,302,622	236,883,282
Term deposits	2,722,941	—
Short-term investments	1,506,985	766,295
Prepayments and other current assets	3,930,306	15,725,424

Total current assets	53,462,854	253,375,001

Non-current assets
Property and equipment, net	453,923	1,241,756
Other assets	200,000	—

Total assets	54,116,777	254,616,757

LIABILITIES
Current liabilities
Accounts payable	724,487	1,573,784
Deferred revenue	6,010,874	13,359,827
Accrued expenses and other current liabilities	1,576,530	6,148,486

Total current liabilities	8,311,891	21,082,097

Total liabilities	8,311,891	21,082,097

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

	As of December 31,
	2019	2020
	US$	US$
MEZZANINE EQUITY
Series Angel Redeemable Convertible Preferred Shares (US$0.0001 par value, 4,955,327 and nil shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively; Redemption value of US$263,608 and nil as of December 31 2019 and 2020, respectively; Liquidation value of US$261,702 and nil as of December 31, 2019 and 2020, respectively)	263,608	—
Series Pre-A Redeemable Convertible Preferred Shares (US$0.0001 par value, 9,917,226 and nil shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively; Redemption value of US$850,292 and nil as of December 3, 2019 and 2020, respectively; Liquidation value of US$746,284 and nil as of December 31, 2019 and 2020, respectively)	3,570,201	—
Series A Redeemable Convertible Preferred Shares (US$0.0001 par value, 36,363,636 and nil shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively; Redemption value of US$22,068,901 and nil as of December 31, 2019 and 2020, respectively; Liquidation value of US$20,000,000 and nil as of December 31, 2019 and 2020, respectively)	22,068,901	—

Total mezzanine equity	25,902,710	—

SHAREHOLDERS’ EQUITY:
Ordinary Shares (US$0.0001 par value, 448,763,811 shares authorized, 73,393,941 shares issued and outstanding as of December 31, 2019)	7,339	—
Subscriptions receivable	(7,339)	—
Class A Ordinary Shares (US$0.0001 par value, 400,000,000 shares authorized as of December 31, 2020; 119,196,117 shares issued and outstanding as of December 31, 2020)	—	11,920
Class B Ordinary Shares (US$0.0001 par value, 100,000,000 shares authorized as of December 31, 2020; 24,734,013 shares issued and outstanding as of December 31, 2020)	—	2,473
Additional paid-in capital	—	220,623,005
Accumulated other comprehensive income	5,218	373,989
Retained earnings	19,896,958	12,523,273

Total shareholders’ equity	19,902,176	233,534,660

Total liabilities, mezzanine equity and shareholders’ equity	54,116,777	254,616,757

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Year Ended December 31,
	2018	2019	2020
	US$	US$	US$
Revenues	42,371,174	63,464,574	134,927,410
Costs and expenses:
Cost of revenues	(13,847,509)	(20,553,319)	(61,270,887)
Selling and marketing expenses	(5,686,290)	(8,250,130)	(21,701,852)
General and administrative expenses	(1,629,539)	(4,120,693)	(42,974,825)
Technology and product development expenses	(853,127)	(1,597,658)	(5,221,124)

Total costs and expenses	(22,016,465)	(34,521,800)	(131,168,688)

Operating income	20,354,709	28,942,774	3,758,722
Interest income	144,565	390,227	202,474
Government grant	—	—	99,277
Investment income	5,712	27,568	13,994

Income before income taxes	20,504,986	29,360,569	4,074,467
Income tax expense	(263,363)	(435,766)	(861,081)

Net income	20,241,623	28,924,803	3,213,386

Deemed dividend to Class A Redeemable Convertible Preferred Equity Holders (note 7)	(2,700,000)	—	—
Deemed dividend to Class C Redeemable Convertible Preferred Equity Holder (note 7)	(3,781,363)	—	—
Deemed dividend to Series Pre-A Redeemable Convertible Preferred Shareholders (note 7)	(3,570,201)	—	—
Accretion of redeemable convertible preferred shares (note 7)	(1,127,052)	(1,940,252)	(1,577,026)
Distribution to the shareholders of FYXTech BVI and Shenzhen Yale in connection with the Reorganization (note 1)	(18,146,091)	—	—
Dividends distributed to redeemable convertible preferred shareholders	—	—	(3,704,083)

Net income (loss) attributable to ordinary shareholders	(9,083,084)	26,984,551	(2,067,723)
Earnings (loss) per ordinary share
—Basic and diluted	(0.12)	0.22	(0.02)
Weighted average number of shares outstanding used in computing earnings (loss) per ordinary share
—Basic and diluted	73,393,941	73,393,941	91,755,810
Net income	20,241,623	28,924,803	3,213,386
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes	(49,830)	25,412	368,771
Unrealized holding gains on short-term investments, net of income taxes of US$1,428, US$6,892 and US$3,498 for the years ended December 31, 2018, 2019 and 2020, respectively	8,007	30,527	10,496
Less: reclassification adjustment for gains on short-term investments realized in net income, net of income taxes of US$1,428, US$6,892 and US$3,498 for the years ended December 31, 2018, 2019 and 2020, respectively	(4,284)	(20,676)	(10,496)

Other comprehensive income (loss), net of income taxes	(46,107)	35,263	368,771

Comprehensive income	20,195,516	28,960,066	3,582,157

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary Shares		Subscriptions receivable	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total shareholders’ equity (deficit)
	Shares	US$	US$	US$	US$	US$
Balance as of January 1, 2018	—	—	—	48,900	1,995,491	2,044,391
Deemed dividend to Class A Redeemable Convertible Preferred Equity Holders (note 7)	—	—	—	—	(2,700,000)	(2,700,000)
Deemed dividend to Class C Redeemable Convertible Preferred Equity Holder (note 7)	—	—	—	—	(3,781,363)	(3,781,363)
Issuance of Ordinary Shares	73,393,941	7,339	(7,339)	—	—	—
Deemed dividend to Series Pre-A Redeemable Convertible Preferred Shareholders (note 7)	—	—	—	—	(3,570,201)	(3,570,201)
Accretion of redeemable convertible preferred shares (note 7)	—	—	—	—	(1,127,052)	(1,127,052)
Net income	—	—	—	—	20,241,623	20,241,623
Foreign currency translation adjustments, net of nil income taxes	—	—	—	(49,830)	—	(49,830)
Unrealized holding gains on short-term investments, net of income taxes of US$1,428	—	—	—	8,007	—	8,007
Reclassification adjustment for gains on short-term investments realized in net income, net of income taxes of US$1,428	—	—	—	(4,284)	—	(4,284)
Distribution to the shareholders of FYXTech BVI and Shenzhen Yale in connection with the Reorganization (note 1)	—	—	—	(32,838)	(18,146,091)	(18,178,929)

Balance as of December 31, 2018	73,393,941	7,339	(7,339)	(30,045)	(7,087,593)	(7,117,638)

Accretion of redeemable convertible preferred shares (note 7)	—	—	—	—	(1,940,252)	(1,940,252)
Net income	—	—	—	—	28,924,803	28,924,803
Foreign currency translation adjustments, net of nil income taxes	—	—	—	25,412	—	25,412
Unrealized holding gains on short-term investments, net of income taxes of US$6,892	—	—	—	30,527	—	30,527
Reclassification adjustment for gains on short-term investments realized in net income, net of income taxes of US$6,892	—	—	—	(20,676)	—	(20,676)

Balance as of December 31, 2019	73,393,941	7,339	(7,339)	5,218	19,896,958	19,902,176

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT) (Continued)

	Ordinary Shares		Class A Ordinary Shares		Class B Ordinary Shares		Subscriptions receivable	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders’ equity (deficit)
	Shares	US$	Shares	US$	Shares	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2019	73,393,941	7,339	—	—	—	—	(7,339)	—	5,218	19,896,958	19,902,176
Accretion of redeemable convertible preferred shares (note 7)	—	—	—	—	—	—	—	—	—	(1,577,026)	(1,577,026)
Net income	—	—	—	—	—	—	—	—	—	3,213,386	3,213,386
Dividend to shareholders (note 10)	—	—	—	—	—	—	—	—	—	(9,010,045)	(9,010,045)
Re-designation of Ordinary Shares into Class A and Class B Ordinary Shares immediately prior to the completion of the initial public offering	(73,393,941)	(7,339)	48,659,928	4,866	24,734,013	2,473	—	—	—	—	—
Issuance of Ordinary Shares upon initial public offering (“IPO”), net of issuance costs of US$12,405,096	—	—	19,300,000	1,930	—	—	—	132,342,910	—	—	132,344,840
Conversion of Series Angel Redeemable Convertible Preferred Shares into Ordinary Shares	—	—	4,955,327	496	—	—	—	287,411	—	—	287,907
Conversion of Series Pre-A Redeemable Convertible Preferred Shares into Ordinary Shares	—	—	9,917,226	992	—	—	—	3,569,209	—	—	3,570,201
Conversion of Series A Redeemable Convertible Preferred Shares into Ordinary Shares	—	—	36,363,636	3,636			—	23,617,992	—	—	23,621,628
Contribution from ordinary shareholders	—	—	—	—	—	—	7,339	—	—	—	7,339
Share-based compensation	—	—	—	—	—	—	—	60,805,483	—	—	60,805,483
Unrealized holding gains on short-term investments, net of income taxes of US$3,498	—	—	—	—	—	—	—	—	10,496	—	10,496
Reclassification adjustment for gains on short-term investments realized in net income, net of income taxes of US$3,498	—	—	—	—	—	—	—	—	(10,496)	—	(10,496)
Foreign currency translation adjustments, net of nil income taxes	—	—	—	—	—	—	—	—	368,771	—	368,771

Balance as of December 31, 2020	—	—	119,196,117	11,920	24,734,013	2,473	—	220,623,005	373,989	12,523,273	233,534,660

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Year Ended December 31,
	2018 US$	2019 US$	2020 US$
Operating activities:
Net income	20,241,623	28,924,803	3,213,386
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	25,586	173,610	262,184
Investment income	(5,712)	(27,568)	(13,994)
Share-based compensation expenses	—	—	60,805,483
Changes in operating assets and liabilities:
Prepayments and other current assets	(255,706)	(1,635,147)	(11,742,160)
Accounts payable	315,279	291,842	849,297
Deferred revenue	2,528,228	2,571,456	7,348,953
Accrued expenses and other current liabilities	529,066	981,988	4,069,530

Net cash provided by operating activities	23,378,364	31,280,984	64,792,679

Investing activities:
Purchase of property and equipment	(203,872)	(427,933)	(1,029,654)
Purchases of short-term investments	(2,013,257)	(5,943,321)	(3,661,847)
Proceeds from maturity of short-term investments	1,671,775	4,956,176	4,451,035
Purchase of term deposits	(2,871,218)	(7,722,941)	—
Proceeds from maturity of term deposits	1,511,167	6,304,631	2,722,941

Net cash used in investing activities	(1,905,405)	(2,833,388)	2,482,475

Financing activities:
Proceeds from issuance of Series A Redeemable Convertible Preferred Shares	20,000,000	—	—
Payment of issuance cost of Series A Redeemable Convertible Preferred Shares	(922,589)	—	—
Repurchase of preferred shares (note 1 and note 7)	(7,584,184)	—	—
Proceeds from Initial Public Offering, net of underwriting commissions and discounts of US$9,632,500	—	—	135,117,436
Cash contribution from ordinary shareholders	—	—	7,339
Loans to shareholders of FYXTech BVI (note 13)	(10,260,950)	—	—
Cash distributed to the shareholders of FYXTech BVI and Shenzhen Yale in connection with the Reorganization (note 1)	(7,601,027)	—	—
Payments of initial public offering costs	—	(200,000)	(2,346,059)
Payments of dividends	—	—	(9,010,045)

Net cash used in financing activities	(6,368,750)	(200,000)	123,768,671

Effect of foreign currency exchange rate changes on cash and cash equivalents	8,146	38,326	536,835

Net increase in cash and cash equivalents	15,112,355	28,285,922	191,580,660

Cash and cash equivalents at the beginning of the year	1,904,345	17,016,700	45,302,622

Cash and cash equivalents at the end of the year	17,016,700	45,302,622	236,883,282

Supplemental cash flow information:
Income taxes paid	567	28,970	849,773
Noncash investing and financing activities:
Accrual of issuance costs in accrued expenses and other current liabilities	—	—	226,537

For the year ended December 31, 2018, noncash assets and liabilities distributed to the shareholders of FYXTech BVI and Shenzhen Yale in connection with the Reorganization were US$10,739,601 and US$161,699, respectively. See note 1.

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND ORGANIZATION

(a)	Description of Business

Yalla Group Limited (the “Company”, formerly known as “FYXTech Corporation”), through its wholly-owned subsidiaries (collectively referred to as the “Group”) operates voice-centric social networking and entertainment platform mainly in the Middle East and North Africa region. The platform allows individual users free access to the basic functions on the platform. It also provides enhanced experiences for individual users by sales of virtual items and provision of upgrade services on the platform.

(b)	Organization

The Company was incorporated in the Cayman Islands on February 7, 2018 by the controlling individual shareholders of FYXTech Limited (“FYXTech BVI”) and Shenzhen Yale Technology Co., Ltd (“Shenzhen Yale”), who agreed to vote in concert (collectively referred to as the “Co-founders”), in connection with a reorganization described below to redomicile the operations of FYXTech BVI and Shenzhen Yale to the Company (the “Reorganization”).

FYXTech BVI was incorporated in the British Virgin Islands on September 25, 2015. Shenzhen Yale was established in Shenzhen, the People’s Republic of China (the “PRC”) on September 27, 2016. The equity structure of FYXTech BVI and Shenzhen Yale was identical before the Reorganization, among which the Co-founders owned 74% of the equity interest on a fully-diluted basis, whereas the investors of Class A Preferred Equity, Class B Preferred Equity and Class C Preferred Equity owned 12%, 4% and 10% of the equity interest on a fully-diluted basis, respectively.

In preparation for the Reorganization, all of the Class A Preferred Equity were repurchased and extinguished in February and March 2018 and all of the Class C Preferred Equity were repurchased and extinguished in May 2018. See note 7.

On May 23, 2018, the Company issued 73 million Ordinary Shares and 10 million Series Pre-A Redeemable Convertible Preferred Shares to the Co-founders with minimal consideration. On the same date, the Company also issued 5 million Series Angel Redeemable Convertible Preferred Shares to the investors of Class B Preferred Equity with minimal consideration. Upon the issuance of preferred shares and ordinary shares, the equity structure of the Company is substantially identical to that of FYXTech BVI and Shenzhen Yale on a fully-diluted basis.

In June and July 2018, the Company established two wholly-owned subsidiaries, Hangzhou Yale Technology Co., Ltd. (“Hangzhou Yale”) in Hangzhou, PRC and Yalla Technology FZ-LLC (“Yalla Dubai”) in Dubai, United Arab Emirates (“UAE”), respectively. Pursuant to a series of agreements between Hangzhou Yale and Shenzhen Yale, and between Yalla Dubai and FYXTech BVI, FYXTech BVI and Shenzhen Yale transferred their business operations including assets and employees to Yalla Dubai and Hangzhou Yale, respectively, in exchange for minimal consideration. Such transfer was consummated in December 2018.

Upon the completion of the Reorganization, the Company, through its wholly-owned subsidiaries, have succeeded all of the business operations of FYXTech BVI and Shenzhen Yale. Since the Company, FYXTech BVI and Shenzhen Yale were all under common control of the Co-founders immediately before and after the Reorganization, the transfer of business operations of FYXTech BVI and Shenzhen Yale has been accounted for in a manner similar to a pooling of interest. That is, the consolidated financial statements of the Company include the results of the operations and the financial position of FYXTech BVI and Shenzhen Yale as of the beginning of the earliest period presented. The following assets and liabilities of FYXTech BVI and Shenzhen Yale upon the completion of the Reorganization were treated as distribution to the shareholders at historical cost basis and were not included in the Company’s consolidated financial statements as of December 31, 2018.

As of December 31, 2018
US$
ASSETS
Current assets
Cash and cash equivalents	7,601,027
Prepayments and other current assets	476,880

Total current assets	8,077,907

Non-current assets
Property and equipment, net	1,771
Loans to shareholders	10,260,950

Total assets	18,340,628

LIABILITIES
Current liabilities
Accounts payable	33,832
Accrued expenses and other current liabilities	127,867

Total current liabilities	161,699

Total liabilities	161,699

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances among the Company and its wholly-owned subsidiaries have been eliminated upon consolidation.

(c)	Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period. Significant accounting estimates include, but not limited to, fair value of share-based compensation awards, ordinary shares and convertible redeemable preferred shares. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Commitment and Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(e)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash at bank and highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash. The Company’s cash and cash equivalents are deposited in financial institutions at below locations:

	As of December 31,
	2019	2020
	US$	US$
Financial institutions in the mainland of the PRC
—Denominated in RMB	486,117	5,511,982
—Denominated in USD	1,214,485	1,819,424

Total cash balances held at mainland PRC financial institutions	1,700,602	7,331,406

Financial institutions in Hong Kong Special Administrative Region (“HK S.A.R. “)
—Denominated in USD	14,929,853	133,911,336

Total cash balances held at the HK S.A.R. financial institutions	14,929,853	133,911,336

Financial institutions in UAE
—Denominated in United Arab Emirates Dirham (“AED”)	6,059,127	23,249,640
—Denominated in USD	17,355,953	35,813,863

Total cash balances held at the UAE financial institutions	23,415,080	59,063,503

Financial institutions in United States
—Denominated in USD	119,810	10,127,775

Total cash and cash equivalents balances held at the United States financial institutions	119,810	10,127,775

Financial institutions in Singapore
—Denominated in USD	5,137,277	26,449,262

Total cash balances held at the Singapore financial institutions	5,137,277	26,449,262

Total cash and cash equivalents balances held at financial institutions	45,302,622	236,883,282

(f)	Term Deposits

Term deposits represent deposits placed with banks with original maturities of more than three months but less than one year. The Group’s term deposits as of December 31, 2019 were denominated in USD and were deposited at a financial institution in Singapore.

(g)	Short-term Investments

Short-term investments include financial products issued by financial institutions. The Group classifies the financial products as available-for-sale securities, which are recorded at fair value. Unrealized holding gains and losses, net of the related income tax effect, on available-for-sale securities are excluded from earnings and reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

(h)	Property and Equipment, net

Property and equipment are stated at cost less depreciation and any impairment. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life
Electronic equipment	3 years
Vehicle	4 years
Office furniture	5 years
Leasehold improvement	Shorter of the lease term or the estimated useful life of the assets

Ordinary maintenance and repairs are charged to expenses as incurred, while replacements and betterments are capitalized. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value of the item disposed and proceeds realized thereon.

Property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of a long-lived asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying value of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized by the amount that the carrying value exceeds the estimated fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Assets to be disposed are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated. No impairment of long-lived assets was recognized for the year presented.

(i)	Value Added Taxes

The Company’s PRC subsidiaries and Dubai subsidiary are subject to value added tax (“VAT”). Revenue from providing services is generally subject to VAT at the rate of 6% for PRC subsidiaries and 5% for Dubai subsidiary, respectively. The Group paid to local tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other current liabilities, and the excess of input VAT over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.

(j)	Fair Value Measurements

Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

(j)	Fair Value Measurements (continued)

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist cash and cash equivalents, term deposits, short-term investments, accounts payable, accrued expenses and other current liabilities. The Group measures short-term investments at fair value on a recurring basis. Short-term investments include financial products issued by financial institutions, which are valued based on price per unit quoted by financial institutions. They are categorized in Level 2 of the fair value hierarchy. As of December 31, 2019 and 2020, the carrying values of other financial instruments approximated to their fair values due to the short maturity of these instruments.

(k)	Revenue Recognition

The Group has adopted ASC 606, Revenue from Contracts with Customers, since its establishment and recognizes revenue when control of the promised services are transferred to the customers, in an amount that reflects the consideration that the Group expects to receive in exchange for those services.

Substantially all the revenues of the Group were derived from voice-centric social networking and entertainment platform, which provides group chatting and games services.

Group chatting service

The Group provides group chatting service to individual users with free access to the basic functions on the platform. It also provides enhanced experience by sales of virtual items and provision of upgrade service on the platform. The Group has the sole discretion in designing the specifications and establishing pricing of virtual items and upgrade service. Individual user purchases virtual items and upgrade service using the Group’s virtual currency which is in turn acquired through third party payment platforms.

The Group recognizes revenue relating to virtual items at the point-in-time when they are consumed. Upgrade service primarily consists of VIP rights or premium membership in chat rooms over a specified limited period or the period the users are registered on the platform. Revenues from the upgrade service with limited period are recognized ratably over the period the service is made available to the users. Revenues from the upgrade service without any time limits are recognized ratably over the estimated period of the relevant user groups.

Games service

The Group provides games service to individual users through its mobile game applications. Individual users consume virtual currency to play a game, purchase virtual items which can be used to enjoy one-time privileges in the game, and upgrade service. Each game is completed within several minutes.

The Group charges individual users virtual currency to play a game, which currently accounts for a small portion of games service revenue. The Group has determined that each of these games represents a distinct performance obligation. The related revenue is recognized over the period of the gameplay which takes several minutes. The Group recognizes revenue relating to virtual items upon consumption. Upgrade service primarily consists of premium rights over the period the users are registered on the platform. Revenues from the upgrade service are recognized ratably over the estimated period of the relevant user groups.

The estimated period of upgrade services in both the group chatting service and games service is determined based on the expected service period derived from historical users’ behavioral pattern. This estimate is re-assessed on a quarterly basis. Adjustments arising from the changes of estimated period of the users are applied prospectively as such changes are resulted from new information indicating a change in the users’ behavior.

Deferred revenue

Virtual currency is non-refundable and does not have expiration date. Proceeds received from users’ purchase of virtual currency are recorded as deferred revenue.

Deferred revenue (a contract liability) is recognized when the Group has an obligation to transfer services to a customer for which the Company has received consideration related to the Group’s group chatting and games services from the customer.

The balance of deferred revenue as of January 1, 2018, 2019, and 2020 was US$911,190, US$3,439,418, and US$6,010,874 respectively, which were recognized as revenue for the years ended December 31, 2018, 2019, and 2020, respectively. The balance as of December 31, 2020 is expected to be recognized as revenues within one year.

(l)	Cost of Revenues

Cost of revenues consists primarily of (i) commission fees paid to third party payment platforms, and (ii) staff cost and expenses related to the operations of the mobile platforms.

(m)	Selling and Marketing Expenses

Selling and marketing expenses mainly consist of (i) advertising costs and market promotion expenses, and (ii) staff cost, rental and depreciation related to selling and marketing functions. Advertising costs, which consist primarily of online advertisements, are expensed as incurred. The advertising costs were US$5,296,954, US$7,541,366 and US$12,383,514 for the years ended December 31, 2018, 2019 and 2020, respectively.

(n)	General and Administrative Expenses

General and administrative expenses mainly consist of (i) staff cost, rental and depreciation related to general and administrative personnel, (ii) professional service fees; and (iii) other corporate expenses.

(o)	Technology and Product Development Expenses

Technology and product development expenses consist primarily of (i) staff cost, and (ii) related expenses for the employees involved in designing and developing new features for the mobile platforms and self-developed mobile games. All technology and product development expenditures are expensed as incurred.

(p)	Government Grants

Government grant is recognized when there is reasonable assurance that the Group will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Group with no future related costs or obligation is recognized in the Group’s consolidated statements of comprehensive (loss) / income when the grant becomes receivable.

(q)	Share-based Compensation

The Group periodically grants share-based awards, mainly including share options to eligible employees and management, which are subject to service and performance conditions.

The Group recognizes compensation cost for an equity classified award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant date fair value of such award that is vested at that date. For equity awards that contain both a service condition and a performance condition, the Company recognizes compensation cost on a tranche-by-tranche basis, and when the Group considers that it is probable that the performance condition will be achieved. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

(r)	Employee Benefits

The Company’s subsidiaries in PRC participate in a government mandated, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive income amounted to US$337,897, US$876,074 and US$1,008,337 for the years ended December 31, 2018, 2019 and 2020, respectively.

(s)	Income Taxes

Current income taxes are provided on the basis of income before income taxes for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of comprehensive income in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized.

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occurs. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2019 and 2020, the Group did not have any unrecognized uncertain tax positions.

(t)	Operating Lease

The Group leases premises for offices under non-cancellable operating leases. Payments made under operating lease are charged to the consolidated statements of comprehensive income on a straight-line basis over the term of underlying lease. There are no capital improvement funding, lease concessions, escalated rent provisions or contingent rent in the lease agreements. The Company has no legal or contractual asset retirement obligations at the end of the lease term.

(u)	Foreign Currency

The Company’s reporting currency is United States Dollars (“US$”). The functional currency of the Company and its wholly-owned subsidiaries incorporated at Dubai, HK S.A.R. and British Virgin Islands is US$. The functional currency of the Company’s PRC subsidiaries is Chinese Renminbi (“RMB”).

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded in general and administrative expenses in the consolidated statements of comprehensive income.

The financial statements of the Company’s PRC subsidiaries are translated from RMB into US$. Assets and liabilities are translated into US$ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings or deficits generated in the current period are translated into US$ using the appropriate historical rates. Revenues, expenses, gains and losses are translated into US$ using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the consolidated statements of comprehensive income, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income in the consolidated statement of shareholders’ equity (deficit).

(v)	Concentration and risk

The Group’s cost of revenues mainly included commission fees paid to third party payment platforms, among which two third party payment platforms individually represent greater than 10% of the Group’s cost of revenues excluding payroll and welfare and depreciation for the years ended December 31, 2018, 2019 and 2020 are as follows:

	For the Year Ended December 31
	2018	2019	2020
A	67%	61%	60%
B	19%	14%	19%

(w)	Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic earnings (loss) per share as of the date that all necessary conditions have been satisfied. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

The Company’s redeemable convertible preferred shares are participating securities, as they have contractual nonforfeitable right to participate in distributions of earnings. The redeemable convertible preferred shares have no contractual obligation to fund or otherwise absorb the Group’s losses. Accordingly, any undistributed net income is allocated on a pro rata basis to ordinary shares and redeemable convertible preferred shares; whereas any undistributed net loss is allocated to ordinary shares only.

Diluted earnings (loss) per share is calculated by dividing net earnings (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings (loss) per share calculation when inclusion of such share would be anti-dilutive.

(x)	Segment Reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Group’s Chief Executive Officer does not segregate the Group’s business by product or service lines. Management has determined that the Group has one operating segment, which is the social networking and entertainment platform.

(y)	Statutory Reserve

In accordance with the PRC Company Laws, the PRC subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies. The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation. As of December 31, 2019 and 2020, the statutory reserve of the Company’s PRC subsidiaries was US$196,519 and US $424,682, respectively.

UAE Company Laws requires 10% of Yalla Dubai’s annual net profits to be set aside as a statutory reserve. This allocation may be suspended by a shareholders’ decision once the reserve has reached an amount equal to 50% of the share capital of the company. As of December 31, 2019 and 2020, the statutory reserve of Yalla Dubai was US$136,147 and US $137,023, respectively.

(z)	Deferred initial public offering costs

Direct costs incurred by the Company attributable to its proposed initial public offering (“IPO”) of ordinary shares in the United States were deferred and recorded as other assets and were offset against the gross proceeds received from such offering.

(aa)	Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Updates (“ASU”) No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 was further amended in November 2019 by ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), and in June 2020 by ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842), which deferred the effective date of new lease standard. As a result, Accounting Standards Codification (“ASC”) 842, Leases, is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. For all other entities, it is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the Company will adopt the new standard on January 1, 2022. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. ASU 2016-13 was further amended in November 2019 by ASU 2019-10. As a result, ASC326, Financial Instruments—Credit Losses is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2019. For all other entities it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the Company will adopt the new standard on January 1, 2023. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

3. SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of December 31,
	2019	2020
	US$	US$
Aggregate cost	1,493,411	766,295
Gross unrealized gain	13,574	—

Aggregate fair value	1,506,985	766,295

The Group’s short-term investments represent financial products issued by Bank of China and Silicon Valley Bank.

4. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2019	2020
	US$	US$
Amounts due from third party payment platforms	2,782,990	14,237,874
Others	1,147,316	1,487,550

Prepayments and Other Current Assets	3,930,306	15,725,424

5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:	As of December 31,
	2019	2020
	US$	US$
Accrued payroll and welfare	651,470	4,656,854
Taxes payable	721,857	709,001
Others	203,203	782,631

Accrued Expenses and Other Current Liabilities	1,576,530	6,148,486

6. ORDINARY SHARES

Upon incorporation in 2018, the Company’s authorized ordinary shares were 500,000,000 shares with a par value of US$0.0001 per share. The authorized shares of the Company were divided into 448,763,811 Ordinary Shares and 51,236,189 preferred shares in connection with issuance of Series Angel, Series Pre-A, Series A Redeemable Convertible Preferred Shares. The number of ordinary shares issued and outstanding was 73,393,941 as of December 31, 2019.

Immediately prior to the completion of IPO, the Company’s authorized share capital was US$50,000 divided into 500,000,000 shares comprising of (i) 400,000,000 Class A Ordinary Shares with a par value of US$0.0001 each, (ii) 100,000,000 Class B Ordinary Shares with a par value of US$0.0001 each.

Immediately prior to the completion of IPO, all outstanding Redeemable Convertible Preferred Shares, including (i) 4,955,327 Series Angel Redeemable Convertible Preferred Shares with a par value of US$0.0001 each, (ii) 9,917,226 of Series Pre-A Redeemable Convertible Preferred Shares with a par value of US$0.0001 each, and (iii) 36,363,636 of Series A Redeemable Convertible Preferred Shares with a par value of US$0.0001 each, were converted into Class A Ordinary Shares on a one-to-one basis. All outstanding ordinary shares were re-designated and re-classified as Class A Ordinary Shares on a one-to-one basis, except that 24,734,013 ordinary shares held by YooYoo Limited were re-designated and re-classified as Class B Ordinary Shares on a one-to-one basis.

Upon the completion of the Company’s initial public offering and exercise of the green shoes options, the Company issued 18,600,000 and 700,000 Class A Ordinary Shares at price of US$7.5 per share, respectively. The net proceeds after deducting underwriting commissions and discounts were US$135,117,436.

As of December 31, 2020, there were 119,196,117 Class A Ordinary Shares and 24,734,013 Class B ordinary shares outstanding.

6. ORDINARY SHARES (continued)

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share entitles the holder to one vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share entitles the holder to twenty votes on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share is convertible into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

7. MEZZANINE EQUITY

Class A, Class B and Class C Redeemable Convertible Preferred Shares

In April and September 2016, FYXTech BVI and Shenzhen Yale issued Class A Redeemable Convertible Preferred Shares to investors in exchange for a total cash consideration of US$300,000. The rights, preferences and privileges of Class A Redeemable Convertible Preferred Shares issued by FYXTech BVI and Shenzhen Yale (collectively “Class A Preferred Equity”) are substantially identical.

In January and June 2017, FYXTech BVI and Shenzhen Yale issued Class B Redeemable Convertible Preferred Shares to individual investors in exchange for a total cash consideration of US$218,233. The rights, preferences and privileges of Class B Redeemable Convertible Preferred Shares issued by FYXTech BVI and Shenzhen Yale (collectively “Class B Preferred Equity”) are substantially identical.

In June 2017, FYXTech BVI and Shenzhen Yale issued Class C Redeemable Convertible Preferred Shares to an investor in exchange for a total cash consideration of US$726,195. The rights, preferences and privileges of Class C Redeemable Convertible Preferred Shares issued by FYXTech BVI and Shenzhen Yale (collectively “Class C Preferred Equity”) are substantially identical.

Upon the issuance of Class C Preferred Equity, the holders of Class A Preferred Equity, the Class B Preferred Equity and the Class C Preferred Equity owned 12%, 4% and 10% of FYXTech BVI and Shenzhen Yale’s equity interest on a fully-diluted basis, respectively.

The rights, preferences and privileges of Class A Preferred Equity, Class B Preferred Equity and Class C Preferred Equity are as follows:

Redemption Rights

Each holder of Class A Preferred Equity and Class B Preferred Equity shall be entitled to receive an amount equal to 100% of the original purchase price of such preferred equity if deemed liquidation events as defined in the agreement which were outside of the control of FYXTech BVI and Shenzhen Yale occur.

Each holder of Class C Preferred Equity shall have the right to request FYXTech BVI and Shenzhen Yale to redeem Class C Preferred Equity held by such shareholder at the price of the original purchase price of such Class C Preferred Equity plus a simple interest rate of 15% per annum, and minus cumulative dividends that has been distributed on such Class C Preferred Equity if

(1)	FYXTech BVI or Shenzhen Yale fails to consummate an IPO within five (5) years after the closing date of the purchase of the Class C Preferred Equity, or

(2)	a material breach as defined in the agreement occurs.

Conversion Rights

Each of Class A Preferred Equity, Class B Preferred Equity and Class C Preferred Equity may be converted into ordinary shares of FYXTech BVI at the sole discretion of its holder at the initial conversion ratio of 1:1. The initial conversion ratio of Class A Preferred Equity, Class B Preferred Equity and Class C Preferred Equity is subject to contingent conversion adjustments for any new securities issued.

Voting Rights

Each holder of Class A Preferred Equity, Class B Preferred Equity and Class C Preferred Equity shall be entitled to that number of votes corresponding to the number of ordinary shares on an as-converted basis.

7. MEZZANINE EQUITY (continued)

Dividend Rights

Each of Class A Preferred Equity, Class B Preferred Equity and Class C Preferred Equity shall be entitled to an equal share (on an as-converted basis) in any dividend.

Liquidation Preferences

In the event of a liquidation, dissolution, winding up or deemed liquidation defined in the agreement, the distributable assets thereof shall be distributed among the shareholders as follows:

(a) Firstly, each holder of Class C Preferred Equity shall have the right to receive the higher of the following: (1) the fair market value multiplied by the share percentage of the Class C Preferred Equity that such holder holds in FYXTech BVI and Shenzhen Yale, (2) 150% of the original purchase price of such Class C Preferred Equity; or (3) the original purchase price of such Class C Preferred Equity plus the amount calculated at the compound interest rate of 15% per annum;

(b) Secondly, after the payment of the Class C Liquidation Preference, each holder of Class B Preferred Equity shall be entitled to receive an amount equal to one hundred percent (100%) of the original purchase price of such Class B Preferred Equity;

(c) Thirdly, after the payment of the Class B Liquidation Preference, each holder of the Class A Preferred Equity shall be entitled to receive an amount equal to one hundred percent (100%) of the original purchase price of such Class A Preferred Equity;

(d) Finally, after the payment of the Class A Liquidation Preference, the balance of the surplus assets (if any) of the Company shall be distributed among the holders of ordinary shares, Class A Preferred Equity, Class B Preferred Equity and Class C Preferred Equity on a fully diluted basis.

Accounting of Class A, Class B and Class C Preferred Equity

The Company classified Class A Preferred Equity and Class B Preferred Equity as mezzanine equity in the consolidated balance sheet as they were contingently redeemable upon the occurrence of deemed liquidation events which were outside of the control of FYXTech BVI and Shenzhen Yale. The Company classified Class C Preferred Equity as mezzanine equity in the consolidated balance sheet as they were contingently redeemable upon the occurrence of IPO or defined events which were outside of the control of FYXTech BVI and Shenzhen Yale.

The Company concluded the embedded conversion and redemption option of Class A Preferred Equity, Class B Preferred Equity and Class C Preferred Equity did not need to be bifurcated pursuant to ASC 815 because these terms do not permit net settlement, nor they can be readily settled net by a means outside the contract, nor they can provide for delivery of an asset that puts the holders in a position not substantially different from net settlement.

The Company also determined that there was no beneficial conversion feature attributable to Class A Preferred Equity, Class B Preferred Equity and Class C Preferred Equity because the initial effective conversion prices of these Preferred Equity were higher than the estimated fair value of FYXTech BVI and Shenzhen Yale’s ordinary shares at each commitment dates.

Class A Preferred Equity, Class B Preferred Equity and Class C Preferred Equity were recorded initially at fair value, net of issuance costs. The Company accreted changes in the redemption value of Class A Preferred Equity, Class B Preferred Equity and Class C Preferred Equity over the period from the date of issuance to the earliest redemption date using the interest method. The accretions were recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded against retained earnings or accumulated deficit.

FYXTech BVI and Shenzhen Yale repurchased Class A Preferred Equity in February 2018 and March 2018 in exchange for a total cash consideration of US$3 million. FYXTech BVI and Shenzhen Yale repurchased Class C Preferred Equity in May 2018 in exchange for a cash consideration of US$4.6 million. The repurchased preferred shares were cancelled immediately. The excess of the repurchase price over the carrying amount of Class A Preferred Equity and Class C Preferred Equity in the amount of US$2,700,000 and US$3,781,363, respectively, representing a return to the holders of Class A Preferred Equity and Class C Preferred Equity was treated as deemed dividends to these Preferred Equity Holders.

7. MEZZANINE EQUITY (continued)

The activities of Class A Preferred Equity, Class B Preferred Equity and Class C Preferred Equity for the year ended December 31, 2018 are as follows:

	Class A Preferred Equity	Class B Preferred Equity	Class C Preferred Equity	Total
	US$	US$	US$	US$
Balance as of January 1, 2018	300,000	218,233	772,382	1,290,615
Accretion	—	—	30,439	30,439
Repurchase	(300,000)	—	(802,821)	(1,102,821)
Re-designation (see note below)	—	(218,233)	—	(218,233)

Balance as of December 31, 2018	—	—	—	—

Series Angel, Series Pre-A and Series A Redeemable Convertible Preferred Shares

On May 23, 2018, the Company issued 4,955,327 Series Angel Redeemable Convertible Preferred Shares (“Series Angel Preferred Shares”), with par value of US$0.0001 per share to the Class B Preferred Equity Holders at minimal consideration.

On May 23, 2018, the Company issued 9,917,226 Series Pre-A Redeemable Convertible Preferred Shares (“Series Pre-A Preferred Shares”) with par value of US$0.0001 per share to the Co-founders at minimal consideration.

As stated in note 1, in connection with the Reorganization, the equity structure of the Company was substantially identical to that of FYXTech BVI and Shenzhen Yale immediately before the Reorganization on a fully-diluted basis. Therefore, the Company considered that on May 23, 2018, Class B Preferred Equity were redesignated into Series Angel Preferred Shares, and the ordinary shares which represented 11% equity interest of FYXTech BVI and Shenzhen Yale were redesignated into Series Pre-A Preferred Shares.

On May 23, 2018, the Company issued 36,363,636 Series A Redeemable Convertible Preferred Shares (“Series A Preferred Shares”) to third-party investors in exchange for a total cash consideration of US$20 million, or US$0.5500 per share. Total issuance costs of Series A Preferred Shares were US$922,589.

The rights, preferences and privileges of Series Angel Preferred Shares, Series Pre-A Preferred Shares and Series A Preferred Shares (collectively “Preferred Shares”) are as follows:

Redemption Rights

Preferred Shares shall be redeemable at the option of holders of the Preferred Shares if:

(1)	the Company has not consummated a Qualified Initial Public Offering (“Qualified IPO”) within five (5) years after the issuance of Preferred Shares; or

(2)	the material breach as defined in the agreement occurs.

The redemption price of Series Angel Preferred Share, Series Pre-A Preferred Shares and Series A Preferred shares was US$0.0528, US$0.0753 and US$0.5500 per share, respectively, plus a single rate of ten percent per annum for the period from the date on which Series Angel Preferred Share, Series Pre-A Preferred Shares and Series A Preferred shares were issued to the date on which the preferred shares are redeemed and the redemption price is paid, plus all accrued but unpaid dividends.

The redemption preference from high priority to low priority is in sequence as follows: (i) Series A Preferred Shares, (ii) Series Pre-A Preferred Shares, and (iii) Series Angel Preferred Shares.

7. MEZZANINE EQUITY (continued)

Conversion Rights

Each holder of Preferred Shares shall have the right, at such holder’s sole discretion, to convert all or any portion of its Preferred Shares into ordinary shares at any time. The conversion rate for Preferred Shares shall be determined by dividing the original issuance price for Series A Preferred Shares or assumed issuance price (which is also the redemption price aforementioned) for Series Pre-A Preferred Shares and Series Angel Preferred Shares (collectively “Preferred Share Issuance Price”) by the conversion price then in effect at the date of the conversion. The initial conversion price will be the Preferred Share Issuance Price (i.e., a 1-to-1 initial conversion ratio), as applicable, which will be subject to adjustments to reflect share dividends, share splits, combination, subdivisions, consolidations, reclassifications, exchange, substitutions, reorganizations, mergers and other dilutive events.

Each preferred share shall automatically be converted into ordinary shares, at the then applicable preferred share conversion price (i) upon the closing of a Qualified IPO or (ii) the prior written approval of the holders of a majority of the Preferred Shares then outstanding.

Voting Rights

Each Preferred Share holder shall carry a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares at the record date for determination of the shareholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited.

Dividend Rights

Each holder of the Preferred Shares shall be entitled to receive preferential, non-cumulative dividends, out of any assets legally available therefor, at an amount equal to the greater of: (i) a single annual rate of eight percent of the Preferred Shares Issuance Price (as adjusted for any subdivisions, consolidations, bonus issues, reclassifications and the like) as and if declared by the Board, or (ii) any dividends which would be distributed to the holders of Preferred Shares on a pro rata, pari passu basis among all holders of ordinary shares and Preferred Shares (on an as-converted basis) when, as and if declared by the Board.

Liquidation Preferences

In the event of any liquidation, dissolution, winding up or deemed liquidation defined in the agreement, either voluntary or involuntary, the holders of Preferred Shares shall be entitled to receive, an amount equal to one hundred percent of Preferred Shares Issuance Price and all accrued or declared but unpaid dividends thereon.

The liquidation right should be settled in the sequence of (i) Series A Preferred Shares, (ii) Series Pre-A Preferred Shares, and (iii) Series Angel Preferred Shares.

Accounting of Series Angel, Series Pre-A and Series A Preferred Shares

The Company classified Series Angel Preferred Shares, Series Pre-A Preferred Shares and Series A Preferred Shares as mezzanine equity in the consolidated balance sheets as they are contingently redeemable upon the occurrence of certain events outside of the Company’s control.

The Company concluded the embedded conversion and redemption option of Series Angel Preferred Shares, Series Pre-A Preferred Shares and Series A Preferred Shares did not need to be bifurcated pursuant to ASC 815 because these terms do not permit net settlement, nor they can be readily settled net by a means outside the contract, nor they can provide for delivery of an asset that puts the holders in a position not substantially different from net settlement.

7. MEZZANINE EQUITY (continued)

The Company also determined that there was no beneficial conversion feature attributable to the Series Angel Preferred Shares, Series Pre-A Preferred Shares and Series A Preferred Shares because the initial effective conversion prices of these preferred shares were higher than the estimated fair value of the Company’s ordinary shares at the relevant commitment dates.

As described above, on May 23, 2018, Class B Preferred Equity were redesignated into Series Angel Preferred Shares. The Company determines whether such amendment or modification to the terms of Series Angel Preferred Shares represents an extinguishment based on a fair value approach. Since the difference between the fair value of the Class B Preferred Shares and Series Angel Preferred Shares upon the modification date was immaterial, the Company initially recorded the Series Angel Preferred Shares at the carrying amount of Class B Preferred Shares on the issuance date of Series Angel Preferred Shares.

As described above, on May 23, 2018, certain portion of ordinary shares of FYXTech BVI and Shenzhen Yale were redesignated into Series Pre-A Preferred Shares. Series Pre-A Preferred Shares were recorded initially at fair value. The excess of fair value of Series Pre-A Preferred Shares upon the issuance date over the carrying amount of ordinary shares was US$3,570,201 was in substance a transfer of wealth from ordinary shareholders to the holders of preferred shares and therefore was treated as deemed dividend to the Series Pre-A Preferred Shareholders.

The Company accreted changes in the redemption value of Series Angel Preferred Shares and Series A Preferred Shares over the period from the date of issuance to the earliest redemption date using the interest method. The accretions were recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded against retained earnings or accumulated deficit. Since the redemption value of Series Pre-A Preferred Shares is less than its carrying amount, no accretion was recorded.

All of the Redeemable Convertible Preferred Shares were converted to equivalent number of Class A Ordinary Shares immediately upon the completion of the Company’s initial public offering on September 30, 2020.

The activities of Series Angel Preferred Shares, Series Pre-A Preferred Shares and Series A Preferred Shares for the years ended December 31, 2019 and 2020 are as follows:

	Series Angel Preferred Shares	Series Pre-A Preferred Shares	Series A Preferred Shares	Total
	US$	US$	US$	US$
Balance as of January 1, 2019	234,394	3,570,201	20,157,863	23,962,458
Accretion	29,214	—	1,911,038	1,940,252

Balance as of December 31, 2019	263,608	3,570,201	22,068,901	25,902,710

Accretion	24,299	—	1,552,727	1,577,026
Conversion to ordinary shares	(287,907)	(3,570,201)	(23,621,628)	(27,479,736)

Balance as of December 31, 2020	—	—	—	—

8. SHARE-BASED COMPENSATION

On June 22, 2018, the Board of Directors of the Company approved and adopted the 2018 Share Incentive Plan (the “2018 Plan”), under which the Company reserves 11,733,506 ordinary shares to motivate employees of the Group. On June 25, 2019, the Board of Directors of the Company approved the reservation of additional 15,000,000 ordinary shares for issuance under the 2018 Plan. On June 16, 2020, the Board of Directors of the Company approved the reservation of additional 15,000,000 ordinary shares for issuance under the 2018 Plan.

Under the 2018 plan, the options are generally subject to a four year service schedule, under which an employee earns an entitlement to vest 25% of his/her option at the end of each year of complete service.

On August 31, 2020, the Board of Directors of the Company approved and adopted the 2020 equity Incentive Plan (the “2020 Plan”), Under the 2020 Plan, the maximum aggregate number of ordinary shares available for issuance is 2,492,603. If the aggregate number of Ordinary Shares reserved and available for issuance pursuant to Awards granted under the 2020 Plan falls below 2% of the total number of Ordinary Shares issued and outstanding on the last day of the immediately preceding fiscal year (the “Limit”), the aggregate number of Ordinary Shares reserved and available for issuance pursuant to Awards granted under the 2020 Plan shall be automatically increased to the Limit on January 1 thereafter. As of December 31, 2020, no share incentive award has been granted under the 2020 Plan.

Under the 2020 plan, the options are generally subject to a four-year service schedule, under which 25% of the option shall vest on the first anniversary of the vesting commencement date, and the remaining portion shall vest monthly over subsequent 36 months on a pro-rata basis.

The Company granted 4,873,822, 19,252,381, 2,607,303, 15,000,000 and 116,000 stock options to its employees in June 2018, June 2019, December 2019, June 2020 and August 2020, respectively. Stock options granted to employees will be exercisable upon the Company’s completion of IPO and shall be forfeited at the time the employee terminates of cause and breaches of the employees’ obligations, three months after termination of employment of the employee or twelve months after employee terminates of death or disability. The exercise price is US$0.10, US$0.18, US$0.22 or US$0.35 for these stock options granted. The options have a contractual term of ten years.

A summary of the share options activities for the years ended December 31, 2020 is presented below:

	Number of shares	Weighted average exercise price	Weighted remaining contractual years	Aggregate intrinsic value
		US$		US$
Outstanding at January 1, 2020	26,733,506	0.19	8.50	100,101,256

Granted	15,116,000	0.35
Forfeited	(136,000)	0.10
Outstanding at December 31, 2020	41,713,506	0.25	8.78	587,342,349

Vested and expect to be vested as of December 31, 2020	41,713,506	0.25	8.78	587,342,349

Exercisable as of December 31, 2020	8,669,543	0.19	8.16	122,626,494

8. SHARE-BASED COMPENSATION (continued)

The fair value of the options granted is estimated on the date of grant using the binomial option pricing model with the following key assumptions used:

	2018	2019	2020
Risk-free rate of return (per annum)	2.9%	1.9%-2.0%	0.70%
Volatility	57.10%	55%-56.2%	56.60%
Expected dividend yield	0%	0%	0%
Exercise multiple	2.2	2.2-2.8	2.2-2.8
Fair value of underlying ordinary share	0.35	3.02-3.94	5.12
Expected term	10	10	10

The estimated fair values of the underlying ordinary shares at the grant date was estimated by management with the assistance of an independent valuation firm. The Company first determined its enterprise value by using income approach, which required the estimation of future cash flows, and the application of an appropriate discount rate with reference to comparable listed companies engaged in the similar industry to convert such future cash flows to a single present value, and then allocated the enterprise value between the ordinary shares and preferred shares. The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company’s options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option.

The weighted average grant date fair value of the share options for the years ended December 31, 2018, 2019 and 2020 was US$0.26, US$2.96 and US$4.78, respectively. Since the exercisability is dependent upon the completion of an initial public offering of the Company, no compensation expense relating to the options was recorded for the years ended December 31, 2018 and 2019. Upon the completion of IPO, the Company immediately recognized share-based compensation expenses of US$46,458,472 of options vested cumulatively. For the year ended December 31, 2020, the Company recognized US$60,805,483 share-based compensation expenses. The total share-based compensation expenses allocated to cost of revenues, selling and marketing expenses, general and administrative expenses and technology and product development expenses was US$16,255,275, US$ 7,672,437, US$ 35,861,913 and US$1,015,858, respectively.

As of December 31, 2020, US$76,830,482 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 1.14 years.

9. INCOME TAX

a)	Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands (“BVI”)

Under the current laws of the BVI, the Company’s entity incorporated in the BVI is not subject to tax on income or capital gains. In addition, upon payments of dividends by the entity to their shareholders, no BVI withholding tax will be imposed.

UAE

Under the current laws of the UAE, the Company is not subject to tax on income or capital gain. Additionally, UAE does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary is subject to Hong Kong profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. Payments of dividends by the Hong Kong subsidiary to the Company is not subject to withholding tax in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiaries in Hong Kong have accumulated loss for the years ended December 31, 2018, 2019 and 2020.

PRC

The Company’s PRC subsidiaries are subject to the PRC Corporate Income Tax Law (“CIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

The CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the CIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is more likely than not that its operations outside the PRC should be considered a resident enterprise for PRC tax purposes.

9. INCOME TAX (Continued)

Income before income taxes were generated in the following jurisdictions:

	For the Year Ended December 31,
	2018	2019	2020
	US$	US$	US$
British Virgin Islands (B.V.I)	22,887,838	(382)	(976)
UAE	(3,331,781)	27,663,586	63,056,081
PRC, excluding HK S.A.R.	845,644	2,142,160	(57,038,284)
HK S.A.R.	(619)	(85,436)	65,233
Cayman Islands	103,904	(359,359)	(2,007,587)

Total	20,504,986	29,360,569	4,074,467

Income tax expense recognized in the consolidated statement of comprehensive income consists of current income tax expense.

The effective income tax rate for the years ended December 31, 2018, 2019 and 2020 was 1.3%, 1.5% and 21.1%, respectively. All the income tax expense was related to the subsidiaries located in PRC, which were subject to the PRC statutory income tax at the rate of 25% for their taxable income.

Deferred income tax assets are as follows:

	As of December 31,
	2019	2020
	US$	US$
Deferred tax assets
—Net operating loss carry forwards	40,859	3,334
Less: Valuation allowance	(40,859)	(3,334)

Total deferred income tax assets	—	—

Changes in valuation allowance are as follows:

	As of December 31,
	2019	2020
	US$	US$
Balance at the beginning of the year	102	40,859
Additions	40,757	131
Reversals	—	(37,656)

Balance at the end of the year	40,859	3,334

A valuation allowance is provided against deferred income tax assets when the Group determines that it is more likely than not that the deferred income tax assets will not be utilized in the foreseeable future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit or retained earnings, existence of taxable temporary differences and reversal periods.

10. DIVIDEND TO SHAREHOLDERS

On May 18, 2020, the Board of Directors of the Company approved the declaration of cash dividend of US$ 0.07 per share to the Company’s ordinary shareholders and preferred shareholders in the amount of US$9,010,045, which was paid in May 2020.

11. EARNINGS (LOSS) PER SHARE

The following table sets forth the basic and diluted earnings (loss) per share computation and provides a reconciliation of the numerator and denominator for the periods presented. Shares issuable for little consideration relating to the vested share options have been included in the number of outstanding shares used for basic earnings per share:

	For the Year Ended December 31,
	2018	2019	2020
	US$	US$	US$
Numerator:
Net Income	20,241,623	28,924,803	3,213,386
Deemed dividend to Class A Redeemable Convertible Preferred Equity Holders	(2,700,000)	—	—
Deemed dividend to Class C Redeemable Convertible Preferred Equity Holder	(3,781,363)	—	—
Deemed dividend to Series Pre-A Redeemable Convertible Preferred Shareholders	(3,570,201)	—	—
Accretion of redeemable convertible preferred shares	(1,127,052)	(1,940,252)	(1,577,026)
Dividends distributed to redeemable convertible preferred shareholders	—	—	(3,704,083)
Distribution to the shareholders of FYXTech BVI and Shenzhen Yale in connection with the Reorganization	(18,146,091)	—	—
Earnings attributable to redeemable convertible preferred shareholders	—	(11,093,510)	—

Numerator for basic and diluted earnings (loss) per share calculation	(9,083,084)	15,891,041	(2,067,723)

Denominator:
Weighted average number of ordinary shares	73,393,941	73,393,941	91,755,810

Denominator for basic and diluted earnings (loss) per share calculation	73,393,941	73,393,941	91,755,810

Earnings (loss) per ordinary share
— Basic and diluted	(0.12)	0.22	(0.02)

For the purpose of calculating loss per share for the year ended December 31, 2018, the weighted average number of ordinary shares outstanding used in the calculation has been retrospectively adjusted to reflect the issuance of ordinary shares in connection with the Reorganization (see note 1), as if the Reorganization had occurred at the beginning of the year.

The potential dilutive securities that have not been included in the calculation of diluted /earnings (loss) per share as their inclusion would be anti-dilutive are as follow:

	For the Year Ended December 31,
	2018	2019	2020
Redeemable convertible preferred shares	51,236,189	51,236,189	—
Share options	—	—	35,764,660

12. REVENUE INFORMATION

Revenues consist of the following:

	For the Year Ended December 31,
	2018	2019	2020
		US$	US$
Revenues generated from group chatting services	42,371,174	63,437,224	122,978,167
Revenues generated from game services	—	27,350	11,949,243

Total revenues	42,371,174	63,464,574	134,927,410

The Company’s platform does not require real-name and country of registration of its users. Therefore the Company does not disclose the revenue information by geographical region because country information of its users are not available or not verified by the Company.

13. RELATED PARTY TRANSACTIONS

On July 1, 2018, the Co-founders and FYXTech BVI entered into a loan agreement, pursuant to which FYXTech BVI agreed to provide loans with amount up to US$12 million to the Co-founders. The loan period is 24 months from the first disbursement date. For the year ended December 31, 2018, FYXTech BVI had lent US$10,260,950 to the Co-founders. As of December 31, 2018, the loans to the Co-founders was US$10,260,950. As FYXTech BVI ceased to be consolidated within the Group upon the completion of the Reorganization, the balance of loans to the Co-founders were not included in the Group’s consolidated balance sheet as of December 31, 2018.

14. COMMITMENTS AND CONTINGENCIES

The Group leases its offices under non-cancelable operating lease agreements. Rental expenses were US$235,465, US$567,548 and US$926,117 for the years ended December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2020, future minimum lease commitments, all under office non-cancelable operating lease agreements, were as follows:

Year ending December 31,	Office
2021	852,434
2022	474,016
2023	202,676

Except for those disclosed above, the Group did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2020.