Form 20-F
period 2021-12-31
Yalla Group Ltd
filed 2022-04-25
CIK 1794350

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

#238, Building 16, Dubai Internet City, PO BOX 501913
Dubai, United Arab Emirates
(Address of principal executive offices)

Yang Hu, Chief Financial Officer
Telephone: +971 4453 9123
Email: hu.yang@yalla.live
Address: #238, Building 16, Dubai Internet City, PO BOX 501913

Dubai, United Arab Emirates
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class American Depositary Shares, each representing one Class A ordinary share	Trading Symbol YALA	Name of each exchange on which registered New York Stock Exchange
Class A ordinary shares, par value US$0.0001 per share*	N/A	New York Stock Exchange

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

122,940,463 Class A ordinary shares were outstanding as of December 31, 2021

24,734,013 Class B ordinary shares were outstanding as of December 31, 2021

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

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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
•
“registered users” are to users who have registered accounts on our main mobile applications as of a given time; a registered user is not necessarily a unique user, however, as an individual may register multiple accounts on our main mobile applications, and consequently, the number of registered users we present in this annual report may not equal the number of unique users who have registered on our main mobile applications as of a given time; Yalla and Yalla Ludo have been our main mobile applications since the beginning of the periods presented herein, and Yalla Parchis has been a main mobile application of our company since the third quarter of 2021;
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

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Our Operations in China

We are a leading voice-centric social networking and entertainment platform in MENA, and we primarily generate revenue through our subsidiary in the United Arab Emirates. We have our headquarters in Dubai, and at the same time, our technology and product development team and certain members of our management, among others, are located in China, and we have operating subsidiaries incorporated under and governed by the laws of the PRC. Therefore, we face various risks and uncertainties related to operating in China. PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, issuers with operations in China could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including those affecting the Internet industry, may cause the value of our ADSs to significantly decline. Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. See “—D. Risks Factors—Risks Relating to Doing Business in Certain Countries and Regions—The economic, political and social conditions in MENA and China, as well as government policies, laws and regulations, could affect our business, financial condition and results of operations.”

Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted in December 2020 and may affect our ability to maintain our listing on the NYSE. Pursuant to the HFCA Act, if the SEC determines that we are an issuer that has filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the U.S. Public Company Accounting Oversight Board (PCAOB), or a covered issuer, for three consecutive years beginning in 2021, the SEC shall prohibit our ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. As stated in its report dated December 16, 2021, the PCAOB has determined that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor as an independent registered public accounting firm. See “D. Risks Factors—Risks Relating to Doing Business in Certain Countries and Regions—Due to the enactment of the HFCA Act, we may not be able to maintain our listing on the NYSE.”

a.
[Reserved]
b.
Capitalization and Indebtedness

Not Applicable.

c.
Reasons for the Offer and Use of Proceeds

Not Applicable.

d.
Risk Factors

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks we face, organized under relevant headings:

Risks Relating to Our Business and Industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

•
if we fail to retain our existing users, keep them engaged or further grow our user base, our business, operation, profitability and prospects may be materially and adversely affected;
•
we face risks and uncertainties regarding the growth of the voice-centric social networking and entertainment industry and market acceptance of our platform and services;
•
if we fail to effectively manage our growth and control our spending to maintain such growth, our brand, business and results of operations may be materially and adversely affected;
•
our revenue model for voice-centric social networking and entertainment community may not remain effective and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit;
•
if we fail to maintain and enhance our brand or if we incur excessive expenses in this effort, our business, results of operations and prospects may be materially and adversely affected;
•
we plan to continue expanding into additional markets where we have limited operating experience and may be subject to increased business, economic and other risks that could affect our operating results;
•
we face competition in several major aspects of our business. If we fail to compete effectively, we may lose users, which could in turn materially and adversely affect our business, financial condition and results of operations;
•
our limited operating history with a relatively new business model in a relatively new market makes it difficult to evaluate our business and growth prospects;
•
our community culture is vital to our success. Our operations may be materially and adversely affected if we fail to maintain the culture of the Yalla community; and
•
our business is highly dependent on the proper functioning and improvement of our information technology systems and infrastructure. Our business and operating results may be harmed by service disruptions, or by our failure to timely and effectively scale up and adjust our existing technology and infrastructure.

Risks Relating to Doing Business in Certain Countries and Regions

We are subject to risks and uncertainties relating to doing business in certain countries and regions in general, including, but are not limited to, the following:

•
investments in emerging markets are subject to greater risks than those in more developed markets;
•
the economies of a number of our markets in MENA are highly dependent upon the oil and gas industry;
•
our business may be adversely affected by changes in government policies, laws and regulations in the UAE;
•
we may be required to be listed in the UAE; and
•
the economic, political and social conditions in MENA and China, as well as government policies, laws and regulations, could affect our business, financial condition and results of operations.

Risks Relating to the American Depositary Shares

Risks relating to our ADSs, include, but not limited to, the following:

•
the trading price of the ADSs may be volatile, which could result in substantial losses to you;

•
if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline;
•
because we do not expect to pay cash dividends in the foreseeable future, you may not receive any return on your investment unless you sell your Class A ordinary shares or ADSs for a price greater than that which you paid for them; and
•
substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

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

We primarily generate our revenue by providing group chatting and games services. We operate our voice-centric social networking and entertainment platform using a revenue model whereby users can get free access to the basic functions on our platform for our group chatting service but have the options to purchase virtual currencies. Individual users consume virtual currencies to purchase virtual items and upgrade services or play games on our platform. Virtual items primarily consist of various virtual gifts and privileges in chat rooms or games. Upgrade services primarily consist of VIP rights or premium membership on our platform. Although our voice-centric social networking and entertainment business has experienced significant growth in recent years, we may not achieve a similar growth rate in the future, as the user demand for this service may change, decrease substantially or dissipate, or we may fail to anticipate and serve user demands effectively.

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

We are headquartered in the UAE, and MENA is our key market. As of December 31, 2021, our mobile platform was available in over 100 countries, with Yalla in eight languages and Yalla Ludo in two languages. We believe the sustainable growth of our business depends on our ability to increase the penetration of our products in both our existing and new markets. Our continued international operations and global expansion may result in increased costs and expose us to a number of challenges and risks, including:

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
•
burdens of complying with local laws and regulations, including in respect of Internet content control, social media content, virtual currencies and other virtual items, cybersecurity and data privacy, anti-corruption, payment and anti-money laundering, minors protection, licensing, approval or filing requirements, intellectual property protection, taxation, exchange controls, and economic sanctions;
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

Our business operations commenced in April 2016, with commercialization beginning in the same year. We have experienced growth in the number of active users and total revenues in recent years. Our average MAUs increased from 4.2 million in the three months ended December 31, 2019 to 16.4 million in the same period of 2020, and further increased to 28.1 million in the same period of 2021. Our paying users experienced similar rapid growth during the period. Our revenues increased by 112.6% from US$63.5 million in 2019 to US$134.9 million in 2020, and further increased by 102.4% to US$273.1 million in 2021. However, our operational and financial growth in 2019, 2020 and 2021 may not be indicative of our future performance, as our operating results represent a limited history and sample size and may be hard to repeat in the future. For example, due to the COVID-19 outbreak, people in impacted regions, including MENA, have generally spent more time online and engaged in more online social networking and entertainment activities, which contributed to the significant increase in our MAU, paying users and revenues. We cannot assure you that we will be able to maintain such growth after quarantine measures and other restrictions due to COVID-19 pandemic are lifted and more offline activities are resumed in our target markets.

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

Our business could be adversely affected by the effects of epidemics or pandemics. In recent years, there have been outbreaks of epidemics in MENA, China and globally. Our business operations could be disrupted if any of our employees are suspected of having COVID-19, H1N1 flu, avian flu or another epidemic or pandemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the economy in our target markets in general and the mobile Internet industry in particular. In particular, the COVID-19 has continued to spread globally, including several countries in MENA. Government measures designed to control the spread of the virus, such as restrictions on travel and the closing-down of businesses to the public, may result in a decline of economic activities in our target markets. Such decline may have a material and adverse impact on our business, results of operations and financial condition. The extent of such impact will depend largely on future developments, which are highly uncertain, including the severity of the outbreak in our target markets and future government measures in response to the outbreak, among other things. In addition, we have implemented working-from-home arrangements for our employees as a result of the outbreak. While we have not experienced any disruption in our operations, such arrangements may adversely affect the efficiency of our workforce.

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

We are headquartered in the UAE. MENA is our key market. While the UAE is seen to have a relatively stable political environment, certain other jurisdictions in MENA are not. In particular, since early 2011 there have been increased political risks in several countries in the region, including Algeria, Bahrain, Egypt, Libya, Morocco, Oman, Saudi Arabia, Tunisia and Syria. These risks have ranged from public demonstrations to, in extreme cases, armed conflicts and civil war and have given rise to a number of regime changes and increased political uncertainty across the region. In particular, the armed conflicts in Syria, Iraq and Yemen have the potential to further destabilize the region, further increase uncertainty and have a material negative impact on the regional economy. In mid-2017, Bahrain, Saudi Arabia, the UAE and certain other countries imposed sanctions on Qatar, which remain in place. In January 2020, the United States conducted a drone strike that killed the Iranian general Qasem Soleimani, which escalated tensions between the United States and Iran and heightened the risk for a military conflict between the two countries. The fluctuations in oil price and the COVID-19 pandemic may materially and adversely affect the economic conditions in MENA. The financial, political and general economic conditions prevailing from time to time across MENA may affect mobile users’ willingness and ability to spend on the mobile Internet and have a material adverse impact on our performance and operating results. It is not possible to predict the occurrence of events or circumstances such as war or hostilities, or the impact of such occurrences, and no assurance can be given that we would be able to sustain our current profit levels if adverse political events or circumstances were to occur, particularly in MENA. A general downturn or instability in certain sectors of MENA’s economies could have an adverse effect on our business. In addition, we may be affected by unexpected changes in regulations and enforcement, nationalization of assets and other governmental actions by the host countries, government regulations that favor local competitors, changing taxation policies, restrictions on converting foreign currencies into U.S. dollars, most of which are beyond our control. Investors should also note that our business could be adversely affected by political, economic or related developments both within and outside MENA because of inter-relationships within the global financial markets.

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

On June 22, 2018, we adopted a share incentive plan, which was amended and restated on November 19, 2019 and was further amended in June 2020, or the 2018 Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for a detailed discussion. As of December 31, 2021, 36,038,955 Class A ordinary shares were issuable upon the exercise of outstanding share options under the 2018 Plan, and 47,000 Class A ordinary shares were available for future equity awards under the 2018 Plan. On August 31, 2020, we adopted the 2020 Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for a detailed discussion. As of December 31, 2021, 863,000 Class A ordinary shares were issuable upon the exercise of outstanding share options under the 2020 Plan, and 2,015,602 Class A ordinary shares were available for future equity awards under the 2020 Plan. We are required to recognize compensation expense for an equity award over the period in which the recipient is required to provide service in exchange for the equity award. We recognized share-based compensation expenses in the amount of US$43.9 million in 2021. As of December 31, 2021, the total unrecognized compensation expense associated with share options amounted to US$40.9 million. If additional share options or other equity incentives are granted to our employees, directors or consultants in the future, we will incur additional share-based compensation expense and our results of operations will be further adversely affected.

Our corporate actions are substantially controlled by our Chairman and Chief Executive Officer, Mr. Tao Yang, who has the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

Our third amended and restated memorandum and articles of association provides that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 20 votes. Mr. Tao Yang, our Chairman and Chief Executive Officer, beneficially owns all the Class B ordinary shares issued and outstanding and exercises 85.8% of the aggregate voting power of our total issued and outstanding shares as of March 31, 2022. As a result, Mr. Tao Yang has the ability to control or exert significant influence over important corporate matters; investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

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

Our voice-centric social networking and entertainment platform enables users to chat, play games and engage in various forms of other online communications in real time. We also allow users to share texts, images and other content with each other through our platform. However, our platform does not require real-name registration and identity verification of our users. In addition, because all of the audio and text communications on our platform are conducted in real time, we are unable to examine the content generated by our users on air before they are streamed on our platform. We require all users to agree to our terms of service upon account registration. Our terms of service set out types of content strictly prohibited on our platform, and we have also developed a content monitoring system that utilizes primarily automation, as well as manual screening, to filter inappropriate content. We also encourage users to report any non-compliance of our terms of service. However, due to the immense quantity of user-generated content on our platform, we may not be able to detect all violations of our terms of service or inappropriate or illegal content streamed, displayed or exchanged over our platform, or determine the type of content or actions that may result in liability to us. Our automated screening system may fail to timely screen out and remove inappropriate or illegal content. As such, relevant government authorities could identify inappropriate or illegal content on our platform, which could lead to restrictions on access to our platform in the relevant jurisdictions. Even if we manage to identify and remove offensive content, we may still be held liable. Negative publicity of incidents related to inappropriate or illegal content on our platform or any misuse of our platform by users could also adversely affect our brand image. As a result, our ability to retain or increase our user base and user engagement may be adversely affected, we may not be able to maintain or grow our revenues as anticipated, and our business prospects and financial results could be adversely affected.

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

Concerns about our practices with regard to the collection, use, retention, transfer, disclosure, processing and security of personal information or other privacy-related matters, such as cybersecurity breaches, misuse of personal data and data sharing without necessary safeguards, even if unfounded, could damage our reputation and operating results. MENA is our key market, and we have data centers with servers that collect and process our user data mainly in Germany and the United States. In addition, we also have three data backup nodes for backup and disaster recovery purpose in Oman, Qatar and Dubai. As of December 31, 2021, our platform was available in over 100 countries. The United Arab Emirates issued Federal Decree-Law No. 45 of 2021 regarding the Protection of Personal Data which came into effect on January 2, 2022. See “Item 4. Information on the Company—B. Business Overview—Regulation—United Arab Emirates—Regulations Relating to Technology Media and Telecommunications—Data protection laws” for details. Furthermore, the regulatory frameworks regarding privacy issues in many jurisdictions are constantly evolving and can be subject to significant changes from time to time, and therefore we may not be able to comprehensively assess the scope and extent of our compliance responsibility at a global level. For example, the PRC regulatory frameworks with regard to data security and data protection is evolving. The PRC Civil Code, the PRC Cyber Security Law, the Personal Information Protection Law, and the PRC Data Security Law set forth the regime to protect individual privacy and personal data security in general by requiring internet service providers to collect data in accordance with the laws and in proper manner, and obtain consents from internet users prior to the collection, use or disclosure of internet users’ personal data, and the PRC Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of China’s “critical information infrastructure.” See “Item 4. Information on the Company—B. Business Overview—Others—Regulations Relating to Personal Privacy and Data Protection.” The developing requirements relating to clear and prominent privacy notices (including in the context of obtaining informed and specific consents to the collection and processing of personal data, where applicable) may potentially deter users from consenting to certain uses of their personal information. In general, negative publicity of us or our industry regarding actual or perceived violations of our users’ privacy-related rights, including fines and enforcement actions against us or other similarly placed businesses, may also impair users’ trust in our privacy practices and make them reluctant to give their consent to share their data with us.

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

We collect, store, transmit and process personal and other sensitive data generated by our users through their interactions with our apps. We may be exposed to risks of security breaches or unauthorized access to or cyber-attacks on our systems or the data we store. Our efforts to protect our data may be unsuccessful due to software “bugs,” system errors or other technical deficiencies, mistakes or malfeasance of our employees or contractors, vulnerabilities of our vendors and service providers, or other cybersecurity-related vulnerabilities. Although we have developed systems and processes that are designed to prevent and detect security breaches and protect our users’ data, we cannot guarantee that such measures will be sufficient defenses against the evolving techniques used to obtain unauthorized access, disable or degrade services or sabotage systems. Any failure to prevent, detect, or mitigate security breaches, cyber-attacks or other unauthorized access to our systems, theft of users’ accounts or disclosure of our users’ data, including personal information, could result in loss or misuse of such data, interruptions to the services we provide, diminished user experience, loss of user confidence and trust in our products, impairment of our network and technological infrastructure, and harm to our reputation and business, significant legal and financial exposure and potential lawsuits brought by private individuals or regulators. In addition, as we have servers mainly in data centers in Germany and the United States, as well as in data backup nodes in Oman, Qatar and Dubai, we may incur significant costs in protecting them against, or remediating, security breaches and cyber-attacks.

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

Our mobile applications enable voice-based, real-time communications on the Internet. As a result, we may be deemed to offer regulated Internet or telecommunications services that require licenses in certain jurisdictions. For example, the law of Saudi Arabia is unclear about whether we are required or eligible to obtain licenses for our provision of audio social media services, including the Voice Over Internet Protocol, or VoIP, license. It is also unclear whether our mobile applications fall into regulated telecommunications services or violate any other local telecommunication requirements in the jurisdictions in which our mobile applications are available.

In addition, we may be found by regulators and/or licensed telecommunications service providers in the UAE to be providing VoIP services without the requisite licenses. VoIP services are specifically regulated under Voice over Internet Protocol Policy, or VoIP Policy, issued by the UAE Telecommunications and Digital Government Regulatory Authority, or the TDRA, on December 30, 2009. “VoIP Services” are defined for the purposes of the VoIP Policy as “all of the services and technologies that allow transmitting, receiving, delivering and routing of voice telecommunications by means of Internet Protocol (IP).” Yalla apps’ free voice chat function may be deemed VoIP services, as such chat function delivers voice communications and multimedia content over the Internet.

Based on a strict interpretation of laws and regulations, VoIP services can only be used in the UAE in limited circumstances where:

•
the VoIP service is provided between users of a “Closed Group Network” where the relevant calls originate and terminate in the UAE in accordance with the TDRA’s VoIP Policy; or
•
the VoIP service is a paid service provided through the local public telecommunications service providers licensed by the TDRA under Federal Law No 3 of 2003 Regarding The Organization of The Telecommunications Sector, as amended, or the Telecoms Law.

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

As of March 31, 2022, we had not obtained any VoIP or other telecommunications license and we have not received any notification from regulators or licensed telecommunications service providers alleging that we provide unlicensed VoIP or telecommunications services. We are nonetheless subject to uncertainties in laws and regulations, including those in MENA. We cannot assure you that we are exempt from the licensing requirements relating to Internet or telecommunications services in the relevant jurisdictions. If our mobile applications were found by a regulatory authority to be in violation of any applicable laws or regulations, such as the lack of requisite approvals or licenses, we may no longer be able to offer our mobile applications in the relevant jurisdiction, and we may also be subject to other penalties. Any such penalties or enforcement actions may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

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

We regard our trademarks, patents, software copyrights, copyrights, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success. We rely on a combination of patent, software copyright, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have invested significant resources to develop our own intellectual property. Failure to maintain or protect these rights could harm our business. For example, we have not registered our “Yalla” or “Yalla Ludo” words or logos as trademarks in certain jurisdictions in which our mobile applications are available. In certain other jurisdictions, our trademark registrations did not cover our main activities such as software and entertainment services. While we are in the process of applying for relevant trademark registrations in MENA and certain other jurisdictions, we cannot guarantee that the trademark offices in these jurisdictions will grant our trademark applications or that third parties will not oppose our trademark applications. If our trademarks are not granted or successfully challenged, we could be forced to rebrand our products and services, which could result in loss of brand recognition and require us to devote resources to advertising and marketing new brands. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

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

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2021, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, beginning at the same time, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

As of December 31, 2021, we had remediated the material weakness previously identified by us and our independent registered public accounting firm in the course of preparation and auditing the consolidated financial statements as of and for the year ended December 31, 2020, which was related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues, and related presentation and disclosure in accordance with U.S. GAAP and SEC financial reporting requirements. As of December 31, 2021, our management had concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures— Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued a report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021.

However, our internal control over financial reporting may not prevent or detect all errors and all fraud for a variety of reasons. In addition, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the trading price of our ADSs could decline and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities.

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
•
compliance with a variety of US and other foreign laws, including (i) compliance (historical and future) with the requirements of applicable anti-bribery laws, including the UK Bribery Act 2010 and the US Foreign Corrupt Practices Act of 1977, and (ii) compliance (historical and future) with sanctions and export control provisions (including the US Export Administration Regulations) in several jurisdictions, including the European Union, the United Kingdom and the United States; and
•
potential lack of reliability as to title to real property in certain jurisdictions.

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

Oil prices declined significantly beginning in June 2014, and although prices have recovered in 2018, they have remained volatile with periodic declines. If oil prices decline again, this is likely to have an adverse effect on the GDP and other economic indicators of oil producing markets, such as the UAE and Saudi Arabia, and may also negatively impact consumer confidence and purchasing power, resulting in lower overall expenditure by mobile users, which could have a material adverse effect on our business, financial condition and results of operations.

Our business may be adversely affected by changes in government policies, laws and regulations in the UAE.

Our operating subsidiary in the UAE, Yalla Technology FZ-LLC, functions as our primary business operation center and engages in sales, customer service and other business operations. As such, our business may be adversely affected by changes in government policies, laws and regulations in the UAE. For example, although the UAE currently does not have any corporate tax, the Ministry of Finance has announced that a federal corporate tax will be implemented for financial periods starting on June 1, 2023. Moreover, value added tax, or VAT, was introduced in the UAE on January 1, 2018 at a rate of 5%. The relevant legislation provides that electronic services that are automatically delivered over the Internet, over an electronic network or over an electronic marketplace are not subject to VAT in the UAE, if such electronic services are used or enjoyed outside of the UAE. See “Item 4. Information on the Company—B. Business Overview—Regulation—United Arab Emirates—Regulations Relating to Tax” for details. The introduction of these tax provisions in the UAE has not had and we do not expect would have a material impact on our business. However, any further change in the tax provisions in the UAE could increase our tax burden, the costs for users to purchase our virtual currencies and may reduce user spending as a result, which could adversely affect our revenues.

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

Among others, our technology and product development team and certain members of our management are located in the PRC, and we have operating subsidiaries incorporated under and governed by the laws of the PRC. Accordingly, our results of operations and prospects are, to a certain degree, subject to economic, political and legal developments in China. The economy of China differs from the economies of most developed countries in many respects, including the extent of government involvement, its level of development, its growth rate and its control over foreign exchange. The PRC government plays a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policies and providing preferential treatments to particular industries or companies. All of these factors could affect the economic conditions in China and, in turn, our business.

Since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. For example, we have been subject to stricter regulatory requirements in terms of our labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for the benefit of our employees. We cannot assure you that our employment practices have complied or will be able to comply with all labor-related laws and regulations in China. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. In addition, PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, issuers with operations in China could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including those affecting the Internet industry, may cause the value of our ADSs to significantly decline. Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

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

Certain of our directors and officers have completed initial SAFE registration in connection with our financings in accordance with SAFE under SAFE Circular 37. However, we cannot assure you that they will continue to make required filings or updates upon any subsequent change in a timely manner, or at all. Moreover, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make or update such registrations, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations and outbound investment related regulations, and there is no assurance that such registration, approval, and any subsequent amendment will be completed in a timely manner, or will be completed at all. Failure by our shareholders or beneficial owners to comply with SAFE regulations or outbound investment related regulations, could subject such shareholders or beneficial owners to fines or legal sanctions from the relevant PRC authorities, and may result in adverse impact on us, such as restrictions on our overseas or cross-border investment activities or our ability to distribute dividends, or influence on our ownership structure.

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

The audit report included in this annual report is prepared by an auditor who is not inspected by the PCAOB and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in this annual report, as auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the U.S. and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S. listed companies with significant operations in China. The joint statement reflects the U.S. regulators’ heightened interest in this issue. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S. listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in investing in companies that are based in or have substantial operations in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading, and there is also a greater risk of fraud. In the event of investor harm, there is substantially less ability to bring and enforce SEC, Department of Justice and other U.S. regulatory actions, in comparison to U.S. domestic companies, and the joint statement reinforced past SEC and PCAOB statements on matters including the difficulty to inspect audit work papers in China and its potential harm to investors.

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

Due to the enactment of the HFCA Act, we may not be able to maintain our listing on the NYSE.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in December 2020, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities in the auditor’s local jurisdiction, or covered issuers. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on governmental ownership and control of such issuers in their SEC filings. Furthermore, pursuant to the HFCA Act, if the SEC determines that we are a covered issuer for three consecutive years beginning in 2021, the SEC shall prohibit our ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

The SEC and the PCAOB have adopted new rules to implement the HFCA Act. Specifically, on November 5, 2021, the SEC announced the approval of the PCAOB’s new rule related to the PCAOB’s responsibilities under the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC announced the adoption of final amendments to implement the submission and disclosure requirement of the HFCA Act following its interim final amendments announced in March 2021. The adopting release establishes the SEC’s procedures for identifying covered issuers and for prohibiting the trading of covered issuers’ securities. The SEC will identify covered issuers as early as possible after companies file their annual reports for fiscal years beginning after December 18, 2020 and on a rolling basis. Furthermore, pursuant to the HFCA Act, the PCAOB issued a report on December 16, 2021 notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, including our auditor as an independent registered public accounting firm. In March 2022, the SEC issued its first “conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years, and the SEC has subsequently updated such list. We anticipate being added to the list shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our and our auditor’s control.

The U.S. regulatory regime in this area may continue to develop in the future. For example, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. The enactment of such law would reduce the time before our ADSs may be prohibited from trading in the U.S. and delisted from the NYSE.

As a result of the foregoing legislative and regulatory developments in the United States, we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Global Select Market, or that you will always be allowed to trade our ADSs. If we were subject to the trading prohibitions of the HFCA Act, the market price and liquidity of our ADSs will be materially and adversely affected.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that, under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future non-compliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding U.S.-listed companies with operations in China, and the market price of our ADSs may be adversely affected.

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

The trading prices of the ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on September 30, 2020, the trading prices of our ADSs ranged from US$3.51 to US$41.35 per ADS, and the last reported trading price on April 22, 2022 was US$4.05 per ADS. The prices for our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies from emerging markets. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of the securities of other companies from emerging markets after their offerings, including technology companies and social media platforms, may affect the attitudes of investors toward companies from emerging markets listed in the U.S., which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other companies from emerging markets may also negatively affect the attitudes of investors towards companies from emerging markets in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the U.S., China and other jurisdictions in late 2008, early 2009, the second half of 2011, 2015 and the first quarter of 2020, which may have a material and adverse effect on the trading price of the ADSs. In particular, concerns about the economic impact of the COVID-19 pandemic and the Ukraine-Russia war have triggered significant price fluctuations in the U.S. stock market.

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

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline significantly. As of December 31, 2021, we had 122,940,463 Class A ordinary shares and 24,734,013 Class B ordinary shares outstanding. All ADSs representing our Class A ordinary shares are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding after our initial public offering are available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.

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

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our third amended and restated articles of association, the minimum notice period required to convene a general meeting is ten clear days. Pursuant to such requirement, there needs to be at least ten days between the notice of a general meeting being given and the general meeting, with neither the date on which the notice is, or is deemed to be, given nor the date of the general meeting being counted towards such ten-day notice period. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your Class A ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting materials to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but there can be no assurance that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

In the past, shareholders of a public company often brought securities class action suits against companies following periods of instability in the market price of those companies’ securities. On August 13, 2021, we and certain of our directors and officers were named as defendants in a putative shareholder class action lawsuit filed in the United States District Court for the Southern District of New York. This action was brought on behalf of persons who purchased or acquired our securities pursuant or traceable to our September 29, 2020 initial public offering. The complaint alleged violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 based on allegedly false and misleading statements or omissions in our registration statement issued in connection with our initial public offering. Lead plaintiffs were appointed on November 8, 2021. On January 12, 2022, lead plaintiffs voluntarily dismissed the action in its entirely with prejudice pursuant to Federal Rule of Civil Procedure 41(a)(1). The dismissal was without costs or other award to either party.

We may in the future be involved in other class action suits, which could divert a significant amount of our management’s attention and other resources from our business and operations. Class action suits or other disputes could harm our results of operations and require us to incur significant expenses to defend the suit. Any such suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, even if the ADS holder subsequently withdraws the underlying ordinary shares. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims and the venue of the hearing.

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

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for our most recent taxable year, although there can be no assurance that we will not be a PFIC in the current taxable year or the foreseeable future.

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

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

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

We currently operate our business mainly through Yalla UAE, Hangzhou Yale and Shenzhen Moov. Yalla UAE functions as our primary business operation center and engages in sales, marketing, customer service and other business operations. Hangzhou Yale performs technology and product development functions. Shenzhen Moov primarily performs marketing and financial reporting functions.

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

Today, we are a leading voice-centric social networking and entertainment platform in MENA. We have built a large and vibrant Yalla community. In the fourth quarter of 2021, approximately 28.1 million users visited our platform on average each month, and the number of paying users on our platform reached 8.4 million during the same period.

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

Our Financial Performance

We have experienced strong revenue growth in recent years. We primarily generate our revenue by providing group chatting and games services. Individual users consume virtual currencies to purchase virtual items and upgrade services or play games on our platform. Virtual items primarily consist of various virtual gifts and privileges in chat rooms or games. Upgrade services primarily consist of VIP rights or premium membership on our platform. Our revenues increased by 112.6% from US$63.5 million in 2019 to US$134.9 million in 2020 and further increased by 102.4% to US$273.1 million in 2021.

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

Furthermore, we have been working on expanding our product portfolio to serve MENA users’ evolving needs in online social networking and entertainment as well as to explore oversea markets. Besides our two flagship mobile applications Yalla and Yalla Ludo, we have also launched three more casual game mobile applications targeting different regions, namely Yalla Baloot, a card game designed for Saudi Arabian users, 101 Okey Yalla, a board game designed for Turkish users, and Yalla Parchis, a South American version of Yalla Ludo. We also launched YallaChat, which is an instant message, or IM, product designed specifically for Arabic users, as we firmly believe that in the digital era, an IM product with features tailored to local users’ preferences addresses a fundamental need. In addition, we have launched a metaverse social app, WAHA, as we see strong potential for development and innovation in this area. Though we expect that these various new products will enable us to further diversify our revenue streams in the future, currently our flagship mobile applications, Yalla and Yalla Ludo, still contribute to the majority of our revenues.

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

Localized Online Events

We organize localized online events, most of which are based on traditional holidays, to further enhance user engagement and interactions. In 2021, we organized 43 online events in Yalla and 24 in Yalla Ludo, all of which were based on Islamic traditional festivals or localized Arabic designs to enhance user engagement and interaction. For example, during the important Islamic festival of Eid al-Adha (July 19, 2021), Amir participated in the online celebration in Yalla after completing his religious routine. He voice-chatted with friends in Yalla rooms, sent and received Eid al-Adha event gifts, and lighted up virtual festival feasts. Before sleep, Amir switched to Yalla Ludo, played Ludo games under the festival event guidelines, completed the activity tasks and received the exclusive Ludo chessboard theme for Eid al-Adha. From July 19 to 30 in 2021, our users celebrated Eid al-Adha on our platform by sending customized gifts and participating in online tasks. Approximately 2.5 million users participated in the event.

Monetization

We primarily generate our revenue by providing group chatting and games services. Individual users consume virtual currencies to purchase virtual items and upgrade services or play games on our platform. Virtual items primarily consist of various virtual gifts and privileges in chat rooms or games. Upgrade services primarily consist of VIP rights or premium membership on our platform. Users buy our virtual currencies through third-party payment platforms. Our virtual currencies are non-refundable and do not have expiration date.

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

Technology

Our advanced and stable technology infrastructure and capabilities allow us to provide users with reliable access to our platform and ensure superior user experience. Our platform incorporates the following features:

•
Live audio streaming capabilities. We implement third-party audio streaming solutions from industry-leading providers on our platform. We also strive to adopt the latest industry standards for mobile audio interactions. Our platform enables real-time multi-cast audio interactions among users, which provides our users with a superior experience. Our mobile applications are designed to run smoothly on all mobile phones, with minimum bandwidth requirements of approximately 512 kilobytes per Yalla room user per second.
•
Content recommendation engine. We have been developing and implementing an individualized content recommendation engine. We established this engine based on the user behavior data that we have accumulated from 282.0 million registered users as of December 31, 2021, analyzed through our proprietary algorithms to achieve accurate user profiling. Such accurate user profiling in turn allows our content recommendation engine to match users with their favorite content.

•
Cloud-based network infrastructure. We have deployed a cloud-based network infrastructure, which can handle multi-party real-time online audio interactions. We currently use servers provided by industry-leading cloud service providers that are hosted mainly in data centers in Germany and the United States, as well as in data backup nodes in Oman, Qatar and Dubai. Our cloud-based network infrastructure provides high quality data delivery and allows multiple users to interact online from anywhere in the world conveniently in real time. Our customized and proprietary systems are highly automated and designed to ensure scalability and reliability to support growth in our large user base. The number of servers contributes significantly to our fast streaming speed and reliable services, and can be expanded with comparative ease, given the relative convenience of renting data centers to host additional servers in any high traffic region in our network.

Product Development

We believe that our ability to develop mobile applications, product features, functions and services tailored to the needs of our user base has contributed to the success of our business. We have been able to rapidly scale our product development output and deliver an increasing range of products and services to fulfill the needs of our expanding user base and optimize the quality of user experience. Our technology and product development team works on both back-end and front-end development of our products and services, including (i) the enhancement of network and server structures, as well as data distribution and transfer technologies to achieve lower latency and reduce interruptions, and (ii) the creation of new features and functions to meet the diverse needs of our users. We plan to continue to invest in technology and product development in order to reinforce and solidify our industry-leading position.

Intellectual Property

Intellectual property is an important aspect of our business, and our practice is to seek protection for our intellectual property as appropriate. We safeguard our proprietary technologies through contractually requiring our employees to keep all our proprietary technologies confidential, as well as seeking to protect our technologies through patents and copyrights.

Our trademarks, including “Yalla,” and “Yalla Ludo,” are a critical component of the value of our business. As of December 31, 2021, we had 98 registered trademarks, 32 pending trademark applications and 43 registered copyrights in 47 jurisdictions, including a number of jurisdictions in MENA. As of December 31, 2021, we had 37 domain names, including yallatech.ae, and two invention patents.

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

Article 5 in the Federal Law No (32) of 2021 on Commercial Companies, or the UAE Companies Law, states that the provisions of the UAE Companies Law shall not apply to companies established in the free zones if a special provision to this effect is contained in the laws or regulations of the relevant free zone.

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

Regulations Relating to Employment

UAE Federal Law No. 33 of 2021 regulating labor relations, together with Cabinet Resolution No. 1 of 2022 on the Executive Regulations to UAE Federal Law No. 33 of 2021, or collectively the Labor Law, applies to all private-sector employees working in the UAE, except for those working in the Dubai International Financial Centre or the Abu Dhabi Global Market and therefore applies to our subsidiary. The Labor Law governs, among other things, minimum employee leave entitlements (for example, sick leave, annual leave and maternity leave), working hours and overtime, work-related injuries and safety standards. The Labor Law also sets out very specific instances where compensation may be awarded to an employee who has been unlawfully dismissed, as defined under the Labor Law. Such compensation may not exceed the equivalent of three months’ salary.

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

Regulations Relating to Technology Media and Telecommunications

General content standards

Notwithstanding that the Federal Law No. 15 for 1980 Concerning Press and Publications, or the PPL, is now almost 40 years old, it is still the key source for content regulations. This has been confirmed in later resolutions from the National Media Council, or the NMC, the previous regulator in this area (which has now been replaced by the Ministry of Culture and Youth, MCY, through their Media Regulatory Office, MRO), in particular the Cabinet Resolution No. 23 of 2017 Concerning Media Content, or 2017 Cab Resolution, and the Chairman of the Board’s Resolution No. 26 of 2017 on Media Content, or the 2017 Content Resolution. The basis for all content restrictions in respect of media and online platforms comes from the PPL.

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

Also of importance is the operation of the Telecommunications Annex 1-IAM Regulatory Policy, under Federal Law No 3 of 2003 regarding the organization of the Telecommunications Sector, or the IAM. The IAM grants the Telecommunications and Digital Government Regulatory Authority, or the TDRA, the broad ability to block websites and digital content (including games). In particular, the TDRA has the ability to block a website that contains content that is “contrary to the public interest, public morality, public order, public and national security, Islamic morality or is otherwise prohibited by any applicable UAE law, regulation, procedure, order or requirement.” As a result, the TDRA has the authority to block any website involving inappropriate content, such as pornography, nudity, illegal drugs or gambling.

Finally, Federal Decree Law No. 34 of 2020 concerning the Fight Against Rumours and Cybercrimes, or the CCL, criminalizes certain online behaviour and could, if a complaint is raised, result in criminal charges being laid against the entities and people involved with the offending content (such as authors, editors, publishers). Offending content may include pornography, gambling, defamation, breach of privacy, sedition and similar incitements, and promotion of weapons.

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

The laws and regulations issued by the NMC, are still enforceable as per the transitional provision in the Federal Law by Decree No. (16) of 2020 Amending Certain Provisions of Federal Law No. (1) of 1972 on the Competencies of the Ministries.

Online content licensing and standards

Generally, licenses are required to carry out media activities. Where the activity is conducted online, it falls under the scope of the 2018 Electronic Media Regulation Resolution (and related legislation) (together the E-Media Law). The relevant licensing requirement applies only to entities and distributors established within the UAE. The E-Media Law opens with the statement that “this Resolution applies to all Electronic Media activities carried out within the State, including those in free zones.”

Section 4 of the E-Media Law addresses the issue of what will be “Licensable Electronic Media Activities”; which includes: website of trading, offering and selling of audio-visual and print material; on-demand electronic publishing and printing; specialized websites (e-ads, news sites, etc.); as well as any electronic activity that the MCY may determine to add.

Section 4(3) and 4(4) of the E-Media Law gives rise to uncertainty. Section 4(3) is uncertain as to the scope of “specialized websites.” From conversations held between Al Tamimi & Company and the MCY, the term is understood to cover commercial websites that replicate newspapers, traditional broadcast and magazines.

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

Article 431 of the Federal Decree Law No. 31 of 2021, or the UAE Penal Code, states:

“A person shall be punished by detention and the fine if he prejudices the privacy of the individual or family life by committing any of the following acts other than in the events as permitted by law or without the consent of the victim: 1. To eavesdrop, record or transmit by any device of any kind whatsoever conversations in a private place or by way of telephone or any other device. 2. To take or transmit by any device of any kind whatsoever a photo of a person in a private place.

If such acts as set forth in the preceding cases during a meeting in front of those present at the meeting, the consent of such persons shall be presumed. The same penalty shall apply if a person publishes by any means of publicity news, photos or comments related to the private life or family life secrets of individuals, even if they are true.”

There is limited guidance as to what “private life or family life secrets of individuals” might be, but it would be fair to surmise that if the person themselves had not made a matter public, a third party should not do so. The disclosure of a matter by that person would remove any element of secrecy and render the Article unavailable as the basis for a claim by the supposedly injured party. In that respect, the UAE’s position might be more restrictive than some other jurisdictions.

The UAE Penal Code allows corporate entities to be found guilty of the offenses established by the UAE Penal Code, through the agency of directors, agents and other representatives. A corporate body convicted under these provisions would be liable to pay a fine of up to AED 20,000 (US$ 5,446) and allow for the judges to include a jail sentence of up to five years where it is considered to be warranted.

Article 44 of the CCL also addresses the concept of privacy and states that any person who used an Information Network, Electronic Information System or any of the Information Technology Tools in assaulting the privacy of a person shall be punished by imprisonment for at least six months and a fine between AED150,000 (US$40,844) and AED500,000 (US$136,147). Additionally, any person who uses an Electronic Information System or an Information Technology Tool to perform any amendment or processing on a recording, picture or scene for the purpose of defamation or insulting another person or assaulting or violating his or her privacy shall be punished by imprisonment for at least one year and a fine between AED250,000 (US$68,074) and AED500,000 (US$136,147). This is in addition to the fine payable under the UAE Penal Code.

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

Similarly, the CCL is directed at both owner and operators of an electronic site or information network, so a safe harbor would not be generally available under the CCL either. Article 53 provides that “Everyone who uses a website or an electronic account in the commission of any of the following acts shall be sentenced to pay fine of not less than (300,000) three hundred thousand Dirhams (US$81,689) and not more than (10,000,000) ten million Dirhams (US$2,722,940): 1. Stores, makes available or publishes illegal content and fails to remove or block access to such content during the period specified in the issued orders set out in this Decree-Law. 2. Abstains from compliance with one of the issued orders described in this Decree-Law, in whole or in part, without accepted excuse.” Further, Article 58 of the CCL provides that “the person in charge of de facto management of the juristic person shall be subject to the same penalties prescribed for the actions committed in breach of the provisions of this Decree-Law, if his knowledge thereof is evident, and the breach of his duties assigned by the management contributed in the commission of the crime. The juristic person shall be jointly held liable for the judged fines or remedies, if the offence is committed by an employee, in name and in favor of the juristic person.” As such, the CCL may apply to either a party that hosts user uploaded content or the party that creates and uploads the content within a chat room or an online voice communication application, or both.”

Further, Article 59 of the CCL authorizes a competent authority to issue a takedown notice, and any party that has received such notice is required to respond to the relevant authority. Such takedown requirements are similar to those in other jurisdictions, albeit in practice, takedown notices have not been often issued in the UAE.

The above laws only require a party to assist claimants in relation to infringing material once the party receives a takedown notice from a competent UAE authority or a UAE Court order. Where such a notice is issued, the notice will specify the period within which the takedown must be done, or the period within which the party must respond, if that option is provided.

Data protection laws

The United Arab Emirates issued Federal Decree-Law No. 45 of 2021 regarding the Protection of Personal Data (“UAE DP Law”) which came into effect on January 2, 2022. The Executive Regulations (“Regulations”) were due to be issued within six months of the date of issuance of the UAE DP Law. Any company that the UAE DP Law applies to will then have six months from the issuance of those Regulations to comply with the UAE DP Law (although that period can be extended by the Minister of Cabinet Affairs).

Despite this grace period, there is no express transition between the “old” law and the UAE DP Law. In fact, the UAE DP Law repeals any provision that is “contrary to or in conflict with the provisions of this Decree Law.” Accordingly, the position appears to be that controllers and processors should seek to comply with the UAE DP Law provisions to the extent they can now in absence of the Regulations, but there will only be legal consequences under the UAE DP Law for failing to do so six months after the Regulations have been issued. However, in the interim period, it is likely that the UAE courts would, if needed, apply the UAE Penal code (Federal Law No. 31 of 2021) provisions that restrict the disclosure or use of personal information without consent or other legal rights.

In tandem with the Law, UAE Federal Decree-Law No. 44 of 2021 Creation of the UAE Data Office was also issued on September 20, 2021. The UAE Data Office (“Data Office”) will act as the data protection regulatory authority, operationalising the UAE DP Law’s requirements.

The UAE DP Law does not apply to government data, government authorities that control or process personal data, or personal data processed by the security and judicial authorities. It does not cover personal health data and information, or personal banking and credit data and information where there is separate legislation covering such personal data and information. Finally, the UAE DP Law does not apply to the use of personal data for personal purposes by a data subject.

Personal data can only be processed with the consent of the data subject except in certain limited circumstances. These prescribed circumstances include: processing where necessary to implement a contract with a data subject or to conclude, amend or terminate any such contract; where the data subject has made the personal data public; to protect the interests of the data subject; where processing is necessary for claiming legal rights or as part of judicial or security procedures; for archival purposes or for scientific, historical and statistical studies (in accordance with relevant legislation); and/or for a controller or data subject meeting obligations and exercising employment/social protection rights.

Controllers will need to be able to establish the consent of the data subject where consent is used as the lawful basis for processing the data subject’s personal data. The consent should be clear, simple, unambiguous and easily accessible. It should be made through a statement or clear affirmative action and can be writing or provided electronically.

Controllers have a number of key obligations. These include taking appropriate technical and organizational measures to protect personal data (and manage automatic processing to ensure it is limited to its intended purpose); maintaining a “special record” of personal data (and making it available to the Data Office on request along with any other information the Data Office requires); and ensuring processors provide sufficient guarantees and implement technical and organizational measures necessary to meet the requirements of the UAE DP Law.

Similar to other global data protection laws, data subjects have various rights: the right to data portability; right to the rectification or erasure of personal data (i.e. the right to be forgotten); the right to restrict personal data processing; the right to object to personal data processing (e.g. for marketing purposes); and the right to object to decisions resulting from automated processing (including profiling) that have legal consequences or seriously affect the data subject. Data subjects can file complaints with the Data Office if they have reason to believe there has been a breach of the UAE DP Law in relation to the processing of their personal data. The UAE DP Law places certain limitations on the exercise of several of these data subject rights. Controllers must put in place clear and simple means by which the data subject can contact the controller and exercise their rights.

The UAE DP Law allows for the transfer of personal data to countries approved by the Data Office as having an “adequate level of protection.” These cover countries that either have “special legislation” in place for the protection of personal data or where the specific country has acceded to bilateral or multilateral agreements relating to the protection of personal data. While it is not expressly stated in the UAE DP Law to be the case, it is expected the Regulations to include details of the approved countries. For countries not approved by the Data Office as having an adequate level of protection, the UAE DP Law provides various options to enable the transfer of personal data. These include transferring personal data under a contract that applies the requirements of the UAE DP Law (similar, we assume, to the standard contract clauses used under other global data protection laws); securing the data subject’s express consent to such transfer (where such consent does not conflict with public and security interests of the UAE); if the transfer is necessary for the execution of a contract between the controller and the data subject (or as part of a contract between the controller and a third party that achieves the interests of a data subject); if the transfer is necessary for international judicial cooperation, or if the transfer is necessary to protect the public interest. More details are expected in the Regulations.

Controllers must, on becoming aware of any personal data breach that would “prejudice the privacy, confidentiality and security of a data subject’s personal data” inform the Data Office of the breach and any investigation conducted into the breach.” The UAE DP Law sets out details to be included in any notification and the Regulations will add further details, including any reporting period. The controller must also notify the data subject of the breach and there is no higher threshold (e.g. high risk) for any such data subject notification than that which is set for notifying the Data Office. Processors must inform the controller of any breach as soon as they become aware of it.

Administrative penalties can be imposed as part of a decision by the Council of Ministers in response to a breach of the Law or the Regulations and based on a proposal from the Data Office’s Director General. The Law does not specify the range of potential administrative penalties. Data subjects can file a complaint with the Data Office if they have reason to believe that the Law has been breached by a controller or processor.

It is only mandatory for a controller or the processor to appoint a data protection officer (DPO) in respect of certain processing of personal data. The UAE DP Law requires both the controller and the processor to appoint a DPO where the processing creates a high risk to the privacy of the personal data through either the adoption of new technologies or the volume of personal data processed. A DPO will also be required where processing involves the assessment of sensitive personal data as part of profiling or automated processing or where large volumes of sensitive personal data are processed. The Regulations will provide more specifics to assist in determining whether “high risk” processing is taking place and a DPO is, as a result, required. A DPO can be located outside the UAE.

Telecommunications Law

Voice Over Internet Protocol, or VoIP, services are specifically regulated under Voice over Internet Protocol Policy, or VoIP Policy, issued by the UAE Telecommunications and Digital Government Regulatory Authority, or the TDRA, on December 30, 2009. “VoIP Services” are defined for the purposes of the VoIP Policy as “all of the services and technologies that allow transmitting, receiving, delivering and routing of voice telecommunications by means of Internet Protocol (IP).”

Based on a strict interpretation of laws and regulations, VoIP services can only be used in the UAE in limited circumstances where:

•
the VoIP service is provided between users of a “Closed Group Network” where the relevant calls originate and terminate in the UAE in accordance with the TDRA’s VoIP Policy; or
•
the VoIP service is a paid service provided through the local public telecommunications service providers licensed by the TDRA under Federal Law No 3 Of 2003 Regarding The Organization of The Telecommunications Sector, as amended, or the Telecoms Law.

The sale or supply of telecommunications services to subscribers in the UAE is a regulated activity under the Telecoms Law. No individual or organization is permitted to conduct any regulated activity unless authorized by a license or exempted in accordance with the Telecoms Law. There are currently only two licensed public telecommunications network operators and service providers in the UAE, or the Licensees. The granting of any further public telecommunications licenses is unlikely at this time due to state policy. Importantly, the Licensees are expressly permitted to block VoIP services over their networks which are provided by a person not licensed to do so under the Telecoms Law unless instructed by the TDRA to do otherwise.

The TDRA issued a statement in March 2015 clarifying that “Voice over Internet Protocol (VoIP) are considered part of the UAE’s regulated activities. The TDRA has granted licensed operators the eligibility to provide such services across their networks. Companies wishing to provide such services should coordinate with the UAE’s licensed service providers in this regard.”

However, there are uncertainties in the UAE market regarding the use of VoIP services, as despite the apparently strict legal position concerning the use of VoIP services and the blocking of certain well-known international VoIP service brands in the UAE, many users in the UAE can in fact use various other VoIP applications, such as certain online gaming platforms.

Very recently, there have been media reports that the legal restrictions on the use of VoIP services in the UAE may soon be lifted. To date the TDRA has not made any comment on such reports.

The TDRA has granted exceptional temporary approval to unblock certain existing services that were blocked on the public telecommunications networks as part of the UAE measures in support of the preventive and precautionary measures to counter the COVID-19 pandemic. The exceptional temporary approval was based on the community needs and demand at the time.

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

Our mobile applications, which enable voice-based, real-time communications on the Internet, may be deemed to be VoIP services. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be required to obtain and maintain licenses and approvals relating to Internet or telecommunications services in certain jurisdictions.”

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

Regulations Relating to Intellectual Property

Copyright law

Copyrights are currently regulated in the UAE under the Federal Law No. 38 of 2021 on Copyright and Neighbouring Rights (“Copyrights Law”). The Copyright Law protects original expressions of creative works in the fields of literature, art, or the sciences, regardless of the kind or manner of its expression, and regardless of its importance or its purpose. Importantly, the Copyright Law does not protect ideas, but rather the original material produced by virtue of a creative process. There are 12 categories of protected works listed by the Copyright Law, as examples:

•
Books, pamphlets, essays, and other written works:
•
Smart applications, Computer programs and applications, databases, and any other similar works to be determined by a Ministerial decision;

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

Registration is not a prerequisite to legal protection under the Copyright Law. Legal protection is automatic upon the creation of the work. In the event of enforcement of copyright against a third party, the Administrative Authorities will require a certificate of registration to be submitted alongside any complaint. For this, the copyright is recommended to be registered with the UAE Ministry of Economy.

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
•
Right of retraction: the author shall have the right to withdraw the work from circulation if there are serious justifications behind this. Authors of smart applications and software and its applications, are excluded from this right. In other words, smart applications and software and its applications would not be subject to withdrawal from circulation.
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

Copyright infringement exposes the infringer to criminal (including, fine and/or imprisonment, seizure, confiscation and destruction of infringing goods), civil (such as compensation) and/or administrative actions (including, seizure, confiscation and destruction of infringing goods, fines, closure of business premise).

Trademark law

Trademarks are currently regulated in the UAE under Federal Law Number 36 of 2021, or the Trademark Law. The Trademark Law defines a trademark as anything that takes a distinctive form, whether composed of words, names, symbols, images, advertisements, colour, sound, smell or any other marks or combination of marks. Trademarks can be registered for goods as well as services. A trademark must be:

•
Distinctive: trademarks that lack distinctiveness or are otherwise descriptive or generic cannot be registered.
•
Used as a form of identification: a trademark must be used as a form of identification to allow consumers to distinguish goods, products or services as to their origin.

Trademarks are protected for a period of ten (10) years upon registration with the UAE Ministry of Economy, commencing on the date of first filing; protection can be renewed for a further period of ten (10) years indefinitely. In the event that the registration is not renewed, protection will lapse and the owner will lose all rights in the trademark.

The Trademark Law determines that any person who registers a mark shall be deemed its sole owner. The ownership of such a mark may not be disputed if a registrant uses it uninterruptedly for a period of five (5) years, unless the registration was made in bad faith. Importantly, the owner of a registered trademark can prevent any third party from using an identical or confusingly similar mark to distinguish products that are identical, similar or correlated to those for which he has registered his own trademark.

Trademark owners may license their rights to third parties, indicating the duration of the license, quality control provisions, exclusivity and any formalities. A trademark owner may also assign his or her trademark to a third party with or without consideration. The transfer must be recorded with the UAE Ministry of Economy as proof of consent to the rights being assigned.

Trademark infringements expose the infringer to criminal (including, fine and/or imprisonment, seizure, confiscation and destruction of infringing goods), civil (compensation) and/or administrative actions (including, seizure, confiscation and destruction of infringing goods, fines and closure of business premises).

Patent law

Patents are currently regulated in the UAE under the Federal Law number 11 of 2021 pertaining to Industrial Property, or the Industrial Property Law. The application of the Industrial Property Law is the responsibility of the UAE Ministry of Economy, which administers the filing, prosecution and registration of patents, designs and utility models.

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

Introduction of federal corporate tax in 2023

Notwithstanding the above, the Ministry of Finance has announced that a federal corporate tax will be implemented for financial periods starting on June 1, 2023. A summary based on the announcement has been provided below. However, the corporate tax legislation has not been finalized or published. Therefore, these details are subject to change. It is important to confirm the tax treatment described below once the corporate tax legislation is published.

Corporate tax will be imposed on business and commercial activities at the rate of 0% for taxable income up to AED375,000 and 9% for taxable income above AED375,000. A different tax rate will apply for certain large multinational companies with global consolidated revenues in excess of EUR750 million (approximately AED3.15 billion). Our expectation is that this rate should be a minimum of 15%.

Based on the announcement from the Ministry of Finance, any tax holidays and exemptions available in free zones will be preserved provided that the entities established in the free zone comply with regulatory requirements and do not do business with the UAE mainland.

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

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalog for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Special Administrative Measures for Entrance of Foreign Investment (2021 Edition), or the 2021 Negative List, which was promulgated jointly by the MOFCOM and the NDRC on December 27, 2021 and became effective on January 1, 2022, replaced and abolished the Special Administrative Measures for Entrance of Foreign Investment (2020 Edition) regulating the access of foreign investors to China. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries and shall meet the market entry conditions stipulated under the “negative list” for making investment in “restricted” industries.

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

Regulations related to foreign investment restrictions

Investments in the PRC by foreign investors and foreign-invested enterprises were regulated by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, promulgated by the NDRC and the MOFCOM on June 28, 1995, and most recently amended on June 28, 2017. The Catalog listed three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, foreign investment in restricted category projects is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. The “encouraged” foreign investment industries in the Catalog were substituted by the Catalog of Industries for Encouraging Foreign Investment (2020 Edition), or the 2020 Encouraging Catalog, promulgated by the NDRC on December 27, 2020 and became effective on January 27, 2021. The “restricted” and “prohibited” foreign investment industries in the Catalog were substituted by the 2021 Negative List, promulgated jointly by the MOFCOM and the NDRC on December 27, 2021 and became effective on January 1, 2022.

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

According to the PRC Contract Law which took effect in October 1999, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor should still remain valid. The PRC Civil Code amalgamated and replaced the PRC Contract Law and became effective on January 1, 2021. The rules on tort in the PRC Civil Code are generally consistent with the PRC Contract Law on the aforesaid circumstances.

Others

Regulations Relating to Personal Privacy and Data Protection

The GDPR, which came into effect on May 25, 2018, increased our burden of regulatory compliance and requires us to change certain of our privacy and data security practices in order to achieve compliance. The GDPR implements more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities, expanded definition of personal data, higher consent standards for processing personal data, new individual rights to be forgotten, conducting data protection impact assessment (DPIA) to identify and reduce risks of a data processing activity, appointing data protection officer where applicable and additional obligations relating to contracting with service providers that may process personal data. The GDPR further provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Under the GDPR, fines of up to Euro 20 million or up to 4% of an organization’s total worldwide annual turnover for the preceding financial year, whichever is higher, may be imposed by data protection supervisory authorities for non-compliance, which significantly increases our potential financial exposure for non-compliance. However, in the absence of precedence and guidance from EU regulators, the application of GDPR to, and its enforcement on, Internet services providers without physical establishment in EU remains uncertain. Moreover, the implementation of the GDPR may require substantial amendments to our procedures and policies, and these changes could impact our business by increasing its operational and compliance costs. These regulations regarding data privacy are increasing in number, as well as levels of enforcement, as manifested in increased amounts of fines and the severity of other penalties. We expect that personal privacy and data protection will receive greater attention and focus from regulators, as well as public scrutiny and attention. While we have adopted certain policies and procedures pursuant to the GDPR, including but not limited to the privacy policy and certain internal data protection policy, these policies and procedures may need to be updated when additional information concerning the best practices is made available through guidance from regulators or published enforcement decisions and further detailed policies may need to be adopted in the future in order to ensure our compliance with the GDPR.

On May 28, 2020, the National People’s Congress of the PRC approved the PRC Civil Code, which took effect on January 1, 2021. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information shall follow the principles of legitimacy, properness and necessity.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving relevant laws and regulations on data security, cross-border data transmission, and confidential information management. It stipulated that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On December 28, 2021, the Cyberspace Administration of China, or the CAC, issued the Cybersecurity Review Measures 2021, which became effective on February 15, 2022 and replaced the Cybersecurity Review Measures 2020. The scope of review under the Cybersecurity Review Measures 2021 extends to critical information infrastructure operators that intend to purchase internet products and services and network platform operators engaging in data processing activities, which affect or may affect national security. According to Article 7 of the Measures, network platform operators who possess personal information of over a million users shall apply to the Cybersecurity Review Office for cybersecurity reviews before listing in a foreign country. Besides, the Cybersecurity Review Measures 2021 also provide that if the relevant authorities consider that certain network products and services and data processing activities affect or may affect national security, the authorities may initiate a cybersecurity review even if the operators do not have an obligation to report for a cybersecurity review under such circumstances. The Cybersecurity Review Measures 2021 also elaborate the factors to be considered when assessing the national security risks of the relevant activities, including among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally exited the country, risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after a listing, and risks associated with Internet information security.

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, and will accept public comments until December 13, 2021. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment.

On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure, or the Regulations. Pursuant to the Regulations, critical information infrastructure shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defence science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The Regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The Regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, relevant administrative departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector and determining the critical information infrastructure operators in their industry or sector.

On October 29, 2021, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer (Draft for Comment). According to these measures, in addition to the self-risk assessment requirement for the provision of any data outside China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of personal information and important data collected and generated by an operator of critical information infrastructure; (ii) outbound transfer of important data; (iii) outbound transfer of personal data by a data processor which has processed more than one million users’ personal data; (iv) outbound transfer of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively; (v) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC.

On August 20, 2021, the Standing Committee promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose that should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. Personal information processors shall adopt necessary measures to safeguard the security of the personal information they handle. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

There remains uncertainty as to how these Measures and Regulations if enacted as currently proposed will be interpreted or implemented and whether the PRC regulatory authorities may adopt new laws, regulations, rules, or detailed implementation and interpretation in relation. While we intend to closely monitor the evolving laws and regulations in this area and take all reasonable measures to mitigate compliance risks, we cannot guarantee that our business and operations will not be adversely affected by the potential impact of the laws and regulations related to privacy, data protection and information security in China.

c.
Organizational Structure

The following diagram illustrates our corporate structure as of December 31, 2021. Certain entities that are immaterial to our results of operations, business and financial condition are omitted. Equity interests depicted in this diagram are held as to 100%.

We currently operate our business mainly through Yalla UAE, Hangzhou Yale and Shenzhen Moov. Yalla UAE functions as our primary business operation center and engages in sales, marketing, customer service and other business operations. Hangzhou Yale performs technology and product development functions. Shenzhen Moov primarily performs marketing and financial reporting functions.

d.
Property, plants and equipment

Our headquarters are located at our offices in Dubai, the United Arab Emirates, where we manage our corporate affairs, as well as maintaining certain sales and marketing and customer service personnel. Our technology and product development team is based in our offices in Hangzhou, China, and our marketing and financial reporting teams are based in our offices in Shenzhen, China.

We currently lease and occupy approximately 9,028 square feet of office space in Dubai, approximately 5,908 square meters of office space in Hangzhou and approximately 1,407 square meters of office space in Shenzhen. These leases have terms of one year to three years. In addition, we also rent certain co-working spaces in Hong Kong.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report.

a.
Operating Results

Overview

We are a leading voice-centric social networking and entertainment platform in MENA. We have built a large and vibrant Yalla community. In the fourth quarter of 2021, approximately 28.1 million users visited our platform on average each month, and the number of paying users on our platform reached 8.4 million during the same period.

We have experienced strong revenue growth in recent years. We primarily generate our revenue by providing group chatting and games services. Individual users consume virtual currencies to purchase virtual items and upgrade services or play games on our platform. Virtual items primarily consist of various virtual gifts and privileges in chat rooms or games. Upgrade services primarily consist of VIP rights or premium membership on our platform. Our revenues increased by 112.6% from US$63.5 million in 2019 to US$134.9 million in 2020 and further increased by 102.4% to US$273.1 million in 2021.

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

Our ability to expand user base

We primarily generate our revenue by providing group chatting and games services. Our ability to expand our user base will affect the growth of our business and revenues going forward. Our average MAUs increased by 290.5% from 4.2 million in the three months ended December 31, 2019 to 16.4 million in the three months ended December 31, 2020, and further increased by 71.0% to 28.1 million in the three months ended December 31, 2021. We seek to further expand our user base by penetrating our existing markets and expanding into other underserved markets. Our ability to expand user base depends on our abilities to, among other things, deliver superior user experience, raise brand recognition, utilize cost-effective user acquisition channels and increase attractiveness and breadth of content offerings.

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

Our ability to monetize

Our results of operations mainly depend on our ability to monetize our user base by converting non-paying users into paying users and keeping them active. Our revenues are primarily affected by the number of paying users. We have experienced significant growth in the number of paying users from 723.5 thousand in the three months ended December 31, 2019 to 5.2 million in the three months ended December 31, 2020, and to 8.4 million in the three months ended December 31, 2021. Such growth was primarily due to the expansion of our user base, the superior user experience we offer, diversification of transaction scenarios on our platform and our expansion into new geographic markets.

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

The following table sets forth our average MAUs, paying users and ARPPU:

	Three Months Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Average MAUs (in thousands)	6,127	12,460	14,267	16,413	18,990	22,589	25,946	28,060
Paying users (in thousands)	1,620	5,360	5,074	5,236	5,877	6,580	7,677	8,429
ARPPU(1) (US$)	13.0	5.9	6.6	9.2	11.5	10.1	9.3	8.0

(1)
When calculating the ARPPU, we only include revenues generated from Yalla, Yalla Ludo and Yalla Parchis in a given period.

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

Average MAUs have grown significantly, primarily due to our interactive community culture and large user base that have led to a strong word-of-mouth effect as well as our online marketing efforts.

Paying Users

Paying users allow us to evaluate the monetization capabilities of our platform. We define paying users as registered users who played a game or purchased our virtual items or upgrade services using virtual currencies on our platform at least once in a given period, except for users who receive all of their virtual currencies directly or indirectly from us for free.

We have experienced rapid growth in paying users in 2021. The number of paying users grew from 5.2 million for the fourth quarter of 2020 to 8.4 million for the fourth quarter of 2021. Such growths were primarily due to optimization of user experience through localized product design and interactive features and the expansion of user community.

ARPPU

ARPPU is a measure we adopted to better understand user behaviors and evaluate our monetization strategies. We calculate ARPPU in a given period by dividing (i) revenue for such period, by (ii) the number of paying users for such period.

We experienced a decrease in our ARPPU in 2021 mainly due to (i) rapid expansion of Yalla community and the significant increases in our paying users in 2021, and (ii) the addition of our new project, Yalla Parchis, which has a relatively lower ARPPU as compared to the other two main mobile applications, Yalla and Yalla Ludo.

Key Components of Our Results of Operations

Revenues

We primarily generate our revenues by providing group chatting and games services. We operate a voice-centric social networking and entertainment platform using a revenue model whereby users can get free access to the basic functions on the platform for our group chatting service but have the options to purchase virtual currencies. Individual users consume virtual currencies to purchase virtual items and upgrade services or play games on our platform. Virtual items primarily consist of various virtual gifts and privileges in chat rooms or games. Upgrade services primarily consist of VIP rights or premium membership on our platform.

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

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands (“BVI”)

Under the current laws of the BVI, the Company's entity incorporated in the BVI is not subject to tax on income or capital gains. In addition, upon payments of dividends by the entity to their shareholders, no BVI withholding tax will be imposed.

UAE

Under the current laws of the UAE, we are not subject to tax on income or capital gain. Additionally, UAE does not impose a withholding tax on payments of dividends to shareholders.

Likely Position under Federal Corporate Tax Regime from 2023

As mentioned in “Item 4. Information on the Company—B. Business Overview—Regulation—United Arab Emirates—Regulations Relating to Tax—Corporate income tax” above, the UAE Ministry of Finance has announced that a corporate tax will be introduced from 2023. We have summarised below the position based on this announcement.

In terms of resident companies, an exemption will be available for dividends and capital gains derived from qualifying shareholding. It is not clear at this stage what will constitute a “qualifying shareholding” but there is likely to be at least a requirement to hold a minimum percentage and for a minimum period.

In terms of resident individuals, they will not be taxable in respect of their salaries and employment income and any other income derived from personal investments or in a personal capacity. However, any income derived by individuals from a business activity will be taxable. Therefore, dividends and capital gains derived by individuals from their shareholding should not be taxable.

There will be no withholding tax in the UAE on the payment of dividends to residents or non-residents.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax at the rate of 16.5% on their taxable income generated from the operations in Hong Kong. Payments of dividends by the Hong Kong subsidiaries to us are not subject to withholding tax in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%), whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates.

PRC

Our subsidiaries in China are subject to the PRC Corporate Income Tax Law (“CIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

The CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the CIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non‑PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is more likely than not that our operations outside the PRC should be considered a resident enterprise for PRC tax purposes.

Singapore

The subsidiary incorporated in Singapore is subject to the Singapore Corporate Tax rate of 17% for the year ended December 31, 2021.

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

	For the Year Ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues	63,465	100.0	134,927	100.0	273,135	100.0
Costs and expenses:
Cost of revenues	(20,553)	(32.4)	(61,271)	(45.4)	(95,145)	(34.9)
Selling and marketing expenses	(8,250)	(13.0)	(21,702)	(16.1)	(42,405)	(15.5)
General and administrative expenses	(4,121)	(6.5)	(42,974)	(31.8)	(38,271)	(14.0)
Technology and product development expenses	(1,598)	(2.5)	(5,221)	(3.9)	(14,286)	(5.2)
Total costs and expenses	(34,522)	(54.4)	(131,168)	(97.2)	(190,107)	(69.6)
Operating income	28,943	45.6	3,759	2.8	83,028	30.4
Interest income	390	0.6	202	0.1	112	0.1
Government grants	—	—	99	0.1	1,420	0.5
Investment income	28	0.0	14	0.0	54	0.0
Income before income taxes	29,361	46.3	4,074	3.0	84,614	31.0
Income tax expense	(436)	(0.7)	(861)	(0.6)	(2,020)	(0.8)
Net income	28,925	45.6	3,213	2.4	82,594	30.2

Comparison of Year Ended December 31, 2021 and Year Ended December 31, 2020

Revenues. Our total revenues increased by 102.4% from US$134.9 million in 2020 to US$273.1 million in 2021, which was primarily driven by an increase of paying users, which grew from 5.2 million in the three months ended December 31, 2020 to 8.4 million in the three months ended December 31, 2021. The growth in paying users was primarily due to the superior user experience we offer, diversification of transaction scenarios on our platform and our expansion into new geographic markets.

Costs and expenses. Our total costs and expenses increased by 44.9% from US$131.2 million in 2020 to US$190.1 million in 2021.

•
Cost of revenues. Our cost of revenues increased by 55.3% from US$61.3 million in 2020 to US$95.1 million in 2021, primarily due to an increase in commission fees paid to third-party payment platforms, partially offset by lower share-based compensation expenses. Cost of revenues as a percentage of our total revenues decreased from 45.4% in 2020 to 34.9% in 2021, primarily due to lower share-based compensation expenses.
•
Selling and marketing expenses. Our selling and marketing expenses increased by 95.4% from US$21.7 million in 2020 to US$42.4 million in 2021. The increase was primarily due to an increase in advertising and market promotion expenses as a result of our continued user acquisition efforts and expanding product portfolio. Selling and marketing expenses as a percentage of our total revenues decreased from 16.1% in 2020 to 15.5% in 2021, primarily due to a decrease in share-based compensation expenses as a percentage of our total revenues, partially offset by higher spending on marketing activities related to new products.
•
General and administrative expenses. Our general and administrative expenses decreased by 10.9% from US$43.0 million in 2020 to US$38.3 million in 2021. The decrease was primarily due to lower share-based compensation expenses recognized in 2021, partially offset by an increase in salaries and other benefits for our general and administrative staff. As a result of these reasons, our general and administrative expenses also decreased as a percentage of our total revenues from 31.8% in 2020 to 14.0% in 2021.
•
Technology and product development expenses. Our technology and product development expenses increased by 173.6% from US$5.2 million in 2020 to US$14.3 million in 2021. The increase was primarily due to an increase in salaries and benefits for our technology and product development staff. As a result, technology and product development expenses also increased as a percentage of our total revenues from 3.9% in 2020 to 5.2% in 2021.

Interest income. Our interest income decreased by 44.7% from US$202 thousand in 2020 to US$112 thousand in 2021, primarily due to a decrease in interest rates that were applicable to our bank deposits.

Government grants. Our government grants increased by 1,330.2% from US$99 thousand in 2020 to US$1.4 million in 2021, primarily due to an increase in government grants related to individual income tax refund in 2021.

Investment income. Our investment income increased by 291.8% from US$14 thousand in 2020 to US$55 thousand in 2021, primarily due to increased purchase of wealth management products in 2021.

Income tax expense. Our income tax expense increased by 134.6% from US$861 thousand in 2020 to US$2.0 million in 2021. The increase was due to an increase in our taxable income.

Net income. As a result of the foregoing, our net income increased by 2,470.3% from US$3.2 million in 2020 to US$82.6 million in 2021.

Comparison of Year Ended December 31, 2020 and Year Ended December 31, 2019

For a discussion of our results of operations for the year ended December 31, 2020 compared with the year ended December 31, 2019, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Comparison of Year Ended December 31, 2020 and Year Ended December 31, 2019” in our annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 2, 2021.

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

The following table reconciles our non-GAAP operating income in the years presented to operating income:

	For the Year Ended December 31,
	2019	2020	2021
	(US$ in thousands)
Operating income	28,943	3,759	83,028
Share-based compensation expenses	—	60,805	43,939
Non-GAAP operating income	28,943	64,564	126,967

The following table reconciles our non-GAAP net income in the years presented to net income:

	For the Year Ended December 31,
	2019	2020	2021
	(US$ in thousands)
Net income	28,925	3,213	82,594
Share-based compensation expenses	—	60,805	43,939
Non-GAAP net income	28,925	64,018	126,533

b.
Liquidity and Capital Resources

Our primary sources of liquidity have been issuance of equity securities and cash provided by operating activities, which have historically been sufficient to meet our working capital and capital expenditure requirements.

In 2019, 2020 and 2021, net cash provided by operating activities was US$31.3 million, US$64.8 million and US$144.2 million, respectively.

As of December 31, 2021, we had cash and cash equivalents of US$351.5 million, as compared to cash and cash equivalents of US$236.9 million as of December 31, 2020.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021
	(US$ in thousands)
Net cash provided by operating activities	31,281	64,793	144,241
Net cash (used in) provided by investing activities	(2,833)	2,482	(5,359)
Net cash (used in) provided by financing activities	(200)	123,768	(24,561)
Effect of foreign currency exchange rate changes on cash and cash equivalents	38	537	282
Net increase in cash and cash equivalents	28,286	191,580	114,603
Cash and cash equivalents at the beginning of the year	17,017	45,303	236,883
Cash and cash equivalents at the end of the year	45,303	236,883	351,486

Operating Activities

Net cash provided by operating activities was US$144.2 million in 2021, primarily due to net income of US$82.6 million, adjusted for the effects of changes in working capital and other activities. Reconciliation of net income to net cash provided by operating activities primarily consisted of the non-cash share-based compensation expenses of US$43.9 million. Changes in working capital primarily consisted of (i) an increase in deferred revenue of US$11.6 million due to the growth of our business and (ii) an increase in accrued expenses and other current liabilities of US$8.8 million mainly due to an increase in accrued salaries for employees as a result of the increase in the number of employees, which were partially offset by an increase in prepayments and other current assets of US$6.6 million due to an increase in receivables from third-party payment platforms.

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

Investing Activities

Net cash used in investing activities was US$5.4 million in 2021, which was primarily attributable to (i) purchases of short-term investments of US$21.0 million, (ii) payments of long-term investments of US$1.8 million and (iii) purchase of property and equipment of US$1.5 million, which was partially offset by proceeds from maturity of short-term investments of US$18.9 million.

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

Financing Activities

Net cash used in financing activities was US$24.6 million in 2021, which was primarily attributable to repurchase of shares of US$25.4 million, which was partially offset by proceeds from exercise of share options of US$1.1 million.

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

Capital Expenditures

We made capital expenditures of US$0.4 million, US$1.0 million and US$1.5 million in 2019, 2020 and 2021, respectively. Our capital expenditures were mainly used for purchases of property and equipment. We will continue to make capital expenditures to meet the expected growth of our business.

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

Our technology and product development expenses were US$1.6 million, US$5.2 million and US$14.3 million in 2019, 2020 and 2021, respectively.

d.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

e.
Critical Accounting Estimates

Critical Accounting Policies

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

Group chatting service. We provide group chatting service to individual users with free access to the basic functions on the platform. We also provide enhanced experience by sales of virtual items and provision of upgrade service on the platform. We have the sole discretion in designing the specifications and establishing pricing of virtual items and upgrade service. Individual user purchases virtual items and upgrade service using our virtual currencies which are in turn acquired through third party payment platforms.

We recognize revenue relating to virtual items at the point-in-time when they are consumed. Upgrade service primarily consists of VIP rights or premium membership in chat rooms over a specified limited service period or the service period the users are registered on the platform. Revenues from the upgrade service with limited service period are recognized ratably over the period the service is made available to the users. Revenues from the upgrade service without any time limits are recognized ratably over the estimated service period of the relevant user groups.

Games service. We provide games service to individual users through our mobile game applications. Individual users consume virtual currencies to play a game, purchase virtual items which can be used to enjoy one time privileges in the game, and upgrade service. Each game is completed within several minutes.

We charge individual users virtual currencies to play a game, which currently accounts for a small portion of games service revenue. We have determined that each of these games represents a distinct performance obligation. The related revenue is recognized over the period of the gameplay which takes several minutes. We recognize revenue relating to virtual items upon consumption. Upgrade service primarily consists of premium rights over the period the users are registered on the platform. Revenues from the upgrade service are recognized ratably over the estimated service period of the relevant user groups.

The estimated service period of upgrade services in both the group chatting service and games service is determined based on the expected service period derived from historical users’ behavioral pattern. This estimate is re-assessed on a quarterly basis. Adjustments arising from the changes of estimated period of the users are applied prospectively as such changes are resulted from new information indicating a change in the users’ behavior.

Virtual currencies are non-refundable and do not have expiration date. Proceeds received from users’ purchase of virtual currencies are recorded as deferred revenue.

Deferred revenue (a contract liability) is recognized when we have an obligation to transfer services to a customer for which we have received consideration related to our group chatting and games services from the customer through mobile applications.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

a.
Directors and Senior Management

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Tao Yang	45	Chairman and Chief Executive Officer
Saifi Ismail	40	Director and President
Jianfeng Xu	34	Director and Chief Operating Officer
Osman Sultan	63	Independent director
David Cui	53	Independent director
Lili Xu	40	Independent director
Saeed Al Hamli	54	Independent director
Yang Hu	39	Chief Financial Officer

Tao Yang has been the Chairman of the board of directors of our company since February 2018. Mr. Yang has also served as the Chief Executive Officer of our company since January 2016. Prior to founding our company, Mr. Yang served as a manager of ZICT Technology Co., Ltd., from June to December 2015. From September 2013 to June 2015, Mr. Yang worked as vice president of Beijing Feinno Communication Technology Co., Ltd. Prior to that, he worked at ZTE Corporation for more than ten years and was the general manager of ZTE Corporation Abu Dhabi Branch before he left ZTE Corporation. Mr. Yang holds an EMBA degree from Tsinghua University as well as a master’s degree and a bachelor’s degree in computer science from Northeastern University in China.

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

David Cui has served as one of our independent directors since September 2020. Mr. Cui has served as the chief financial officer of Vipshop Holdings Limited since November 2020. Mr. Cui has also served as an independent non-executive director of Inke Limited, a leading Chinese mobile live streaming company listed on the Hong Kong Stock Exchange, since June 2018, and 9F, Inc, a Nasdaq-listed leading digital financial account platform in China, since August 2019. Mr. Cui has extensive experience in public accounting and financial management. From August 2017 to September 2020, Mr. Cui was the chief financial officer of Huami Corporation. From August 2015 to April 2017, Mr. Cui was the chief financial officer of China Digital Video Holdings Limited, a company listed on the Hong Kong Stock Exchange. Prior to that, Mr. Cui was an independent financial advisor to high growth companies on business strategies, fund raising, corporate governance and accounting matters. From April 2011 to August 2013, Mr. Cui was the chief financial officer in iKang Healthcare Group, Inc., a company listed on the Nasdaq Global Select Market. He was an audit senior manager of Deloitte Touche Tohmatsu, China from April 2007 to April 2011. Prior to that, Mr. Cui was the financial reporting manager of Symantec Corporation. From April 2004 to August 2006, he served as an audit manager of Ernst & Young, California. Mr. Cui was a senior auditor in the Audit and Advisory Services practice of Health Net, Inc., California from May 2001 to April 2004. From January 1996 to May 2001, Mr. Cui worked in public accounting in Canada and the United States. Mr. Cui has a bachelor’s degree in business administration from Simon Fraser University, Canada and is a licensed CPA in the United States and Canada.

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

Saeed Al Hamli has served as one of our independent directors since November 2021. Mr. Al Hamli is an accomplished telecommunications executive with excellent leadership skills and extensive experience navigating challenging environments. He is the founder and chief executive officer of Seattle Project Management Services, a service provider that embraces new technology trends by investing in and partnering with leading technology companies. He had also held leading positions in Etisalat Group, a multinational Emirati-based telecommunications services provider, as chief executive officer of Etisalat Egypt, and chief executive officer of Etisalat Afghanistan. He was one of the early founders of Thuraya Satellite Telecommunications in 1997 and served in Thuraya in many roles, including chief commercial officer. Mr. Al Hamli received an Executive MBA from American University of Sharjah (AUS) in 2003 and a BSC in Electrical Engineering from Florida Institute of Technology (FIT) in 1991.

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

b.
Compensation

Compensation

In 2021, we paid aggregate cash compensation of US$3.8 million to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. Our operating subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance and other statutory benefits. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

Option Grants

Since the adoption of the 2018 Plan, we have granted options to certain directors, officers and employees. As of December 31, 2021, 36,038,955 Class A ordinary shares were issuable upon the exercise of outstanding share options under the 2018 Plan, and 47,000 Class A ordinary shares were available for future equity awards under the 2018 Plan.

The table below summarizes, as of December 31, 2021, the options we have granted to our directors and executive officers under the 2018 Plan.

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

As of December 31, 2021, other employees as a group held outstanding options to purchase 21,508,955 ordinary shares of our company under the 2018 Plan, at exercise prices ranging from US$0.10 to US$0.35 per share.

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

Option Grants

Since the adoption of the 2020 Plan, we have granted options to certain directors, officers and employees. As of December 31, 2021, 863,000 Class A ordinary shares were issuable upon the exercise of outstanding share options under the 2020 Plan, and 2,015,602 Class A ordinary shares were available for future equity awards under the 2020 Plan, subject to further increases of reserved shares pursuant to the evergreen provision described above.

The table below summarizes, as of December 31, 2021, the options we have granted to our directors and executive officers under the 2020 Plan.

Name	Position	Ordinary Shares Underlying Options Awarded	Option Exercise Price (US$)	Grant Date	Option Expiration Date
Saifi Ismail	Director and President	*	0.68	September 1, 2021	September 1, 2031

* Less than 1% of our outstanding shares.

As of December 31, 2021, other employees as a group held outstanding options to purchase 763,000 ordinary shares of our company under the 2020 Plan, at an exercise price of US$0.68 per share.

c.
Board Practices

Our board of directors currently consists of seven directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he or she is interested, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (i) such director has declared the nature of his or her interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he or she knows his or her interest then exists, or in any other case at the first meeting of the board after he or she knows he or she is or has become so interested, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our third amended and restated memorandum and articles of association. Each of our directors will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term as provided in the written agreement with our company, if any. A director will cease to be a director if, among other things, the director (i) dies, or becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) is found to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his or her office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. David Cui, Ms. Lili Xu and Mr. Saeed Al Hamli. Mr. David Cui is the chairperson of our audit committee. Mr. David Cui satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Mr. David Cui, Ms. Lili Xu and Mr. Saeed Al Hamli satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and will meet the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act.

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
•
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
d.
Employees

We had 189, 374 and 629 employees as of December 31, 2019, 2020 and 2021, respectively. The increase in our employees in 2021 was mainly related to employees for platform maintenance and product development function, which was in line with our efforts in launching more new products during the same period. Our employees are based across Dubai, Hangzhou, Shenzhen and Hong Kong. The following table sets forth the number of our employees by function as of December 31, 2021.

Function	Number of Employees	% of Total
Platform maintenance and product development	376	59.8
Customer services and operations	126	20.0
General and administration	65	10.3
Sales and marketing	62	9.9
Total	629	100.0

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

There is no mandatory employee social security plans in the United Arab Emirates and we currently provide commercial healthcare insurance to our full-time employees based in Dubai. In China, we participate in housing fund and various employee social security plans that are organized by applicable local municipal and provincial government authorities, including housing, pension, medical, work-related injury and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of our employees. We believe that we have complied with the relevant local labor and social welfare laws and regulations in all materials respects. We additionally provide commercial healthcare insurance to our full-time employees and enhanced healthcare insurance to senior management. For details, see “Item 4. Information on the Company—B. Business Overview—Our Business—Insurance.”

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

As of March 31, 2022, the total number of ordinary shares outstanding is 148,274,265, comprising 123,540,252 Class A ordinary shares and 24,734,013 Class B ordinary shares.

	Ordinary Shares Beneficially Owned as of March 31, 2022
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power**
Directors and Executive Officers:***
Tao Yang(1)	39,195,505	24,734,013	42.1	85.8
Saifi Ismail	*	—	*	*
Jianfeng Xu(2)	13,266,326	—	8.8	2.1
Osman Sultan	*	—	*	*
David Cui	—	—	—	—
Lili Xu	—	—	—	—
Saeed Al Hamli	—	—	—	—
Yang Hu	*	—	*	*
Directors and Executive Officers as a Group	52,719,331	24,734,013	50.2	87.7
Principal Shareholders:
YooYoo Limited(3)	35,000,000	24,734,013	40.3	85.7
Orchid Asia(4)	27,272,727	—	18.4	4.4
WindBell Limited(2)	11,166,326	—	7.5	1.8
SIG Global China Fund I, LLLP(5)	9,090,909	—	6.1	1.5

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

*** The business address for our directors and executive officers is #238, Building 16, Dubai Internet City, Dubai, United Arab Emirates.

(1)
Represents (i) 35,000,000 Class A ordinary shares and 24,734,013 Class B ordinary shares held by YooYoo Limited, (ii) 445,505 Class A shares held by Allies Partners Limited and (iii) 3,750,000 Class A ordinary shares that Mr. Yang has the right to receive upon the exercise of share options within 60 days after March 31, 2022. YooYoo Limited is a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. YooYoo Limited is ultimately controlled by a trust of which Mr. Yang is the settlor and Mr. Yang and his family members are beneficiaries. Under the terms of this trust, Mr. Yang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by YooYoo Limited in our company. Allies Partners Limited is a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Allies Partners Limited is wholly owned by Allies Group Limited, which is in turn wholly owned by Ms. Lei Liu, the spouse of Mr. Tao Yang.
(2)
Represents (i) 11,166,326 Class A ordinary shares held by WindBell Limited and (ii) 2,100,000 Class A ordinary shares that Mr. Xu has the right to receive upon the exercise of share options within 60 days after March 31, 2022. WindBell Limited is a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands. WindBell Limited is ultimately controlled by a trust of which Mr. Xu is the settlor and Mr. Xu and his family members are beneficiaries. Under the terms of this trust, Mr. Xu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by WindBell Limited in our company.
(3)
Represents 35,000,000 Class A ordinary shares and 24,734,013 Class B ordinary shares held by YooYoo Limited. For further information on YooYoo Limited, see footnote 1.

(4)
Represents 27,272,727 Class A ordinary shares represented by ADSs held by JOLLY UNIQUE LIMITED. JOLLY UNIQUE LIMITED is a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. JOLLY UNIQUE LIMITED is owned by Orchid Asia VII, L.P. as to 93% and Orchid Asia VII Co-Investment, Limited as to 7%. The general partner of Orchid Asia VII, L.P. is OAVII Holdings, L.P., whose general partner is Orchid Asia VII GP, Limited. Orchid Asia VII GP, Limited is wholly owned by Orchid Asia V Group Management Limited, which is wholly owned by Orchid Asia V Group, Limited, which is in turn wholly owned by AREO Holdings Limited. Orchid Asia VII Co-Investment, Limited is wholly owned by AREO Holdings Limited, which is in turn indirectly controlled by Ms. Lai Ming Lam. Mr. Tao Huang, a directorate general manager of Orchid Asia Group, served as a director of our company from May 2018 to August 2020. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G/A filed by JOLLY UNIQUE LIMITED and its affiliates on February 8, 2022.
(5)
Represents 9,090,909 Class A ordinary shares held by SIG Global China Fund I, LLLP. SIG Global China Fund I, LLLP is a limited liability partnership organized under the laws of Delaware with its registered office at One Commerce Center, 1201 N. Orange Street, Suite 715 in the City of Wilmington, 19801. SIG Asia Investment, LLLP, a Delaware limited liability limited partnership, is the investment manager for SIG Global China Fund I, LLLP pursuant to an investment management agreement and, as such, has discretionary authority to vote and dispose of the 9,090,909 Class A ordinary shares. In addition, Heights Capital Management, Inc., a Delaware Corporation, is the investment manager for SIG Asia Investment, LLLP pursuant to an investment management agreement and, as such, has discretionary authority to vote and dispose of the 9,090,909 Class A ordinary shares. Arthur Dantchik, in his capacity as president of SIG Asia Investment, LLLP, and vice president of Heights Capital Management, Inc. may also be deemed to have investment discretion over the shares held by SIG Global China Fund I, LLLP. Mr. Dantchik disclaims any such investment discretion or beneficiary ownership with respect to these shares. Information regarding beneficial ownership is reported as of December 31, 2020, based on the information contained in the Schedule 13G filed by SIG Global China Fund I, LLLP and its affiliates on February 16, 2021.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

a.
Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

b.
Related Party Transactions

Shareholders Agreement

Other than provisions with respect to registration rights, the description of which is set forth below, all provisions and rights under our shareholders agreement dated May 23, 2018 terminated upon consummation of our initial public offering.

Demand Registration Rights

At any time after the earlier of (i) the fifth anniversary of the closing of the share purchase or (ii) 180 days following our initial public offering, holders of no less than 25% of the registrable securities then outstanding have the right to demand that we file a registration statement under the Securities Act covering the registration of at least 20% (or any lesser percentage if the anticipated gross proceeds to the company from such proposed offering would exceed US$5,000,000) of the registrable securities. We, however, are not obligated to effect a demand registration if we have already effected a demand registration within the six month period preceding the date of such request in which the holders had an opportunity to participate. In addition, we are not obliged to effect a demand registration if we have already effected two demand registration, unless less than all of the registrable securities sought to be included in the demand registration were sold.

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
Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange.”

e.
Taxation

The following is a general summary of certain Cayman Islands, United Arab Emirates, People’s Republic of China and United States federal income tax consequences relevant to an investment in the ADSs or Class A ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of December 31, 2021, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the United Arab Emirates, the People’s Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of the ADSs and Class A ordinary shares.

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

Introduction of Federal Corporate Tax in 2023

Notwithstanding the above, the Ministry of Finance has announced that a federal corporate tax will be implemented for financial periods starting on June 1, 2023. A summary based on the announcement has been provided below. However, please note that the corporate tax legislation has not been finalized or published. Therefore, these details are subject to change. It is important to confirm the tax treatment described below once the corporate tax legislation is published.

Corporate tax will be imposed on business and commercial activities at the rate of 0% for taxable income up to AED375,000 and 9% for taxable income above AED375,000. A different tax rate will apply for certain large multinational companies with global consolidated revenues in excess of EUR750 million (approximately AED3.15 billion). Our expectation is that this rate should be a minimum of 15%.

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

Certain United States Federal Income Tax Considerations

The following discussion describes certain United States federal income tax consequences of the purchase, ownership and disposition of the ADSs and Class A ordinary shares as of the date hereof. This discussion deals only with ADSs and Class A ordinary shares that are held as capital assets by a United States Holder (as defined below). In addition, the discussion set forth below is applicable only to United States Holders (i) who are residents of the United States for purposes of the current United States-China tax treaty (the “Treaty”), (ii) whose ADSs or Class A ordinary shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in China and (iii) who otherwise qualify for the full benefits of the Treaty.

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

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation will be treated as a qualified foreign corporation for this purpose if the dividends are paid on shares or ADSs that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that the ADSs (which have been approved for listing on the NYSE) will be readily tradable on an established securities market in the United States once they are so listed. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty, in which case dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, may be eligible for reduced rates of taxation. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In addition, notwithstanding the foregoing, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (a “PFIC”) in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed under“— Passive Foreign Investment Company” below, we do not believe we were a PFIC for our most recent taxable year, although there can be no assurance that we will not become a PFIC in the current taxable year or in the foreseeable future.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill (which we have determined based on the expected market value of our ADSs), we do not believe we were a PFIC for our most recent taxable year, although there can be no assurance that we will not become a PFIC in the current taxable year or in the foreseeable future.

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

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on the sale or other taxable disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC taxes were imposed on any gain (as described under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, pursuant to recently issued Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

All of our revenues are denominated in U.S. dollars, and a significant portion of our expenses are denominated in AED or Renminbi. The functional currency of our company and our subsidiaries incorporated in the UAE, Hong Kong and the British Virgin Islands is the U.S. dollar. The functional currency of our subsidiaries in the PRC is the Renminbi. We use U.S. dollars as our reporting currency. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded in general and administrative expenses in the consolidated statements of operations data. We recorded foreign currency translation adjustment of US$25.4 thousand, US$368.7 thousand and US$146.0 thousand in 2019, 2020 and 2021, respectively.

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

Inflation

Since inception, inflation in the UAE and China has not materially affected our results of operations. According to the UAE Federal Competitiveness and Statistics Authority, the year-over-year percent changes in the consumer price index for December 2019, December 2020 and December 2021 was a decrease of 1.4%, a decrease of 2.1% and an increase of 0.2%, respectively. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, December 2020 and December 2021 were increases of 4.5%, 2.5% and 0.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if the UAE or China experiences higher rates of inflation in the future.

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

Payments by Depositary

As of December 31, 2021, we received US$2.0 million payment from The Bank of New York Mellon, the depositary bank for our ADR program.

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

As of December 31, 2021, among the net proceeds received from our initial public offering, we had used approximately US$19.8 million for marketing activities to promote our brand and increase our user base, approximately US$6.6 million for new product development and approximately US$4.0 million for technology infrastructure to enhance user experience and operational efficiency.

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

Based on that evaluation, our management has concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission.

Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2021, our internal control over financial reporting was effective. Our independent registered public accounting firm, KPMG Huazhen LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

As of December 31, 2021, we had remediated the material weakness previously identified by us and our independent registered public accounting firm in the course of preparation and auditing the consolidated financial statements as of and for the year ended December 31, 2020, which was related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues, and related presentation and disclosure in accordance with U.S. GAAP and SEC financial reporting requirements.

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

	For the Year Ended December 31,
	2020	2021
	(In thousands of US dollars)
Audit Fees(1)	1,173	1,550
Tax Fees(2)	—	32
All Other Fees	—	—
Total	1,173	1,582

(1)
Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our principal accountant for the audit of our annual financial statements, review of our quarterly financial statements and services related to our initial public offering.
(2)
Tax fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our principal accountant for tax advisory.

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services provided by our principal accountant, including audit services, audit-related services and other services as described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs from May 21, 2021 to December 31, 2021. In 2021, we did not purchase any of our ADSs or Class A ordinary shares outside of the periods presented below.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Programs(2)
June 1 - June 30, 2021	441,931	US$18.75	441,931	US$141.7 million
July 1 - July 31, 2021	471,809	US$18.88	471,809	US$132.8 million
September 1 - September 30, 2021	571,176	US$8.92	571,176	US$127.7 million
October 1 - October 31, 2021	418,289	US$7.48	418,289	US$124.6 million
Total	1,903,205	US$13.36	1,903,205	US$124.6 million

(1)
Each of our ADSs represents one Class A ordinary share.
(2)
We announced a share repurchase program in May 2021, under which we may repurchase up to US$150 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twelve months. The repurchases have been, and will be, through various means, including open market transactions, privately negotiated transactions, block trades or any combination thereof. The repurchases have been, and will be, effected in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Yalla Group Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1

Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-248646), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

2.1

Form of American Depositary Receipt evidencing American Depositary Shares (incorporated herein by reference to Exhibit (1) to the registration statement on Form F-6 (File No. 333-248649), as amended, filed with the Securities and Exchange Commission on September 8, 2020)

2.2

Specimen of Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-248646), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

2.3

Form of Deposit Agreement between the Registrant and The Bank of New York Mellon, as depositary (incorporated herein by reference to Exhibit (1) to the registration statement on Form F-6 (File No. 333-248649), as amended, filed with the Securities and Exchange Commission on September 8, 2020)

2.4

Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchanges Act of 1934(incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-39552), filed with the Securities and Exchange Commission on April 2, 2021)

4.1

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-248646), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.2

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-248646), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.3

Amended and Restated Share Incentive Plan of 2018 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-248646), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.4

Amendment No. 1 to Amended and Restated Share Incentive Plan of 2018 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-248646), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.5

2020 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-248646), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

8.1*	Subsidiaries of Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-248646), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YALLA GROUP LIMITED

By	/s/ Tao Yang
Name:	Tao Yang
Title:	Chairman and Chief Executive Officer

Date: April 25, 2022

YALLA GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Yalla Group Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Yalla Group Limited and subsidiaries (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Change in Accounting Principle

As discussed in Note 2(s) to the consolidated financial statements, the Company has changed its accounting for leases as of January 1, 2021 due to the adoption of Accounting Standards Codification Topic 842, Leases.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of Sufficiency of audit evidence over revenues

As discussed in Note 14 to the consolidated financial statements, the Company reported revenues of US$208.1 million and US$65.0 million from group chatting services and games services, respectively, for the year ended December 31, 2021.

We identified the evaluation of sufficiency of audit evidence over revenues as a critical audit matter. This matter required especially subjective auditor judgment because the Company’s revenue recognition process was highly automated and reliant upon the Company’s customized and proprietary information technology (IT) systems to process large volumes of data. Involvement of IT professionals with specialized skills and knowledge was required to assist in the performance of certain procedures.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over revenues. We evaluated the design and tested the operating effectiveness of certain internal controls related to revenue recognition process. This includes controls related to:

▪
General information technology controls related to the systems utilized in the Company’s revenue recognition process;
▪
IT application controls related to the purchases and consumption of virtual currencies and virtual items in the underlying IT systems; and
▪
IT application controls related to the provision of upgrade services and the service period in the underlying IT systems.

We involved IT professionals with specialized skills and knowledge who assisted in testing these controls. We recalculated revenues related to virtual items based on the quantities of virtual currencies purchased and consumed by users for virtual items during the year. We recalculated revenues related to upgrade services based on the quantities of virtual currencies purchased and consumed by users for upgrade services and the periods of upgrade services. For a sample of transactions, we observed users’ consumption of virtual currencies and compared the observed users’ consumption to the quantities of virtual currencies consumed by users recorded in the IT systems. In addition, we evaluated the sufficiency of audit evidence obtained over revenues by assessing the results of procedures performed.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2018.

Beijing, China

April 25, 2022

YALLA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2020	2021
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	236,883,282	351,485,602
Short-term investments	766,295	2,906,344
Prepayments and other current assets	15,725,424	21,957,230
Total current assets	253,375,001	376,349,176
Non-current assets
Property and equipment, net	1,241,756	1,832,952
Operating lease right-of-use assets	—	857,474
Long-term investments	—	1,768,455
Total non-current assets	1,241,756	4,458,881
Total assets	254,616,757	380,808,057

LIABILITIES
Current liabilities
Accounts payable	1,573,784	4,392,330
Deferred revenue	13,359,827	24,971,203
Operating lease liabilities, current	—	472,734
Accrued expenses and other current liabilities	6,148,486	14,896,134
Total current liabilities	21,082,097	44,732,401
Non-current liabilities
Operating lease liabilities, non-current	—	195,596
Total non-current liabilities	—	195,596
Total liabilities	21,082,097	44,927,997

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

	As of December 31,
	2020	2021
	US$	US$
EQUITY
Shareholders’ equity of Yalla Group Limited
Class A Ordinary Shares (US$0.0001 par value, 400,000,000 shares authorized as of December 31, 2020 and 2021; 119,196,117 shares and 139,196,117 shares issued as of December 31, 2020 and 2021, respectively; 119,196,117 shares and 124,843,668 shares outstanding as of December 31, 2020 and 2021, respectively)	11,920	12,484
Class B Ordinary Shares (US$0.0001 par value, 100,000,000 shares authorized, 24,734,013 shares issued and outstanding as of December 31, 2020 and 2021)	2,473	2,473
Additional paid-in capital	220,623,005	265,647,268
Treasury stock	—	(25,419,808)
Accumulated other comprehensive income	373,989	520,010
Retained earnings	12,523,273	95,123,951
Total shareholders’ equity of Yalla Group Limited	233,534,660	335,886,378
Non-controlling interests	—	(6,318)
Total equity	233,534,660	335,880,060
Total liabilities and equity	254,616,757	380,808,057

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Year Ended December 31,
	2019	2020	2021
	US$	US$	US$
Revenues	63,464,574	134,927,410	273,134,908
Costs and expenses
Cost of revenues	(20,553,319)	(61,270,887)	(95,144,945)
Selling and marketing expenses	(8,250,130)	(21,701,852)	(42,404,862)
General and administrative expenses	(4,120,693)	(42,974,825)	(38,271,252)
Technology and product development expenses	(1,597,658)	(5,221,124)	(14,286,120)
Total costs and expenses	(34,521,800)	(131,168,688)	(190,107,179)
Operating income	28,942,774	3,758,722	83,027,729
Interest income	390,227	202,474	111,881
Government grants	—	99,277	1,419,837
Investment income	27,568	13,994	54,824
Income before income taxes	29,360,569	4,074,467	84,614,271
Income tax expense	(435,766)	(861,081)	(2,019,911)
Net income	28,924,803	3,213,386	82,594,360
Net loss attributable to non-controlling interests	—	—	6,318
Accretion of redeemable convertible preferred shares (note 9)	(1,940,252)	(1,577,026)	—
Dividends distributed to redeemable convertible preferred shareholders	—	(3,704,083)	—
Net income (loss) attributable to Yalla Group Limited’s shareholders	26,984,551	(2,067,723)	82,600,678
Earnings (loss) per ordinary share
——Basic	0.22	(0.02)	0.56
——Diluted	0.22	(0.02)	0.46
Weighted average number of shares outstanding used in computing earnings (loss) per ordinary share
——Basic	73,393,941	91,755,810	148,739,986
——Diluted	73,393,941	91,755,810	179,899,466

Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes	25,412	368,771	146,021
Unrealized holding gains on short-term investments, net of income taxes of US$6,892, US$3,498 and US$541 for the years ended December 31, 2019, 2020 and 2021, respectively	30,527	10,496	1,622
Less: reclassification adjustment for gains on short-term investments realized in net income, net of income taxes of US$6,892, US$3,498 and US$541 for the years ended December 31, 2019, 2020 and 2021, respectively	(20,676)	(10,496)	(1,622)
Other comprehensive income, net of income taxes	35,263	368,771	146,021
Comprehensive income	28,960,066	3,582,157	82,740,381
Less: comprehensive loss attributable to non-controlling interests	—	—	6,318
Comprehensive income attributable to Yalla Group Limited’s shareholders	28,960,066	3,582,157	82,746,699

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

	Ordinary Shares		Subscriptions receivable	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total equity
	Shares	US$	US$	US$	US$	US$
Balance as of January 1, 2019	73,393,941	7,339	(7,339)	(30,045)	(7,087,593)	(7,117,638)
Accretion of redeemable convertible preferred shares (note 9)	—	—	—	—	(1,940,252)	(1,940,252)
Net income	—	—	—	—	28,924,803	28,924,803
Foreign currency translation adjustments, net of nil income taxes	—	—	—	25,412	—	25,412
Unrealized holding gains on short-term investments, net of income taxes of US$6,892	—	—	—	30,527	—	30,527
Reclassification adjustment for gains on short-term investments realized in net income, net of income taxes of US$6,892	—	—	—	(20,676)	—	(20,676)
Balance as of December 31, 2019	73,393,941	7,339	(7,339)	5,218	19,896,958	19,902,176

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Continued)

	Ordinary Shares		Class A Ordinary Shares		Class B Ordinary Shares		Subscriptions receivable	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
	Shares	US$	Shares	US$	Shares	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2019	73,393,941	7,339	—	—	—	—	(7,339)	—	5,218	19,896,958	19,902,176
Accretion of redeemable convertible preferred shares (note 9)	—	—	—	—	—	—	—	—	—	(1,577,026)	(1,577,026)
Net income	—	—	—	—	—	—	—	—	—	3,213,386	3,213,386
Dividend to shareholders (note 12)	—	—	—	—	—	—	—	—	—	(9,010,045)	(9,010,045)
Re-designation of Ordinary Shares into Class A and Class B Ordinary Shares immediately prior to the completion of the initial public offering	(73,393,941)	(7,339)	48,659,928	4,866	24,734,013	2,473	—	—	—	—	—
Issuance of Ordinary Shares upon initial public offering (“IPO”), net of issuance costs of US$12,405,096	—	—	19,300,000	1,930	—	—	—	132,342,910	—	—	132,344,840
Conversion of Series Angel Redeemable Convertible Preferred Shares into Ordinary Shares	—	—	4,955,327	496	—	—	—	287,411	—	—	287,907
Conversion of Series Pre-A Redeemable Convertible Preferred Shares into Ordinary Shares	—	—	9,917,226	992	—	—	—	3,569,209	—	—	3,570,201
Conversion of Series A Redeemable Convertible Preferred Shares into Ordinary Shares	—	—	36,363,636	3,636	—	—	—	23,617,992	—	—	23,621,628
Contribution from ordinary shareholders	—	—	—	—	—	—	7,339	—	—	—	7,339
Share-based compensation	—	—	—	—	—	—	—	60,805,483	—	—	60,805,483
Unrealized holding gains on short-term investments, net of income taxes of US$3,498	—	—	—	—	—	—	—	—	10,496	—	10,496
Reclassification adjustment for gains on short-term investments realized in net income, net of income taxes of US$3,498	—	—	—	—	—	—	—	—	(10,496)	—	(10,496)
Foreign currency translation adjustments, net of nil income taxes	—	—	—	—	—	—	—	—	368,771	—	368,771
Balance as of December 31, 2020	—	—	119,196,117	11,920	24,734,013	2,473	—	220,623,005	373,989	12,523,273	233,534,660

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Continued)

	Shareholders’ equity of Yalla Group Limited
	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in capital	Treasury stock		Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders’ equity of Yalla Group Limited	Non-controlling interests	Total equity
	Shares	US$	Shares	US$	US$	Shares	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2020	119,196,117	11,920	24,734,013	2,473	220,623,005	—	—	373,989	12,523,273	233,534,660	—	233,534,660
Net income	—	—	—	—	—	—	—	—	82,600,678	82,600,678	(6,318)	82,594,360
Exercise of share options	5,647,551	564	—	—	1,084,816	—	—	—	—	1,085,380	—	1,085,380
Repurchase of shares	—	—	—	—	—	(1,903,205)	(25,419,808)	—	—	(25,419,808)	—	(25,419,808)
Share-based compensation	—	—	—	—	43,939,447	—	—	—	—	43,939,447	—	43,939,447
Unrealized holding gains on short-term investments, net of income taxes of US$541	—	—	—	—	—	—	—	1,622	—	1,622	—	1,622
Reclassification adjustment for gains on short-term investments realized in net income, net of income taxes of US$541	—	—	—	—	—	—	—	(1,622)	—	(1,622)	—	(1,622)
Foreign currency translation adjustments, net of nil income taxes	—	—	—	—	—	—	—	146,021	—	146,021	—	146,021
Balance as of December 31, 2021	124,843,668	12,484	24,734,013	2,473	265,647,268	(1,903,205)	(25,419,808)	520,010	95,123,951	335,886,378	(6,318)	335,880,060

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2019	2020	2021
	US$	US$	US$
Operating activities:
Net income	28,924,803	3,213,386	82,594,360
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	173,610	262,184	850,375
Reduction in the carrying amount of operating lease right-of-use assets	—	—	926,678
Loss on disposal of property and equipment	—	—	84,579
Investment income	(27,568)	(13,994)	(54,824)
Share-based compensation	—	60,805,483	43,939,447
Changes in operating assets and liabilities:
Prepayments and other current assets	(1,635,147)	(11,742,160)	(6,646,354)
Accounts payable	291,842	849,297	2,818,546
Deferred revenue	2,571,456	7,348,953	11,611,376
Accrued expenses and other current liabilities	981,988	4,069,530	8,794,349
Operating lease liabilities	—	—	(677,592)
Net cash provided by operating activities	31,280,984	64,792,679	144,240,940
Investing activities:
Purchase of property and equipment	(427,933)	(1,029,654)	(1,488,753)
Purchases of short-term investments	(5,943,321)	(3,661,847)	(20,972,246)
Proceeds from maturity of short-term investments	4,956,176	4,451,035	18,870,732
Purchase of term deposits	(7,722,941)	—	—
Proceeds from maturity of term deposits	6,304,631	2,722,941	—
Payments of long-term investments	—	—	(1,768,455)
Net cash (used in) provided by investing activities	(2,833,388)	2,482,475	(5,358,722)
Financing activities:
Proceeds from exercise of share options	—	—	1,085,380
Repurchase of shares	—	—	(25,419,808)
Proceeds from Initial Public Offering, net of underwriting commissions and discounts of US$9,632,500	—	135,117,436	—
Cash contribution from ordinary shareholders	—	7,339	—
Payments of initial public offering costs	(200,000)	(2,346,059)	(226,537)
Payments of dividends	—	(9,010,045)	—
Net cash (used in) provided by financing activities	(200,000)	123,768,671	(24,560,965)
Effect of foreign currency exchange rate changes on cash and cash equivalents	38,326	536,835	281,067
Net increase in cash and cash equivalents	28,285,922	191,580,660	114,602,320
Cash and cash equivalents at the beginning of the year	17,016,700	45,302,622	236,883,282
Cash and cash equivalents at the end of the year	45,302,622	236,883,282	351,485,602
Supplemental cash flow information:
Income taxes paid	28,970	849,773	1,758,448
Noncash investing and financing activities:
Accrual of issuance costs in accrued expenses and other current liabilities	—	226,537	—

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND ORGANIZATION

Description of Business

Yalla Group Limited (the “Company”), through its subsidiaries (collectively referred to as the “Group”) operates voice-centric social networking and entertainment platform mainly in the Middle East and North Africa region. The platform allows individual users free access to the basic functions on the platform. It also provides enhanced experiences for individual users by sales of virtual items and provision of upgrade services on the platform.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)
Basis of Presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)
Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

(c)
Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period. Significant accounting estimates include, but not limited to, fair value of share based compensation awards, ordinary shares and convertible redeemable preferred shares. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

(e)
Cash and Cash Equivalents

Cash and cash equivalents consist of cash at bank and highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash. The Group’s cash and cash equivalents are deposited in financial institutions at below locations:

	As of December 31,
	2020	2021
	US$	US$
Financial institutions in the mainland PRC
—Denominated in Chinese Renminbi (“RMB”)	5,511,982	7,134,552
—Denominated in USD	1,819,424	8,073,604
Total cash balances held at mainland PRC financial institutions	7,331,406	15,208,156
Financial institutions in Hong Kong Special Administrative Region (“HK S.A.R.”)
—Denominated in USD	133,911,336	80,904,898
Total cash balances held at the HK S.A.R. financial institutions	133,911,336	80,904,898
Financial institutions in UAE
—Denominated in United Arab Emirates Dirham (“AED”)	23,249,640	23,763,838
—Denominated in USD	35,813,863	164,143,913
Total cash and cash equivalents balances held at the UAE financial institutions	59,063,503	187,907,751
Financial institutions in United States
—Denominated in USD	10,127,775	10,176,282
Total cash and cash equivalents balances held at the United States financial institutions	10,127,775	10,176,282
Financial institutions in Singapore
—Denominated in USD	26,449,262	57,288,515
Total cash balances held at the Singapore financial institutions	26,449,262	57,288,515
Total cash and cash equivalents balances held at financial institutions	236,883,282	351,485,602

(f)
Investments

Available-for-sales

Short-term investments comprise primarily of the financial products issued by financial institutions. The Group classifies the financial products as available-for-sale securities, which are recorded at fair value. Unrealized holding gains and losses, net of the related income tax effect, on available-for-sale securities are excluded from earnings and reported as a separate component of accumulated other comprehensive income (loss) until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

(f)
Investments (continued)

Equity securities

All equity investments with readily determinable fair values, other than those accounted for under equity method of accounting or those that result in consolidation of the investee, are measured at fair value with changes in the fair value recognized through net income.

Equity investments without readily determinable fair values which do not qualify for net asset value per share (or its equivalent) practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock, are accounted for under the measurement alternative. The carrying values of equity investments without readily determinable fair values are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of comprehensive income. The Group makes assessment of whether an investment is impaired at each reporting date, and recognizes an impairment loss equal to the difference between the carrying value and fair value in earnings. No impairment loss was recognized for the year ended December 31, 2021.

(g)
Property and Equipment, net

Property and equipment are stated at cost less depreciation and any impairment. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life
Electronic equipment	3 years
Vehicle	4 years
Office furniture	5 years
Leasehold improvements	Shorter of the lease term or the estimated useful life of the assets

Ordinary maintenance and repairs are charged to expenses as incurred, while replacements and betterments are capitalized. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value of the item disposed and proceeds realized thereon.

Property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of a long-lived asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying value of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized by the amount that the carrying value exceeds the estimated fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. Assets to be disposed are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated. No impairment of long-lived assets was recognized for the years presented.

(h)
Value Added Taxes

The Company’s PRC subsidiaries and UAE subsidiaries are subject to value added tax (“VAT”). Revenue from providing services is generally subject to VAT at the rate of 6% for PRC subsidiaries and 5% for UAE subsidiaries, respectively. The Group paid to local tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other current liabilities, and the excess of input VAT over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.

(i)
Fair Value Measurements

Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market‑based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three‑level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

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

Financial assets and liabilities of the Group primarily consist cash and cash equivalents, short-term investments, long-term investments, accounts payable, accrued expenses and other current liabilities. The Group measures short-term investments at fair value on a recurring basis. Short-term investments issued by financial institutions, which are valued based on price per unit quoted by financial institutions. They are categorized in Level 2 of the fair value hierarchy. As of December 31, 2020 and 2021, the carrying values of other financial instruments approximated to their fair values due to the short maturity of these instruments.

(j)
Revenue Recognition

The Group has adopted ASC 606, Revenue from Contracts with Customers, since its establishment and recognizes revenue when control of the promised services are transferred to the customers, in an amount that reflects the consideration that the Group expects to receive in exchange for those services.

All the revenues of the Group were derived from its voice-centric social networking and entertainment platform, which provides group chatting and games services through mobile applications.

Group chatting service

The Group provides group chatting service to individual users with free access to the basic functions on the platform. It also provides enhanced experience by sales of virtual items and provision of upgrade service on the platform. The Group has the sole discretion in designing the specifications and establishing pricing of virtual items and upgrade service. Individual user purchases virtual items and upgrade service using the Group’s virtual currencies which are in turn acquired through third party payment platforms.

The Group recognizes revenue relating to virtual items at the point-in-time when they are consumed. Upgrade service primarily consists of VIP rights or premium membership in chat rooms over a specified limited service period or the service period the users are registered on the platform. Revenues from the upgrade service with limited service period are recognized ratably over the period the service is made available to the users. Revenues from the upgrade service without any time limits are recognized ratably over the estimated service period of the relevant user groups.

(j)
Revenue Recognition (continued)

Games service

The Group provides games service to individual users through its mobile game applications. Individual users consume virtual currencies to play a game, purchase virtual items which can be used to enjoy one time privileges in the game, and upgrade service. Each game is completed within several minutes.

The Group charges individual users virtual currencies to play a game, which currently accounts for a small portion of games service revenue. The Group has determined that each of these games represents a distinct performance obligation. The related revenue is recognized over the period of the gameplay which takes several minutes. The Group recognizes revenue relating to virtual items upon consumption. Upgrade service primarily consists of premium rights over the period the users are registered on the platform. Revenues from the upgrade service are recognized ratably over the estimated service period of the relevant user groups.

The estimated service period of upgrade services in both the group chatting service and games service is determined based on the expected service period derived from historical users’ behavioral pattern. This estimate is re-assessed on a quarterly basis. Adjustments arising from the changes of estimated period of the users are applied prospectively as such changes are resulted from new information indicating a change in the users’ behavior.

Deferred revenue

Virtual currencies are non-refundable and does not have expiration date. Proceeds received from users’ purchase of virtual currencies are recorded as deferred revenue.

Deferred revenue (a contract liability) is recognized when the Group has an obligation to transfer services to a customer for which the Group has received consideration related to the Group’s group chatting and games services from the customer through mobile applications.

The balance of deferred revenue as of January 1, 2019, 2020, and 2021 was US$3,439,418, US$6,010,874 and US$13,359,827 respectively, which were recognized as revenue for the years ended December 31, 2019, 2020, and 2021, respectively. The balance as of December 31, 2021 is expected to be recognized as revenues within one year.

(k)
Cost of Revenues

Cost of revenues consists primarily of (i) commission fees paid to third party payment platforms, and (ii) staff cost and expenses related to the operations of the mobile platforms.

(l)
Selling and Marketing Expenses

Selling and marketing expenses mainly consist of (i) advertising costs and market promotion expenses, and (ii) staff cost, rental and depreciation related to selling and marketing functions. Advertising costs, which consist primarily of online advertisements, are expensed as incurred. The advertising costs were US$7,541,366, US$12,383,514 and US$26,699,326 for the years ended December 31, 2019, 2020 and 2021, respectively.

(m)
General and Administrative Expenses

General and administrative expenses mainly consist of (i) staff cost, rental and depreciation related to general and administrative personnel, (ii) professional service fees; and (iii) other corporate expenses.

(n)
Technology and Product Development Expenses

Technology and product development expenses consist primarily of (i) staff cost, and (ii) related expenses for the employees involved in designing and developing new features for the mobile platforms and self-developed mobile games. All technology and product development expenditures are expensed as incurred.

(o)
Government Grants

Government grants are recognized when there are reasonable assurances that the Group will comply with the conditions attach to them and the grants will be received. Government grants for the purpose of giving immediate financial support to the Group with no future related costs or obligation are recognized in the Group’s consolidated statements of comprehensive income when the grants become receivable.

(p)
Share‑based Compensation

The Group periodically grants share-based awards, mainly including share options to eligible employees and management, which are subject to service and performance conditions.

The Group recognizes compensation cost for an equity classified award on a tranche-by-tranche basis. The Group’s equity awards contain both a service condition and a performance condition, i.e. completion of IPO. The Group recognized the compensation cost related to options vested cumulatively upon the Group’s completion of the IPO in September 2020 and recognized the remainder over the remaining requisite service period. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

(q)
Employee Benefits

The Company’s subsidiaries in PRC participate in a government mandated, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits US$876,074, US$1,008,337 and US$3,782,043 for the years ended December 31, 2019, 2020 and 2021, respectively.

(r)
Income Taxes

Current income taxes are provided on the basis of income before income taxes for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of comprehensive income in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more‑likely‑than‑not that some portion, or all, of the deferred income tax assets will not be realized.

(r)
Income Taxes (continued)

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re‑assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occurs. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2020 and 2021, the Group did not have any unrecognized uncertain tax positions.

(s)
Leases

The Group leases premise for offices under non-cancellable operating leases. Prior to January 1, 2021, payments made under the operating lease were charged to the consolidated statements of comprehensive income on a straight-line basis over the terms of underlying lease. Leases with escalated rent provisions were recognized on a straight-line basis commencing with the beginning of the lease terms. There were no capital improvement funding, lease concessions or contingent rent in the lease agreements. The Group has no legal or contractual asset retirement obligations at the end of the lease terms.

The Group adopted Accounting Standards Codification Topic 842, Leases (“ASC 842”) as of January 1, 2021, using a modified retrospective method for leases that exist at, or are entered into after, January 1, 2021, and has not recast the comparative periods presented in the consolidated financial statements. The adoption of ASC 842 requires the recognition of operating lease right-of-use assets and operating lease liabilities on the balance sheet. The Group elected the package of practical expedients that not to reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases, and (3) initial direct costs for any expired or existing leases. The Group also elected the hindsight practical expedient to determine the reasonably certain lease term for existing leases. Upon the adoption of ASC 842, the Group reclassed prepayments and other current assets of US$430,425, and recognized the operating lease right-of-use assets and operating lease liabilities of approximately US$1,745,150 and US$1,314,725, respectively, as of January 1, 2021.

The Group used its estimated incremental borrowing rate based on information available at the date of adoption in calculating the present value of its existing lease payments.

(s)
Leases (continued)

The following table summarizes the effect on the consolidated balance sheet as a result of adopting ASC 842.

	As of December 31, 2020	Effect of Adoption	As of January 1, 2021
	US$	US$	US$
Operating lease right-of-use assets	—	1,745,150	1,745,150
Operating lease liabilities, current	—	689,799	689,799
Operating lease liabilities, non-current	—	624,926	624,926
Prepayments and other current assets	15,725,424	(430,425)	15,294,999

Upon adoption of ASC 842, the operating lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease terms. The operating lease right-of-use assets are initially measured at cost, which comprises the initial amount of the operating lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the incremental borrowing rate at the lease commencement date is used in determining the imputed interest and present value of lease payments. The incremental borrowing rate was determined using a portfolio approach based on the rate of interest that the Group would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Group recognizes the single lease cost on a straight-line basis over the remaining lease terms for operating leases.

The Group has elected not to recognize operating lease right-of-use assets or operating lease liabilities for leases with an initial term of 12 months or less. Expenses for these leases are recognized on a straight-line basis over the lease term.

(t)
Foreign Currency

The Company’s reporting currency is United States Dollars (“US$”). The functional currency of the Company and its subsidiaries incorporated UAE, HK S.A.R., Singapore and British Virgin Islands is US$. The functional currency of the Company’s PRC subsidiaries is RMB.

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

The financial statements of the Company’s PRC subsidiaries are translated from RMB into US$. Assets and liabilities are translated into US$ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings or deficits generated in the current period are translated into US$ using the appropriate historical rates. Revenues, expenses, gains and losses are translated into US$ using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the consolidated statements of comprehensive income, and the accumulated foreign currency translation adjustments are recorded in accumulated other comprehensive income (loss) as a component of consolidated statements of changes in equity.

(u)
Concentration and risk

The Group’s cost of revenues mainly included commission fees paid to third party payment platforms, among which two third party payment platforms individually represent greater than 10% of the Group’s cost of revenues excluding payroll and welfare and depreciation for the years ended December 31, 2019, 2020 and 2021 are as follows:

	For the Year Ended December 31,
	2019	2020	2021
A	61%	60%	52%
B	14%	19%	25%

(v)
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

The Company’s redeemable convertible preferred shares are participating securities, as they have contractual nonforfeitable right to participate in distributions of earnings. The redeemable convertible preferred shares have no contractual obligation to fund or otherwise absorb the Group’s losses. Accordingly, any undistributed net income is allocated on a pro rata basis to ordinary shares and redeemable convertible preferred shares, whereas any undistributed net loss is allocated to ordinary shares only.

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

(w)
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

(x)
Statutory Reserve

In accordance with the PRC Company Laws, the PRC subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies. The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation. As of December 31, 2020 and 2021, the statutory reserve of the Company’s PRC subsidiaries was US$424,682 and US$920,830, respectively.

UAE Company Laws requires 10% of Yalla Dubai’s annual net profits to be set aside as a statutory reserve. This allocation may be suspended by a shareholders’ decision once the reserve has reached an amount equal to 50% of the share capital of the company. As of December 31, 2020 and 2021, the statutory reserve of Yalla Dubai was US$137,023 and US$137,023, respectively.

(y)
Recent Accounting Pronouncements

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832), which increases the transparency of government assistance including disclosure of the type of assistance, an entity’s accounting for the assistance, and the effect of the assistance on an entity’s financial statements. ASU 2021-10 is effective for all entities for financial statements issued for annual periods beginning after December 15, 2021. An entity should apply the amendments either prospectively to all transactions within the scope of the ASU that are reflected in the financial statements at the date of initial application and that are entered into after that date or retrospectively to those transactions. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

There are no other recently issued accounting pronouncements that are expected to have a material effect on the Company’s financial position, results of operations or cash flows.

3. SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of December 31,
	2020	2021
	US$	US$
Aggregate cost	766,295	2,764,244
Gross unrealized gain	—	142,100
Aggregate fair value	766,295	2,906,344

4. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2020	2021
	US$	US$
Amounts due from third party payment platforms	14,237,874	17,320,817
Others	1,487,550	4,636,413
Prepayments and Other Current Assets	15,725,424	21,957,230

5. OPERATING LEASE

The Company leases its offices under non-cancelable operating lease agreements. These leases expire through 2023 and are renewable upon negotiation.

The operating lease right-of-use assets, the operating lease liabilities, current, and the operating lease liabilities, non-current were US$857,474, US$472,734, and US$195,596 as of December 31, 2021, respectively. For the year ended December 31, 2021, cash paid for amounts included in the measurement of operating lease liabilities was US$720,610.

The operating lease cost and short-term lease cost for the year ended December 31, 2021 were as follows:

December 31, 2021
US$
Operating lease cost	971,854
Short-term lease cost	425,129
Total lease cost	1,396,983

The weighted average remaining lease term as of December 31, 2021 was 1.81 years, and the weighted average discount rate of the operating leases was 4.5%.

Maturities of operating lease liabilities as of December 31, 2021 were as follows:

December 31, 2021
US$
2022	485,109
2023	207,419
2024 and thereafter	—
Total undiscounted lease payments	692,528
Less: imputed interest	(24,198)
Total operating lease liabilities	668,330

As of December 31, 2021, the Group had US$350,118 of short-term lease commitments under non-cancellable operating leases.

As of December 31, 2020, the Group had future minimum lease payments under non-cancellable operating leases as follows:

Operating Leases
US$
2021	852,434
2022	474,016
2023	202,676

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2020	2021
	US$	US$
Accrued payroll and welfare	4,656,854	13,026,548
Taxes payable	709,001	976,428
Others	782,631	893,158
Accrued Expenses and Other Current Liabilities	6,148,486	14,896,134

7. ORDINARY SHARES

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

As of December 31, 2021, there were 124,843,668 Class A Ordinary Shares and 24,734,013 Class B ordinary shares outstanding.

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

8. SHARE REPURCHASE PROGRAM

In May 2021, the Company announced that its Board of Directors had approved a share repurchase program of up to US$150 million of the Company’s outstanding ADSs over the next 12 months. Under the terms of this program, the Company may repurchase its issued and outstanding ADSs in open-market transactions on the New York Stock Exchange. As of December 31, 2021, the Company has repurchased 1,903,205 ADSs (equivalent to 1,903,205 Class A ordinary shares) for approximately US$25,419,808 under this program.

The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

9. MEZZANINE EQUITY

Series Angel, Series Pre-A and Series A Redeemable Convertible Preferred Shares

Before January 1, 2019, the Company issued: (1) 4,955,327 Series Angel Redeemable Convertible Preferred Shares (“Series Angel Preferred Shares”), with par value of US$0.0001 per share; (2) 9,917,226 Series Pre-A Redeemable Convertible Preferred Shares (“Series Pre-A Preferred Shares”) with par value of US$0.0001 per share; (3) 36,363,636 Series A Redeemable Convertible Preferred Shares (“Series A Preferred Shares”) with consideration of US$0.5500 per share.

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

9. MEZZANINE EQUITY (continued)

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

9. MEZZANINE EQUITY (continued)

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

10. SHARE‑BASED COMPENSATION

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

Under the 2018 plan, the options are generally subject to a four-year service schedule, under which an employee earns an entitlement to vest 25% of his/her option at the end of each year of complete service.

On August 31, 2020, the Board of Directors of the Company approved and adopted the 2020 equity Incentive Plan (the “2020 Plan”). Under the 2020 Plan, the maximum aggregate number of ordinary shares available for issuance is 2,878,602. If the aggregate number of Ordinary Shares reserved and available for issuance pursuant to Awards granted under the 2020 Plan falls below 2% of the total number of Ordinary Shares issued and outstanding on the last day of the immediately preceding fiscal year (the “Limit”), the aggregate number of Ordinary Shares reserved and available for issuance pursuant to Awards granted under the 2020 Plan shall be automatically increased to the Limit on January 1 thereafter. As of December 31, 2021, 863,000 share options have been granted under the 2020 Plan.

Under the 2020 plan, the options are generally subject to a four-year service schedule, under which 25% of the option shall vest on the first anniversary of the vesting commencement date, and the remaining portion shall vest annually over subsequent three years on a pro-rata basis.

Prior to the Company’s IPO, stock options granted to employees will be exercisable upon the Company’s completion of IPO and all the stock options granted to an employee shall be forfeited at the time of employee terminated his employment with the Company. After the Company’s IPO, vested options not exercised by an employee shall be forfeited at the time the employee terminates of cause and breaches of the employees’ obligations, three months after termination of employment of the employee or twelve months after employee terminates of death or disability. The options have a contractual term of ten years.

10. SHARE‑BASED COMPENSATION (continued)

A summary of the share options activities for the years ended December 31, 2021 is presented below:

	Number of shares	Weighted average exercise price	Weighted remaining contractual years	Aggregate intrinsic value
		US$		US$
Outstanding as of January 1, 2021	41,713,506	0.25	8.78	587,342,349
Granted	863,000	0.68
Exercised	(5,647,551)	0.19
Forfeited	(27,000)	0.21
Outstanding as of December 31, 2021	36,901,955	0.27	7.90	237,704,168
Vested and expect to vest as of December 31, 2021	36,901,955	0.27	7.90	237,704,168
Exercisable as of December 31, 2021	13,445,369	0.23	7.59	87,093,196

The fair value of the options granted is estimated on the date of grant using the binomial option pricing model with the following key assumptions used:

	2019	2020	2021
Risk-free rate of return (per annum)	1.9%-2.0%	0.70%	1.31%
Volatility	55%-56.2%	56.60%	55.42%
Expected dividend yield	0%	0%	0%
Exercise multiple	2.2-2.8	2.2-2.8	2.2-2.8
Fair value of underlying ordinary share	3.02-3.94	5.12	10.10
Expected term	10	10	10

Prior to the Company’s IPO, the estimated fair values of the underlying ordinary shares at the grant date were estimated by management with the assistance of an independent valuation firm. The Company first determined its enterprise value by using income approach, which required the estimation of future cash flows, and the application of an appropriate discount rate with reference to comparable listed companies engaged in the similar industry to convert such future cash flows to a single present value, and then allocated the enterprise value between the ordinary shares and preferred shares. After the Company’s IPO, the fair value of the underlying ordinary share is the closing price of the Company’s ordinary shares traded in the open market as of the grant date. The expected volatility was estimated based on the historical volatility of the Company and its comparable peer public companies with a time horizon close to the expected term of the Company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company’s options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option.

10. SHARE‑BASED COMPENSATION (continued)

The weighted average grant date fair value of the share options for the years ended December 31, 2019, 2020 and 2021 was US$2.96, US$4.78 and US$9.45, respectively. Since the exercisability is dependent upon the completion of an initial public offering of the Company, no compensation expense relating to the options was recorded for the years ended December 31, 2019. Upon the completion of IPO in September 2020, the Company immediately recognized share-based compensation expenses of US$46,458,472 of options vested cumulatively.

Total recognized share-based compensation expenses for the years ended December 31,2019, 2020 and 2021, were allocated to following expense items:

	For the Year Ended December 31,
	2019	2020	2021
	US$	US$	US$
Cost of revenues	—	16,255,275	6,299,864
Selling and marketing expenses	—	7,672,437	10,102,733
General and administrative expenses	—	35,861,913	26,729,432
Technology and product development expenses	—	1,015,858	807,418
Total share-based compensation expenses	—	60,805,483	43,939,447

As of December 31, 2021, US$40,932,534 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 0.94 year.

11. INCOME TAX

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiaries are subject to Hong Kong profits tax at the rate of 16.5% on their taxable income generated from the operations in Hong Kong. Payments of dividends by the Hong Kong subsidiaries to the Company are not subject to withholding tax in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates.

11. INCOME TAX (continued)

PRC

The Company’s PRC subsidiaries are subject to the PRC Corporate Income Tax Law (“CIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

The CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the CIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non‑PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is more likely than not that its operations outside the PRC should be considered a resident enterprise for PRC tax purposes.

Singapore

The subsidiary incorporated in Singapore is subject to the Singapore Corporate Tax rate of 17% for the year ended December 31, 2021.

Income before income taxes were generated in the following jurisdictions:

	For the Year Ended December 31,
	2019	2020	2021
	US$	US$	US$
British Virgin Islands (BVI)	(382)	(976)	(1,227)
UAE	27,663,586	63,056,081	122,422,324
PRC, excluding HK S.A.R.	2,142,160	(57,038,284)	(35,920,356)
HK S.A.R.	(85,436)	65,233	286,843
Cayman Islands	(359,359)	(2,007,587)	(2,152,866)
Singapore	—	—	(20,447)
Total	29,360,569	4,074,467	84,614,271

Income tax expense recognized in the consolidated statements of comprehensive income consists of current income tax expense.

The effective income tax rate for the years ended December 31, 2019, 2020 and 2021 was 1.5%, 21.1% and 2.4%, respectively. All the income tax expense was related to the subsidiaries located in PRC and Hong Kong, which were subject to the PRC statutory income tax at the rate of 25% for their taxable income and Hong Kong profits tax at the rate of 8.25% for first HK$2 million and remaining profits taxed at 16.5% on its taxable income generated from the operations in Hong Kong.

11. INCOME TAX (continued)

Deferred income tax assets and liabilities are as follows:

	As of December 31,
	2020	2021
	US$	US$
Deferred tax assets
Operating lease liabilities	—	167,083
Net operating loss carry forwards	3,334	28,779
Total gross deferred tax assets	3,334	195,862
Valuation allowance on deferred tax assets	(3,334)	(28,779)
Deferred tax assets, net of valuation allowance	—	167,083

Deferred tax liabilities
Operating lease right-of-use assets	—	167,083
Total gross deferred tax liabilities	—	167,083

Net deferred tax assets	—	—

Changes in valuation allowance are as follows:

	As of December 31,
	2020	2021
	US$	US$
Balance at the beginning of the year	40,859	3,334
Additions	131	25,445
Reversals	(37,656)	—
Balance at the end of the year	3,334	28,779

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

12. DIVIDEND TO SHAREHOLDERS

On May 18, 2020, the Board of Directors of the Company approved the declaration of cash dividend of US$0.07 per share to the Company’s ordinary shareholders and preferred shareholders in the amount of US$9,010,045, which was paid in May 2020.

13. EARNINGS (LOSS) PER SHARE

The following table sets forth the basic and diluted earnings (loss) per share computation and provides a reconciliation of the numerator and denominator for the periods presented. Shares issuable for little consideration relating to the vested share options have been included in the number of outstanding shares used for basic earnings (loss) per share:

	For the Year Ended December 31,
	2019	2020	2021
	US$	US$	US$
Numerator:
Net income (loss) attributable to Yalla Group Limited’s shareholders	26,984,551	(2,067,723)	82,600,678
Earnings attributable to redeemable convertible preferred shareholders	(11,093,510)	—	—
Numerator for basic and diluted earnings (loss) per share calculation	15,891,041	(2,067,723)	82,600,678
Denominator:
Denominator for basic earnings (loss) per share calculation	73,393,941	91,755,810	148,739,986
Dilutive effect of outstanding share options	—	—	31,159,480
Denominator for diluted earnings (loss) per share calculation	73,393,941	91,755,810	179,899,466
Earnings (loss) per ordinary share
——Basic	0.22	(0.02)	0.56
——Diluted	0.22	(0.02)	0.46

The potential dilutive securities that have not been included in the calculation of diluted earnings (loss) per share as their inclusion would be anti-dilutive are as follow:

	For the Year Ended December 31,
	2019	2020	2021
Redeemable convertible preferred shares	51,236,189	—	—
Share options	—	35,764,660	—

14. REVENUE INFORMATION

Revenues consist of the following:

	For the Year Ended December 31,
	2019	2020	2021
	US$	US$	US$
Revenues generated from group chatting services	63,437,224	122,978,167	208,163,650
Revenues generated from game services	27,350	11,949,243	64,971,258
Total revenues	63,464,574	134,927,410	273,134,908

The Company’s platform does not require real-name and country of registration of its users. Therefore, the Company does not disclose the revenue information by geographical region because country information of its users are not available or not verified by the Company.