Form 20-F
period 2022-12-31
Yalla Group Ltd
filed 2023-04-20
CIK 1794350

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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
Email: hu.yang@yalla.com
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

131,255,019 Class A ordinary shares were outstanding as of December 31, 2022

24,734,013 Class B ordinary shares were outstanding as of December 31, 2022

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

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐	Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Except where the context otherwise requires, references in this annual report to:

•
“active users” are to registered users who accessed any of our main mobile applications at least once during a given period. Yalla and Yalla Ludo have been our main mobile applications for the periods presented herein; Yalla Parchis has been our main mobile application since the third quarter of 2021; and YallaChat and 101 Okey Yalla have been our main mobile applications since the fourth quarter of 2022;
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
•
“paying users” are to registered users who played a game or purchased our virtual items or upgrade services using virtual currencies on our main mobile applications at least once in a given period, except for users who receive all of their virtual currencies directly or indirectly from us for free; YallaChat does not involve the usage of virtual currencies, and the metrics of “paying users” and “ARPPU” do not reflect user activities on YallaChat;
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

We listed our ADSs on the New York Stock Exchange under the symbol “YALA” on September 30, 2020.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements relate to, among others:

•
our goal and strategies;
•
our ability to maintain and strengthen our position as a leader among social networking and gaming platforms in MENA;
•
our expansion plans;
•
our future business development, financial condition and results of operations;
•
our expectations regarding demand for, and market acceptance of, our services;
•
laws, regulations and policies relating to social networking and gaming platforms;
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

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Our Operations in China

We are a leading social networking and gaming platform in MENA, and we primarily generate revenue through our subsidiaries in the UAE. We have our headquarters in Dubai, and at the same time, our technology and product development team and certain members of our management, among others, are located in China, and we have operating subsidiaries incorporated under the laws of the PRC. Therefore, we face various risks and uncertainties related to operating in China. PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, issuers with operations in China could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including those affecting the Internet industry, may cause the value of our ADSs to significantly decline. Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. See “—D. Risks Factors—Risks Relating to Doing Business in Certain Countries and Regions—The economic, political and social conditions in MENA and China, as well as government policies, laws and regulations, could affect our business, financial condition and results of operations.”

Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, was signed into law on December 18, 2020 and amended pursuant to the Consolidated Appropriations Act, 2023 on December 29, 2022. Under the HFCA Act and the rules issued by the SEC and the U.S. Public Company Accounting Oversight Board, or the PCAOB, thereunder, if we have retained a registered public accounting firm to issue an audit report where the registered public accounting firm has a branch or office that is located in a foreign jurisdiction and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, the SEC will identify us as a “covered issuer”, or SEC-identified issuer, shortly after we file with the SEC a report required under the Securities Exchange Act of 1934, or the Exchange Act (such as our annual report on Form 20-F), that includes an audit report issued by such accounting firm; and if we were to be identified as an SEC-identified issuer for two consecutive years, the SEC would prohibit our securities (including our shares or ADSs) from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong including our auditor, KPMG Huazhen LLP. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by KPMG Huazhen LLP on April 25, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022.

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, KPMG Huazhen LLP, is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we do not expect to be identified as an SEC-identified issuer again in 2023.

However, the PCAOB may change its determinations under the HFCA Act at any point in the future. See “D. Risks Factors—Risks Relating to Doing Business in Certain Countries and Regions— If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.”

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
•
we face risks and uncertainties regarding the growth of the social networking and gaming industry and market acceptance of our platform and services;
•
if we fail to effectively manage our growth and control our spending to maintain such growth, our brand, business and results of operations may be materially and adversely affected;
•
our revenue model for social networking and gaming community may not remain effective and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit;
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

The size of our user base and the level of our user engagement are critical to our success. Our social networking and gaming platform depends on our ability to maintain and increase the size of our user base and user engagement level. We may be unable to attract and retain users or convert non-paying users into paying users. A decline in our user base may also adversely affect the engagement level of our users and vibrancy of the Yalla community, which may in turn reduce attractiveness of our platform and reduce our monetization opportunities. Any of these factors could have a material and adverse effect on our business, financial condition and results of operations.

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

We face risks and uncertainties regarding the growth of the social networking and gaming industry and market acceptance of our platform and services.

The social networking and gaming industry is a relatively new and evolving industry. The growth of the social networking and gaming industry and the level of demand and market acceptance of our platform and services are subject to a high degree of uncertainty. Our future operating results will depend on a number of factors, some of which are beyond our control. These factors include:

•
the growth of Internet and mobile Internet user base in our target markets;
•
whether the social networking and gaming industry in our target markets continues to grow;
•
user consumption behavior in the social networking and gaming industry;
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

Our revenue model for social networking and gaming community may not remain effective and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

We primarily generate our revenue by providing group chatting and games services. We operate our social networking and gaming platform using a revenue model whereby users can get free access to the basic functions on our platform for our group chatting service but have the options to purchase virtual currencies. Individual users consume virtual currencies to purchase virtual items and upgrade services or play games on our platform. Virtual items primarily consist of various virtual gifts and privileges in chat rooms or games. Upgrade services primarily consist of VIP rights or premium membership on our platform. Although our social networking and gaming business has experienced significant growth in recent years, we may not achieve a similar growth rate in the future, as the user demand for this service may change, decrease substantially or dissipate, or we may fail to anticipate and serve user demands effectively.

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

We are headquartered in the UAE, and MENA is our key market. As of December 31, 2022, our mobile platform was available in over 160 countries, with Yalla in eight languages and Yalla Ludo in two languages. We believe the sustainable growth of our business depends on our ability to increase the penetration of our products in both our existing and new markets. Our continued international operations and global expansion may result in increased costs and expose us to a number of challenges and risks, including:

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
•
competition from global and local online social networking and gaming industry players;
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

We face competition in several major aspects of our business. We directly compete with other social networking and gaming platforms for users. In addition, we compete with other social networking and gaming platforms. Some of our competitors may have longer operating histories and significantly greater financial, technical and marketing resources than we do, and in turn may have an advantage in attracting and retaining users and potential business partners. In addition, our competitors may have significantly larger user bases and more established brand names and user stickiness than we do and therefore are able to more effectively leverage their user bases and brand names to provide online social network and other products and services, and thereby increase their respective market shares. In addition, as user preferences evolve, new forms of mobile entertainment may emerge in the future and compete with our platform.

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

Our business operations commenced in April 2016, with commercialization beginning in the same year. We have experienced growth in the number of active users and total revenues in recent years. Our average MAUs increased from 16.4 million in the three months ended December 31, 2020 to 28.1 million in the same period of 2021, and further increased to 32.0 million in the same period of 2022. Our paying users experienced similar rapid growth during the period. Our revenues increased by 102.4% from US$134.9 million in 2020 to US$273.1 million in 2021, and further increased by 11.2% to US$303.6 million in 2022. However, our operational and financial growth in 2020, 2021 and 2022 may not be indicative of our future performance, as our operating results represent a limited history and sample size and may be hard to repeat in the future. We also face fierce competition from new and existing competitors in our target markets, including MENA. As a result, we cannot assure you that we will be able to maintain our growth in such a competitive environment.

Furthermore, many elements of our business are evolving. The markets for our social networking and gaming platform and the related services are relatively new and rapidly developing and are subject to significant challenges, especially in terms of converting non-paying users to paying users, maintaining a stable paying user base and attracting new paying users. Our business plan relies heavily upon an expanding user base and the resulting increased revenues from group chatting and games services, as well as our ability to capitalize on growth opportunities in the social networking and gaming industry and explore other monetization avenues. We may not succeed in any of these aspects.

As the social networking and gaming industry in our target markets is relatively young, there are few proven methods of projecting user demand or available industry standards on which we can rely. Our current monetization method is also at a relatively preliminary stage. For example, if we fail to properly manage the volume and price of our virtual items or upgrade services, our users may be less likely to purchase them. We cannot assure you that our monetization attempts will be successful, profitable or accepted by users, and therefore it may be difficult to gauge the income potential of our business.

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

We have cultivated an interactive and vibrant online community centered on our social networking and gaming platform. We strive to provide premium user experience by continuously improving user interfaces and features of our platform to adapt to the relevant local cultures and by encouraging social interactions among users. We believe that maintaining and promoting such a vibrant community culture is critical to retaining and expanding our user base. We have taken multiple initiatives to preserve our community culture and values. Leveraging our insights into MENA culture and local user preferences, we infuse our user interfaces with local cultural elements. For non-English versions of Yalla, we update the user interface with color themes and logos related to specific local holidays to celebrate with our users, and virtual gifts are typically designed based on local customs. However, there can be no assurance that we will be able to maintain our community culture and remain as the preferred platform for our target users. For example, frictions among our users and inflammatory comments posted by Internet trolls and any inappropriate handling of these frictions may damage our community culture and brand image. Any failure to timely screen out and remove illegal or inappropriate content posted on our platform or to identify and close fake accounts of Internet trolls could also adversely affect users’ perception of and experience on our platform. Any damage to our community culture could materially and adversely affect our business prospects and results of operations.

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

Our business partially depends on services provided by, and relationships with, various third parties. For example, we source audio processing and multi-party real-time communication solutions from third parties to support all of our Yalla rooms and we use servers of third parties for data storage and processing. We also rely on third parties to provide software and other IT services to us. If such third parties terminate their services to us or if they encounter technological or other difficulties, we may not be able to find alternative solutions in a timely manner or on terms satisfactory to us. In particular, there are only a limited number of providers of high quality audio processing solutions in the market. In addition, certain third-party software we use in our operations is currently publicly available free of charge. If the provider of any such software decides to charge users or no longer makes the software publicly available, we may need to incur significant costs to obtain licensing, find replacement software or develop it on our own. If we are unable to obtain licensing, find or develop replacement software at a reasonable cost, or at all, our business and operations may be adversely affected.

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

Our business could be adversely affected by the effects of epidemics or pandemics. In recent years, there have been outbreaks of epidemics in MENA, China and globally. Our business operations could be disrupted if any of our employees are suspected of having COVID-19, H1N1 flu, avian flu or another epidemic or pandemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the economy in our target markets in general and the mobile Internet industry in particular. For example, as a result of the COVID-19 outbreak, government measures designed to control the spread of the virus, such as restrictions on travel and the closing-down of businesses to the public, resulted in a decline of economic activities in our target markets. In addition, we implemented working-from-home arrangements for our employees as a result of the outbreak. If the pandemic resurges, we may be subject to further negative impact on our business operations. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Item 3. Key Information—D. Risk Factors” section, such as those relating to our ability to grow our user base and implement our monetization strategies.

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

We are headquartered in the UAE. MENA is our key market. While the UAE is seen to have a relatively stable political environment, certain other jurisdictions in MENA are not. In particular, since early 2011 there have been increased political risks in several countries in the region, including Algeria, Bahrain, Egypt, Libya, Morocco, Oman, Saudi Arabia, Tunisia and Syria. These risks have ranged from public demonstrations to, in extreme cases, armed conflicts and civil war and have given rise to a number of regime changes and increased political uncertainty across the region. In particular, the armed conflicts in Syria, Iraq and Yemen have the potential to further destabilize the region, further increase uncertainty and have a material negative impact on the regional economy. In mid-2017, Bahrain, Saudi Arabia, the UAE and certain other countries imposed sanctions on Qatar, which remain in place. In January 2020, the United States conducted a drone strike that killed the Iranian general Qasem Soleimani, which escalated tensions between the United States and Iran and heightened the risk for a military conflict between the two countries. The fluctuations in oil price may materially and adversely affect the economic conditions in MENA. The financial, political and general economic conditions prevailing from time to time across MENA may affect mobile users’ willingness and ability to spend on the mobile Internet and have a material adverse impact on our performance and operating results. It is not possible to predict the occurrence of events or circumstances such as war or hostilities, or the impact of such occurrences, and no assurance can be given that we would be able to sustain our current profit levels if adverse political events or circumstances were to occur, particularly in MENA. A general downturn or instability in certain sectors of MENA’s economies could have an adverse effect on our business. In addition, we may be affected by unexpected changes in regulations and enforcement, nationalization of assets and other governmental actions by the host countries, government regulations that favor local competitors, changing taxation policies, restrictions on converting foreign currencies into U.S. dollars, most of which are beyond our control. Investors should also note that our business could be adversely affected by political, economic or related developments both within and outside MENA because of inter-relationships within the global financial markets.

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

On June 22, 2018, we adopted a share incentive plan, which was amended and restated on November 19, 2019 and was further amended in June 2020, or the 2018 Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for a detailed discussion. As of December 31, 2022, 27,348,713 Class A ordinary shares were issuable upon the exercise of outstanding share options under the 2018 Plan. On August 31, 2020, we adopted the 2020 Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for a detailed discussion. As of December 31, 2022, 4,493,125 Class A ordinary shares were issuable upon the exercise of outstanding share options under the 2020 Plan. We are required to recognize compensation expense for an equity award over the period in which the recipient is required to provide service in exchange for the equity award. We recognized share-based compensation expenses in the amount of US$26.7 million in 2022. As of December 31, 2022, the total unrecognized compensation expense associated with share options amounted to US$25.3 million. If additional share options or other equity incentives are granted to our employees, directors or consultants in the future, we will incur additional share-based compensation expense and our results of operations will be further adversely affected.

Our corporate actions are substantially controlled by our Chairman and Chief Executive Officer, Mr. Tao Yang, who has the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

Our third amended and restated memorandum and articles of association provides that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 20 votes. Mr. Tao Yang, our Chairman and Chief Executive Officer, beneficially owns all the Class B ordinary shares issued and outstanding and exercises 84.5% of the aggregate voting power of our total issued and outstanding shares as of March 31, 2023. As a result, Mr. Tao Yang has the ability to control or exert significant influence over important corporate matters; investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

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

Our social networking and gaming platform enables users to chat, play games and engage in various forms of other online communications in real time. We also allow users to share texts, images and other content with each other through our platform. However, our platform does not require real-name registration and identity verification of our users. In addition, because all of the audio and text communications on our platform are conducted in real time, we are unable to examine the content generated by our users on air before they are streamed on our platform. We require all users to agree to our terms of service upon account registration. Our terms of service set out types of content strictly prohibited on our platform, and we have also developed a content monitoring system that utilizes primarily automation, as well as manual screening, to filter inappropriate content. We also encourage users to report any non-compliance of our terms of service. However, due to the immense quantity of user-generated content on our platform, we may not be able to detect all violations of our terms of service or inappropriate or illegal content streamed, displayed or exchanged over our platform, or determine the type of content or actions that may result in liability to us. Our automated screening system may fail to timely screen out and remove inappropriate or illegal content. As such, relevant government authorities could identify inappropriate or illegal content on our platform, which could lead to restrictions on access to our platform in the relevant jurisdictions. Even if we manage to identify and remove offensive content, we may still be held liable. Negative publicity of incidents related to inappropriate or illegal content on our platform or any misuse of our platform by users could also adversely affect our brand image. As a result, our ability to retain or increase our user base and user engagement may be adversely affected, we may not be able to maintain or grow our revenues as anticipated, and our business prospects and financial results could be adversely affected.

Additionally, it is possible that our users may engage in illegal, obscene or incendiary conversations or activities on or through our platform that may be deemed illegal under the relevant local laws and regulations or inappropriate under local cultures or customs, for which we may be subject to potential liability. Content generated, including text and images posted, by our users may infringe on rights of others. In addition, because we offer our mobile applications in a large number of jurisdictions, and we have not implemented any user screening procedures, we cannot ensure that our provision of online social networking and gaming services to all users is in compliance with all applicable laws. The jurisdictions in which our mobile applications are available may have regulations governing the distribution of information over the Internet. These regulations may prohibit the display of content that, among other things, impairs the public interest, or is obscene, superstitious, fraudulent or defamatory. For example, the regulations in some countries in MENA and Southeast Asia prohibit online social networking platforms from being used for dating, pornographic or gambling purposes. While we do not believe our mobile applications are provided to users for any of these purposes, we cannot control how users interact online or offline other than through content monitoring on our mobile applications. We may be subject to fines or other disciplinary actions as prescribed under the relevant local laws and regulations. We may also face claims for defamation, libel, negligence, aiding-and-abetting liability, infringement of copyright, patent, trademark or other intellectual property or third-party rights, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. For example, if any of our users suffers or alleges to have suffered physical, financial or emotional harm as a result of content posted on or conduct initiated from our platform, we may face legal actions initiated by the affected user. In response to such lawsuits, government authorities may take regulatory actions against us based on alleged non-compliance with applicable laws and regulations, such as prohibitions of illegal or inappropriate content on mobile platforms. Defending any such actions could be costly and involve significant time and attention of our management and other resources, which would materially and adversely affect our business and operations. Moreover, the costs of compliance with these regulations may increase as a result of the expansion of our platform, which may adversely affect our results of operations. We may also be required to restrict, discontinue or make other changes to certain features and services provided on our mobile applications, and we may even be prohibited from providing our mobile applications to users in certain jurisdictions. As a result, our business may suffer, our user base, revenue growth and profitability may be materially and adversely affected, and the price of our ADSs may decline.

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

Concerns about our practices with regard to the collection, use, retention, transfer, disclosure, processing and security of personal information or other privacy-related matters, such as cybersecurity breaches, misuse of personal data and data sharing without necessary safeguards, even if unfounded, could damage our reputation and operating results. MENA is our key market, and we have data centers with servers that collect and process our user data mainly in Germany, the United States and Singapore. In addition, we also store data locally in Oman, Qatar and UAE. As of December 31, 2022, our platform was available in over 160 countries. The United Arab Emirates issued Federal Decree-Law No. 45 of 2021 regarding the Protection of Personal Data which came into effect on January 2, 2022. See “Item 4. Information on the Company—B. Business Overview—Regulation—United Arab Emirates—Regulations Relating to Technology Media and Telecommunications—Data protection laws” for details. Furthermore, the regulatory frameworks regarding privacy issues in many jurisdictions are constantly evolving and can be subject to significant changes from time to time, and therefore we may not be able to comprehensively assess the scope and extent of our compliance responsibility at a global level. For example, the PRC regulatory frameworks with regard to data security and data protection is evolving. The PRC Civil Code, the PRC Cyber Security Law, the Personal Information Protection Law, the Provisions on the Cyber Protection of Children’s Personal Information, and the PRC Data Security Law set forth the regime to protect individual privacy and personal data security in general by requiring internet service providers to collect data in accordance with the laws and in proper manner, and obtain consents from internet users prior to the collection, use or disclosure of internet users’ personal data, and the PRC Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of China’s “critical information infrastructure.” Furthermore, the Cybersecurity Review Measures and the Measures for the Security Assessment of Data Cross-border Transfer require that a “network platform operator” that possesses personal information of more than one million users apply for a cybersecurity review when seeking overseas listing, and that a data processor apply for security assessment for its cross-border data transfer based on the importance and amount of the data transferred. See “Item 4. Information on the Company—B. Business Overview—Others—Regulations Relating to Personal Privacy and Data Protection.” The developing requirements relating to clear and prominent privacy notices (including in the context of obtaining informed and specific consents to the collection and processing of personal data, where applicable) may potentially deter users from consenting to certain uses of their personal information. In general, negative publicity of us or our industry regarding actual or perceived violations of our users’ privacy-related rights, including fines and enforcement actions against us or other similarly placed businesses, may also impair users’ trust in our privacy practices and make them reluctant to give their consent to share their data with us.

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

We collect, store, transmit and process personal and other sensitive data generated by our users through their interactions with our apps. We may be exposed to risks of security breaches or unauthorized access to or cyber-attacks on our systems or the data we store. Our efforts to protect our data may be unsuccessful due to software “bugs,” system errors or other technical deficiencies, mistakes or malfeasance of our employees or contractors, vulnerabilities of our vendors and service providers, or other cybersecurity-related vulnerabilities. Although we have developed systems and processes that are designed to prevent and detect security breaches and protect our users’ data, we cannot guarantee that such measures will be sufficient defenses against the evolving techniques used to obtain unauthorized access, disable or degrade services or sabotage systems. Any failure to prevent, detect, or mitigate security breaches, cyber-attacks or other unauthorized access to our systems, theft of users’ accounts or disclosure of our users’ data, including personal information, could result in loss or misuse of such data, interruptions to the services we provide, diminished user experience, loss of user confidence and trust in our products, impairment of our network and technological infrastructure, and harm to our reputation and business, significant legal and financial exposure and potential lawsuits brought by private individuals or regulators. In addition, as we have servers mainly in data centers in Germany, the United States and Singapore, and we also store data locally in Oman, Qatar and UAE, we may incur significant costs in protecting them against, or remediating, security breaches and cyber-attacks.

We may be required to obtain and maintain licenses and approvals relating to Internet or telecommunications services in certain jurisdictions.

Our platform is available in over 160 countries, and some of these countries may require us to obtain certain licenses, permits or approvals or conduct certain registrations or filings with local authorities in relation to our mobile applications. Considerable uncertainties exist in the interpretation and implementation of laws and regulations governing our business activities in certain jurisdictions, including MENA.

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

As of March 31, 2023, we had not obtained any VoIP or other telecommunications license and we have not received any notification from regulators or licensed telecommunications service providers alleging that we provide unlicensed VoIP or telecommunications services. We are nonetheless subject to uncertainties in laws and regulations, including those in MENA. We cannot assure you that we are exempt from the licensing requirements relating to Internet or telecommunications services in the relevant jurisdictions. If our mobile applications were found by a regulatory authority to be in violation of any applicable laws or regulations, such as the lack of requisite approvals or licenses, we may no longer be able to offer our mobile applications in the relevant jurisdiction, and we may also be subject to other penalties. Any such penalties or enforcement actions may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

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

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ended December 31, 2021, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, beginning at the same time, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

As of December 31, 2022, our management had concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures— Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued a report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022. However, our internal control over financial reporting may not prevent or detect all errors and all fraud for a variety of reasons. In addition, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

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

To grow our business and remain competitive, we may require additional capital from time to time. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•
our market position and competitiveness in the social networking and gaming industry, in particular, the social networking and gaming segment;
•
our ability to expand our user base, increase our paying users, develop and maintain products and services appealing to users, penetrate into additional markets, and monetize our user base;
•
our future profitability, overall financial condition, results of operations and cash flows;
•
general market conditions for capital raising activities by social networking and gaming platforms and other Internet companies; and
•
economic, political, regulatory and other conditions internationally and in our target markets, particularly MENA.

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

Our operating subsidiaries in the UAE function as our primary business operation centers and engage in sales, customer service and other business operations. As such, our business may be adversely affected by changes in government policies, laws and regulations in the UAE. For example, the UAE has recently introduced Federal Decree-Law No. (47) of 2022 on the Taxation of Corporations and Businesses (the “CT Law”), which will be applicable to financial years beginning on or after June 1, 2023. Under the CT Law, corporate tax will be applicable to (amongst others) legal persons in the UAE at the rate of 9% on taxable income above AED375,000.

A different tax rate, that has not yet been announced, will apply to certain entities that are part of large multinational groups with global consolidated revenue in excess of EUR750 million (approximately AED3.15 billion).

Entities incorporated or registered in free zones that are considered qualifying free zone persons will be subject to 0% corporation tax on qualifying income. The CT Law prescribes conditions that free zone persons must satisfy in order to be treated as qualifying free zone persons. Our UAE subsidiaries are incorporated in the Dubai Development Authority free zone. However, the definition of qualifying income has not yet been provided by the authorities. Therefore, we are unable to definitely conclude whether, and the extent to which, we will be subject to the 9% corporate tax rate under the CT Law, and our results of operations and financial condition could be adversely affected by such tax.

Moreover, value added tax, or VAT, was introduced in the UAE on January 1, 2018. Unless the supply is specifically zero rated or exempt, VAT at the rate of 5% is imposed on the supply of goods and services in the UAE as well as imports of goods and services into the UAE. Special rules govern the place of supply of electronic services that are delivered automatically over the Internet, an electronic network or electronic marketplace. See “Item 4. Information on the Company—B. Business Overview—Regulation—United Arab Emirates—Regulations Relating to Tax” for details. Changes in the tax provisions in the UAE could increase our tax burden, the costs for users to purchase our virtual currencies and may reduce user spending as a result, which could adversely affect our revenues.

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

The audit report included in this annual report is prepared by an auditor who is located in China, and in the event the U.S. Public Company Accounting Oversight Board is unable to inspect and investigate such auditor, our investors may be deprived of the benefits of such inspections in the future.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. In 2021, PCAOB made determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating firms headquartered in mainland China and Hong Kong completely. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong including our auditor. According to its announcement, the PCAOB sent staff to conduct on-site inspections and investigations in Hong Kong from September to November 2022 and conducted inspection field work and investigative testimony in a manner consistent with the PCAOB’s methodology and approach to inspections and investigations in the U.S. and globally. Inspections of other auditors conducted by the PCAOB outside of China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The previous lack of PCAOB inspections of audit work undertaken in China prevented the PCAOB from evaluating our auditor’s audits and its quality control procedures. Without the benefit of PCAOB inspections, stockholders may lose confidence in our reported financial information and procedures and the quality of our financial statements.

In addition, while the PCAOB announced in December 2022 that it secured complete access to inspect and investigate registered public accounting firms headquartered in China, we cannot assure you that the PCAOB will continue to have such access in the future. If the PCAOB is not able to inspect and investigate completely auditors in China for any reason, such as any change in the position of the governmental authorities in China in the future, our investors may be deprived of the benefits of such inspections again.

If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.

The HFCA Act was signed into law on December 18, 2020 and amended pursuant to the Consolidated Appropriations Act, 2023 on December 29, 2022. Under the HFCA Act and the rules issued by the SEC and the PCAOB thereunder, if we have retained a registered public accounting firm to issue an audit report where the registered public accounting firm has a branch or office that is located in a foreign jurisdiction and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, the SEC will identify us as a “covered issuer”, or SEC-identified issuer, shortly after we file with the SEC a report required under the Securities Exchange Act of 1934, or the Exchange Act (such as our annual report on Form 20-F) that includes an audit report issued by such accounting firm; and if we were to be identified as an SEC-identified issuer for two consecutive years, the SEC would prohibit our securities (including our shares or ADSs) from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong including our auditor, KPMG Huazhen LLP. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by KPMG Huazhen LLP on April 25, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022. As such, we are required to satisfy additional disclosure requirement for SEC-identified issuers that are also foreign issuers in this annual report. See “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.”

Following the Statement of Protocol signed between the PCAOB and the CSRC and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, KPMG Huazhen LLP, is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we do not expect to be identified as an SEC-identified issuer again in 2023. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

If we are identified as an SEC-identified issuer again in the future, we cannot assure you that we will be able to change our auditor or take other remedial measures in a timely manner, and if we were to be identified as an SEC-identified issuer for two consecutive years, we would be delisted from the NYSE and our securities (including our shares and ADSs) will not be permitted for trading “over-the-counter” either. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition or any threat thereof would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition or any threat thereof would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. Moreover, the implementation of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty as to China-based issuers’ ability to maintain their listings on the U.S. national securities exchanges and the market price of the securities of China-based issuers, including us, could be adversely affected.

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

The trading prices of the ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on September 30, 2020, the trading prices of our ADSs ranged from US$3.00 to US$41.35 per ADS, and the last reported trading price on April 18, 2023 was US$3.93 per ADS. The prices for our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies from emerging markets. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of the securities of other companies from emerging markets after their offerings, including technology companies and social media platforms, may affect the attitudes of investors toward companies from emerging markets listed in the U.S., which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other companies from emerging markets may also negatively affect the attitudes of investors towards companies from emerging markets in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the U.S., China and other jurisdictions in late 2008, early 2009, the second half of 2011, 2015 and the first quarter of 2020, which may have a material and adverse effect on the trading price of the ADSs. In particular, concerns about the economic impact of the Ukraine-Russia war have triggered significant price fluctuations in the U.S. stock market.

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

•
regulatory developments affecting us or our industry;
•
announcements of studies and reports relating to the quality of our platform or those of our competitors;
•
changes in the economic performance or market valuations of other social networking and gaming platforms;
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

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline significantly. As of December 31, 2022, we had 131,255,019 Class A ordinary shares and 24,734,013 Class B ordinary shares outstanding. All ADSs representing our Class A ordinary shares are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding after our initial public offering are available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.

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

Our third amended and restated articles of association provide that, unless otherwise agreed by us, (i) the federal courts of the United States shall have exclusive jurisdiction to hear, settle and/or determine any proceeding, action, complaint, dispute, controversy or claim arising under the provisions of the Securities Act or the Exchange Act, which are referred to as the “US Actions;” and (ii) save for such US Actions, the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim whether arising out of or in connection with our articles of association or otherwise, including without limitation:

•
any derivative action or proceeding brought on behalf of our company,
•
any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to our company or our shareholders,
•
any action asserting a claim under any provision of the Companies Act (As Revised) of the Cayman Islands or our articles of association, or
•
any action asserting a claim against our company which if brought in the United States would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States).

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands.

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

There is a significant risk that we may be classified as a passive foreign investment company, or PFIC, which could result in adverse United States tax consequences to United States investors.

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we believe we were a passive foreign investment company (a “PFIC”) for our most recent taxable year, and there is a significant risk that we may be classified as a PFIC in the current taxable year and in future taxable years.

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

Among others, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; (iii) have a minimum of three members on the audit committee; (iv) obtain shareholders’ approval for issuance of securities in certain situations; or (v) have regularly scheduled executive sessions with only independent directors each year. Furthermore, we are not required by the NYSE to hold annual shareholders meetings.

We intend to rely on the exemptions described above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

ITEM 4. INFORMATION ON THE COMPANY

A.
History and Development of the Company

We are a Cayman Islands holding company and conduct our operations mainly through our operating subsidiaries in the UAE and China. We commenced our business and launched our Yalla mobile application in April 2016 through FYXTech Limited, or FYXTech BVI, which was established under the laws of the British Virgin Islands, and Shenzhen Yale Technology Co., Ltd, or Shenzhen Yale, which was established under the laws of the PRC.

We undertook a reorganization in 2018, or the Reorganization, to streamline our organizational structure. We established FYXTECH CORPORATION, or FYXTech Cayman, under the laws of the Cayman Islands in February 2018 as our current ultimate holding company and changed its name to Yalla Group Limited in November 2019. After the establishment of the ultimate holding company, we established FYXTECH Group Limited in the British Virgin Islands in March 2018 to hold FYXTECH HK Limited, our Hong Kong subsidiary established in March 2018. FYXTECH HK Limited in turn became the holding company of two operating subsidiaries in the PRC, namely Hangzhou Yale Technology Co., Ltd., or Hangzhou Yale, and Shenzhen Moov Technology Co., Ltd, or Shenzhen Moov, which were established in June 2018 and October 2019, respectively. In June 2022, we established Moove HK Limited, another Hong Kong subsidiary held by FYXTECH Group Limited to hold an operating subsidiary in the PRC, Hangzhou Chengyu Technology Co., Ltd., or Hangzhou Chengyu, which was established in August 2022.

We also established FYXTECH YALLA LIMITED in the British Virgin Islands in June 2018 to hold an operating subsidiary in the UAE, Yalla Technology FZ-LLC, or Yalla UAE, which was established in July 2018.

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

In addition, we established FYXTECH Play Limited in the British Virgin Islands in August 2021 to hold 60% of interests of Yalla Game Limited, which was established under the laws of the Cayman Islands in August 2021. Yalla Game Limited holds Yalla Play Limited, which was established under the laws of the British Virgin Islands in September 2021. Yalla Play Limited in turn became the holding company of two operating subsidiaries established in November 2021, namely Desert HK Limited, or Desert HK, in Hong Kong and YG Technology FZ-LLC, or YG Technology, in the UAE. Desert HK holds an operating subsidiary in the PRC, namely Shenzhen Moojo Technology Co., Ltd., or Shenzhen Moojo, which was established in March 2022; YG Technology holds Shenzhen Moojoyo Technology Co., Ltd., or Shenzhen Moojoyo, a PRC operating subsidiary established in May 2022.

We currently operate our business mainly through Yalla UAE, Shenzhen Moov, Hangzhou Yale, Hangzhou Chengyu, YG Technology, Shenzhen Moojo and Shenzhen Moojoyo. Yalla UAE functions as our primary business operation center and engages in sales, marketing, customer service and other business operations. Shenzhen Moov primarily performs marketing and financial reporting functions. Hangzhou Yale and Hangzhou Chengyu both perform technology and product development functions. YG Technology performs game launching functions. Shenzhen Moojo and Shenzhen Moojoyo both perform gaming operational support functions.

Our ADSs, each representing one of our Class A ordinary share, have been listed on the New York Stock Exchange since September 30, 2020 under the symbol “YALA.”

B.
Business Overview

Overview

We operate two flagship mobile applications, Yalla, a voice-centric group chat platform, and Yalla Ludo, a casual gaming application featuring online versions of board games popular in MENA, with in-game voice chat and localized majlis functions.

Social gatherings for group chatting and other casual entertainment have been a long-standing tradition in MENA. A common example is majlis, a gathering event of friends and neighbors to socialize, exchange gifts and play casual games. Majlis is deeply ingrained in the cultures of many countries in MENA and has remained popular for centuries. Since the founding of our business, we have been helping the local people in MENA to bring their traditions online and continue their social enjoyment in the mobile Internet era. Our products mirror what people enjoy doing in majlis, cafés and other offline leisure and entertainment settings and make social interactions more convenient. Leveraging our cultural insights, we identified voice chats to be uniquely suitable for online social networking and gaming in MENA and pioneered the development of a social networking and gaming platform in the region.

Building on the success of Yalla and Yalla Ludo, we continue to add engaging new content, creating a regionally-focused, integrated ecosystem dedicated to fulfilling MENA users’ evolving online social networking and gaming needs. Through our subsidiary, Yalla Game Limited, we have expanded our capabilities in mid-core and hard-core games in the MENA region, leveraging our local expertise to bring innovative gaming content to our users. In addition, our growing Yalla ecosystem includes YallaChat, an instant message, or IM, product tailored for Arabic users, Waha, a social networking product featuring 3-D avatars, and casual games such as Yalla Baloot and 101 Okey Yalla, developed to sustain vibrant local gaming communities in MENA. We are also actively exploring outside of MENA with Yalla Parchis, a Ludo game designed for the South American markets. Our mobile applications deliver a seamless experience that fosters a sense of loyalty and belonging, establishing highly devoted and engaged user communities through close attention to details and localized appeal that profoundly resonates with our users.

Leveraging the above advantages, we have built a large and vibrant Yalla community and are the largest MENA-based online social networking and gaming company in terms of revenue in 2022 according to Frost and Sullivan. In the fourth quarter of 2022, approximately 32.0 million users visited our platform on average each month, and the number of paying users on our platform reached 12.5 million during the same period.

Why Users Love Us

We believe “Yalla” has become synonymous with fun and enjoyable mobile social experience in MENA. Users love our platform for the following reasons:

•
Superior Social Experience

We provide a mobile platform for users to enjoy superior social experience online. Our mobile applications were inspired by offline social leisure activities in MENA. We bring such activities to the mobile Internet to make them more convenient. Our flagship mobile application, Yalla, primarily features Yalla rooms, which may be viewed as the online version of majlis or cafés, where people spend their leisure time in casual chats. On the other hand, Yalla Ludo resembles a family living room where family members and friends play simple board games that are highly popular in MENA, such as Ludo, Domino and Snakes & Ladders. We carefully preserve the traditional features and tastes of these popular games so that our users can easily apply their offline experience to our mobile platform.

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

•
Localized Appeal

We have developed the leading social networking and gaming platform tailored to the local cultures of our target markets, particularly MENA. We believe localizing is much more than using the local language in user interfaces. Leveraging our insights into MENA culture and local user preferences, we infuse our user interfaces with local cultural elements. For non-English versions of Yalla, we update the user interface with color themes and logos related to specific local holidays to celebrate with our users, and virtual gifts are typically designed based on local customs. As a result of our close attention to detail, our mobile applications deliver a seamless user experience and foster a strong sense of belonging among users. Such localized appeal resonates with users and allows us to build a highly loyal and engaging user community. Our ability to faithfully preserve the traditional flavors of local offline social life also differentiates us from other platforms.

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

Our Financial Performance

We have experienced continued revenue growth in recent years. We primarily generate our revenue by providing group chatting and games services. Individual users consume virtual currencies to purchase virtual items and upgrade services or play games on our platform. Virtual items primarily consist of various virtual gifts and privileges in chat rooms or games. Upgrade services primarily consist of VIP rights or premium membership on our platform. Our revenues increased by 102.4% from US$134.9 million in 2020 to US$273.1 million in 2021 and further increased by 11.2% to US$303.6 million in 2022.

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

Furthermore, we have been working on expanding our product portfolio to serve MENA users’ evolving needs in online social networking and gaming as well as to explore oversea markets. Besides our two flagship mobile applications Yalla and Yalla Ludo, we have also established Yalla Game Limited to focus on mid-core and hard-core game business in MENA. In addition, we launched three more casual game mobile applications targeting different regions, namely Yalla Baloot, a card game designed for Saudi Arabian users, 101 Okey Yalla, a board game designed for Turkish users, and Yalla Parchis, a South American version of Yalla Ludo. We also launched YallaChat, which is an IM product designed specifically for Arabic users, as we firmly believe that in the digital era, an IM product with features tailored to local users’ preferences addresses a fundamental need. In addition, we have launched Waha, a social networking product featuring 3-D avatars. Though we expect that these various new products will enable us to further diversify our revenue streams in the future, currently our flagship mobile applications, Yalla and Yalla Ludo, still contribute to the majority of our revenues.

The chart below illustrates ways for users to leisurely gather, enjoy social entertainment and build social networks in the Yalla community. As a core feature of our platform, Yalla rooms enable voice-based, real-time, many-to-many interactions. The key additional forms of interactions available on our platform are casual games, messaging and moments, each offering differentiated value propositions to users. Casual games, such as Ludo, Domino and Snakes & Ladders, cater to users’ instincts for playing and fun. Messaging allows users to build friendships through in-depth conversations. Moments satisfy users’ desire for self-expression. These interactive features are self-reinforcing and help to enhance user engagement and promote a sense of community among our users.

A Refreshing and Fun-filled Journey into the Yalla Community

We have developed the leading social networking and gaming platform tailored for MENA. For Arabic-speaking users, the journey into the Yalla community is both familiar and refreshing. The Yalla community is familiar to a newcomer, because our platform faithfully preserves the traditional flavors of offline social life in MENA. The vibrant Yalla rooms resemble majlis and cafés, where people spend their leisure time in casual chats. The experience is also refreshing, since we are different from other mobile platforms that use local languages without incorporating local cultures. Users find our localized features heart-warming and develop a sense of belonging towards the Yalla community.

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

Following
Featured and Topic
Recommended Topics
Recommend Room
Send Voice Clip
Send Gift
Gift
Like
Comment
Share
BASEM MED
Yalla Post
MaHoshojo
ID: 200250
Good morning everyone Important meal of the day breakfast...

Casual Games

A friend invites Amir to play three casual games on our platform, Ludo, Domino and Snakes & Ladders, and he eagerly checks out these games on Yalla Ludo, as these games are highly popular board games in MENA and can be learned by beginners with relative ease. Screenshots for Ludo, Domino and Snakes & Ladders games are set forth below.

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

•
Joyful Yalla Ludo Chat Rooms. Yalla Ludo chat rooms provide players a virtual gathering place to socialize and discuss all kinds of topics while playing Ludo, Domino and Snakes & Ladders. With diverse functions to easily interact with other players in the chat room, Amir can choose to participate in voice-chat or text-chat, send virtual gifts as well as use other interactive functions, all of which aim to bring more fun to our players when playing Yalla Ludo in the Yalla community.

Set forth below are screenshots of the chat room recommendations and chat rooms on Yalla Ludo.

Countries
Tags
Chat Rooms
Voice Chats
Gifts
اكتشاف
شائعة
غرفتي
الهدايا المرسلة
البلد
المزيد
السعودية
الكويت
مصر
عمان
الجزائر
السودان
#الأصدقاء
#الثرثرة
#المسابقات
#العائلة
جديدة
COURCHEVEL
مرحبا بالمستخدمين الجدد
الأصدقاء
الأحداث
المعركة
المجلس
مرحبا بالمستخدمير
ID: 1001
1.7M
هدايا أسبوعية
كسب القطع الذهبية
67,000
399
199
19
1,000
169,999
5,999
699
6,999
إرسال

Localized Online Events

We organize localized online events, most of which are based on traditional holidays, to further enhance user engagement and interactions. In 2022, we organized 36 online events in Yalla and 41 in Yalla Ludo, all of which were based on Islamic traditional festivals or localized Arabic designs to enhance user engagement and interaction. For example, during the important Islamic festival of Eid al-Adha (July 10, 2022), Amir participated in the online celebration in Yalla after completing his religious routine. He voice-chatted with friends in Yalla rooms, sent and received Eid al-Adha event gifts, and lighted up virtual festival feasts. Before sleep, Amir switched to Yalla Ludo, played Ludo games under the festival event guidelines, completed the activity tasks and received the exclusive Ludo chessboard theme for Eid al-Adha. From July 7 to July 19 in 2022, our users celebrated Eid al-Adha on our platform by sending customized gifts and participating in online tasks. Approximately 3.7 million users participated in the event.

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
•
Content recommendation engine. We have been developing and implementing an individualized content recommendation engine. We established this engine based on the user behavior data that we have accumulated from 465.9 million registered users as of December 31, 2022, analyzed through our proprietary algorithms to achieve accurate user profiling. Such accurate user profiling in turn allows our content recommendation engine to match users with their favorite content.
•
Cloud-based network infrastructure. We have deployed a cloud-based network infrastructure, which can handle multi-party real-time online audio interactions. We currently use servers provided by industry-leading cloud service providers that are hosted mainly in data centers in Germany, the United States and Singapore, and we also store data locally in Oman, Qatar and UAE. Our cloud-based network infrastructure provides high quality data delivery and allows multiple users to interact online from anywhere in the world conveniently in real time. Our customized and proprietary systems are highly automated and designed to ensure scalability and reliability to support growth in our large user base. The number of servers contributes significantly to our fast streaming speed and reliable services, and can be expanded with comparative ease, given the relative convenience of renting data centers to host additional servers in any high traffic region in our network.

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

Our trademarks, including “Yalla,” “Yalla Ludo,” “Yalla Parchis,” “101 Okey Yalla” and “YallaChat,” are a critical component of the value of our business. As of December 31, 2022, we had 132 registered trademarks, 43 pending trademark applications and 62 registered copyrights in 48 jurisdictions, including a number of jurisdictions in MENA. As of December 31, 2022, we had 52 domain names, including yalla.com, and two invention patents.

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

Competition

We operate an innovative business model of building a social networking and gaming community. As one of the few players in this market, we directly compete with other social networking and gaming platforms for users. In addition, we compete with other social networking and gaming platforms. Some of our larger competitors have substantially broader service offerings and more working capital to support heavy spending on sales and marketing. We believe that our ability to compete effectively for users depends on many factors, including user experience on our platform, preservation of our vibrant community culture, effectiveness of content monitoring and review, our marketing efforts and reputation of our brands.

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

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in the UAE and China.

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

In addition, free zones have been created in Dubai. Such free zones have, to varying degrees, different rules and regulations compared to the rest of the emirate. For example, the financial free zones in Dubai are independent of the civil and commercial laws of the UAE, but remain subject to UAE criminal law. Other types of free zones are still subject to the civil, commercial and criminal laws applicable in the UAE, provided that such laws do not contradict the rules and regulations of the relevant free zone. Our UAE subsidiaries are not incorporated in a financial free zone and therefore remain subject to civil, commercial and criminal laws in the UAE.

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

Free Zone Regulations

Our subsidiaries in the UAE are located in the Dubai Development Authority free zone (“DDA free zone”), in the Dubai Internet City cluster, and are therefore governed by the Dubai Creative Clusters Private Companies Regulations 2016 (“DDA Regulations”). In addition to the DDA Regulations, the DDA free zone authority (“DDA”), which is the authority that governs the DDA free zone has issued several rules and regulations governing companies set up in the DDA free zone, concerning employment matters, broadcasting and publishing regulations, fit-out guidelines, etc. which are to be adhered to by companies set up in the DDA free zone.

The free zone, now known as the DDA free zone, was initially established in 2000 pursuant to Law No. (1) of 2000 on Establishing the Dubai Technology, Electronic Commerce and Media Free Zone issued by the Ruler of Dubai. The DCC free zone was initially known as Dubai Technology and Media Free Zone.

Pursuant to Dubai Law No. (1) of 2006 amending the Dubai Technology and Media Free Zone Law No. (1) of 2000, the free zone was renamed as Dubai Technology and Media Free Zone and the free zone authority governing the free zone was named Dubai Technology and Media Free Zone Authority.

In accordance with Law No. (15) of 2014 concerning the Creative Clusters in the Emirate of Dubai, the Dubai Technology and Media Free Zone was renamed as Dubai Creative Clusters free zone while the authority governing the free zone was renamed as the Dubai Creative Clusters Authority.

Finally, pursuant to Law No. (10) of 2018, amending the Dubai Creative Clusters Authority, Dubai Creative Clusters free zone was renamed as DDA free zone and consequently the authority governing it was renamed as the DDA.

The DDA is the primary regulator of the DDA free zone, which comprises numerous clusters including Dubai Internet City. The DDA is responsible for issuing licenses for all companies incorporated in the DDA free zone. Businesses that have been incorporated in the DDA free zone are subject to the regulations of the DDA, together with the federal laws of Dubai and the UAE (to the extent applicable).

Regulations Relating to Companies

The principal legislation governing companies incorporated in the DDA free zone, such as our UAE subsidiaries, is the Dubai Creative Clusters Private Companies Regulations 2016 (“DDA Regulations”). The DDA Company Regulations exempt companies incorporated in the DDA free zone from the ambit of the Federal Law no 32 of 2021 concerning Commercial Companies (“UAE Companies Law”), which is federal law governing commercial companies established in the UAE mainland.

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

Regulations Relating to Employment

UAE Federal Law No. (33) of 2021 regulating labor relations, as amended, together with Cabinet Resolution No. (1) of 2022 on the Executive Regulations to UAE Federal Law No. (33) of 2021, and Ministerial Resolution No. (27) of 2023, or collectively the Labor Law, applies to all private-sector employees working in the UAE, except for those working in the Dubai International Financial Centre or the Abu Dhabi Global Market free zones, and therefore applies to our subsidiaries. The Labor Law governs, among other things, minimum employee leave entitlements (for example, sick leave, annual leave and maternity leave), working hours and overtime, work-related injuries and safety standards. The Labor Law also sets out specific instances where compensation may be awarded to an employee who is found to have been unlawfully dismissed (essentially, circumstances of victimization), as defined under the Labor Law. Such compensation, if awarded, would be awarded by the courts and may not exceed the equivalent of three months’ salary.

The Labor Law also provides for compensation payable to workers for injuries sustained during the course of their employment. The Labor Law also provides for a mandatory end-of-service gratuity to be paid to non-UAE or GCC-national employees upon termination of their employment, subject to the employee having completed at least one year’s continuous employment with their employer and capped at the equivalent of two years’ gross pay. End-of-service gratuity is calculated based on basic salary with reference to a statutory formula. Essentially, it equates to 21 calendar days’ pay for each of the first 5 years of service and 30 calendar days’ pay for each year of service after that, with a pro-rated amount for part-years of service. Under the current Labor Law, there is no longer any provision for forfeiture or reduction of end-of-service gratuity entitlement in certain termination circumstances. As such, provided they have completed the requisite one year’s employment, any non-UAE or GCC-national employee will be entitled to an end of service gratuity payment on termination of employment, whatever the reason for termination. UAE nationals and nationals of other GCC countries are entitled to a state pension. The UAE state pension scheme is run by the General Pension and Social Security Authority. Employers and employees may not contract out of these minimum standards of employment established by the Labor Law, but they may agree to more generous contractual provisions. Trade unions and collective bargaining are not recognized under the Labor Law.

In addition to the Labor Law, all companies operating within Dubai Internet City (“DIC”) which is within the remit of the DDA, are also subject to the Dubai Technology and Media Free Zone Employment Regulations 2004, or the Employment Regulations. The Employment Regulations authorize the DDA to sponsor employees’ residence visas, and contain provisions relating to the identity cards and passports of employees, the provision of medical care, as well as health and safety standards for employees. While applications for visas within the DIC are made to the DDA, it is ultimately the federal immigration authority that grants these visas to the employees of companies in the DIC. The DDA is also authorized to impose fines on companies for failure to comply with the Labor Law or the Employment Regulations. Additionally, in the event of employment disputes, the DDA will hear both parties’ positions and, if no resolution is reached, will refer the matter to the relevant Ministry. The Labor Law and the Employment Regulations are applicable to all employees working for companies within the DDA, including foreign nationals.

Regulations Relating to Technology Media and Telecommunications

General content standards

Notwithstanding that the Federal Law No. 15 for 1980 Concerning Press and Publications, or the PPL, is now almost 40 years old, it is still the key source for content regulations. This has been confirmed in later resolutions from the National Media Council, or the NMC, the previous regulator in this area (which has now been replaced by the Ministry of Culture and Youth, or the MCY, through their Media Regulatory Office, or the MRO), in particular the Cabinet Resolution No. 23 of 2017 Concerning Media Content, or 2017 Cab Resolution, and the Chairman of the Board’s Resolution No. 26 of 2017 on Media Content, or the 2017 Content Resolution. The basis for all content restrictions in respect of media and online platforms comes from the PPL.

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

Also of importance is the operation of the Telecommunications Annex 1-IAM Regulatory Policy, under Federal Law No 3 of 2003 regarding the organization of the Telecommunications Sector, or the IAM. The IAM grants the TDRA the broad ability to block websites and digital content (including games). In particular, the TDRA has the ability to block a website that contains content that is “contrary to the public interest, public morality, public order, public and national security, Islamic morality or is otherwise prohibited by any applicable UAE law, regulation, procedure, order or requirement.” As a result, the TDRA has the authority to block any website involving inappropriate content, such as pornography, nudity, illegal drugs or gambling.

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

Defamation and slander

In the UAE, defamation is a criminal matter. The UAE’s criminal defamation provisions are contained in different legislations. The most prominent one is the UAE Penal Code, Federal Decree Law No. (31) of 2021 (“UAE Penal Code”). In case defamation occurred verbally in the presence of others or through physical letters/publications, the provisions of Article 425 and 427 of the UAE Penal Code will apply.

If the defamation occurred using electronic tools or platforms, it is covered by CCL.

Article 43 of the CCL addresses defamation and slander, and states that anyone who insults another person or attributes to him an event that may render him subject to punishment or contempt by others, by using information network, information technology method or information system shall be sentenced to detention and/or to pay fine of not less than AED 250,000 and not more than AED 500,000. Additionally, if either of the acts occurs against a public servant or public service incumbent because or due to the performance of his job, this shall be deemed aggravating circumstances of the crime.

In both cases of offline defamation and online defamation, complaint is filed at the UAE Police that has jurisdiction. After the Police authorities satisfies all requirements (e.g., conduct investigation, take witness statements, etc.), it will refer the full file with the complaint to the Public Prosecutor to decide on the same. The Public Prosecution is the higher authority that entertains initial standing to decide on criminal proceedings. The UAE’s Public Prosecution have a wide discretionary power to decide on whether or not a criminal complaint should be accepted. They will study the file and reach a conclusion (either to dismiss the complaint for different possible reasons (e.g., lack of evidence) or issue an indictment order against the accused party (ies) and refer the matter to the UAE Criminal Court.

Privacy—the publishing of private information by a user

Article 31 of the UAE Constitution states that “freedom of communication by post, telegraph or other means of communication and the secrecy thereof shall be guaranteed in accordance with law.” Nonetheless, the scope of the term “privacy” is not actually determined or set out in any law, meaning that it is almost entirely subjective and therefore can be complex in application.

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

The UAE Penal Code allows corporate entities to be found guilty of the offenses established by the UAE Penal Code, through the agency of directors, agents and other representatives. A corporate body convicted under these provisions would be liable to pay a fine of up to AED20,000 (US$5,446) and allow for the judges to include a jail sentence of up to five years where it is considered to be warranted.

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

In tandem with the Law, UAE Federal Decree-Law No. 44 of 2021 Creation of the UAE Data Office was also issued on September 20, 2021. The UAE Data Office (“Data Office”) will act as the data protection regulatory authority, operationalizing the UAE DP Law’s requirements.

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

Administrative penalties can be imposed as part of a decision by the Council of Ministers in response to a breach of the Law or the Regulations and based on a proposal from the Data Office’s Director General. The Law does not specify the range of potential administrative penalties, but details in this regard are expected to be set out in the Regulations. Data subjects can file a complaint with the Data Office if they have reason to believe that the Law has been breached by a controller or processor.

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

Telecommunications Law

Voice Over Internet Protocol, or VoIP, services are specifically regulated under Voice over Internet Protocol Policy, or VoIP Policy, issued by the TDRA on December 30, 2009. “VoIP Services” are defined for the purposes of the VoIP Policy as “all of the services and technologies that allow transmitting, receiving, delivering and routing of voice telecommunications by means of Internet Protocol (IP).”

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

The TDRA has granted exceptional temporary approval to unblock certain existing services that were blocked on the public telecommunications networks as part of the UAE measures in support of the preventive and precautionary measures to counter the COVID-19 pandemic. The exceptional temporary approval was based on the community needs and demand at the time. The TDRA, at its sole discretion, may provide a VoIP exemption approval to allow VoIP applications in the UAE, taking into consideration the users and market demands and needs. Applicants may request the “VoIP exemption” by sending an official letter addressed to TDRA and an electronic copy of the letter to an email address of TDRA.

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

Industrial property rights: patents, industrial designs, undisclosed information and utility models

Federal Law No. (11) of 2021 on the Regulation and Protection of Industrial Property Rights Patents, Industrial Drawings, and Designs (“UAE Industrial Property Law”), and its Executive Regulations issued by Cabinet of Ministers Resolution No. (6) of 2022 which repealed the former Federal Law No. (17) of 2002. The Industrial Property Law applies to patents, integrated circuits, industrial designs, undisclosed information (trade secrets) and utility certificates (or models). The Industrial Property Law enacted is an effort to harmonize the UAE's industrial property law with international legislation. The application of the Industrial Property Law is the responsibility of the UAE Ministry of Economy, which administers the filing, prosecution and registration.

Patents

Under the UAE Industrial Property Law, a patent is granted for inventions that are new or novel, inventive, useful, and in compliance with the Sharia laws. The term of protection for patents is 20 years from the filing date or from the international filing date (in case of a PCT national phase application); the applicant is required to pay annual fees throughout the whole applicable duration of protection. Similarly, industrial designs must be innovative, novel (i.e., absolute novelty) and industrially applicable and valid for a period of twenty (20) years.

The UAE Industrial Property Law allows inventors and applicants to file a patent application within 12 months of the first disclosure. As a grace period of 12 months is provided, an application submitted within this grace period will still meet the novelty criteria. For example, if an inventor’s own publication is cited as prior art in the examination of a priority filing, it will have no effect on the novelty requirement for the corresponding UAE patent application provided the publication occurred within 12 months of filing the priority application. Patent applicants can request the UAE Patent Office to accelerate examination for “urgent applications”; however, the procedures and timelines are currently unclear as they are under development.

The UAE Industrial Property Law sets out exclusions from patentability (and registration of utility models) which include:

•
Research on plant and animal species, and biological methods for the production of animals and plants, excluding microbiological methods and their products resulting from such processes;
•
Diagnostic methods, therapeutic and surgical operations needed for humans and animals;
•
Scientific and mathematical principles, discoveries and methods;
•
Guidelines, rules or methods followed to conduct business, perform mental activities or play games;
•
Natural materials from the environment (those substances that are purified or isolated from the natural environment); and
•
Inventions that may lead to violation of public order or morals, or harmful to the health and life of humans and the environment.

Prior to 2021, there were two routes to patent protection in the UAE, a national route, and a regional route. The national route required the filing of a national application at the UAE Patent Office. The regional route required the filing of a Gulf Cooperation Council (“GCC”) patent application. A GCC patent offered protection in the 6 GCC countries. However, the Patent Office of the Gulf Cooperation Council (“GCCPO”) on January 6, 2021 stopped accepting new GCC patent applications as of the said date. All patent applications, which have been filed at the GCCPO prior to January 6, 2021, will be processed and examined as normal and the GCC Patent Office will continue to provide patent grants. It is worth noting that, although the GCCPO has stopped accepting new patent applications as of January 6, 2021, it is still possible to file divisional applications for all patent applications filed before January 6, 2021. Further note, the GCCPO recently announced that it would resume its services for filing and examining new patent applications for Bahrain and Kuwait (each separately) in 2023; however, the procedures and timelines are currently unclear.

In UAE, accepted applications are published in the UAE Official Gazette after an opposition period of 60 days from the publication date.

Utility models require lesser thresholds of inventiveness, but are subject to the same novelty requirement and, additionally, must be industrially applicable. The life of a utility certificate is 10 years from the date of grant of such utility certificate.

Regulations Relating to Tax

Value-added tax

VAT was introduced at the UAE federal level effective from January 1, 2018. VAT is imposed on the supply of goods and services and on imports of goods and services in the UAE, at the standard rate of 5%, unless the supply or import is subject to the VAT zero rate or exempt from VAT.

The general rule is that the place of supply of services is in the UAE if the place of residence of the supplier for VAT purposes is in the UAE. However, the UAE VAT legislation sets out several exceptions concerning the place of supply. Amongst these exceptions, the VAT legislation provides that the place of supply of electronic services that are automatically delivered over the Internet, an electronic network or an electronic marketplace is in the UAE to the extent of the use of enjoyment of the services is inside the UAE, whereas the place of supply is outside the UAE to the extent of the use or enjoyment of the services is outside of the UAE. The Federal Tax Authority has released detailed guidance setting out relevant factors to be considered when determining the place of use or enjoyment of an electronic service.

Corporate income tax

Currently, there is no corporate income tax, or CIT, at the federal level in the UAE. Certain Emirates in the UAE, such as Dubai, have a CIT at the Emirates level. Under these Emirate-level decrees, CIT is imposed on the net income generated by bodies corporate and branches operating in the Emirate, at progressive rates of up to 55%. However, in practice the Emirate-level CIT has only been imposed on companies engaged in upstream oil and gas activities and branches of foreign banks. Free zones in the UAE, including the DCC free zone, provide for an exemption from Emirate-level corporate taxes for 15 to 50 years depending on the free zone. There is currently no withholding tax in the UAE.

Introduction of federal corporate tax in 2023

Notwithstanding the above, the UAE has recently issued the CT Law, pursuant to which a federal corporate tax will be implemented on taxable persons in respect of their financial periods starting on or after June 1, 2023.

Corporate tax will be applicable to (amongst other categories) all legal persons in the UAE at a rate of 9% on taxable income above AED375,000. A different tax rate will apply for certain large multinational companies with global consolidated revenues in excess of EUR750 million (approximately AED3.15 billion), and such rate has not been specified.

However, entities incorporated or registered in free zones that are considered qualifying free zone persons will be preserved subject to 0% tax on their qualifying income.

In order to be deemed a qualifying free zone person, the free zone person must generate qualifying income, comply with transfer pricing requirements, maintain adequate substance in the UAE, and comply with any other conditions that may be set under future Cabinet Decisions. The definition of qualifying income has not yet been provided.

Separately, certain categories of UAE-sourced income generated by foreign businesses without a permanent establishment in the UAE will be subject to withholding tax at the rate of 0%.

Under the CT Law, the UAE has also introduced transfer pricing rules and requirements that largely follow the Organization for Economic Cooperation and Development (“OECD”) guidelines.

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

Regulations related to foreign investment restrictions

Investments in the PRC by foreign investors and foreign-invested enterprises were regulated by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, promulgated by the NDRC and the MOFCOM on June 28, 1995, and most recently amended on June 28, 2017. The Catalog listed three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, foreign investment in restricted category projects is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. The “encouraged” foreign investment industries in the Catalog were substituted by the Catalog of Industries for Encouraging Foreign Investment (2022 Edition), or the 2022 Encouraging Catalog, promulgated by the NDRC on October 26, 2022 and became effective on January 1, 2023. The “restricted” and “prohibited” foreign investment industries in the Catalog were substituted by the 2021 Negative List, promulgated jointly by the MOFCOM and the NDRC on December 27, 2021 and became effective on January 1, 2022.

Regulations Related to Dividend Distribution

The principal regulations governing the distribution of dividends by wholly foreign-owned enterprises include the Company Law, the Foreign Investment Law, the Implementation Rules of the Foreign Investment Law, and the EIT Law and its implementation rules. Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with the PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in the PRC is required to set aside at least 10% of its after-tax profit, as calculated using the PRC accounting standards, each year to its general reserves until its cumulative total reserve funds reach 50% of its registered capital.

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

Regulations Related to Tax

Enterprise income tax

On March 16, 2007, the NPC issued the EIT Law, which was last amended by the SCNPC on December 29, 2018. The Regulation on the Implementation of the Enterprise Income Tax Law, or the EIT Regulation, was issued by the State Council on December 6, 2007 and became effective on January 1, 2008, and was partly amended on April 23, 2019 and became effective on the same date. Pursuant to the EIT Law and the EIT Regulation, both domestic and foreign-invested enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located in the PRC are considered resident enterprises. The defined term “de facto management bodies” are “ establishments that carry out substantial and overall management and control over production and operations, personnel, accounting, and properties” of the enterprise. If an enterprise is considered a PRC resident enterprise under the above definition, its global income will be subject to enterprise income tax at the rate of 25%. The Notice on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management issued by the State Administration of Taxation, or the SAT, on April 22, 2009 and effective on January 1, 2008 and partly amended on December 29, 2017 and effective on the same date, sets up a more specific definition of the “de facto management bodies” standard.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, which came into effect on March 31, 2023. As a supplement to the Overseas Listing Trial Measures, on February 24, 2023, the CSRC, together with other authorities, jointly revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, collectively with the Overseas Listing Trial Measures, the Overseas Listing Regulations, which came into effect on March 31, 2023. The Overseas Listing Regulations set out new filing requirements, report obligations and guidance for confidentiality and achieve administration with the CSRC for PRC domestic companies seeking direct or indirect listings and offerings in overseas markets. An overseas listing will constitute an “indirect listing” where the issuer meets both of the following conditions: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets for the most recent accounting year is accounted for by its PRC subsidiaries; and (ii) main parts of the business activities are conducted within mainland China, or main place of business are located in mainland China, or a majority of the senior managers in charge of business operation and management are Chinese citizens or domiciled in mainland China.

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

Regulations Relating to Personal Privacy and Data Protection

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

On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure, or the Regulations. Pursuant to the Regulations, critical information infrastructure or “CIIO” shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The Regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The Regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, relevant administrative departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector and determining the critical information infrastructure operators in their industry or sector.

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

On July 7, 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer, which took effect on September 1, 2022. According to those measures, data processors providing outbound data shall apply for outbound data transfer security assessment with CAC in any of the following circumstances: (i) where a data processor provides important data abroad; (ii) where a CIIO or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1st of the previous year; and (iv) other circumstances prescribed by the CAC for which declaration for security assessment for outbound data transfers are required.

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

Others

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

C.
Organizational Structure

The following diagram illustrates our corporate structure as of December 31, 2022. Certain entities that are immaterial to our results of operations, business and financial condition are omitted.

We currently operate our business mainly through Yalla UAE, Shenzhen Moov, Hangzhou Yale, Hangzhou Chengyu, YG Technology, Shenzhen Moojo and Shenzhen Moojoyo. Yalla UAE functions as our primary business operation center and engages in sales, marketing, customer service and other business operations. Shenzhen Moov primarily performs marketing and financial reporting functions. Hangzhou Yale and Hangzhou Chengyu both perform technology and product development functions. YG Technology performs game launching functions. Shenzhen Moojo and Shenzhen Moojoyo both perform gaming operational support functions.

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

We currently lease and occupy approximately 12,656 square feet of office space in Dubai, approximately 1,407 square meters of office space in Shenzhen, and approximately 696 square meters of office space in Guangzhou. We are also relocating our offices in Hangzhou and expect to lease and occupy approximately 6,881 square meters of office space from May 2023 after the completion of relocation. These leases have terms of one year to three years. In addition, we also rent certain co-working spaces in Hong Kong.

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

a. Operating Results

Overview

We are a social networking and gaming platform in MENA. We have built a large and vibrant Yalla community. In the fourth quarter of 2022, approximately 32.0 million users visited our platform on average each month, and the number of paying users on our platform reached 12.5 million during the same period.

We have experienced continued revenue growth in recent years. We primarily generate our revenue by providing group chatting and games services. Individual users consume virtual currencies to purchase virtual items and upgrade services or play games on our platform. Virtual items primarily consist of various virtual gifts and privileges in chat rooms or games. Upgrade services primarily consist of VIP rights or premium membership on our platform. Our revenues increased by 102.4% from US$134.9 million in 2020 to US$273.1 million in 2021 and further increased by 11.2% to US$303.6 million in 2022.

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

General Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting the social networking and gaming industry in our target markets, particularly MENA. Such general factors include:

•
overall political, economic and social environment in MENA;
•
growth of mobile Internet usage and penetration rate in MENA;

•
changes in user preferences and mobile-based consumption, as well as our ability to adapt to such changes;
•
social networking and gaming habits and trends in MENA, including competition among different forms of entertainment; and
•
growth and competitive landscape of the social networking and gaming industry in MENA.

Changes in any of these general industry conditions could affect demand for our services, as well as our results of operations.

Specific Factors Affecting Our Results of Operations

While our business is influenced by general factors affecting the social networking and gaming industry in our target markets, particularly MENA, we believe our results of operations are more directly affected by company specific factors, including the following major factors:

Our ability to expand user base

We primarily generate our revenue by providing group chatting and games services. Our ability to expand our user base will affect the growth of our business and revenues going forward. Our average MAUs increased by 71.0% from 16.4 million in the three months ended December 31, 2020 to 28.1 million in the three months ended December 31, 2021, and further increased by 14.0% to 32.0 million in the three months ended December 31, 2022. We seek to further expand our user base by penetrating our existing markets and expanding into other underserved markets. Our ability to expand user base depends on our abilities to, among other things, deliver superior user experience, raise brand recognition, utilize cost-effective user acquisition channels and increase attractiveness and breadth of content offerings.

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

Our ability to monetize

Our results of operations mainly depend on our ability to monetize our user base by converting non-paying users into paying users and keeping them active. Our revenues are primarily affected by the number of paying users. We have experienced significant growth in the number of paying users from 5.2 million in the three months ended December 31, 2020 to 8.4 million in the three months ended December 31, 2021, and to 12.5 million in the three months ended December 31, 2022. Such growth was primarily due to the expansion of our user base, the superior user experience we offer, and diversification of transaction scenarios on our platform.

We incentivize user spending by recognizing their generosity in the Yalla community. We have created rankings to honor users who have sent the most gifts. We will also continue to introduce new virtual items and upgrade services on our platform. We believe our massive and highly engaged user base and our leading position in the social networking and gaming industry in MENA will allow us to continue to strengthen our monetization capabilities.

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

The following table sets forth our average MAUs, paying users and ARPPU:

	Three Months Ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
Average MAUs (in thousands)	18,990	22,589	25,946	28,060	29,203	29,920	30,896	31,987
Paying users (in thousands)	5,877	6,580	7,677	8,429	9,402	10,585	11,541	12,457
ARPPU(1) (US$)	11.5	10.1	9.3	8.0	7.7	7.2	6.9	6.0

(1)
When calculating the ARPPU, we include revenues generated from Yalla, Yalla Ludo, Yalla Parchis (since the third quarter of 2021) and 101 Okey Yalla (since the fourth quarter of 2022) in a given period.

Average MAUs

Average MAUs allows us to evaluate the size of user base and the level of user engagement on our platform. We calculate average MAUs in a given period by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period. We define active users as registered users who accessed any of our main mobile applications at least once during a given period. Yalla and Yalla Ludo have been our main mobile applications for the periods presented herein; Yalla Parchis has been our main mobile application since the third quarter of 2021; and YallaChat and 101 Okey Yalla have been our main mobile applications since the fourth quarter of 2022.

Average MAUs have grown significantly, primarily due to our interactive community culture and large user base that have led to a strong word-of-mouth effect as well as our online marketing efforts.

Paying Users

Paying users allow us to evaluate the monetization capabilities of our platform. We define paying users as registered users who played a game or purchased our virtual items or upgrade services using virtual currencies on our main mobile applications at least once in a given period, except for users who receive all of their virtual currencies directly or indirectly from us for free.

We have experienced rapid growth in paying users in 2022. The number of paying users grew from 8.4 million for the fourth quarter of 2021 to 12.5 million for the fourth quarter of 2022. Such growths were primarily due to optimization of user experience through localized product design and interactive features and the expansion of user community.

ARPPU

ARPPU is a measure we adopted to better understand user behaviors and evaluate our monetization strategies. We calculate ARPPU in a given period by dividing (i) revenues generated from Yalla, Yalla Ludo, Yalla Parchis (since the third quarter of 2021) and 101 Okey Yalla (since the fourth quarter of 2022) in such period, by (ii) the number of paying users for such period.

We experienced a decrease in our ARPPU in 2022 mainly due to rapid expansion of Yalla community and the significant increase in our paying users in 2022.

Key Components of Our Results of Operations

Revenues

We primarily generate our revenues by providing group chatting and games services. We operate a social networking and gaming platform using a revenue model whereby users can get free access to the basic functions on the platform for our group chatting service but have the options to purchase virtual currencies. Individual users consume virtual currencies to purchase virtual items and upgrade services or play games on our platform. Virtual items primarily consist of various virtual gifts and privileges in chat rooms or games. Upgrade services primarily consist of VIP rights or premium membership on our platform.

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

Singapore

The subsidiary incorporated in Singapore is subject to the Singapore Corporate Tax rate of 17% for the year ended December 31, 2022.

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

	For the Year Ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues	134,927	100.0	273,135	100.0	303,604	100.0
Costs and expenses
Cost of revenues	(61,271)	(45.4)	(95,145)	(34.9)	(113,808)	(37.6)
Selling and marketing expenses	(21,702)	(16.1)	(42,405)	(15.5)	(49,940)	(16.4)
General and administrative expenses	(42,974)	(31.8)	(38,271)	(14.0)	(36,583)	(12.0)
Technology and product development expenses	(5,221)	(3.9)	(14,286)	(5.2)	(24,575)	(8.1)
Total costs and expenses	(131,168)	(97.2)	(190,107)	(69.6)	(224,906)	(74.1)
Operating income	3,759	2.8	83,028	30.4	78,698	25.9
Interest income	202	0.1	112	0.1	3,301	1.1
Government grants	99	0.1	1,420	0.5	322	0.1
Investment income	14	0.0	54	0.0	21	0.0
Impairment loss	—	0.0	—	0.0	(705)	(0.2)
Income before income taxes	4,074	3.0	84,614	31.0	81,637	26.9
Income tax expense	(861)	(0.6)	(2,020)	(0.8)	(2,599)	(0.9)
Net income	3,213	2.4	82,594	30.2	79,038	26.0

Comparison of Year Ended December 31, 2022 and Year Ended December 31, 2021

Revenues. Our total revenues increased by 11.2% from US$273.1 million in 2021 to US$303.6 million in 2022, which was driven by an increase of paying users, which grew from 8.4 million in the three months ended December 31, 2021 to 12.5 million in the three months ended December 31, 2022. The growth in paying users was due to the superior user experience we offer and diversification of transaction scenarios on our platform.

Costs and expenses. Our total costs and expenses increased by 18.3% from US$190.1 million in 2021 to US$224.9 million in 2022.

•
Cost of revenues. Our cost of revenues increased by 19.6% from US$95.1 million in 2021 to US$113.8 million in 2022. The increase was mainly due to an increase in technical service fees by US$6.3 million from 2021 to 2022 resulting from the expansion of our product portfolio, as well as an increase in salaries and benefits by US$8.4 million from 2021 to 2022 resulting from the expansion of our operation and maintenance team. As a result of these reasons, cost of revenues as a percentage of our total revenues increased from 34.8% in 2021 to 37.5% in 2022.
•
Selling and marketing expenses. Our selling and marketing expenses increased by 17.8% from US$42.4 million in 2021 to US$49.9 million in 2022, due to an increase in advertising and market promotion expenses by US$11.3 million from 2021 to 2022 driven by our continued user acquisition efforts and expanding product portfolio, partially offset by a decrease in share-based compensation expenses by US$4.3 million from 2021 to 2022. As a result, selling and marketing expenses as a percentage of our total revenues increased from 15.5% in 2021 to 16.4% in 2022.
•
General and administrative expenses. Our general and administrative expenses decreased by 4.4% from US$38.3 million in 2021 to US$36.6 million in 2022. The decrease was due to a decrease in share-based compensation expenses by US$12.0 million from 2021 to 2022, partially offset by an increase in salaries and other benefits for our general and administrative staff by US$10.5 million from 2021 to 2022. As a result of these reasons, our general and administrative expenses decreased as a percentage of our total revenues from 14.0% in 2021 to 12.0% in 2022.
•
Technology and product development expenses. Our technology and product development expenses increased by 72.0% from US$14.3 million in 2021 to US$24.6 million in 2022, due to an increase in salaries and benefits for our technology and product development staff by US$9.4 million from 2021 to 2022, driven by an increase in the headcount of our technology and product development staff to support the development of new businesses and expansion of our product portfolio. As a result, technology and product development expenses also increased as a percentage of our total revenues from 5.2% in 2021 to 8.1% in 2022.

Interest income. Our interest income increased significantly from US$0.1 million in 2021 to US$3.3 million in 2022, primarily due to an increase in interest rates that were applicable to our bank deposits.

Government grants. Our government grants decreased by 77.3% from US$1.4 million in 2021 to US$0.3 million in 2022, primarily due to one-off cash subsidies received from local governments for operating a business in their jurisdictions of US$1.3 million in 2021, which was not applicable in 2022.

Investment income. Our investment income decreased by 61.0% from US$55 thousand in 2021 to US$21 thousand in 2022, primarily due to a decrease in return rates that were applicable to our wealth management products in 2022.

Impairment loss. US$705 thousand of impairment loss was recognized in 2022 as the amount of carrying value exceeds the estimated fair value of long-term investments.

Income tax expense. Our income tax expense increased by 28.7% from US$2.0 million in 2021 to US$2.6 million in 2022, due to an increase in our taxable income.

Net income. As a result of the foregoing, our net income decreased by 4.3% from US$82.6 million in 2021 to US$79.0 million in 2022.

Comparison of Year Ended December 31, 2021 and Year Ended December 31, 2020

Revenues. Our total revenues increased by 102.4% from US$134.9 million in 2020 to US$273.1 million in 2021, which was driven by an increase of paying users, which grew from 5.2 million in the three months ended December 31, 2020 to 8.4 million in the three months ended December 31, 2021. The growth in paying users was due to the superior user experience we offer, diversification of transaction scenarios on our platform and our expansion into new geographic markets. As a percentage of our total revenues, revenues derived from non-Arabic versions of our mobile applications increased from 8.5% in 2020 to 11.8% in 2021. Non-Arabic speaking users are generally located in our new geographic markets.

Costs and expenses. Our total costs and expenses increased by 44.9% from US$131.2 million in 2020 to US$190.1 million in 2021.

•
Cost of revenues. Our cost of revenues increased by 55.3% from US$61.3 million in 2020 to US$95.1 million in 2021, due to an increase in commission fees paid to third-party payment platforms by US$33.9 million from 2020 to 2021, partially offset by a decrease in share-based compensation expenses by US$10.0 million from 2020 to 2021. As a result of these reasons, cost of revenues as a percentage of our total revenues decreased from 45.4% in 2020 to 34.9% in 2021.
•
Selling and marketing expenses. Our selling and marketing expenses increased by 95.4% from US$21.7 million in 2020 to US$42.4 million in 2021, due to an increase in advertising and market promotion expenses by US$14.3 million from 2020 to 2021 as a result of our continued user acquisition efforts and expanding product portfolio. Selling and marketing expenses as a percentage of our total revenues decreased from 16.1% in 2020 to 15.5% in 2021, due to a decrease in share-based compensation expenses as a percentage of our total revenues from 5.7% in 2020 to 3.7% in 2021, partially offset by higher spending on marketing activities related to new products.
•
General and administrative expenses. Our general and administrative expenses decreased by 10.9% from US$43.0 million in 2020 to US$38.3 million in 2021. The decrease was due to a decrease in share-based compensation expenses by US$9.1 million from 2020 to 2021, partially offset by an increase in salaries and other benefits for our general and administrative staff by US$3.4 million from 2020 to 2021. As a result of these reasons, our general and administrative expenses also decreased as a percentage of our total revenues from 31.8% in 2020 to 14.0% in 2021.
•
Technology and product development expenses. Our technology and product development expenses increased by 173.6% from US$5.2 million in 2020 to US$14.3 million in 2021, due to an increase in salaries and benefits for our technology and product development staff by US$8.1 million from 2020 to 2021. As a result, technology and product development expenses also increased as a percentage of our total revenues from 3.9% in 2020 to 5.2% in 2021.

Interest income. Our interest income decreased by 44.7% from US$202 thousand in 2020 to US$112 thousand in 2021, primarily due to a decrease in interest rates that were applicable to our bank deposits.

Government grants. Our government grants increased by 1,330.2% from US$99 thousand in 2020 to US$1.4 million in 2021, due to an increase in government grants of US$1.3 million related to cash subsidies received from local governments for operating a business in their jurisdictions in 2021.

Investment income. Our investment income increased by 291.8% from US$14 thousand in 2020 to US$55 thousand in 2021, primarily due to increased purchase of wealth management products in 2021.

Income tax expense. Our income tax expense increased by 134.6% from US$861 thousand in 2020 to US$2.0 million in 2021, due to an increase in our taxable income.

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

The following table reconciles our non-GAAP operating income in the years presented to operating income:

	For the Year Ended December 31,
	2020	2021	2022
	(US$ in thousands)
Operating income	3,759	83,028	78,698
Add: share-based compensation expenses	60,805	43,939	26,691
Non-GAAP operating income	64,564	126,967	105,389

The following table reconciles our non-GAAP net income in the years presented to net income:

	For the Year Ended December 31,
	2020	2021	2022
	(US$ in thousands)
Net income	3,213	82,594	79,038
Add: share-based compensation expenses, net of tax effect of nil*	60,805	43,939	26,691
Non-GAAP net income	64,018	126,533	105,729

* Share-based compensation expenses were recorded at the Company (incorporated in the Cayman Islands), and its subsidiaries incorporated in PRC and UAE. Share-based compensation expenses were non-deductible expenses in the PRC and the statutory tax rate of Cayman Islands and UAE is nil. Therefore, there is no tax impact for share-based compensation expenses adjustment for the Company’s non-GAAP financial measures.

b. Liquidity and Capital Resources

Our primary sources of liquidity have been issuance of equity securities and cash provided by operating activities, which have historically been sufficient to meet our working capital and capital expenditure requirements.

In 2020, 2021 and 2022, net cash provided by operating activities was US$64.8 million, US$144.2 million and US$119.5 million, respectively.

As of December 31, 2022, we had cash and cash equivalents of US$407.3 million, as compared to cash and cash equivalents of US$351.5 million as of December 31, 2021.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2020	2021	2022
	(US$ in thousands)
Net cash provided by operating activities	64,793	144,241	119,548
Net cash provided by (used in) investing activities	2,482	(5,359)	(62,566)
Net cash provided by (used in) financing activities	123,768	(24,561)	371
Effect of foreign currency exchange rate changes on cash and cash equivalents	537	282	(1,582)
Net increase in cash and cash equivalents	191,580	114,603	55,771
Cash and cash equivalents at the beginning of the year	45,303	236,883	351,486
Cash and cash equivalents at the end of the year	236,883	351,486	407,257

Operating Activities

Net cash provided by operating activities was US$119.5 million in 2022, primarily due to net income of US$79.0 million, adjusted for the effects of changes in working capital and other activities. Reconciliation of net income to net cash provided by operating activities primarily consisted of the non-cash share-based compensation expenses of US$26.7 million. Changes in working capital primarily consisted of (i) an increase in deferred revenue of US$11.0 million due to the growth of our business and (ii) an increase in accrued expenses and other current liabilities of US$8.9 million mainly due to an increase in accrued salaries for employees as a result of the increase in the number of employees, which were partially offset by (i) an increase in prepayments and other current assets of US$6.8 million due to an increase in receivables from third-party payment platforms and (ii) an increase in other assets of US$2.6 million due to an increase in prepayments for game art design services.

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

Investing Activities

Net cash used in investing activities was US$62.6 million in 2022, which was primarily attributable to (i) purchases of short-term investments of US$29.6 million, (ii) purchase of term deposits of US$20.0 million and (iii) prepayments of purchase of property and equipment of US$13.4 million, which was partially offset by proceeds from maturity of short-term investments of US$6.4 million.

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

Financing Activities

Net cash provided by financing activities was US$0.4 million in 2022, which was primarily attributable to proceeds from exercise of share options of US$2.0 million, which was partially offset by repurchase of shares of US$1.6 million.

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

Capital Expenditures

We made capital expenditures of US$1.0 million, US$1.5 million and US$16.3 million in 2020, 2021 and 2022, respectively. Our capital expenditures were mainly used for purchases and prepayments of property and equipment and purchases of intangible asset. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Yalla Group Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in the UAE and China, and all of users’ payments for virtual currencies are mainly collected by our subsidiaries in the UAE. As a result, Yalla Group Limited’s ability to pay dividends depends upon dividends paid by our UAE subsidiaries. As a matter of the laws regulating the subsidiaries in the UAE, the subsidiaries can pay dividends only to the extent they have profits available for the purpose after deducting the statutory reserve required by the local laws. A company’s profits available for distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made.

Recent Accounting Pronouncements

Please see Note 2 to our consolidated financial statements included elsewhere in this annual report.

c. Research and Development, Patents and Licenses, Etc.

We have focused on and will continue to invest in our technology system, which supports all key aspects of our platform and is designed to optimize for scalability and flexibility.

Our technology and product development expenses were US$5.2 million, US$14.3 million and US$24.6 million in 2020, 2021 and 2022, respectively.

d. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

e. Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. We have identified the following accounting policies as the most critical to the understanding of our financial position and results of operations, because the application of these policies requires significant and complex management judgments, estimates and assumptions, and the reporting of materially different amounts could result if different judgments were made or different estimates or assumptions were used.

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

Revenue Recognition

We generate the revenue primarily from our social networking and gaming platform by providing group chatting and games services.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Tao Yang	46	Chairman and Chief Executive Officer
Saifi Ismail	41	Director and President
Jianfeng Xu	35	Director and Chief Operating Officer
David Cui	54	Independent director
Lili Xu	41	Independent director
Saeed Al Hamli	55	Independent director
Mohamed Al Ghanim	52	Independent director
Yang Hu	40	Chief Financial Officer

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

Mohamed Al Ghanim has served as one of our independent directors since August 2022. He also serves as a senior partner in Alpha Alliance Consultancy Company, a board member of Flash Entertainment, and a member of the audit committee of Abu Dhabi Motorsports Management. Mr. Al Ghanim is a renowned telecommunications expert with an extensive regulatory background. He is the founder and ex-director general of the TDRA. From 2004 to 2018, Mr. Al Ghanim led the TDRA to successfully design and implement a regulatory framework for the sector. He also improved UAE’s global competitiveness in the telecom sector by promoting technical skills and national human capital. In addition to his work at the TDRA, Mr. Al Ghanim also held noteworthy positions across the industry, including the vice chairman of the UAE Information and Communications Technology Fund from 2006 to 2009, the chairman of the UAE Institute for Advanced Science and Technology from 2006 to 2009, and a board member of National Media Council from 2008 to 2010. Mr. Al Ghanim received a bachelor’s degree in engineering with excellence and honors from Khalifa University in 1994.

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

B.
Compensation

Compensation

In 2022, we paid aggregate cash compensation of US$12.1 million to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. Our operating subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance and other statutory benefits. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

Option Grants

Since the adoption of the 2018 Plan, we have granted options to certain directors, officers and employees. As of December 31, 2022, 27,348,713 Class A ordinary shares were issuable upon the exercise of outstanding share options under the 2018 Plan, and 83,000 Class A ordinary shares were available for future equity awards under the 2018 Plan.

The table below summarizes, as of December 31, 2022, the options we have granted to our directors and executive officers under the 2018 Plan.

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

As of December 31, 2022, other employees as a group held outstanding options to purchase 15,608,713 Class A ordinary shares of our company under the 2018 Plan, at exercise prices ranging from US$0.10 to US$0.68 per share.

2020 Plan

In August 2020, our board of directors adopted the 2020 Plan. The 2020 Plan allows us to grant share options, restricted shares, restricted share units and other share-based awards to our employees, directors and consultants. The maximum number of ordinary shares that may be subject to equity awards pursuant to the 2020 Plan is 2,492,603 initially and shall on each January 1 automatically increase to 2% of the total number of Class A and Class B ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year if the maximum number of Class A ordinary shares that may be subject to equity awards pursuant to the 2020 Plan falls below such limit, assuming, for purposes of determining the number of Class A ordinary shares outstanding on such date, that all preferred shares, options, warrants and other equity securities that are convertible into or exercisable or exchangeable for Class A ordinary shares (whether or not by their terms then currently convertible, exercisable or exchangeable) that were outstanding on such date, are deemed to have been so converted, exercised or exchanged.

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

Option Grants

Since the adoption of the 2020 Plan, we have granted options to certain directors, officers, employees, as well as an external consultant. As of December 31, 2022, 4,493,125 Class A ordinary shares were issuable upon the exercise of outstanding share options under the 2020 Plan, and 2,153 Class A ordinary shares were available for future equity awards under the 2020 Plan, subject to further increases of reserved shares pursuant to the evergreen provision described above.

The table below summarizes, as of December 31, 2022, the options we have granted to our directors and executive officers under the 2020 Plan.

Name	Position	Ordinary Shares Underlying Options Awarded	Option Exercise Price (US$)	Grant Date	Option Expiration Date
Saifi Ismail	Director and President	*	0.68	September 1, 2021	September 1, 2031
Yang Hu	Chief Financial Officer	*	0.22	November 9, 2022	November 9, 2032

* Less than 1% of our outstanding shares.

As of December 31, 2022, other grantees a group held outstanding options to purchase 3,593,125 Class A ordinary shares of our company under the 2020 Plan, at exercise prices ranging from US$0.22 to US$0.68 per share.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Tao Yang, Mr. Saifi Ismail and Mr. Mohamed Al Ghanim. Mr. Tao Yang is the chairperson of our nominating and corporate governance committee. Mr. Mohamed Al Ghanim satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.
Employees

We had 374, 629 and 829 employees as of December 31, 2020, 2021 and 2022, respectively. The increase in our employees in 2022 was mainly related to employees for platform maintenance and product development function, which was in line with our efforts in launching more new products during the same period. Our employees are based across Dubai, Hangzhou, Shenzhen and Hong Kong. The following table sets forth the number of our employees by function as of December 31, 2022.

Function	Number of Employees	% of Total
Platform maintenance and product development	503	60.7
Customer services and operations	180	21.7
General and administration	92	11.1
Sales and marketing	54	6.5
Total	829	100.0

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

As of March 31, 2023, the total number of ordinary shares outstanding is 156,238,584, comprising 131,504,571 Class A ordinary shares and 24,734,013 Class B ordinary shares.

	Ordinary Shares Beneficially Owned as of March 31, 2023
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power**
Directors and Executive Officers:***
Tao Yang(1)	38,585,505	24,734,013	39.3	84.5
Saifi Ismail	*	—	*	*
Jianfeng Xu(2)	9,286,326	—	5.9	1.5
David Cui	—	—	—	—
Lili Xu	—	—	—	—
Saeed Al Hamli	—	—	—	—
Mohamed Al Ghanim	—	—	—	—
Yang Hu	*	—	*	*
Directors and Executive Officers as a Group	48,216,442	24,734,013	44.7	85.8
Principal Shareholders:
YooYoo Limited(3)	33,120,000	24,734,013	37.0	84.3
Orchid Asia(4)	27,272,727	—	17.5	4.4
WindBell Limited(2)	7,366,326	—	4.7	1.2
SIG Global China Fund I, LLLP(5)	9,090,909	—	5.8	1.5

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

*** The business address for our directors and executive officers is #238, Building 16, Dubai Internet City, Dubai, United Arab Emirates.

(1)
Represents (i) 33,120,000 Class A ordinary shares and 24,734,013 Class B ordinary shares held by YooYoo Limited, (ii) 445,505 Class A ordinary shares held by Allies Partners Limited and (iii) 5,020,000 Class A ordinary shares that Mr. Yang has the right to receive upon the exercise of share options within 60 days after March 31, 2023. YooYoo Limited is a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. YooYoo Limited is ultimately controlled by a trust of which Mr. Yang is the settlor and Mr. Yang and his family members are beneficiaries. Under the terms of this trust, Mr. Yang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by YooYoo Limited in our company. Allies Partners Limited is a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Allies Partners Limited is wholly owned by Allies Group Limited, which is in turn wholly owned by Ms. Lei Liu, the spouse of Mr. Tao Yang.
(2)
Represents (i) 7,366,326 Class A ordinary shares held by WindBell Limited, (ii) 200,000 Class A ordinary shares held by Mr. Xu, and (iii) 1,720,000 Class A ordinary shares that Mr. Xu has the right to receive upon the exercise of share options within 60 days after March 31, 2023. WindBell Limited is a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands. WindBell Limited is ultimately controlled by a trust of which Mr. Xu is the settlor and Mr. Xu and his family members are beneficiaries. Under the terms of this trust, Mr. Xu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by WindBell Limited in our company.
(3)
Represents 33,120,000 Class A ordinary shares and 24,734,013 Class B ordinary shares held by YooYoo Limited. For further information on YooYoo Limited, see footnote 1.

(4)
Represents 27,272,727 Class A ordinary shares represented by ADSs held by JOLLY UNIQUE LIMITED. JOLLY UNIQUE LIMITED is a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. JOLLY UNIQUE LIMITED is owned by Orchid Asia VII, L.P. as to 93% and Orchid Asia VII Co-Investment, Limited as to 7%. The general partner of Orchid Asia VII, L.P. is OAVII Holdings, L.P., whose general partner is Orchid Asia VII GP, Limited. Orchid Asia VII GP, Limited is wholly owned by Orchid Asia V Group Management Limited, which is wholly owned by Orchid Asia V Group, Limited, which is in turn wholly owned by AREO Holdings Limited. Orchid Asia VII Co-Investment, Limited is wholly owned by AREO Holdings Limited, which is in turn indirectly controlled by Ms. Lai Ming Lam. Mr. Tao Huang, a directorate general manager of Orchid Asia Group, served as a director of our company from May 2018 to August 2020. Information regarding beneficial ownership is reported as of December 31, 2022, based on the information contained in the Schedule 13G/A filed by JOLLY UNIQUE LIMITED and its affiliates on February 8, 2023.
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

To our knowledge, as of March 31, 2023, a total of 79,681,831 Class A ordinary shares were held by one record holder in the United States, representing approximately 51.0% of our total outstanding shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.
Related Party Transactions

Transactions with investees

In 2022, the Group provided interest-free loans in the aggregate principal amount of RMB1 million (US$145,370) to Guangzhou Yuanshiji Software Technology Co., Ltd. (“Guangzhou Yuanshiji”), an investee of the Group. As of December 31, 2022, the loans were fully repaid by Guangzhou Yuanshiji.

On November 26, 2021, the Group entered into an agreement with Fuzhou Dianjin Huyu Internet Technology Co., Ltd. (“Fuzhou Dianjin”), an investee of the Group, to authorize Fuzhou Dianjin for the use of the Group’s game art design resources for characters and scenes in the mobile game developed by Fuzhou Dianjin for a certain period. In connection with such authorization, the Group received relevant payment in advance from Fuzhou Dianjin of RMB5 million (US$709,789) as of December 31, 2022.

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

We are an exempted company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders, we may rely on dividends distributed by our operating subsidiaries in the UAE. As a matter of the laws regulating the subsidiaries in the UAE, the subsidiaries can pay dividends only to the extent they have profits available for the purpose. A company’s profits available for distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. Our ability to pay dividends to shareholders therefore depends on our future profitability, the ability to distribute or dividend profits from the operating subsidiaries up the structure to us, general economic conditions and other factors the directors deem significant.

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

D.
Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange.”

E.
Taxation

The following is a general summary of certain Cayman Islands, United Arab Emirates, People’s Republic of China and United States federal income tax consequences relevant to an investment in the ADSs or Class A ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of December 31, 2022, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the United Arab Emirates, the People’s Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of the ADSs and Class A ordinary shares.

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

United Arab Emirates Taxation

At the current time, the UAE levies no income taxes on individuals or corporations based on profits, income, gains or appreciations (save for Emirate-level taxation applicable to companies engaged in upstream oil and gas activities or branches of foreign banks). In addition, there is no inheritance tax, wealth tax, stamp duty, estate duty or withholding tax currently applicable to us or to any holder of our ADSs and Class A ordinary shares.

Incoming Federal Corporate Tax

Notwithstanding the above, the UAE has recently issued the CT Law, pursuant to which federal corporate tax will be implemented for financial periods starting on or after June 1, 2023.

A tax rate of 9% on taxable income in excess of AED 375,000 will be applicable to (i) legal persons incorporated or managed and controlled in the UAE; (ii) natural persons that conduct business in the UAE; (iii) and foreign businesses that have a permanent establishment in the UAE. Special rules govern qualifying free zone entities, pursuant to which such entities will be subject to 0% tax on their qualifying income.

A different, higher, tax rate is expected to apply to certain entities that are part of large multinational groups with global consolidated revenues in excess of EUR750 million (approximately AED3.15 billion); however such rate has not yet been specified.

Certain categories of UAE-sourced income generated by foreign businesses without a permanent establishment in the UAE will be subject to withholding tax at the rate of 0%. It is currently unclear how capital gains derived by foreign businesses from the sale of shares of entities resident in the UAE would be taxed.

VAT

The UAE also implemented a VAT regime effective from January 1, 2018. See “Item 4. Information on the Company—B. Business Overview—Regulation—United Arab Emirates—Regulations Relating to Tax” for details. Dividend payments and transfer of shares in entities are not subject to VAT.

People’s Republic of China Taxation

Under the EIT Law, which became effective on January 1, 2008 and was last amended on December 29, 2018, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementing rules of the EIT Law further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounting and assets of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, and intend to take that position, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since several members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is a 10% withholding tax may be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our ADSs or Class A ordinary shares. Furthermore, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or Class A ordinary shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be subject to reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. It is unclear whether, if we are considered a PRC resident enterprise, holders of our ADSs or Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

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

As discussed below under “-Passive Foreign Investment Company,” we believe we were classified as a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for 2022, and there is a significant risk that we may be classified as a PFIC for the current or future taxable years. Accordingly, you are urged to review the discussion below under “Passive Foreign Investment Company,” and to consult with your tax advisors regarding the tax consequences to you if we were or are classified as a PFIC.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we believe we were a passive foreign investment company (a “PFIC”) for our most recent taxable year, and there is a significant risk we may be classified as a PFIC in the current taxable year and in future taxable years.

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

Taxation of Dividends

We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. If, however, we make any distributions on the ADSs or Class A ordinary shares, then, subject to the discussion under “—Passive Foreign Investment Company” above , the gross amount of such distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect potential PRC withholding taxes, as discussed under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. We do not expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

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

In addition, notwithstanding the foregoing, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed under “— Passive Foreign Investment Company” above, we believe we were a PFIC for our most recent taxable year, and there is a significant risk that we may be a PFIC in the current taxable year and in future taxable years. Therefore, if you are a non-corporate United States Holder, you should not assume that any dividends will be taxed at a reduced rate. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

A United States Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares (as described under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”). Subject to certain conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. However, recently issued Treasury regulations (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. Instead of claiming a foreign tax credit, you may be able to deduct PRC withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the Foreign Tax Credit Regulations and the availability of the foreign tax credit under your particular circumstances.

Distributions of ADSs, Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on the sale or other taxable disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC taxes were imposed on any gain (as described under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

All of our revenues are denominated in U.S. dollars, and a significant portion of our expenses are denominated in AED or Renminbi. The functional currency of our company and our subsidiaries incorporated in the UAE, Hong Kong, Singapore and the British Virgin Islands is U.S. dollars. The functional currency of our subsidiaries in the PRC is Renminbi. We use U.S. dollars as our reporting currency.

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

The financial statements of our PRC subsidiaries are translated from Renminbi into U.S. dollars. Assets and liabilities are translated into U.S. dollars using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings or deficits generated in the current period are translated into U.S. dollars using the appropriate historical rates. Revenues, expenses, gains and losses are translated into U.S. dollars using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the consolidated statements of comprehensive income, and the accumulated foreign currency translation adjustments are recorded in accumulated other comprehensive income (loss) as a component of consolidated statements of changes in equity. The foreign currency translation adjustment, net of nil income taxes were a gain of US$368.7 thousand, a gain of US$146.0 thousand and a loss of US$2,218.5 thousand in 2020, 2021 and 2022, respectively.

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

Inflation

Since inception, inflation in the UAE and China has not materially affected our results of operations. According to the UAE Federal Competitiveness and Statistics Authority, the year-over-year percent changes in the consumer price index for December 2020, December 2021 and December 2022 was a decrease of 2.1%, an increase of 0.2% and a decrease of 2.1%, respectively. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, December 2021 and December 2022 were increases of 2.5%, 0.9% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if the UAE or China experiences higher rates of inflation in the future.

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

Payments by Depositary

As of December 31, 2022, we received US$1.0 million payment from The Bank of New York Mellon, the depositary bank for our ADR program.

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

As of December 31, 2022, among the net proceeds received from our initial public offering, we had used approximately US$20.0 million for marketing activities to promote our brand and increase our user base, approximately US$20.0 million for new product development and approximately US$9.0 million for technology infrastructure to enhance user experience and operational efficiency.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-2 of this annual report.

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

	For the Year Ended December 31,
	2021	2022
	(In thousands of US dollars)
Audit Fees(1)	1,550	1,315
Tax Fees(2)	32	—
All Other Fees	—	47
Total	1,582	1,362

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs in 2022. In 2022, we did not purchase any of our ADSs or Class A ordinary shares outside of the periods presented below.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Programs(2)
August 2022	398,936	US$4.00	2,302,141	US$123.0 million
Total	398,936	US$4.00	2,302,141	US$123.0 million

(1)
Each of our ADSs represents one Class A ordinary share.
(2)
We announced a share repurchase program in May 2021, under which we may repurchase up to US$150 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twelve months. The expiration date of the share repurchase program has been extended to May 21, 2023. The repurchases have been, and will be, through various means, including open market transactions, privately negotiated transactions, block trades or any combination thereof. The repurchases have been, and will be, effected in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions.

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

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Act (As Revised) of the Cayman Islands, our home country. Currently, our compensation committee is composed of three members, only one of whom is an independent director. Our corporate governance and nominating committee is composed of three members, only one of whom is an independent director. The NYSE Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management directors, or an executive session that only includes independent directors at least once a year. We are not subject to this requirement under the Cayman Islands law and have decided to follow our home country practice on this matter. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to follow the home country practice in determining whether shareholder approval is required. Furthermore, we are not required by the NYSE to hold annual shareholders meetings.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

For the fiscal year ended December 31, 2021, KPMG Huazhen LLP, which was a registered public accounting firm that the PCAOB determined in December 2021 that it was unable to inspect or investigate completely because of the positions taken by the PRC authorities, issued an audit report for us, and such audit report was included in our annual report on Form 20-F for the fiscal year ended December 31, 2021. On May 26, 2022, we were conclusively identified by the SEC as an SEC-identified issuer pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)). The PCAOB vacated its 2021 determinations in December 2022, and as a result, KPMG Huazhen LLP, which issued an audit report included in this annual report, is no longer a registered public accounting firm that the PCAOB determines it is unable to inspect or investigate completely because of the positions taken by an authority in any foreign jurisdiction.

Our company is incorporated in the Cayman Islands. Our operating subsidiaries being consolidated in our financial statements, or our consolidated foreign operating entities, are incorporated or otherwise organized in the UAE and the PRC.

To the best of our knowledge, no governmental entity in the UAE, the PRC or the Cayman Islands owns any shares of our company or any of our consolidated foreign operating entities. To the best of our knowledge, no governmental entity in the PRC (i.e. the applicable foreign jurisdiction with respect to KPMG Huazhen LLP) has a controlling financial interest with respect to our company or any of our consolidated foreign operating entities.

No member of the board of directors of our company is any official of the Chinese Communist Party. Neither the memorandum and articles of association of our company nor the articles of incorporation (or equivalent organizing document) of any of our consolidated foreign operating entities contain any charter of the Chinese Communist Party.

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

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm
15.2**	Certification by Chief Executive Officer Pursuant to Item 16I(a) of Form 20-F
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

* Filed herewith

** Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YALLA GROUP LIMITED

By	/s/ Tao Yang
Name:	Tao Yang
Title:	Chairman and Chief Executive Officer

Date: April 20, 2023

YALLA GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Yalla Group Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Yalla Group Limited and subsidiaries (the “Company”) as of December 31, 2021 and 2022, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Change in Accounting Principle

As discussed in Note 2(u) to the consolidated financial statements, the Company has changed its accounting for leases as of January 1, 2021 due to the adoption of Accounting Standards Codification Topic 842, Leases.

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

Evaluation of sufficiency of audit evidence over revenues

As discussed in Note 14 to the consolidated financial statements, the Company reported revenues of US$215.0 million and US$88.6 million from group chatting services and game services, respectively, for the year ended December 31, 2022.

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

Beijing, China

April 20, 2023

YALLA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2021	2022
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	351,485,602	407,256,837
Term deposits	—	20,000,000
Short-term investments	2,906,344	25,788,304
Prepayments and other current assets	21,957,230	28,652,840
Total current assets	376,349,176	481,697,981
Non-current assets
Property and equipment, net	1,832,952	2,121,613
Intangible asset, net	—	1,328,470
Operating lease right-of-use assets	857,474	1,950,364
Long-term investments	1,768,455	3,833,750
Other assets	—	15,406,078
Total non-current assets	4,458,881	24,640,275
Total assets	380,808,057	506,338,256

LIABILITIES
Current liabilities
Accounts payable	4,392,330	5,382,276
Deferred revenue	24,971,203	35,957,485
Operating lease liabilities, current	472,734	858,452
Accrued expenses and other current liabilities	14,896,134	22,821,168
Total current liabilities	44,732,401	65,019,381
Non-current liabilities
Operating lease liabilities, non-current	195,596	744,612
Amounts due to a related party	—	709,789
Total non-current liabilities	195,596	1,454,401
Total liabilities	44,927,997	66,473,782

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

	As of December 31,
	2021	2022
	US$	US$
EQUITY
Shareholders’ equity of Yalla Group Limited
Class A Ordinary Shares (US$0.0001 par value, 400,000,000 shares authorized as of December 31, 2021 and 2022; 139,196,117 and 149,196,117 shares issued as of December 31, 2021 and 2022, respectively; 124,843,668 shares and 133,557,160 shares outstanding as of December 31, 2021 and 2022, respectively)	12,484	13,356
Class B Ordinary Shares (US$0.0001 par value, 100,000,000 shares authorized, 24,734,013 shares issued and outstanding as of December 31, 2021 and 2022)	2,473	2,473
Additional paid-in capital	265,647,268	294,406,395
Treasury stock	(25,419,808)	(27,014,697)
Accumulated other comprehensive income (loss)	520,010	(1,701,111)
Retained earnings	95,123,951	174,880,748
Total shareholders’ equity of Yalla Group Limited	335,886,378	440,587,164
Non-controlling interests	(6,318)	(722,690)
Total equity	335,880,060	439,864,474
Total liabilities and equity	380,808,057	506,338,256

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
Revenues	134,927,410	273,134,908	303,603,522
Costs and expenses
Cost of revenues	(61,270,887)	(95,144,945)	(113,808,128)
Selling and marketing expenses	(21,701,852)	(42,404,862)	(49,939,683)
General and administrative expenses	(42,974,825)	(38,271,252)	(36,582,626)
Technology and product development expenses	(5,221,124)	(14,286,120)	(24,575,485)
Total costs and expenses	(131,168,688)	(190,107,179)	(224,905,922)
Operating income	3,758,722	83,027,729	78,697,600
Interest income	202,474	111,881	3,300,976
Government grants	99,277	1,419,837	322,273
Investment income	13,994	54,824	21,407
Impairment loss	—	—	(705,428)
Income before income taxes	4,074,467	84,614,271	81,636,828
Income tax expense	(861,081)	(2,019,911)	(2,598,983)
Net income	3,213,386	82,594,360	79,037,845
Net loss attributable to non-controlling interests	—	6,318	718,952
Accretion of redeemable convertible preferred shares	(1,577,026)	—	—
Dividends distributed to redeemable convertible preferred shareholders	(3,704,083)	—	—
Net income (loss) attributable to Yalla Group Limited’s shareholders	(2,067,723)	82,600,678	79,756,797
Earnings (loss) per ordinary share
——Basic	(0.02)	0.56	0.52
——Diluted	(0.02)	0.46	0.45
Weighted average number of shares outstanding used in computing earnings (loss) per ordinary share
——Basic	91,755,810	148,739,986	153,526,679
——Diluted	91,755,810	179,899,466	176,639,558

Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes	368,771	146,021	(2,218,541)
Unrealized holding gains on short-term investments, net of income taxes of US$3,498, US$541 and nil for the years ended December 31, 2020, 2021 and 2022, respectively	10,496	1,622	—
Less: reclassification adjustment for gains on short-term investments realized in net income, net of income taxes of US$3,498, US$541 and nil for the years ended December 31, 2020, 2021 and 2022, respectively	(10,496)	(1,622)	—
Other comprehensive income (loss), net of income taxes	368,771	146,021	(2,218,541)
Comprehensive income	3,582,157	82,740,381	76,819,304
Less: comprehensive loss attributable to non-controlling interests	—	6,318	716,372
Comprehensive income attributable to Yalla Group Limited’s shareholders	3,582,157	82,746,699	77,535,676

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

	Ordinary Shares		Class A Ordinary Shares		Class B Ordinary Shares		Subscriptions receivable	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
	Shares	US$	Shares	US$	Shares	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2019	73,393,941	7,339	—	—	—	—	(7,339)	—	5,218	19,896,958	19,902,176
Accretion of redeemable convertible preferred shares	—	—	—	—	—	—	—	—	—	(1,577,026)	(1,577,026)
Net loss	—	—	—	—	—	—	—	—	—	3,213,386	3,213,386
Dividend to shareholders (note 12)	—	—	—	—	—	—	—	—	—	(9,010,045)	(9,010,045)
Re-designation of Ordinary Shares into Class A and Class B Ordinary Shares immediately prior to the completion of the initial public offering	(73,393,941)	(7,339)	48,659,928	4,866	24,734,013	2,473	—	—	—	—	—
Issuance of Ordinary Shares upon initial public offering (“IPO”), net of issuance costs of US$12,405,096	—	—	19,300,000	1,930	—	—	—	132,342,910	—	—	132,344,840
Conversion of Series Angel Redeemable Convertible Preferred Shares into Ordinary Shares	—	—	4,955,327	496	—	—	—	287,411	—	—	287,907
Conversion of Series Pre-A Redeemable Convertible Preferred Shares into Ordinary Shares	—	—	9,917,226	992	—	—	—	3,569,209	—	—	3,570,201
Conversion of Series A Redeemable Convertible Preferred Shares into Ordinary Shares	—	—	36,363,636	3,636	—	—	—	23,617,992	—	—	23,621,628
Contribution from ordinary shareholders	—	—	—	—	—	—	7,339	—	—	—	7,339
Share-based compensation	—	—	—	—	—	—	—	60,805,483	—	—	60,805,483
Unrealized holding gains on short-term investments, net of income taxes of US$3,498	—	—	—	—	—	—	—	—	10,496	—	10,496
Reclassification adjustment for gains on short-term investments realized in net income, net of income taxes of US$3,498	—	—	—	—	—	—	—	—	(10,496)	—	(10,496)
Foreign currency translation adjustments, net of nil income taxes	—	—	—	—	—	—	—	—	368,771	—	368,771
Balance as of December 31, 2020	—	—	119,196,117	11,920	24,734,013	2,473	—	220,623,005	373,989	12,523,273	233,534,660
The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Continued)

	Shareholders’ equity of Yalla Group Limited
	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in capital	Treasury stock		Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders’ equity of Yalla Group Limited	Non-controlling interests	Total equity
	Shares	US$	Shares	US$	US$	Shares	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2020	119,196,117	11,920	24,734,013	2,473	220,623,005	—	—	373,989	12,523,273	233,534,660	—	233,534,660
Net income (loss)	—	—	—	—	—	—	—	—	82,600,678	82,600,678	(6,318)	82,594,360
Exercise of share options	5,647,551	564	—	—	1,084,816	—	—	—	—	1,085,380	—	1,085,380
Repurchase of shares	—	—	—	—	—	(1,903,205)	(25,419,808)	—	—	(25,419,808)	—	(25,419,808)
Share-based compensation	—	—	—	—	43,939,447	—	—	—	—	43,939,447	—	43,939,447
Unrealized holding gains on short-term investments, net of income taxes of US$541	—	—	—	—	—	—	—	1,622	—	1,622	—	1,622
Reclassification adjustment for gains on short-term investments realized in net income, net of income taxes of US$541	—	—	—	—	—	—	—	(1,622)	—	(1,622)	—	(1,622)
Foreign currency translation adjustments, net of nil income taxes	—	—	—	—	—	—	—	146,021	—	146,021	—	146,021
Balance as of December 31, 2021	124,843,668	12,484	24,734,013	2,473	265,647,268	(1,903,205)	(25,419,808)	520,010	95,123,951	335,886,378	(6,318)	335,880,060

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Continued)

	Shareholders’ equity of Yalla Group Limited
	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in capital	Treasury stock		Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders’ equity of Yalla Group Limited	Non-controlling interests	Total equity
	Shares	US$	Shares	US$	US$	Shares	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2021	124,843,668	12,484	24,734,013	2,473	265,647,268	(1,903,205)	(25,419,808)	520,010	95,123,951	335,886,378	(6,318)	335,880,060
Net income (loss)	—	—	—	—	—	—	—	—	79,756,797	79,756,797	(718,952)	79,037,845
Exercise of share options	8,713,492	872	—	—	2,068,157	—	—	—	—	2,069,029	—	2,069,029
Repurchase of shares	—	—	—	—	—	(398,936)	(1,594,889)	—	—	(1,594,889)	—	(1,594,889)
Share-based compensation	—	—	—	—	26,690,970	—	—	—	—	26,690,970	—	26,690,970
Foreign currency translation adjustments, net of nil income taxes	—	—	—	—	—	—	—	(2,221,121)	—	(2,221,121)	2,580	(2,218,541)
Balance as of December 31, 2022	133,557,160	13,356	24,734,013	2,473	294,406,395	(2,302,141)	(27,014,697)	(1,701,111)	174,880,748	440,587,164	(722,690)	439,864,474

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
Operating activities:
Net income	3,213,386	82,594,360	79,037,845
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	262,184	850,375	1,102,014
Amortization	—	—	31,077
Reduction in the carrying amount of operating lease right-of-use assets	—	926,678	829,069
Loss on disposal of property and equipment	—	84,579	5,306
Investment income	(13,994)	(54,824)	(21,407)
Impairment loss	—	—	705,428
Share-based compensation	60,805,483	43,939,447	26,690,970
Changes in operating assets and liabilities:
Prepayments and other current assets	(11,742,160)	(6,646,354)	(6,833,954)
Other assets	—	—	(2,612,479)
Amounts due to a related party	—	—	777,434
Accounts payable	849,297	2,818,546	989,946
Deferred revenue	7,348,953	11,611,376	10,986,282
Accrued expenses and other current liabilities	4,069,530	8,794,349	8,856,672
Operating lease liabilities	—	(677,592)	(996,099)
Net cash provided by operating activities	64,792,679	144,240,940	119,548,104
Investing activities:
Purchase of property and equipment	(1,029,654)	(1,488,753)	(1,571,070)
Purchase of intangible asset	—	—	(1,359,547)
Prepayments of purchase of property and equipment	—	—	(13,393,876)
Purchases of short-term investments	(3,661,847)	(20,972,246)	(29,566,642)
Proceeds from maturity of short-term investments	4,451,035	18,870,732	6,424,215
Purchase of term deposits	—	—	(20,000,000)
Proceeds from maturity of term deposits	2,722,941	—	—
Payments of long-term investments	—	(1,768,455)	(2,984,849)
Loans provided to a related party	—	—	(145,370)
Repayment of loans provided to a related party	—	—	141,086
Loans provided to a third party	—	—	(1,574,704)
Repayment of loans provided to a third party	—	—	1,464,408
Net cash provided by (used in) investing activities	2,482,475	(5,358,722)	(62,566,349)
Financing activities:
Proceeds from exercise of share options	—	1,085,380	1,965,894
Repurchase of shares	—	(25,419,808)	(1,594,889)
Proceeds from Initial Public Offering, net of underwriting commissions and discounts of US$9,632,500	135,117,436	—	—
Cash contribution from ordinary shareholders	7,339	—	—
Payments of initial public offering costs	(2,346,059)	(226,537)	—
Payments of dividends	(9,010,045)	—	—
Net cash provided by (used in) financing activities	123,768,671	(24,560,965)	371,005
Effect of foreign currency exchange rate changes on cash and cash equivalents	536,835	281,067	(1,581,525)
Net increase in cash and cash equivalents	191,580,660	114,602,320	55,771,235
Cash and cash equivalents at the beginning of the year	45,302,622	236,883,282	351,485,602
Cash and cash equivalents at the end of the year	236,883,282	351,485,602	407,256,837
Supplemental cash flow information:
Income taxes paid	849,773	1,758,448	2,350,510
Noncash investing and financing activities:
Accrual of issuance costs in accrued expenses and other current liabilities	226,537	—	—
Operating lease right-of-use assets acquired in operating lease	—	2,159	2,082,819

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND ORGANIZATION

Description of Business

Yalla Group Limited (the “Company”), through its subsidiaries (collectively referred to as the “Group”) operates online social networking and gaming platform mainly in the Middle East and North Africa region. The platform allows individual users free access to the basic functions on the platform. It also provides enhanced experiences for individual users by sales of virtual items and provision of upgrade services on the platform.

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

(c)
Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period. Significant accounting estimates include, but not limited to, fair value of share-based compensation awards. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

(e)
Cash and Cash Equivalents

Cash and cash equivalents consist of cash at bank and highly liquid investments placed with financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash. The Group’s cash and cash equivalents are deposited in financial institutions at below locations:

	As of December 31,
	2021	2022
	US$	US$
Financial institutions in the mainland PRC
—Denominated in Chinese Renminbi (“RMB”)	7,134,552	13,639,079
—Denominated in USD	8,073,604	10,013,699
Total cash balances held at mainland PRC financial institutions	15,208,156	23,652,778
Financial institutions in Hong Kong Special Administrative Region (“HK S.A.R.”)
—Denominated in USD	80,904,898	105,481,683
—Denominated in Hong Kong Dollar (“HKD”)	—	158,251
—Denominated in RMB	—	8,896
Total cash and cash equivalents balances held at the HK S.A.R. financial institutions	80,904,898	105,648,830
Financial institutions in UAE
—Denominated in United Arab Emirates Dirham (“AED”)	23,763,838	6,858,066
—Denominated in USD	164,143,913	237,038,304
Total cash and cash equivalents balances held at the UAE financial institutions	187,907,751	243,896,370
Financial institutions in United States
—Denominated in USD	10,176,282	465,475
Total cash balances held at the United States financial institutions	10,176,282	465,475
Financial institutions in Singapore
—Denominated in USD	57,288,515	13,359,499
—Denominated in Singapore Dollar (“SGD”)	—	233,885
Total cash balances held at the Singapore financial institutions	57,288,515	13,593,384
Financial institutions in United Kingdom
—Denominated in USD	—	20,000,000
Total cash equivalents balances held at the United Kingdom financial institutions	—	20,000,000
Total cash and cash equivalents balances held at financial institutions	351,485,602	407,256,837

(f)
Term deposits

Term deposits represent deposits placed with banks with original maturities of more than three months but less than one year. The Group’s term deposits as of December 31, 2022 were denominated in USD and were deposited at a financial institution in United Kingdom.

(g)
Investments

Equity securities

All equity securities with readily determinable fair values, other than those accounted for under equity method of accounting or those that result in consolidation of the investee, are measured at fair value with changes in the fair value recognized through net income.

Equity securities without readily determinable fair values which do not qualify for net asset value per share (or its equivalent) practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock, are accounted for under the measurement alternative. The carrying values of equity investments without readily determinable fair values are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized through net income. The Group makes assessment of whether an investment is impaired at each reporting date, and recognizes an impairment loss equal to the difference between the carrying value and fair value through net income. No impairment loss was recognized for the year ended December 31, 2021, and impairment loss of US$705,428 was recognized for the year ended December 31, 2022.

(h)
Property and Equipment, net

Property and equipment are stated at cost less depreciation and any impairment. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life
Electronic equipment	3 years
Vehicle	4 years
Office furniture	3-5 years
Leasehold improvements	Shorter of the lease term or the estimated useful life of the assets

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

(i)
Intangible asset, net

Intangible asset represents domain names purchased and trademarks registered, which are stated at cost on the date of acquisition or registration less accumulated amortization.

Intangible asset is amortized using the straight-line method over the estimated useful lives of the asset, as follows:

Category	Estimated Useful Life
Domain names	3-5 years
Trademarks	10 years

(j)
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

(k)
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

Financial assets and liabilities of the Group primarily consist cash and cash equivalents, term deposits, short-term investments, long-term investments, accounts payable, accrued expenses and other current liabilities.

The Group measures short-term investments at fair value on a recurring basis. Short-term investments issued by financial institutions, which are valued based on price per unit quoted by financial institutions. They are categorized in Level 1 and Level 2 of the fair value hierarchy.

The Group measures long-term investments at fair value on a nonrecurring basis. Long-term investments are equity securities without readily determinable fair value, which are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer.

As of December 31, 2021 and 2022, the carrying values of other financial instruments approximated to their fair values due to the short maturity of these instruments.

(k)
Fair Value Measurements (continued)

The following table sets forth the Company’s assets that are measured at fair value on a recurring basis and are categorized under the fair value hierarchy:

	Fair value measurement as of December 31, 2021 using
	Level 1	Level 2	Level 3	Total fair value as of December 31, 2021
	US$	US$	US$	US$
Assets
Short-term investments	—	2,906,344	—	2,906,344

	Fair value measurement as of December 31, 2022 using
	Level 1	Level 2	Level 3	Total fair value as of December 31, 2022
	US$	US$	US$	US$
Assets
Short-term investments	2,963,052	22,825,252	—	25,788,304
(l)
Revenue Recognition

The Group has adopted ASC 606, Revenue from Contracts with Customers, since its establishment and recognizes revenue when control of the promised services are transferred to the customers, in an amount that reflects the consideration that the Group expects to receive in exchange for those services.

All the revenues of the Group were derived from its online social networking and gaming platform, which provides group chatting and games services through mobile applications.

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

(l)
Revenue Recognition (continued)

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

The balance of deferred revenue as of January 1, 2020, 2021, and 2022 was US$6,010,874, US$13,359,827 and US$24,971,203 respectively, which were recognized as revenue for the years ended December 31, 2020, 2021, and 2022, respectively. US$35,147,512 and US$809,973 of the balance of deferred revenue as of December 31, 2022 is expected to be recognized as revenues in 2023 and 2024, respectively.

(m)
Cost of Revenues

Cost of revenues consists primarily of (i) commission fees paid to third party payment platforms, and (ii) staff cost and expenses related to the operations of the mobile platforms.

(n)
Selling and Marketing Expenses

Selling and marketing expenses mainly consist of (i) advertising costs and market promotion expenses, and (ii) staff cost, rental and depreciation related to selling and marketing functions. Advertising costs, which consist primarily of online advertisements, are expensed as incurred. The advertising costs were US$12,383,514, US$26,699,326 and US$37,972,955 for the years ended December 31, 2020, 2021 and 2022, respectively.

(o)
General and Administrative Expenses

General and administrative expenses mainly consist of (i) staff cost, rental and depreciation related to general and administrative personnel, (ii) professional service fees; and (iii) other corporate expenses.

(p)
Technology and Product Development Expenses

Technology and product development expenses consist primarily of (i) staff cost, and (ii) related expenses for the employees involved in designing and developing new features for the mobile platforms and self-developed mobile games. All technology and product development expenditures are expensed as incurred.

(q)
Government Grants

Government grants generally consist of financial subsidies received from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. The eligibility to receive such benefits and amount of financial subsidy to be granted are determined at the discretion of the relevant government authorities.

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

US$99,277, US$1,419,837 and US$322,273 were recognized in government grants for the years ended December 31, 2020, 2021, and 2022, respectively. There were no significant commitment or contingencies for the government subsidies received for the years ended December 31, 2020, 2021 and 2022.

(r)
Share‑based Compensation

The Group periodically grants share-based awards, mainly including share options to eligible employees and management.

The Group recognizes compensation cost for an equity classified award on a tranche-by-tranche basis. The Group’s equity awards granted prior to the Company’s IPO contain both a service condition and a performance condition, i.e. completion of IPO. The Group’s equity awards granted after the Company’s IPO contain service condition. The Group recognized the compensation cost related to options vested cumulatively upon the Group’s completion of the IPO in September 2020 and recognized the remainder over the remaining requisite service period. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

(s)
Employee Benefits

The Company’s subsidiaries in PRC participate in a government mandated, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits US$1,008,337, US$3,782,043 and US$6,484,213 were recognized for the years ended December 31, 2020, 2021 and 2022, respectively.

(t)
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

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re‑assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occurs. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2021 and 2022, the Group did not have any unrecognized uncertain tax positions.

(u)
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

The Group determines if an arrangement is a lease at inception. The operating lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease terms. The operating lease right-of-use assets are initially measured at cost, which comprises the initial amount of the operating lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the incremental borrowing rate at the lease commencement date is used in determining the imputed interest and present value of lease payments. The incremental borrowing rate was determined using a portfolio approach based on the rate of interest that the Group would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Group recognizes the single lease cost on a straight-line basis over the remaining lease terms for operating leases.

The Group has elected not to recognize operating lease right-of-use assets or operating lease liabilities for leases with an initial term of 12 months or less. Expenses for these leases are recognized on a straight-line basis over the lease term.

(v)
Foreign Currency

The Company’s reporting currency is United States Dollars (“US$”). The functional currency of the Company and its subsidiaries incorporated in UAE, HK S.A.R., Singapore and British Virgin Islands is US$. The functional currency of the Company’s PRC subsidiaries is RMB.

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

(w)
Concentration and risk

The Group’s cost of revenues mainly included commission fees paid to third party payment platforms, among which two third party payment platforms individually represent greater than 10% of the Group’s cost of revenues excluding payroll and welfare and depreciation for the years ended December 31, 2020, 2021 and 2022 are as follows:

	For the Year Ended December 31,
	2020	2021	2022
A	60%	52%	41%
B	19%	25%	20%

(x)
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

(y)
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

(z)
Geographic Information

Long-lived assets consist of property and equipment, operating lease right-of-use assets, intangible asset and other assets. The geographic information for long-lived assets of the Group’s for the years ended December 31, 2021 and 2022 are as follows:

	As of December 31,
	2021	2022
	US$	US$
Domestic component
UAE	160,233	995,692
Foreign components
Mainland PRC	2,530,193	18,630,833
Cayman Islands	—	1,180,000
Total long-lived assets	2,690,426	20,806,525

(aa)
Statutory Reserve

In accordance with the PRC Company Laws, the PRC subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies. The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation. As of December 31, 2021 and 2022, the statutory reserve of the Company’s PRC subsidiaries was US$920,830 and US$1,699,677, respectively.

UAE Company Laws requires 5% of Yalla Dubai’s annual net profits to be set aside as a statutory reserve. This allocation may be suspended by a shareholders’ decision once the reserve has reached an amount equal to 50% of the share capital of the company. As of December 31, 2021 and 2022, the statutory reserve of Yalla Dubai was US$137,023 and US$137,023, respectively.

(bb)
Recent Accounting Pronouncements

There are no recently issued accounting pronouncements that are expected to have a material effect on the Company’s financial position, results of operations or cash flows.

3. SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of December 31,
	2021	2022
	US$	US$
Aggregate cost	2,764,244	25,547,079
Gross unrealized gain	142,100	241,225
Aggregate fair value	2,906,344	25,788,304

4. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2021	2022
	US$	US$
Amounts due from third party payment platforms	17,320,817	24,181,919
Others	4,636,413	4,470,921
Prepayments and Other Current Assets	21,957,230	28,652,840

5. OTHER ASSETS

Other assets primarily consist of prepayments for two commercial real estates as the Group’s office spaces in PRC as of December 31, 2022.

6. OPERATING LEASE

The Company leases its offices under non-cancelable operating lease agreements. These leases expire through 2025 and are renewable upon negotiation.

The operating lease right-of-use assets and the operating lease liabilities as of December 31, 2021 and 2022 were as follows:

	As of December 31,
	2021	2022
	US$	US$
Operating lease right-of-use assets	857,474	1,950,364

Operating lease liabilities, current	472,734	858,452
Operating lease liabilities, non-current	195,596	744,612
Total operating lease liabilities	668,330	1,603,064

Cash paid for amounts included in the measurement of operating lease liabilities for the year ended December 31, 2021 and 2022 was US$720,610 and US$1,075,939, respectively.

The operating lease cost and short-term lease cost for the year ended December 31, 2021 and 2022 were as follows:

	For the Year Ended December 31,
	2021	2022
	US$	US$
Operating lease cost	971,854	908,008
Short-term lease cost	425,129	1,032,818
Total lease cost	1,396,983	1,940,826

The weighted average remaining lease term as of December 31, 2022 was 2.32 years, and the weighted average discount rate of the operating leases was 4.5%.

Maturities of operating lease liabilities as of December 31, 2022 were as follows:

December 31, 2022
US$
2023	879,972
2024	718,770
2025 and thereafter	84,292
Total undiscounted lease payments	1,683,034
Less: imputed interest	(79,970)
Total operating lease liabilities	1,603,064

As of December 31, 2021 and 2022, the Group had US$350,118 and US$234,841 of short-term lease commitments under non-cancellable operating leases, respectively.

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2021	2022
	US$	US$
Accrued payroll and welfare	13,026,548	19,967,738
Taxes payable	976,428	1,426,024
Others	893,158	1,427,406
Accrued Expenses and Other Current Liabilities	14,896,134	22,821,168

8. ORDINARY SHARES

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

The Company issued 20,000,000 and 10,000,000 Class A ordinary shares as reserve for share options exercise for the years ended December 31, 2021 and 2022, respectively. The shares issued as reserve are not entitled to voting right and dividend right and therefore are not treated as outstanding. As of December 31, 2022, there were 133,557,160 Class A ordinary shares and 24,734,013 Class B ordinary shares outstanding.

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

9. SHARE REPURCHASE PROGRAM

In May 2021, the Company announced that its Board of Directors had approved a share repurchase program of up to US$150 million of the Company’s outstanding ADSs over the next 12 months. In May 2022, the Board of Directors of the Company approved an extension of the expiration date of the share repurchase program to May 21, 2023. Under the terms of this program, the Company may repurchase its issued and outstanding ADSs in open-market transactions on the New York Stock Exchange. As of December 31, 2022, the Company has repurchased 2,302,141 ADSs (equivalent to 2,302,141 Class A ordinary shares) for approximately US$27,014,697 under this program.

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

On August 31, 2020, the Board of Directors of the Company approved and adopted the 2020 equity Incentive Plan (the “2020 Plan”). Under the 2020 Plan, the maximum aggregate number of ordinary shares available for issuance is 3,691,528 for the year of 2022. If the aggregate number of ordinary shares reserved and available for issuance pursuant to awards granted under the 2020 Plan falls below 2% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year (the “Limit”), the aggregate number of ordinary shares reserved and available for issuance pursuant to awards granted under the 2020 Plan shall be automatically increased to the Limit on January 1 thereafter. For purposes of determining the number of shares outstanding on such date, all preferred shares, options, warrants and other equity securities that are convertible into or exercisable or exchangeable for shares (whether or not by their terms then currently convertible, exercisable or exchangeable) and were outstanding on such date, are deemed to have been so converted, exercised or exchanged.

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

A summary of the share options activities for the years ended December 31, 2022 is presented below:

	Number of shares	Weighted average exercise price	Weighted remaining contractual years	Aggregate intrinsic value
		US$		US$
Outstanding as of January 1, 2022	36,901,955	0.27	7.90	237,704,168
Granted	3,746,500	0.41
Exercised	(8,713,492)	0.24
Forfeited	(93,125)	0.40
Outstanding as of December 31, 2022	31,841,838	0.29	7.28	102,113,143
Vested and expect to vest as of December 31, 2022	31,841,838	0.29	7.28	102,113,143
Exercisable as of December 31, 2022	15,565,204	0.25	6.72	50,610,197

10. SHARE‑BASED COMPENSATION (continued)

The fair value of the options granted is estimated on the date of grant using the binomial option pricing model with the following key assumptions used:

	2020	2021	2022
Risk-free rate of return (per annum)	0.70%	1.31%	2.94%-4.12%
Volatility	56.60%	55.42%	60.21%-62.51%
Expected dividend yield	0%	0%	0%
Exercise multiple	2.2-2.8	2.2-2.8	2.2-2.8
Fair value of underlying ordinary share	5.12	10.10	2.62-3.51
Expected term	10	10	10

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

The weighted average grant date fair value of the share options for the years ended December 31, 2020, 2021 and 2022 was US$4.78, US$9.45 and US$3.10, respectively. The total intrinsic value of share options exercised for the years ended December 31, 2020, 2021 and 2022, was nil, US$77,265,474 and US$33,356,308, respectively.

Since the exercisability is dependent upon the completion of an initial public offering of the Company, no compensation expense relating to the options was recorded for the years ended December 31, 2019. Upon the completion of IPO in September 2020, the Company immediately recognized share-based compensation expenses of US$46,458,472 of options vested cumulatively.

Total recognized share-based compensation expenses for the years ended December 31, 2020, 2021 and 2022, were allocated to following expense items:

	For the Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
Cost of revenues	16,255,275	6,299,864	4,798,901
Selling and marketing expenses	7,672,437	10,102,733	5,774,985
General and administrative expenses	35,861,913	26,729,432	14,752,580
Technology and product development expenses	1,015,858	807,418	1,364,504
Total share-based compensation expenses	60,805,483	43,939,447	26,690,970

As of December 31, 2022, US$25,260,125 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 1.01 year.

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

11. INCOME TAX (continued)

Singapore

The subsidiary incorporated in Singapore is subject to the Singapore Corporate Tax rate of 17% for the year ended December 31, 2022.

Income before income taxes were generated in the following jurisdictions:

	For the Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
Domestic component
UAE	63,056,081	122,422,324	99,688,931
Foreign components
BVI	(976)	(1,227)	(3,810)
Mainland PRC	(57,038,284)	(35,920,356)	(16,736,026)
HK S.A.R.	65,233	286,843	593,949
Cayman Islands	(2,007,587)	(2,152,866)	(1,497,198)
Singapore	—	(20,447)	(409,018)
Total	4,074,467	84,614,271	81,636,828

Income tax expense recognized in the consolidated statements of comprehensive income consists of current income tax expense.

The Company is headquartered in the UAE and the subsidiaries incorporated in UAE functions as the Company’s primary business operation center. Therefore, the Company uses the UAE’s income tax rate as applicable statutory income tax rate. The effective income tax rate for the years ended December 31, 2020, 2021 and 2022 was 21.1%, 2.4% and 3.2%, respectively. All the income tax expense was related to the subsidiaries located in PRC and Hong Kong, which were subject to the PRC statutory income tax at the rate of 25% for their taxable income and Hong Kong profits tax at the rate of 8.25% for first HK$2 million and remaining profits taxed at 16.5% on its taxable income generated from the operations in Hong Kong.

Deferred income tax assets and liabilities are as follows:

	As of December 31,
	2021	2022
	US$	US$
Deferred tax assets
Operating lease liabilities	167,083	400,766
Impairment loss	—	179,479
Net operating loss carry forwards	28,779	287,345
Total gross deferred tax assets	195,862	867,590
Valuation allowance on deferred tax assets	(28,779)	(466,824)
Deferred tax assets, net of valuation allowance	167,083	400,766

Deferred tax liabilities
Operating lease right-of-use assets	167,083	400,766
Total gross deferred tax liabilities	167,083	400,766

Net deferred tax assets	—	—

11. INCOME TAX (continued)

Changes in valuation allowance are as follows:

	As of December 31,
	2021	2022
	US$	US$
Balance at the beginning of the year	3,334	28,779
Additions	25,445	438,045
Reversals	—	—
Balance at the end of the year	28,779	466,824

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

13. EARNINGS (LOSS) PER SHARE

The following table sets forth the basic and diluted earnings (loss) per share computation and provides a reconciliation of the numerator and denominator for the periods presented. Shares issuable for little consideration relating to the vested share options have been included in the number of outstanding shares used for basic earnings (loss) per share:

	For the Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
Numerator:
Net income (loss) attributable to Yalla Group Limited’s shareholders	(2,067,723)	82,600,678	79,756,797
Numerator for basic and diluted earnings (loss) per share calculation	(2,067,723)	82,600,678	79,756,797
Denominator:
Denominator for basic earnings (loss) per share calculation	91,755,810	148,739,986	153,526,679
Dilutive effect of outstanding share options	—	31,159,480	23,112,879
Denominator for diluted earnings (loss) per share calculation	91,755,810	179,899,466	176,639,558
Earnings (loss) per ordinary share
——Basic	(0.02)	0.56	0.52
——Diluted	(0.02)	0.46	0.45

The potential dilutive securities that have not been included in the calculation of diluted earnings (loss) per share as their inclusion would be anti-dilutive are as follow:

	For the Year Ended December 31,
	2020	2021	2022
Share options	35,764,660	—	—

14. REVENUE INFORMATION

Revenues consist of the following:

	For the Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
Revenues generated from group chatting services	122,978,167	208,163,650	214,992,171
Revenues generated from game services	11,949,243	64,971,258	88,611,351
Total revenues	134,927,410	273,134,908	303,603,522

The Company’s platform does not require real-name and country of registration of its users. Therefore, the Company does not disclose the revenue information by geographical region because country information of its users are not available or not verified by the Company.

15. RELATED PARTY TRANSACTIONS

In 2022, the Group provided interest-free loans in aggregate principal amount of RMB1 million (equivalent to US$145,370) to Guangzhou Yuanshiji Software Technology Co., Ltd. (“Guangzhou Yuanshiji”), an investee of the Group. As of December 31, 2022, the loans were fully repaid by Guangzhou Yuanshiji.

On November 26, 2021, the Group entered into an agreement with Fuzhou Dianjin Huyu Internet Technology Co., Ltd. (“Fuzhou Dianjin”), an investee of the Group, to authorize Fuzhou Dianjin for the use of the Group’s game art design resources for characters and scenes in the mobile game developed by Fuzhou Dianjin for a certain period. In connection with such authorization, the Group received relevant payment in advance from Fuzhou Dianjin of RMB5 million (equivalent to US$709,789) as of December 31, 2022.