Form 20-F
period 2023-12-31
Yalla Group Ltd
filed 2024-04-23
CIK 1794350

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

#234, Building 16, Dubai Internet City, PO BOX 501913
Dubai, United Arab Emirates
(Address of principal executive offices)

Yang Hu, Chief Financial Officer
Telephone: +971 4453 9123
Email: hu.yang@yalla.com
Address: #234, Building 16, Dubai Internet City, PO BOX 501913

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

133,809,094 Class A ordinary shares were outstanding as of December 31, 2023

24,734,013 Class B ordinary shares were outstanding as of December 31, 2023

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Except where the context otherwise requires, references in this annual report to:

•
“active users” are to registered users who accessed any of our main mobile applications at least once during a given period. Yalla, Yalla Ludo and Yalla Parchis have been our main mobile applications for the periods presented herein; YallaChat and 101 Okey Yalla have been our main mobile applications since the fourth quarter of 2022; WeMuslim has been our main mobile application since the second quarter of 2023; and Ludo Royal has been our main mobile application since the third quarter of 2023;
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
•
“paying users” are to registered users who played a game or purchased our virtual items or upgrade services using virtual currencies on our main mobile applications at least once in a given period, except for users who receive all of their virtual currencies directly or indirectly from us for free; YallaChat and WeMuslim do not involve the usage of virtual currencies, and the metrics of “paying users” and “ARPPU” do not reflect user activities on YallaChat or WeMuslim;
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

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, KPMG Huazhen LLP, was no longer a registered public accounting firm that the PCAOB was unable to inspect or investigate completely as of the date of our annual report for the fiscal year ended December 31, 2022 and we were not identified as an SEC-identified issuer in 2023. On November 30, 2023, the PCAOB announced that it had completed its inspections on registered public accounting firms headquartered in mainland China and Hong Kong for 2023 with the complete access required under the HFCA Act. As such, we do not expect to be identified as an SEC-identified issuer in 2024 either. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. See “D. Risks Factors—Risks Relating to Doing Business in Certain Countries and Regions—If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.”

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

We are headquartered in the UAE, and MENA is our key market. As of December 31, 2023, our mobile platform was available in over 160 countries, with Yalla in eight languages and Yalla Ludo in two languages. We believe the sustainable growth of our business depends on our ability to increase the penetration of our products in both our existing and new markets. Our continued international operations and global expansion may result in increased costs and expose us to a number of challenges and risks, including:

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

Our business operations commenced in April 2016, with commercialization beginning in the same year. We have experienced growth in the number of active users and total revenues in recent years. Our average MAUs increased from 28.1 million in the three months ended December 31, 2021 to 32.0 million in the same period of 2022, and further increased to 36.2 million in the same period of 2023. Our revenues increased by 11.2% from US$273.1 million in 2021 to US$303.6 million in 2022, and further increased by 5.0% to US$318.9 million in 2023. However, our operational and financial growth in 2021, 2022 and 2023 may not be indicative of our future performance, as our operating results represent a limited history and sample size and may be hard to repeat in the future. We also face fierce competition from new and existing competitors in our target markets, including MENA. As a result, we cannot assure you that we will be able to maintain our growth in such a competitive environment.

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

Our business could be adversely affected by the effects of epidemics or pandemics. In recent years, there have been outbreaks of epidemics in MENA, China and globally. Our business operations could be disrupted if any of our employees are suspected of having COVID-19, H1N1 flu, avian flu or another epidemic or pandemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the economy in our target markets in general and the mobile Internet industry in particular. For example, as a result of the COVID-19 outbreak, government measures designed to control the spread of the virus, such as restrictions on travel and the closing-down of businesses to the public, resulted in a decline of economic activities in our target markets. In addition, we implemented working from home arrangements for our employees as a result of the outbreak. If the pandemic resurges, we may be subject to further negative impact on our business operations. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Item 3. Key Information—D. Risk Factors” section, such as those relating to our ability to grow our user base and implement our monetization strategies.

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

We are headquartered in the UAE. MENA is our key market. While the UAE is seen to have a relatively stable political environment, certain other jurisdictions in MENA are not. In particular, since early 2011 there have been increased political risks in several countries in the region, including Algeria, Bahrain, Egypt, Libya, Morocco, Oman, Saudi Arabia, Tunisia and Syria. These risks have ranged from public demonstrations to, in extreme cases, armed conflicts and civil war and have given rise to a number of regime changes and increased political uncertainty across the region. In particular, the armed conflicts in Syria, Iraq and Yemen have the potential to further destabilize the region, further increase uncertainty and have a material negative impact on the regional economy. In January 2020, the United States conducted a drone strike that killed the Iranian general Qasem Soleimani, which escalated tensions between the United States and Iran and heightened the risk for a military conflict between the two countries. The fluctuations in oil price may materially and adversely affect the economic conditions in MENA. Further, the MENA region is currently subject to a number of active and potential armed conflicts, including the Israel-Gaza conflict and the Red Sea crisis. Unrest in the region has implications for the wider global economy and may negatively affect market sentiment towards other countries in the region, including the UAE. Although the UAE continues to exercise de-escalation diplomacy and self-restraint, any continuation of, or increase in, international or regional tensions or any military action may have a destabilizing impact on the MENA region. There can be no assurance that tensions will not continue to escalate in the region, or that further unrest will not happen. The financial, political and general economic conditions prevailing from time to time across MENA may affect mobile users’ willingness and ability to spend on the mobile Internet and have a material adverse impact on our performance and operating results. It is not possible to predict the occurrence of events or circumstances such as war or hostilities, or the impact of such occurrences, and no assurance can be given that we would be able to sustain our current profit levels if adverse political events or circumstances were to occur, particularly in MENA. A general downturn or instability in certain sectors of MENA’s economies could have an adverse effect on our business. In addition, we may be affected by unexpected changes in regulations and enforcement, nationalization of assets and other governmental actions by the host countries, government regulations that favor local competitors, changing taxation policies, restrictions on converting foreign currencies into U.S. dollars, most of which are beyond our control. Investors should also note that our business could be adversely affected by political, economic or related developments both within and outside MENA because of inter-relationships within the global financial markets.

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

On June 22, 2018, we adopted a share incentive plan, which was amended and restated on November 19, 2019 and was further amended in June 2020, or the 2018 Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for a detailed discussion. As of December 31, 2023, 23,460,740 Class A ordinary shares were issuable upon the exercise of outstanding share options under the 2018 Plan. On August 31, 2020, we adopted the 2020 Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for a detailed discussion. As of December 31, 2023, 6,989,288 Class A ordinary shares were issuable upon the exercise of outstanding share options under the 2020 Plan. We are required to recognize compensation expense for an equity award over the period in which the recipient is required to provide service in exchange for the equity award. We recognized share-based compensation expenses in the amount of US$17.9 million in 2023. As of December 31, 2023, the total unrecognized compensation expense associated with share options amounted to US$22.3 million. If additional share options or other equity incentives are granted to our employees, directors or consultants in the future, we will incur additional share-based compensation expense and our results of operations will be further adversely affected.

Our corporate actions are substantially controlled by our Chairman and Chief Executive Officer, Mr. Tao Yang, who has the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

Our third amended and restated memorandum and articles of association provides that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 20 votes. Mr. Tao Yang, our Chairman and Chief Executive Officer, beneficially owns all the Class B ordinary shares issued and outstanding and exercises 84.5% of the aggregate voting power of our total issued and outstanding shares as of March 31, 2024. As a result, Mr. Tao Yang has the ability to control or exert significant influence over important corporate matters; investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

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

Concerns about our practices with regard to the collection, use, retention, transfer, disclosure, processing and security of personal information or other privacy-related matters, such as cybersecurity breaches, misuse of personal data and data sharing without necessary safeguards, even if unfounded, could damage our reputation and operating results. MENA is our key market, and we have data centers with servers that collect and process our user data mainly in Germany and the United States. In addition, we also store data locally in Oman, Qatar and UAE. As of December 31, 2023, our platform was available in over 160 countries. The United Arab Emirates issued Federal Decree-Law No. 45 of 2021 regarding the Protection of Personal Data which came into effect on January 2, 2022. See “Item 4. Information on the Company—B. Business Overview—Regulation—United Arab Emirates—Regulations Relating to Technology Media and Telecommunications—Data protection laws” for details. Furthermore, the regulatory frameworks regarding privacy issues in many jurisdictions are constantly evolving and can be subject to significant changes from time to time, and therefore we may not be able to comprehensively assess the scope and extent of our compliance responsibility at a global level. For example, the PRC regulatory frameworks with regard to data security and data protection is evolving. The PRC Civil Code, the PRC Cyber Security Law, the Personal Information Protection Law, the Provisions on the Cyber Protection of Children’s Personal Information, the Regulation on the Protection of Minors in Cyberspace and the PRC Data Security Law set forth the regime to protect individual privacy and personal data security in general by requiring internet service providers to collect data in accordance with the laws and in proper manner, and obtain consents from internet users prior to the collection, use or disclosure of internet users’ personal data, and the PRC Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of China’s “critical information infrastructure.” Furthermore, the Cybersecurity Review Measures, the Measures for the Security Assessment of Data Cross-border Transfer and the Provisions on Promoting and Regulating Cross-border Data Flow require that a “network platform operator” that possesses personal information of more than one million users apply for a cybersecurity review when seeking overseas listing, and that a data processor apply for security assessment for its cross-border data transfer based on the importance and amount of the data transferred. See “Item 4. Information on the Company—B. Business Overview—Others—Regulations Relating to Personal Privacy and Data Protection.” The developing requirements relating to clear and prominent privacy notices (including in the context of obtaining informed and specific consents to the collection and processing of personal data, where applicable) may potentially deter users from consenting to certain uses of their personal information. In general, negative publicity of us or our industry regarding actual or perceived violations of our users’ privacy-related rights, including fines and enforcement actions against us or other similarly placed businesses, may also impair users’ trust in our privacy practices and make them reluctant to give their consent to share their data with us.

This risk is enhanced in certain jurisdictions with stringent, extra-territorial data protection laws, and the three regulations that have significant impacts on our industry are the General Data Protection Regulation (EU) 2016/679 that became applicable on May 25, 2018, or the GDPR, the California Consumer Privacy Act that became effective on January 1, 2020, or the CCPA, and the California Privacy Right Act that became effective on January 1, 2023, or the CPRA. The GDPR places stringent obligations and operational requirements on processors and controllers of personal data, including, for example, requiring expanded disclosures to data subjects about how their personal data is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR also enhances the rights of data subjects, who may, for example, request access to their personal data, the deletion and amendment of their personal data, or to have their personal data transferred to another service provider. Data subjects also have the right to be compensated for any material or non-material damage suffered as a result of a controller or processor’s non-compliance with the GDPR. Under the GDPR, data protection supervisory authorities are also given various enforcement powers, including that they can levy fines of up to EUR20 million or up to 4% of an organization’s total worldwide annual turnover for the preceding financial year, whichever is higher, for non-compliance, which significantly increases our potential financial exposure for non-compliance. While the GDPR provides a more harmonized approach to data protection regulation across the EU member states, it also gives EU member states certain areas of discretion and therefore laws and regulations in relation to certain data processing activities may differ on a member state by member state basis, which could further limit our ability to use and share personal data and could require localized changes to our operating model. The EU has also released a proposed Regulation on Privacy and Electronic Communications 2002, or the ePrivacy Regulation, to replace the EU’s current Privacy and Electronic Communications Directive, or the ePrivacy Directive, to, among other things, achieve a greater harmonization among EU member states and better align the rules governing online tracking technologies and electronic communications (for example, in relation to the use of cookies and similar technologies and protection against email spam) with the requirements of the GDPR. While the ePrivacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is currently going through the European legislative process. The current draft of the ePrivacy Regulation significantly increases fining powers to the same levels as GDPR and may lead to broader restrictions on our online activities, including efforts to understand followers’ Internet usage and promote ourselves to them.

Outside of the EU, many jurisdictions have adopted or are adopting new data privacy and data protection laws, which may result in additional expenses to us and increase the risk of non-compliance. For example, the CCPA creates new data privacy rights for users and new operational requirements for businesses. The CCPA gives California residents rights to access and delete their personal information, opt out of sales of personal information and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CPRA builds on the CCPA and further supplements and strengthens the compliance requirements within CCPA in many aspects. For example, the CPRA expands the scope of information that consumers can request from companies, further allows California residents to opt out of both personal data sales and data sharing, supplements a 12-month waiting period to re-obtain the consent for the right of opt-in of minors, and entitles California residents to correct their personal information, restrict the processing of, access to, and opt-out of automated decision making for sensitive personal information, and request the company to transfer their personal information to another service provider. The CPRA also imposes greater penalties for violations involving the personal information of minors. Fines for such violations can be up to three times the amount of the standard penalties under the law. Furthermore, we may need to comply with regulations in other territories that may impose further onerous compliance requirements, such as data localization, which prohibits companies from storing data relating to resident individuals in data centers outside the jurisdiction. The proliferation of such laws within jurisdictions and countries in which we operate may result in conflicting and contradictory requirements.

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

We collect, store, transmit and process personal and other sensitive data generated by our users through their interactions with our apps. We may be exposed to risks of security breaches or unauthorized access to or cyber-attacks on our systems or the data we store. Our efforts to protect our data may be unsuccessful due to software “bugs,” system errors or other technical deficiencies, mistakes or malfeasance of our employees or contractors, vulnerabilities of our vendors and service providers, or other cybersecurity-related vulnerabilities. Although we have developed systems and processes that are designed to prevent and detect security breaches and protect our users’ data, we cannot guarantee that such measures will be sufficient defenses against the evolving techniques used to obtain unauthorized access, disable or degrade services or sabotage systems. Any failure to prevent, detect, or mitigate security breaches, cyber-attacks or other unauthorized access to our systems, theft of users’ accounts or disclosure of our users’ data, including personal information, could result in loss or misuse of such data, interruptions to the services we provide, diminished user experience, loss of user confidence and trust in our products, impairment of our network and technological infrastructure, and harm to our reputation and business, significant legal and financial exposure and potential lawsuits brought by private individuals or regulators. In addition, as we have servers mainly in data centers in Germany and the United States, and we also store data locally in Oman, Qatar and UAE, we may incur significant costs in protecting them against, or remediating, security breaches and cyber-attacks.

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

As of March 31, 2024, we had not obtained any VoIP or other telecommunications license and we have not received any notification from regulators or licensed telecommunications service providers alleging that we provide unlicensed VoIP or telecommunications services. We are nonetheless subject to uncertainties in laws and regulations, including those in MENA. We cannot assure you that we are exempt from the licensing requirements relating to Internet or telecommunications services in the relevant jurisdictions. If our mobile applications were found by a regulatory authority to be in violation of any applicable laws or regulations, such as the lack of requisite approvals or licenses, we may no longer be able to offer our mobile applications in the relevant jurisdiction, and we may also be subject to other penalties. Any such penalties or enforcement actions may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

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

As of December 31, 2023, our management had concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures— Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued a report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023. However, our internal control over financial reporting may not prevent or detect all errors and all fraud for a variety of reasons. In addition, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

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

Our operating subsidiaries in the UAE function as our primary business operation centers and engage in sales, customer service and other business operations. As such, our business may be adversely affected by changes in government policies, laws and regulations in the UAE. For example, the UAE has introduced Federal Decree-Law No. (47) of 2022 on the Taxation of Corporations and Businesses, or the CT Law, which applies to financial years beginning on or after June 1, 2023. Under the CT Law, corporate tax will be applicable to (amongst others) legal persons in the UAE at the rate of 9% on taxable income above AED375,000.

Notwithstanding the above, in line with the Organization for Economic Cooperation and Development’s, or the OECD, Base Erosion and Profit Shifting, or the BEPS, Pillar 2 framework, a top-up tax was recently officially announced in the UAE, such that the effective tax rate for large multinational enterprises becomes 15%. The legislation governing the mechanics of this is yet to be issued and the top-up tax is yet to be implemented and is not yet effective. However, pursuant to the OECD’s BEPS Pillar 2 framework proposal, we expect that this top-up tax will apply to entities that are part of large multinational enterprises with global consolidated revenues in excess of EUR750 million.

Entities incorporated or registered in free zones that are considered qualifying free zone persons are subject to 0% corporate tax on qualifying income. The CT Law prescribes conditions that free zone persons must satisfy in order to be treated as qualifying free zone persons. Among the conditions are that the free zone person must maintain adequate substance in the free zone, prepare and maintain audited financial statements, comply with the arm’s length principle and transfer pricing requirements, and generate “qualifying income.” Related cabinet decisions define “qualifying income” and set out layered conditions governing its classification. Our UAE subsidiaries are incorporated in the Dubai Development Authority free zone, and are currently in the process of assessing their tax status, with a final outcome on whether the subsidiaries can be designated “qualifying free zone persons” yet to be determined.

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

In addition, the AED, which is the legal currency of the UAE, has been pegged to the U.S. dollars at 3.6725 AEDs per U.S. dollar since November 1997. However, there can be no assurance that the AED will not be de-pegged in the future or that the existing peg will not be adjusted in a manner that negatively impacts the level of economic activities in the UAE or negatively impacts the attractiveness of the UAE as a tourist destination, both of which are important factors that drive the level of payments by users from the UAE. Any such de-pegging or adjustment could have a material adverse effect on our business, financial condition and results of operations.

We may be required to be listed in the UAE.

In his capacity as Ruler of Dubai, Vice President and Prime Minister of the UAE, His Highness Sheikh Mohammed bin Rashid Al Maktoum issued Decree No. 3 of 2021 on the listing of joint stock companies on securities exchanges in Dubai, or the Decree. The Decree makes it mandatory for certain companies, established in Dubai or with a significant proportion of its profits or assets in Dubai, to be listed on the Dubai Financial Market or Nasdaq Dubai. The Decree states that foreign companies, being companies established and licensed outside of the UAE with branches, assets or activities in the Emirate of Dubai, may, but are not required to, be listed on the Dubai Financial Market or Nasdaq Dubai. It is not considered that there is any current requirement for us to be listed on either the Dubai Financial Market or Nasdaq Dubai although there can be no guarantee that the provisions of this Decree will not be extended in the future.

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

Among others, our technology and product development team and certain members of our management are located in the PRC, and we have operating subsidiaries incorporated under and governed by the laws of the PRC. Accordingly, our results of operations and prospects are, to a certain degree, subject to economic, political and legal developments in China. The economy of China has grown significantly over the past forty years. However, the rate of growth has been uneven across different geographic areas, among various sectors of the economy, and during different periods, and the overall rate of growth has slowed in recent years. If there is a prolonged slowdown in the rate of growth of the economy of China or a contraction in the future, such a slowdown or contraction would be likely to have a negative effect on our business. Various macroeconomic measures and monetary policies adopted by regulatory authorities in China to guide economic growth and manage inflation and/or deflation and the allocation of resources may not be effective in sustaining the growth rate of the Chinese economy. All of these factors could affect the economic conditions in China and, in turn, our business. Because the promulgation of a comprehensive legal system for China began relatively recently and is still evolving, the interpretation and enforcement of many of the applicable laws and regulations involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. For example, we have been subject to stricter regulatory requirements in terms of our labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for the benefit of our employees. We cannot assure you that our employment practices have complied or will be able to comply with all labor-related laws and regulations in China. In addition, PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, issuers with operations in China could limit our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including those affecting the Internet industry, may cause the value of our ADSs to significantly decline. In addition, a difference in interpretation of the applicable law between the relevant regulatory authority and us may result in a material adverse change in our operations and the value of our ADSs. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

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

Certain of our directors and executive officers reside within China, and a portion of our assets and the assets of those persons are located within China. It may be difficult for investors to effect service of process upon us or those persons inside China or to enforce against us or them in China any judgments obtained from non-PRC courts. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. However, judgments rendered by Hong Kong courts may be recognized and enforced in China if the requirements set forth by the Arrangement on Mutual Recognition and Enforcement of Judgments in Civil and Commercial Matters by Courts of Mainland and of the Hong Kong Special Administrative Region Pursuant to Agreed Jurisdiction by Parties Concerned are met. Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions other than Hong Kong in relation to any matter not subject to binding arbitration provisions may be difficult.

It may also be difficult for you or regulators outside of the PRC to conduct investigations or collect evidence within China. Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of other country or region to implement cross-border oversight and regulation, such regulatory cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC and no entities or individuals may provide documents or materials in connection with its securities activities to the overseas without proper authorization. While detailed interpretation of or implementation rules under Article 177 have yet to be available, the inability for overseas securities regulators to directly conduct investigation or collect evidence within China may further increase difficulties faced by investors in protecting your interests.

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

In addition, while the PCAOB announced in December 2022 and November 2023 that it secured complete access to inspect and investigate registered public accounting firms headquartered in China and completed its annual inspection and investigation in 2022 and 2023, respectively, we cannot assure you that the PCAOB will continue to have such access in the future. If the PCAOB is not able to inspect and investigate completely auditors in China for any reason, such as any change in the position of the governmental authorities in China in the future, our investors may be deprived of the benefits of such inspections again.

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

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong including our auditor, KPMG Huazhen LLP. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by KPMG Huazhen LLP on April 25, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022. As such, we were required to satisfy additional disclosure requirement for SEC-identified issuers that are also foreign issuers and made such additional disclosure in our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 19, 2023, or the 2022 annual report.

Following the Statement of Protocol signed between the PCAOB and the CSRC and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, KPMG Huazhen LLP, was no longer a registered public accounting firm that the PCAOB was unable to inspect or investigate completely as of the date of the 2022 annual report and we were not identified as an SEC-identified issuer in 2023. On November 30, 2023, the PCAOB announced that it had completed its inspections on registered public accounting firms headquartered in mainland China and Hong Kong for 2023 with the complete access required under the HFCA Act. As such, we do not expect to be identified as an SEC-identified issuer in 2024 either. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

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

The trading prices of the ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on September 30, 2020, the trading prices of our ADSs ranged from US$3.00 to US$41.35 per ADS, and the last reported trading price on April 19, 2024 was US$4.52 per ADS. The prices for our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies from emerging markets. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of the securities of other companies from emerging markets after their offerings, including technology companies and social media platforms, may affect the attitudes of investors toward companies from emerging markets listed in the U.S., which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other companies from emerging markets may also negatively affect the attitudes of investors towards companies from emerging markets in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the U.S., China and other jurisdictions in late 2008, early 2009, the second half of 2011, 2015 and the first quarter of 2020, which may have a material and adverse effect on the trading price of the ADSs. In particular, concerns about the economic impact of the Ukraine-Russia war have triggered significant price fluctuations in the U.S. stock market.

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

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline significantly. As of December 31, 2023, we had 133,809,094 Class A ordinary shares and 24,734,013 Class B ordinary shares outstanding. All ADSs representing our Class A ordinary shares are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding after our initial public offering are available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.

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

For example, we have increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. We have also incurred additional costs associated with our public company reporting requirements. In March 2024, the SEC announced its final Climate-Related Disclosure Rule, which requires certain issuers to provide information regarding material Scope 1 and Scope 2 greenhouse gas emissions, severe weather-related financial statement disclosures and climate-related governance, risks and targets disclosures. As an accelerated filer, we will be required to comply with certain of the Climate-Related Disclosure Rule as of the date of our annual report for the fiscal year ended December 31, 2026. We expect that these rules and regulations will continue to cause us to incur elevated legal and financial compliance costs, devote substantial management effort to ensure compliance and make some corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

Our third amended and restated articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders subject however to there being authorized but unissued undesignated shares in the third amended and restated memorandum of association, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or other rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected. In addition, our third amended and restated memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control, including a provision that entitles each Class B ordinary share to 20 votes in respect of all matters subject to a shareholders’ vote.

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

There is a significant likelihood that we will be classified as a passive foreign investment company, or PFIC, which could result in adverse United States tax consequences to United States investors.

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we believe we were a passive foreign investment company, or PFIC, for our most recent taxable year, and there is a significant likelihood that we will be classified as a PFIC in the current taxable year and in future taxable years.

In general, we will be a PFIC for any taxable year in which:

•
at least 75% of our gross income is passive income, or
•
at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income, which include cash.

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

We undertook a reorganization in 2018, or the Reorganization, to streamline our organizational structure. We established FYXTECH CORPORATION, or FYXTech Cayman, under the laws of the Cayman Islands in February 2018 as our current ultimate holding company and changed its name to Yalla Group Limited in November 2019. After the establishment of the ultimate holding company, we established FYXTECH Group Limited in the British Virgin Islands in March 2018 to hold FYXTECH HK Limited, our Hong Kong subsidiary established in March 2018. FYXTECH HK Limited in turn became the holding company of two operating subsidiaries in the PRC, namely Hangzhou Yale Technology Co., Ltd. and Shenzhen Moov Technology Co., Ltd, or Shenzhen Moov, which were established in June 2018 and October 2019, respectively. In June 2022, we established Moove HK Limited, another Hong Kong subsidiary held by FYXTECH Group Limited to hold an operating subsidiary in the PRC, namely Hangzhou Chengyu Technology Co., Ltd., which was established in August 2022.

We also established FYXTECH YALLA LIMITED in the British Virgin Islands in June 2018 to hold an operating subsidiary in the UAE, namely Yalla Technology FZ-LLC, or Yalla UAE, which was established in July 2018.

As part of the Reorganization, FYXTech Cayman issued shares to the co-founders of FYXTech BVI and Shenzhen Yale. Upon the issuance of such shares, the equity structure of FYXTech Cayman was substantially identical to that of FYXTech BVI and Shenzhen Yale on a fully-diluted basis. In addition, from May 2018 to December 2018, FYXTech BVI and Shenzhen Yale transferred their business operations, including assets and employees, to Yalla UAE and Hangzhou Yale Technology Co., Ltd., respectively. Upon the completion of the Reorganization in December 2018, FYXTech BVI and Shenzhen Yale ceased to be consolidated within our group.

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

We further established FYXTECH Parchis Limited in the British Virgin Islands in June 2022 to hold PARCHIS HK Limited, our Hong Kong subsidiary established in July 2022. PARCHIS HK Limited in turn became the holding company of Hangzhou Yale Information Technology Co., Ltd., or Hangzhou Yale Information, a PRC operating subsidiary established in December 2022.

We currently operate our business mainly through Yalla UAE, Shenzhen Moov, Hangzhou Yale Information, YG Technology, Shenzhen Moojo and Shenzhen Moojoyo. Yalla UAE functions as our primary business operation center and engages in sales, marketing, customer service and other business operations. Shenzhen Moov primarily performs marketing and financial reporting functions. Hangzhou Yale Information performs technology and product development functions. YG Technology performs game launching functions. Shenzhen Moojo and Shenzhen Moojoyo both perform gaming operational support functions.

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

Building on the success of Yalla and Yalla Ludo, we continue to add engaging new content, creating a regionally-focused, integrated ecosystem dedicated to fulfilling MENA users’ evolving online social networking and gaming needs. Through our subsidiary, Yalla Game Limited, we have expanded our capabilities in mid-core and hard-core games in the MENA region, leveraging our local expertise to bring innovative gaming content to our users. In addition, our growing Yalla ecosystem includes YallaChat, an instant message, or IM, product tailored for Arabic users, WeMuslim, a product that supports Arabic users in observing their customs, and casual games such as Yalla Baloot and 101 Okey Yalla, developed to sustain vibrant local gaming communities in MENA. We are also actively exploring outside of MENA with Yalla Parchis, a Ludo game designed for the South American markets. Our mobile applications deliver a seamless experience that fosters a sense of loyalty and belonging, establishing highly devoted and engaged user communities through close attention to details and localized appeal that profoundly resonates with our users.

Leveraging the above advantages, we have built a large and vibrant Yalla community and are the largest MENA-based online social networking and gaming company in terms of revenue in 2022 according to Frost and Sullivan. In the fourth quarter of 2023, approximately 36.2 million users visited our platform on average each month, and the number of paying users on our platform reached 11.9 million during the same period.

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

Our Financial Performance

We have experienced continued revenue growth in recent years. We primarily generate our revenue by providing group chatting and games services. Individual users consume virtual currencies to purchase virtual items and upgrade services or play games on our platform. Virtual items primarily consist of various virtual gifts and privileges in chat rooms or games. Upgrade services primarily consist of VIP rights or premium membership on our platform. Our revenues increased by 11.2% from US$273.1 million in 2021 to US$303.6 million in 2022 and further increased by 5.0% to US$318.9 million in 2023.

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

Furthermore, we have been working on expanding our product portfolio to serve MENA users’ evolving needs in online social networking and gaming as well as to explore oversea markets. Besides our two flagship mobile applications Yalla and Yalla Ludo, we have also established Yalla Game Limited to focus on mid-core and hard-core game business in MENA. In addition, we launched three more casual game mobile applications targeting different regions, namely Yalla Baloot, a card game designed for Saudi Arabian users, 101 Okey Yalla, a board game designed for Turkish users, and Yalla Parchis, a South American version of Yalla Ludo. We also launched YallaChat, which is an IM product designed specifically for Arabic users, as we firmly believe that in the digital era, an IM product with features tailored to local users’ preferences addresses a fundamental need. In addition, we have launched WeMuslim, a product that supports Arabic users in observing their customs. Though we expect that these various new products will enable us to further diversify our revenue streams in the future, currently our flagship mobile applications, Yalla and Yalla Ludo, still contribute to the majority of our revenues.

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

Countries
Tags
Chat Rooms
Voice Chats
Gifts
اكتشاف
شائعة
غرفتي
الهدايا المرسلة
البلد
جديدة
COURCHEVEL
الأحداث
المعركة
المجلس
الأصدقاء
67,000

Localized Online Events

We organize localized online events, most of which are based on traditional holidays, to further enhance user engagement and interactions. In 2023, we organized 40 online events in Yalla and 57 in Yalla Ludo, all of which were based on Islamic traditional festivals or localized Arabic designs to enhance user engagement and interaction. For example, during the important Islamic festival of Eid al-Adha (June 28, 2023), Amir participated in the online celebration in Yalla after completing his religious routine. He voice-chatted with friends in Yalla rooms, sent and received Eid al-Adha event gifts, and lighted up virtual festival feasts. Before sleep, Amir switched to Yalla Ludo, played Ludo games under the festival event guidelines, completed the activity tasks and received the exclusive Ludo chessboard theme for Eid al-Adha. From June 23 to July 8 in 2023, our users celebrated Eid al-Adha on our platform by sending customized gifts and participating in online tasks. Approximately 4.1 million users participated in the event.

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
•
Content recommendation engine. We have been developing and implementing an individualized content recommendation engine. We established this engine based on the user behavior data that we have accumulated from 667.0 million registered users as of December 31, 2023, analyzed through our proprietary algorithms to achieve accurate user profiling. Such accurate user profiling in turn allows our content recommendation engine to match users with their favorite content.
•
Cloud-based network infrastructure. We have deployed a cloud-based network infrastructure, which can handle multi-party real-time online audio interactions. We currently use servers provided by industry-leading cloud service providers that are hosted mainly in data centers in Germany and the United States, and we also store data locally in Oman, Qatar and UAE. Our cloud-based network infrastructure provides high quality data delivery and allows multiple users to interact online from anywhere in the world conveniently in real time. Our customized and proprietary systems are highly automated and designed to ensure scalability and reliability to support growth in our large user base. The number of servers contributes significantly to our fast streaming speed and reliable services, and can be expanded with comparative ease, given the relative convenience of renting data centers to host additional servers in any high traffic region in our network.

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

Our trademarks, including “Yalla,” “Yalla Ludo,” “Yalla Parchis,” “101 Okey Yalla” and “YallaChat,” are a critical component of the value of our business. As of December 31, 2023, we had 149 registered trademarks, 16 pending trademark applications and 116 registered copyrights in 48 jurisdictions, including a number of jurisdictions in MENA. As of December 31, 2023, we had 82 domain names, including yalla.com, and two invention patents.

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

Article 5 in the Federal Law No (32) of 2021 on Commercial Companies, or the UAE Companies Law, which is the federal law governing commercial companies established in the UAE mainland, states that the provisions of the UAE Companies Law shall not apply to companies established in the free zones if a special provision to this effect is contained in the laws or regulations of the relevant free zone.

With the exception of the financial free zones, which require a federal decree, the creation of separate legal systems for each free zone is primarily authorized by local laws or decrees which are issued by the ruler of each concerned emirate.

Free Zone Regulations

Our subsidiaries in the UAE are located in the Dubai Development Authority free zone, or the DDA free zone, in the Dubai Internet City cluster, and are therefore governed by the Dubai Creative Clusters Private Companies Regulations 2016, or the DDA Regulations. In addition to the DDA Regulations, the DDA free zone authority, or the DDA, which is the authority that governs the DDA free zone has issued several rules and regulations governing companies set up in the DDA free zone, concerning employment matters, broadcasting and publishing regulations, fit-out guidelines, etc. which are to be adhered to by companies set up in the DDA free zone.

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

Finally, pursuant to Law No. (10) of 2018, amending the Dubai Creative Clusters Authority, Dubai Creative Clusters free zone was renamed as the DDA free zone and consequently the authority governing it was renamed as the DDA.

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

Regulations Relating to Companies

The principal legislation governing companies incorporated in the DDA free zone, such as our UAE subsidiaries, is the DDA Regulations. The DDA Regulations exempt companies incorporated any of the clusters in the DDA free zone from the ambit of the UAE Companies Law, save for specific provisions concerning liquidation terms. In cases where the DDA Regulations do not explicitly address certain terms, recourse is made to the UAE Companies Law.

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

Regulations Relating to Employment

UAE Federal Law No. (33) of 2021 regulating labor relations, as amended, together with Cabinet Resolution No. (1) of 2022 on the Executive Regulations to UAE Federal Law No. (33) of 2021, and Ministerial Resolution No. (27) of 2023, or collectively the Labor Law, applies to all private-sector employees working in the UAE, except for those working in the Dubai International Financial Centre or the Abu Dhabi Global Market free zones, and therefore applies to our subsidiaries. The Labor Law governs, among other things, minimum employee leave entitlements (for example, sick leave, annual leave and maternity leave), working hours and overtime, work-related injuries and safety standards. The Labor Law also sets out specific instances where compensation may be awarded to an employee who is found to have been unlawfully dismissed (essentially, circumstances of victimization), as defined under the Labor Law. Such compensation, if awarded, would be awarded by the courts and may not exceed the equivalent of three months’ fixed salary.

The Labor Law also provides for compensation payable to workers for injuries sustained during the course of their employment. The Labor Law also provides for a mandatory end-of-service gratuity to be paid to non-qualifying UAE or GCC-national employees upon termination of their employment, subject to the employee having completed at least one year’s continuous employment with their employer and capped at the equivalent of two years’ full pay (basic salary plus allowance). End-of-service gratuity is calculated based on basic salary with reference to a statutory formula. Essentially, it equates to 21 calendar days’ basic salary for each of the first 5 years of service and 30 calendar days’ basic salary for each year of service after that, with a pro-rated amount for part-years of service. Under the current Labor Law, there is no longer any provision for forfeiture or reduction of end-of-service gratuity entitlement in certain termination circumstances. As such, provided an employee has completed the requisite one year’s employment, any non-qualifying UAE or GCC-national employee will be entitled to an end of service gratuity payment on termination of employment, whatever the reason for termination. UAE nationals and nationals of other GCC countries are entitled to be registered in the state pension. The UAE state pension scheme (excluding the Emirates of Abu Dhabi and Sharjah) is run by the General Pension and Social Security Authority. Employers and employees may not contract out of these minimum standards of employment established by the Labor Law, but they may agree to more generous contractual provisions. Trade unions and collective bargaining are not recognized under the Labor Law.

In addition to the Labor Law, all companies operating within Dubai Internet City, or the DIC, which is within the remit of the DDA, are also subject to the Dubai Technology and Media Free Zone Employment Regulations 2004 as amended and/or supplemented by way of further decisions implemented by the DDA, hereinafter, the Employment Regulations. The Employment Regulations authorize the DDA to sponsor employees’ residence visas, and contain provisions relating to the identity cards and passports of employees, the provision of medical care, as well as health and safety standards for employees. While applications for visas within the DIC are made to the DDA, it is ultimately the federal immigration authority that grants these visas to the employees of companies in the DIC. The DDA (as well as the immigration authority) is also authorized to impose fines on companies for failure to comply with the Labor Law or the Employment Regulations. Additionally, in the event of employment disputes, the DDA will hear both parties’ positions and, if no resolution is reached, will refer the matter to the UAE Labor Court or the Ministry of Human Resources and Emirratisation (whichever is applicable). The Labor Law and the Employment Regulations are applicable to all employees working for private sector companies within the DDA, including foreign nationals.

Regulations Relating to Technology Media and Telecommunications

General content standards

Federal Law No. 55 of 2023 Regarding Media Regulation, or the MRL, which came into force on December 1, 2023, has repealed and replaced Federal Law No. 15 for 1980 Concerning Press and Publications as the key source for content regulations. The MRL provides for the issuing by the UAE Cabinet of the executive regulations of the MRL. However, as this is yet to occur, the MRL provides that, on a transitional basis, all regulations and resolutions previously passed under the previous law shall remain in effect until superseding regulations and resolutions are promulgated. This will include all regulations and resolutions previously passed by the National Media Council, or the NMC, the previous regulator in this area (which has now been replaced by the Ministry of Culture and Youth, or the MCY, through their Media Regulatory Office, or the MRO), in particular the Cabinet Resolution No. 23 of 2017 Concerning Media Content, or 2017 Cab Resolution, and the Chairman of the Board’s Resolution No. 26 of 2017 on Media Content, or the 2017 Content Resolution. The executive regulations supplementing the MRL are stated to be published within six months of the publication of the MRL, which fell on March 2024. As of the date of this annual report, the executive regulations have yet to be published, and there is no indication by the regulatory authorities on when the executive regulations will be published.

The MRL applies to all media activities, including the production, circulation, printing or publishing of media content, of individuals, organizations, media outlets, and free zones dedicated to media in the UAE.

The prohibitions contained in Article 17 of the MRL include, among other things, no criticism of any of the rulers of the individual emirates that constitute the UAE; no instigation against Islam or the system of ruling; no harm to the interest of the state or values of society; no opinions that violate public interest and moral; no instigation of criminal activity or incitement of hatred; no publication of confidential communications without permission; no blemishing of a president of, or agitating relations with, an Arab, Islamic or friendly state; no article defaming Arabs and their civilization and heritage; no information about an individual’s private life, if such information is meant to disgrace the individual; no false news (with bad faith); nothing inconsistent with public order, or that is misleading to the public. Article 5 of the 2017 Content Resolution has guidelines that clarify these prohibitions.

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

Defamation and slander

In the UAE, defamation is a criminal matter. The UAE’s criminal defamation provisions are contained in different legislations. The most prominent one is the UAE Penal Code, Federal Decree Law No. (31) of 2021, or the UAE Penal Code. In case defamation occurred verbally in the presence of others or through physical letters/publications, the provisions of Article 425 and 427 of the UAE Penal Code will apply.

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

Similarly, the CCL is directed at both owner and operators of an electronic site or information network, so a safe harbor would not be generally available under the CCL either. Article 53 provides that “Everyone who uses a website or an electronic account in the commission of any of the following acts shall be sentenced to pay fine of not less than (300,000) three hundred thousand Dirhams (US$81,689) or more than (1,000,000) one million Dirhams (US$272,264): 1. Stores, makes available or publishes illegal content and fails to remove or block access to such content during the period specified in the issued orders set out in this Decree-Law. 2. Abstains from compliance with one of the issued orders described in this Decree-Law, in whole or in part, without accepted excuse.” Further, Article 58 of the CCL provides that “the person in charge of de facto management of the juristic person shall be subject to the same penalties prescribed for the actions committed in breach of the provisions of this Decree-Law, if his knowledge thereof is evident, and the breach of his duties assigned by the management contributed in the commission of the crime. The juristic person shall be jointly held liable for the judged fines or remedies, if the offence is committed by an employee, in name and in favor of the juristic person.” As such, the CCL may apply to either a party that hosts user uploaded content or the party that creates and uploads the content within a chat room or an online voice communication application, or both.”

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

Data protection laws

The United Arab Emirates issued Federal Decree-Law No. 45 of 2021 regarding the Protection of Personal Data, or the UAE DP Law, which came into effect on January 2, 2022. The Executive Regulations, or the Regulations, were due to be issued within six months of the date of issuance of the UAE DP Law. Any company that the UAE DP Law applies to will then have six months from the issuance of those Regulations to comply with the UAE DP Law (although that period can be extended by the Minister of Cabinet Affairs).

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

In tandem with the Law, UAE Federal Decree-Law No. 44 of 2021 Creation of the UAE Data Office was also issued on September 20, 2021. The UAE Data Office, or the Data Office, will act as the data protection regulatory authority, operationalizing the UAE DP Law’s requirements.

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

Consumer Protection Law

Federal Law No. (15) of 2020 on Consumer Protection aims to protect the rights and interests of consumers in the UAE, especially in relation to the quality, safety, information and choice of commodities and services. The law applies to all commodities and services inside the UAE, including the free zones, and the operations related to them that are carried out by the provider, advertiser or commercial agent, whether through e-commerce or otherwise, and imposes obligations and penalties on the providers, advertisers and commercial agents who violate the provisions of the law.

The law stipulates that consumers have the right to:

•
right to safety: to be protected from products, production processes and services that may cause harm to health and safety. The law requires providers to ensure the conformity of the commodities or services to the standard specifications, terms and controls related to health and safety and the relevant existing legislation in the state. The law also obliges providers to inform the Ministry of Economy or the competent authority immediately of any defects or risks in the commodities or services that may harm to consumers, and to withdraw the commodities from the market or to declare them. In addition, the law authorizes the Ministry of Economy or the competent authority to prohibit, detain or withdraw any harmful or risky commodities from the market.
•
right to know: to know accurate information about the commodities and services. The law requires providers to place clear and legible labels on the commodities or their package, showing their components, maintenance, storage, expiry date and other information in accordance with the existing legislation in the state. The law also requires providers to write the price of the commodities or services clearly on them or on their invoices, and to provide consumers with detailed invoices containing provider’s name, address, commodities or services type, price, quantity and other information. Furthermore, the law prohibits providers, advertisers and commercial agents from describing the commodities or services in a manner containing false information or from advertising them in a misleading way.
•
right to choose: to have multiple options of items and services at competitive prices and quality. The law states that consumers have the right to choose the most suitable products and services available on the market according to their desire. The law also prohibits providers from concealing the commodities, refraining from selling them or from not providing the services to consumers for the purpose of controlling the price, monopolizing the commodities or obliging consumers to purchase certain quantities of the commodities, or adding certain terms for using the service or selling a commodity or another service with it, or charging a price higher than the declared price.
•
right to representation: to express opinions to develop the goods, services, prices and availability. Consumers have the right of having their opinions listened to, their interests represented by official or non-official entities and their opinions shall be taken into consideration during the process of developing the commodities and services. The law states that consumers have the right to a fair and speedy settlement for their disputes and to obtain fair compensation for damages caused to them or their property as a result of purchasing or using the commodities or receiving the services. The law also establishes a Supreme Committee for Consumer Protection, which includes representatives from the competent authorities, Consumer Protection Associations, and experts and specialists, to formulate general policies on consumer protection, study reports and proposals related to consumer rights, and issue recommendations thereon. The law also allows consumers and the Consumer Protection Associations to submit complaints to the Ministry of Economy or the competent authority and to appeal the resolutions and procedures taken against them.
•
right to be informed: to acquire knowledge, skill and awareness of consumer rights and responsibilities through continuous awareness programs. The law states that consumers have the right to obtain true information on the commodities purchased, used or consumed or the services received, and to be educated and raised their awareness of their rights and obligations. The law also mandates the Ministry of Economy, in cooperation with the competent authorities, to supervise the implementation of the general policy for consumer protection, especially by raising awareness and educating consumers in contribution to their protection from the risks of certain commodities and services, including the e-commerce services, and by publishing the resolutions and recommendations that contribute to raising consumer awareness.

•
right to not be exposed to false or misleading advertising: The law prohibits providers, advertisers and commercial agents from describing the commodities or services in a manner containing false information or from advertising it in a misleading way. The law also defines misleading advertising as advertising a commodity or service based upon misleading information or omitting fundamental or core information related to the commodity or the service, which affects consumers and leads them to contract whereas they would not have contracted were it not for such information, or advertising fake or untrue prizes or discounts. The law also requires the providers to obtain a prior license from the competent authorities before promoting the commodities or services or making general discounts to the prices or advertising them in any way.

Cabinet Resolution No. (66) of 2023 on Federal Law No. (15) of 2020 Concerning Consumer Protection contains the executive Regulations to the Consumer Protection Law and defines the roles and responsibilities of the Ministry of Economy and other relevant authorities in coordinating and enforcing the consumer protection measures. It also specifies the obligations and rights of providers and consumers of goods and services in various aspects, such as labelling, pricing, warranty, maintenance, advertisement, e-commerce, and monopoly. It further outlines the procedures and penalties for handling consumer complaints, testing goods in laboratories, and seizing defective or harmful goods.

The Ministry of Economy deals with consumer rights issues and implement plans and procedures related to Consumer Protection Laws. It receives consumer complaints and raises consumers’ awareness about their rights and duties.

Regulations Relating to Intellectual Property

Copyright law

Copyrights are currently regulated in the UAE under the Federal Law No. 38 of 2021 on Copyright and Neighbouring Rights, or the Copyrights Law. The Copyright Law protects original expressions of creative works in the fields of literature, art, or the sciences, regardless of the kind or manner of its expression, and regardless of its importance or its purpose. Importantly, the Copyright Law does not protect ideas, but rather the original material produced by virtue of a creative process. There are 12 categories of protected works listed by the Copyright Law, as examples:

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
•
works of applied art and plastic art;
•
illustrations, geographical maps, sketches, three-dimensional works related to geography, topography, and architectural designs, etc.; and
•
derivative works, without prejudice to the protection conferred upon the works from which they have been derived.

The protection includes the title of the work, if innovated, and the innovative idea written for a broadcasting program.

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

The Copyright Law permits the transfer or license of all or part of his or her economic right. In order for such action to take an effect, it shall: (i) be made in writing; (ii) specify the grant clause or scope (for example, to reproduce, translate, adapt and/or display); and (iii) specify the utilization place and duration.

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

Industrial property rights: patents, utility models, industrial designs, integrated circuits, and undisclosed information

Federal Law No. (11) of 2021 on the Regulation and Protection of Industrial Property Rights Patents, Industrial Drawings, and Designs, or the UAE Industrial Property Law, and its Executive Regulations issued by Cabinet of Ministers Resolution No. (6) of 2022 repealed the former Federal Law No. (17) of 2002. The Industrial Property Law applies to patents, integrated circuits, industrial designs, undisclosed information (trade secrets) and utility certificates (or models). The Industrial Property Law attempts to harmonize the UAE's industrial property law with international legislation. The Industrial Property Law is administered by the UAE Ministry of Economy (which also deals with filing, prosecution and registration under the UAE Industrial Property Law).

Patents and utility models

Requirements

Under the UAE Industrial Property Law, a patent can be granted for inventions that are new or novel, inventive, industrially applicable, and do not fall within any of the exclusions. The term of protection for patents is twenty (20) years from the filing date or from the international filing date (in case of a PCT national phase application). A patent holder is required to pay annual fees throughout the duration of protection of a patent.

Utility models, on the other hand, require lesser thresholds of inventiveness but are subject to the same novelty requirement as patents and must be industrially applicable. The life of a utility certificate is ten (10) years from the date of grant and are also subject to annual fees. The UAE Industrial Property Law provides a means of converting a granted utility model certificate into a patent application (and vice versa) at the request of the inventor or patent holder provided it meets the requirements for the right that is being sought.

Exclusions

The UAE Industrial Property Law sets out exclusions from patentability (and registration of utility models) which include:

•
plant and animal species (including research into such), and biological methods for the production of animals and plants, excluding microbiological methods and their products resulting from such processes;
•
diagnostic methods, therapeutic and surgical operations needed for humans and animals;
•
scientific and mathematical principles, discoveries and methods;
•
guidelines, rules, computer programs or methods followed to conduct business, perform mental activities or play games;
•
natural materials from the environment (those substances that are purified or isolated from the natural environment); and
•
inventions that may lead to violation of public order or morals, or harmful to the health and life of humans and the environment.

Grace period

The UAE Industrial Property Law provides a grace period of twelve (12) months. An application submitted within this grace period will still meet the novelty criteria if, for example, an inventor’s own publication is cited as prior art, it will have no effect on the novelty requirement for the corresponding UAE patent application provided the publication occurred within twelve (12) months of filing the application.

Urgent applications

Patent applicants can request the UAE Patent Office to accelerate examination for “urgent applications”; however, the procedures and timelines are currently unclear as they are under development.

Patent filing

Prior to 2021, there were two routes to patent protection in the UAE, a national route, and a regional route. The national route required the filing of a national application at the UAE Patent Office (this remains the current, standard procedure of filing all patent applications in the UAE).

Previously, applicants had the option of the filing a Gulf Cooperation Council, or the GCC, patent application. A GCC patent offered protection in the 6 GCC countries. However, the Patent Office of the Gulf Cooperation Council, or the GCCPO stopped accepting new GCC patent applications on January 6, 2021. All patent applications, which have been filed at the GCCPO prior to January 6, 2021, will be processed and examined as normal and the GCC Patent Office will continue to provide patent grants. It is worth noting that, although the GCCPO has stopped accepting new patent applications as of January 6, 2021, it is still possible to file divisional applications for all patent applications filed before January 6, 2021.

Furthermore, the GCCPO recently announced that it would resume its services for filing and examining new patent applications for Bahrain, Kuwait and Qatar. Applicants will have the option of filing a single application directly to the GCCPO which will carry out the formality and substantive examination on behalf of the three national offices. Following examination, the application is then forwarded to the respective national offices for grant or rejection. It is yet to be announced when or if patent filing and examination in the UAE patent office will be handled through the GCCPO.

Industrial designs

Under the UAE Industrial Property Law, an industrial design must be, new (there is a twelve (12) month grace period where a design will not be considered “disclosed to the public” if such disclosure is made within one year prior to the filing date) and not contrary to public order or morality. Industrial designs are valid for a period of twenty (20) years (with payment of applicable annual fees).

Publication of granted patents and industrial designs.

In the UAE, accepted patent applications are published in the UAE Official Gazette after an opposition period of sixty (60) days from the publication date. For industrial designs, the Ministry of Economy announces the approval of applications in the Industrial Property Bulletin.

Integrated circuits

Layout-designs of integrated circuits can be protected under the UAE Industrial Property Law provided it is original (i.e., the result of its creator’s own intellectual effort) and is not commonplace among professionals of the relevant industrial art. Layout-designs will be considered “original” if the combination of its elements and interconnections are themselves original, notwithstanding any elements that are otherwise commonly present in the industrial art. The term of protection is ten (10) years from the filing date of the application or the date of first commercial exploitation (whether in the UAE or abroad), whichever is earlier.

Undisclosed information (trade secrets)

Undisclosed information will generally qualify for protection under the UAE Industrial Property Law if: such information is not generally known or readily accessible to people who typically deal with the kind of information in question; its secrecy has commercial value; and reasonable steps have been taken to keep the information secret. A breach of confidence is actionable under the UAE Industrial Property Law as an “unfair commercial practice.”

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

Corporate income tax

The UAE has implemented a federal-level corporate tax, which became applicable to financial years beginning on or after June 1, 2023. Furthermore, certain Emirates in the UAE, such as Dubai, have a CIT at the Emirates level. Under these Emirate-level decrees, CIT is imposed on the net income generated by bodies corporate and branches operating in the Emirate, at progressive rates of up to 55%. However, in practice the Emirate-level CIT has only been imposed on companies engaged in upstream oil and gas activities and branches of foreign banks. Free zones in the UAE, including the DCC free zone, provide for an exemption from certain Emirate-level corporate taxes for 15 to 50 years depending on the free zone.

Introduction of federal corporate tax in 2023

Notwithstanding the above, the UAE has issued the CT Law, pursuant to which a federal corporate tax will be implemented on taxable persons in respect of their financial periods starting on or after June 1, 2023.

Corporate tax applies to (amongst other categories) all legal persons in the UAE at a rate of 9% on taxable income above AED375,000.

A top-up-tax has been announced such that certain large multinational enterprises will be subject to an effective tax rate of 15%. The scope of multinational enterprises subject to the higher 15% tax rate has not yet been clarified. However, it is expected to apply to large multinational enterprises with global consolidated revenues in excess of EUR750 million (approximately AED3.15 billion). While the top-up-tax has been announced pursuant to Federal Decree-Law No. 60 of 2023 (which amended the CT Law), the legislation governing its mechanics is yet to be issued, and it has not yet been implemented or become effective.

However, entities incorporated or registered in free zones that are considered qualifying free zone persons will be subject to 0% tax on their qualifying income.

In order to be deemed a qualifying free zone person, the free zone person must generate qualifying income, comply with transfer pricing requirements, maintain adequate substance in the UAE, prepare and maintain audited financial statements, and comply with any other conditions that may be set under future Cabinet Decisions. Cabinet Decisions have been issued defining qualifying income and setting out layered conditions governing its classification.

Separately, certain categories of UAE-sourced income generated by non-residents persons without a permanent establishment in the UAE will be subject to withholding tax, currently set at the rate of 0%.

Under the CT Law, the UAE has also introduced transfer pricing rules and requirements that largely follow the OECD guidelines.

China

Regulations Related to Foreign Investment

Foreign Investment Law

The establishment, operation and management of corporate entities in the PRC is governed by the Company Law of the PRC, or the Company Law, which was promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, on December 29, 1993 and last amended and became effective on October 26, 2018. The Company Law has been amended on December 29, 2023 and shall become effective on July 1, 2024. A foreign-invested company is also subject to the Company Law unless otherwise provided in the foreign investment laws.

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign invested Enterprises, or the SAFE Circular 19 which was partly amended by the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the SAFE Circular 16, effective on June 9, 2016, and partly amended on December 4, 2023. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

Regulations related to foreign exchange registration of overseas investment by PRC resident

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents are required to complete foreign exchange registration with SAFE or its local branch. Following the initial registration, any major changes such as change in the SPV’s PRC resident shareholders, name of the SPV, term of operation or any increase or reduction of the SPV’s registered capital, share transfer or swap, merger or division, or similar development, shall be registered with SAFE in time. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015, and partly amended in December 2019 and in March 2023. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE.

Regulations Related to Tax

Enterprise income tax

On March 16, 2007, the NPC issued the EIT Law, which was last amended by the SCNPC on December 29, 2018. The Regulation on the Implementation of the Enterprise Income Tax Law, or the EIT Regulation, was issued by the State Council on December 6, 2007 and became effective on January 1, 2008, and was partly amended on April 23, 2019 and became effective on the same date. Pursuant to the EIT Law and the EIT Regulation, both domestic and foreign-invested enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located in the PRC are considered resident enterprises. The defined term “de facto management bodies” are “establishments that carry out substantial and overall management and control over production and operations, personnel, accounting, and properties” of the enterprise. If an enterprise is considered a PRC resident enterprise under the above definition, its global income will be subject to enterprise income tax at the rate of 25%. The Notice on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management issued by the State Administration of Taxation, or the SAT, on April 22, 2009 and effective on January 1, 2008 and partly amended on December 29, 2017 and effective on the same date, sets up a more specific definition of the “de facto management bodies” standard.

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

Regulations Related to M&A Rules and Overseas Listings

On August 8, 2006, six PRC regulatory agencies jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain the MOFCOM’s approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains the MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, the MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6 and the MOFCOM Security Review Regulations, if the MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

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

On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure, or the Regulations. Pursuant to the Regulations, critical information infrastructure, or CIIO, shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The Regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The Regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, relevant administrative departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector and determining the critical information infrastructure operators in their industry or sector.

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

On March 22, 2024, the CAC promulgated Provisions on Promoting and Regulating Cross-border Data Flows, which took effect on March 22, 2024. According to the provisions, data processors providing outbound data shall apply for outbound data transfer security assessment with CAC in any of the following circumstances: (i) where a CIIO provides personal information or important data abroad; (ii) where any data processor other than a CIIO provides important data abroad or, as of January 1 of the current year, provides personal information (excluding sensitive personal information) of not less than 1 million people or sensitive personal information of not less than 10,000 people in aggregate to overseas parties. In case of any discrepancy between these provisions and the relevant provisions such as the Measures on Security Assessment of Cross-border Data Transfer, Provisions on Promoting and Regulating Cross-border Data Flows shall prevail.

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

Others

The GDPR, which came into effect on May 25, 2018, increased our burden of regulatory compliance and requires us to change certain of our privacy and data security practices in order to achieve compliance. The GDPR implements more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities, expanded definition of personal data, higher consent standards for processing personal data, new individual rights to be forgotten, conducting data protection impact assessment (DPIA) to identify and reduce risks of a data processing activity, appointing data protection officer where applicable and additional obligations relating to contracting with service providers that may process personal data. The GDPR further provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Under the GDPR, fines of up to Euro 20 million or up to 4% of an organization’s total worldwide annual turnover for the preceding financial year, whichever is higher, may be imposed by data protection supervisory authorities for non-compliance, which significantly increases our potential financial exposure for non-compliance. However, in the absence of relevant precedence, the application of GDPR to, and its enforcement on, Internet services providers without physical establishment in EU remains uncertain. Moreover, the implementation of the GDPR may require substantial amendments to our procedures and policies, and these changes could impact our business by increasing its operational and compliance costs. These regulations regarding data privacy are increasing in number, as well as levels of enforcement, as manifested in increased amounts of fines and the severity of other penalties. We expect that personal privacy and data protection will receive greater attention and focus from regulators, as well as public scrutiny and attention. While we have adopted certain policies and procedures pursuant to the GDPR, including but not limited to the privacy policy and certain internal data protection policy, these policies and procedures may need to be updated when additional information concerning the best practices is made available through guidance from regulators or published enforcement decisions and further detailed policies may need to be adopted in the future in order to ensure our compliance with the GDPR.

C.
Organizational Structure

The following diagram illustrates our corporate structure as of December 31, 2023. Certain entities that are immaterial to our results of operations, business and financial condition are omitted.

We currently operate our business mainly through Yalla UAE, Shenzhen Moov, Hangzhou Yale Information, YG Technology, Shenzhen Moojo and Shenzhen Moojoyo. Yalla UAE functions as our primary business operation center and engages in sales, marketing, customer service and other business operations. Shenzhen Moov primarily performs marketing and financial reporting functions. Hangzhou Yale Information performs technology and product development functions. YG Technology performs game launching functions. Shenzhen Moojo and Shenzhen Moojoyo both perform gaming operational support functions.

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

We currently lease and occupy approximately 6,162 square feet of office space in Dubai, approximately 1,021 square meters of office space in Shenzhen, approximately 5,898 square meters of office space in Hangzhou and approximately 696 square meters of office space in Guangzhou. These leases have terms of one year to three years. We also purchased two buildings of approximately 679 square meters in Shenzhen, and rent certain co-working spaces in Hong Kong.

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

A.
Operating Results

Overview

We are a social networking and gaming platform in MENA. We have built a large and vibrant Yalla community. In the fourth quarter of 2023, approximately 36.2 million users visited our platform on average each month, and the number of paying users on our platform reached 11.9 million during the same period.

We have experienced continued revenue growth in recent years. We primarily generate our revenue by providing group chatting and games services. Individual users consume virtual currencies to purchase virtual items and upgrade services or play games on our platform. Virtual items primarily consist of various virtual gifts and privileges in chat rooms or games. Upgrade services primarily consist of VIP rights or premium membership on our platform. Our revenues increased by 11.2% from US$273.1 million in 2021 to US$303.6 million in 2022 and further increased by 5.0% to US$318.9 million in 2023.

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

Our ability to expand user base

We primarily generate our revenue by providing group chatting and games services. Our ability to expand our user base will affect the growth of our business and revenues going forward. Our average MAUs increased by 14.0% from 28.1 million in the three months ended December 31, 2021 to 32.0 million in the three months ended December 31, 2022, and further increased by 13.3% to 36.2 million in the three months ended December 31, 2023. We seek to further expand our user base by penetrating our existing markets and expanding into other underserved markets. Our ability to expand user base depends on our abilities to, among other things, deliver superior user experience, raise brand recognition, utilize cost-effective user acquisition channels and increase attractiveness and breadth of content offerings.

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

Our ability to monetize

Our results of operations mainly depend on our ability to monetize our user base by converting non-paying users into paying users and keeping them active. Our revenues are primarily affected by the number of paying users and ARPPU. We have experienced significant growth in the number of paying users from 8.4 million in the three months ended December 31, 2021 to 12.5 million in the three months ended December 31, 2022, primarily due to the expansion of our user base, the superior user experience we offer, and diversification of transaction scenarios on our platform. Despite a slight decrease in the number of paying users from 12.5 million in the three months ended December 31, 2022 to 11.9 million in the three months ended December 31, 2023, primarily driven by a near-term game mechanism adjustment, our revenues continued to grow rapidly from US$75.1 million in the three months ended December 31, 2022 to US$80.9 million in the same period of 2023. Our solid revenue growth was partially attributable to the increase in ARPPU, which increased from US$6.0 in the three months ended December 31, 2022 to US$6.6 in the same period of 2023.

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

The following table sets forth our average MAUs, paying users and ARPPU:

	Three Months Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
Average MAUs (in thousands)	29,203	29,920	30,896	31,987	32,973	34,192	35,096	36,237
Paying users (in thousands)	9,402	10,585	11,541	12,457	13,514	13,402	11,236	11,930
ARPPU(1) (US$)	7.7	7.2	6.9	6.0	5.4	5.8	7.4	6.6

(1)
When calculating the ARPPU, we include revenues generated from Yalla, Yalla Ludo, Yalla Parchis, 101 Okey Yalla (since the fourth quarter of 2022) and Ludo Royal (since the third quarter of 2023) in a given period.

Average MAUs

Average MAUs allows us to evaluate the size of user base and the level of user engagement on our platform. We calculate average MAUs in a given period by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period. We define active users as registered users who accessed any of our main mobile applications at least once during a given period. Yalla, Yalla Ludo and Yalla Parchis have been our main mobile applications for the periods presented herein; YallaChat and 101 Okey Yalla have been our main mobile applications since the fourth quarter of 2022; WeMuslim has been our main mobile application since the second quarter of 2023; and Ludo Royal has been our main mobile application since the third quarter of 2023.

Average MAUs have grown significantly, primarily due to the introduction of two main mobile applications into our product portfolio in 2023, and the improvement of our game mechanism aimed at boosting user engagement and providing better user experiences.

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

Primarily due to a near-term game mechanism adjustment, the number of paying users slightly decreased by 4.2% from 12.5 million for the fourth quarter of 2022 to 11.9 million for the fourth quarter of 2023, but our revenues increased significantly by 7.7% during this period.

ARPPU

ARPPU is a measure we adopted to better understand user behaviors and evaluate our monetization strategies. We calculate ARPPU in a given period by dividing (i) revenues generated from Yalla, Yalla Ludo, Yalla Parchis, 101 Okey Yalla (since the fourth quarter of 2022) and Ludo Royal (since the third quarter of 2023) in such period, by (ii) the number of paying users for such period.

Our ARPPU increased from US$6.0 in the fourth quarter of 2022 to US$6.6 in the same period of 2023 mainly because our enhanced gamification features derive users to spend more on our platform.

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

British Virgin Islands

Under the current laws of the British Virgin Islands, or the BVI, the Company’s entity incorporated in the BVI is not subject to tax on income or capital gains. In addition, upon payments of dividends by the entity to their shareholders, no BVI withholding tax will be imposed.

UAE

Under the current laws of the UAE, we are not subject to tax on income or capital gain. Additionally, UAE does not impose a withholding tax on payments of dividends to shareholders.

Position under Federal Corporate Tax Regime from 2023

As mentioned in “Item 4. Information on the Company—B. Business Overview—Regulation—United Arab Emirates—Regulations Relating to Tax—Corporate income tax” above, the UAE has issued the CT Law, pursuant to which, federal corporate tax applies to financial periods starting on or after June 1, 2023.

Although natural persons that conduct a business in the UAE are subject to corporate tax, personal investment income, as defined in the UAE tax legislation, derived by individuals is not taxable. Therefore, individuals purchasing shares for their personal accounts (and without possessing or requiring a license to do so) should not be taxable on dividends or capital gains accrued from the shares.

In the context of corporate/juridical person shareholders that are subject to UAE corporate tax, dividends and profit distributions earned from (i.e., issued by or in respect of) entities resident in the UAE are automatically exempt income for corporate tax purposes. For completeness, profit distributions/dividends generated from (i.e., issued by or in respect of) foreign non-UAE resident entities may be subject to a participation exemption, depending on the satisfaction of strict conditions.

Capital gains generated from the disposal of ownership interests held in UAE-resident or foreign non-UAE resident entities may be subject to a participation exemption, depending on the satisfaction of strict conditions. The participation exemption conditions include but are not limited to, minimum ownership interest thresholds and minimum holding periods (or intended minimum holding periods), among other stringent conditions.

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

PRC

Our subsidiaries in China are subject to the PRC Corporate Income Tax Law, or the CIT Law, and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

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

Singapore

The subsidiary incorporated in Singapore is subject to the Singapore Corporate Tax rate of 17% for the year ended December 31, 2023.

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

	For the Year Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues	273,135	100.0	303,604	100.0	318,878	100.0
Costs and expenses
Cost of revenues	(95,145)	(34.9)	(113,808)	(37.6)	(114,527)	(36.0)
Selling and marketing expenses	(42,405)	(15.5)	(49,940)	(16.4)	(45,383)	(14.2)
General and administrative expenses	(38,271)	(14.0)	(36,583)	(12.0)	(36,808)	(11.5)
Technology and product development expenses	(14,286)	(5.2)	(24,575)	(8.1)	(25,805)	(8.1)
Total costs and expenses	(190,107)	(69.6)	(224,906)	(74.1)	(222,523)	(69.8)
Operating income	83,028	30.4	78,698	25.9	96,355	30.2
Interest income	112	0.1	3,301	1.1	19,833	6.2
Government grants	1,420	0.5	322	0.1	337	0.1
Investment income	54	0.0	21	0.0	1,728	0.6
Impairment loss of investments	—	0.0	(705)	(0.2)	(2,509)	(0.8)
Income before income taxes	84,614	31.0	81,637	26.9	115,744	36.3
Income tax expense	(2,020)	(0.8)	(2,599)	(0.9)	(2,686)	(0.8)
Net income	82,594	30.2	79,038	26.0	113,058	35.5

Comparison of Year Ended December 31, 2023 and Year Ended December 31, 2022

Revenues. Our total revenues increased by 5.0% from US$303.6 million in 2022 to US$318.9 million in 2023, which was primarily driven by robust revenue growth from games services, which increased by 20.5% from US$88.6 million in 2022 to US$106.7 million in 2023.

Costs and expenses. Our total costs and expenses decreased by 1.1% from US$224.9 million in 2022 to US$222.5 million in 2023.

•
Cost of revenues. Our cost of revenues slightly increased by 0.6% from US$113.8 million in 2022 to US$114.5 million in 2023, mainly due to an increase in incentive compensation, salaries and other benefits by US$5.3 million from 2022 to 2023, partially offset by a decrease in commission fees paid to third-party payment platforms by US$4.2 million from 2022 to 2023 as a result of diversified payment channels. Cost of revenues as a percentage of our total revenues decreased from 37.5% in 2022 to 35.9% in 2023.
•
Selling and marketing expenses. Our selling and marketing expenses decreased by 9.1% from US$49.9 million in 2022 to US$45.4 million in 2023, due to a decrease in advertising and market promotion expenses by US$4.2 million from 2022 to 2023 driven by a more disciplined advertising and promotion approach. As a result, selling and marketing expenses as a percentage of our total revenues decreased from 16.4% in 2022 to 14.2% in 2023.
•
General and administrative expenses. Our general and administrative expenses remained relatively stable at US$36.8 million in 2023, compared with US$36.6 million in 2022. General and administrative expenses as a percentage of our total revenues decreased from 12.0% in 2022 to 11.5% in 2023.

•
Technology and product development expenses. Our technology and product development expenses increased by 5.0% from US$24.6 million in 2022 to US$25.8 million in 2023, due to an increase in salaries and benefits for our technology and product development staff by US$1.4 million from 2022 to 2023, driven by an increase in the headcount of our technology and product development staff to support the development of new businesses and expansion of our product portfolio. Technology and product development expenses as a percentage of our total revenues remained stable at 8.1% in both 2022 and 2023.

Interest income. Our interest income increased significantly from US$3.3 million in 2022 to US$19.8 million in 2023, primarily due to an increase in interest rates applicable to our bank deposits and a continued increase in our cash position.

Government grants. Our government grants remained relatively stable at US$0.3 million in 2022 and 2023.

Investment income. Our investment income increased significantly from US$21 thousand in 2022 to US$1.7 million in 2023, primarily due to increased purchase of wealth management products and increased return rates applicable to our wealth management products in 2023.

Impairment loss of investments. Our impairment loss of long-term investments was US$2.5 million in 2023, due to the loss of investment in an equity investee. We review the investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

Income tax expense. Our income tax expense increased from US$2.6 million in 2022 to US$2.7 million in 2023, due to an increase in our taxable income.

Net income. As a result of the foregoing, our net income increased by 43.0% from US$79.0 million in 2022 to US$113.1 million in 2023.

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

Impairment loss of investments. US$705 thousand of impairment loss of investments was recognized in 2022 as the amount of carrying value exceeds the estimated fair value of long-term investments.

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

The following table reconciles our non-GAAP operating income in the years presented to operating income:

	For the Year Ended December 31,
	2021	2022	2023
	(US$ in thousands)
Operating income	83,028	78,698	96,354
Add: share-based compensation expenses	43,939	26,691	17,930
Non-GAAP operating income	126,967	105,389	114,284

The following table reconciles our non-GAAP net income in the years presented to net income:

	For the Year Ended December 31,
	2021	2022	2023
	(US$ in thousands)
Net income	82,594	79,038	113,058
Add: share-based compensation expenses, net of tax effect of nil*	43,939	26,691	17,930
Non-GAAP net income	126,533	105,729	130,988

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

In 2021, 2022 and 2023, net cash provided by operating activities was US$144.2 million, US$119.5 million and US$139.3 million, respectively.

As of December 31, 2023, we had cash and cash equivalents and restricted cash of US$312.3 million, as compared to cash and cash equivalents of US$407.3 million as of December 31, 2022.

We believe that our existing cash and cash equivalents and restricted cash and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business condition or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2021	2022	2023
	(US$ in thousands)
Net cash provided by operating activities	144,241	119,548	139,320
Net cash used in investing activities	(5,359)	(62,566)	(226,125)
Net cash (used in) provided by financing activities	(24,561)	371	(7,554)
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	282	(1,582)	(591)
Net increase in cash and cash equivalents and restricted cash	114,603	55,771	(94,950)
Cash and cash equivalents at the beginning of the year	236,883	351,486	407,257
Cash and cash equivalents and restricted cash at the end of the year	351,486	407,257	312,307

Operating Activities

Net cash provided by operating activities was US$139.3 million in 2023, primarily due to net income of US$113.1 million, adjusted for the effects of changes in working capital and other activities. Reconciliation of net income to net cash provided by operating activities primarily consisted of the non-cash share-based compensation expenses of US$17.9 million. Changes in working capital primarily consisted of an increase in deferred revenue of US$10.6 million due to the growth of our business, which were partially offset by an increase in prepayments and other current assets of US$6.3 million due to an increase in receivables from third-party payment platforms.

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

Investing Activities

Net cash used in investing activities was US$226.1 million in 2023, which was primarily attributable to (i) purchases of term deposits of US$292.0 million, (ii) purchases of short-term investments of US$100.6 million, and (iii) payments of long-term investments of US$50.1 million, which was partially offset by (i) proceeds from maturity of short-term investments of US$117.7 million and (ii) proceeds from maturity of term deposits of US$100.5 million.

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

Financing Activities

Net cash used in financing activities was US$7.6 million in 2023, which was primarily attributable to repurchase of shares of US$8.5 million, which was partially offset by proceeds from exercise of share options of US$0.9 million.

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

Capital Expenditures

We made capital expenditures of US$1.5 million, US$16.3 million and US$1.6 million in 2021, 2022 and 2023, respectively. Our capital expenditures were mainly used for purchases and prepayments of property and equipment and purchases of intangible asset. We will continue to make capital expenditures to meet the expected growth of our business.

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

Our technology and product development expenses were US$14.3 million, US$24.6 million and US$25.8 million in 2021, 2022 and 2023, respectively.

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.
Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires our management to make judgments and estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated, and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these judgments and estimates under different assumptions or conditions and any such differences may be material.

For the year ended December 31, 2023, we had not identified critical accounting estimates that involve a significant level of estimation uncertainty and would have a material impact on our results.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Tao Yang	47	Chairman and Chief Executive Officer
Saifi Ismail	42	Director and President
Jianfeng Xu	36	Director and Chief Operating Officer
David Cui	55	Independent director
Lili Xu	42	Independent director
Saeed Al Hamli	56	Independent director
Mohamed Al Ghanim	53	Independent director
Yang Hu	41	Chief Financial Officer

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

David Cui has served as one of our independent directors since September 2020. Mr. Cui served as the chief financial officer of Vipshop Holdings Limited from November 2020 to May 2023. Mr. Cui has also served as an independent non-executive director of Inke Limited, a leading Chinese mobile live streaming company listed on the Hong Kong Stock Exchange, since June 2018, and 9F, Inc, a Nasdaq-listed leading digital financial account platform in China, since August 2019. Mr. Cui has extensive experience in public accounting and financial management. From August 2017 to September 2020, Mr. Cui was the chief financial officer of Huami Corporation. From August 2015 to April 2017, Mr. Cui was the chief financial officer of China Digital Video Holdings Limited, a company listed on the Hong Kong Stock Exchange. Prior to that, Mr. Cui was an independent financial advisor to high growth companies on business strategies, fund raising, corporate governance and accounting matters. From April 2011 to August 2013, Mr. Cui was the chief financial officer in iKang Healthcare Group, Inc., a company listed on the Nasdaq Global Select Market. He was an audit senior manager of Deloitte Touche Tohmatsu, China from April 2007 to April 2011. Prior to that, Mr. Cui was the financial reporting manager of Symantec Corporation. From April 2004 to August 2006, he served as an audit manager of Ernst & Young, California. Mr. Cui was a senior auditor in the Audit and Advisory Services practice of Health Net, Inc., California from May 2001 to April 2004. From January 1996 to May 2001, Mr. Cui worked in public accounting in Canada and the United States. Mr. Cui has a bachelor’s degree in business administration from Simon Fraser University, Canada and is a licensed CPA in the United States and Canada.

Lili Xu has served as one of our independent directors since February 2021. Ms. Xu has also served as an independent director of MINISO Group Holding Limited (NYSE: MNSO) since October 2020 and Weilong Group (HKEx: 9985) since December 2022. Ms. Xu has been the chief financial officer of ClouDr Group Limited (HKEx: 9955) since October 2020. In addition, Prior to that, Ms. Xu served as the chief financial officer of Tongdao Liepin Group (HKEx: 6100) from March 2014 to September 2020 and an executive director thereof since March 2018. From January 2005 to March 2014, Ms Xu held various positions at General Electric Company (NYSE: GE), including the chief financial officer of GE Power Generation Services China. Ms. Xu received a bachelor’s degree in international business from Nanjing University in June 2003 and a master of science degree in local economic development from the London School of Economics and Political Science in November 2004. Ms. Xu is a public accountant certified by the Board of Accountancy of Washington State of the United States.

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

Saeed Al Hamli has served as one of our independent directors since November 2021. Mr. Al Hamli is an accomplished telecommunications executive with excellent leadership skills and extensive experience navigating challenging environments. He is the founder and chief executive officer of Seattle Project Management Services, which focuses on and embraces new technology trends by investing in and partnering with leading technology companies. He has recently been appointed as a board director of Aurum Equity Partners, which specializes in infrastructure assets that provide essential services to communities and businesses. He had also held leading positions in Etisalat Group, a multinational Emirati-based telecommunications services provider, as chief executive officer of Etisalat Egypt, and chief executive officer of Etisalat Afghanistan. He was one of the early founders of Thuraya Satellite Telecommunications in 1997 and served in Thuraya in many roles, including chief commercial officer. Mr. Al Hamli received an Executive MBA from American University of Sharjah (AUS) in 2003 and a BSC in Electrical Engineering from Florida Institute of Technology (FIT) in 1991.

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

B.
Compensation

Compensation

In 2023, we paid aggregate cash compensation of US$16.8 million to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. Our operating subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance and other statutory benefits. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

Option Grants

Since the adoption of the 2018 Plan, we have granted options to certain directors, officers and employees. As of December 31, 2023, 23,460,740 Class A ordinary shares were issuable upon the exercise of outstanding share options under the 2018 Plan, and 113,500 Class A ordinary shares were available for future equity awards under the 2018 Plan.

The table below summarizes, as of December 31, 2023, the options we have granted to our directors and executive officers under the 2018 Plan.

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

As of December 31, 2023, other employees as a group held outstanding options to purchase 14,290,740 Class A ordinary shares of our company under the 2018 Plan, at exercise prices ranging from US$0.10 to US$0.68 per share.

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

Option Grants

Since the adoption of the 2020 Plan, we have granted options to certain directors, officers, employees, as well as an external consultant. As of December 31, 2023, 6,989,288 Class A ordinary shares were issuable upon the exercise of outstanding share options under the 2020 Plan, and 893,117 Class A ordinary shares were available for future equity awards under the 2020 Plan, subject to further increases of reserved shares pursuant to the evergreen provision described above.

The table below summarizes, as of December 31, 2023, the options we have granted to our directors and executive officers under the 2020 Plan.

Name	Position	Ordinary Shares Underlying Options Awarded	Option Exercise Price (US$)	Grant Date	Option Expiration Date
Saifi Ismail	Director and President	*	0.68	September 1, 2021	September 1, 2031
		*	0.22	August 15, 2023	August 15, 2033
Yang Hu	Chief Financial Officer	*	0.22	November 9, 2022	November 9, 2032

* Less than 1% of our outstanding shares.

As of December 31, 2023, other grantees a group held outstanding options to purchase 5,689,288 Class A ordinary shares of our company under the 2020 Plan, at exercise prices ranging from US$0.22 to US$0.68 per share.

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

D.
Employees

We had 629, 829 and 778 employees as of December 31, 2021, 2022 and 2023, respectively. The increase in our employees in 2023 was mainly related to employees for platform maintenance and product development function, which was in line with our efforts in launching more new products during the same period. Our employees are based across Dubai, Hangzhou, Shenzhen, Guangzhou and Hong Kong. The following table sets forth the number of our employees by function as of December 31, 2023.

Function	Number of Employees	% of Total
Platform maintenance and product development	485	62.3
Customer services and operations	159	20.4
General and administration	86	11.1
Sales and marketing	48	6.2
Total	778	100.0

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

As of March 31, 2024, the total number of ordinary shares outstanding is 158,868,650, comprising 134,134,637 Class A ordinary shares and 24,734,013 Class B ordinary shares.

	Ordinary Shares Beneficially Owned as of March 31, 2024
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power**
Directors and Executive Officers:***
Tao Yang(1)	41,085,505	24,734,013	40.2	84.5
Saifi Ismail	*	—	*	*
Jianfeng Xu(2)	10,336,326	—	6.4	1.6
David Cui	—	—	—	—
Lili Xu	—	—	—	—
Saeed Al Hamli	—	—	—	—
Mohamed Al Ghanim	—	—	—	—
Yang Hu	*	—	*	*
Directors and Executive Officers as a Group	52,017,804	24,734,013	45.9	85.8
Principal Shareholders:
YooYoo Limited(3)	35,640,000	24,734,013	38.0	84.3
Orchid Asia(4)	27,272,727	—	17.2	4.3
SIG Global China Fund I, LLLP(5)	9,090,909	—	5.7	1.4

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

*** The business address for our directors and executive officers is #234, Building 16, Dubai Internet City, Dubai, United Arab Emirates.

(1)
Represents (i) 35,640,000 Class A ordinary shares and 24,734,013 Class B ordinary shares held by YooYoo Limited, (ii) 445,505 Class A ordinary shares held by Allies Partners Limited and (iii) 5,000,000 Class A ordinary shares that Mr. Yang has the right to receive upon the exercise of share options within 60 days after March 31, 2024. YooYoo Limited is a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. YooYoo Limited is ultimately controlled by a trust of which Mr. Yang is the settlor and Mr. Yang and his family members are beneficiaries. Under the terms of this trust, Mr. Yang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by YooYoo Limited in our company. Allies Partners Limited is a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Allies Partners Limited is wholly owned by Allies Group Limited, which is in turn wholly owned by Ms. Lei Liu, the spouse of Mr. Tao Yang.
(2)
Represents (i) 7,366,326 Class A ordinary shares held by WindBell Limited, (ii) 200,000 Class A ordinary shares held by Mr. Xu, and (iii) 2,770,000 Class A ordinary shares that Mr. Xu has the right to receive upon the exercise of share options within 60 days after March 31, 2024. WindBell Limited is a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands. WindBell Limited is ultimately controlled by a trust of which Mr. Xu is the settlor and Mr. Xu and his family members are beneficiaries. Under the terms of this trust, Mr. Xu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by WindBell Limited in our company.
(3)
Represents 35,640,000 Class A ordinary shares and 24,734,013 Class B ordinary shares held by YooYoo Limited. For further information on YooYoo Limited, see footnote 1.

(4)
Represents 27,272,727 Class A ordinary shares represented by ADSs held by JOLLY UNIQUE LIMITED. JOLLY UNIQUE LIMITED is a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. JOLLY UNIQUE LIMITED is owned by Orchid Asia VII, L.P. as to 93% and Orchid Asia VII Co-Investment, Limited as to 7%. The general partner of Orchid Asia VII, L.P. is OAVII Holdings, L.P., whose general partner is Orchid Asia VII GP, Limited. Orchid Asia VII GP, Limited is wholly owned by Orchid Asia V Group Management, Limited, which is wholly owned by Orchid Asia V Group, Limited, which is in turn wholly owned by AREO Holdings Limited. Orchid Asia VII Co-Investment, Limited is wholly owned by AREO Holdings Limited, which is in turn indirectly controlled by Ms. Lai Ming Lam. Mr. Tao Huang, a directorate general manager of Orchid Asia Group, served as a director of our company from May 2018 to August 2020. Information regarding beneficial ownership is reported as of December 31, 2023, based on the information contained in the Schedule 13G/A filed by JOLLY UNIQUE LIMITED and its affiliates on January 25, 2024.
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

To our knowledge, as of March 31, 2024, a total of 82,311,897 Class A ordinary shares were held by one record holder in the United States, representing approximately 51.8% of our total outstanding shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

On November 10, 2023, our board of directors adopted an Incentive Compensation Clawback Policy, or the Clawback Policy, providing for the recoupment of certain incentive-based compensation from current and former executive officers of our company in the event we are required to restate any of our financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new NYSE continued listing standards introduced pursuant to Exchange Act Rule 10D-1. In addition, Section 304 of the Sarbanes-Oxley Act of 2002 permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

In the year ended December 31, 2023, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy, nor were there any outstanding balance as of December 31, 2023 of erroneously awarded compensation to be recovered.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.
Related Party Transactions

Transactions with investees

In 2022, the Group provided interest-free loans in the aggregate principal amount of RMB1 million (US$145,370) to Guangzhou Yuanshiji Software Technology Co., Ltd., or Guangzhou Yuanshiji, an investee of the Group. As of December 31, 2022, the loans were fully repaid by Guangzhou Yuanshiji.

On November 26, 2021, the Group entered into an agreement with Fuzhou Dianjin Huyu Internet Technology Co., Ltd., or Fuzhou Dianjin, an investee of the Group, to authorize Fuzhou Dianjin for the use of the Group’s game art design resources for characters and scenes in the mobile game developed by Fuzhou Dianjin for a certain period. In connection with such authorization, the Group received relevant payment in advance from Fuzhou Dianjin of RMB5 million (US$709,789) as of December 31, 2022.

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

D.
Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange.”

E.
Taxation

The following is a general summary of certain Cayman Islands, United Arab Emirates, People’s Republic of China and United States federal income tax consequences relevant to an investment in the ADSs or Class A ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of December 31, 2023, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the United Arab Emirates, the People’s Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of the ADSs and Class A ordinary shares.

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

United Arab Emirates Taxation

At the current time, the UAE levies no personal income taxes. However, a federal-level corporate tax has become applicable to businesses and business activities (separate to Emirate-level taxation applicable to companies engaged in upstream oil and gas activities or branches of foreign banks). No UAE inheritance tax, wealth tax, stamp duty or estate duty currently applies to us or to any holder of our ADSs and Class A ordinary shares.

Federal Corporate Tax

The UAE has issued the CT Law, pursuant to which federal corporate tax has become applicable to financial periods starting on or after June 1, 2023.

A tax rate of 9% on taxable income in excess of AED 375,000 applies to (i) legal persons incorporated or managed and controlled in the UAE; (ii) natural persons that conduct business in the UAE; (iii) and foreign businesses that have a permanent establishment or nexus in the UAE. Special rules govern qualifying free zone entities, pursuant to which such entities will be subject to 0% tax on their qualifying income.

A top-up-tax has been announced for certain large multinational enterprises, such that the effective tax rate applicable to them becomes 15%. The exact scope of multinational enterprises subject to the top-up-tax has not yet been clarified. However, it is expected to apply to entities that are part of large multinational groups with global consolidated revenues in excess of EUR750 million (approximately AED3.15 billion). It should be noted that the top-up-tax has been announced pursuant to an amendment to the CT Law, which has not yet been implemented or become effective.

Although natural persons that conduct a business in the UAE are subject to corporate tax, and personal investment income, as defined in the UAE tax legislation, that is derived by individuals is not taxable. Therefore, individuals purchasing shares for their personal account (and without possessing or requiring a license to do so) should not be taxable on dividends or capital gains accrued from the shares.

In the context of corporate/juridical person shareholders that are subject to UAE corporate tax, dividends and profit distributions earned from (i.e., issued by or in respect of) entities resident in the UAE are automatically exempt income for corporate tax purposes. For completeness, profit distributions/dividends generated from (i.e., issued by or in respect of) foreign non-UAE resident entities may be subject to a participation exemption, depending on the satisfaction of strict conditions.

Capital gains generated from the disposal of ownership interests held in UAE-resident or foreign non-UAE resident entities may be subject to a participation exemption, depending on the satisfaction of strict conditions. The participation exemption conditions include but are not limited to, minimum ownership interest thresholds and minimum holding periods (or intended minimum holding periods), among other stringent conditions.

It is imperative for shareholders to consult with their tax advisors to consider the corporate tax implications of holding and disposing of the shares held by them, and the applicability of any exemptions or other reliefs to them.

Certain categories of UAE-sourced income generated by non-resident persons without a permanent establishment in the UAE will be subject to withholding tax, currently set at the rate of 0%.

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

Certain United States Federal Income Tax Considerations

The following discussion describes certain United States federal income tax consequences of the purchase, ownership and disposition of the ADSs and Class A ordinary shares as of the date hereof. This discussion deals only with ADSs and Class A ordinary shares that are held as capital assets by a United States Holder (as defined below). In addition, the discussion set forth below is applicable only to United States Holders (i) who are residents of the United States for purposes of the current United States-China tax treaty, or the Treaty, (ii) whose ADSs or Class A ordinary shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in China and (iii) who otherwise qualify for the full benefits of the Treaty.

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

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

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

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds the ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding the ADSs or Class A ordinary shares, you should consult your tax advisors.

As discussed below under “-Passive Foreign Investment Company,” we believe we were classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for 2023, and there is a significant likelihood that we will be classified as a PFIC for the current or future taxable years. Accordingly, you are urged to review the discussion below under “Passive Foreign Investment Company,” and to consult with your tax advisors regarding the tax consequences to you if we were or are classified as a PFIC.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we believe we were a passive foreign investment company, or PFIC, for our most recent taxable year, and there is a significant likelihood that we will be classified as a PFIC in the current taxable year and in future taxable years.

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

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service, or IRS, consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, U.S. taxpayers can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to provide the information necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold the ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, or a lower-tier PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You will not be able to make the mark-to-market election described above in respect of any lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file IRS Form 8621 if you hold the ADSs or Class A ordinary shares in any year in which we are a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or Class A ordinary shares if we are a PFIC in any taxable year.

Taxation of Dividends

We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. If, however, we make any distributions on the ADSs or Class A ordinary shares, then, subject to the discussion under “—Passive Foreign Investment Company” above, the gross amount of such distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect potential PRC withholding taxes, as discussed under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. We do not expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation will be treated as a qualified foreign corporation for this purpose if the dividends are paid on shares or ADSs that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that the ADSs (which are listed on the NYSE) are readily tradable on an established securities market in the United States. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty, in which case dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, may be eligible for reduced rates of taxation. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In addition, notwithstanding the foregoing, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed under “—Passive Foreign Investment Company” above, we believe we were a PFIC for our most recent taxable year, and there is a significant likelihood that we will be a PFIC in the current taxable year and in future taxable years. Therefore, if you are a non-corporate United States Holder, you should not assume that any dividends will be taxed at a reduced rate. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

A United States Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares (as described under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”). Subject to certain conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. Treasury regulations addressing foreign tax credits, or the Foreign Tax Credit Regulations, impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. However, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct PRC withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the Foreign Tax Credit Regulations (and the related temporary relief in the IRS notices) and the availability of a foreign tax credit or a deduction under your particular circumstances.

Distributions of ADSs, Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on the sale or other taxable disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC taxes were imposed on any gain (as described under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable PRC tax may reduce the amount realized on the sale or other taxable disposition of the ADSs or Class A ordinary shares. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If a PRC tax is imposed on the sale or other taxable disposition of the ADSs or Class A ordinary shares and you apply such temporary relief, such PRC tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend or interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.

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

The financial statements of our PRC subsidiaries are translated from Renminbi into U.S. dollars. Assets and liabilities are translated into U.S. dollars using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings or deficits generated in the current period are translated into U.S. dollars using the appropriate historical rates. Revenues, expenses, gains and losses are translated into U.S. dollars using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the consolidated statements of comprehensive income, and the accumulated foreign currency translation adjustments are recorded in accumulated other comprehensive income (loss) as a component of consolidated statements of changes in equity. The foreign currency translation adjustment, net of nil income taxes were a gain of US$146.0 thousand, a loss of US$2,218.5 thousand and a loss of US$657.0 thousand in 2021, 2022 and 2023, respectively.

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

The AED has been pegged to the U.S. dollar at 3.6725 AEDs per U.S. dollar since November 1997. However, there can be no assurance that the AED will not be de-pegged or that the existing peg will not be adjusted in the future.

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

Inflation

Since inception, inflation in the UAE and China has not materially affected our results of operations. According to the UAE Federal Competitiveness and Statistics Authority, the year-over-year percent changes in the consumer price index for December 2021, December 2022 and December 2023 was an increase of 0.2%, a decrease of 2.1% and an increase of 1.6%, respectively. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, December 2022 and December 2023 were increases of 0.9% and 2.0%, and a decrease of 0.3%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if the UAE or China experiences higher rates of inflation in the future.

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

Payments by Depositary

As of December 31, 2023, we recognized US$1.2 million revenue sharing from The Bank of New York Mellon, the depositary bank for our ADR program.

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

As of December 31, 2023, among the net proceeds received from our initial public offering, we had used approximately US$32.0 million for marketing activities to promote our brand and increase our user base, approximately US$38.0 million for new product development and approximately US$23.0 million for technology infrastructure to enhance user experience and operational efficiency.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-2 of this annual report.

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

	For the Year Ended December 31,
	2022	2023
	(In thousands of U.S. dollars)
Audit Fees(1)	1,315	1,376
All Other Fees	47	—
Total	1,362	1,376

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs in 2023. In 2023, we did not purchase any of our ADSs or Class A ordinary shares outside of the periods presented below.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Programs(2)
August 2023	545,846	US$5.08	2,847,987	US$120.2 million
September 2023	1,124,889	US$5.10	3,972,876	US$114.5 million
Total	1,670,735	US$5.10	3,972,876	US$114.5 million

(1)
Each of our ADSs represents one Class A ordinary share.
(2)
We announced a share repurchase program in May 2021, under which we may repurchase up to US$150 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twelve months. The expiration date of the share repurchase program has been extended to May 21, 2024. The repurchases have been, and will be, through various means, including open market transactions, privately negotiated transactions, block trades or any combination thereof. The repurchases have been, and will be, effected in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not Applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have adopted a comprehensive risk management system to manage various risks that we face, including financial risks, operational risks, compliance risks, risks associated with stability of information technology systems, cybersecurity risks and supplier management risks. Cybersecurity risk management is a core component of our overall risk management framework. We have established an array of risk management procedures to identify, assess and manage such risks, including risk identification, risk assessment, risk control and risk monitoring. We have also implemented procedural design, evaluation mechanism as well as risk grading and liability assessment mechanism to enhance our risk management. Set forth below are measures that we undertake to manage cybersecurity risks.

Three-tier Cybersecurity Risk Management Structure

Based on the characteristics of our businesses, application services and system scale, we have established a three-tier management to prevent and manage cybersecurity risks. We formed the Network and Information Security Leadership Group, or the Leadership Group, which is led by our chief executive officer and comprised of the head of the security department and heads of all other first-level departments such as our legal department, internal audit department and various business departments, to function as the decision-making body for our network and information security. The Leadership Group is responsible for overseeing the overall network and information security initiatives of the company.

We also formed the Network and Information Security Execution Group, or the Execution Group, which is responsible for implementing the Leadership Group’s deployment and assessment of overall network and information security plans, evaluating, disposing of and preventing network and information security risks, and coordinating with various departments to carry out internal network and information security management work. The Execution Group is a subordinate organization of the Leadership Group and is composed of members appointed by the Leadership Group.

In addition, we set up the security department consisting of specialized network and information security technicians as a permanent functional organization and technical support team to manage our network and information security risks. The security department is responsible for the day-to-day detection, prevention and implementation of network and information security and reporting to the Execution Group.

Internal Policies

We have established comprehensive internal network and information security management policies and standards based on ISO/IEC 27001:2013 at the corporate level, centering on the framework of “awareness, technology, system, and regulation,” which covers security management in asset security, personnel security, physical environment security, network and communication security, access control, development security, cryptographic secret key security, desktop terminal security, mobile storage device security, partner security, data security, backup management, change process management, operation and maintenance security management, security auditing, business continuity management, compliance management, and information security event management network. We continuously update and enhance these policies and standards in accordance with the evolving regulations, requirements and actual situations of our business and our cybersecurity management. Set forth below are internal policies and standards that we undertake to manage network and information security risks:

Preventive Policies

We have adopted the following major internal policies and procedures to manage cybersecurity risks and prevent cybersecurity incidents:

•
Yalla Network and Information Security Management Standards, which prevent unauthorized access, use and control of network and information system resources to enhance the safety and stability of our network space and information system;
•
Yalla Operation and Maintenance Management Standards, which enhance the safety and reliability of our network operation and maintenance and ensure our compliance with relevant standards; and
•
Yalla Data Security Management Standards, which use scientific methods to systematically analyze the data security risks faced by us, and propose effective measures to improve our prevention and handling of data security risks in order to control the risks at an acceptable level.
•
Yalla Employment Network and Information Security Awareness Enhancement Mechanism, which enhances our employees’ awareness of network and information security by promoting internal publicity, organizing training, security drills and other activities to create a network and information security atmosphere with the full participation of all employees.

Remediation Policies

We have also adopted the following major internal policies and procedures to remediate cybersecurity incidents if any:

•
Yalla Security Vulnerability Management Policies, which set out the procedures for swift handling of security vulnerabilities and emergency response in order to minimize the impact of security vulnerabilities; and
•
Yalla Information Security Incidents Management Policies, which set out the procedures for reporting, response and handling of cybersecurity incidents to reduce losses caused by cybersecurity incidents and enhance business continuity.

Technical Measures

We have implemented various technical measures, such as Zero Trust Network Access, or ZTNA, real-time monitoring of traffic logs, host-based vulnerability scanning, transmission encryption and authentication, data loss prevention and code leakage monitoring systems, in order to timely identify and address cybersecurity threats and protect the security and integrity of our information technology systems and data stored in our systems.

Engagement of Third Parties

We obtained ISO/IEC 27001:2013 certification in 2022 and have undergone annual reviews conducted by the certifying body. ISO/IEC 27001:2013 is a standard for establishing and maintaining an information security management system. It requires organizations to undertake a series of procedures including defining the scope of the information security management system, formulating information security policies and strategies, delineating management responsibilities, and selecting control objectives and measures based on risk assessment.

We have adopted third-party security assessment measures and procedures to manage risks posed by cybersecurity threats associated with our use of any third-party service providers. In selecting third parties for collaboration, we prioritize those with international certification in compliance and security standards and conduct annual reviews of the compliance certification of our major suppliers. In addition, we have implemented strict visitor management and introduced ZTNA system to restrict outsiders’ access to our internal network and information system. We segregate the guest network from our internal network, and outsiders are not allowed to use the guest network unless they have applied to our internal reception department in the system and have been authorized to use it.

We may enter into a Data Security Agreement with third-party service providers or include data security-related provisions in our contracts to stipulate the cybersecurity responsibilities of such third parties and remediation measures to be taken in the event of cybersecurity incidents, depending on the level of sensitivity of the collaboration and the potential information security risks posed by the service.

Risks from Cybersecurity Threats

As we generate and process a large amount of data through our applications and rely on our information technology systems for our business operations, we face risks associated with cybersecurity threats. For more details, see “Item 4. Information on the Company—D. Risk Factors—Risks Relating to Our Business and Industry—Concerns about collection, use, retention, transfer, disclosure, processing and security of personal data could damage our reputation and deter current and potential users from using our platform and services, or subject us to significant compliance costs or penalties, which could materially and adversely affect our business, financial condition and results of operations”; and “—If we fail to prevent security breaches, cyber-attacks or other unauthorized access to our systems or our users’ data, we may be exposed to significant consequences, including legal and financial exposure and loss of users, and our reputation, business and operating results may be materially and adversely affected.” In 2023, we had not been subject to any punishment due to cybersecurity, and there were no incidents of material risks arising from cybersecurity or personal data protection.

Management

Our management is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity risks and incidents primarily through (i) the Leadership Group and the Execution Group, and (ii) our security, legal and internal audit departments.

The Leadership Group and The Execution Group

The Leadership Group, led by our chief executive officer, is in charge of oversighting and determining cybersecurity risk management. The Execution Group, as a subordinate body of the Leadership Group, is responsible for cybersecurity risk assessment as well as prevention (through implementation of policies and procedures), detection, mitigation and remediation of cybersecurity incidents.

The Execution Group classifies cybersecurity incidents based on the extent of their impact on our operating systems, defining response timelines and formulating corresponding emergency plans. The Execution Group also establishes a unified and formal hierarchical reporting mechanism for cybersecurity incidents, specifying reporting methods, scope and content requirements. The Leadership Group reviews the cybersecurity risk reports submitted by the Execution Group, assesses and determines the nature of the incidents, and approves response and remediation plans for significant cybersecurity incidents. Upon completing the assessment and confirming significant cybersecurity incidents, the Leadership Group timely reports to the audit committee of the board of directors. Furthermore, the Execution Group leads post-incident summaries, analyzing cybersecurity incidents from technical and managerial perspectives, developing corrective measures and identifying those responsible for security incidents resulting from individual violations and holding them accountable in accordance with the company’s internal policies.

Security, Legal and Internal Audit Departments

Our security, legal and internal audit departments also perform different functions with respect to cybersecurity management. The security department focuses on enhancing overall cybersecurity practices, offering cybersecurity-related training and education, and serves as the front-end cybersecurity implementation department. The employees of the security department are all professionals with experience in network and information security. The head of the security department is also listed as a member of the Leadership Group. The head of the security department majored in computer science and has more than a decade of experience in network and information system security. Currently, the head of the security department is in charge of assessing, managing and disposing of our cybersecurity risks, organizing and administering our cybersecurity management team, and leading the implementation of our information technology architecture and construction. Prior to joining our company, he served as an information security director in a financial technology company and as a security engineer in an application security products and services technology company, and he was deeply involved in the establishment and management of network and information system security framework at these companies. The legal department is responsible for interpreting cybersecurity-related laws and regulations and reviewing cybersecurity-related internal policies. The internal audit department is responsible for internal audits on the implementation of cybersecurity-related policies and procedures.

Board of Directors

Our board of directors is responsible for and engaged in the oversight of our continuous efforts in monitoring, assessing and managing the risks associated with cybersecurity threats or incidents. The Leadership Group, upon assessing the nature of cybersecurity risks or threats and confirming such risks or threats constituting significant cybersecurity incidents, reports to the audit committee of our board of directors regarding the incidents’ nature, scope, timing, response, and remediation plan, as well as the actual or anticipated impact on our business strategy, operational performance, and financial conditions.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Yalla Group Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1

Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-248646), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

2.1

Form of American Depositary Receipt evidencing American Depositary Shares (incorporated herein by reference to Exhibit (1) to the registration statement on Form F-6 (File No. 333-248649), as amended, filed with the Securities and Exchange Commission on September 8, 2020)

2.2

Specimen of Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-248646), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

2.3

Form of Deposit Agreement between the Registrant and The Bank of New York Mellon, as depositary (incorporated herein by reference to Exhibit (1) to the registration statement on Form F-6 (File No. 333-248649), as amended, filed with the Securities and Exchange Commission on September 8, 2020)

2.4

Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchanges Act of 1934 (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-39552), filed with the Securities and Exchange Commission on April 2, 2021)

4.1

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-248646), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.2

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-248646), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.3

Amended and Restated Share Incentive Plan of 2018 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-248646), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.4

Amendment No. 1 to Amended and Restated Share Incentive Plan of 2018 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-248646), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

4.5

2020 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-248646), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

8.1*	Subsidiaries of Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-248646), as amended, initially filed with the Securities and Exchange Commission on September 8, 2020)

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm
97.1*	Incentive Compensation Clawback Policy of Yalla Group Limited
101.INS*	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104*	Cover page formatted as Inline XBRL and contained in Exhibit 101

* Filed herewith

** Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YALLA GROUP LIMITED

By	/s/ Tao Yang
Name:	Tao Yang
Title:	Chairman and Chief Executive Officer

Date: April 23, 2024

YALLA GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Yalla Group Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Yalla Group Limited and subsidiaries (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Evaluation of sufficiency of audit evidence over revenues

As discussed in Note 13 to the consolidated financial statements, the Company reported revenues of US$211.8 million and US$106.7 million from group chatting services and games services, respectively, for the year ended December 31, 2023.

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

Beijing, China

April 23, 2024

YALLA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2022	2023
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	407,256,837	311,883,463
Restricted cash	—	423,567
Term deposits	20,000,000	213,105,501
Short-term investments	25,788,304	10,282,329
Amounts due from a related party	—	109,507
Prepayments and other current assets	28,652,840	33,340,602
Total current assets	481,697,981	569,144,969
Non-current assets
Property and equipment, net	2,121,613	1,583,604
Intangible asset, net	1,328,470	1,133,715
Operating lease right-of-use assets	1,950,364	2,382,026
Long-term investments	3,833,750	51,692,218
Other assets	15,406,078	13,015,729
Total non-current assets	24,640,275	69,807,292
Total assets	506,338,256	638,952,261

LIABILITIES
Current liabilities
Accounts payable	5,382,276	928,055
Deferred revenue	35,957,485	46,558,571
Operating lease liabilities, current	858,452	1,153,691
Accrued expenses and other current liabilities	22,821,168	26,694,999
Total current liabilities	65,019,381	75,335,316
Non-current liabilities
Operating lease liabilities, non-current	744,612	949,970
Amounts due to a related party	709,789	—
Total non-current liabilities	1,454,401	949,970
Total liabilities	66,473,782	76,285,286

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

	As of December 31,
	2022	2023
	US$	US$
EQUITY
Shareholders’ equity of Yalla Group Limited
Class A Ordinary Shares (US$0.0001 par value, 400,000,000 shares authorized as of December 31, 2022 and 2023; 149,196,117 shares issued as of December 31, 2022 and 2023; 133,557,160 shares and 137,781,970 shares outstanding as of December 31, 2022 and 2023, respectively)	13,356	13,778
Class B Ordinary Shares (US$0.0001 par value, 100,000,000 shares authorized, 24,734,013 shares issued and outstanding as of December 31, 2022 and 2023)	2,473	2,473
Additional paid-in capital	294,406,395	313,306,523
Treasury stock	(27,014,697)	(35,527,305)
Accumulated other comprehensive loss	(1,701,111)	(2,341,740)
Retained earnings	174,880,748	292,223,525
Total shareholders’ equity of Yalla Group Limited	440,587,164	567,677,254
Non-controlling interests	(722,690)	(5,010,279)
Total equity	439,864,474	562,666,975
Total liabilities and equity	506,338,256	638,952,261

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Revenues	273,134,908	303,603,522	318,877,564
Costs and expenses
Cost of revenues	(95,144,945)	(113,808,128)	(114,527,174)
Selling and marketing expenses	(42,404,862)	(49,939,683)	(45,382,752)
General and administrative expenses	(38,271,252)	(36,582,626)	(36,808,454)
Technology and product development expenses	(14,286,120)	(24,575,485)	(25,804,995)
Total costs and expenses	(190,107,179)	(224,905,922)	(222,523,375)
Operating income	83,027,729	78,697,600	96,354,189
Interest income	111,881	3,300,976	19,833,520
Government grants	1,419,837	322,273	337,355
Investment income	54,824	21,407	1,728,308
Impairment loss of investments	—	(705,428)	(2,509,480)
Income before income taxes	84,614,271	81,636,828	115,743,892
Income tax expense	(2,019,911)	(2,598,983)	(2,685,456)
Net income	82,594,360	79,037,845	113,058,436
Net loss attributable to non-controlling interests	6,318	718,952	4,284,341
Net income attributable to Yalla Group Limited’s shareholders	82,600,678	79,756,797	117,342,777
Earnings per ordinary share
——Basic	0.56	0.52	0.74
——Diluted	0.46	0.45	0.65
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	148,739,986	153,526,679	159,264,843
——Diluted	179,899,466	176,639,558	181,800,240

Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes	146,021	(2,218,541)	(656,974)
Unrealized holding gains on short-term investments, net of income taxes of US$541, nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively	1,622	—	—
Less: reclassification adjustment for gains on short-term investments realized in net income, net of income taxes of US$541, nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively	(1,622)	—	—
Other comprehensive income (loss), net of income taxes	146,021	(2,218,541)	(656,974)
Comprehensive income	82,740,381	76,819,304	112,401,462
Less: comprehensive loss attributable to non-controlling interests	6,318	716,372	4,300,686
Comprehensive income attributable to Yalla Group Limited’s shareholders	82,746,699	77,535,676	116,702,148

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Continued)

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

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Continued)

	Shareholders’ equity of Yalla Group Limited
	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in capital	Treasury stock		Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity of Yalla Group Limited	Non-controlling interests	Total equity
	Shares	US$	Shares	US$	US$	Shares	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2022	133,557,160	13,356	24,734,013	2,473	294,406,395	(2,302,141)	(27,014,697)	(1,701,111)	174,880,748	440,587,164	(722,690)	439,864,474
Net income (loss)	—	—	—	—	—	—	—	—	117,342,777	117,342,777	(4,284,341)	113,058,436
Exercise of share options	4,224,810	422	—	—	970,286	—	—	—	—	970,708	—	970,708
Repurchase of shares	—	—	—	—	—	(1,670,735)	(8,512,608)	—	—	(8,512,608)	—	(8,512,608)
Share-based compensation	—	—	—	—	17,929,842	—	—	—	—	17,929,842	—	17,929,842
Contributions from non-controlling interests	—	—	—	—	—	—	—	—	—	—	13,097	13,097
Foreign currency translation adjustments, net of nil income taxes	—	—	—	—	—	—	—	(640,629)	—	(640,629)	(16,345)	(656,974)
Balance as of December 31, 2023	137,781,970	13,778	24,734,013	2,473	313,306,523	(3,972,876)	(35,527,305)	(2,341,740)	292,223,525	567,677,254	(5,010,279)	562,666,975

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Operating activities:
Net income	82,594,360	79,037,845	113,058,436
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	850,375	1,102,014	1,752,785
Amortization	—	31,077	262,539
Reduction in the carrying amount of operating lease right-of-use assets	926,678	829,069	1,343,885
Loss on disposal of property and equipment	84,579	5,306	5,250
Investment income	(54,824)	(21,407)	(1,728,308)
Interest income from held-to-maturity debt securities	—	—	(363,727)
Impairment loss of investments	—	705,428	2,509,480
Share-based compensation	43,939,447	26,690,970	17,929,842
Changes in operating assets and liabilities:
Prepayments and other current assets	(6,646,354)	(6,833,954)	(6,255,514)
Amount due from a related party	—	—	(109,507)
Other assets	—	(2,612,479)	2,421,868
Amounts due to a related party	—	777,434	(692,611)
Accounts payable	2,818,546	989,946	(4,454,221)
Deferred revenue	11,611,376	10,986,282	10,601,086
Accrued expenses and other current liabilities	8,794,349	8,856,672	4,296,245
Operating lease liabilities	(677,592)	(996,099)	(1,257,975)
Net cash provided by operating activities	144,240,940	119,548,104	139,319,553
Investing activities:
Purchase of property and equipment	(1,488,753)	(1,571,070)	(1,275,612)
Proceeds from disposal of property and equipment	—	—	14,557
Purchase of intangible asset	—	(1,359,547)	(67,784)
Prepayments of purchase of property and equipment	—	(13,393,876)	(305,417)
Purchases of short-term investments	(20,972,246)	(29,566,642)	(100,581,799)
Proceeds from maturity of short-term investments	18,870,732	6,424,215	117,708,862
Purchase of term deposits	—	(20,000,000)	(292,024,069)
Proceeds from maturity of term deposits	—	—	100,485,555
Payments of long-term investments	(1,768,455)	(2,984,849)	(50,079,240)
Loans provided to a related party	—	(145,370)	—
Repayment of loans provided to a related party	—	141,086	—
Loans provided to a third party	—	(1,574,704)	—
Repayment of loans provided to a third party	—	1,464,408	—
Net cash used in investing activities	(5,358,722)	(62,566,349)	(226,124,947)
Financing activities:
Proceeds from exercise of share options	1,085,380	1,965,894	945,947
Repurchase of shares	(25,419,808)	(1,594,889)	(8,512,608)
Payments of initial public offering costs	(226,537)	—	—
Contributions from non-controlling interests	—	—	13,143
Net cash (used in) provided by financing activities	(24,560,965)	371,005	(7,553,518)
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	281,067	(1,581,525)	(590,895)
Net increase in cash and cash equivalents and restricted cash	114,602,320	55,771,235	(94,949,807)
Cash and cash equivalents at the beginning of the year	236,883,282	351,485,602	407,256,837
Cash and cash equivalents and restricted cash at the end of the year	351,485,602	407,256,837	312,307,030
Supplemental cash flow information:
Income taxes paid	1,758,448	2,350,510	2,729,820
Noncash investing and financing activities:
Operating lease right-of-use assets acquired in operating lease	2,159	2,082,819	3,835,419
Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	351,485,602	407,256,837	311,883,463
Restricted cash	—	—	423,567
Total cash and cash equivalents and restricted cash shown in the statement of cash flows	351,485,602	407,256,837	312,307,030

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

(e)
Cash and Cash Equivalents

Cash and cash equivalents consist of cash at bank and highly liquid investments placed with financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash. The Group’s cash and cash equivalents are deposited in financial institutions at below locations:

	As of December 31,
	2022	2023
	US$	US$
Financial institutions in the mainland PRC
—Denominated in Chinese Renminbi (“RMB”)	13,639,079	5,766,176
—Denominated in U.S. Dollar (“USD”)	10,013,699	33,287,688
Total cash and cash equivalents balances held at mainland PRC financial institutions	23,652,778	39,053,864
Financial institutions in Hong Kong Special Administrative Region (“HK S.A.R.”)
—Denominated in USD	105,481,683	112,226,871
—Denominated in Hong Kong Dollar (“HKD”)	158,251	54,584
—Denominated in RMB	8,896	10,122
Total cash and cash equivalents balances held at the HK S.A.R. financial institutions	105,648,830	112,291,577
Financial institutions in UAE
—Denominated in United Arab Emirates Dirham (“AED”)	6,858,066	5,636,696
—Denominated in USD	237,038,304	128,818,035
—Denominated in RMB	—	3,572,231
Total cash and cash equivalents balances held at the UAE financial institutions	243,896,370	138,026,962
Financial institutions in United States
—Denominated in USD	465,475	20,110,736
Total cash and cash equivalents balances held at the United States financial institutions	465,475	20,110,736
Financial institutions in Singapore
—Denominated in USD	13,359,499	1,616,771
—Denominated in Singapore Dollar (“SGD”)	233,885	93,284
—Denominated in RMB	—	690,269
Total cash balances held at the Singapore financial institutions	13,593,384	2,400,324
Financial institutions in United Kingdom
—Denominated in USD	20,000,000	—
Total cash equivalents balances held at the United Kingdom financial institutions	20,000,000	—
Total cash and cash equivalents balances held at financial institutions	407,256,837	311,883,463

Cash and cash equivalents, restricted cash and term deposits, with financial institutions in the mainland PRC, Hong Kong S.A.R., United States and Singapore are insured by the government authorities up to RMB500,000, HKD500,000, US$250,000 and SGD75,000 per bank, respectively. Cash and cash equivalents, restricted cash and term deposits are insured by the government authorities with amounts up to US$2,640,889 and US$2,726,340 as of December 31, 2022 and 2023, respectively. The Company has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash and term deposits held in bank accounts. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the mainland PRC, Hong Kong S.A.R., United Arab Emirates, United States and Singapore with acceptable credit rating.

(f)
Restricted cash

Cash that is restricted to withdrawal or for use is reported separately on the consolidated balance sheets. The group’s restricted cash mainly represents restricted deposit used as security against a lawsuit.

(g)
Term deposits

Term deposits represent deposits placed with banks with original maturities of more than three months but less than one year. The Group’s term deposits as of December 31, 2022 and 2023 were denominated in USD and were deposited at financial institutions in United Kingdom and HK S.A.R..

(h)
Investments

Debt securities

Debt securities consist of held-to-maturity debt securities that the Company has positive intent and ability to hold to maturity. The Company accounts for the held-to-maturity debt security at amortized cost less allowance for credit losses. The net carrying amount of held-to-maturity debt securities was nil and US$50,363,727 as of December 31, 2022 and 2023, respectively, which was included in the long-term investments in the consolidated balance sheets. Credit loss of held-to-maturity debt securities was nil as of December 31, 2022 and 2023. As of December 31, 2023, the held-to-maturity debt securities were with contractual maturities of over one year and less than two years.

Equity securities

All equity securities with readily determinable fair values, other than those accounted for under equity method of accounting or those that result in consolidation of the investee, are measured at fair value with changes in the fair value recognized through net income.

Equity securities without readily determinable fair values which do not qualify for net asset value per share (or its equivalent) practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock, are accounted for under the measurement alternative. The carrying values of equity investments without readily determinable fair values are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized through net income. The Group makes assessment of whether an investment is impaired at each reporting date, and recognizes an impairment loss equal to the difference between the carrying value and fair value through net income. The carrying amount of equity securities without readily determinable fair value were US$4,551,666 and US$3,869,895 as of December 31, 2022 and 2023, respectively. Impairment loss of US$705,428 and US$2,509,480 were recognized for the years ended December 31, 2022 and 2023, respectively.

(i)
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

(j)
Intangible asset, net

Intangible asset represents domain names purchased and trademarks registered, which are stated at cost on the date of acquisition or registration less accumulated amortization.

Intangible asset is amortized using the straight-line method over the estimated useful lives of the asset, as follows:

Category	Estimated Useful Life
Domain names	3-5 years
Trademarks	10 years
(k)
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

(l)
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

Long-term investments are equity securities without readily determinable fair value and held-to-maturity debt investments. Equity securities without readily determinable fair value are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer.

As of December 31, 2022 and 2023, the carrying values of financial instruments other than equity securities without readily determinable faire value approximated to their fair values.

The following table sets forth the Company’s assets that are measured at fair value on a recurring basis and are categorized under the fair value hierarchy:

	Fair value measurement as of December 31, 2022 using
	Level 1	Level 2	Level 3	Total fair value as of December 31, 2022
	US$	US$	US$	US$
Assets
Short-term investments	2,963,052	22,825,252	—	25,788,304

	Fair value measurement as of December 31, 2023 using
	Level 1	Level 2	Level 3	Total fair value as of December 31, 2023
	US$	US$	US$	US$
Assets
Short-term investments	—	10,282,329	—	10,282,329

(m)
Revenue Recognition

The Group has adopted ASC 606, Revenue from Contracts with Customers, since its establishment and recognizes revenue when control of the promised services are transferred to the customers, in an amount that reflects the consideration that the Group expects to receive in exchange for those services.

The revenues of the Group were primarily derived from its online social networking and gaming platform, which provides group chatting and games services through mobile applications.

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

The balance of deferred revenue as of January 1, 2021, 2022, and 2023 was US$13,359,827, US$24,971,203 and US$35,957,485 respectively, of which US$13,359,827, US$24,971,203 and US$35,147,512 were recognized as revenue for the years ended December 31, 2021, 2022, and 2023, respectively. US$43,610,021 and US$2,948,550 of the balance of deferred revenue as of December 31, 2023 is expected to be recognized as revenues in 2024 and 2025, respectively.

(n)
Cost of Revenues

Cost of revenues consists primarily of (i) commission fees paid to third party payment platforms, and (ii) staff cost and expenses related to the operations of the mobile platforms.

(o)
Selling and Marketing Expenses

Selling and marketing expenses mainly consist of (i) advertising costs and market promotion expenses, and (ii) staff cost, rental and depreciation related to selling and marketing functions. Advertising costs, which consist primarily of online advertisements, are expensed as incurred. The advertising costs were US$26,699,326, US$37,972,955 and US$33,769,334 for the years ended December 31, 2021, 2022 and 2023, respectively.

(p)
General and Administrative Expenses

General and administrative expenses mainly consist of (i) staff cost, rental and depreciation related to general and administrative personnel, (ii) professional service fees; and (iii) other corporate expenses.

(q)
Technology and Product Development Expenses

Technology and product development expenses consist primarily of (i) staff cost, and (ii) related expenses for the employees involved in designing and developing new features for the mobile platforms and self-developed mobile games. All technology and product development expenditures are expensed as incurred.

(r)
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

US$1,419,837, US$322,273 and US$337,355 were recognized in government grants for the years ended December 31, 2021, 2022, and 2023, respectively. There were no significant commitment or contingencies for the government subsidies received for the years ended December 31, 2021, 2022 and 2023.

(s)
Share‑based Compensation

The Group periodically grants share-based awards, mainly including share options to eligible employees and management.

The Group recognizes compensation cost for an equity classified award on a tranche-by-tranche basis. The Group’s equity awards contain service condition. The Group recognized the compensation cost over the requisite service period. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

(t)
Employee Benefits

The Company’s subsidiaries in PRC participate in a government mandated, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits US$3,782,043, US$6,484,213 and US$7,051,506 were recognized for the years ended December 31, 2021, 2022 and 2023, respectively.

(u)
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

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re‑assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occurs. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2022 and 2023, the Group did not have any unrecognized uncertain tax positions.

(v)
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

The Group adopted Accounting Standards Codification Topic 842, Leases (“ASC 842”) as of January 1, 2021, using a modified retrospective method for leases that exist at, or are entered into after, January 1, 2021. The adoption of ASC 842 requires the recognition of operating lease right-of-use assets and operating lease liabilities on the balance sheet. The Group elected the package of practical expedients that not to reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases, and (3) initial direct costs for any expired or existing leases. The Group also elected the hindsight practical expedient to determine the reasonably certain lease term for existing leases.

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

(w)
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

(x)
Concentration and risk

The Group’s cost of revenues mainly included commission fees paid to third party payment platforms, among which two third party payment platforms individually represent greater than 10% of the Group’s cost of revenues excluding payroll and welfare and depreciation for the years ended December 31, 2021, 2022 and 2023 are as follows:

	For the Year Ended December 31,
	2021	2022	2023
A	52%	41%	32%
B	25%	20%	24%

(y)
Earnings per Share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic earnings per share as of the date that all necessary conditions have been satisfied. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such share would be anti-dilutive.

(z)
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

(aa)
Geographic Information

Long-lived assets consist of property and equipment, operating lease right-of-use assets, intangible asset and other assets. The geographic information for long-lived assets of the Group’s for the years ended December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023
	US$	US$
Domestic component
UAE	995,692	397,377
Foreign components
Mainland PRC	18,630,833	16,714,825
HK S.A.R.	—	62,872
Cayman Islands	1,180,000	940,000
Total long-lived assets	20,806,525	18,115,074

(bb)
Statutory Reserve

In accordance with the PRC Company Laws, the PRC subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies. The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation. As of December 31, 2022 and 2023, the statutory reserve of the Company’s PRC subsidiaries was US$1,699,677 and US$2,206,638, respectively.

UAE Company Laws requires 5% of Yalla Dubai’s annual net profits to be set aside as a statutory reserve. This allocation may be suspended by a shareholders’ decision once the reserve has reached an amount equal to 50% of the share capital of the company. As of December 31, 2022 and 2023, the statutory reserve of Yalla Dubai was US$137,023 and US$137,023, respectively.

(cc)
Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standard Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. In addition, it provides new segment disclosure requirements for entities with a single reportable segment. The guidance will be effective for the Company for annual periods beginning January 1, 2024. Early adoption is permitted. The Company has evaluated the accounting standard update and it has no material impact on the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires disaggregated information about the effective tax rate reconciliation as well as information on income taxes paid. The guidance will be effective for the Company for annual periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the impact on its financial statement disclosures.

3. SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of December 31,
	2022	2023
	US$	US$
Aggregate cost	25,547,079	10,000,000
Gross unrealized gain	241,225	282,329
Aggregate fair value	25,788,304	10,282,329

4. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2022	2023
	US$	US$
Amounts due from third party payment platforms	24,181,919	22,294,906
Interest receivables	1,005,940	6,710,717
Others	3,464,981	4,334,979
Prepayments and Other Current Assets	28,652,840	33,340,602

5. OTHER ASSETS

Other assets primarily consist of prepayments for two commercial real estates as the Group’s office spaces in PRC as of December 31, 2022 and 2023.

6. OPERATING LEASE

The Company leases its offices under non-cancelable operating lease agreements. These leases expire through 2026 and are renewable upon negotiation.

The operating lease right-of-use assets and the operating lease liabilities as of December 31, 2022 and 2023 were as follows:

	As of December 31,
	2022	2023
	US$	US$
Operating lease right-of-use assets	1,950,364	2,382,026

Operating lease liabilities, current	858,452	1,153,691
Operating lease liabilities, non-current	744,612	949,970
Total operating lease liabilities	1,603,064	2,103,661

Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2022 and 2023 was US$1,075,939 and US$1,341,466, respectively.

6. OPERATING LEASE (continued)

The operating lease cost and short-term lease cost for the years ended December 31, 2022 and 2023 were as follows:

	For the Year Ended December 31,
	2022	2023
	US$	US$
Operating lease cost	908,008	1,400,798
Short-term lease cost	1,032,818	703,521
Total lease cost	1,940,826	2,104,319

The weighted average remaining lease term as of December 31, 2023 was 2.23 years, and the weighted average discount rate of the operating leases was 4.3%.

Maturities of operating lease liabilities as of December 31, 2023 were as follows:

December 31, 2023
US$
2024	1,178,387
2025	1,011,618
2026 and thereafter	—
Total undiscounted lease payments	2,190,005
Less: imputed interest	(86,344)
Total operating lease liabilities	2,103,661

As of December 31, 2022 and 2023, the Group had US$234,841 and US$232,052 of short-term lease commitments under non-cancellable operating leases, respectively.

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2022	2023
	US$	US$
Accrued payroll and welfare	19,967,738	22,173,790
Taxes payable	1,426,024	1,502,539
Others	1,427,406	3,018,670
Accrued Expenses and Other Current Liabilities	22,821,168	26,694,999

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

The Company issued 20,000,000 and 10,000,000 Class A ordinary shares as reserve for share options exercise for the years ended December 31, 2021 and 2022, respectively. The shares issued as reserve are not entitled to voting right and dividend right and therefore are not treated as outstanding. As of December 31, 2023, there were 137,781,970 Class A ordinary shares and 24,734,013 Class B ordinary shares outstanding.

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

9. SHARE REPURCHASE PROGRAM

In May 2021, the Company announced that its Board of Directors had approved a share repurchase program of up to US$150 million of the Company’s outstanding ADSs over the next 12 months. In May 2022, the Board of Directors of the Company approved an extension of the expiration date of the share repurchase program to May 21, 2023. In May 2023, the Board of Directors of the Company approved an extension of the expiration date of the share repurchase program to May 21, 2024. Under the terms of this program, the Company may repurchase its issued and outstanding ADSs in open-market transactions on the New York Stock Exchange. As of December 31, 2023, the Company has repurchased 3,972,876 ADSs (equivalent to 3,972,876 Class A ordinary shares) for approximately US$35,527,305 under this program.

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

On August 31, 2020, the Board of Directors of the Company approved and adopted the 2020 equity Incentive Plan (the “2020 Plan”). Under the 2020 Plan, the maximum aggregate number of ordinary shares available for issuance is 3,756,617 for the year of 2023. If the aggregate number of ordinary shares reserved and available for issuance pursuant to awards granted under the 2020 Plan falls below 2% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year (the “Limit”), the aggregate number of ordinary shares reserved and available for issuance pursuant to awards granted under the 2020 Plan shall be automatically increased to the Limit on January 1 thereafter. For purposes of determining the number of shares outstanding on such date, all preferred shares, options, warrants and other equity securities that are convertible into or exercisable or exchangeable for shares (whether or not by their terms then currently convertible, exercisable or exchangeable) and were outstanding on such date, are deemed to have been so converted, exercised or exchanged.

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

A summary of the share options activities for the year ended December 31, 2023 is presented below:

	Number of shares	Weighted average exercise price	Weighted remaining contractual years	Aggregate intrinsic value
		US$		US$
Outstanding as of January 1, 2023	31,841,838	0.29	7.28	102,113,143
Granted	2,998,500	0.31
Exercised	(4,224,810)	0.23
Forfeited	(165,500)	0.57
Outstanding as of December 31, 2023	30,450,028	0.30	6.70	177,455,134
Vested and expect to vest as of December 31, 2023	30,450,028	0.30	6.70	177,455,134
Exercisable as of December 31, 2023	21,234,590	0.27	6.01	124,329,699

10. SHARE‑BASED COMPENSATION (continued)

The fair value of the options granted is estimated on the date of grant using the binomial option pricing model with the following key assumptions used:

	2021	2022	2023
Risk-free rate of return (per annum)	1.31%	2.94%-4.12%	3.93%-4.49%
Volatility	55.42%	60.21%-62.51%	60.42%-62.36%
Expected dividend yield	0%	0%	0%
Exercise multiple	2.2-2.8	2.2-2.8	2.2-2.8
Fair value of underlying ordinary share	10.10	2.62-3.51	4.26-5.91
Expected term	10	10	10

The fair value of the underlying ordinary share is the closing price of the Company’s ordinary shares traded in the open market as of the grant date. The expected volatility was estimated based on the historical volatility of the Company and its comparable peer public companies with a time horizon close to the expected term of the Company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company’s options in effect at the option valuation date. The expected exercise multiple was the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options, which was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option.

The weighted average grant date fair value of the share options for the years ended December 31, 2021, 2022 and 2023 was US$9.45, US$3.10 and US$5.28, respectively. The total intrinsic value of share options exercised for the years ended December 31, 2021, 2022 and 2023, was US$77,265,474, US$33,356,308 and US$18,299,428, respectively.

Total recognized share-based compensation expenses for the years ended December 31, 2021, 2022 and 2023, were allocated to following expense items:

	For the Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Cost of revenues	6,299,864	4,798,901	4,061,122
Selling and marketing expenses	10,102,733	5,774,985	3,210,434
General and administrative expenses	26,729,432	14,752,580	9,539,356
Technology and product development expenses	807,418	1,364,504	1,118,930
Total share-based compensation expenses	43,939,447	26,690,970	17,929,842

As of December 31, 2023, US$22,266,749 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 1.15 year.

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

Singapore

The subsidiary incorporated in Singapore is subject to the Singapore Corporate Tax rate of 17% for the year ended December 31, 2023.

11. INCOME TAX (continued)

Income before income taxes were generated in the following jurisdictions:

	For the Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Domestic component
UAE	122,422,324	99,688,931	114,383,349
Foreign components
BVI	(1,227)	(3,810)	(20,798)
Mainland PRC	(35,920,356)	(16,736,026)	(11,061,063)
HK S.A.R.	286,843	593,949	1,468,015
Cayman Islands	(2,152,866)	(1,497,198)	11,616,105
Singapore	(20,447)	(409,018)	(641,716)
Total	84,614,271	81,636,828	115,743,892

Income tax expense recognized in the consolidated statements of comprehensive income consists of current income tax expense.

The Company is headquartered in the UAE and the subsidiaries incorporated in UAE functions as the Company’s primary business operation center. Therefore, the Company uses the UAE’s income tax rate as applicable statutory income tax rate. The effective income tax rate for the years ended December 31, 2021, 2022 and 2023 was 2.4%, 3.2% and 2.3%, respectively. All the income tax expense was related to the subsidiaries located in PRC and Hong Kong, which were subject to the PRC statutory income tax at the rate of 25% for their taxable income and Hong Kong profits tax at the rate of 8.25% for first HK$2 million and remaining profits taxed at 16.5% on its taxable income generated from the operations in Hong Kong.

Deferred income tax assets and liabilities are as follows:

	As of December 31,
	2022	2023
	US$	US$
Deferred tax assets
Operating lease liabilities	400,766	520,942
Impairment loss of investments	179,479	635,351
Net operating loss carry forwards	287,345	1,358,738
Total gross deferred tax assets	867,590	2,515,031
Valuation allowance on deferred tax assets	(466,824)	(1,994,089)
Deferred tax assets, net of valuation allowance	400,766	520,942

Deferred tax liabilities
Operating lease right-of-use assets	400,766	520,942
Total gross deferred tax liabilities	400,766	520,942

Net deferred tax assets	—	—

11. INCOME TAX (continued)

Changes in valuation allowance are as follows:

	As of December 31,
	2022	2023
	US$	US$
Balance at the beginning of the year	28,779	466,824
Additions	438,045	1,527,265
Reversals	—	—
Balance at the end of the year	466,824	1,994,089

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

12. EARNINGS PER SHARE

The following table sets forth the basic and diluted earnings per share computation and provides a reconciliation of the numerator and denominator for the periods presented. Shares issuable for little consideration relating to the vested share options have been included in the number of outstanding shares used for basic earnings per share:

	For the Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Numerator:
Net income attributable to Yalla Group Limited’s shareholders	82,600,678	79,756,797	117,342,777
Numerator for basic and diluted earnings per share calculation	82,600,678	79,756,797	117,342,777
Denominator:
Denominator for basic earnings per share calculation	148,739,986	153,526,679	159,264,843
Dilutive effect of outstanding share options	31,159,480	23,112,879	22,535,397
Denominator for diluted earnings per share calculation	179,899,466	176,639,558	181,800,240
Earnings per ordinary share
——Basic	0.56	0.52	0.74
——Diluted	0.46	0.45	0.65

13. REVENUE INFORMATION

Revenues consist of the following:

	For the Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Revenues generated from group chatting services	208,163,650	214,992,171	211,760,853
Revenues generated from games services	64,971,258	88,611,351	106,742,196
Others	—	—	374,515
Total revenues	273,134,908	303,603,522	318,877,564

The Company’s platform does not require real-name and country of registration of its users. Therefore, the Company does not disclose the revenue information by geographical region because country information of its users are not available or not verified by the Company.

14. RELATED PARTY TRANSACTIONS

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