Form 20-F
period 2024-12-31
Yalla Group Ltd
filed 2025-04-23
CIK 1794350

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

#226, Building 16, Dubai Internet City, PO BOX 501913
Dubai, United Arab Emirates
(Address of principal executive offices)

Yang Hu, Chief Financial Officer
Telephone: +971 4587 7388
Email: hu.yang@yalla.com
Address: #226, Building 16, Dubai Internet City, PO BOX 501913

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

133,336,411 Class A ordinary shares were outstanding as of December 31, 2024

24,734,013 Class B ordinary shares were outstanding as of December 31, 2024

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Except where the context otherwise requires, references in this annual report to:

•
“active users” are to registered users who accessed any of our main mobile applications at least once during a given period. Yalla, Yalla Ludo, Yalla Parchis, YallaChat and 101 Okey Yalla have been our main mobile applications for the periods presented herein; WeMuslim has been our main mobile application since the second quarter of 2023; and Ludo Royal has been our main mobile application since the third quarter of 2023;
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
•
“China” and the “PRC” are to the People’s Republic of China;
•
“PRC subsidiaries” are to our subsidiaries incorporated in mainland China;
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
•
“RMB” or “Renminbi” are to the legal currency of mainland China;
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

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Our Operations in China

We are a leading social networking and gaming platform in MENA, and we primarily generate revenue through our subsidiaries in the UAE. We have our headquarters in Dubai, and at the same time, some of our technology and product development team and certain members of our management, among others, are located in China. Nevertheless, we are not a Chinese operating company but rather a Cayman Islands holding company with operating subsidiaries incorporated under the laws of the PRC. Therefore, we face various risks and uncertainties related to operating in China. For example, the PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, issuers with operations in China, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy may impact our ability to conduct certain businesses, accept foreign investments, continue to list on the NYSE or list on other foreign exchange, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including those affecting the Internet industry, may cause the value of our ADSs to significantly decline or become worthless. See “—D. Risks Factors—Risks Relating to Doing Business in Certain Countries and Regions—The economic, political and social conditions in MENA and China, as well as government policies, laws and regulations, could affect our business, financial condition and results of operations.” Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. See “—D. Risks Factors—Risks Relating to Doing Business in Certain Countries and Regions—There may be changes from time to time in the interpretation and application of the PRC laws and regulations, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.”All the operational risks associated with being based in and having operations in mainland China as discussed in the relevant risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry” also apply to operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in mainland China as discussed in the relevant risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Certain Countries and Regions,” the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China.

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

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission (the “CSRC”)and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, KPMG Huazhen LLP, was no longer a registered public accounting firm that the PCAOB was unable to inspect or investigate completely as of the date of our annual report for the fiscal year ended December 31, 2022. On November 30, 2023, the PCAOB announced that it had completed its inspections on registered public accounting firms headquartered in mainland China and Hong Kong for 2023 with the complete access required under the HFCA Act. As such, we were not identified as an SEC-identified issuer following the filing of our annual reports in 2023 and 2024 and we do not expect to be identified as an SEC-identified issuer following the filing of our annual report in 2025 either. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. See “D. Risks Factors—Risks Relating to Doing Business in Certain Countries and Regions—If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.”

Cash Flow and Transfers through Our Organization

Yalla Group Limited is a holding company with no material operations of its own. We conduct our operations mainly through our operating subsidiaries in the UAE and China. MENA is our key market.

The cash inflows of Yalla Group Limited, the parent company, were primarily generated from the proceeds received from our public offering of ordinary shares in 2020, historical financing activities and loans from our subsidiaries in the UAE, Hong Kong and mainland China. The parent company and its subsidiaries have entered into certain intercompany loan arrangements. Under such arrangements, for the years ended December 31, 2022, 2023 and 2024, the parent company received cash of US$90.0 million, US$178.0 million and US$130.9 million from one of our UAE subsidiaries, US$25.0 million, US$46.1 million and US$48.0 million from our Hong Kong subsidiaries, and US$0.1 million, US$6.1 million and nil from our PRC subsidiaries. The parent company paid cash of US$22.2 million, US$20.2 million and US$39.6 million to our Hong Kong subsidiaries, nil, US$14.2 million and US$40.0 million to one of our UAE subsidiaries, and US$6.6 million, US$0.1 million and US$46.3 million in total to our BVI subsidiaries and PRC subsidiaries for the years ended December 31, 2022, 2023 and 2024, respectively. For the years ended December 31, 2022, 2023 and 2024, no dividend was distributed from subsidiaries to the parent company, and no other assets were transferred between the parent company and its subsidiaries.

For the years ended December 31, 2022, 2023 and 2024, Yalla Group Limited did not declare or pay any cash dividends. We do not have any present plan to pay any cash dividends in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business.

The ability of our PRC subsidiaries to distribute dividends to us will be limited by foreign exchange restrictions under the PRC law. The restrictions on currency exchanges in China may limit our ability to freely convert RMB to fund any future business activities outside China or other payments in U.S. dollars. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service related foreign exchange transactions, cannot be made in currencies other than RMB without complying with certain procedural requirements of the State Administration of Foreign Exchange, or SAFE. Specifically, approval from or registration with appropriate government authorities is required where RMB is to be converted into another currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in currencies other than RMB. As a result, we may need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off its debt in a currency other than RMB owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than RMB.

With respect to our Hong Kong entities, although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand.

There are no exchange control or foreign exchange control restrictions under UAE law which would prevent any transfer of earning or distributions between entities.

There are no exchange control restrictions in the Cayman Islands. Our company is free to acquire, hold and sell foreign currency and securities without restriction. The holders of our company’s ordinary shares are entitled to such dividends as may be declared by the board of directors of our company. Our company’s memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, a company may pay a dividend out of either profit or share premium account (subject to its memorandum and articles of association), provided that in no circumstances may a dividend be paid out of the share premium if this would result in such company being unable to pay its debts as they fall due in the ordinary course of business.

Permissions and Approvals

Permissions required from the PRC authorities for our PRC subsidiaries

We primarily generate revenue through our subsidiaries in the UAE and no specific permissions or approvals are required for our PRC subsidiaries to obtain from relevant governmental authorities in China for its current operation other than a business license. As of the date of this annual report, our PRC subsidiaries have obtained all permissions that are required for current operation and no such permissions has been denied. However, there are uncertainties as to the related interpretation and implementation of regulatory requirements. If we do not receive, complete, or maintain necessary permissions or approvals, or we inadvertently conclude that such permissions or approvals are not required, or there is a change in the applicable laws, regulations, or interpretations such that we need to obtain permissions or approvals in the future, we may be subject to (i) investigations by competent regulatory authorities, (ii) fines or penalties, (iii) orders to suspend our operations and to rectify any non-compliance, or (iv) prohibitions from engaging in relevant businesses.

Permissions required from the PRC authorities for our overseas securities offering

As of the date of this annual report, we believe that we and our PRC subsidiaries, (i) are not required to obtain permissions from any PRC authorities to operate or issue our ordinary shares to foreign investors, (ii) are not subject to permission requirements from the CSRC, the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve our PRC subsidiaries’ operations, and (iii) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by PRC companies. Given the current PRC regulatory environment, it is uncertain when and whether we or our PRC subsidiaries, will be required to obtain permission from the PRC government to continue to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection for our overseas securities offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and relevant five supporting guidelines, together as the New Overseas Listing Rules, which became effective on March 31, 2023. According to the New Overseas Listing Rules, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to complete the filing procedure with the CSRC and report relevant information. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Trial Measures. The New Overseas Listing Rules laid out the regulatory filing requirements for both direct and indirect overseas listings and clarify the determination criteria for indirect overseas listing in overseas markets. Pursuant to the New Overseas Listing Rules, (i) in connection with our previous issuance of securities to foreign investors prior to the New Overseas Listing Rules, neither we, nor our PRC subsidiaries are required to obtain any permissions or approvals from the CSRC, and (ii) should we decide to issue additional equity or equity-linked securities for listing overseas in the future, we are not required to obtain any permissions or approvals from any PRC government authorities, except for the requisite filing with the CSRC in connection with such issuance. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines up to RMB10 million to the non-compliant domestic companies, and the directly responsible persons of the companies will be warned and fined between RMB500,000 and RMB5 million. Furthermore, if the controlling shareholder and the actual controller of the non-compliant companies organizes or instigates the breach, they will be fined between RMB1 million and RMB10 million. In addition to above filing requirements, these filing rules also require an issuer to report to the CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Trial Measures.

Enforceability

We are an exempted company incorporated in the Cayman Islands and all of our assets are located outside of the United States. We primarily generate revenue through our subsidiaries in the UAE. Certain of our directors and executive officers reside within China and a portion of our assets and the assets of those persons are located within China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States against us under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands. Moreover, there is uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. In addition, a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

The Dubai Courts will not enforce a foreign judgment where they would have had exclusive original jurisdiction to hear the underlying dispute. If the Dubai Courts did not have jurisdiction or had concurrent jurisdiction with a foreign court, the Dubai Courts would enforce the judgment under the same conditions a UAE judgment would be enforced in the country which issued the judgment if: (i) the parties were served with the proceedings; (ii) the judgment has res judicata effect; and (iii) the judgement does not conflict with a judgment previously issued in the UAE and does not violate public policy or morals. Additionally, a money judgment may be enforced in Dubai through the Dubai International Financial Centre (“DIFC”) Courts if the judgment is final and conclusive, the court issuing the judgment had jurisdiction to determine the dispute, and the judgment does not relate to certain types of non-monetary judgments and/or judgments ordering the payment of taxes, fines or penalties. The enforcement of a foreign money judgment may be challenged in the DIFC Courts only on limited grounds. Those grounds include (but are not limited to): (a) where the judgment was obtained by fraud; (b) where the judgment is contrary to public policy; and/or (c) where the proceedings were conducted in a manner which the DIFC Courts regard as contrary to the principles of natural justice.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Furthermore, under PRC law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As there existed no treaty or other form of reciprocity between China and the United States governing the recognition and enforcement of judgments as of the date of this annual report, including those predicated upon the liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts.

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
•
the economic, political and social conditions in MENA and China, as well as government policies, laws and regulations, could affect our business, financial condition and results of operations; and
•
there may be changes from time to time in the interpretation and application of the PRC laws and regulations, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.

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

We are headquartered in the UAE, and MENA is our key market. As of December 31, 2024, our mobile platform was available in over 160 countries, with Yalla in eight languages and Yalla Ludo in two languages. We believe the sustainable growth of our business depends on our ability to increase the penetration of our products in both our existing and new markets. Our continued international operations and global expansion may result in increased costs and expose us to a number of challenges and risks, including:

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

Our business operations commenced in April 2016, with commercialization beginning in the same year. We have experienced growth in the number of active users and total revenues in recent years. Our average MAUs increased from 32.0 million in the three months ended December 31, 2022 to 36.2 million in the same period of 2023, and further increased to 41.4 million in the same period of 2024. Our revenues increased by 5.0% from US$303.6 million in 2022 to US$318.9 million in 2023, and further increased by 6.5% to US$339.7 million in 2024. However, our operational and financial growth in 2022, 2023 and 2024 may not be indicative of our future performance, as our operating results represent a limited history and sample size and may be hard to repeat in the future. We also face fierce competition from new and existing competitors in our target markets, including MENA. As a result, we cannot assure you that we will be able to maintain our growth in such a competitive environment.

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

On June 22, 2018, we adopted a share incentive plan, which was amended and restated on November 19, 2019 and was further amended in June 2020, or the 2018 Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for a detailed discussion. As of December 31, 2024, 21,187,032 Class A ordinary shares were issuable upon the exercise of outstanding share options under the 2018 Plan. On August 31, 2020, we adopted the 2020 Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for a detailed discussion. As of December 31, 2024, 8,622,292 Class A ordinary shares were issuable upon the exercise of outstanding share options under the 2020 Plan. We are required to recognize compensation expense for an equity award over the period in which the recipient is required to provide service in exchange for the equity award. We recognized share-based compensation expenses in the amount of US$14.7 million in 2024. As of December 31, 2024, the total unrecognized compensation expense associated with share options amounted to US$16.2 million. If additional share options or other equity incentives are granted to our employees, directors or consultants in the future, we will incur additional share-based compensation expense and our results of operations will be further adversely affected.

Our corporate actions are substantially controlled by our Chairman and Chief Executive Officer, Mr. Tao Yang, who has the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

Our third amended and restated memorandum and articles of association provides that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 20 votes. Mr. Tao Yang, our Chairman and Chief Executive Officer, beneficially owns all the Class B ordinary shares issued and outstanding and exercises 84.7% of the aggregate voting power of our total issued and outstanding shares as of March 31, 2025. As a result, Mr. Tao Yang has the ability to control or exert significant influence over important corporate matters; investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

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

Concerns about our practices with regard to the collection, use, retention, transfer, disclosure, processing and security of personal information or other privacy-related matters, such as cybersecurity breaches, misuse of personal data and data sharing without necessary safeguards, even if unfounded, could damage our reputation and operating results. MENA is our key market, and we have data centers with servers that collect and process our user data mainly in Germany, the United States, Ireland and Mexico. As of December 31, 2024, our platform was available in over 160 countries. The United Arab Emirates issued Federal Decree-Law No. 45 of 2021 regarding the Protection of Personal Data which came into effect on January 2, 2022. See “Item 4. Information on the Company—B. Business Overview—Regulation—United Arab Emirates—Regulations Relating to Technology Media and Telecommunications—Data protection laws” for details. Furthermore, the regulatory frameworks regarding privacy issues in many jurisdictions are constantly evolving and can be subject to significant changes from time to time, and therefore we may not be able to comprehensively assess the scope and extent of our compliance responsibility at a global level. For example, the PRC regulatory frameworks with regard to data security and data protection is evolving. The PRC Civil Code, the PRC Cyber Security Law, the Personal Information Protection Law, the Provisions on the Cyber Protection of Children’s Personal Information, the Regulation on the Protection of Minors in Cyberspace and the PRC Data Security Law set forth the regime to protect individual privacy and personal data security in general by requiring internet service providers to collect data in accordance with the laws and in proper manner, and obtain consents from internet users prior to the collection, use or disclosure of internet users’ personal data, and the PRC Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of China’s “critical information infrastructure.” Furthermore, the Cybersecurity Review Measures, the Measures for the Security Assessment of

Data Cross-border Transfer and the Provisions on Promoting and Regulating Cross-border Data Flow require that a “network platform operator” that possesses personal information of more than one million users apply for a cybersecurity review when seeking overseas listing, and that a data processor apply for security assessment for its cross-border data transfer based on the importance and amount of the data transferred. See “Item 4. Information on the Company—B. Business Overview—Others—Regulations Relating to Personal Privacy and Data Protection.” The developing requirements relating to clear and prominent privacy notices (including in the context of obtaining informed and specific consents to the collection and processing of personal data, where applicable) may potentially deter users from consenting to certain uses of their personal information. In general, negative publicity of us or our industry regarding actual or perceived violations of our users’ privacy-related rights, including fines and enforcement actions against us or other similarly placed businesses, may also impair users’ trust in our privacy practices and make them reluctant to give their consent to share their data with us.

This risk is enhanced in certain jurisdictions with stringent, extra-territorial data protection laws, and the three regulations that have significant impacts on our industry are the General Data Protection Regulation (EU) 2016/679 that became applicable on May 25, 2018, or the GDPR, the California Consumer Privacy Act that became effective on January 1, 2020, or the CCPA, and the California Privacy Right Act that became effective on January 1, 2023, or the CPRA. The GDPR places stringent obligations and operational requirements on processors and controllers of personal data, including, for example, requiring expanded disclosures to data subjects about how their personal data is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR also enhances the rights of data subjects, who may, for example, request access to their personal data, the deletion and amendment of their personal data, or to have their personal data transferred to another service provider. Data subjects also have the right to be compensated for any material or non-material damage suffered as a result of a controller or processor’s non-compliance with the GDPR. Under the GDPR, data protection supervisory authorities are also given various enforcement powers, including that they can levy fines of up to EUR20 million or up to 4% of an organization’s total worldwide annual turnover for the preceding financial year, whichever is higher, for non-compliance, which significantly increases our potential financial exposure for non-compliance. While the GDPR provides a more harmonized approach to data protection regulation across the EU member states, it also gives EU member states certain areas of discretion and therefore laws and regulations in relation to certain data processing activities may differ on a member state by member state basis, which could further limit our ability to use and share personal data and could require localized changes to our operating model. The EU has also released a proposed Regulation on Privacy and Electronic Communications 2002, or the ePrivacy Regulation, to replace the EU’s current Privacy and Electronic Communications Directive, or the ePrivacy Directive, to, among other things, achieve a greater harmonization among EU member states and better align the rules governing online tracking technologies and electronic communications (for example, in relation to the use of cookies and similar technologies and protection against email spam) with the requirements of the GDPR. However, according to the European Commission’s 2025 work plan released on February 11, 2025, the proposal for the ePrivacy Regulation is expected to be withdrawn within six months. This withdrawal may lead to a continued reliance on the existing ePrivacy Directive, which could result in less stringent but potentially inconsistent regulations across EU member states.

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

While we strive to comply with our data privacy guidelines as well as all applicable data protection laws and regulations or contract obligations, any failure or perceived failure to comply, including in relation to lawful basis of data processing and providing users with sufficient information with respect to our use of their personal data, may result in proceedings or actions against us, including fines and penalties on us, by government entities or proceedings or actions against us by our business partners or others (including enforcement orders requiring us to cease collecting or processing data in a certain way), and could damage our reputation and discourage current and future users from using our mobile applications. In addition, compliance with applicable laws on data privacy requires substantial expenditure and resources, including to continually evaluate our policies and processes and adapt to new requirements that are or become applicable to us on a jurisdiction-by-jurisdiction basis, which would impose significant burdens and costs on our operations or may require us to alter our business practices. Concerns about the security of personal data could also lead to a decline in general Internet usage, which could lead to lower registered, active or paying user numbers on our platform. In March 2025, the California Attorney General initiated a statewide investigation into compliance with geolocation data practices under the CCPA. Additionally, the proposed California Location Privacy Act (AB 1355) (currently under legislative review) would impose stricter consent requirements and prohibit the sale of geolocation data. These developments may further restrict our ability to collect and monetize location-based information. Furthermore, if the local government authorities in our target markets require real-name registration for users of our platform, the growth of our user numbers may slow down and our business, financial condition and results of operations may be adversely affected. A significant reduction in registered, active or paying user numbers could lead to lower revenues, which could have a material and adverse effect on our business, financial condition and results of operations.

If we fail to prevent security breaches, cyber-attacks or other unauthorized access to our systems or our users’ data, we may be exposed to significant consequences, including legal and financial exposure and loss of users, and our reputation, business and operating results may be materially and adversely affected.

We collect, store, transmit and process personal and other sensitive data generated by our users through their interactions with our apps. We may be exposed to risks of security breaches or unauthorized access to or cyber-attacks on our systems or the data we store. Our efforts to protect our data may be unsuccessful due to software “bugs,” system errors or other technical deficiencies, mistakes or malfeasance of our employees or contractors, vulnerabilities of our vendors and service providers, or other cybersecurity-related vulnerabilities. Although we have developed systems and processes that are designed to prevent and detect security breaches and protect our users’ data, we cannot guarantee that such measures will be sufficient defenses against the evolving techniques used to obtain unauthorized access, disable or degrade services or sabotage systems. Any failure to prevent, detect, or mitigate security breaches, cyber-attacks or other unauthorized access to our systems, theft of users’ accounts or disclosure of our users’ data, including personal information, could result in loss or misuse of such data, interruptions to the services we provide, diminished user experience, loss of user confidence and trust in our products, impairment of our network and technological infrastructure, and harm to our reputation and business, significant legal and financial exposure and potential lawsuits brought by private individuals or regulators. In addition, as we have servers mainly in data centers in Germany, the United States, Ireland and Mexico, we may incur significant costs in protecting them against, or remediating, security breaches and cyber-attacks.

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
•
the VoIP service is a paid service provided through the local public telecommunications service providers licensed by the TDRA under Federal Law No 3 of 2003 Regarding The Organization of The Telecommunications Sector, as amended, or the Telecoms Law; or
•
•
the VoIP service is provided by a third party in collaboration with the licensees or by obtaining an exemption approval from TDRA to provide the service.

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

As of March 31, 2025, we had not obtained any VoIP or other telecommunications license and we have not received any notification from regulators or licensed telecommunications service providers alleging that we provide unlicensed VoIP or telecommunications services.We are nonetheless subject to uncertainties in laws and regulations, including those in MENA. We cannot assure you that we are exempt from the licensing requirements relating to Internet or telecommunications services in the relevant jurisdictions. If our mobile applications were found by a regulatory authority to be in violation of any applicable laws or regulations, such as the lack of requisite approvals or licenses, we may no longer be able to offer our mobile applications in the relevant jurisdiction, and we may also be subject to other penalties. Any such penalties or enforcement actions may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

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

We experience seasonality in our business, reflecting seasonal fluctuations in Internet usage. As a result, comparing our operating results on a period-to-period basis may not be meaningful. In particular, we may experience a decrease in active users during Ramadan, the Islamic holy month of fasting. The Islamic calendar is a lunar calendar, and the month of Ramadan migrates throughout the seasons. For example, while Ramadan fell within the second quarter of each year from 2018 to 2022, it started in the first quarter and ended in the second quarter of 2023. Due to the foregoing factors, our operating results in one or more future quarters or years may fluctuate. In such event, the trading price of the ADSs would likely be materially and adversely affected.

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

As of December 31, 2024, our management had concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures— Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued a report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024. However, our internal control over financial reporting may not prevent or detect all errors and all fraud for a variety of reasons. In addition, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

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

Our operating subsidiaries in the UAE function as our primary business operation centers and engage in sales, customer service and other business operations. As such, our business may be adversely affected by changes in government policies, laws and regulations in the UAE. For example, the UAE has introduced Federal Decree-Law No. (47) of 2022 on the Taxation of Corporations and Businesses, or the CT Law, which applies to financial years beginning on or after June 1, 2023. Under the CT Law, corporate tax is applicable to (amongst others) legal persons in the UAE at the rate of 9% on taxable income above AED375,000.

Notwithstanding the above, in line with the Organization for Economic Cooperation and Development’s, or the OECD, Base Erosion and Profit Shifting, or the BEPS, Pillar 2 framework, the UAE introduced Federal Decree-Law No. 60 of 2023 (amending the CT Law) providing for a top-up-tax rate to be applied to entities that are part of large multinational enterprises, such that their effective tax rate becomes 15% . Cabinet Decision No. 142 of 2024 was subsequently issued providing the details on the application of the top-up-tax and governing its implementation.

The top-up-tax implemented became effective since January 1, 2025, and is generally applicable to constituent entities that are members of a multinational enterprise group that has annual global consolidated revenues of 750 million Euros or more in at least two out of the four fiscal years immediately preceding the tested fiscal year.

Entities incorporated or registered in free zones that are considered qualifying free zone persons are subject to 0% corporate tax on qualifying income. The CT Law prescribes conditions that free zone persons must satisfy in order to be treated as qualifying free zone persons. Among the conditions are that the free zone person must maintain adequate substance in the free zone, prepare and maintain audited financial statements, comply with the arm’s length principle and transfer pricing requirements, and generate “qualifying income.” Related cabinet decisions define “qualifying income” and set out layered conditions governing its classification. Our UAE subsidiaries are incorporated in the Dubai Development Authority free zone. For the year ended December 31, 2024, one of our UAE subsidiaries is applying the 0% tax rate on its qualifying income, as a qualifying free zone person. We believe that the subsidiary more likely than not satisfies all the conditions prescribed in the CT Law to be designated a qualifying free zone person. If a free zone person does not meet all the prescribed conditions, it will be subject to a rate of 9% on its taxable income exceeding AED 375,000.

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

Meanwhile, although we primarily generate revenue through our subsidiaries in the UAE and are headquartered in Dubai, some of our technology and product development team and certain members of our management, among others, are located in the PRC, and we have operating subsidiaries incorporated under and governed by the laws of the PRC. Accordingly, our results of operations and prospects are, to a certain degree, subject to economic, political and legal developments in China. The economy of China has grown significantly over the past forty years. However, the rate of growth has been uneven across different geographic areas, among various sectors of the economy, and during different periods, and the overall rate of growth has slowed in recent years. If there is a prolonged slowdown in the rate of growth of the economy of China or a contraction in the future, such a slowdown or contraction would be likely to have a negative effect on our business. Various macroeconomic measures and monetary policies adopted by regulatory authorities in China to guide economic growth and manage inflation and/or deflation and the allocation of resources may not be effective in sustaining the growth rate of the Chinese economy. All of these factors could affect the economic conditions in China and, in turn, our business.

In addition, the PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, issuers with operations in China could result in a material change in our operations and the value of our ADSs, as well as significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. Implementation of industry-wide regulations, including those affecting the Internet industry, may cause the value of our ADSs to significantly decline. In addition, a difference in interpretation of the applicable law between the relevant regulatory authority and us may result in a material adverse change in our operations and the value of our ADSs. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

There may be changes from time to time in the interpretation and application of the PRC laws and regulations, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.

Although we primarily generate revenue through our subsidiaries in the UAE and we are headquartered in Dubai, some of our technology and product development team and certain members of our management, among others, are located in the PRC, and we have operating subsidiaries incorporated under and governed by the laws of the PRC. The legal system of PRC is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Many laws, regulations, and legal requirements are relatively new and may change from time to time. The legal system of PRC is evolving quickly. The interpretation and enforcement of relevant laws and regulations are subject to change. In addition, any new or changes in laws and regulations of PRC related to foreign investment in PRC could affect the business environment and our ability to operate our business in PRC.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. While this may also apply to other jurisdictions, administrative and court proceedings in mainland China may take a long time, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities retain discretion in interpreting and implementing statutory provisions and contractual terms like other jurisdictions do, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

We may be suffered by the potential impact of enhanced oversight by the Cyberspace Administration of China on our operations and compliance.

Recent developments indicate that the Cyberspace Administration of China, or the CAC, has been increasing its oversight and regulatory scrutiny over data security and related matters. Our primary business operations and data processing activities are conducted outside of mainland China, and our operations in mainland China do not involve the collection, processing, or transfer of any form of Chinese user information, nor do we engage in any cross-border data transfers from mainland China that would typically trigger extensive regulatory scrutiny under Chinese law. Consequently, data security regulations in mainland China may have a limited practical impact on our overall business.

However, despite our limited operations within mainland China and our adherence to relevant data security and protection regulations, the evolving regulatory landscape and the potential for enhanced oversight by the CAC present certain risks. Specifically, (i) the enhanced oversight by the CAC could require us to allocate additional resources to ensure ongoing compliance with new and evolving data security regulations, and this could result in increased operational costs and administrative burdens; (ii) secondly, the regulatory environment in mainland China concerning data security and protection is evolving rapidly, and the uncertainties around the interpretation and application of these regulations could create compliance challenges for our operations in mainland China, even if our current practices are in line with existing requirements; (iii) in addition, with respect to our officers and directors, risks may exist in the following aspects: (1) our officers and directors based in mainland China may face increased responsibilities to ensure that all aspects of our operations comply with the CAC’s regulatory requirements, which includes staying updated on regulatory changes, implementing necessary compliance measures, and undergoing regular compliance training; (2) there is a potential risk of personal liability for our officers and directors under Chinese law if we are found in violation of data security regulations, which could lead to administrative penalties, fines, or other legal actions against them personally; and (3) the enhanced regulatory scrutiny might require our officers and directors to devote significant time and resources to compliance activities, potentially diverting their focus from strategic and operational initiatives, which could impact their ability to effectively manage and oversee our business; and (iv) moreover, although we have not been subject to any penalties or enforcement actions related to data security by Chinese authorities as of the date of this annual report, there is a risk that future regulatory actions or changes in enforcement priorities could impact our operations in mainland China, and this could include audits, inspections, or other regulatory actions that may disrupt our business activities or result in penalties.

We believe that we are currently in compliance with the applicable data security laws and regulations in mainland China as of the date of this annual report. We will continue to monitor regulatory developments closely and take necessary actions to ensure ongoing compliance. However, given the dynamic nature of the regulatory environment, we cannot assure that our compliance status will not be challenged or that future regulatory changes will not adversely impact our operations.

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

Among our directors and executive officers, Mr. Tao Yang, Mr. Jianfeng Xu and Ms. Yang Hu mainly reside within mainland China, and Ms. Lili Xu mainly resides in Hong Kong, and a portion of our assets and the assets of those persons are located within China. It may be difficult for investors to effect service of process upon us or those persons inside China or to enforce against us or them in China any judgments obtained from non-PRC courts. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. In addition, there is uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. However, a foreign judgment may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court since the judgment may be regarded as creating a debt between the parties to it, provided that the foreign judgment, among other things, is a final judgment conclusive upon the merits of the claim and is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the Unites States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment. However, judgments rendered by Hong Kong courts may be recognized and enforced in China if the requirements set forth by the Arrangement on Mutual Recognition and Enforcement of Judgments in Civil and Commercial Matters by Courts of Mainland and of the Hong Kong Special Administrative Region are met. Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions other than Hong Kong in relation to any matter not subject to binding arbitration provisions may be difficult.

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

Following the Statement of Protocol signed between the PCAOB and the CSRC and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, KPMG Huazhen LLP, was no longer a registered public accounting firm that the PCAOB was unable to inspect or investigate completely as of the date of the 2022 annual report. On November 30, 2023, the PCAOB announced that it had completed its inspections on registered public accounting firms headquartered in mainland China and Hong Kong for 2023 with the complete access required under the HFCA Act. As such, we were not identified as an SEC-identified issuer following the filing of our annual reports in 2023 and 2024 and we do not expect to be identified as an SEC-identified issuer following the filing of our annual report in 2025 either. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

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

The trading prices of the ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on September 30, 2020, the trading prices of our ADSs ranged from US$3.00 to US$41.35 per ADS, and the last reported trading price on April 21, 2025 was US$6.44 per ADS. The prices for our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies from emerging markets. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of the securities of other companies from emerging markets after their offerings, including technology companies and social media platforms, may affect the attitudes of investors toward companies from emerging markets listed in the U.S., which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other companies from emerging markets may also negatively affect the attitudes of investors towards companies from emerging markets in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of the ADSs. In particular, concerns about the economic impact of the Ukraine-Russia war have triggered significant price fluctuations in the U.S. stock market.

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

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline significantly. As of December 31, 2024, we had 133,336,411 Class A ordinary shares and 24,734,013 Class B ordinary shares outstanding. All ADSs representing our Class A ordinary shares are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding after our initial public offering are available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Under our third amended and restated memorandum and articles of association , no shareholder (other than our directors) shall have any right of inspecting any of our accounting record or book or document except as conferred by the Companies Act (As Revised) of the Cayman Islands or authorized by our board of directors or our shareholders in general meeting but we are obliged to make our register of shareholders open for inspection by our shareholders at no charge for such times and on such days as our board of directors shall determine at such place at which the register is kept in accordance with the Companies Act (As Revised) of the Cayman Islands. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

We believe we will be classified as a passive foreign investment company, or PFIC, which could result in adverse United States tax consequences to United States investors.

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we believe we were a passive foreign investment company, or PFIC, for our most recent taxable year and will continue to be a PFIC for the current and future taxable years.

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

We undertook a reorganization in 2018, or the Reorganization, to streamline our organizational structure. We established FYXTECH CORPORATION, or FYXTech Cayman, under the laws of the Cayman Islands in February 2018 as our current ultimate holding company and changed its name to Yalla Group Limited in November 2019. After the establishment of the ultimate holding company, we established FYXTECH Group Limited in the British Virgin Islands in March 2018 to hold FYXTECH HK Limited, our Hong Kong subsidiary established in March 2018. FYXTECH HK Limited in turn became the holding company of two operating subsidiaries in the PRC, namely Shenzhen Moov Technology Co., Ltd, or Shenzhen Moov, and Hangzhou Yale Information Technology Co., Ltd., or Hangzhou Yale Information (which is directly held by PARCHIS HK Limited, our Hong Kong subsidiary established in July 2022), which were established in October 2019 and December 2022, respectively.

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

We further established FYXTECH WAHA Limited in the British Virgin Islands in June 2022 to hold an operating subsidiary in the UAE, namely Metaverse Technology FZ-LLC, or Meta UAE, which was established in June 2022.

We currently operate our business mainly through Yalla UAE, Meta UAE, Shenzhen Moov, Hangzhou Yale Information, YG Technology, Shenzhen Moojo and Shenzhen Moojoyo. Yalla UAE functions as our primary business operation center and engages in sales, marketing, customer service and other business operations. Meta UAE and Hangzhou Yale Information both perform technology and product development functions. Shenzhen Moov primarily performs marketing and financial reporting functions. YG Technology performs game launching functions. Shenzhen Moojo and Shenzhen Moojoyo both perform gaming operational support functions.

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

Leveraging the above advantages, we have built a large and vibrant Yalla community and are the largest MENA-based online social networking and gaming company in terms of revenue in 2022 according to Frost and Sullivan. In the fourth quarter of 2024, approximately 41.4 million users visited our platform on average each month, and the number of paying users on our platform reached 12.3 million during the same period.

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

Our Financial Performance

We have experienced continued revenue growth in recent years. We primarily generate our revenue by providing group chatting and games services. Individual users consume virtual currencies to purchase virtual items and upgrade services or play games on our platform. Virtual items primarily consist of various virtual gifts and privileges in chat rooms or games. Upgrade services primarily consist of VIP rights or premium membership on our platform. Our revenues increased by 5.0% from US$303.6 million in 2022 to US$318.9 million in 2023 and further increased by 6.5% to US$339.7 million in 2024.

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
@yalla-رحمة
MaHoshojo
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

Countries
Tags
Chat Rooms
Voice Chats
Gifts
اكتشاف
شائعة
غرفتي
الهدايا المرسلة
البلد
المزيد
السعودية
الكويت
مصر
عمان
الجزائر
السودان
جديدة
COURCHEVEL
مرحبا بالمستخدمين الجدد
الأحداث
المعركة
المجلس
الأصدقاء
مرحبا بالمستخدمين
ID: 1001
1.7M
هدايا اسبوعية
كسب القطع الذهبية
67,000
399
199
19
1,000
169,999
5,999
699
6,999
إرسال

Localized Online Events

We organize localized online events, most of which are based on traditional holidays, to further enhance user engagement and interactions. In 2024, we organized 56 online events in Yalla and 66 online events in Yalla Ludo, all of which were based on Islamic traditional festivals or localized Arabic designs to enhance user engagement and interaction. For example, after Eid al-Fitr (April 10, 2024), Amir joined online celebrations while keeping up with his religious routines. He voice-chatted with friends in Yalla rooms, shared photos on Yalla Moments, sent and received activity gifts to earn shining points on the ranking list, making his festival even brighter. Before sleep, Amir switched to Yalla Ludo, played Ludo games under the festival event guidelines, completed the activity tasks and received the exclusive Ludo chessboard theme for Eid al-Adha. From June 11 to July 11 in 2024, our users celebrated Eid al-Adha on our platform by sending customized gifts and participating in online tasks. Approximately 5.3 million users participated in the event.

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
•
Content recommendation engine. We have been developing and implementing an individualized content recommendation engine. We established this engine based on the user behavior data that we have accumulated from 852.5 million registered users as of December 31, 2024, analyzed through our proprietary algorithms to achieve accurate user profiling. Such accurate user profiling in turn allows our content recommendation engine to match users with their favorite content.

•
Cloud-based network infrastructure. We have deployed a cloud-based network infrastructure, which can handle multi-party real-time online audio interactions. We currently use servers provided by industry-leading cloud service providers that are hosted mainly in data centers in Germany, the United States, Ireland and Mexico. Our cloud-based network infrastructure provides high quality data delivery and allows multiple users to interact online from anywhere in the world conveniently in real time. Our customized and proprietary systems are highly automated and designed to ensure scalability and reliability to support growth in our large user base. The number of servers contributes significantly to our fast streaming speed and reliable services, and can be expanded with comparative ease, given the relative convenience of renting data centers to host additional servers in any high traffic region in our network.

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

Our trademarks, including “Yalla,” “Yalla Ludo,” “Yalla Parchis,” “101 Okey Yalla” and “YallaChat,” are a critical component of the value of our business. As of December 31, 2024, we had 152 registered trademarks, 45 pending trademark applications and 152 registered copyrights in 48 jurisdictions, including a number of jurisdictions in MENA. As of December 31, 2024, we had 201 domain names, including yalla.com, and two invention patents.

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

Regulations Relating to Commercial Activities

The provisions of Federal Law No. 50 of 2022 as amended, on commercial transactions, or the Commercial Code, generally apply to companies incorporated in the DCC free zone. The Commercial Code covers a broad range of commercial and banking transactions and contains provisions relating to, among other things, commercial obligations, commercial pledges, commercial agency, commercial papers and bankruptcy and liquidation.

The provisions of Federal Law No. 5 of 1985 as amended, regarding civil transactions, or the Civil Code, generally apply to commercial transactions to the extent they do not conflict with the corresponding provisions of the Commercial Code. The Civil Code governs, among other things, basic contract law principles, property rights and the creation of various security interests. The Civil Code also contains general provisions imposing liability arising from intentional and negligent acts. Such provisions are derived from the disciplines and principles of Sharia. The Civil Code further provides for a distinction between direct and indirect (or consequential) harm, but does not define these terms.

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

Regulations Relating to Technology Media and Telecommunications

General content standards

Federal Law No. 55 of 2023 Regarding Media Regulation, which came into force on December 1, 2023, has repealed and replaced Federal Law No. 15 for 1980 Concerning Press and Publications as the key source for content regulations. Further, the Executive Regulations to Federal Law No. 55 of 2023 were issued by Cabinet Resolution No. (68) of 2024.

Federal Law No. 55 of 2023 Regarding Media Regulation applies to all media activities, including the production, circulation, printing or publishing of media content, of individuals, organizations, media outlets, and free zones dedicated to media in the UAE.

All media produced, circulated, printed or published in the UAE is subject to the media content standards contained in Article 17 of the Federal Law No. 55 of 2023 and Article 28 of the Executive Regulations. These standards require, amongst other things, that there is no criticism of any of the rulers of the individual emirates that constitute the UAE; no instigation against Islam or the system of ruling; no harm to the interest of the state or values of society; no opinions that violate public interest and moral; no instigation of criminal activity or incitement of hatred; no publication of confidential communications without permission; no blemishing of a president of, or agitating relations with, an Arab, Islamic or friendly state; no article defaming Arabs and their civilization and heritage; no information about an individual’s private life, if such information is meant to disgrace the individual; no false news (with bad faith); nothing inconsistent with public order, or that is misleading to the public.

Also of importance is the operation of the Telecommunications Annex 1-IAM Regulatory Policy, under Federal Law No 3 of 2003 regarding the organization of the Telecommunications Sector. The IAM regulatory policy grants the TDRA the broad ability to block websites and digital content (including games). In particular, the TDRA has the ability to have the local licensed telecommunication network operators block a website that contains content that is “contrary to the public interest, public morality, public order, public and national security, Islamic morality or is otherwise prohibited by any applicable UAE law, regulation, procedure, order or requirement.” As a result, the TDRA has the authority to require the blocking of any website involving inappropriate content, such as pornography, nudity, illegal drugs or gambling.

Finally, Federal Decree Law No. 34 of 2020 concerning the Fight Against Rumours and Cybercrimes, criminalizes certain online behaviour and could, if a complaint is raised, result in criminal charges being laid against the entities and people involved with the offending content (such as authors, editors, publishers). Offending content may include pornography, gambling, defamation, breach of privacy, sedition and similar incitements, and promotion of weapons.

Advertising and commercial content

Advertising is primarily regulated under the Federal Law No. 55 of 2023 Regarding Media Regulation and its Executive Regulations. Advertisement is defined as “showing, visual, audio, or printed content, whether electronic or paper, by any means, to the public for the purpose of marketing a product or service, or without compensation.” Media circulated for marketing purposes is also included under the definition of “media content.”

Irrespective of their form or the manner in which they are circulated, all advertisements must adhere to the media content standards listed under Federal Law No. 55 of 2023 Regarding Media Regulation and its Executive Regulations.

The Executive Regulations also prescribe specific terms and controls of advertising. Individuals, entities and media institutions, including those operating within media free zones, must comply with controls, which include, amongst other things that advertisements must not be ambiguous, unclear, or lacking in definitive meaning; advertisements must be clearly identified, distinct, and separate from other editorial and media content; and advertisements have to be delineated by clear boundaries, including during broadcasts, to differentiate them from other materials and time slots. In cases where advertisements directly or indirectly promote, advertise, or endorse a specific product or service, the advertiser needs clearly disclose any material return or commercial relationship with the person or entity that owns the advertised product or service. Advertisements cannot include the promotion of alcoholic beverages, prohibited narcotic substances, tobacco, or smoking, whether directly or indirectly.

Approval from the concerned authority is required, together with compliance with the requirements imposed by such authorities, in the case of advertisements for real estate; advertisements for medical products, clinics, hospitals, health services, or pharmaceutical products; advertisements related to securities and financial services; advertisements concerning providing educational services; and food-related advertisements.

Non–compliance with the above media content standards or the terms and controls of advertising may result in administrative sanctions, which include a fine not less than AED1,000 (US$273) and not more than AED1,000,000 (US$272,480), closure of establishment for a period of six months or cancellation of licenses, permits and approvals issued to the establishment.

Online content licensing and standards

Electronic and digital media activities are considered as part of “media activities” under Federal Law No. 55 of 2023 Regarding Media Regulation. Generally, licenses are required to carry out media activities. Any natural or legal person who wishes to practice such media activities must obtain a license for the UAE Media Council that permits promotional and advertisement services, for or without compensation, on social media and other modern technical means.

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

If the defamation occurred using electronic tools or platforms, it is covered by Federal Decree-Law No. (34) of 2021 On Countering Rumors and Cybercrimes (“CCL”).

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

The UAE Penal Code allows corporate entities to be found guilty of the offenses established by the UAE Penal Code, through the agency of directors, agents and other representatives. A corporate body convicted under these provisions would be liable to pay a fine of up to AED20,000 (US$5,446) and allow for the judges to include a jail sentence of up to three years where it is considered to be warranted.

Article 44 of the CCL also addresses the concept of privacy and states that any person who used an Information Network, Electronic Information System or any of the Information Technology Tools in assaulting the privacy of a person shall be punished by imprisonment for at least six months and/or a fine between AED150,000 (US$40,844) and AED500,000 (US$136,147). Additionally, any person who uses an Electronic Information System or an Information Technology Tool to perform any amendment or processing on a recording, picture or scene for the purpose of defamation or insulting another person or assaulting or violating his or her privacy shall be punished by imprisonment for at least one year and/or a fine between AED250,000 (US$68,074) and AED500,000 (US$136,147). This is in addition to the fine payable under the UAE Penal Code.

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

Similarly, the CCL is directed at both owner and operators of an electronic site or information network, so a safe harbor would not be generally available under the CCL either. Article 53 provides that “Everyone who uses a website or an electronic account in the commission of any of the following acts shall be sentenced to pay fine of not less than (300,000) three hundred thousand Dirhams (US$81,689) or more than (10,000,000) ten million Dirhams (US$2,722,785): 1. Stores, makes available or publishes illegal content and fails to remove or block access to such content during the period specified in the issued orders set out in this Decree-Law. 2. Abstains from compliance with one of the issued orders described in this Decree-Law, in whole or in part, without accepted excuse.” Further, Article 58 of the CCL provides that “the person in charge of de facto management of the juristic person shall be subject to the same penalties prescribed for the actions committed in breach of the provisions of this Decree-Law, if his knowledge thereof is evident, and the breach of his duties assigned by the management contributed in the commission of the crime. The juristic person shall be jointly held liable for the judged fines or remedies, if the offence is committed by an employee, in name and in favor of the juristic person.” As such, the CCL may apply to either a party that hosts user uploaded content or the party that creates and uploads the content within a chat room or an online voice communication application, or both.”

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
•
the VoIP service is a paid service provided through the local public telecommunications service providers licensed by the TDRA under Federal Law No 3 Of 2003 Regarding The Organization of The Telecommunications Sector, as amended; or
•
the VoIP service is provided by a third party in collaboration with the licensees or by obtaining an exemption approval from TDRA to provide the service.

The sale or supply of telecommunications services to subscribers in the UAE is a regulated activity under the Telecoms Law. No individual or organization is permitted to conduct any regulated activity unless authorized by a license or exempted in accordance with the Telecoms Law. There are currently only two licensed public telecommunications network operators and service providers in the UAE. The granting of any further public telecommunications licenses is unlikely at this time due to state policy. Importantly, the licensees are expressly permitted to block VoIP services over their networks which are provided by a person not licensed to do so under the Telecoms Law unless instructed by the TDRA to do otherwise.

The TDRA issued a statement in March 2015 clarifying that “Voice over Internet Protocol (VoIP) are considered part of the UAE’s regulated activities. The TDRA has granted licensed operators the eligibility to provide such services across their networks. Companies wishing to provide such services should coordinate with the UAE’s licensed service providers in this regard.”

The TDRA’s website states that the TDRA, at its sole discretion, may provide a VoIP exemption approval to allow VoIP applications in the UAE, taking into consideration the users and market demands and needs. Applicants may request the “ VoIP exemption” by sending an official letter addressed to TDRA.

Aside from this statement, no formal process or criteria for obtaining the exemption approval has been publicly issued. The TDRA website indicates that the likes of Microsoft Teams, Zoom, Blackboard, Google Meet (Meeting only), Cisco Webex, Avaya Spaces, BlueJeans, and Slack are VoIP applications that are allowed in the UAE. Currently the TDRA have paused the acceptance and approvals of exemption approval requests and do not have a specific timeline for when they will resume accepting applications.

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

Our mobile applications, which enable voice-based, real-time communications on the Internet, may be deemed to be VoIP services. Our mobile applications have been on the market in the UAE since April 2016. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be required to obtain and maintain licenses and approvals relating to Internet or telecommunications services in certain jurisdictions.”

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

Introduction of federal corporate tax in 2023

Notwithstanding the above, the UAE has issued the CT Law, pursuant to which a federal corporate tax applies to taxable persons in respect of their financial periods starting on or after June 1, 2023.

Corporate tax applies to (amongst other categories) all legal persons in the UAE at a rate of 9% on taxable income above AED375,000.

However, entities incorporated or registered in free zones that are considered qualifying free zone persons are subject to 0% tax on their qualifying income.

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

Notwithstanding the above, pursuant to Federal Decree-Law No. 60 of 2023 (which amended the CT Law), and Cabinet Decision No. 142 of 2024, effective since January 1, 2025, a top-up-tax has been implemented for entities that are part of certain large multinational enterprises, such that the effective tax rate applicable to them becomes 15%. The top-up-tax generally applies to constituent entities that are members of a multinational enterprise group that has annual global consolidated revenues of 750 million Euros or more in at least two out of the four fiscal years immediately preceding the tested fiscal year.

Separately, certain categories of UAE-sourced income generated by non-residents persons without a permanent establishment in the UAE will be subject to withholding tax, currently set at the rate of 0%.

Under the CT Law, the UAE has also introduced transfer pricing rules and requirements that largely follow the OECD guidelines.

China

Regulations Related to Foreign Investment

Foreign Investment Law

The establishment, operation and management of corporate entities in the PRC is governed by the Company Law of the PRC, or the Company Law, which was promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, on December 29, 1993 and last amended and became effective July 1, 2024. A foreign-invested company is also subject to the Company Law unless otherwise provided in the foreign investment laws.

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

The Foreign Investment Law establishes a management system of pre-establishment national treatment which includes a negative list to foreign investment. It stipulates that the government will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. The Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 Version), or the 2024 Negative List, was published under the authority of the MOFCOM and the NDRC on September 6, 2024 and became effective on November 1, 2024, replaced and abolished the Special Administrative Measures for Entrance of Foreign Investment (2021 Edition) regulating the access of foreign investors to China. Foreign investors are barred from investing in prohibited industries in the negative list and must comply with the specified requirements when investing in restricted industries in that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or foreign-invested enterprises are required to file information reports and foreign investment is subject to the national security review. In addition, the Implementation Rules of the Foreign Investment Law, effective on January 1, 2020, clarifies that the Foreign Investment Law and its implementation rules also apply to investments by FIEs in China.

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

On December 19, 2020, the NDRC and the Ministry of Commerce jointly promulgated the Measures on the Security Review of Foreign Investment, which came into effect on January 18, 2021, establishing a working mechanism for the security review of foreign investments. Foreign investments involving in (i) military industry, military industrial supporting and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technology and Internet products and services, important financial services, key technologies, and other important fields relating to national security, and obtaining the actual controlling stake in the investee enterprise, must take the initiative to declare to the office of the working mechanism and obtain the approval from the office prior to implementation of the investments. The circumstances of “obtaining the actual controlling stake” includes that (i) the foreign investor holds more than 50% of the equity of an enterprise; or (ii) the foreign investor holds less than 50% of the equity of an enterprise, but the voting rights held by it can have significant impact on the resolutions of the board of directors, the board of shareholders, or the general meeting of shareholders; or (iii) other circumstances where the foreign investor may have significant impact on the enterprise’s business decision-making, human resources, finance, technology, among other things.

Foreign Investment Industrial Policy

Investment activities in China by foreign investors are principally governed by the Catalogue for the Encouragement of Foreign Investment Industries (2022 Edition), and the 2024 Negative List. The catalogue and the 2024 Negative List set forth the industries in which foreign investments are encouraged, restricted, and prohibited. Industries that are not listed in any of these three categories are generally open to foreign investment, unless otherwise specifically restricted by other PRC rules and regulations.

Regulations Related to Dividend Distribution

The principal regulations governing the distribution of dividends by wholly foreign-owned enterprises include the Company Law, the Foreign Investment Law, the Implementation Rules of the Foreign Investment Law, and the EIT Law and its implementation rules. Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with the PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in the PRC is required to set aside at least 10% of its after-tax profit, as calculated using the PRC accounting standards, each year to its general reserves until its cumulative total reserve funds reach 50% of its registered capital. A company must not distribute any profits until any losses from prior fiscal years have been offset.

Regulations Related to Foreign Exchange

Regulations related to foreign currency exchange

According to the Foreign Exchange Administration Regulations as last amended on August 5, 2008, the foreign exchange income and expenditure and foreign exchange business operations of Chinese institutions and individuals, as well as the foreign exchange income and expenditure and foreign exchange business operations conducted within the territory of the PRC by overseas institutions and individuals, shall be subject to foreign exchange administration. Renminbi is convertible for payments of current account items such as trade and service-related foreign exchange transactions and dividend payments, but the conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for capital account items such as direct equity investment, loans or repatriation of investment requires prior approval from the SAFE, or its local counterpart.

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure and became partially invalid according to the Circular on Repealing and Invalidating Five Normative Documents Concerning Administration of Foreign Exchange and some Articles of Seven Normative Documents Concerning Administration of Foreign Exchange (the “Circular on Repealing and Invalidating”) promulgated by the SAFE on December 30, 2019. Pursuant to Circular on Repealing and Invalidating, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents, or the Circular 21, in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. Circular 21 was partially invalid according to Circular on Repealing and Invalidating.

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

Regulations related to foreign exchange registration of overseas investment by PRC resident

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before the establishment or control of an SPV, PRC residents are required to complete foreign exchange registration with SAFE or its local branch. Following the initial registration, any change in basic information of the SPV or any material change with respect to the capital of the SPV, shall be registered with SAFE in time. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015, and partly amended in December 2019 and in March 2023. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE.

Regulations Related to Tax

Enterprise income tax

On March 16, 2007, the NPC issued the EIT Law, which was last amended by the SCNPC on December 29, 2018. The Regulation on the Implementation of the Enterprise Income Tax Law, or the EIT Regulation, was issued by the State Council on December 6, 2007 and became effective on January 1, 2008, and was last amended on December 6, 2024 and became effective on January 5, 2025. Pursuant to the EIT Law and the EIT Regulation, both domestic and foreign-invested enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located in the PRC are considered resident enterprises. The defined term “de facto management bodies” are “establishments that carry out substantial and overall management and control over production and operations, personnel, accounting, and properties” of the enterprise. In April 2009, the SAT issued the Circular of the SAT on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or SAT Circular 82, which became partially invalid on December 29, 2017, and provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China.

If an enterprise is considered a PRC resident enterprise under the above definition, its global income will be subject to enterprise income tax at the rate of 25%. The Notice on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management issued by the State Administration of Taxation, or the SAT, on April 22, 2009 and effective on January 1, 2008 and partly amended on December 29, 2017 and effective on the same date, sets up a more specific definition of the “de facto management bodies” standard. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in the PRC only if all of the following conditions are met: (i) the senior management and core management departments in charge of daily production and operations are located mainly in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior management habitually reside in the PRC.

Value-added tax

The State Council issued the Interim Regulation on Value Added Tax, or the VAT, on December 13, 1993, which was last amended on November 19, 2017 and shall be replaced by Value Added Tax Law published by SCNPC on December 25, 2024 that will become effective on January 1, 2026. The Detailed Rules for the Implementation of the Interim Regulation on VAT was issued by the Ministry of Finance, or the MOF, on December 25, 1993 and last amended on October 28, 2011. According to the Interim Regulation on VAT and Detailed Rules for the Implementation of the Interim Regulation on VAT, entities and individuals selling goods in the PRC or providing processing services, repair services and importation services should be subject to VAT, and the payable tax amount shall be calculated by deducting input tax for the current period from output tax for the current period. The VAT rates generally applicable are simplified as 17% on the sale of goods, 11% on the imports of goods, and 6% on services, and the VAT rate applicable to the small-scale taxpayers is 3%.

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

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving relevant laws and regulations on data security, cross-border data transmission, and confidential information management. It stipulated that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures. On February 24, 2023, CSRC and other PRC regulatory authorities jointly revised the Provisions on Strengthening the Confidentiality and Archives Management for Overseas Securities Offerings and Listings, which took effect on March 31, 2023. The provisions expand the scope to cover both direct and indirect overseas listings of domestic enterprises and set forth the following requirements: (i) companies must review and handle documents provided to overseas parties, including obtaining approval for documents involving state secrets. Service agreements with intermediaries must include explicit confidentiality clauses in compliance with Chinese laws; (ii) working papers and accounting records generated within China must be stored domestically and not transferred overseas without approval; and (iii) companies must report to the CSRC or competent authorities before cooperating with overseas investigations.

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

On September 24, 2024, the State Council issued the Regulations on Network Data Security Management, which took effective on January 1, 2025. The regulation reiterates and further clarifies key rules for data processing and cybersecurity: (i) a network data processor may transfer personal information abroad without applying for the security assessment if satisfying certain conditions, such as when the data transfer is necessary to perform statutory duties or obligations; and (ii) network data processors conducting network data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant national regulations. In addition, the Regulations on Network Data Security Management also require that network data processors processing important data shall conduct an annual risk assessment of their cyber data processing activities, and submit the risk assessment report of the previous year to the competent authorities at or above the provincial level.

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

C.
Organizational Structure

The following diagram illustrates our corporate structure as of December 31, 2024. Certain entities that are immaterial to our results of operations, business and financial condition are omitted.

We currently operate our business mainly through Yalla UAE, Meta UAE, Shenzhen Moov, Hangzhou Yale Information, YG Technology, Shenzhen Moojo and Shenzhen Moojoyo. Yalla UAE functions as our primary business operation center and engages in sales, marketing, customer service and other business operations. Meta UAE and Hangzhou Yale Information both perform technology and product development functions. Shenzhen Moov primarily performs marketing and financial reporting functions. YG Technology performs game launching functions. Shenzhen Moojo and Shenzhen Moojoyo both perform gaming operational support functions.

D.
Property, plants and equipment

Our headquarters are located at our offices in Dubai, the United Arab Emirates, where we manage our corporate affairs, as well as maintaining certain sales and marketing, technology and product development and customer service personnel. In 2024, we further launched our new research and development center in Dubai. In addition, certain of our technology and product development team is based in our offices in Hangzhou, China, and our marketing and financial reporting teams are based in our offices in Shenzhen, China.

We currently lease and occupy approximately 5,244 square feet of office space in Dubai, approximately 1,021 square meters of office space in Shenzhen, approximately 6,378 square meters of office space in Hangzhou, approximately 696 square meters of office space in Guangzhou and approximately 1,567 square feet of office space in Hong Kong. These leases have terms of one year to three years. We also purchased two buildings of approximately 679 square meters in Shenzhen.

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

A.
Operating Results

Overview

We are a social networking and gaming platform in MENA. We have built a large and vibrant Yalla community. In the fourth quarter of 2024, approximately 41.4 million users visited our platform on average each month, and the number of paying users on our platform reached 12.3 million during the same period.

We have experienced continued revenue growth in recent years. We primarily generate our revenue by providing group chatting and games services. Individual users consume virtual currencies to purchase virtual items and upgrade services or play games on our platform. Virtual items primarily consist of various virtual gifts and privileges in chat rooms or games. Upgrade services primarily consist of VIP rights or premium membership on our platform. Our revenues increased by 5.0% from US$303.6 million in 2022 to US$318.9 million in 2023 and further increased by 6.5% to US$339.7 million in 2024.

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

Our ability to expand user base

We primarily generate our revenue by providing group chatting and games services. Our ability to expand our user base will affect the growth of our business and revenues going forward. Our average MAUs increased by 13.3% from 32.0 million in the three months ended December 31, 2022 to 36.2 million in the three months ended December 31, 2023, and further increased by 14.4% to 41.4 million in the three months ended December 31, 2024. We seek to further expand our user base by penetrating our existing markets and expanding into other underserved markets. Our ability to expand user base depends on our abilities to, among other things, deliver superior user experience, raise brand recognition, utilize cost-effective user acquisition channels and increase attractiveness and breadth of content offerings.

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

Our ability to monetize

Our results of operations mainly depend on our ability to monetize our user base by converting non-paying users into paying users and keeping them active. Our revenues are primarily affected by the number of paying users and ARPPU. Despite a slight decrease in the number of paying users from 12.5 million in the three months ended December 31, 2022 to 11.9 million in the three months ended December 31, 2023, primarily due to a near-term game mechanism adjustment, our revenues continued to grow rapidly from US$75.1 million in the three months ended December 31, 2022 to US$80.9 million in the three months ended December 31, 2023. We later experienced growth in the number of paying users from 11.9 million in the three months ended December 31, 2023 to 12.3 million in the three months ended December 31, 2024, primarily driven by consistently enhancing our user experience and boosting user engagement with content tailored to local culture. Our revenues also continued to grow rapidly from US$80.9 million in the three months ended December 31, 2023 to US$ 90.8 million in the same period of 2024. Our solid revenue growth was partially attributable to the increase in ARPPU, which increased from US$6.6 in the three months ended December 31, 2023 to US$7.2 in the same period of 2024.

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

The following table sets forth our average MAUs, paying users and ARPPU:

	Three Months Ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Average MAUs (in thousands)	32,973	34,192	35,096	36,237	37,791	38,999	40,176	41,445
Paying users (in thousands)	13,514	13,402	11,236	11,930	12,806	12,023	12,582	12,309
ARPPU(1) (US$)	5.4	5.8	7.4	6.6	6.0	6.6	6.9	7.2

(1)
When calculating the ARPPU, we include revenues generated from Yalla, Yalla Ludo, Yalla Parchis, 101 Okey Yalla, Ludo Royal (since the third quarter of 2023) and WeMuslim (since the third quarter of 2024) in a given period.

Average MAUs

Average MAUs allows us to evaluate the size of user base and the level of user engagement on our platform. We calculate average MAUs in a given period by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period. We define active users as registered users who accessed any of our main mobile applications at least once during a given period. Yalla, Yalla Ludo, Yalla Parchis, YallaChat and 101 Okey Yalla have been our main mobile applications for the periods presented herein; WeMuslim has been our main mobile application since the second quarter of 2023; and Ludo Royal has been our main mobile application since the third quarter of 2023.

Average MAUs have grown rapidly, primarily due to continued efforts in user acquisition to penetrate the market.

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

The number of paying users steadily increased from 11.9 million for the fourth quarter of 2023 to 12.3 million for the fourth quarter of 2024. Such growths were primarily driven by consistently enhancing our user experience and boosting user engagement with content tailored to local culture.

ARPPU

ARPPU is a measure we adopted to better understand user behaviors and evaluate our monetization strategies. We calculate ARPPU in a given period by dividing (i) revenues generated from Yalla, Yalla Ludo, Yalla Parchis, 101 Okey Yalla, Ludo Royal (since the third quarter of 2023) and WeMuslim (since the third quarter of 2024) in a given period, by (ii) the number of paying users for such period.

Our ARPPU increased from US$6.6 in the fourth quarter of 2023 to US$7.2 in the same period of 2024 mainly because our enhanced social and gamification features derive users to spend more on our platform.

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

British Virgin Islands

Under the current laws of the British Virgin Islands, or the BVI, our subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. In addition, upon payments of dividends by the subsidiaries to their shareholders, no BVI withholding tax will be imposed.

UAE

For the years ended December 31, 2022 and 2023, our subsidiaries incorporated in the UAE were not subject to tax on income or capital gain. The UAE has introduced Federal Decree-Law No. 47 of 2022 on the Taxation of Corporations and Businesses (the “CT Law”), which applies to financial years beginning on or after June 1, 2023. Under the CT Law, corporate tax is applicable to (amongst others) legal persons in the UAE at the rate of 9% on taxable income above AED375,000. However, entities incorporated or registered in free zones that are considered qualifying free zone persons are subject to 0% tax on their qualifying income.

One of our UAE subsidiaries applies 0% tax rate on its qualifying income, as a qualifying free zone person (“QZFP”) for the year ended December 31, 2024, while other UAE subsidiaries are subject to the corporate tax at a rate of 9%. We believe that the subsidiary is more likely than not that satisfying all the conditions for QFZP prescribed in the CT Law. If a free zone person does not meet all the conditions, it will be subject to a rate of 9% on its taxable income.

For fiscal years beginning on or after January 1, 2025, a top-up-tax has been implemented for certain entities that are part of large multinational enterprises, such that the effective tax rate applicable to them becomes 15%. The top-up-tax generally applies to constituent entities that are members of a multinational enterprise group that has annual global consolidated revenues of 750 million Euros or more in at least two out of the four fiscal years immediately preceding the tested fiscal year.

Additionally, although a withholding tax framework has been introduced in the UAE, the applicable rate is currently set at 0% and although this is subject to change, the UAE does not currently impose a withholding tax on payments of dividends to shareholders.

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

Mainland China

Our company’s mainland China subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

Under the EIT Law and its implementation rules, an enterprise established outside mainland China with a “de facto management body” within mainland China is considered a PRC resident enterprise for Chinese enterprise income tax purposes. A PRC resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its global income. The implementation rules to the EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the production and business operations, personnel, accounting, properties, etc., occurs within the mainland China. Our company is a company incorporated outside the mainland China and is not an offshore entity controlled by mainland China enterprises. As a holding company, its key assets are its ownership interests of its subsidiaries, and its key assets and operation are located outside the mainland China. We do not believe that it is more likely than not that our company and our subsidiaries registered outside the mainland China should be treated as residents for EIT Law purposes. If the PRC tax authorities subsequently determine that our company and our subsidiaries registered outside the mainland China are deemed resident enterprises, our company and our subsidiaries registered outside the mainland China will be subject to the PRC income tax at a rate of 25%. As of December 31, 2024, we had not received any inquiry or notice from the tax authorities of mainland China in respect of the tax resident status of its offshore entities.

Singapore

The subsidiary incorporated in Singapore is subject to the Singapore Corporate Tax rate of 17%.

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

	For the Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues	303,604	100.0	318,878	100.0	339,676	100.0
Costs and expenses
Cost of revenues	(113,808)	(37.6)	(114,527)	(36.0)	(120,471)	(35.6)
Selling and marketing expenses	(49,940)	(16.4)	(45,383)	(14.2)	(31,348)	(9.2)
General and administrative expenses	(36,583)	(12.0)	(36,808)	(11.5)	(37,424)	(11.0)
Technology and product development expenses	(24,575)	(8.1)	(25,805)	(8.1)	(29,031)	(8.5)
Total costs and expenses	(224,906)	(74.1)	(222,523)	(69.8)	(218,274)	(64.3)
Operating income	78,698	25.9	96,355	30.2	121,402	35.7
Interest income	3,301	1.1	19,833	6.2	28,674	8.4
Government grants	322	0.1	337	0.1	800	0.2
Investment income	21	0.0	1,728	0.6	(2,806)	(0.7)
Impairment loss of investments	(705)	(0.2)	(2,509)	(0.8)	—	—
Income before income taxes	81,637	26.9	115,744	36.3	148,070	43.6
Income tax expense	(2,599)	(0.9)	(2,686)	(0.8)	(13,919)	(4.1)
Net income	79,038	26.0	113,058	35.5	134,151	39.5

Comparison of Year Ended December 31, 2024 and Year Ended December 31, 2023

Revenues. Our total revenues increased by 6.5% from US$318.9 million in 2023 to US$339.7 million in 2024, which was primarily driven by our broadening user base and enhanced monetization capability.

Costs and expenses. Our total costs and expenses decreased by 1.9% from US$222.5 million in 2023 to US$218.3 million in 2024.

•
Cost of revenues. Our cost of revenues increased by 5.2% from US$114.5 million in 2023 to US$120.5 million in 2024, mainly due to an increase in commission fees paid to third-party payment platforms by US$7.5 million from 2023 to 2024 as a result of increasing revenues generated. Cost of revenues as a percentage of our total revenues decreased from 35.9% in 2023 to 35.5% in 2024.
•
Selling and marketing expenses. Our selling and marketing expenses decreased by 30.9% from US$45.4 million in 2023 to US$31.3 million in 2024, mainly due to a decrease in advertising and market promotion expenses by US$10.6 million from 2023 to 2024 driven by a more disciplined advertising and promotion approach. As a result, selling and marketing expenses as a percentage of our total revenues decreased from 14.2% in 2023 to 9.2% in 2024.
•
General and administrative expenses. Our general and administrative expenses increased by 1.7% from US$36.8 million in 2023 to US$37.4 million in 2024. The increase was mainly due to an increase in salaries and other benefits for our general and administrative staff by US$7.1 million from 2023 to 2024, partially offset by (i) a decrease in share-based compensation expenses by US$4.5 million from 2023 to 2024, and (ii) a decrease in foreign exchange loss of US$1.2 million from 2023 to 2024. General and administrative expenses as a percentage of our total revenues decreased from 11.5% in 2023 to 11.0% in 2024.
•
Technology and product development expenses. Our technology and product development expenses increased by 12.5% from US$25.8 million in 2023 to US$29.0 million in 2024, mainly due to an increase in salaries and benefits for our technology and product development staff by US$3.7 million from 2023 to 2024, driven by an increase in the headcount of our technology and product development staff to support the development of new businesses and expansion of our product portfolio. Technology and product development expenses as a percentage of our total revenues slightly increased from 8.1% in 2023 to 8.5% in 2024.

Interest income. Our interest income increased significantly from US$19.8 million in 2023 to US$28.7 million in 2024, primarily due to the increased position of cash and cash equivalents and increased investments in wealth management products.

Government grants. Our government grants slightly increased from US$0.3 million in 2023 to US$0.8 million in 2024.

Investment income (loss). Our investment loss was US$2.8 million in 2024, compared to an investment income of US$1.7 million in 2023, primarily due to changes in fair value of certain debt securities recognized in 2024.

Impairment loss of investments. Our impairment loss of long-term investments was nil in 2024, compared to US$2.5 million in 2023. The decrease was due to the loss of investment in an equity investee recognized in 2023.

Income tax expense. Our income tax expense increased from US$2.7 million in 2023 to US$13.9 million in 2024, primarily due to the introduction and implementation of the UAE Corporate Tax Law, which is effective for the financial years starting on or after June 1, 2023.

Net income. As a result of the foregoing, our net income increased by 18.7% from US$113.1 million in 2023 to US$134.2 million in 2024.

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

The following table reconciles our non-GAAP operating income in the years presented to operating income:

	For the Year Ended December 31,
	2022	2023	2024
	(US$ in thousands)
Operating income	78,698	96,354	121,401
Add: share-based compensation expenses	26,691	17,930	14,692
Non-GAAP operating income	105,389	114,284	136,093

The following table reconciles our non-GAAP net income in the years presented to net income:

	For the Year Ended December 31,
	2022	2023	2024
	(US$ in thousands)
Net income	79,038	113,058	134,151
Add: share-based compensation expenses, net of tax effect of nil*	26,691	17,930	14,692
Non-GAAP net income	105,729	130,988	148,843

* Share-based compensation expenses were recorded at our Company (incorporated in the Cayman Islands), and our subsidiaries incorporated in PRC and UAE. Share-based compensation expenses were non-deductible expenses in the PRC and UAE and the statutory tax rate of Cayman Islands is nil. Therefore, there is no tax impact for share-based compensation expenses adjustment for our company’s non-GAAP financial measures.

B.
Liquidity and Capital Resources

Our primary sources of liquidity have been issuance of equity securities and cash provided by operating activities, which have historically been sufficient to meet our working capital and capital expenditure requirements.

In 2022, 2023 and 2024, net cash provided by operating activities was US$119.5 million, US$139.3 million and US$172.8 million, respectively.

As of December 31, 2024, we had cash and cash equivalents and restricted cash of US$490.4 million, as compared to cash and cash equivalents and restricted cash of US$312.3 million as of December 31, 2023.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2022	2023	2024
	(US$ in thousands)
Net cash provided by operating activities	119,548	139,320	172,817
Net cash (used in) provided by investing activities	(62,566)	(226,125)	18,579
Net cash provided by (used in) financing activities	371	(7,554)	(12,823)
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	(1,582)	(591)	(524)
Net increase (decrease) in cash and cash equivalents and restricted cash	55,771	(94,950)	178,049
Cash and cash equivalents and restricted cash at the beginning of the year	351,486	407,257	312,307
Cash and cash equivalents and restricted cash at the end of the year	407,257	312,307	490,356

Operating Activities

Net cash provided by operating activities was US$172.8 million in 2024, primarily due to net income of US$134.2 million, adjusted for the effects of changes in working capital and other activities. Reconciliation of net income to net cash provided by operating activities primarily consisted of the non-cash share-based compensation expenses of US$14.7 million. Changes in working capital primarily consisted of an increase in deferred revenue of US$11.5 million due to the growth of our business, and an increase in income taxes payable of US$8.2 million due to the introduction and implementation of the UAE Corporate Tax Law.

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

Investing Activities

Net cash provided by investing activities was US$18.6 million in 2024, which was primarily attributable to proceeds from maturity of term deposits of US$304.2 million, partially offset by (i) purchase of term deposits of US$181.9 million, and (ii) payments of long-term investments of US$93.5 million.

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

Financing Activities

Net cash used in financing activities was US$12.8 million in 2024, which was primarily attributable to repurchase of shares of US$13.9 million, partially offset by proceeds from exercise of share options of US$1.1 million.

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

Capital Expenditures

We made capital expenditures of US$16.3 million, US$1.6 million and US$0.8 million in 2022, 2023 and 2024, respectively. Our capital expenditures were mainly used for purchases and prepayments of property and equipment and purchases of intangible asset. We will continue to make capital expenditures to meet the expected growth of our business.

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

Our technology and product development expenses were US$24.6 million, US$25.8 million and US$29.0 million in 2022, 2023 and 2024, respectively.

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

For the year ended December 31, 2024, we had not identified critical accounting estimates that involve a significant level of estimation uncertainty and would have a material impact on our results.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Tao Yang	48	Chairman and Chief Executive Officer
Saifi Ismail	43	Director and President
Jianfeng Xu	37	Director and Chief Operating Officer
David Cui	56	Independent director
Lili Xu	43	Independent director
Saeed Al Hamli	57	Independent director
Mohamed Al Ghanim	54	Independent director
Yang Hu	42	Chief Financial Officer

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

David Cui has served as one of our independent directors since September 2020. Mr. Cui served as the chief financial officer of Vipshop Holdings Limited from October 2020 to May 2023. Mr. Cui has also served as an independent non-executive director of Inkeverse Group Limited, a leading Chinese mobile live streaming company listed on the Hong Kong Stock Exchange, since June 2018, and Qudian Inc., a NYSE-listed consumer-oriented technology company in China since May 2024. Mr. Cui has extensive experience in public accounting and financial management. From August 2017 to September 2020, Mr. Cui was the chief financial officer of Huami Corporation. From August 2015 to April 2017, Mr. Cui was the chief financial officer of China Digital Video Holdings Limited, a company listed on the Hong Kong Stock Exchange. Prior to that, Mr. Cui was an independent financial advisor to high growth companies on business strategies, fund raising, corporate governance and accounting matters. From April 2011 to August 2013, Mr. Cui was the chief financial officer in iKang Healthcare Group, Inc., a company listed on the Nasdaq Global Select Market. He was an audit senior manager of Deloitte Touche Tohmatsu, China from April 2007 to April 2011. Prior to that, Mr. Cui was the financial reporting manager of Symantec Corporation. From April 2004 to August 2006, he served as an audit manager of Ernst & Young, California. Mr. Cui was a senior auditor in the Audit and Advisory Services practice of Health Net, Inc., California from May 2001 to April 2004. From January 1996 to May 2001, Mr. Cui worked in public accounting in Canada and the United States. Mr. Cui has a bachelor’s degree in business administration from Simon Fraser University, Canada and is a retired U.S. CPA.

Lili Xu has served as one of our independent directors since February 2021. Ms. Xu has also served as an independent director of MINISO Group Holding Limited (NYSE: MNSO) since October 2020 and Weilong Group (HKEx: 9985) since December 2022. Ms. Xu has been the chief financial officer of ClouDr Group Limited (HKEx: 9955) since October 2020. In addition, Prior to that, Ms. Xu served as the chief financial officer of Tongdao Liepin Group (HKEx: 6100) from March 2014 to September 2020 and an executive director thereof since March 2018. From January 2005 to March 2014, Ms Xu held various positions at General Electric Company (NYSE: GE), including the chief financial officer of GE Power Generation Services China. Ms. Xu received a bachelor’s degree in international business from Nanjing University in June 2003 and a master of science degree in local economic development from the London School of Economics and Political Science in November 2004. Ms. Xu received an Executive MBA from Tsinghua University in 2024. Ms. Xu is a public accountant certified by the Board of Accountancy of Washington State of the United States.

Mohamed Al Ghanim has served as one of our independent directors since August 2022. He also serves as a senior partner in Alpha Alliance Consultancy Company, the chief executive officer of IntelGent Management Consultancies, and the chairman of audit committees of Ethara Sole Proprietorship LLC and Miral LLC. Mr. Al Ghanim is a renowned telecommunications expert with an extensive regulatory background. He is the founder and ex-director general of the TDRA. From 2004 to 2018, Mr. Al Ghanim led the TDRA to successfully design and implement a regulatory framework for the sector. He also improved UAE’s global competitiveness in the telecom sector by promoting technical skills and national human capital. In addition to his work at the TDRA, Mr. Al Ghanim also held noteworthy positions across the industry, including the vice chairman of the UAE Information and Communications Technology Fund from 2006 to 2009, the chairman of the UAE Institute for Advanced Science and Technology from 2006 to 2009, and a board member of National Media Council from 2008 to 2010. Mr. Al Ghanim received a bachelor’s degree in engineering with excellence and honors from Khalifa University in 1994.

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

Yang Hu has served as the Chief Financial Officer of our company since June 2020. Ms. Hu joined our company in September 2018 and was serving as our finance director prior to her appointment as our Chief Financial Officer. Prior to joining our company, Ms. Hu served as the finance director of Qianbao Jinfu (Beijing) Technology Co., Ltd. from October 2017 to September 2018. Prior to that, Ms. Hu worked at ZTE Corporation from September 2008 to August 2017, where she focused on corporate finance in both China and the Middle East. Ms. Hu holds a master’s degree in economics from Xi’an Jiaotong University. Ms. Hu received an Executive MBA from Tsinghua University in 2024.

B.
Compensation

Compensation

In 2024, we paid aggregate cash compensation of US$21.5 million to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. Our operating subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance and other statutory benefits. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

Option Grants

Since the adoption of the 2018 Plan, we have granted options to certain directors, officers and employees. As of December 31, 2024, 21,187,032 Class A ordinary shares were issuable upon the exercise of outstanding share options under the 2018 Plan, and 113,500 Class A ordinary shares were available for future equity awards under the 2018 Plan.

The table below summarizes, as of December 31, 2024, the options we have granted to our directors and executive officers under the 2018 Plan.

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

As of December 31, 2024, other employees as a group held outstanding options to purchase 12,017,032 Class A ordinary shares of our company under the 2018 Plan, at exercise prices ranging from US$0.10 to US$0.68 per share.

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

Option Grants

Since the adoption of the 2020 Plan, we have granted options to certain directors, officers, employees, as well as an external consultant. As of December 31, 2024, 8,622,292 Class A ordinary shares were issuable upon the exercise of outstanding share options under the 2020 Plan, and 1,560,987 Class A ordinary shares were available for future equity awards under the 2020 Plan, subject to further increases of reserved shares pursuant to the evergreen provision described above.

The table below summarizes, as of December 31, 2024, the options we have granted to our directors and executive officers under the 2020 Plan.

Name	Position	Ordinary Shares Underlying Options Awarded	Option Exercise Price (US$)	Grant Date	Option Expiration Date
Saifi Ismail	Director and President	*	0.68	September 1, 2021	September 1, 2031
		*	0.22	August 15, 2023	August 15, 2033
Yang Hu	Chief Financial Officer	*	0.22	November 9, 2022	November 9, 2032
Jianfeng Xu	Director and Chief Operating Officer	1,600,000	0.22	August 1, 2024	August 1, 2034

* Less than 1% of our outstanding shares.

As of December 31, 2024, other grantees a group held outstanding options to purchase 5,722,292 Class A ordinary shares of our company under the 2020 Plan, at exercise prices ranging from US$0.22 to US$0.68 per share.

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

D.
Employees

We had 829,778 and 815 employees as of December 31, 2022, 2023 and 2024, respectively. Our employees are based across Dubai, Hangzhou, Shenzhen, Guangzhou and Hong Kong. The following table sets forth the number of our employees by function as of December 31, 2024.

Function	Number of Employees	% of Total
Platform maintenance and product development	557	68.0
Customer services and operations	139	17.0
General and administration	89	11.0
Sales and marketing	30	4.0
Total	815	100

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

As of March 31, 2025, the total number of ordinary shares outstanding is 157,535,853, comprising 132,801,840 Class A ordinary shares and 24,734,013 Class B ordinary shares.

	Ordinary Shares Beneficially Owned as of March 31, 2025
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power**
Directors and Executive Officers:***
Tao Yang(1)	42,335,505	24,734,013	40.9	84.7
Saifi Ismail	*	—	*	*
Jianfeng Xu(2)	10,336,326	—	6.4	1.6
David Cui	—	—	—	—
Lili Xu	—	—	—	—
Saeed Al Hamli	—	—	—	—
Mohamed Al Ghanim	—	—	—	—
Yang Hu	*	—	*	*
Directors and Executive Officers as a Group	53,592,804	24,734,013	46.8	86.0
Principal Shareholders:
YooYoo Limited(3)	35,640,000	24,734,013	38.3	84.5
Orchid Asia(4)	27,272,727	—	17.3	4.3
SIG Global China Fund I, LLLP(5)	9,090,909	—	5.8	1.4

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

*** The business address for our directors and executive officers is #226, Building 16, Dubai Internet City, Dubai, United Arab Emirates.

(1)
Represents (i) 35,640,000 Class A ordinary shares and 24,734,013 Class B ordinary shares held by YooYoo Limited, (ii) 445,505 Class A ordinary shares held by Allies Partners Limited and (iii) 6,250,000 Class A ordinary shares that Mr. Yang has the right to receive upon the exercise of share options within 60 days after March 31, 2025. YooYoo Limited is a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. YooYoo Limited is ultimately controlled by a trust of which Mr. Yang is the settlor and Mr. Yang and his family members are beneficiaries. Under the terms of this trust, Mr. Yang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by YooYoo Limited in our company. Allies Partners Limited is a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Allies Partners Limited is wholly owned by Allies Group Limited, which is in turn wholly owned by Ms. Lei Liu, the spouse of Mr. Tao Yang.
(2)
Represents (i) 7,366,326 Class A ordinary shares held by WindBell Limited, (ii) 200,000 Class A ordinary shares held by Mr. Xu, and (iii) 2,770,000 Class A ordinary shares that Mr. Xu has the right to receive upon the exercise of share options within 60 days after March 31, 2025. WindBell Limited is a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands. WindBell Limited is ultimately controlled by a trust of which Mr. Xu is the settlor and Mr. Xu and his family members are beneficiaries. Under the terms of this trust, Mr. Xu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by WindBell Limited in our company.
(3)
Represents 35,640,000 Class A ordinary shares and 24,734,013 Class B ordinary shares held by YooYoo Limited. For further information on YooYoo Limited, see footnote 1.

(4)
Represents 27,272,727 Class A ordinary shares held by Jolly Unique Limited. Jolly Unique Limited is a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Jolly Unique Limited is owned by Orchid Asia VII, L.P. as to 93% and Orchid Asia VII Co-Investment, Limited as to 7%. The general partner of Orchid Asia VII, L.P. is OAVII Holdings, L.P., whose general partner is Orchid Asia VII GP, Limited. Orchid Asia VII GP, Limited is wholly owned by Orchid Asia V Group Management, Limited, which is wholly owned by Orchid Asia V Group, Limited, which is in turn wholly owned by AREO Holdings Limited. AREO Holdings Limited is also the controlling shareholder of Orchid Asia VII Co-Investment, Limited. AREO Holdings Limited is wholly-owned by Ms. Lam Lai Ming. Mr. Tao Huang, a directorate general manager of Orchid Asia Group, served as a director of our company from May 2018 to August 2020. Information regarding beneficial ownership is reported as of December 31, 2024, based on the information contained in the Schedule 13G/A filed by AREO Holdings Limited and its affiliates on January 15, 2025.
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

To our knowledge, as of March 31, 2025, a total of 80,979,100 Class A ordinary shares were held by one record holder in the United States, representing approximately 51.4% of our total outstanding shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

On November 10, 2023, our board of directors adopted an Incentive Compensation Clawback Policy, or the Clawback Policy, providing for the recoupment of certain incentive-based compensation from current and former executive officers of our company in the event we are required to restate any of our financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new NYSE continued listing standards introduced pursuant to Exchange Act Rule 10D-1. In addition, Section 304 of the Sarbanes-Oxley Act of 2002 permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy is attached herewith as Exhibit 97.1.

In the year ended December 31, 2024, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy, nor were there any outstanding balance as of December 31, 2024 of erroneously awarded compensation to be recovered.

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

D.
Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange.”

E.
Taxation

The following is a general summary of certain Cayman Islands, United Arab Emirates, People’s Republic of China and United States federal income tax consequences relevant to an investment in the ADSs or Class A ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of December 31, 2024, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the United Arab Emirates, the People’s Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of the ADSs and Class A ordinary shares.

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

Effective January 1, 2025, a top-up-tax has been implemented for certain entities that are part of large multinational enterprises, such that the effective tax rate applicable to them becomes 15%. The top-up-tax generally applies to constituent entities that are members of a multinational enterprise group that has annual global consolidated revenues of 750 million Euros or more in at least two out of the four fiscal years immediately preceding the tested fiscal year.

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

As discussed below under “-Passive Foreign Investment Company,” we believe we were classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for 2024, and will continue to be classified as a PFIC for the current and future taxable years. Accordingly, you are urged to review the discussion below under “Passive Foreign Investment Company,” and to consult with your tax advisors regarding the tax consequences to you if we were or are classified as a PFIC.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we believe we were a passive foreign investment company, or PFIC, for our most recent taxable year, and will continue be a PFIC for the current and future taxable years.

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

Taxation of Dividends

We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. If we do make any dividend distributions on the ADSs or Class A ordinary shares, , however because we were and will continue to be a PFIC for the current and future taxable years, non-corporate United States Holders will not be eligible for any reduced rates of taxation on any dividends and corporate United States Holders will not be eligible for any dividends received deduction. Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In addition, a United States Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares (as described under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”). Subject to certain conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. Treasury regulations addressing foreign tax credits, or the Foreign Tax Credit Regulations, impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. However, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct PRC withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the Foreign Tax Credit Regulations (and the related temporary relief in the IRS notices) and the availability of a foreign tax credit or a deduction under your particular circumstances.

Distributions of ADSs, Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on the sale or other taxable disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares. As discussed under “—Passive Foreign Investment Company” above, we believe we were a PFIC for our most recent taxable year, and will continue to be a PFIC for the current and future taxable years. Therefore, United States Holder should assume that any such gain will be taxed at ordinary income tax rates and applicable interest charges unless a mark-to-market election is made. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC taxes were imposed on any gain (as described under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable PRC tax may reduce the amount realized on the sale or other taxable disposition of the ADSs or Class A ordinary shares. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If a PRC tax is imposed on the sale or other taxable disposition of the ADSs or Class A ordinary shares and you apply such temporary relief, such PRC tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

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

The financial statements of our PRC subsidiaries are translated from Renminbi into U.S. dollars. Assets and liabilities are translated into U.S. dollars using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings or deficits generated in the current period are translated into U.S. dollars using the appropriate historical rates. Revenues, expenses, gains and losses are translated into U.S. dollars using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the consolidated statements of comprehensive income, and the accumulated foreign currency translation adjustments are recorded in accumulated other comprehensive income (loss) as a component of consolidated statements of changes in equity. The foreign currency translation adjustment, net of nil income taxes were a loss of US$2,218.5 thousand, a loss of US$657.0 thousand and a loss of US$676.0 thousand in 2022, 2023 and 2024, respectively.

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

Inflation

Since inception, inflation in the UAE and China has not materially affected our results of operations. According to the UAE Federal Competitiveness and Statistics Authority, the year-over-year percent changes in the consumer price index for December 2022, December 2023 and December 2024 was an increase of 4.7%, an increase of 1.4% and an increase of 1.3%, respectively. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2022, December 2023 and December 2024 were an increase of 2.0%, a decrease of 0.3% and an increase of 0.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if the UAE or China experiences higher rates of inflation in the future.

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

Payments by Depositary

As of December 31, 2024, we received US$1.2 million payment from The Bank of New York Mellon, the depositary bank for our ADR program.

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

As of December 31, 2024, among the net proceeds received from our initial public offering, we had used approximately US$53.0 million for marketing activities to promote our brand and increase our user base, approximately US$48.0 million for new product development, approximately US$28.0 million for technology infrastructure to enhance user experience and operational efficiency and approximately US$3.1 million for general corporate purposes.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-2 of this annual report.

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

	For the Year Ended December 31,
	2023	2024
	(In thousands of U.S. dollars)
Audit Fees(1)	1,376	1,297

(1)
Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our principal accountant for the audit of our annual financial statements, and assistance with and review of documents filed with the SEC and other statutory and regulatory filings.

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services provided by our principal accountant, including audit services, audit-related services and other services as described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs in 2024. In 2024, we did not purchase any of our ADSs or Class A ordinary shares outside of the periods presented below.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Programs(2)
August 2024	793,402	US$3.95	4,766,278	US$111.3 million
September 2024	942,981	US$4.09	5,709,259	US$107.5 million
November 2024	1,005,779	US$4.31	6,715,038	US$103.1 million
December 2024	590,100	US$4.38	7,305,138	US$100.6 million
Total	3,332,262	US$4.17	7,305,138	US$100.6 million

(1)
Each of our ADSs represents one Class A ordinary share.
(2)
We announced a share repurchase program in May 2021, under which we may repurchase up to US$150 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twelve months. The expiration date of the share repurchase program has been extended to May 21, 2026. The repurchases have been, and will be, through various means, including open market transactions, privately negotiated transactions, block trades or any combination thereof. The repurchases have been, and will be, effected in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policy is attached as Exhibit 11.2 to this annual report.

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

Internal Policies

We have established comprehensive internal network and information security management policies and standards based on ISO/IEC 27001:2013 at the corporate level. We continuously update and enhance these policies and standards in accordance with the evolving regulations, requirements and actual situations of our business and our cybersecurity management. Set forth below are internal policies and standards that we undertake to manage network and information security risks:

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

Risks from Cybersecurity Threats

In 2024, we had not been subject to any punishment due to cybersecurity, and there were no incidents of material risks arising from cybersecurity or personal data protection. However, despite our efforts, as we generate and process a large amount of data through our applications and rely on our information technology systems for our business operations, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more details, see “Item 4. Information on the Company—D. Risk Factors—Risks Relating to Our Business and Industry—Concerns about collection, use, retention, transfer, disclosure, processing and security of personal data could damage our reputation and deter current and potential users from using our platform and services, or subject us to significant compliance costs or penalties, which could materially and adversely affect our business, financial condition and results of operations”; and “—If we fail to prevent security breaches, cyber-attacks or other unauthorized access to our systems or our users’ data, we may be exposed to significant consequences, including legal and financial exposure and loss of users, and our reputation, business and operating results may be materially and adversely affected.”

Governance

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

11.2*	Statement of Policies Governing Material, Non-public Information and the Prevention of Insider Trading
12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm
97.1

Incentive Compensation Clawback Policy of Yalla Group Limited (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-39552), filed with the Securities and Exchange Commission on April 23, 2024)

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

Date: April 23, 2025

YALLA GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Yalla Group Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Yalla Group Limited and subsidiaries (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013)issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Evaluation of sufficiency of audit evidence over revenues

As discussed in Note 15 to the consolidated financial statements, the Company reported revenues of US$225.4 million and US$113.6 million from group chatting services and games services, respectively, for the year ended December 31, 2024.

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
▪
IT application controls related to the purchase and consumption of virtual currencies and virtual items in the underlying IT systems; and
▪
IT application controls related to the provision of upgrade services and the service period in the underlying IT systems.

We involved IT professionals with specialized skills and knowledge who assisted in testing these controls. We compared the amounts recharged by the users for purchasing virtual currencies against the statements of third party payment platforms and the amounts of cash received by the Company. We tested revenues related to 1) virtual items based on the unit price of virtual currencies and the quantities of virtual currencies consumed by users for virtual items during the year, and 2) upgrade services based on the unit price of virtual currencies and the quantities of virtual currencies consumed by users for upgrade services and the periods of upgrade services, and compared the results to the Company’s recorded revenue amounts.

In addition, we evaluated the sufficiency of audit evidence obtained over revenues by assessing the results of procedures performed, including the appropriateness of the nature and extent of such evidence.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2018.

Beijing, China

April 23, 2025

YALLA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2023	2024
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	311,883,463	488,379,894
Restricted cash	423,567	1,975,616
Term deposits	213,105,501	94,983,813
Short-term investments	10,282,329	70,932,713
Amounts due from a related party	109,507	—
Prepayments and other current assets	33,340,602	35,429,988
Total current assets	569,144,969	691,702,024
Non-current assets
Property and equipment, net	1,583,604	13,962,393
Intangible asset, net	1,133,715	896,005
Operating lease right-of-use assets	2,382,026	1,370,914
Long-term investments	51,692,218	93,698,924
Other assets	13,015,729	—
Total non-current assets	69,807,292	109,928,236
Total assets	638,952,261	801,630,260

LIABILITIES
Current liabilities
Accounts payable	928,055	957,717
Deferred revenue	46,558,571	58,081,649
Operating lease liabilities, current	1,153,691	1,012,481
Amounts due to a related party	—	87,156
Income taxes payable	929,661	9,117,261
Accrued expenses and other current liabilities	25,765,338	32,404,872
Total current liabilities	75,335,316	101,661,136
Non-current liabilities
Operating lease liabilities, non-current	949,970	13,495
Deferred income tax liabilities	—	2,148,022
Total non-current liabilities	949,970	2,161,517
Total liabilities	76,285,286	103,822,653

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

	As of December 31,
	2023	2024
	US$	US$
EQUITY
Shareholders’ equity of Yalla Group Limited
Class A Ordinary Shares (US$0.0001 par value, 400,000,000 shares authorized as of December 31, 2023 and 2024; 149,196,117 shares issued as of December 31, 2023 and 2024; 137,781,970 shares and 133,336,411 shares outstanding as of December 31, 2023 and 2024, respectively)	13,778	14,064
Class B Ordinary Shares (US$0.0001 par value, 100,000,000 shares authorized, 24,734,013 shares issued and outstanding as of December 31, 2023 and 2024)	2,473	2,473
Additional paid-in capital	313,306,523	328,883,061
Treasury stock	(35,527,305)	(49,438,661)
Accumulated other comprehensive loss	(2,341,740)	(3,016,579)
Retained earnings	292,223,525	427,907,766
Total shareholders’ equity of Yalla Group Limited	567,677,254	704,352,124
Non-controlling interests	(5,010,279)	(6,544,517)
Total equity	562,666,975	697,807,607
Total liabilities and equity	638,952,261	801,630,260

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Revenues	303,603,522	318,877,564	339,675,845
Costs and expenses
Cost of revenues	(113,808,128)	(114,527,174)	(120,471,064)
Selling and marketing expenses	(49,939,683)	(45,382,752)	(31,347,919)
General and administrative expenses	(36,582,626)	(36,808,454)	(37,424,491)
Technology and product development expenses	(24,575,485)	(25,804,995)	(29,030,758)
Total costs and expenses	(224,905,922)	(222,523,375)	(218,274,232)
Operating income	78,697,600	96,354,189	121,401,613
Interest income	3,300,976	19,833,520	28,673,905
Government grants	322,273	337,355	800,160
Investment income (loss)	21,407	1,728,308	(2,805,945)
Impairment loss of investments	(705,428)	(2,509,480)	—
Income before income taxes	81,636,828	115,743,892	148,069,733
Income tax expense	(2,598,983)	(2,685,456)	(13,918,526)
Net income	79,037,845	113,058,436	134,151,207
Net loss attributable to non-controlling interests	718,952	4,284,341	1,533,034
Net income attributable to Yalla Group Limited’s shareholders	79,756,797	117,342,777	135,684,241
Earnings per ordinary share
——Basic	0.52	0.74	0.85
——Diluted	0.45	0.65	0.74
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	153,526,679	159,264,843	160,429,693
——Diluted	176,639,558	181,800,240	183,156,324

Other comprehensive loss
Foreign currency translation adjustments, net of nil income taxes	(2,218,541)	(656,974)	(676,043)
Other comprehensive loss, net of income taxes	(2,218,541)	(656,974)	(676,043)
Comprehensive income	76,819,304	112,401,462	133,475,164
Less: comprehensive loss attributable to non-controlling interests	716,372	4,300,686	1,534,238
Comprehensive income attributable to Yalla Group Limited’s shareholders	77,535,676	116,702,148	135,009,402

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

YEARS ENDED DECEMBER 31, 2022, 2023 and 2024 (Continued)

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

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2022, 2023 and 2024 (Continued)

	Shareholders’ equity of Yalla Group Limited
	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in capital	Treasury stock		Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity of Yalla Group Limited	Non-controlling interests	Total equity
	Shares	US$	Shares	US$	US$	Shares	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2023	137,781,970	13,778	24,734,013	2,473	313,306,523	(3,972,876)	(35,527,305)	(2,341,740)	292,223,525	567,677,254	(5,010,279)	562,666,975
Net income (loss)	—	—	—	—	—	—	—	—	135,684,241	135,684,241	(1,533,034)	134,151,207
Exercise of share options	2,859,579	286	—	—	884,801	—	—	—	—	885,087	—	885,087
Repurchase of shares	—	—	—	—	—	(3,332,262)	(13,911,356)	—	—	(13,911,356)	—	(13,911,356)
Share-based compensation	—	—	—	—	14,691,737	—	—	—	—	14,691,737	—	14,691,737
Foreign currency translation adjustments, net of nil income taxes	—	—	—	—	—	—	—	(674,839)	—	(674,839)	(1,204)	(676,043)
Balance as of December 31, 2024	140,641,549	14,064	24,734,013	2,473	328,883,061	(7,305,138)	(49,438,661)	(3,016,579)	427,907,766	704,352,124	(6,544,517)	697,807,607

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Operating activities:
Net income	79,037,845	113,058,436	134,151,207
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,102,014	1,752,785	1,080,267
Amortization	31,077	262,539	266,634
Reduction in the carrying amount of operating lease right-of-use assets	829,069	1,343,885	1,072,946
Loss (gain) on disposal of property and equipment	5,306	5,250	(63,055)
Investment (income) loss	(21,407)	(1,728,308)	2,805,945
Interest income of held-to-maturity debt securities	—	(363,727)	(2,946,124)
Impairment loss of investments	705,428	2,509,480	—
Share-based compensation	26,690,970	17,929,842	14,691,737
Changes in operating assets and liabilities:
Prepayments and other current assets	(6,833,954)	(6,255,514)	(5,989,635)
Amount due from a related party	—	(109,507)	109,507
Other assets	(2,612,479)	2,421,868	—
Amounts due to a related party	777,434	(692,611)	87,156
Accounts payable	989,946	(4,454,221)	29,662
Deferred revenue	10,986,282	10,601,086	11,523,078
Income taxes payable	251,991	(19,911)	8,197,819
Accrued expenses and other current liabilities	8,604,681	4,316,156	6,796,720
Operating lease liabilities	(996,099)	(1,257,975)	(1,145,060)
Deferred income tax liabilities	—	—	2,148,022
Net cash provided by operating activities	119,548,104	139,319,553	172,816,826
Investing activities:
Purchase of property and equipment	(1,571,070)	(1,275,612)	(705,863)
Proceeds from disposal of property and equipment	—	14,557	117,673
Purchase of intangible asset	(1,359,547)	(67,784)	(29,786)
Prepayments of purchase of property and equipment	(13,393,876)	(305,417)	(107,902)
Purchases of short-term investments	(29,566,642)	(100,581,799)	(28,286,820)
Proceeds from maturity of short-term investments	6,424,215	117,708,862	18,870,262
Purchase of term deposits	(20,000,000)	(292,024,069)	(181,942,350)
Proceeds from maturity of term deposits	—	100,485,555	304,159,842
Payments of long-term investments	(2,984,849)	(50,079,240)	(93,495,867)
Loans provided to a related party	(145,370)	—	—
Repayment of loans provided to a related party	141,086	—	—
Loans provided to a third party	(1,574,704)	—	—
Repayment of loans provided to a third party	1,464,408	—	—
Net cash (used in) provided by investing activities	(62,566,349)	(226,124,947)	18,579,189
Financing activities:
Proceeds from exercise of share options	1,965,894	945,947	1,088,392
Repurchase of shares	(1,594,889)	(8,512,608)	(13,911,356)
Contributions from non-controlling interests	—	13,143	—
Net cash provided by (used in) financing activities	371,005	(7,553,518)	(12,822,964)
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	(1,581,525)	(590,895)	(524,571)
Net increase (decrease) in cash and cash equivalents and restricted cash	55,771,235	(94,949,807)	178,048,480
Cash and cash equivalents and restricted cash at the beginning of the year	351,485,602	407,256,837	312,307,030
Cash and cash equivalents and restricted cash at the end of the year	407,256,837	312,307,030	490,355,510
Supplemental cash flow information:
Income taxes paid	2,350,510	2,729,820	3,572,685
Noncash investing and financing activities:
Operating lease right-of-use assets acquired in operating lease	2,082,819	3,835,419	86,216
Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	407,256,837	311,883,463	488,379,894
Restricted cash	—	423,567	1,975,616
Total cash and cash equivalents and restricted cash shown in the statement of cash flows	407,256,837	312,307,030	490,355,510

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

(c)
Reclassification

The Company has reclassified certain amount relating to its prior period results to conform to its current period presentation. Income taxes payable as of December 31, 2023 was included in accrued expenses and other current liabilities in prior year’s consolidated balance sheet, which has been reclassified to income taxes payable to conform to current period presentation. The reclassification has not changed the results of operations of prior period.

(d)
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

(e)
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

(f)
Cash and Cash Equivalents

Cash and cash equivalents consist of cash at bank and highly liquid investments placed with financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash. The Group’s cash and cash equivalents are deposited in financial institutions at below locations:

	As of December 31,
	2023	2024
	US$	US$
Financial institutions in the mainland China
—Denominated in Chinese Renminbi (“RMB”)	5,766,176	20,758,937
—Denominated in U.S. Dollar (“USD”)	33,287,688	34,098,908
Total cash and cash equivalents balances held at mainland China financial institutions	39,053,864	54,857,845
Financial institutions in Hong Kong Special Administrative Region (“HK S.A.R.”)
—Denominated in USD	112,226,871	332,054,790
—Denominated in Hong Kong Dollar (“HKD”)	54,584	76,857
—Denominated in RMB	10,122	9,937
Total cash and cash equivalents balances held at the HK S.A.R. financial institutions	112,291,577	332,141,584
Financial institutions in UAE
—Denominated in United Arab Emirates Dirham (“AED”)	5,636,696	2,856,191
—Denominated in USD	128,818,035	89,180,624
—Denominated in RMB	3,572,231	1,273,258
Total cash and cash equivalents balances held at the UAE financial institutions	138,026,962	93,310,073
Financial institutions in United States
—Denominated in USD	20,110,736	99,836
Total cash and cash equivalents balances held at the United States financial institutions	20,110,736	99,836
Financial institutions in Singapore
—Denominated in USD	1,616,771	5,924,674
—Denominated in Singapore Dollar (“SGD”)	93,284	97,024
—Denominated in RMB	690,269	794,858
Total cash and cash equivalents balances held at the Singapore financial institutions	2,400,324	6,816,556
Financial institutions in United Kingdom
—Denominated in USD	—	1,154,000
Total cash and cash equivalents balances held at the United Kingdom financial institutions	—	1,154,000
Total cash and cash equivalents balances held at financial institutions	311,883,463	488,379,894

Cash and cash equivalents, restricted cash and term deposits, with financial institutions in the mainland China, HK S.A.R., United States, Singapore and United Kingdom are insured by the government authorities up to RMB500,000, HKD800,000, US$250,000, SGD100,000 and 85,000 British pound sterling per bank, respectively. Cash and cash equivalents, restricted cash and term deposits are insured by the government authorities with amounts up to US$2,726,340 and US$4,229,767 as of December 31, 2023 and 2024, respectively. The Company has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash and term deposits held in bank accounts. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the mainland China, HK S.A.R., United Arab Emirates, United States, Singapore and United Kingdom with acceptable credit rating.

(g)
Restricted Cash

Cash that is restricted to withdrawal or for use is reported separately on the consolidated balance sheets. The Group’s restricted cash mainly represents deposits restricted for use for certain purposes and restricted deposit used as security against a lawsuit.

(h)
Term Deposits

Term deposits represent deposits placed with banks with original maturities of more than three months but less than one year. The Group’s term deposits as of December 31, 2023 and 2024 were denominated in USD and were deposited at financial institutions in United Kingdom and HK S.A.R..

(i)
Investments

Debt securities

Debt securities consist of held-to-maturity debt securities that the Company has positive intent and ability to hold to maturity, and debt securities measured at fair value under fair value option.

The Company accounts for the held-to-maturity debt security at amortized cost less allowance for credit losses. Credit loss of held-to-maturity debt securities was nil as of December 31, 2023 and 2024. As of December 31, 2024, the fair value of the held-to-maturity debt securities included in short-term investments was US$52,026,000, with gross unrecognized holding gains of US$304,075. As of December 31, 2023 and 2024, the fair value of the held-to-maturity debt securities included in long-term investments was US$50,401,000 and US$51,213,134, respectively, with gross unrecognized holding gains of US$37,273 and US$142,549 respectively.

The Company elects to apply fair value option for its investments in non-listed notes issued by financial institutions, which were included in short-term investments and long-term investments in the consolidated balance sheets based on their expected maturities. Changes in the fair value of the debt securities are recorded in investment income (loss) in the consolidated statements of comprehensive income.

Debt securities with expected maturity of over one year are classified as long-term investments. Debt securities with expected maturity within one year are classified as short-term investments.

Equity securities

All equity securities with readily determinable fair values, other than those accounted for under equity method of accounting or those that result in consolidation of the investee, are measured at fair value with changes in the fair value recognized through net income. As of December 31, 2023, the unrealized gains on the equity securities with readily determinable fair values were US$282,329.

The Group’s investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323, Investments-Equity Method and Joint Ventures (“ASC 323”). The Group’s investments in limited partnerships as a limited partner, in which the Group has more than virtually no influence, are also accounted for under the equity method. Under the equity method, the Company initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net profit or loss into its consolidated statements of comprehensive income. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investments on the consolidated balance sheets. The Group evaluates its equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

Equity securities without readily determinable fair values which do not qualify for net asset value per share (or its equivalent) practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock, are accounted for under the measurement alternative. The carrying values of equity investments without readily determinable fair values are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized through net income. The Group makes assessment of whether an investment is impaired at each reporting date, and recognizes an impairment loss equal to the difference between the carrying value and fair value through net income. The carrying amount of equity securities without readily determinable fair value were US$3,869,895 and US$1,336,073 as of December 31, 2023 and 2024, respectively. Impairment loss of US$2,509,480 and nil were recognized for the years ended December 31, 2023 and 2024, respectively.

(i)
Investments (continued)

Insurance contract

Investment in insurance contract is recorded at the amount that could be realized under the insurance contract as of the balance sheet date. The change in cash surrender or contract value during each period is recorded as investment income (loss) in the consolidated statements of comprehensive income.

(j)
Property and Equipment, Net

Property and equipment are stated at cost less depreciation and any impairment. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life
Building	29 years
Electronic equipment and office furniture	3-5 years
Vehicle	4 years
Leasehold improvements	Shorter of the lease term or the estimated useful life of the assets

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

(k)
Intangible Asset, Net

Intangible asset represents domain names purchased and trademarks registered, which are stated at cost on the date of acquisition or registration less accumulated amortization.

Intangible asset is amortized using the straight-line method over the estimated useful lives of the asset, as follows:

Category	Estimated Useful Life
Domain names	3-5 years
Trademarks	10 years
(l)
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

(m)
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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, term deposits, short-term investments, long-term investments, accounts payable, accrued expenses and other current liabilities.

The Group measures money market funds, equity securities and debt securities measured at fair value under fair value option included in short-term investments and long-term investments at fair value on a recurring basis. The Group values its money market funds using quoted prices in active markets for these investments, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1. The fair value of short-term and long-term investments were valued based on price per unit quoted by financial institutions and categorized in Level 2 of the fair value hierarchy.

As of December 31, 2023 and 2024, the carrying values of financial instruments other than the following assets that are measured at fair value and equity securities without readily determinable fair value approximated to their fair values.

The following table sets forth the Company’s assets that are measured at fair value on a recurring basis and are categorized under the fair value hierarchy:

	Fair value measurement as of December 31, 2023 using
	Level 1	Level 2	Level 3	Total fair value as of December 31, 2023
	US$	US$	US$	US$
Assets
Cash and cash equivalents:
Money market funds	55,010,000	—	—	55,010,000
Short-term investments:
Equity securities with readily determinable fair values	—	10,282,329	—	10,282,329
Total	55,010,000	10,282,329	—	65,292,329

(m)
Fair Value Measurements (continued)

	Fair value measurement as of December 31, 2024 using
	Level 1	Level 2	Level 3	Total fair value as of December 31, 2024
	US$	US$	US$	US$
Assets
Cash and cash equivalents:
Money market funds	161,104,715	—	—	161,104,715
Short-term investments:
Debt securities measured at fair value under fair value option	—	19,210,788	—	19,210,788
Long-term investments:
Debt securities measured at fair value under fair value option	—	8,948,600	—	8,948,600
Total	161,104,715	28,159,388	—	189,264,103
(n)
Revenue Recognition

The Group recognizes revenue when control of the promised services are transferred to the customers, in an amount that reflects the consideration that the Group expects to receive in exchange for those services.

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

(n)
Revenue Recognition (continued)

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

The balance of deferred revenue as of January 1, 2022, 2023, and 2024 was US$24,971,203, US$35,957,485 and US$46,558,571, respectively, of which US$24,971,203, US$35,147,512 and US$43,610,021 were recognized as revenue for the years ended December 31, 2022, 2023, and 2024, respectively. US$55,795,948 and US$2,285,701 of the balance of deferred revenue as of December 31, 2024 is expected to be recognized as revenues in 2025 and 2026, respectively.

(o)
Cost of Revenues

Cost of revenues consists primarily of (i) commission fees paid to third party payment platforms, and (ii) staff cost and expenses related to the operations of the mobile platforms.

(p)
Selling and Marketing Expenses

Selling and marketing expenses mainly consist of (i) advertising costs and market promotion expenses, and (ii) staff cost, rental and depreciation related to selling and marketing functions. Advertising costs, which consist primarily of online advertisements, are expensed as incurred. The advertising costs were US$37,972,955, US$33,769,334 and US$23,127,064 for the years ended December 31, 2022, 2023 and 2024, respectively.

(q)
General and Administrative Expenses

General and administrative expenses mainly consist of (i) staff cost, rental and depreciation related to general and administrative personnel, (ii) professional service fees; and (iii) other corporate expenses.

(r)
Technology and Product Development Expenses

Technology and product development expenses consist primarily of (i) staff cost, and (ii) related expenses for the employees involved in designing and developing new features for the mobile platforms and self-developed mobile games. All technology and product development expenditures are expensed as incurred.

(s)
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

US$322,273, US$337,355 and US$800,160 were recognized in government grants for the years ended December 31, 2022, 2023, and 2024, respectively. There were no significant commitment or contingencies for the government subsidies received for the years ended December 31, 2022, 2023 and 2024.

(t)
Share‑based Compensation

The Group periodically grants share-based awards, mainly including share options to eligible employees and management.

The Group recognizes compensation cost for an equity classified award on a tranche-by-tranche basis. The Group’s equity awards contain service condition. The Group recognized the compensation cost over the requisite service period. The Group elects to recognize the effect of forfeitures in compensation costs when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

(u)
Employee Benefits

The Company’s subsidiaries in mainland China participate in a government mandated, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in mainland China to pay a monthly contribution calculated at a stated contribution rate on the compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits US$6,484,213, US$7,051,506 and US$7,346,797 were recognized for the years ended December 31, 2022, 2023 and 2024, respectively.

(v)
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

(w)
Leases

The Group leases premise for offices under non-cancellable operating leases. There were no capital improvement funding, lease concessions or contingent rent in the lease agreements. The Group has no legal or contractual asset retirement obligations at the end of the lease terms.

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

(x)
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

(y)
Concentration and Risk

The Group’s cost of revenues mainly included commission fees paid to third party payment platforms, among which two, two and three third party payment platforms individually represent greater than 10% of the Group’s cost of revenues excluding payroll and welfare and depreciation for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the Year Ended December 31,
	2022	2023	2024
A	41%	32%	22%
B	20%	24%	25%
C	*	*	24%

* represents less than 10%

(z)
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

(aa)
Segment Reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Group’s Chief Executive Officer does not segregate the Group’s business by product or service lines. Management has determined that the Group has one operating segment, which is the social networking and entertainment platform.

The CODM assesses performance and decides how to allocate resources based on consolidated net income as reported in the consolidated statements of comprehensive income. There are no other expense categories regularly provided to the CODM that are not already included in the consolidated statements of comprehensive income. The measure of segment assets is reported on the balance sheets as total consolidated assets.

(bb)
Geographic Information

Long-lived assets consist of property and equipment, operating lease right-of-use assets, intangible asset and other assets. The geographic information for long-lived assets of the Group’s for the years ended December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024
	US$	US$
Domestic component
UAE	397,377	369,258
Foreign components
Mainland China	16,714,825	15,141,941
HK S.A.R.	62,872	18,113
Cayman Islands	940,000	700,000
Total long-lived assets	18,115,074	16,229,312

(cc)
Statutory Reserve

In accordance with the PRC Company Laws, the PRC subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies. The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation. As of December 31, 2023 and 2024, the statutory reserve of the Company’s PRC subsidiaries was US$2,206,638 and US$2,985,659, respectively.

UAE Company Laws requires 5% of the UAE subsidiaries’ annual net profits to be set aside as a statutory reserve. This allocation may be suspended by a shareholders’ decision once the reserve has reached an amount equal to 50% of the share capital of the company. As of December 31, 2023 and 2024, the statutory reserve of the Company’s UAE subsidiaries was US$137,023 and US$138,384, respectively.

(dd)
Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standard Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. In addition, it provides new segment disclosure requirements for entities with a single reportable segment. The guidance is effective for the Company for annual periods beginning January 1, 2024. Early adoption is permitted. The Company has adopted the accounting standard update on January 1, 2024 and it has no material impact on the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires disaggregated information about the effective tax rate reconciliation as well as information on income taxes paid. The guidance will be effective for the Company for annual periods beginning January 1, 2025, with early adoption permitted. The Company does not expect the adoption of ASU 2023-09 to have a material impact on its consolidated financial statements other than the expanded footnote disclosure.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (ASU 2024-03), which requires additional disclosures about the nature of expenses included in the income statement, such as purchases of inventory, employee compensation and depreciation. ASU 2024-03 will be effective for fiscal years beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard on its consolidated financial statements and related disclosures.

3. SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of December 31,
	2023	2024
	US$	US$
Held-to-maturity debt securities	—	51,721,925
Debt securities measured at fair value under fair value option	—	19,210,788
Equity securities with readily determinable fair values	10,282,329	—
Short-term investments	10,282,329	70,932,713

As of December 31, 2024, the cost of the debt securities measured at fair value under fair value option was US$20,000,000 with unrealized losses of US$789,212.

4. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2023	2024
	US$	US$
Amounts due from third party payment platforms	22,294,906	27,870,659
Interest receivables	6,710,717	4,044,643
Others	4,334,979	3,514,686
Prepayments and other current assets	33,340,602	35,429,988

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2023	2024
	US$	US$
Building	—	12,824,343
Electronic equipment and office furniture	1,680,446	2,051,517
Vehicle	733,344	457,594
Leasehold improvements	501,089	285,353
Property and equipment	2,914,879	15,618,807
Less: Accumulated depreciation	(1,331,275)	(1,656,414)
Property and equipment, net	1,583,604	13,962,393

Depreciation expense was US$1,102,014, US$1,752,785 and US$1,080,267 for the years ended December 31, 2022, 2023 and 2024, respectively.

6. LONG-TERM INVESTMENTS

Long-term investments consist of the following:

	As of December 31,
	2023	2024
	US$	US$
Held-to-maturity debt securities	50,363,727	51,070,585
Investment in insurance contract	—	29,750,000
Debt securities measured at fair value under fair value option	—	8,948,600
Others	1,328,491	3,929,739
Long-term investments	51,692,218	93,698,924

As of December 31, 2024, the cost of the debt securities measured at fair value under fair value option was US$10,000,000 with unrealized losses of US$1,051,400. As of December 31, 2024, the debt securities measured at fair value under fair value option were with contractual maturities of 14.8 years.

7. OTHER ASSETS

Other assets as of December 31, 2023 primarily consist of prepayments for two commercial real estates as the Group’s office spaces in mainland China. These office spaces became ready for its intended use and were reclassified from other assets to property and equipment in 2024.

8. OPERATING LEASE

The Company leases its offices under non-cancelable operating lease agreements. These leases expire through 2026 and are renewable upon negotiation.

The operating lease right-of-use assets and the operating lease liabilities as of December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023	2024
	US$	US$
Operating lease right-of-use assets	2,382,026	1,370,914

Operating lease liabilities, current	1,153,691	1,012,481
Operating lease liabilities, non-current	949,970	13,495
Total operating lease liabilities	2,103,661	1,025,976

Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2022, 2023 and 2024 was US$1,075,939, US$1,341,466 and US$1,210,301, respectively.

The operating lease cost and short-term lease cost for the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Operating lease cost	908,008	1,400,798	1,138,187
Short-term lease cost	1,032,818	703,521	457,956
Total lease cost	1,940,826	2,104,319	1,596,143

The weighted average remaining lease term as of December 31, 2023 and 2024 was 2.23 years and 1.32 years, respectively. The weighted average discount rate of the operating leases was 4.3% as of December 31, 2023 and 2024.

Maturities of operating lease liabilities as of December 31, 2024 were as follows:

December 31, 2024
US$
2025	1,033,728
2026	14,023
2027 and thereafter	—
Total undiscounted lease payments	1,047,751
Less: imputed interest	(21,775)
Total operating lease liabilities	1,025,976

As of December 31, 2023 and 2024, the Group had US$232,052 and US$219,009 of short-term lease commitments under non-cancellable operating leases, respectively.

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2023	2024
	US$	US$
Accrued payroll and welfare	22,173,790	25,221,153
Advertising expenses payable	1,844,115	1,713,841
Other taxes payable	572,878	740,975
Others	1,174,555	4,728,903
Accrued expenses and other current liabilities	25,765,338	32,404,872

10. ORDINARY SHARES

The Company’s authorized share capital is US$50,000 divided into 500,000,000 shares comprising of (i) 400,000,000 Class A ordinary shares with a par value of US$0.0001 each, and (ii) 100,000,000 Class B ordinary shares with a par value of US$0.0001 each.

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

The Company has issued 30,000,000 Class A ordinary shares in aggregate as reserve for share options exercise during 2021 and 2022. The shares issued as reserve are not entitled to voting right and dividend right and therefore are not treated as outstanding. As of December 31, 2024, there were 133,336,411 Class A ordinary shares and 24,734,013 Class B ordinary shares outstanding.

11. SHARE REPURCHASE PROGRAM

In May 2021, the Company announced that its Board of Directors had approved a share repurchase program of up to US$150 million of the Company’s outstanding ADSs over the next 12 months. From 2022 to March 2025, the Board of Directors of the Company has approved multiple extensions of the expiration date of the share repurchase program, which was extended to May 21, 2026. Under the terms of this program, the Company may repurchase its issued and outstanding ADSs in open-market transactions on the New York Stock Exchange. As of December 31, 2024, the Company has repurchased 7,305,138 ADSs (equivalent to 7,305,138 Class A ordinary shares) for approximately US$49,438,661 under this program.

The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

12. SHARE‑BASED COMPENSATION

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

On August 31, 2020, the Board of Directors of the Company approved and adopted the 2020 equity Incentive Plan (the “2020 Plan”). Under the 2020 Plan, the maximum aggregate number of ordinary shares available for issuance is 3,779,862 for the year of 2024. If the aggregate number of ordinary shares reserved and available for issuance pursuant to awards granted under the 2020 Plan falls below 2% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year (the “Limit”), the aggregate number of ordinary shares reserved and available for issuance pursuant to awards granted under the 2020 Plan shall be automatically increased to the Limit on January 1 thereafter. For purposes of determining the number of shares outstanding on such date, all preferred shares, options, warrants and other equity securities that are convertible into or exercisable or exchangeable for shares (whether or not by their terms then currently convertible, exercisable or exchangeable) and were outstanding on such date, are deemed to have been so converted, exercised or exchanged.

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

A summary of the share options activities for the year ended December 31, 2024 is presented below:

	Number of shares	Weighted average exercise price	Weighted remaining contractual years	Aggregate intrinsic value
		US$		US$
Outstanding as of January 1, 2024	30,450,028	0.30	6.70	177,455,134
Granted	2,300,000	0.22
Exercised	(2,859,579)	0.31
Forfeited	(81,125)	0.68
Outstanding as of December 31, 2024	29,809,324	0.29	5.25	112,256,569
Vested and expect to vest as of December 31, 2024	29,809,324	0.29	5.25	112,256,569
Exercisable as of December 31, 2024	23,299,823	0.29	5.22	87,862,456

12. SHARE‑BASED COMPENSATION (continued)

The fair value of the options granted is estimated on the date of grant using the binomial option pricing model with the following key assumptions used:

	2022	2023	2024
Risk-free rate of return (per annum)	2.94%-4.12%	3.93%-4.49%	3.99%-4.59%
Volatility	60.21%-62.51%	60.42%-62.36%	61.73%-62.50%
Expected dividend yield	0%	0%	0%
Exercise multiple	2.2-2.8	2.2-2.8	2.2-2.8
Fair value of underlying ordinary share	2.62-3.51	4.26-5.91	4.15-4.16
Expected term	10	10	10

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

The weighted average grant date fair value of the share options for the years ended December 31, 2022, 2023 and 2024 was US$3.10, US$5.28 and US$3.96, respectively. The total fair value of share options vested during the years ended December 31, 2022, 2023 and 2024 was US$36,026,103, US$38,493,814 and US$26,366,455, respectively. The total intrinsic value of share options exercised for the years ended December 31, 2022, 2023 and 2024, was US$33,356,308, US$18,299,428 and US$11,899,891, respectively.

Total recognized share-based compensation expenses for the years ended December 31, 2022, 2023 and 2024, were allocated to following expense items:

	For the Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Cost of revenues	4,798,901	4,061,122	7,220,748
Selling and marketing expenses	5,774,985	3,210,434	1,822,939
General and administrative expenses	14,752,580	9,539,356	5,005,853
Technology and product development expenses	1,364,504	1,118,930	642,197
Total share-based compensation expenses	26,690,970	17,929,842	14,691,737

As of December 31, 2024, US$16,217,647 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 1.14 years.

13. INCOME TAX

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands (“BVI”)

Under the current laws of the BVI, the Company’s subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. In addition, upon payments of dividends by the subsidiaries to their shareholders, no BVI withholding tax will be imposed.

13. INCOME TAX (continued)

UAE

For the years ended December 31, 2022 and 2023, the Company’s subsidiaries incorporated in the UAE were not subject to tax on income or capital gain. The UAE has introduced Federal Decree-Law No.47 of 2022 on the Taxation of Corporations and Businesses (the “CT Law”), which applies to financial years beginning on or after June 1, 2023. Under the CT Law, corporate tax is applicable to (amongst others) legal persons in the UAE at the rate of 9% on taxable income above AED375,000. However, entities incorporated or registered in free zones that are considered qualifying free zone persons are subject to 0% tax on their qualifying income.

One of the Company’s UAE subsidiaries applies 0% tax rate on its qualifying income, as a qualifying free zone person (“QZFP”) for the year ended December 31, 2024, while other UAE subsidiaries are subject to the corporate tax at a rate of 9%. The Company believes that the subsidiary is more likely than not that satisfying all the conditions for QFZP prescribed in the CT Law. If a free zone person does not meet all the conditions, it will be subject to a rate of 9% on its taxable income.

Additionally, although a withholding tax framework has been introduced in the UAE, the applicable rate is currently set at 0% and although this is subject to change, the UAE does not currently impose a withholding tax on payments of dividends to shareholders.

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

Mainland China

The Company’s mainland China subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

Under the EIT Law and its implementation rules, an enterprise established outside China with a “de facto management body” within mainland China is considered a PRC resident enterprise for Chinese enterprise income tax purposes. A PRC resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its global income. The implementation rules to the EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the production and business operations, personnel, accounting, properties, etc., occurs within the mainland China. The Company is a company incorporated outside the mainland China and is not an offshore entity controlled by mainland China enterprises. As a holding company, its key assets are its ownership interests of its subsidiaries, and its key assets and operation are located outside the mainland China. The Company does not believe that it is more likely than not that the Company and its subsidiaries registered outside the mainland China should be treated as residents for EIT Law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the mainland China are deemed resident enterprises, the Company and its subsidiaries registered outside the mainland China will be subject to the PRC income tax at a rate of 25%. As of December 31, 2024, the Group had not received any inquiry or notice from the tax authorities of mainland China in respect of the tax resident status of its offshore entities.

Singapore

The subsidiary incorporated in Singapore is subject to the Singapore Corporate Tax rate of 17%.

13. INCOME TAX (continued)

Income/(loss) before income taxes were generated in the following jurisdictions:

	For the Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Domestic component
UAE	99,688,931	114,383,349	126,599,985
Foreign components
BVI	(3,810)	(20,798)	(1,125,543)
Mainland China	(16,736,026)	(11,061,063)	1,891,201
HK S.A.R.	593,949	1,468,015	1,133,756
Cayman Islands	(1,497,198)	11,616,105	19,712,137
Singapore	(409,018)	(641,716)	(141,803)
Total	81,636,828	115,743,892	148,069,733

Income tax expense consists of the following:

	For the Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Current income tax expense	2,598,983	2,685,456	11,770,504
Deferred income tax expense	—	—	2,148,022
Total	2,598,983	2,685,456	13,918,526

The Company is headquartered in the UAE and the subsidiaries incorporated in UAE functions as the Company’s primary business operation center. Therefore, the Company uses the UAE’s income tax rate as applicable statutory income tax rate. Reconciliation of the differences between the UAE statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the Year Ended December 31,
	2022	2023	2024
UAE statutory income tax rate	0.0%	0.0%	9.0%
Increase/(decrease) in effective income tax rate resulting from:
Tax rate differential for foreign entities	2.7%	1.0%	0.6%
Effect of preferential tax rate	0.0%	0.0%	(5.4)%
Non-deductible expenses	0.0%	0.0%	2.9%
Withholding tax	0.0%	0.0%	1.9%
Change in valuation allowance	0.5%	1.3%	0.3%
Others	0.0%	0.0%	0.1%
Effective income tax rate	3.2%	2.3%	9.4%

13. INCOME TAX (continued)

Deferred income tax assets and liabilities are as follows:

	As of December 31,
	2023	2024
	US$	US$
Deferred tax assets
Operating lease liabilities	520,942	255,768
Impairment loss of investments	635,351	626,009
Net operating loss carry forwards	1,358,738	1,799,645
Total gross deferred tax assets	2,515,031	2,681,422
Valuation allowance on deferred tax assets	(1,994,089)	(2,425,654)
Deferred tax assets, net of valuation allowance	520,942	255,768

Deferred tax liabilities
Operating lease right-of-use assets	520,942	255,768
Investment in subsidiaries	—	2,148,022
Total gross deferred tax liabilities	520,942	2,403,790

Net deferred tax liabilities	—	2,148,022

Changes in valuation allowance are as follows:

	As of December 31,
	2023	2024
	US$	US$
Balance at the beginning of the year	466,824	1,994,089
Additions	1,527,265	431,565
Balance at the end of the year	1,994,089	2,425,654

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

14. EARNINGS PER SHARE

The following table sets forth the basic and diluted earnings per share computation and provides a reconciliation of the numerator and denominator for the periods presented. Shares issuable for little consideration relating to the vested share options have been included in the number of outstanding shares used for basic earnings per share:

	For the Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Numerator:
Net income attributable to Yalla Group Limited’s shareholders	79,756,797	117,342,777	135,684,241
Numerator for basic and diluted earnings per share calculation	79,756,797	117,342,777	135,684,241
Denominator:
Denominator for basic earnings per share calculation	153,526,679	159,264,843	160,429,693
Dilutive effect of outstanding share options	23,112,879	22,535,397	22,726,631
Denominator for diluted earnings per share calculation	176,639,558	181,800,240	183,156,324
Earnings per ordinary share
——Basic	0.52	0.74	0.85
——Diluted	0.45	0.65	0.74

15. REVENUE INFORMATION

Revenues consist of the following:

	For the Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Revenues generated from group chatting services	214,992,171	211,760,853	225,367,240
Revenues generated from games services	88,611,351	106,742,196	113,639,697
Others	—	374,515	668,908
Total revenues	303,603,522	318,877,564	339,675,845

The Company’s platform does not require real-name and country of registration of its users. Therefore, the Company does not disclose the revenue information by geographical region because country information of its users is not available or not verified by the Company.