Form 20-F
period 2025-12-31
Yalla Group Ltd
filed 2026-04-22
CIK 1794350

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

#230, Building 16, Dubai Internet City, PO BOX 501913
Dubai, United Arab Emirates
(Address of principal executive offices)

Yang Hu, Chief Financial Officer
Telephone: +971 4587 7388
Email: hu.yang@yalla.com
Address: #230, Building 16, Dubai Internet City, PO BOX 501913

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

128,227,316 Class A ordinary shares were outstanding as of December 31, 2025

24,734,013 Class B ordinary shares were outstanding as of December 31, 2025

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Except where the context otherwise requires, references in this annual report to:

•
“active users” are to registered users who accessed any of our main mobile applications at least once during a given period; main mobile applications are mobile applications operated by us that once exceeding 0.5 million minimum average MAUs threshold;
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
•
“BVI” are to the British Virgin Islands;
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

Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless specifically indicated otherwise or unless the context otherwise requires, all references to our ordinary shares exclude ordinary shares issuable upon the exercise of outstanding options with respect to our ordinary shares under our share incentive plans.

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

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Our Operations in China

We are a leading social networking and gaming platform in MENA, and we primarily generate revenue through our subsidiaries in the UAE. We have our headquarters in Dubai, and at the same time, some of our technology and product development team and certain members of our management, among others, are located in China. Nevertheless, we are not a Chinese operating company but rather a Cayman Islands holding company with operating subsidiaries incorporated under the laws of the PRC. Therefore, we face various risks and uncertainties related to operating in China. For example, the PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, issuers with operations in China, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy may impact our ability to conduct certain businesses, accept foreign investments, continue to list on the NYSE or list on other foreign exchange, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including those affecting the Internet industry, may cause the value of our ADSs to significantly decline or become worthless. See “—D. Risks Factors—Risks Relating to Doing Business in Certain Countries and Regions—The economic, political and social conditions in MENA and China, as well as government policies, laws and regulations, could affect our business, financial condition and results of operations.” Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. See “—D. Risks Factors—Risks Relating to Doing Business in Certain Countries and Regions—There may be changes from time to time in the interpretation and application of the PRC laws and regulations, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.” All the operational risks associated with being based in and having operations in mainland China as discussed in the relevant risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry” also apply to operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in mainland China as discussed in the relevant risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Certain Countries and Regions,” the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China.

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

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, KPMG Huazhen LLP, was no longer a registered public accounting firm that the PCAOB was unable to inspect or investigate completely as of the date of our annual report for the fiscal year ended December 31, 2022. On November 30, 2023, the PCAOB announced that it had completed its inspections on registered public accounting firms headquartered in mainland China and Hong Kong for 2023 with the complete access required under the HFCA Act. As such, we were not identified as an SEC-identified issuer following the filing of our annual reports in 2023 and onward and we do not expect to be identified as an SEC-identified issuer following the filing of our annual report in 2026 either. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. See “D. Risks Factors—Risks Relating to Doing Business in Certain Countries and Regions—If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.”

Cash Flow and Transfers through Our Organization

Yalla Group Limited is a holding company with no material operations of its own. We conduct our operations mainly through our operating subsidiaries in the UAE and China. MENA is our key market.

The cash inflows of Yalla Group Limited, the parent company, were primarily generated from the proceeds received from our public offering of ordinary shares in 2020, historical financing activities and loans from our subsidiaries in the UAE, Hong Kong, mainland China and BVI. The parent company and its subsidiaries have entered into certain intercompany loan arrangements. Under such arrangements, for the years ended December 31, 2023, 2024 and 2025, the parent company received cash of US$178.0 million, US$130.9 million and US$25.4 million from one of our UAE subsidiaries, US$46.1 million, US$48.0 million and US$15.8 million from our Hong Kong subsidiaries, US$6.1 million, nil and nil from one of our PRC subsidiaries, nil, nil and US$136.2 million from our BVI subsidiaries. The parent company paid cash of US$20.2 million, US$39.6 million and US$30.1 million to our Hong Kong subsidiaries, US$14.2 million, US$40.0 million and US$89.9 million to our UAE subsidiaries, and US$0.1 million, US$46.3 million and US$10.0 million in total to our BVI subsidiaries and PRC subsidiaries for the years ended December 31, 2023, 2024 and 2025, respectively. For the years ended December 31, 2023, 2024 and 2025, no dividend was distributed from subsidiaries to the parent company, and no other assets were transferred between the parent company and its subsidiaries.

For the years ended December 31, 2023, 2024 and 2025, Yalla Group Limited did not declare or pay any cash dividends. We do not have any present plan to pay any cash dividends in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business.

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

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States against us under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands. Moreover, there is uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

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

We are headquartered in the UAE, and MENA is our key market. As of December 31, 2025, our mobile platform was available in over 160 countries, with Yalla in eight languages and Yalla Ludo in two languages. We believe the sustainable growth of our business depends on our ability to increase the penetration of our products in both our existing and new markets. Our continued international operations and global expansion may result in increased costs and expose us to a number of challenges and risks, including:

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

Our business operations commenced in April 2016, with commercialization beginning in the same year. We have experienced growth in the number of active users and total revenues in recent years. Our average MAUs increased from 36.2 million in the three months ended December 31, 2023 to 41.4 million in the same period of 2024, and further increased to 44.8 million in the same period of 2025. Our revenues increased by 6.5% from US$318.9 million in 2023 to US$339.7 million in 2024, and further increased by 0.7% to US$341.9 million in 2025. However, our operational and financial growth in 2023, 2024 and 2025 may not be indicative of our future performance, as our operating results represent a limited history and sample size and may be hard to repeat in the future. We also face fierce competition from new and existing competitors in our target markets, including MENA. As a result, we cannot assure you that we will be able to maintain our growth in such a competitive environment.

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

The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. There continue to be concerns over geopolitical instability, armed conflicts and security threats in MENA and globally, which have resulted in volatility in oil, energy and other markets, including the ongoing conflict in Ukraine and escalating tensions in the Middle East.

We are headquartered in the UAE. MENA is our key market. While the UAE is seen to have a relatively stable political environment, certain other jurisdictions in MENA are not. In particular, since early 2011 there have been increased political risks in several countries in the region, including Algeria, Bahrain, Egypt, Libya, Morocco, Oman, Saudi Arabia, Tunisia and Syria. These risks have ranged from public demonstrations to, in extreme cases, armed conflicts and civil war and have given rise to a number of regime changes and increased political uncertainty across the region. In particular, the armed conflicts in Syria, Iraq and Yemen have the potential to further destabilize the region, further increase uncertainty and have a material negative impact on the regional economy. In January 2020, the United States conducted a drone strike that killed the Iranian general Qasem Soleimani, which escalated tensions between the United States and Iran and heightened the risk for a military conflict between the two countries. More recently, heightened geopolitical tensions involving the United States, Israel and Iran, including direct and indirect military actions, airstrikes and retaliatory measures in the region, have increased the risk of a broader regional conflict. Such tensions have increased the risk of a broader regional conflict, including the potential for spillover effects impacting Gulf Cooperation Council countries, whether through security incidents, cyber threats, or disruptions to critical infrastructure. The fluctuations in oil price may materially and adversely affect the economic conditions in MENA. In particular, any escalation affecting critical maritime routes, including the Strait of Hormuz, through which a significant proportion of the world’s oil and liquefied natural gas supply is transported, could significantly disrupt global energy markets, increase transportation and insurance costs, and adversely affect regional and global economic stability. Any further escalation or prolonged instability in the region may adversely affect investor confidence, capital flows and the valuation of companies operating in MENA. Unrest in the region has implications for the wider global economy and may negatively affect market sentiment towards other countries in the region, including the UAE. Although the UAE continues to exercise de-escalation diplomacy and self-restraint, any continuation of, or increase in, international or regional tensions or any military action may have a destabilizing impact on the MENA region. There can be no assurance that tensions will not continue to escalate in the region, or that further unrest will not happen. The financial, political and general economic conditions prevailing from time to time across MENA may affect mobile users’ willingness and ability to spend on the mobile Internet and have a material adverse impact on our performance and operating results. It is not possible to predict the occurrence of events or circumstances such as war or hostilities, or the impact of such occurrences, and no assurance can be given that we would be able to sustain our current profit levels if adverse political events or circumstances were to occur, particularly in MENA. A general downturn or instability in certain sectors of MENA’s economies could have an adverse effect on our business. In addition, we may be affected by unexpected changes in regulations and enforcement, nationalization of assets and other governmental actions by the host countries, government regulations that favor local competitors, changing taxation policies, restrictions on converting foreign currencies into U.S. dollars, most of which are beyond our control. Investors should also note that our business could be adversely affected by political, economic or related developments both within and outside MENA because of inter-relationships within the global financial markets.

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

On June 22, 2018, we adopted a share incentive plan, which was amended and restated on November 19, 2019 and was further amended in June 2020, or the 2018 Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for a detailed discussion. As of December 31, 2025, 19,524,479 Class A ordinary shares were issuable upon the exercise of outstanding share options under the 2018 Plan. On August 31, 2020, we adopted the 2020 Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for a detailed discussion. As of December 31, 2025, 10,283,905 Class A ordinary shares were issuable upon the exercise of outstanding share options under the 2020 Plan. We are required to recognize compensation expense for an equity award over the period in which the recipient is required to provide service in exchange for the equity award. We recognized share-based compensation expenses in the amount of US$10.3 million in 2025. As of December 31, 2025, the total unrecognized compensation expense associated with share options amounted to US$27.6 million. If additional share options or other equity incentives are granted to our employees, directors or consultants in the future, we will incur additional share-based compensation expense and our results of operations will be further adversely affected.

Our corporate actions are substantially controlled by our Chairman and Chief Executive Officer, Mr. Tao Yang, who has the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

Our third amended and restated memorandum and articles of association provides that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 20 votes. Mr. Tao Yang, our Chairman and Chief Executive Officer, beneficially owns all the Class B ordinary shares issued and outstanding and exercises 85.5% of the aggregate voting power of our total issued and outstanding shares as of March 31, 2026. As a result, Mr. Tao Yang has the ability to control or exert significant influence over important corporate matters; investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

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

Concerns about our practices with regard to the collection, use, retention, transfer, disclosure, processing and security of personal information or other privacy-related matters, such as cybersecurity breaches, misuse of personal data and data sharing without necessary safeguards, even if unfounded, could damage our reputation and operating results. MENA is our key market, and we have data centers with servers that collect and process our user data mainly in Germany, the United States, Ireland and Mexico. As of December 31, 2025, our platform was available in over 160 countries. The United Arab Emirates issued Federal Decree-Law No. 45 of 2021 regarding the Protection of Personal Data which came into effect on January 2, 2022. See “Item 4. Information on the Company—B. Business Overview—Regulation—United Arab Emirates—Regulations Relating to Technology Media and Telecommunications—Data protection laws” for details. Furthermore, the regulatory frameworks regarding privacy issues in many jurisdictions are constantly evolving and can be subject to significant changes from time to time, and therefore we may not be able to comprehensively assess the scope and extent of our compliance responsibility at a global level. For example, the PRC regulatory frameworks with regard to data security and data protection is evolving. The PRC Civil Code, the PRC Cyber Security Law, the Personal Information Protection Law, the Provisions on the Cyber Protection of Children’s Personal Information, the Regulation on the Protection of Minors in Cyberspace, the PRC Data Security Law, the Regulations on Network Data Security Management and the Measures for the Administration of Personal Information Protection Compliance Audits set forth the regime to protect individual privacy and personal data security in general by requiring internet service providers to collect data in accordance with the laws and in proper manner, and obtain consents from internet users prior to the collection, use or disclosure of internet users’ personal data, and the PRC Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of China’s “critical information infrastructure.” Furthermore, the Cybersecurity Review Measures require that a “network platform operator” that possesses personal information of more than one million users apply for a cybersecurity review when seeking overseas listing. Separately, the Measures for the Security Assessment of Cross-border Data Transfer and the Provisions on Promoting and Regulating Cross-border Data Flows require a data processor apply for security assessment for its cross-border data transfer based on the importance and amount of the data transferred. See “Item 4. Information on the

Company—B. Business Overview—Others—Regulations Relating to Personal Privacy and Data Protection.” The developing requirements relating to clear and prominent privacy notices (including in the context of obtaining informed and specific consents to the collection and processing of personal data, where applicable) may potentially deter users from consenting to certain uses of their personal information. In general, negative publicity of us or our industry regarding actual or perceived violations of our users’ privacy-related rights, including fines and enforcement actions against us or other similarly placed businesses, may also impair users’ trust in our privacy practices and make them reluctant to give their consent to share their data with us.

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

As of March 31, 2026, we had not obtained any VoIP or other telecommunications license and we have not received any notification from regulators or licensed telecommunications service providers alleging that we provide unlicensed VoIP or telecommunications services. We are nonetheless subject to uncertainties in laws and regulations, including those in MENA. We cannot assure you that we are exempt from the licensing requirements relating to Internet or telecommunications services in the relevant jurisdictions. If our mobile applications were found by a regulatory authority to be in violation of any applicable laws or regulations, such as the lack of requisite approvals or licenses, we may no longer be able to offer our mobile applications in the relevant jurisdiction, and we may also be subject to other penalties. Any such penalties or enforcement actions may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

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

As of December 31, 2025, our management had concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures— Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued a report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025. However, our internal control over financial reporting may not prevent or detect all errors and all fraud for a variety of reasons. In addition, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

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
•
regional military escalations and cross-border conflicts, including those involving major global and regional powers;
•
disruptions to key global shipping and energy routes, including due to geopolitical tensions affecting maritime chokepoints such as the Strait of Hormuz;
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

Recent geopolitical developments in the Middle East, including those involving the United States, Israel and Iran, have contributed to increased volatility in global oil and gas prices. Any escalation, including disruptions to key export routes such as the Strait of Hormuz, may adversely affect oil prices, regional economic stability and investor sentiment. The UAE’s economy as well as a number of other economies within MENA are highly dependent upon the oil and gas industry. Oil and gas prices fluctuate in response to changes in many factors, including, but not limited to:

•
economic and political developments in oil producing regions;
•
geopolitical tensions and military activity affecting oil production, transportation and export infrastructure;
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

Notwithstanding the above, in line with the Organization for Economic Cooperation and Development’s, or the OECD, Base Erosion and Profit Shifting, or the BEPS, Pillar 2 framework, the UAE introduced Federal Decree-Law No. 60 of 2023 (amending the CT Law) providing for a top-up-tax rate to be applied to entities that are part of large multinational enterprises, such that their effective tax rate becomes 15%. Cabinet Decision No. 142 of 2024 was subsequently issued providing the details on the application of the top-up-tax and governing its implementation.

The top-up-tax implemented became effective since January 1, 2025, and is generally applicable to constituent entities that are members of a multinational enterprise group that has annual global consolidated revenues of 750 million Euros or more in at least two out of the four fiscal years immediately preceding the tested fiscal year.

Entities incorporated or registered in free zones that are considered qualifying free zone persons are subject to 0% corporate tax on qualifying income. The CT Law prescribes conditions that free zone persons must satisfy in order to be treated as qualifying free zone persons. Among the conditions are that the free zone person must maintain adequate substance in the free zone, prepare and maintain audited financial statements, comply with the arm’s length principle and transfer pricing requirements, and generate “qualifying income.” Related cabinet decisions define “qualifying income” and set out layered conditions governing its classification. Our UAE subsidiaries are incorporated in the Dubai Development Authority free zone. For the years ended December 31, 2024 and 2025, certain of our UAE subsidiaries have applied the 0% tax rate on their qualifying income, as qualifying free zone persons. We believe that the subsidiaries more likely than not satisfy all the conditions prescribed in the CT Law to be designated qualifying free zone persons. If a free zone person does not meet all the prescribed conditions, it will be subject to a rate of 9% on its taxable income exceeding AED 375,000.

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

Among our directors and executive officers, Mr. Tao Yang and Mr. Jianfeng Xu mainly reside within mainland China, and Ms. Lili Xu and Ms. Yang Hu mainly reside in Hong Kong, and a portion of our assets and the assets of those persons are located within China. It may be difficult for investors to effect service of process upon us or those persons inside China or to enforce against us or them in China any judgments obtained from non-PRC courts. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. In addition, there is uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. However, a foreign judgment may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court since the judgment may be regarded as creating a debt between the parties to it, provided that the foreign judgment, among other things, is a final judgment conclusive upon the merits of the claim and is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the Unites States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment. However, judgments rendered by Hong Kong courts may be recognized and enforced in China if the requirements set forth by the Arrangement on Mutual Recognition and Enforcement of Judgments in Civil and Commercial Matters by Courts of Mainland and of the Hong Kong Special Administrative Region are met. Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions other than Hong Kong in relation to any matter not subject to binding arbitration provisions may be difficult.

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

If the PCAOB determines that it is unable to inspect or investigate completely auditor located in China at any point in the future, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.

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

Following the Statement of Protocol signed between the PCAOB and the CSRC and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations. On November 30, 2023, the PCAOB announced that it had completed its inspections on registered public accounting firms headquartered in mainland China and Hong Kong for 2023 with the complete access required under the HFCA Act. As such, we were not identified as an SEC-identified issuer following the filing of our annual reports in 2023 and onward and we do not expect to be identified as an SEC-identified issuer following the filing of our annual report in 2026 either. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

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

The trading prices of the ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on September 30, 2020, the trading prices of our ADSs ranged from US$3.00 to US$41.35 per ADS, and the last reported trading price on April 20, 2026 was US$6.96 per ADS. The prices for our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies from emerging markets. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of the securities of other companies from emerging markets after their offerings, including technology companies and social media platforms, may affect the attitudes of investors toward companies from emerging markets listed in the U.S., which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other companies from emerging markets may also negatively affect the attitudes of investors towards companies from emerging markets in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of the ADSs. In particular, concerns about the economic impact of the Ukraine-Russia war have triggered significant price fluctuations in the U.S. stock market.

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

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline significantly. As of December 31, 2025, we had 128,227,316 Class A ordinary shares and 24,734,013 Class B ordinary shares outstanding. All ADSs representing our Class A ordinary shares are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding after our initial public offering are available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

We also established FYXTECH YALLA LIMITED in the British Virgin Islands in June 2018 to hold an operating subsidiary in the UAE, namely Yalla Technology FZ-LLC, or Yalla UAE, which was established in July 2018. Yalla UAE holds an operating subsidiary in the UAE, namely Waha Technology FZ-LLC, or Waha UAE, which was established in September 2021.

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

We currently operate our business mainly through Yalla UAE, Waha UAE, Meta UAE, Shenzhen Moov, Hangzhou Yale Information, YG Technology, Shenzhen Moojo and Shenzhen Moojoyo. Yalla UAE and its subsidiary Waha UAE function as our primary business operation center and engages in sales, marketing, customer service and other business operations. Meta UAE and Hangzhou Yale Information both perform technology and product development functions. Shenzhen Moov primarily performs marketing and financial reporting functions. YG Technology performs game launching functions. Shenzhen Moojo and Shenzhen Moojoyo both perform gaming operational support functions.

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

Leveraging the above advantages, we have built a large and vibrant Yalla community and are the largest MENA-based online social networking and gaming company in terms of revenue in 2022 according to Frost and Sullivan. In the fourth quarter of 2025, approximately 44.8 million users visited our platform on average each month, and the number of paying users on our platform reached 10.4 million during the same period.

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

Our Financial Performance

We have experienced continued revenue growth in recent years. We primarily generate our revenue by providing group chatting and games services. Individual users consume virtual currencies to purchase virtual items and upgrade services or play games on our platform. Virtual items primarily consist of various virtual gifts and privileges in chat rooms or games. Upgrade services primarily consist of VIP rights or premium membership on our platform. Our revenues increased by 6.5% from US$318.9 million in 2023 to US$339.7 million in 2024 and further increased by 0.7% to US$341.9 million in 2025.

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

Localized Online Events

We organize localized online events, most of which are based on traditional holidays, to further enhance user engagement and interactions. In 2025, we organized 84 online events in Yalla and 133 online events in Yalla Ludo, all of which were based on Islamic traditional festivals or localized Arabic designs to enhance user engagement and interaction. For example, after Eid al-Fitr (March 29, 2025), Amir joined online celebrations while keeping up with his religious routines. He voice-chatted with friends in Yalla rooms, shared photos on Yalla Moments, sent and received activity gifts to earn shining points on the ranking list, making his festival even brighter. Before sleep, Amir switched to Yalla Ludo, played Ludo games under the festival event guidelines, completed the activity tasks and received the exclusive Ludo chessboard theme for Eid al-Adha. From June 4 to June 19, 2025, our users celebrated Eid al-Adha on our platform by sending customized gifts and participating in online tasks. Approximately 3.4 million users participated in the event.

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
•
Content recommendation engine. We have been developing and implementing an individualized content recommendation engine. We established this engine based on the user behavior data that we have accumulated from 1,037.3 million registered users as of December 31, 2025, analyzed through our proprietary algorithms to achieve accurate user profiling. Such accurate user profiling in turn allows our content recommendation engine to match users with their favorite content.

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

Our trademarks, including “Yalla,” “Yalla Ludo,” “Yalla Parchis,” “101 Okey Yalla” and “YallaChat,” are a critical component of the value of our business. As of December 31, 2025, we had 177 registered trademarks, 29 pending trademark applications and 223 registered copyrights in 52 jurisdictions, including a number of jurisdictions in MENA. As of December 31, 2025, we had 340 domain names, including yalla.com, and two invention patents.

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

The provisions of Federal Law No. 15 of 2025 as amended, regarding civil transactions, or the Civil Code, generally apply to commercial transactions to the extent they do not conflict with the corresponding provisions of the Commercial Code. The Civil Code governs, among other things, basic contract law principles, property rights and the creation of various security interests. The Civil Code also contains general provisions imposing liability arising from intentional and negligent acts. Such provisions are derived from the disciplines and principles of Sharia. The Civil Code further provides for a distinction between direct and indirect (or consequential) harm, but does not define these terms.

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

In addition to the Labor Law, all companies operating within Dubai Internet City, or the DIC, which is within the remit of the DDA, are also subject to the Dubai Technology and Media Free Zone Employment Regulations 2004 as amended and/or supplemented by way of further decisions implemented by the DDA, hereinafter, the Employment Regulations. The Employment Regulations authorize the DDA to sponsor employees’ residence visas, and contain provisions relating to the identity cards and passports of employees, the provision of medical care, as well as health and safety standards for employees. While applications for visas within the DIC are made to the DDA, it is ultimately the federal immigration authority that grants these visas to the employees of companies in the DIC. The DDA (as well as the immigration authority) is also authorized to impose fines on companies for failure to comply with the Labor Law or the Employment Regulations. Additionally, in the event of employment disputes, the DDA will hear both parties’ positions and, if no resolution is reached, will refer the matter to the UAE Labor Court or the Ministry of Human Resources and Emiratisation (whichever is applicable). The Labor Law and the Employment Regulations are applicable to all employees working for private sector companies within the DDA, including foreign nationals.

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

The UAE Penal Code allows corporate entities to be held criminally liable for offences committed through their directors, agents, or representatives. A company may face a fine of up to AED20,000 (US$5,446) for defamation and slander, and up to AED5,000,000 (US$1,361,229) for other offences under the Penal Code, in addition to any penalties that may be imposed on the individuals involved.

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

Child Digital Safety

The UAE Federal Decree-Law No. 26 of 2025 On Child Digital Safety Law came into force on January 1, 2026. Despite this, the law is not yet effective as all persons subject to the law have one year from the date of its entry into force to become compliant and that compliance period can be extended by a decision of the UAE Cabinet.

As of March 31, 2026, the UAE Cabinet has yet to issue any decisions needed to implement the law.

The law applies to our platform and mobile applications as it applies to digital platforms operating within the UAE or targeting users in the UAE whenever it involves children’s use of digital platforms or their exposure to the platforms’ content or services. Digital platforms include, but are not limited to, smart applications, messaging apps, and forums; electronic games' platforms and social media platforms.

All digital platforms operating in the UAE or targeting users in the UAE must, in accordance with their classification which is to be based on risk assessment under the law, and has yet to be implemented, develop and implement enhanced child protection measures, procedures, and controls to ensure children’s digital safety and protect them from harmful content in the digital environment. This includes such matters as implementing privacy and personal data protection features for children in accordance with their age group, activating blocking and filtering tools, age classification tools for content, the controls over targeted electronic advertisements, and tools to disable features related to excessive interaction and engagement by the child, in accordance with their age group.

The UAE Cabinet has not yet issued the administrative penalties regulation for acts that violate the provisions of this law and the enforcement mechanisms.

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

Urgent applications and accelerated examination procedures

Applicants may request accelerated examination before the UAE Patent Office for “urgent applications,” provided that adequate justification is submitted. In practice, the UAE Patent Office has increasingly adopted mechanisms to expedite examination. Notably, MOE may take into account search and examination reports issued by recognized international patent office’s when assessing corresponding UAE applications.

While the UAE does not operate a formal Patent Prosecution Highway (PPH) program, the MOE may rely on foreign examination outcomes to streamline its review process. This operates as a quasi-PPH mechanism and can significantly reduce examination timelines where corresponding applications have already undergone substantive examination in jurisdictions such as the United States.

Accordingly, applicants seeking expedited examination are advised to align their UAE filings with parallel applications in major jurisdictions and to submit relevant foreign search and examination reports in support of acceleration.

Patent filing

Prior to 2021, there were two primary routes to patent protection in the UAE, a national route, and a regional route. The national route required the filing of a national application at the UAE Patent Office (this remains the current, standard procedure of filing all patent applications in the UAE). In addition, applicants may also enter the UAE via the Patent Cooperation Treaty (PCT) by filing an international application and subsequently entering the UAE national phase within the prescribed timelines. The UAE is also a member of the Paris Convention, allowing applicants to claim priority from an earlier-filed application in another member country within twelve (12) months.

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

Furthermore, the GCCPO recently announced that it would partially resume its services for filing and examining new patent applications for Bahrain, Kuwait and Qatar. Applicants will have the option of filing a single application directly to the GCCPO which will carry out the formality and substantive examination on behalf of the three national offices. Following examination, the application is then forwarded to the respective national offices for grant or rejection. It is yet to be announced when or if patent filing and examination in the UAE patent office will be handled through the GCCPO.

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

Corporate income tax

The UAE has implemented a federal-level corporate tax, which became applicable to financial years beginning on or after June 1, 2023. Furthermore, certain Emirates in the UAE, such as Dubai, have a corporate income tax at the Emirates level. Under these Emirate-level decrees, CIT is imposed on the net income generated by bodies corporate and branches operating in the Emirate, at progressive rates of up to 55%. However, in practice the Emirate-level CIT has only been imposed on companies engaged in upstream oil and gas activities and branches of foreign banks. Free zones in the UAE, including the DCC free zone, provide for an exemption from certain Emirate-level corporate taxes for 15 to 50 years depending on the free zone.

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

Foreign Investment Industrial Policy

Investment activities in China by foreign investors are principally governed by the Catalogue for the Encouragement of Foreign Investment Industries (2025 Edition), and the 2024 Negative List. The catalogue and the 2024 Negative List set forth the industries in which foreign investments are encouraged, restricted, and prohibited. Industries that are not listed in any of these three categories are generally open to foreign investment, unless otherwise specifically restricted by other PRC rules and regulations.

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

Regulations Related to Tax

Enterprise income tax

On March 16, 2007, the NPC issued the EIT Law, which was last amended by the SCNPC on December 29, 2018. The Regulation on the Implementation of the Enterprise Income Tax Law, or the EIT Regulation, was issued by the State Council on December 6, 2007 and became effective on January 1, 2008, and was last amended on December 6, 2024 and became effective on January 20, 2025. Pursuant to the EIT Law and the EIT Regulation, both domestic and foreign-invested enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located in the PRC are considered resident enterprises. The defined term “de facto management bodies” are “establishments that carry out substantial and overall management and control over production and operations, personnel, accounting, and properties” of the enterprise. In April 2009, the SAT issued the Circular of the SAT on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or SAT Circular 82, which became partially invalid on December 29, 2017, and provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China.

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

The Notice of Taxation on Implementing the Pilot Program of Replacing Business Tax with VAT in an All-round Manner was issued jointly by the MOF and SAT on March 23, 2016, partly amended by the MOF, SAT and the General Administration of Customs on March 20, 2019 and became effective on April 1, 2019, according to which the countrywide pilot practice of levying VAT in lieu of business tax, or the Pilot Practice, has been carried out since May 1, 2016. According to the specific regulatory documents for the Pilot Practice, including the Implementation Measures for the Pilot Practice of Levying VAT in lieu of Business Tax, the VAT rates vary from 17%, 11%, 6%, 3% to 0% for taxpayers incurring taxable activities. According to the Notice of the MOF and SAT on Adjusting the Value-added Tax Rate effective on May 1, 2018 and the Announcement of the Ministry of Finance, the SAT and the General Administration of Customs on Relevant Policies for Deepening the Value-Added Tax Reform promulgated on March 20, 2019, which came into effect on April 1, 2019 and became partially invalid on September 1, 2025, the VAT rates on sales activities and import of goods that were previously 17% and 11%, respectively, were adjusted to 13% and 9%, respectively.

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

Regulations Relating to Personal Privacy and Data Protection

On November 7, 2016, the SCNPC promulgated the PRC Cybersecurity Law, which took effect in June 2017. The PRC Cybersecurity Law requires, among other things, network operators to implement security measures to protect networks from interference, damage and unauthorized access and prevent data from being leaked, stolen or tampered with, and stipulates that, for the purpose of cybersecurity, network operators must collect and use personal information in line with the principles of legitimacy, properness and necessity, strictly within the scope authorized by data subjects unless otherwise stipulated by laws or regulations. On October 28, 2025, the Standing Committee of the National People’s Congress adopted amendments to the Cybersecurity Law, which took effect on January 1, 2026. The amendments introduce significantly increased penalties for non-compliance, reflecting a heightened enforcement landscape. In addition, they set forth enhanced liability provisions targeting overseas entities whose activities endanger China’s cybersecurity—such entities may face sanctions, including asset freezes, imposed by competent authorities such as the Ministry of Public Security. The amended law also incorporates recent regulatory developments by supporting AI technology innovation, strengthening AI security oversight, and refining the legal liability framework.

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

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law requires, among other things, data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data security, data processing activities must be conducted based on data classification and hierarchical protection system.On August 20, 2021, the Standing Committee promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose that should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. Personal information processors shall adopt necessary measures to safeguard the security of the personal information they handle. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

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

On February 22, 2023, the CAC promulgated the Measures for the Administration of Standard Contracts for Cross-Border Transfer of Personal Information (the “Standard Contract Measures”), which took effect on June 1, 2023. The Standard Contract Measures apply to personal information processors (excluding critical information infrastructure operators) that transfer personal information overseas and do not meet the conditions for applying for outbound data transfer security assessment. It requires, among other things, that personal information processors sign a standard contract formulated by the CAC with overseas receiving parties, conduct a personal information protection impact assessment before signing the contract, and complete the filing procedures with the competent authorities within the prescribed time limit, and stipulates that personal information processors shall not split data quantities to evade regulatory requirements.

On March 22, 2024, the CAC promulgated Provisions on Promoting and Regulating Cross-border Data Flows, which took effect on March 22, 2024. According to the provisions, data processors providing outbound data shall apply for outbound data transfer security assessment with CAC in any of the following circumstances: (i) where a CIIO provides personal information or important data abroad; (ii) where any data processor other than a CIIO provides important data abroad or, as of January 1 of the current year, provides personal information (excluding sensitive personal information) of not less than 1 million people or sensitive personal information of not less than 10,000 people in aggregate to overseas parties. In case of any discrepancy between these provisions and the relevant provisions such as the Measures on Security Assessment of Cross-border Data Transfer and Standard Contract Measures, Provisions on Promoting and Regulating Cross-border Data Flows shall prevail.

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

On February 12, 2025, the CAC, promulgated the Measures for the Administration of Personal Information Protection Compliance Audits (the “Compliance Audit Measures”), which took effect on May 1, 2025. The Compliance Audit Measures require personal information processors to conduct regular compliance audits of their personal information processing activities, including reviewing the lawfulness of the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information, as well as the implementation of data security safeguards. Specifically, personal information processors that process the personal information of more than 10 million individuals must conduct compliance audits at least once every two years.

On October 14, 2025, the CAC and the State Administration for Market Regulation jointly promulgated the Measures for the Administration of Certification for Cross-Border Transfer of Personal Information (the “Certification Measures”), which took effect on January 1, 2026. The Certification Measures, formulated in accordance with the PRC Personal Information Protection Law and other relevant laws and regulations, provide an alternative pathway for cross-border personal information transfer. It requires, among other things, that personal information processors applying for certification must be non-critical information infrastructure operators and meet the specified personal information transfer quantity requirements, and stipulates that qualified professional certification institutions shall conduct the certification in accordance with relevant rules, with the certification certificate valid for three years.

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

C.
Organizational Structure

The following diagram illustrates our corporate structure as of December 31, 2025. Certain entities that are immaterial to our results of operations, business and financial condition are omitted.

We currently operate our business mainly through Yalla UAE, Waha UAE, Meta UAE, Shenzhen Moov, Hangzhou Yale Information, YG Technology, Shenzhen Moojo and Shenzhen Moojoyo. Yalla UAE and its subsidiary Waha UAE function as our primary business operation center and engages in sales, marketing, customer service and other business operations. Meta UAE and Hangzhou Yale Information both perform technology and product development functions. Shenzhen Moov primarily performs marketing and financial reporting functions. YG Technology performs game launching functions. Shenzhen Moojo and Shenzhen Moojoyo both perform gaming operational support functions.

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

We currently lease and occupy approximately 6,015.9 square feet of office space in Dubai, approximately 327 square meters of office space in Riyadh, approximately 1,016 square meters of office space in Shenzhen, approximately 6,378 square meters of office space in Hangzhou, approximately 696 square meters of office space in Guangzhou, approximately 1,567 square feet of office space in Hong Kong, and approximately 2,131 square feet of office space in Singapore. These leases have terms of one year to five years. We also purchased two buildings of approximately 679 square meters in Shenzhen.

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

A.
Operating Results

Overview

We are a social networking and gaming platform in MENA. We have built a large and vibrant Yalla community. In the fourth quarter of 2025, approximately 44.8 million users visited our platform on average each month, and the number of paying users on our platform reached 10.4 million during the same period.

We have experienced continued revenue growth in recent years. We primarily generate our revenue by providing group chatting and games services. Individual users consume virtual currencies to purchase virtual items and upgrade services or play games on our platform. Virtual items primarily consist of various virtual gifts and privileges in chat rooms or games. Upgrade services primarily consist of VIP rights or premium membership on our platform. Our revenues increased by 6.5% from US$318.9 million in 2023 to US$339.7 million in 2024 and further increased by 0.7% to US$341.9 million in 2025.

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

Our ability to expand user base

We primarily generate our revenue by providing group chatting and games services. Our ability to expand our user base will affect the growth of our business and revenues going forward. Our average MAUs increased by 14.4% from 36.2 million in the three months ended December 31, 2023 to 41.4 million in the three months ended December 31, 2024, and further increased by 8.2% to 44.8 million in the three months ended December 31, 2025. We seek to further expand our user base by penetrating our existing markets and expanding into other underserved markets. Our ability to expand user base depends on our abilities to, among other things, deliver superior user experience, raise brand recognition, utilize cost-effective user acquisition channels and increase attractiveness and breadth of content offerings.

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

Our ability to monetize

Our results of operations mainly depend on our ability to monetize our user base by converting non-paying users into paying users and keeping them active. Our revenues are primarily affected by the number of paying users and ARPPU. We experienced growth in the number of paying users from 11.9 million in the three months ended December 31, 2023 to 12.3 million in the three months ended December 31, 2024, primarily driven by our continuous efforts to enhance user experience and increase engagement through content tailored to local cultural preferences. Our ARPPU also increased from US$6.6 in the three months ended December 31, 2023 to US$7.2 in the same period in 2024. Despite a decline in the number of paying users from 12.3 million in the three months ended December 31, 2024 to 10.4 million in the three months ended December 31, 2025, primarily due to fewer promotional events offered by third‑party payment platforms, our ARPPU continued to rise, increasing from US$7.2 in the three months ended December 31, 2024 to US$7.9 in the same period of 2025.

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

The following table sets forth our average MAUs, paying users and ARPPU:

	Three Months Ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Average MAUs (in thousands)	37,791	38,999	40,176	41,445	44,555	42,421	43,420	44,848
Paying users (in thousands)	12,806	12,023	12,582	12,309	11,787	11,186	11,366	10,444
ARPPU(1) (US$)	6.0	6.6	6.9	7.2	6.9	7.4	7.7	7.9

(1)
When calculating the ARPPU, we include revenues generated from our main mobile applications in a given period.

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

The number of paying users decreased from 12.3 million for the fourth quarter of 2024 to 10.4 million for the fourth quarter of 2025, primarily due to fewer promotion events held by third-party payment platforms in the same period.

ARPPU

ARPPU is a measure we adopted to better understand user behaviors and evaluate our monetization strategies. We calculate ARPPU in a given period by dividing (i) revenues generated from our main mobile applications in a given period, by (ii) the number of paying users for such period.

Our ARPPU increased from US$7.2 in the fourth quarter of 2024 to US$7.9 in the same period of 2025 mainly because our enhanced social and gamification features derive users to spend more on our platform.

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

British Virgin Islands

Under the current laws of the British Virgin Islands, our subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. In addition, upon payments of dividends by the subsidiaries to their shareholders, no BVI withholding tax will be imposed.

UAE

For the year ended December 31, 2023, our subsidiaries incorporated in the UAE were not subject to tax on income or capital gain. The UAE has introduced Federal Decree-Law No. 47 of 2022 on the Taxation of Corporations and Businesses (the “CT Law”), which applies to financial years beginning on or after June 1, 2023. Under the CT Law, corporate tax is applicable to (amongst others) legal persons in the UAE at the rate of 9% on taxable income above AED375,000. However, entities incorporated or registered in free zones that are considered qualifying free zone persons (“QFZP”) are subject to 0% tax on their qualifying income.

Certain of our UAE subsidiaries apply 0% tax rate on their qualifying income, as QFZP for the years ended December 31, 2024 and 2025, while other UAE subsidiaries are subject to the corporate tax at a rate of 9%. We believe that the subsidiaries are more likely than not that satisfying all the conditions for QFZP prescribed in the CT Law. If a free zone person does not meet all the conditions, it will be subject to a rate of 9% on its taxable income.

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

Mainland China

Our PRC subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, except for one entity that is entitled to preferential tax treatment. One of our PRC subsidiaries became qualified as an “Advanced Technology Service Enterprise” in 2025 and is entitled to a preferential income tax rate of 15% for the year ended December 31, 2025.

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

	For the Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues	318,878	100.0	339,676	100.0	341,938	100.0
Costs and expenses
Cost of revenues	(114,527)	(36.0)	(120,471)	(35.6)	(111,926)	(32.8)
Selling and marketing expenses	(45,383)	(14.2)	(31,348)	(9.2)	(34,550)	(10.1)
General and administrative expenses	(36,808)	(11.5)	(37,424)	(11.0)	(38,975)	(11.4)
Technology and product development expenses	(25,805)	(8.1)	(29,031)	(8.5)	(34,270)	(10.0)
Total costs and expenses	(222,523)	(69.8)	(218,274)	(64.3)	(219,721)	(64.3)
Operating income	96,355	30.2	121,402	35.7	122,217	35.7
Interest income	19,833	6.2	28,674	8.4	25,662	7.5
Government grants	337	0.1	800	0.2	931	0.3
Investment income (loss)	1,728	0.6	(2,806)	(0.7)	3,310	1.0
Impairment loss of investments	(2,509)	(0.8)	—	—	—	—
Income before income taxes	115,744	36.3	148,070	43.6	152,120	44.5
Income tax expense	(2,686)	(0.8)	(13,919)	(4.1)	(3,980)	(1.2)
Net income	113,058	35.5	134,151	39.5	148,140	43.3

Comparison of Year Ended December 31, 2025 and Year Ended December 31, 2024

Revenues. Our total revenues increased by 0.7% from US$339.7 million in 2024 to US$341.9 million in 2025, which was primarily driven by the broadening of user base and enhanced user monetization.

Costs and expenses. Our total costs and expenses increased by 0.7% from US$218.3 million in 2024 to US$219.7 million in 2025.

•
Cost of revenues. Our cost of revenues decreased by 7.1% from US$120.5 million in 2024 to US$111.9 million in 2025, mainly due to lower commission fees paid to third-party payment platforms by US$4.9 million from 2024 to 2025 as a result of diversified payment channels. Cost of revenues as a percentage of our total revenues decreased from 35.5% in 2024 to 32.7% in 2025.
•
Selling and marketing expenses. Our selling and marketing expenses increased by 10.2% from US$31.3 million in 2024 to US$34.6 million in 2025, mainly due to an increase in advertising and market promotion expenses by US$7.3 million from 2024 to 2025 attributable to our continued user acquisition efforts and expanding product portfolio, and partially offset by a decrease of US$2.9 million in salaries and benefits for our selling and marketing staff. Selling and marketing expenses as a percentage of our total revenues increased from 9.2% in 2024 to 10.1% in 2025.
•
General and administrative expenses. Our general and administrative expenses increased by 4.1% from US$37.4 million in 2024 to US$39.0 million in 2025. The increase was mainly due to an increase in foreign exchange loss of US$2.1 million from 2024 to 2025. General and administrative expenses as a percentage of our total revenues increased from 11.0% in 2024 to 11.4% in 2025.
•
Technology and product development expenses. Our technology and product development expenses increased by 18.0% from US$29.0 million in 2024 to US$34.3 million in 2025, mainly due to an increase in salaries and benefits for our technology and product development staff by US$5.4 million from 2024 to 2025, driven by an increase in the headcount of our technology and product development staff to support the development of new businesses and expansion of our product portfolio. Technology and product development expenses as a percentage of our total revenues increased from 8.5% in 2024 to 10.0% in 2025.

Interest income. Our interest income decreased from US$28.7 million in 2024 to US$25.7 million in 2025, primarily due to the decreased position of term deposits.

Government grants. Our government grants amounted to US$0.9 million in 2025, compared with US$0.8 million in 2024.

Investment income (loss). Our investment income was US$3.3 million in 2025, compared to an investment loss of US$2.8 million in 2024, primarily due to changes in the fair value of wealth management products.

Income tax expense. Our income tax expense decreased from US$13.9 million in 2024 to US$4.0 million in 2025, primarily due to a decrease in UAE corporate tax.

Net income. As a result of the foregoing, our net income increased by 10.4% from US$134.2 million in 2024 to US$148.1 million in 2025.

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

The following table reconciles our non-GAAP operating income in the years presented to operating income:

	For the Year Ended December 31,
	2023	2024	2025
	(US$ in thousands)
Operating income	96,354	121,401	122,217
Add: share-based compensation expenses	17,930	14,692	10,317
Non-GAAP operating income	114,284	136,093	132,534

The following table reconciles our non-GAAP net income in the years presented to net income:

	For the Year Ended December 31,
	2023	2024	2025
	(US$ in thousands)
Net income	113,058	134,151	148,140
Add: share-based compensation expenses, net of tax effect of nil*	17,930	14,692	10,317
Non-GAAP net income	130,988	148,843	158,457

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

In 2023, 2024 and 2025, net cash provided by operating activities was US$139.3 million, US$172.8 million and US$137.5 million, respectively.

As of December 31, 2025, we had cash and cash equivalents and restricted cash of US$528.6 million, as compared to cash and cash equivalents and restricted cash of US$490.4 million as of December 31, 2024.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2023	2024	2025
	(US$ in thousands)
Net cash provided by operating activities	139,320	172,817	137,537
Net cash (used in) provided by investing activities	(226,125)	18,579	(45,081)
Net cash used in financing activities	(7,554)	(12,823)	(55,464)
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	(591)	(524)	1,250
Net (decrease) increase in cash and cash equivalents and restricted cash	(94,950)	178,049	38,242
Cash and cash equivalents and restricted cash at the beginning of the year	407,257	312,307	490,356
Cash and cash equivalents and restricted cash at the end of the year	312,307	490,356	528,598

Operating Activities

Net cash provided by operating activities was US$137.5 million in 2025, primarily due to net income of US$148.1 million, adjusted for the effects of changes in working capital and other activities. Reconciliation of net income to net cash provided by operating activities primarily consisted of the non-cash share-based compensation expenses of US$10.3 million. Changes in working capital primarily consisted of a decrease in income taxes payable of US$7.8 million due to a decrease in UAE corporate tax payable, and an increase in prepayments and other current assets of US$6.5 million due to an increase in receivables from third-party payment platforms.

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

Investing Activities

Net cash used in investing activities was US$45.1 million in 2025, which was primarily attributable to (i) purchase of short-term investments of US$277.7 million, and (ii) purchase of term deposits of US$197.8 million, partially offset by (i) proceeds from maturity of short-term investments of US$238.4 million, and (ii) proceeds from maturity of term deposits of US$208.0 million.

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

Financing Activities

Net cash used in financing activities was US$55.5 million in 2025, which was primarily attributable to repurchase of ordinary shares of US$56.6 million, partially offset by proceeds from exercise of share options of US$1.1 million.

Net cash used in financing activities was US$12.8 million in 2024, which was primarily attributable to repurchase of ordinary shares of US$13.9 million, partially offset by proceeds from exercise of share options of US$1.1 million.

Net cash used in financing activities was US$7.6 million in 2023, which was primarily attributable to repurchase of ordinary shares of US$8.5 million, which was partially offset by proceeds from exercise of share options of US$0.9 million.

Capital Expenditures

We made capital expenditures of US$1.6 million, US$0.8 million and US$2.3 million in 2023, 2024 and 2025, respectively. Our capital expenditures were mainly used for purchases and prepayments of property and equipment and purchases of intangible asset. We will continue to make capital expenditures to meet the expected growth of our business.

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

Our technology and product development expenses were US$25.8 million, US$29.0 million and US$34.3 million in 2023, 2024 and 2025, respectively.

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

For the year ended December 31, 2025, we had not identified critical accounting estimates that involve a significant level of estimation uncertainty and would have a material impact on our results.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Tao Yang	49	Chairman and Chief Executive Officer
Saifi Ismail	44	Director and President
Jianfeng Xu	38	Director and Chief Operating Officer
David Cui	57	Independent director
Lili Xu	44	Independent director
Saeed Al Hamli	58	Independent director
Mohamed Al Ghanim	55	Independent director
Yang Hu	43	Chief Financial Officer

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

David Cui has served as one of our independent directors since September 2020. Mr. Cui served as the chief financial officer of Vipshop Holdings Limited from October 2020 to May 2023. Mr. Cui has also served as an independent non-executive director of Inkeverse Group Limited, a leading Chinese mobile live streaming company listed on the Hong Kong Stock Exchange, since June 2018, and High Templar Tech Limited (former name: Qudian Inc.), a NYSE-listed consumer-oriented technology company in China since May 2024. Mr. Cui has extensive experience in public accounting and financial management. From August 2017 to September 2020, Mr. Cui was the chief financial officer of Zepp Health Corporation (former name: Huami Corporation). From August 2015 to April 2017, Mr. Cui was the chief financial officer of China Digital Video Holdings Limited, a company listed on the Hong Kong Stock Exchange. Prior to that, Mr. Cui was an independent financial advisor to high growth companies on business strategies, fund raising, corporate governance and accounting matters. From April 2011 to August 2013, Mr. Cui was the chief financial officer in iKang Healthcare Group, Inc., a company listed on the Nasdaq Global Select Market. He was an audit senior manager of Deloitte Touche Tohmatsu, China from April 2007 to April 2011. Prior to that, Mr. Cui was the financial reporting manager of Symantec Corporation. From April 2004 to August 2006, he served as an audit manager of Ernst & Young, California. Mr. Cui was a senior auditor in the Audit and Advisory Services practice of Health Net, Inc., California from May 2001 to April 2004. From January 1996 to May 2001, Mr. Cui worked in public accounting in Canada and the United States. Mr. Cui has a bachelor’s degree in business administration from Simon Fraser University, Canada and is a retired U.S. CPA.

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

Saeed Al Hamli has served as one of our independent directors since November 2021. Mr. Al Hamli is an accomplished telecommunications executive with excellent leadership skills and extensive experience navigating challenging environments. He is the founder and chief executive officer of Seattle Project Management Services, which focuses on and embraces new technology trends by investing in and partnering with leading technology companies. He has been appointed as a board director of Aurum Equity Partners, which specializes in infrastructure assets that provide essential services to communities and businesses. He had also held leading positions in Etisalat Group, a multinational Emirati-based telecommunications services provider, as chief executive officer of Etisalat Egypt, and chief executive officer of Etisalat Afghanistan. He was one of the early founders of Thuraya Satellite Telecommunications in 1997 and served in Thuraya in many roles, including chief commercial officer. Mr. Al Hamli received an Executive MBA from American University of Sharjah (AUS) in 2003 and a BSC in Electrical Engineering from Florida Institute of Technology (FIT) in 1991.

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

B.
Compensation

Compensation

In 2025, we paid aggregate cash compensation of US$17.4 million to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. Our operating subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance and other statutory benefits. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

Option Grants

Since the adoption of the 2018 Plan, we have granted options to certain directors, officers and employees. As of December 31, 2025, 19,524,479 Class A ordinary shares were issuable upon the exercise of outstanding share options under the 2018 Plan, and 113,500 Class A ordinary shares were available for future equity awards under the 2018 Plan.

The table below summarizes, as of December 31, 2025, the options we have granted to our directors and executive officers under the 2018 Plan.

Name	Position	Ordinary Shares Underlying Options Awarded	Option Exercise Price (US$)	Grant Date	Option Expiration Date
Tao Yang	Chairman and Chief Executive Officer	5,000,000	0.22	June 30, 2019	June 30, 2029
		5,000,000	0.35	June 28, 2020	June 28, 2030
Saifi Ismail	Director and President	100,000	0.10	December 31, 2019	December 31, 2029
Jianfeng Xu	Director and Chief Operating Officer	4,200,000	0.22	June 30, 2019	June 30, 2029
Yang Hu	Chief Financial Officer	400,000	0.18	June 30, 2019	June 30, 2029

As of December 31, 2025, other employees as a group held outstanding options to purchase 10,504,479 Class A ordinary shares of our company under the 2018 Plan, at exercise prices ranging from US$0.10 to US$0.68 per share.

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

Option Grants

Since the adoption of the 2020 Plan, we have granted options to certain directors, officers, employees, as well as an external consultant. As of December 31, 2025, 10,283,905 Class A ordinary shares were issuable upon the exercise of outstanding share options under the 2020 Plan, and 490,594 Class A ordinary shares were available for future equity awards under the 2020 Plan, subject to further increases of reserved shares pursuant to the evergreen provision described above.

The table below summarizes, as of December 31, 2025, the options we have granted to our directors and executive officers under the 2020 Plan.

Name	Position	Ordinary Shares Underlying Options Awarded	Option Exercise Price (US$)	Grant Date	Option Expiration Date
Saifi Ismail	Director and President	100,000	0.68	September 1, 2021	September 1, 2031
		400,000	0.22	August 15, 2023	August 15, 2033
		400,000	0.22	December 18, 2025	December 18, 2035
Yang Hu	Chief Financial Officer	800,000	0.22	November 9, 2022	November 9, 2032
		150,000	0.22	December 18, 2025	December 18, 2035
Jianfeng Xu	Director and Chief Operating Officer	1,600,000	0.22	August 1, 2024	August 1, 2034
		1,000,000	0.22	December 18, 2025	December 18, 2035

As of December 31, 2025, other grantees a group held outstanding options to purchase 6,333,905 Class A ordinary shares of our company under the 2020 Plan, at exercise prices ranging from US$0.22 to US$0.68 per share.

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
D.
Employees

We had 778, 815 and 849 employees as of December 31, 2023, 2024 and 2025, respectively. Our employees are based across Dubai, Hangzhou, Shenzhen, Guangzhou, Hong Kong, Singapore and Riyadh. The following table sets forth the number of our employees by function as of December 31, 2025.

Function	Number of Employees	% of Total
Platform maintenance and product development	583	69.0
Customer services and operations	147	17.0
General and administration	88	10.0
Sales and marketing	31	4.0
Total	849	100.0

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

As of March 31, 2026, the total number of ordinary shares outstanding is 151,828,987, comprising 127,094,974 Class A ordinary shares and 24,734,013 Class B ordinary shares.

	Ordinary Shares Beneficially Owned as of March 31, 2026
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power*
Directors and Executive Officers:**
Tao Yang(1)	42,335,505	24,734,013	42.4	85.5
Saifi Ismail(2)	200,000	—	0.1	0.0
Jianfeng Xu(3)	10,736,326	—	6.9	1.7
David Cui	—	—	—	—
Lili Xu	—	—	—	—
Saeed Al Hamli	—	—	—	—
Mohamed Al Ghanim	—	—	—	—
Yang Hu(4)	215,973	—	0.1	0.0
Directors and Executive Officers as a Group	53,487,804	24,734,013	48.4	86.8
Principal Shareholders:
YooYoo Limited(5)	35,640,000	24,734,013	39.8	85.3
Orchid Asia(6)	25,775,661	—	17.0	4.1
SIG Global China Fund I, LLLP(7)	9,090,909	—	6.0	1.5

* For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

** The business address for our directors and executive officers is #230, Building 16, Dubai Internet City, Dubai, United Arab Emirates.

(1)
Represents (i) 35,640,000 Class A ordinary shares and 24,734,013 Class B ordinary shares held by YooYoo Limited, (ii) 445,505 Class A ordinary shares held by Allies Partners Limited and (iii) 6,250,000 Class A ordinary shares that Mr. Yang has the right to receive upon the exercise of share options within 60 days after March 31, 2026. YooYoo Limited is a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. YooYoo Limited is ultimately controlled by a trust of which Mr. Yang is the settlor and Mr. Yang and his family members are beneficiaries. Under the terms of this trust, Mr. Yang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by YooYoo Limited in our company. Allies Partners Limited is a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate

Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Allies Partners Limited is wholly owned by Allies Group Limited, which is in turn wholly owned by Ms. Lei Liu, the spouse of Mr. Tao Yang.
(2)
Represents 200,000 Class A ordinary shares that Mr. Ismail has the right to receive upon the exercise of share options within 60 days after March 31, 2026.
(3)
Represents (i) 7,366,326 Class A ordinary shares held by WindBell Limited, (ii) 200,000 Class A ordinary shares held by Mr. Xu, and (iii) 3,170,000 Class A ordinary shares that Mr. Xu has the right to receive upon the exercise of share options within 60 days after March 31, 2026. WindBell Limited is a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands. WindBell Limited is ultimately controlled by a trust of which Mr. Xu is the settlor and Mr. Xu and his family members are beneficiaries. Under the terms of this trust, Mr. Xu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by WindBell Limited in our company.
(4)
Represents (i) 15,973 Class A ordinary shares held by Ms. Hu, and (ii) 200,000 Class A ordinary shares that Ms. Hu has the right to receive upon the exercise of share options within 60 days after March 31, 2026.
(5)
Represents 35,640,000 Class A ordinary shares and 24,734,013 Class B ordinary shares held by YooYoo Limited. For further information on YooYoo Limited, see footnote 1.
(6)
Represents 25,775,661 Class A ordinary shares held by Jolly Unique Limited. Jolly Unique Limited is a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Jolly Unique Limited is owned by Orchid Asia VII, L.P. as to 93% and Orchid Asia VII Co-Investment, Limited as to 7%. The general partner of Orchid Asia VII, L.P. is OAVII Holdings, L.P., whose general partner is Orchid Asia VII GP, Limited. Orchid Asia VII GP, Limited is wholly owned by Orchid Asia V Group Management, Limited, which is wholly owned by Orchid Asia V Group, Limited, which is in turn wholly owned by AREO Holdings Limited. AREO Holdings Limited is also the controlling shareholder of Orchid Asia VII Co-Investment, Limited. AREO Holdings Limited is wholly-owned by Ms. Lam Lai Ming. Mr. Tao Huang, a directorate general manager of Orchid Asia Group, served as a director of our company from May 2018 to August 2020. Information regarding beneficial ownership is reported as of December 31, 2025, based on the information contained in the Schedule 13G/A filed by AREO Holdings Limited and its affiliates on August 6, 2025.
(7)
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

To our knowledge, as of March 31, 2026, a total of 75,272,234 Class A ordinary shares were held by one record holder in the United States, representing approximately 49.6% of our total outstanding shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

In the year ended December 31, 2025, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy, nor were there any outstanding balance as of December 31, 2025 of erroneously awarded compensation to be recovered.

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

Dividend Policy

Any determination to pay dividends will be subject to certain requirements of Cayman Islands law and made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. If we pay any dividends, we will pay the depositary to the same extent as other holders of our Class A ordinary shares. See “Item 12. Description of Securities other than Equity Securities—D. American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

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

D.
Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange.”

E.
Taxation

The following is a general summary of certain Cayman Islands, United Arab Emirates, People’s Republic of China and United States federal income tax consequences relevant to an investment in the ADSs or Class A ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of December 31, 2025, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the United Arab Emirates, the People’s Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of the ADSs and Class A ordinary shares.

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

A tax rate of 9% on taxable income in excess of AED 375,000 applies to (i) legal persons incorporated or managed and controlled in the UAE; (ii) natural persons that conduct business in the UAE; (iii) and foreign businesses that have a permanent establishment or nexus in the UAE. Special rules govern qualifying free zone entities, pursuant to which entities that qualify are subject to 0% tax on their qualifying income.

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

As discussed below under “-Passive Foreign Investment Company,” we believe we were classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for 2025, and will continue to be classified as a PFIC for the current and future taxable years. Accordingly, you are urged to review the discussion below under “Passive Foreign Investment Company,” and to consult with your tax advisors regarding the tax consequences to you if we were or are classified as a PFIC.

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

Taxation of Dividends

We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. If we do make any dividend distributions on the ADSs or Class A ordinary shares, however, because we were and will continue to be a PFIC for the current and future taxable years, non-corporate United States Holders will not be eligible for any reduced rates of taxation on any dividends and corporate United States Holders will not be eligible for any dividends received deduction. Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on the sale or other taxable disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares. As discussed under “—Passive Foreign Investment Company” above, we believe we were a PFIC for our most recent taxable year, and will continue to be a PFIC for the current and future taxable years. Therefore, United States Holders should assume that any such gain will be taxed at ordinary income tax rates and applicable interest charges unless a mark-to-market election is made. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC taxes were imposed on any gain (as described under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable PRC tax may reduce the amount realized on the sale or other taxable disposition of the ADSs or Class A ordinary shares. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If a PRC tax is imposed on the sale or other taxable disposition of the ADSs or Class A ordinary shares and you apply such temporary relief, such PRC tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

All of our revenues are denominated in U.S. dollars, and a significant portion of our expenses are denominated in AED or Renminbi. The functional currency of our company and our subsidiaries incorporated in the UAE, Hong Kong, Singapore and the British Virgin Islands is U.S. dollars. The functional currency of our subsidiary in the Saudi Arabia is Saudi Riyal (“SAR”), and the functional currency of our subsidiaries in the PRC is Renminbi. We use U.S. dollars as our reporting currency.

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

The financial statements of our PRC subsidiaries are translated from Renminbi into U.S. dollars. Assets and liabilities are translated into U.S. dollars using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings or deficits generated in the current period are translated into U.S. dollars using the appropriate historical rates. Revenues, expenses, gains and losses are translated into U.S. dollars using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the consolidated statements of comprehensive income, and the accumulated foreign currency translation adjustments are recorded in accumulated other comprehensive income (loss) as a component of consolidated statements of changes in equity. The foreign currency translation adjustment, net of nil income taxes were a loss of US$657.0 thousand, a loss of US$676.0 thousand and a gain of US$1.4 million in 2023, 2024 and 2025, respectively.

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

The SAR has been pegged to the U.S. dollar at 3.75 SARs per U.S. dollar since June 1986. However, there can be no assurance that the SAR will not be de-pegged or that the existing peg will not be adjusted in the future.

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

Inflation

Since inception, inflation in the UAE and China has not materially affected our results of operations. According to the UAE Federal Competitiveness and Statistics Authority, the year-over-year percent changes in the consumer price index for December 2023, December 2024 and December 2025 was an increase of 1.4%, an increase of 1.3% and an increase of 2.0%, respectively. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2023, December 2024 and December 2025 were a decrease of 0.3%, an increase of 0.1% and an increase of 0.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if the UAE or China experiences higher rates of inflation in the future.

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

Payments by Depositary

As of December 31, 2025, we recognized US$1.1 million revenue sharing from The Bank of New York Mellon, the depositary bank for our ADR program. We received the payment in January 2026.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-2 of this annual report.

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

	For the Year Ended December 31,
	2024	2025
	(US$ in thousands)
Audit Fees(1)	1,297	1,310

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs in 2025. In 2025, we did not purchase any of our ADSs or Class A ordinary shares outside of the periods presented below.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Programs(2)
March 2025	1,011,726	US$5.34	8,316,864	US$95.2 million
April 2025	2,076,439	US$6.34	10,393,303	US$82.0 million
May 2025	1,841,547	US$7.47	12,234,850	US$68.2 million
June 2025	1,300,587	US$6.68	13,535,437	US$59.6 million
September 2025	324,326	US$7.49	13,859,763	US$57.1 million
October 2025	1,012,736	US$7.29	14,872,499	US$49.7 million
November 2025	650,337	US$7.11	15,522,836	US$45.1 million
December 2025	159,337	US$7.01	15,682,173	US$44.0 million
Total	8,377,035	US$6.75	15,682,173	US$44.0 million

(1)
Each of our ADSs represents one Class A ordinary share.
(2)
We announced a share repurchase program in May 2021, under which we may repurchase up to US$150 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twelve months (the “May 2021 share repurchase program”). The expiration date of the share repurchase program has been extended to May 21, 2026. The repurchases have been, and will be, through various means, including open market transactions, privately negotiated transactions, block trades or any combination thereof. The repurchases have been, and will be, effected in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions.

We announced a new share repurchase program in March 2026, under which we may repurchase up to US$150 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of 24 months starting from March 9, 2026 (the “2026 share repurchase program”). Prior to the expiration of the May 2021 share repurchase program on May 21, 2026, or until the authorized repurchase amount thereunder is fully utilized, as applicable, any repurchases will be conducted pursuant to the May 2021 share repurchase program. Following the expiration of the May 2021 share repurchase program or the full utilization of its authorized repurchase amount, as applicable, we expect to commence repurchases under the 2026 share repurchase program. Repurchases under the 2026 share repurchase program will be made through various means, including open market transactions, privately negotiated transactions, block trades or any combination thereof, and will be effected in compliance with Rule 10b5‑1 and/or Rule 10b‑18 under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases under the 2026 share repurchase program will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions.

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

Risks from Cybersecurity Threats

In 2025, we had not been subject to any punishment due to cybersecurity, and there were no incidents of material risks arising from cybersecurity or personal data protection. However, despite our efforts, as we generate and process a large amount of data through our applications and rely on our information technology systems for our business operations, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more details, see “Item 4. Information on the Company—D. Risk Factors—Risks Relating to Our Business and Industry—Concerns about collection, use, retention, transfer, disclosure, processing and security of personal data could damage our reputation and deter current and potential users from using our platform and services, or subject us to significant compliance costs or penalties, which could materially and adversely affect our business, financial condition and results of operations”; and “—If we fail to prevent security breaches, cyber-attacks or other unauthorized access to our systems or our users’ data, we may be exposed to significant consequences, including legal and financial exposure and loss of users, and our reputation, business and operating results may be materially and adversely affected.”

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

Date: April 22, 2026

YALLA GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Yalla Group Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Yalla Group Limited and subsidiaries (the Company) as of December 31, 2024 and 2025, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013)issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Evaluation of sufficiency of audit evidence over revenues from group chatting and games services

As discussed in Note 14 to the consolidated financial statements, the Company reported revenues of US$216.4 million and US$124.0 million from group chatting services and games services, respectively, for the year ended December 31, 2025.

We identified the evaluation of sufficiency of audit evidence over revenues from group chatting and games services as a critical audit matter. This matter required especially subjective auditor judgment to determine the nature and extent of procedures to be performed over revenues from group chatting and games services, and required involvement of information technology (IT) professionals with specialized skills and knowledge to assist in performance of certain procedures, because the Company’s revenue recognition process was highly automated and reliant upon the Company’s customized and proprietary IT systems to process large volumes of data.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over revenues from group chatting and games services. We evaluated the design and tested the operating effectiveness of certain internal controls related to revenue recognition process. This includes controls related to:

▪
General information technology controls related to the systems utilized in the Company’s revenue recognition process;
▪
IT application controls related to the purchase and consumption of virtual currencies and virtual items in the underlying IT systems; and
▪
IT application controls related to the provision of upgrade services and the service period in the underlying IT systems.

We involved IT professionals with specialized skills and knowledge who assisted in testing these controls. We compared the amounts recharged by the users for purchasing virtual currencies against the statements of third-party payment platforms and the amounts of cash received by the Company. We tested revenues related to 1) virtual items based on the unit price of virtual currencies and the quantities of virtual currencies consumed by users for virtual items during the year, and 2) upgrade services based on the unit price of virtual currencies and the quantities of virtual currencies consumed by users for upgrade services and the periods of upgrade services and compared the results to the Company’s recorded revenue amounts.

In addition, we evaluated the sufficiency of audit evidence obtained over revenues from group chatting and games services by assessing the results of procedures performed, including the appropriateness of the nature and extent of such evidence.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2018.

Beijing, China

April 22, 2026

YALLA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2024	2025
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	488,379,894	526,972,019
Restricted cash	1,975,616	1,625,525
Term deposits	94,983,813	84,800,000
Short-term investments	70,932,713	141,251,128
Prepayments and other current assets	35,429,988	41,659,226
Total current assets	691,702,024	796,307,898
Non-current assets
Property and equipment, net	13,962,393	14,976,818
Intangible asset, net	896,005	728,348
Operating lease right-of-use assets	1,370,914	1,902,655
Long-term investments	93,698,924	82,053,772
Other assets	—	250,000
Total non-current assets	109,928,236	99,911,593
Total assets	801,630,260	896,219,491

LIABILITIES
Current liabilities
Accounts payable	957,717	1,066,625
Deferred revenue, current	58,081,649	55,178,093
Operating lease liabilities, current	1,012,481	357,525
Amounts due to a related party	87,156	44,177
Income taxes payable	9,117,261	1,319,111
Accrued expenses and other current liabilities	32,404,872	30,350,120
Total current liabilities	101,661,136	88,315,651
Non-current liabilities
Deferred revenue, non-current	—	1,837,543
Operating lease liabilities, non-current	13,495	1,095,245
Deferred income tax liabilities	2,148,022	2,924,137
Total non-current liabilities	2,161,517	5,856,925
Total liabilities	103,822,653	94,172,576

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

	As of December 31,
	2024	2025
	US$	US$
EQUITY
Shareholders’ equity of Yalla Group Limited
Class A Ordinary Shares (US$0.0001 par value, 400,000,000 shares authorized as of December 31, 2024 and 2025; 149,196,117 shares issued as of December 31, 2024 and 2025; 133,336,411 shares and 128,227,316 shares outstanding as of December 31, 2024 and 2025, respectively)	14,064	13,441
Class B Ordinary Shares (US$0.0001 par value, 100,000,000 shares authorized, 24,734,013 shares issued and outstanding as of December 31, 2024 and 2025)	2,473	2,473
Additional paid-in capital	328,883,061	339,199,644
Treasury stock	(49,438,661)	(42,497,929)
Accumulated other comprehensive loss	(3,016,579)	(1,636,586)
Retained earnings	427,907,766	515,197,658
Total shareholders’ equity of Yalla Group Limited	704,352,124	810,278,701
Non-controlling interests	(6,544,517)	(8,231,786)
Total equity	697,807,607	802,046,915
Total liabilities and equity	801,630,260	896,219,491

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
Revenues	318,877,564	339,675,845	341,938,110
Costs and expenses
Cost of revenues	(114,527,174)	(120,471,064)	(111,925,930)
Selling and marketing expenses	(45,382,752)	(31,347,919)	(34,550,017)
General and administrative expenses	(36,808,454)	(37,424,491)	(38,974,500)
Technology and product development expenses	(25,804,995)	(29,030,758)	(34,270,468)
Total costs and expenses	(222,523,375)	(218,274,232)	(219,720,915)
Operating income	96,354,189	121,401,613	122,217,195
Interest income	19,833,520	28,673,905	25,661,745
Government grants	337,355	800,160	931,407
Investment income (loss)	1,728,308	(2,805,945)	3,310,028
Impairment loss of investments	(2,509,480)	—	—
Income before income taxes	115,743,892	148,069,733	152,120,375
Income tax expense	(2,685,456)	(13,918,526)	(3,980,531)
Net income	113,058,436	134,151,207	148,139,844
Net loss attributable to non-controlling interests	4,284,341	1,533,034	1,695,147
Net income attributable to Yalla Group Limited’s shareholders	117,342,777	135,684,241	149,834,991
Earnings per ordinary share
——Basic	0.74	0.85	0.96
——Diluted	0.65	0.74	0.83
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	159,264,843	160,429,693	155,977,062
——Diluted	181,800,240	183,156,324	180,082,810

Other comprehensive (loss) income
Foreign currency translation adjustments, net of nil income taxes	(656,974)	(676,043)	1,387,871
Other comprehensive (loss) income, net of income taxes	(656,974)	(676,043)	1,387,871
Comprehensive income	112,401,462	133,475,164	149,527,715
Less: comprehensive loss attributable to non-controlling interests	4,300,686	1,534,238	1,687,269
Comprehensive income attributable to Yalla Group Limited’s shareholders	116,702,148	135,009,402	151,214,984

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	Shareholders’ equity of Yalla Group Limited
	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in capital	Treasury stock		Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity of Yalla Group Limited	Non-controlling interests	Total equity
	Shares	US$	Shares	US$	US$	Shares	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2022	133,557,160	13,356	24,734,013	2,473	294,406,395	(2,302,141)	(27,014,697)	(1,701,111)	174,880,748	440,587,164	(722,690)	439,864,474
Net income (loss)	—	—	—	—	—	—	—	—	117,342,777	117,342,777	(4,284,341)	113,058,436
Exercise of share options	4,224,810	422	—	—	970,286	—	—	—	—	970,708	—	970,708
Repurchase of ordinary shares	—	—	—	—	—	(1,670,735)	(8,512,608)	—	—	(8,512,608)	—	(8,512,608)
Share-based compensation	—	—	—	—	17,929,842	—	—	—	—	17,929,842	—	17,929,842
Contributions from non-controlling interests	—	—	—	—	—	—	—	—	—	—	13,097	13,097
Foreign currency translation adjustments, net of nil income taxes	—	—	—	—	—	—	—	(640,629)	—	(640,629)	(16,345)	(656,974)
Balance as of December 31, 2023	137,781,970	13,778	24,734,013	2,473	313,306,523	(3,972,876)	(35,527,305)	(2,341,740)	292,223,525	567,677,254	(5,010,279)	562,666,975

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2023, 2024 and 2025 (Continued)

	Shareholders’ equity of Yalla Group Limited
	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in capital	Treasury stock		Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity of Yalla Group Limited	Non-controlling interests	Total equity
	Shares	US$	Shares	US$	US$	Shares	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2023	137,781,970	13,778	24,734,013	2,473	313,306,523	(3,972,876)	(35,527,305)	(2,341,740)	292,223,525	567,677,254	(5,010,279)	562,666,975
Net income (loss)	—	—	—	—	—	—	—	—	135,684,241	135,684,241	(1,533,034)	134,151,207
Exercise of share options	2,859,579	286	—	—	884,801	—	—	—	—	885,087	—	885,087
Repurchase of ordinary shares	—	—	—	—	—	(3,332,262)	(13,911,356)	—	—	(13,911,356)	—	(13,911,356)
Share-based compensation	—	—	—	—	14,691,737	—	—	—	—	14,691,737	—	14,691,737
Foreign currency translation adjustments, net of nil income taxes	—	—	—	—	—	—	—	(674,839)	—	(674,839)	(1,204)	(676,043)
Balance as of December 31, 2024	140,641,549	14,064	24,734,013	2,473	328,883,061	(7,305,138)	(49,438,661)	(3,016,579)	427,907,766	704,352,124	(6,544,517)	697,807,607

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2023, 2024 and 2025 (Continued)

	Shareholders’ equity of Yalla Group Limited
	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in capital	Treasury stock		Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity of Yalla Group Limited	Non-controlling interests	Total equity
	Shares	US$	Shares	US$	US$	Shares	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2024	140,641,549	14,064	24,734,013	2,473	328,883,061	(7,305,138)	(49,438,661)	(3,016,579)	427,907,766	704,352,124	(6,544,517)	697,807,607
Net income (loss)	—	—	—	—	—	—	—	—	149,834,991	149,834,991	(1,695,147)	148,139,844
Reissuance of treasury stock for exercise of share options	—	—	—	—	—	3,267,940	21,854,395	—	(20,894,672)	959,723	—	959,723
Repurchase and retirement of ordinary shares	(6,230,299)	(623)	—	—	—	(2,146,736)	(14,913,663)	—	(41,650,427)	(56,564,713)	—	(56,564,713)
Share-based compensation	—	—	—	—	10,316,583	—	—	—	—	10,316,583	—	10,316,583
Foreign currency translation adjustments, net of nil income taxes	—	—	—	—	—	—	—	1,379,993	—	1,379,993	7,878	1,387,871
Balance as of December 31, 2025	134,411,250	13,441	24,734,013	2,473	339,199,644	(6,183,934)	(42,497,929)	(1,636,586)	515,197,658	810,278,701	(8,231,786)	802,046,915

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
Operating activities:
Net income	113,058,436	134,151,207	148,139,844
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,752,785	1,080,267	1,535,644
Amortization	262,539	266,634	272,969
Reduction in the carrying amount of operating lease right-of-use assets	1,343,885	1,072,946	1,220,036
Loss (gain) on disposal of property and equipment	5,250	(63,055)	(18,415)
Investment (income) loss	(1,728,308)	2,805,945	(3,310,028)
Interest income of held-to-maturity debt securities	(363,727)	(2,946,124)	(2,372,957)
Impairment loss of investments	2,509,480	—	—
Share-based compensation	17,929,842	14,691,737	10,316,583
Deferred income tax expense	—	2,148,022	776,115
Changes in operating assets and liabilities:
Prepayments and other current assets	(6,255,514)	(5,989,635)	(6,479,225)
Amount due from a related party	(109,507)	109,507	—
Other assets	2,421,868	—	(250,000)
Amounts due to a related party	(692,611)	87,156	(42,979)
Accounts payable	(4,454,221)	29,662	108,908
Deferred revenue	10,601,086	11,523,078	(1,066,013)
Income taxes payable	(19,911)	8,197,819	(7,764,815)
Accrued expenses and other current liabilities	4,316,156	6,796,720	(2,212,472)
Operating lease liabilities	(1,257,975)	(1,145,060)	(1,316,615)
Net cash provided by operating activities	139,319,553	172,816,826	137,536,580
Investing activities:
Purchase of property and equipment	(1,275,612)	(705,863)	(1,976,915)
Proceeds from disposal of property and equipment	14,557	117,673	37,983
Purchase of intangible asset	(67,784)	(29,786)	(105,312)
Prepayments of purchase of property and equipment	(305,417)	(107,902)	(240,421)
Purchases of short-term investments	(100,581,799)	(28,286,820)	(277,729,445)
Proceeds from maturity of short-term investments	117,708,862	18,870,262	238,433,067
Purchase of term deposits	(292,024,069)	(181,942,350)	(197,826,638)
Proceeds from maturity of term deposits	100,485,555	304,159,842	208,010,451
Purchase of long-term investments	(50,079,240)	(93,495,867)	(13,683,825)
Net cash (used in) provided by investing activities	(226,124,947)	18,579,189	(45,081,055)
Financing activities:
Proceeds from exercise of share options	945,947	1,088,392	1,100,513
Repurchase of ordinary shares	(8,512,608)	(13,911,356)	(56,564,713)
Contributions from non-controlling interests	13,143	—	—
Net cash used in financing activities	(7,553,518)	(12,822,964)	(55,464,200)
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	(590,895)	(524,571)	1,250,709
Net (decrease) increase in cash and cash equivalents and restricted cash	(94,949,807)	178,048,480	38,242,034
Cash and cash equivalents and restricted cash at the beginning of the year	407,256,837	312,307,030	490,355,510
Cash and cash equivalents and restricted cash at the end of the year	312,307,030	490,355,510	528,597,544
Supplemental cash flow information:
Income taxes paid (i)	2,729,820	3,572,685	11,022,556
Noncash investing and financing activities:
Operating lease right-of-use assets acquired in operating lease	3,835,419	86,216	1,737,913
Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	311,883,463	488,379,894	526,972,019
Restricted cash	423,567	1,975,616	1,625,525
Total cash and cash equivalents and restricted cash shown in the statement of cash flows	312,307,030	490,355,510	528,597,544
(i)
For the year ended December 31, 2025, income taxes paid amounted to US$7,999,564 in the United Arab Emirates (the “UAE”), and US$3,022,992 in mainland China.

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

(e)
Cash and Cash Equivalents

Cash and cash equivalents consist of cash at bank and highly liquid investments placed with financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash. The Group’s cash and cash equivalents are deposited in financial institutions at below locations:

	As of December 31,
	2024	2025
	US$	US$
Financial institutions in the mainland China
—Denominated in Chinese Renminbi (“RMB”)	20,758,937	22,436,172
—Denominated in U.S. Dollar (“USD”)	34,098,908	50,321,290
Total cash and cash equivalents balances held at mainland China financial institutions	54,857,845	72,757,462
Financial institutions in Hong Kong Special Administrative Region (“HK S.A.R.”)
—Denominated in USD	332,054,790	419,431,849
—Denominated in Hong Kong Dollar (“HKD”)	76,857	176,908
—Denominated in RMB	9,937	10,125
Total cash and cash equivalents balances held at the HK S.A.R. financial institutions	332,141,584	419,618,882
Financial institutions in UAE
—Denominated in United Arab Emirates Dirham (“AED”)	2,856,191	3,191,045
—Denominated in USD	89,180,624	27,094,651
—Denominated in RMB	1,273,258	77,918
Total cash and cash equivalents balances held at the UAE financial institutions	93,310,073	30,363,614
Financial institutions in United States
—Denominated in USD	99,836	3,286
Total cash and cash equivalents balances held at the United States financial institutions	99,836	3,286
Financial institutions in Singapore
—Denominated in USD	5,924,674	3,462,459
—Denominated in Singapore Dollar (“SGD”)	97,024	760,419
—Denominated in RMB	794,858	5,897
Total cash and cash equivalents balances held at the Singapore financial institutions	6,816,556	4,228,775
Financial institutions in United Kingdom
—Denominated in USD	1,154,000	—
Total cash and cash equivalents balances held at the United Kingdom financial institutions	1,154,000	—
Total cash and cash equivalents balances held at financial institutions	488,379,894	526,972,019

Cash and cash equivalents, restricted cash and term deposits, with financial institutions in the mainland China, HK S.A.R., United States, Singapore and United Kingdom are insured by the government authorities up to RMB500,000, HKD800,000, US$250,000, SGD100,000 and 120,000 British pound sterling (85,000 British pound sterling prior to December 1, 2025) per bank, respectively. Cash and cash equivalents, restricted cash and term deposits are insured by the government authorities with amounts up to US$4,229,767 and US$3,914,676 as of December 31, 2024 and 2025, respectively. The Company has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash and term deposits held in bank accounts. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the mainland China, HK S.A.R., United Arab Emirates, United States and Singapore with acceptable credit rating.

(f)
Restricted Cash

Cash that is restricted to withdrawal or for use is reported separately on the consolidated balance sheets. The Group’s restricted cash mainly represents deposits restricted for use for certain purposes and restricted deposit used as security against a lawsuit.

(g)
Term Deposits

Term deposits represent deposits placed with banks with original maturities of more than three months but less than one year. The Group’s term deposits as of December 31, 2024 and 2025 were denominated in USD and were deposited at financial institutions in United Kingdom and HK S.A.R..

(h)
Investments

Debt securities

Debt securities consist of held-to-maturity debt securities that the Company has positive intent and ability to hold to maturity, and debt securities measured at fair value under fair value option.

The Company accounts for the held-to-maturity debt security at amortized cost less allowance for credit losses. Credit loss of held-to-maturity debt securities was nil as of December 31, 2024 and 2025. As of December 31, 2024, the fair value of the held-to-maturity debt securities included in short-term investments was US$52,026,000, with gross unrecognized holding gains of US$304,075. As of December 31, 2025, the fair value of the held-to-maturity debt securities included in short-term investments was US$135,192,271, with gross unrecognized holding gains of US$115,007 and gross unrecognized holding losses of US$279,628, respectively. As of December 31, 2024 and 2025, the fair value of the held-to-maturity debt securities included in long-term investments was US$51,213,134 and US$26,150,259, respectively, with gross unrecognized holding gains of US$142,549 and US$338,581 respectively.

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

The Group’s investment in certain private equity fund without readily determinable fair values, over which the Group does not have the ability to exercise significant influence, is accounted for under the existing practical expedient in ASC Topic 820, Fair Value Measurement to estimate the fair value using the net asset value per share of the investment (the “NAV practical expedient”). The investment in such private equity fund is generally redeemable on a quarterly basis.

(h)
Investments (continued)

Equity securities without readily determinable fair values which do not qualify for the NAV practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock, are accounted for under the measurement alternative. The carrying values of equity investments without readily determinable fair values are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized through net income. The Group makes assessment of whether an investment is impaired at each reporting date, and recognizes an impairment loss equal to the difference between the carrying value and fair value through net income. The carrying amount of equity securities without readily determinable fair value were US$1,336,073 and US$1,669,885 as of December 31, 2024 and 2025, respectively. Impairment loss of US$2,509,480, nil and nil were recognized for the years ended December 31, 2023, 2024 and 2025, respectively.

Insurance contract

Investment in insurance contracts is recorded at the amount that could be realized under the insurance contracts as of the balance sheet date. The change in cash surrender or contract value during each period is recorded as investment income (loss) in the consolidated statements of comprehensive income.

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

The Group measures money market funds and debt securities measured at fair value under fair value option included in short-term investments and long-term investments at fair value on a recurring basis. The Group values its money market funds using quoted prices in active markets for these investments, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1. The fair value of short-term and long-term investments were valued based on price per unit quoted by financial institutions and categorized in Level 2 of the fair value hierarchy.

As of December 31, 2024 and 2025, the carrying values of financial instruments other than the following assets that are measured at fair value and equity securities without readily determinable fair value approximated to their fair values.

The following table sets forth the Company’s assets that are measured at fair value on a recurring basis and are categorized under the fair value hierarchy:

(l)
Fair Value Measurements (continued)

	Fair value measurement as of December 31, 2024 using
	Level 1	Level 2	Level 3	Total fair value as of December 31, 2024
	US$	US$	US$	US$
Assets
Cash and cash equivalents:
Money market funds	161,104,715	—	—	161,104,715
Short-term investments:
Debt securities measured at fair value under fair value option	—	19,210,788	—	19,210,788
Long-term investments:
Debt securities measured at fair value under fair value option	—	8,948,600	—	8,948,600
Total	161,104,715	28,159,388	—	189,264,103

	Fair value measurement as of December 31, 2025 using
	Level 1	Level 2	Level 3	Total fair value as of December 31, 2025
	US$	US$	US$	US$
Assets
Cash and cash equivalents:
Money market funds	322,969,014	—	—	322,969,014
Short-term investments:
Debt securities measured at fair value under fair value option	—	717,186	—	717,186
Long-term investments:
Debt securities measured at fair value under fair value option	—	9,557,200	—	9,557,200
Total	322,969,014	10,274,386	—	333,243,400
(m)
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

(m)
Revenue Recognition (continued)

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

The estimated service period of upgrade services in both the group chatting service and games service is determined based on the expected service period derived from historical users’ behavioral pattern. This estimate is re-assessed periodically. Adjustments arising from the changes of estimated period of the users are applied prospectively as such changes are resulted from new information indicating a change in the users’ behavior.

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

The balance of deferred revenue as of January 1, 2023, 2024, and 2025 was US$35,957,485, US$46,558,571 and US$58,081,649, respectively, of which US$35,147,512, US$43,610,021 and US$55,795,948 were recognized as revenue for the years ended December 31, 2023, 2024, and 2025, respectively. US$55,178,093 and US$1,837,543 of the balance of deferred revenue as of December 31, 2025 is expected to be recognized as revenues in 2026 and 2027, respectively.

(n)
Cost of Revenues

Cost of revenues consists primarily of (i) commission fees paid to third party payment platforms, and (ii) staff cost and expenses related to the operations of the mobile platforms.

(o)
Selling and Marketing Expenses

Selling and marketing expenses mainly consist of (i) advertising costs and market promotion expenses, and (ii) staff cost, rental and depreciation related to selling and marketing functions. Advertising costs, which consist primarily of online advertisements, are expensed as incurred. The advertising costs were US$33,769,334, US$23,127,064 and US$30,451,194 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

US$337,355, US$800,160 and US$931,407 were recognized in government grants for the years ended December 31, 2023, 2024, and 2025, respectively. There were no significant commitment or contingencies for the government subsidies received for the years ended December 31, 2023, 2024 and 2025.

(s)
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

(t)
Employee Benefits

The Company’s subsidiaries in mainland China participate in a government mandated, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in mainland China to pay a monthly contribution calculated at a stated contribution rate on the compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits US$7,051,506, US$7,346,797 and US$8,652,046 were recognized for the years ended December 31, 2023, 2024 and 2025, respectively.

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

(v)
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

(w)
Foreign Currency

The Company’s reporting currency is United States Dollars (“US$”). The functional currency of the Company and its subsidiaries incorporated in UAE, HK S.A.R., Singapore and British Virgin Islands is US$. The functional currency of the Company’s PRC subsidiaries and Saudi Arabia subsidiary is RMB and Saudi Riyal (“SAR”), respectively.

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

The financial statements of the Company’s PRC subsidiaries and Saudi Arabia subsidiary are translated from the functional currency to reporting currency, US$. Assets and liabilities are translated into US$ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings or deficits generated in the current period are translated into US$ using the appropriate historical rates. Revenues, expenses, gains and losses are translated into US$ using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the consolidated statements of comprehensive income, and the accumulated foreign currency translation adjustments are recorded in accumulated other comprehensive loss as a component of consolidated statements of changes in equity.

(x)
Concentration and Risk

The Group’s cost of revenues mainly included commission fees paid to third party payment platforms, among which two, three and three third party payment platforms individually represent greater than 10% of the Group’s cost of revenues excluding payroll and welfare and depreciation for the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the Year Ended December 31,
	2023	2024	2025
A	32%	22%	22%
B	24%	25%	27%
C	*	24%	21%

* represents less than 10%

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

(z)
Treasury Stock

The Group accounts for treasury stock using the cost method. Under this method, the cost incurred to purchase the shares is recorded in treasury stock on the consolidated balance sheets. At retirement of the treasury stock, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury stock over the aggregate par value is charged to retained earnings. Upon reissuance of the treasury stock, the gains on the reissuance of treasury stock are credited to additional paid-in capital, and the losses on the reissuance are debited to additional paid-in capital to the extent that previous net gains from sales or retirements of the same class of stock are included in additional paid-in capital, with excess loss charged to retained earnings.

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

(bb)
Geographic Information

Long-lived assets consist of property and equipment, operating lease right-of-use assets, intangible asset and other assets. The geographic information for long-lived assets of the Group’s as of December 31, 2024 and 2025 are as follows:

	As of December 31,
	2024	2025
	US$	US$
Domestic component
UAE	369,258	970,025
Foreign components
Mainland China	15,141,941	14,539,686
HK S.A.R.	18,113	383,086
Cayman Islands	700,000	460,000
Saudi Arabia	—	1,126,554
Singapore	—	378,470
Total long-lived assets	16,229,312	17,857,821

(cc)
Statutory Reserve

In accordance with the PRC Company Laws, the PRC subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies. The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation. As of December 31, 2024 and 2025, the statutory reserve of the Company’s PRC subsidiaries was US$2,985,659 and US$3,866,884, respectively.

UAE Company Laws requires 5% of the UAE subsidiaries’ annual net profits to be set aside as a statutory reserve. This allocation may be suspended by a shareholders’ decision once the reserve has reached an amount equal to 50% of the share capital of the company. As of December 31, 2024 and 2025, the statutory reserve of the Company’s UAE subsidiaries was US$138,384.

(dd)
Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires disaggregated information about the effective tax rate reconciliation as well as information on income taxes paid. The guidance is effective for the Company for annual periods beginning January 1, 2025, with early adoption permitted. The Company adopted this ASU on January 1, 2025 prospectively. See Note 12 for further details.

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

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The amendments in this update establish authoritative guidance on the recognition, measurement, presentation, and disclosure of government grants. This update is effective for annual periods beginning after December 15, 2028, including interim periods within those annual reporting years, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on its consolidated financial statements and related disclosures.

3. SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Held-to-maturity debt securities	51,721,925	135,356,892
Debt securities measured at fair value under fair value option	19,210,788	717,186
Equity securities measured using the NAV practical expedient	—	5,177,050
Short-term investments	70,932,713	141,251,128

As of December 31, 2024, the cost of the debt securities measured at fair value under fair value option was US$20,000,000 with unrealized losses of US$789,212. As of December 31, 2025, the cost of the debt securities measured at fair value under fair value option was US$711,359 with unrealized gains of US$5,827.

4. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Amounts due from third party payment platforms	27,870,659	34,871,258
Interest receivables	4,044,643	2,446,628
Others	3,514,686	4,341,340
Prepayments and other current assets	35,429,988	41,659,226

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Building	12,824,343	13,115,540
Electronic equipment and office furniture	2,051,517	3,803,479
Vehicle	457,594	743,548
Leasehold improvements	285,353	471,327
Property and equipment	15,618,807	18,133,894
Less: Accumulated depreciation	(1,656,414)	(3,157,076)
Property and equipment, net	13,962,393	14,976,818

Depreciation expense was US$1,752,785, US$1,080,267 and US$1,535,644 for the years ended December 31, 2023, 2024 and 2025, respectively.

6. LONG-TERM INVESTMENTS

Long-term investments consist of the following:

	As of December 31,
	2024	2025
	US$	US$
Held-to-maturity debt securities	51,070,585	25,811,678
Investment in insurance contracts	29,750,000	42,500,000
Debt securities measured at fair value under fair value option	8,948,600	9,557,200
Others	3,929,739	4,184,894
Long-term investments	93,698,924	82,053,772

As of December 31, 2025, the held-to-maturity debt securities were with contractual maturities of 1.2 years.

The cost of the debt securities measured at fair value under fair value option was US$10,000,000 with unrealized losses of US$1,051,400 and US$442,800 as of December 31, 2024 and 2025, respectively. As of December 31, 2025, the debt securities measured at fair value under fair value option were with contractual maturities of 13.8 years.

7. OPERATING LEASE

The Company leases its offices under non-cancelable operating lease agreements. These leases expire through 2031 and are renewable upon negotiation.

The operating lease right-of-use assets and the operating lease liabilities as of December 31, 2024 and 2025 were as follows:

	As of December 31,
	2024	2025
	US$	US$
Operating lease right-of-use assets	1,370,914	1,902,655

Operating lease liabilities, current	1,012,481	357,525
Operating lease liabilities, non-current	13,495	1,095,245
Total operating lease liabilities	1,025,976	1,452,770

Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2023, 2024 and 2025 was US$1,341,466, US$1,210,301 and US$1,359,907, respectively.

The operating lease cost and short-term lease cost for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
Operating lease cost	1,400,798	1,138,187	1,263,328
Short-term lease cost	703,521	457,956	516,832
Total lease cost	2,104,319	1,596,143	1,780,160

The weighted average remaining lease term as of December 31, 2024 and 2025 was 1.32 years and 4.16 years, respectively. The weighted average discount rate of the operating leases was 4.3% and 4.1% as of December 31, 2024 and 2025, respectively.

Maturities of operating lease liabilities as of December 31, 2025 were as follows:

December 31, 2025
US$
2026	362,213
2027	446,424
2028	272,271
2029	250,700
2030 and thereafter	250,701
Total undiscounted lease payments	1,582,309
Less: imputed interest	(129,539)
Total operating lease liabilities	1,452,770

As of December 31, 2024 and 2025, the Group had US$219,009 and US$127,322 of short-term lease commitments under non-cancellable operating leases, respectively.

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2024	2025
	US$	US$
Accrued payroll and welfare	25,221,153	22,934,110
Advertising expenses payable	1,713,841	2,155,565
Other taxes payable	740,975	555,089
Others	4,728,903	4,705,356
Accrued expenses and other current liabilities	32,404,872	30,350,120

9. ORDINARY SHARES

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

As of December 31, 2025, there were 128,227,316 Class A ordinary shares and 24,734,013 Class B ordinary shares outstanding.

10. SHARE REPURCHASE PROGRAM

In May 2021, the Company announced that its board of directors had approved a share repurchase program of up to US$150 million of the Company’s outstanding ADSs over the next 12 months. From 2022 to March 2025, the board of directors of the Company has approved multiple extensions of the expiration date of the share repurchase program, which was extended to May 21, 2026. Under the terms of this program, the Company may repurchase its issued and outstanding ADSs in open-market transactions on the New York Stock Exchange. As of December 31, 2025, the Company has repurchased 15,682,173 ADSs (equivalent to 15,682,173 Class A ordinary shares) for approximately US$106.0 million under this program.

On March 8, 2026, the Company’s board of directors approved a new share repurchase program (the “2026 Share Repurchase Program”), under which the Company is authorized to repurchase up to US$150 million of its outstanding ADSs over a period of 24 months starting from March 9, 2026.

11. SHARE‑BASED COMPENSATION

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

11. SHARE‑BASED COMPENSATION (continued)

On August 31, 2020, the board of directors of the Company approved and adopted the 2020 equity Incentive Plan (the “2020 Plan”). Under the 2020 Plan, the maximum aggregate number of ordinary shares available for issuance is 3,757,594 for the year of 2025. If the aggregate number of ordinary shares reserved and available for issuance pursuant to awards granted under the 2020 Plan falls below 2% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year (the “Limit”), the aggregate number of ordinary shares reserved and available for issuance pursuant to awards granted under the 2020 Plan shall be automatically increased to the Limit on January 1 thereafter. For purposes of determining the number of shares outstanding on such date, all preferred shares, options, warrants and other equity securities that are convertible into or exercisable or exchangeable for shares (whether or not by their terms then currently convertible, exercisable or exchangeable) and were outstanding on such date, are deemed to have been so converted, exercised or exchanged.

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

A summary of the share options activities for the year ended December 31, 2025 is presented below:

	Number of shares	Weighted average exercise price	Weighted remaining contractual years	Aggregate intrinsic value
		US$		US$
Outstanding as of January 1, 2025	29,809,324	0.29	5.25	112,256,569
Granted	3,324,000	0.25
Exercised	(3,267,940)	0.29
Forfeited	(57,000)	0.68
Outstanding as of December 31, 2025	29,808,384	0.29	3.77	198,265,061
Vested and expect to vest as of December 31, 2025	29,808,384	0.29	3.77	198,265,061
Exercisable as of December 31, 2025	22,408,508	0.29	4.24	145,053,338

The fair value of the options granted is estimated on the date of grant using the binomial option pricing model with the following key assumptions used:

	2023	2024	2025
Risk-free rate of return (per annum)	3.93%-4.49%	3.99%-4.59%	4.12%-4.22%
Volatility	60.42%-62.36%	61.73%-62.50%	59.61%-61.24%
Expected dividend yield	0%	0%	0%
Exercise multiple	2.2-2.8	2.2-2.8	2.2-2.8
Fair value of underlying ordinary share	4.26-5.91	4.15-4.16	5.33-8.95
Expected term	10	10	10

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

11. SHARE‑BASED COMPENSATION (continued)

The weighted average grant date fair value of the share options for the years ended December 31, 2023, 2024 and 2025 was US$5.28, US$3.96 and US$6.60, respectively. The total fair value of share options vested during the years ended December 31, 2023, 2024 and 2025 was US$38,493,814, US$26,366,455 and US$10,541,913, respectively. The total intrinsic value of share options exercised for the years ended December 31, 2023, 2024 and 2025, was US$18,299,428, US$11,899,891 and US$22,307,300, respectively.

Total recognized share-based compensation expenses for the years ended December 31, 2023, 2024 and 2025, were allocated to following expense items:

	For the Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
Cost of revenues	4,061,122	7,220,748	4,857,684
Selling and marketing expenses	3,210,434	1,822,939	617,565
General and administrative expenses	9,539,356	5,005,853	4,601,123
Technology and product development expenses	1,118,930	642,197	240,211
Total share-based compensation expenses	17,929,842	14,691,737	10,316,583

As of December 31, 2025, US$27,605,669 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 1.21 years.

12. INCOME TAX

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

UAE

For the year ended December 31, 2023, the Company’s subsidiaries incorporated in the UAE were not subject to tax on income or capital gain. The UAE has introduced Federal Decree-Law No.47 of 2022 on the Taxation of Corporations and Businesses (the “CT Law”), which applies to financial years beginning on or after June 1, 2023. Under the CT Law, corporate tax is applicable to (amongst others) legal persons in the UAE at the rate of 9% on taxable income above AED375,000. However, entities incorporated or registered in free zones that are considered qualifying free zone persons (“QFZP”) are subject to 0% tax on their qualifying income.

Certain of the Company’s UAE subsidiaries apply 0% tax rate on their qualifying income, as QFZP for the years ended December 31, 2024 and 2025, while other UAE subsidiaries are subject to the corporate tax at a rate of 9%. The Company believes that the subsidiaries are more likely than not that satisfying all the conditions for QFZP prescribed in the CT Law. If a free zone person does not meet all the conditions, it will be subject to a rate of 9% on its taxable income.

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

12. INCOME TAX (continued)

Mainland China

The Company’s PRC subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, except for certain entity that is entitled to preferential tax treatment. One of the Company’s PRC subsidiaries became qualified as an “Advanced Technology Service Enterprise” (“ATSE”) in 2025 and is entitled to a preferential income tax rate of 15% for the year ended December 31, 2025.

Under the EIT Law and its implementation rules, an enterprise established outside China with a “de facto management body” within mainland China is considered a PRC resident enterprise for Chinese enterprise income tax purposes. A PRC resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its global income. The implementation rules to the EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the production and business operations, personnel, accounting, properties, etc., occurs within the mainland China. The Company is a company incorporated outside the mainland China and is not an offshore entity controlled by mainland China enterprises. As a holding company, its key assets are its ownership interests of its subsidiaries, and its key assets and operation are located outside the mainland China. The Company does not believe that it is more likely than not that the Company and its subsidiaries registered outside the mainland China should be treated as residents for EIT Law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the mainland China are deemed resident enterprises, the Company and its subsidiaries registered outside the mainland China will be subject to the PRC income tax at a rate of 25%. As of December 31, 2025, the Group had not received any inquiry or notice from the tax authorities of mainland China in respect of the tax resident status of its offshore entities.

Singapore

The subsidiary incorporated in Singapore is subject to the Singapore Corporate Tax rate of 17%.

Income/(loss) before income taxes were generated in the following jurisdictions:

	For the Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
Domestic component
UAE	114,383,349	126,599,985	134,152,660
Foreign components
BVI	(20,798)	(1,125,543)	(13,019)
Mainland China	(11,061,063)	1,891,201	4,119,876
HK S.A.R.	1,468,015	1,133,756	849,911
Cayman Islands	11,616,105	19,712,137	14,477,386
Singapore	(641,716)	(141,803)	(1,297,674)
Others	—	—	(168,765)
Total	115,743,892	148,069,733	152,120,375

12. INCOME TAX (continued)

Income tax expense consists of the following:

	For the Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
Current income tax expense:
Domestic	—	8,138,383	1,175,271
Foreign	2,685,456	3,632,121	2,029,145
Total current income tax expense	2,685,456	11,770,504	3,204,416
Deferred income tax expense:
Foreign	—	2,148,022	776,115
Total deferred income tax expense	—	2,148,022	776,115
Total	2,685,456	13,918,526	3,980,531

The Company is headquartered in the UAE and the subsidiaries incorporated in UAE functions as the Company’s primary business operation center. Therefore, the Company uses the UAE’s income tax rate as applicable statutory income tax rate. The reconciliation of income taxes calculated at the UAE statutory income tax rate to the Group’s effective income tax rate for the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the Year Ended December 31,
	2025
	US$	Percent
Income tax expense at UAE statutory income tax rate	13,690,834	9.0%
Domestic:
Effect of preferential tax rate	(13,797,243)	(9.1)%
Non-deductible expenses	2,606,206	1.7%
Change in valuation allowance	451,334	0.3%
Others	(158,766)	(0.1)%
Foreign tax effects:
Mainland China	2,336,443	1.5%
Other foreign jurisdictions	(1,148,277)	(0.7)%
Income tax expense	3,980,531	2.6%

	For the Year Ended December 31,
	2023	2024
UAE statutory income tax rate	0.0%	9.0%
Increase/(decrease) in effective income tax rate resulting from:
Tax rate differential for foreign entities	1.0%	0.6%
Effect of preferential tax rate	0.0%	(5.4)%
Non-deductible expenses	0.0%	2.9%
Withholding tax	0.0%	1.9%
Change in valuation allowance	1.3%	0.3%
Others	0.0%	0.1%
Effective income tax rate	2.3%	9.4%

12. INCOME TAX (continued)

Deferred income tax assets and liabilities are as follows:

	As of December 31,
	2024	2025
	US$	US$
Deferred tax assets
Operating lease liabilities	255,768	363,193
Impairment loss of investments	626,009	640,223
Net operating loss carry forwards	1,799,645	2,583,769
Total gross deferred tax assets	2,681,422	3,587,185
Valuation allowance on deferred tax assets	(2,425,654)	(3,223,992)
Deferred tax assets, net of valuation allowance	255,768	363,193

Deferred tax liabilities
Operating lease right-of-use assets	255,768	363,193
Investment in subsidiaries	2,148,022	2,924,137
Total gross deferred tax liabilities	2,403,790	3,287,330

Net deferred tax liabilities	2,148,022	2,924,137

Changes in valuation allowance are as follows:

	As of December 31,
	2024	2025
	US$	US$
Balance at the beginning of the year	1,994,089	2,425,654
Additions	431,565	798,338
Balance at the end of the year	2,425,654	3,223,992

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

13. EARNINGS PER SHARE

The following table sets forth the basic and diluted earnings per share computation and provides a reconciliation of the numerator and denominator for the periods presented. Shares issuable for little consideration relating to the vested share options have been included in the number of outstanding shares used for basic earnings per share:

	For the Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
Numerator:
Net income attributable to Yalla Group Limited’s shareholders	117,342,777	135,684,241	149,834,991
Numerator for basic and diluted earnings per share calculation	117,342,777	135,684,241	149,834,991
Denominator:
Denominator for basic earnings per share calculation	159,264,843	160,429,693	155,977,062
Dilutive effect of outstanding share options	22,535,397	22,726,631	24,105,748
Denominator for diluted earnings per share calculation	181,800,240	183,156,324	180,082,810
Earnings per ordinary share
——Basic	0.74	0.85	0.96
——Diluted	0.65	0.74	0.83

14. REVENUE INFORMATION

Revenues consist of the following:

	For the Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
Revenues generated from group chatting services	211,760,853	225,367,240	216,386,896
Revenues generated from games services	106,742,196	113,639,697	124,033,272
Others	374,515	668,908	1,517,942
Total revenues	318,877,564	339,675,845	341,938,110

The Company’s platform does not require real-name and country of registration of its users. Therefore, the Company does not disclose the revenue information by geographical region because country information of its users is not available or not verified by the Company.